As confidentially submitted to the Securities and Exchange Commission on February 18, 2025.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________________

FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_________________________________

World Media and Entertainment Universal Inc.
(Exact Name of Registrant as Specified in Its Charter)

_________________________________

Cayman Islands	2721	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

66 rue Jean-Jacques Rousseau
75001 Paris, France
+33 (0) 1 7673 2800
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_________________________________

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________________________

Copies to:

Shu Du, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong Tel: +852 3740-4700	Sharon Lau Stacey Wong Latham & Watkins LLP 9 Raffles Place #42-02 Republic Plaza Singapore 048619 +65 6536 1161

_________________________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the share offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with IFRS, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains two prospectuses, as set forth below.

•        Primary Offering Prospectus.    A primary offering prospectus of World Media and Entertainment Universal Inc. with respect to the issuance of up to            aWME Class A Ordinary Shares and            aWME Warrants in connection with the completion of the Business Combination and the issuance of             aWME Warrant Shares issuable upon exercise of such aWME Warrants; and

•        Resale Prospectus.    A resale prospectus with respect to the resale by the Selling Securityholders named therein of up to             aWME Class A Ordinary Shares,            aWME Warrants and            aWME Warrant Shares.

The resale prospectus is substantively identical to the primary offering prospectus, except for the following:

•        the resale prospectus contains a different cover page;

•        a “Selling Securityholders” section is included in the resale prospectus; and

•        a “ Plan of Distribution” section is included in the resale prospectus.

This registration statement includes a set of alternate pages after the end of the primary offering prospectus (the “Alternate Pages”) that form a part of the resale prospectus and not the primary offering prospectus. The primary offering prospectus excludes the Alternate Pages and will be used for the primary offering by World Media and Entertainment Universal Inc. The resale prospectus adds and substitutes the Alternate Pages and will be used for the resale offering by the Selling Securityholders named therein.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. Any representation to the contrary is a criminal offense.

PROXY STATEMENT/PROSPECTUS, DATED            , 2025

BLACK SPADE ACQUISITION II CO	WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS
OF

BLACK SPADE ACQUISITION II CO
(A CAYMAN ISLANDS EXEMPTED COMPANY)

and

PROSPECTUS FOR UP TO           AWME CLASS A ORDINARY SHARES,           AWME WARRANTS, AND           AWME CLASS A ORDINARY SHARES UNDERLYING WARRANTS
OF

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.

Dear Black Spade Acquisition II Co Shareholders:

The board of directors of Black Spade Acquisition II Co, a Cayman Islands exempted company (“Black Spade II”), has unanimously approved the business combination agreement, dated as of January 27, 2025, by and among Black Spade II, World Media and Entertainment Universal Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands, and WME Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned subsidiary of World Media and Entertainment Universal Inc. (“Merger Sub”) (the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Black Spade II, with Black Spade II surviving the merger (the “Business Combination”). As a result of the Business Combination, and upon consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement (collectively, the “Transactions”), Black Spade II will become a wholly owned subsidiary of World Media and Entertainment Universal Inc., with the securityholders of Black Spade II becoming securityholders of World Media and Entertainment Universal Inc.

Black Spade II is holding an extraordinary general meeting in order to obtain the shareholder approvals necessary to complete the Business Combination. At the Black Spade II extraordinary general meeting, which will be held on            , 2025, at            [a.m./p.m.], Eastern time, via live webcast at https://            , Black Spade II will ask its shareholders to approve and adopt the Business Combination Agreement and the Business Combination and to approve the other proposals described in the accompanying proxy statement/prospectus. You will need the 12-digit meeting control number that is printed on your proxy card to enter the extraordinary general meeting. Black Spade II recommends that you log in at least 15 minutes before the extraordinary general meeting to ensure you are logged in when the extraordinary general meeting starts. Please note that you will not be able to attend the extraordinary general meeting in person.

Pursuant to the Business Combination Agreement, among other things, prior to the effective time of the Merger (the “Merger Effective Time”), World Media and Entertainment Universal Inc. will re-designate:

•        Each ordinary share of World Media and Entertainment Universal Inc. (other than non-voting ordinary shares) that is not held by AMTD Digital Inc. (“AMTD Digital”) into one Class A ordinary share of World Media and Entertainment Universal Inc. (“aWME Class A Ordinary Share”);

•        Each ordinary share of World Media and Entertainment Universal Inc. (other than non-voting ordinary shares) that is held by AMTD Digital into one Class B ordinary share of World Media and Entertainment Universal Inc. (“aWME Class B Ordinary Share”); and

•        Each non-voting ordinary share of World Media and Entertainment Universal Inc. into one non-voting preferred share of World Media and Entertainment Universal Inc. (“aWME Preferred Share”).

Pursuant to the Business Combination Agreement, immediately after the completion of the re-designation of shares and immediately prior to the Merger Effective Time, World Media and Entertainment Universal Inc. will effect a share consolidation or subdivision such that:

•        Each aWME Class A Ordinary Share will be consolidated or divided into a number of aWME Class A Ordinary Shares equal to the Adjustment Factor (as defined below);

•        Each aWME Class B Ordinary Share will be consolidated or divided into a number of aWME Class B Ordinary Shares equal to the Adjustment Factor; and

•        Each aWME Preferred Share will be consolidated or divided into a number of aWME Preferred Shares equal to the Adjustment Factor (as defined below)

(such actions, collectively, the “Recapitalization”).

The “Adjustment Factor” will be the number resulting from dividing the Per Share aWME Equity Value by $10.00. The “Per Share aWME Equity Value” will be obtained by dividing (a) the equity value of aWME (being $488,000,000) by (b) the aggregate number of ordinary shares of aWME issued and outstanding immediately prior to the Recapitalization.

At the Merger Effective Time and as a result of the Merger:

•        Each Class B ordinary share of Black Spade II, par value $0.0001 per share (“BSII Class B Ordinary Shares”) that is issued and outstanding immediately prior to the Merger Effective Time will be automatically cancelled in exchange for the right to receive one aWME Class A Ordinary Share;

•        Each Class A ordinary share of Black Spade II, par value $0.0001 per share (“BSII Class A Ordinary Share”) that is issued and outstanding immediately prior to the Merger Effective Time (other than such BSII Class A Ordinary Shares that are treasury shares, validly redeemed shares or BSII Dissenting Shares (as defined below)) will be cancelled in exchange for the right to receive one aWME Class A Ordinary Share;

•        Each BSII Class A Ordinary Share that is held as a treasury share will be cancelled and cease to exist;

•        Each issued and outstanding BSII Class A Ordinary Share that is validly redeemed will be cancelled in exchange for the right to be paid a pro rata share of the aggregate amount payable with respect to the exercise of the redemption rights of Black Spade II Shareholders;

•        Each issued and outstanding BSII Class A Ordinary Share that is held by any person who has validly exercised and not effectively withdrawn or lost their right to dissent from the Merger in accordance with Section 238 of the Cayman Islands Companies Act (“BSII Dissenting Share”) will be cancelled and carry no right other than the right to receive the payment of the fair value of such BSII Dissenting Share determined in accordance with Section 238 of the Cayman Islands Companies Act; and

•        Each issued and outstanding warrant of Black Spade II exercisable for shares of Black Spade II will be exchanged for a corresponding warrant exercisable for aWME Class A Ordinary Shares (“aWME Warrants”).

To provide additional consideration to Black Spade II Public Shareholders, World Media and Entertainment Universal Inc. will make a cash payment equal to $1.25 multiplied by the number of BSII Class A Ordinary Shares held by eligible Black Spade II Public Shareholders on the Closing Date immediately before the Merger Effective Time (the “Non-Redemption Payment Amount”). In order to be eligible to receive the Non-Redemption Payment Amount, you must: (a) be a Black Spade II Public Shareholder on the Closing Date immediately before the Merger Effective Time and as of the date falling            days after the Closing, (b) have not acquired your BSII Class A Ordinary Shares through a conversion of BSII Class B Ordinary Shares, and (c) never have elected to exercise a redemption right in respect of BSII Class A Ordinary Shares. This additional cash payment will be made no earlier than            days after the Closing Date.

Black Spade II’s Class A Ordinary Shares, units and public warrants are currently listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “BSII,” “BSIIU,” and “BSIIW,” respectively. World Media and Entertainment Universal Inc. is not currently a public reporting company. However, following the effectiveness of the registration statement of which this proxy statement/prospectus is a part and the closing of the Transaction (“Closing”), World Media and Entertainment Universal Inc. will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It is a condition of the consummation of the Business Combination that the aWME Class A Ordinary Shares (including the aWME Warrants Shares) and the aWME Warrants are approved for listing on a qualified stock exchange, which is expected to be Nasdaq (including the Capital Market, Global Market and/or the Global Select Market) or the New York Stock Exchange. World Media and Entertainment Universal Inc. intends to apply for listing of the aWME Class A Ordinary Shares and aWME Warrants on           under the symbols, “” and “,” respectively, to be effective at the consummation of the Business Combination. While trading is expected to begin on the first business day following the date of completion of the Business Combination, there can be no assurance that World Media and Entertainment Universal Inc.’s securities will be listed on a           or that a viable and active trading market will develop.

This proxy statement/prospectus covers the aWME Class A Ordinary Shares and aWME Warrants issuable to certain securityholders of Black Spade II as described above. Accordingly, World Media and Entertainment Universal Inc. is registering an aggregate of            aWME Class A Ordinary Shares,            aWME Warrants, and            aWME Class A Ordinary Shares issuable upon the exercise of the aWME Warrants (“aWME Warrant Shares”).

World Media and Entertainment Universal Inc. will be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

World Media and Entertainment Universal Inc. will also be a “foreign private issuer” as defined in the Exchange Act, and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, officers, directors and principal shareholders of World Media and Entertainment Universal Inc. will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, World Media and Entertainment Universal Inc. will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

World Media and Entertainment Universal Inc. will qualify as a “controlled company” as defined under the corporate governance rules of, because it is expected that the Controlling Shareholder will beneficially own more than 50% of the total voting power of all issued and outstanding aWME Ordinary Shares immediately following the consummation of the Business Combination. For so long as World Media and Entertainment Universal Inc. remains a controlled company under that definition, it is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including (i) an exemption from the rule that a majority of its board of directors must be independent directors; (ii) an exemption from the rule that director nominees must be selected or recommended solely by independent directors; (iii) an exemption from the rule that the compensation committee must be comprised solely of independent directors and (iv) an exemption from the requirement that an audit committee be comprised of at least three members under.

World Media and Entertainment Universal Inc. is not an operating company but a holding company incorporated in the Cayman Islands as an exempted company. World Media and Entertainment Universal Inc. conducts its operations through its subsidiaries. The securities registered herein are securities of World Media and Entertainment Universal Inc., not those of its operating subsidiaries. Therefore, investors in World Media and Entertainment Universal Inc. are not acquiring equity interest in any operating company but instead are acquiring interest in a Cayman Islands holding company. The holding company structure involves unique risks to investors. As a holding company, World Media and Entertainment Universal Inc. may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of subsidiaries of World Media and Entertainment Universal Inc. to pay dividends or make distributions to World Media and Entertainment Universal Inc. may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. See “Summary of the Proxy Statement/Prospectus — Corporate History and Structure of aWME.”

The Sponsor and certain holders of BSII II Class B Ordinary Shares and BSII Private Warrants (each, and together with the Sponsor, the “Sponsor Parties”) have agreed to vote the BSII Class B Ordinary Shares, and any other Blade Spade II securities acquired by such Sponsor Party in favor of the Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, or certain of Black Spade II’s officers and directors or their affiliates may, but are not obligated to, loan Black Spade II funds as may be required. If Black Spade II complete a business combination, Black Spade II would repay such loaned amounts. In the event that a business combination does not close, Black Spade II may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $2,000,000 of such working capital loans may be convertible into Private Placement Warrants of the post business combination entity at a price of $0.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. As of December 31, 2024, there were no amounts outstanding under the working capital loan.

On May 21, 2024, the Sponsor purchased 4,312,500 BSII Class B Ordinary Shares (the “Founder Shares”) in exchange for a capital contribution of $25,000 that was paid by the Sponsor for deferred offering costs. The Founder Shares included an aggregate of up to 562,500 shares subject to forfeiture to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the number of Founder Shares would equal, on an as-converted basis, approximately 20% of Black Spade II’s issued and outstanding ordinary shares after Black Spade II’s IPO. On September 26, 2024, the underwriters partially exercised their over-allotment option and purchased an additional 300,000 Units. Due to the partial exercise and the decision to forfeit the remaining option, 487,500 Class B Ordinary Shares were forfeited and the Sponsor subsequently holds 3,825,000 Founder Shares. On August 20, 2024, the Sponsor transferred a total of 630,000 Founder Shares to directors, officers and certain employees of Sponsor’s affiliates, at a price of $0.006 per share. As of December 31, 2024, the Sponsor owned 3,266,217 Founder Shares. In connection with Black Spade II’s IPO, the Sponsor agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of (A) six months after the completion of the initial Business Combination or earlier if, subsequent to the initial Business Combination, the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, and (B) the date following the completion of the initial Business Combination on which Black Spade II completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property (the “Black Spade II IPO Lock-Up Restrictions”). The Black Spade II IPO Lock-Up Restrictions will not extend to the aWME securities that the Sponsor will receive in exchange for its Founder Shares as a result of the Merger.

The following summarizes the pro forma ownership of aWME Ordinary Shares immediately following the Business Combination under three redemption scenarios: no redemptions, 50% redemptions, and maximum redemptions.

	Assuming No Redemptions(1)		Assuming 50% Redemptions(1)		Assuming Maximum Redemptions(1)
	Number of Shares	Percentage Ownership(2)	Number of Shares	Percentage Ownership(2)	Number of Shares	Percentage Ownership(2)
Black Spade II Class A Shareholders(3)	15,300,000	22.5%	7,650,000	12.7%	490,286	0.9%
Black Spade II Class B Shareholders(3)(4)	3,825,000	5.7%	3,825,000	6.4%	3,825,000	7.2%
Existing aWME Class A Shareholders(5)	23,171,033	34.1%	23,171,033	38.4%	23,171,033	43.7%
Existing aWME Class B Shareholders(5)	19,285,911	28.4%	19,285,911	32.0%	19,285,911	36.3%
Existing aWME Preferred Shareholder(5)	6,343,056	9.3%	6,343,056	10.5%	6,343,056	11.9%
Total shares at Closing	67,925,000	100%	60,275,000	100%	53,115,286	100%

____________

(1)      Assumes that Black Spade II Public Shareholders holding the outstanding BSII Class A Ordinary Shares will not exercise their redemption rights with respect to the outstanding 15,300,000 BSII Class A Ordinary Shares under the assumed no redemptions scenario, assumes that Black Spade II Public Shareholders will exercise their redemption rights to redeem

          7,650,000 of the 15,300,000 outstanding BSII Class A Ordinary Shares under the assumed 50% redemptions scenario and assumes that Black Spade II Public Shareholders will exercise their redemption rights to redeem all of the 14,809,714 outstanding BSII Class A Ordinary Shares under the assumed maximum redemptions scenario. Actual BSII Class A Ordinary Shares redeemed in connection with the Business Combination may vary from the amounts presented above, accordingly the ownership percentages set forth above will also vary.

(2)      Based on 23,171,033 aWME Class A Ordinary Shares, 19,285,911 aWME Class B Ordinary Shares and 6,343,056 aWME Preferred Shares outstanding immediately after the Recapitalization. Holders of aWME Class A Ordinary Shares and aWME Class B Ordinary Shares will at all times vote together as a single class on all resolutions submitted to a vote by the members of aWME (including ordinary resolutions and special resolutions). Holders of aWME Preferred Shares are entitled to vote only on transactions that may result in a change of control of aWME, in which case holders of aWME Preferred Shares must vote as a separate class and no change of control transaction may proceed unless and until so approved.

(3)      Represents aWME Class A Ordinary Shares received by non-redeeming Black Spade II Shareholders as a result of the Merger.

(4)      Consists of the Sponsor, Black Spade II’s directors and officers and certain of the Sponsor’s affiliates’ and employees.

(5)      After giving effect to the Recapitalization.

The actual ownership of aWME Class A Ordinary Shares, aWME Class B Ordinary Shares and aWME Preferred Shares as a result of the Business Combination will be within the parameters described by the three scenarios above. However, there can be no assurance regarding which scenario will be closest to the actual results.

Shareholders will experience additional dilution to the extent World Media and Entertainment Universal Inc. issues additional shares after the Closing. The table above excludes (a)            aWME Ordinary Shares that would be issuable in aggregate upon the exercise of            aWME Warrants held by current holders of Black Spade II Private Placement Warrants and            aWME Warrants held by current holders of Black Spade II Public Warrants; (b)            aWME Ordinary Shares representing Earnout Shares that will be issuable if the relevant triggering events described herein occur; (c)            aWME Class A Ordinary Shares that will be available for issuance under aWME’s incentive award plan immediately following the completion of the Business Combination.

After the completion of the Business Combination, AMTD Digital, AMTD IDEA Group, AMTD Group Inc. and each of their affiliates (together, the “AMTD Entities”) will continue to control a majority of the voting power for the election of directors. Depending on the number of aWME Class A Ordinary Shares that are redeemed in connection with the Business Combination, we anticipate that AMTD Entities will own approximately            % to            % of the outstanding ordinary shares of World Media and Entertainment Universal Inc. (without taking into account the dilutive impact of additional dilution described above and elsewhere in this proxy statement/prospectus). As a result, World Media and Entertainment Universal Inc. will be a “controlled company” within the meaning of the rules of and may elect not to comply with certain corporate governance standards.

For more information, please see the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities — World Media and Entertainment Universal Inc.”

Compensation Received by the Sponsor and its Affiliates

Black Spade II’s sponsor is Black Spade Sponsor LLC II (the “Sponsor”), a limited liability company registered under the laws of the Cayman Islands. On August 20, 2024, the Sponsor transferred a total of 630,000 Founder Shares to directors, officers and certain employees of Sponsor’s affiliates, at a price of $0.006 per share. The Sponsor currently holds 3,266,217 Founder Shares and 11,120,000 Private Placement Warrants. Upon the completion of the Business Combination, the Sponsor and its affiliates will hold a total of            aWME Class A Ordinary Shares and            aWME Warrants.

The retention of shares by Sponsor and its affiliates will not result in a material dilution of the equity interests of non-redeeming Black Spade II Shareholders. For more information, please see the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities — World Media and Entertainment Universal Inc.”

Under the Business Combination Agreement, upon Closing, the Sponsor will be entitled to receive a transaction bonus in the amount of $5,560,000. Such amount will be deducted from the Trust Account, to the extent there remain any funds in the Trust Account after application of the funds in the Trust Account to satisfy any Black Spade II Shareholder Redemptions, and any shortfall will be paid by World Media and Entertainment Universal Inc.

Conflicts of Interest

Since the Sponsor, its affiliates, representatives and the Black Spade II officers and directors (the “Sponsor Related Parties”), have interests that are different, or in addition to (and which may conflict with), the interests of the other holders of BSII Class A Ordinary Shares, a conflict of interest may exist in determining whether the Business Combination with World Media and Entertainment Universal Inc. is appropriate. Such interests include that the Sponsor Related Parties, will lose their entire investment in Black Spade II if Black Spade II does not complete a business combination. When you consider the recommendation of the Black Spade II Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor Related Parties, have interests in such proposal that are different from, or in addition to (which may conflict with), those of the Black Spade II Shareholders generally.

These conflicts of interest include, among other things, the interests listed below:

•        the beneficial ownership of the Sponsor, the Sponsor Related Parties and certain of the Sponsor’s and its affiliates’ directors, officers and employees of an aggregate of 3,825,000 BSII Class B Ordinary Shares and 11,120,000 Private Placement Warrants, which shares and warrants were originally acquired by the Sponsor for an aggregate investment of $5,585,000 at the time of Black Spade II’s formation and Black Spade II’s IPO and would become worthless if Black Spade II does not complete a business combination by the required time period, as such shareholders have waived any redemption right with respect to those shares and the Private Placement Warrants would expire worthless. After giving effect to the Business Combination, the Sponsor and certain of the Sponsor’s and its affiliates’ directors, officers and employees would own up to an aggregate of aWME Class A Ordinary Shares and aWME Warrants. Such shares have an aggregate market value of approximately $            , based on the Closing Price of BSII Class A Ordinary Shares of $            on Nasdaq on            , 2025.

•        under the Business Combination Agreement, upon the Closing, the Sponsor will be entitled to receive a transaction bonus in the amount of $5,560,000. Such amount will be deducted from the Trust Account, to the extent there remain any funds in the Trust Account after application of the funds in the Trust Account to satisfy any Black Spade II Shareholder Redemptions, and any shortfall will be paid by World Media and Entertainment Universal Inc.

•        the continued indemnification of current directors and officers of Black Spade II and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•        the fact that the Sponsor, Black Spade II’s officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on Black Spade II’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations, with all expenses incurred by the Sponsor and its affiliates on behalf of Black Spade II booked and carried on the financial statements of Black Spade II, and as of December 31, 2024, there were $41,285.50 of unpaid reimbursable expenses;

•        the fact that the Sponsor, and current and former officers and directors will lose their entire investment in Black Spade II if an initial business combination is not completed; and

•        Clear Street LLC and Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, as underwriters of Black Spade II’s Initial Public Offering and Black Spade II’s financial advisors, are entitled to a deferred underwriting fee up to $4,302,000, which will be payable from the amounts held in the Trust Account solely in the event that Black Spade II completes a business combination. Of such amount, $2,007,000 will be calculated on the basis of and paid out of funds available in the Trust Account after payments made out of Trust Account to honor redemption rights of the Public Shareholders, and (ii) up to $2,295,000 is payable at Black Spade II’s and the Sponsor’s sole discretion (such discretionary amount including a fee of $1,500,000 for advisory services). In addition, Clear Street LLC holds 174,987 BSII Public Shares, 4,264 BSII units and 381,939 BSII Warrants.

These interests may influence Black Spade II’s directors in making their recommendation that you vote in favor of the Business Combination Proposal, and the transactions contemplated thereby. These interests were considered by the Black Spade II Board when it approved the Business Combination. See “Proposal One — The Business Combination Proposal — Interests of Black Spade II’s Directors and Officers in the Business Combination.”

The Sponsor and certain other holders of BSII II Class B Ordinary Shares and BSII Private Warrants (each, and together with the Sponsor, the “Sponsor Parties”) each has agreed, pursuant to the terms of the Sponsor Support Agreement, to vote its BSII Class B Ordinary Shares, and any other BSII securities acquired by such Sponsor Party, in favor of each of the proposals described in the accompanying proxy statement/prospectus (including each of the sub-proposals), including the approval and adoption of the Business Combination Agreement and the Business Combination. As a result of such agreement, Black Spade II would need 5,737,501, or 37.5% (assuming all issued and outstanding BSII Shares are voted), or 956,250, or 6.25% (assuming only the minimum number of BSII Shares representing a quorum are voted), of the 15,300,000 remaining Black Spade II Class A Ordinary Shares held by the Black Spade II Public Shareholders as of the record date to approve each of the Business Combination Proposal and the Adjournment Proposal described in the accompanying proxy statement/prospectus (including each of the sub-proposals). Additionally, Black Spade II would need 8,925,000, or 58.33% (assuming all issued and outstanding BSII Shares are voted), or 2,550,000, or 16.67% (assuming only the minimum number of BSII Shares representing a quorum are voted), of the 15,300,000 remaining Black Spade II Class A Ordinary Shares held by the Black Spade II Public Shareholders as of the record date to approve the Merger Proposal described in the accompanying proxy statement/prospectus (including each of the sub-proposals).

As described in the accompanying proxy statement/prospectus, certain shareholders of World Media and Entertainment Universal Inc. are parties to a support agreement with Black Spade II whereby such shareholders agreed to vote all of their World Media and Entertainment Universal Inc. securities in favor of approving the Business Combination.

After careful consideration, the Black Spade II board of directors (the “Black Spade II Board”) has unanimously approved the Business Combination Agreement and the other proposals described in the accompanying proxy statement/prospectus, and the Black Spade II Board has determined that it is advisable to consummate the Business Combination. The Black Spade II Board recommends that you vote “FOR” the proposals described in the accompanying proxy statement/prospectus (including each of the sub-proposals).

Black Spade II is providing the accompanying proxy statement/prospectus and proxy card to you in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournments or postponements of the extraordinary general meeting. Your vote is very important. If you are a registered shareholder, please vote your shares as soon as possible by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided or by following the instructions therein. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting.

More information about Black Spade II, World Media and Entertainment Universal Inc. and the Business Combination is contained in the accompanying proxy statement/prospectus. Black Spade II and World Media and Entertainment Universal Inc. urge you to read the accompanying proxy statement/prospectus, including the financial statements and annexes and other documents referred to herein, carefully and in their entirety. In particular, you should carefully consider the matters discussed under “Risk Factors” beginning on page 75 of the accompanying proxy statement/prospectus.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE BLACK SPADE II REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO THE BLACK SPADE II TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE VIRTUAL EXTRAORDINARY GENERAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE(S) TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of Black Spade II’s board of directors, I thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,
, 2025

Chi Wai Dennis Tam
Executive Chairman of the Board and Co-CEO

The accompanying proxy statement/prospectus is dated            , 2025 and is first being mailed to the shareholders of Black Spade II on or about            , 2025.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

ADDITIONAL INFORMATION

Submission of Shareholder Proposals

The Black Spade II Board is aware of no other matter that may be brought before the extraordinary general meeting. Under the Black Spade II Articles, only business that is specified in the notice of extraordinary general meeting to shareholders may be transacted at the extraordinary general meeting.

Future World Media and Entertainment Universal Inc. Shareholder Proposals

If World Media and Entertainment Universal Inc. holds a 2025 annual meeting of shareholders, the Cayman Islands Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Amended aWME Articles allow its shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of aWME entitled to vote at general meetings to requisition an extraordinary general meeting of its shareholders, in which case the board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, the Amended aWME Articles do not provide its shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. You may contact World Media and Entertainment Universal Inc. for a copy of the Amended aWME’s Articles.

Shareholder Communications

Prior to the Business Combination, shareholders and interested parties may communicate with the Black Spade II Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Black Spade II, Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central, Hong Kong. Following the Business Combination, such communications should be sent in care of World Media and Entertainment Universal Inc., Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

Experts

The combined financial statements of World Media and Entertainment Universal Inc. as of December 31, 2022 and 2023 and June 30, 2024, and for the years ended December 31, 2022 and 2023 and six months ended June 30, 2023 and 2024, included in this proxy statement/prospectus have been audited by Assentsure PAC, an independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein (which contains an explanatory paragraph relating to World Media and Entertainment Universal Inc.’s ability to continue as a going concern), and are included in reliance upon such report given on the authority of said firm as experts in auditing and accounting.

Delivery of Documents to Shareholders

Pursuant to the rules of the SEC, Black Spade II and servicers that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of this proxy statement/prospectus. Upon written or oral request, Black Spade II will deliver a separate copy of this proxy statement/prospectus to any shareholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of this proxy statement/prospectus may likewise request delivery of single copies of this proxy statement/prospectus in the future. Shareholders may notify Black Spade II of their requests by calling or writing Black Spade II at its principal executive offices at + 852 3955 1316 and Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Transfer Agent; Warrant Agent and Registrar

The registrar and transfer agent for BSII Class A Ordinary Shares and the warrant agent for the BSII Warrants is Continental Stock Transfer & Trust Company, LLC. Black Spade II has agreed to indemnify Continental Stock Transfer & Trust Company, LLC in its roles as transfer agent and warrant agent against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, fraud or willful misconduct of the indemnified person or entity.

Following the completion of the Business Combination, the registrar and transfer agent for the aWME Class A Ordinary Shares and the warrant agent for the aWME Warrants will be Continental Stock Transfer & Trust Company, LLC. World Media and Entertainment Universal Inc. has agreed to indemnify Continental Stock Transfer & Trust Company, LLC in its roles as transfer agent and warrant agent against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, fraud or willful misconduct of the indemnified person or entity.

PRELIMINARY — SUBJECT TO COMPLETION, DATED            , 2025

Notice of Extraordinary General Meeting of Shareholders
of Black Spade Acquisition II Co

To Be Held on            , 2025

TO THE SHAREHOLDERS OF BLACK SPADE ACQUISITION II CO:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders of Black Spade Acquisition II Co (“Black Spade II”), a Cayman Islands exempted company, will be held at            [a.m./p.m.] Eastern Time, on             , 2025 and on such other time and date and at such other place to which the meeting may be adjourned (the “Meeting”). The Meeting will be a virtual meeting via live webcast. You are cordially invited to attend and participate in the Meeting online by visiting https://            and entering the control number on your proxy card. For the purposes of the amended and restated memorandum and articles of association of Black Spade II adopted by special resolution dated August 13, 2024 (as amended and/or restated from time to time, the “Black Spade II Articles”), the physical location of the Meeting shall be at the offices of Latham & Watkins, at 9 Raffles Place, #42 — 02 Republic Plaza, Singapore 048619. The Meeting will be held for the following purposes:

1.      Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to ratify, approve and adopt by way of ordinary resolution the Business Combination Agreement, dated as of January 27, 2025, by and among Black Spade II, World Media and Entertainment Universal Inc. (“aWME”) and WME Merger Sub Limited (“Merger Sub”), as may be amended, supplemented or restated from time to time (the “Business Combination Agreement”), and the transactions contemplated therein (the “Transactions”), including the merger whereby Merger Sub will merge with and into Black Spade II, with Black Spade II surviving the merger as a wholly owned subsidiary of aWME and the securityholders of BSII becoming securityholders of aWME (the “Business Combination”) (the “Business Combination Proposal”). A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A (Business Combination Agreement). The full text of the resolution to be voted on at the Meeting is as follows:

“Resolution 1:

RESOLVED, as an ordinary resolution, that Black Spade Acquisition II Co’s (“Black Spade II”) entry into the Business Combination Agreement dated as of January 27, 2025, by and among Black Spade II, World Media and Entertainment Universal Inc. (“aWME”) and WME Merger Sub Limited (“Merger Sub”), as may be amended, supplemented or restated from time to time (the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Black Spade II, with Black Spade II surviving the merger as a wholly owned subsidiary of aWME, in accordance with the terms and subject to the conditions of the Business Combination Agreement, and the transactions contemplated by the Business Combination Agreement each be authorized, approved, ratified and confirmed in all respects.”;

2.      Proposal No. 2 — The Merger Proposal — to consider and vote upon a proposal to authorize and approve by way of special resolution the Plan of Merger made in accordance with the provisions of Section 233 of the Companies Act (As Revised) of the Cayman Islands (the “Plan of Merger”) and the Business Combination (the “Merger Proposal”). A copy of the Plan of Merger is attached to this proxy statement/prospectus as Annex B. The full text of the resolution to be voted on at the Meeting is as follows:

“Resolution 2:

RESOLVED, as a special resolution, that:

(a)     the Plan of Merger, by and among Black Spade Acquisition II Co (“Black Spade II”), WME Merger Sub Limited (“Merger Sub”) and World Media and Entertainment Universal Inc. (“aWME”), substantially in the form attached to the accompanying proxy statement/prospectus as Annex B (the “Plan of Merger”), be authorized and approved in all respects;

(b)    Black Spade II be authorized to merge with Merger Sub (the “Business Combination”) so that Black Spade II will be the surviving company (surviving the Business Combination as a wholly owned subsidiary of aWME, in accordance with the terms and subject to the conditions of the

Business Combination Agreement and Plan of Merger) and all the undertaking, property and liabilities of Merger Sub shall vest in Black Spade II by virtue of the Business Combination pursuant to the provisions of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”);

(c)     Black Spade II be authorized to enter into the Plan of Merger;

(d)    there being no holders of any outstanding security interest granted by Black Spade II immediately prior to the Merger Effective Time (as defined in the Plan of Merger), the Plan of Merger be executed by any one director on behalf of Black Spade II and any director or delegate or agent thereof be authorized to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands;

(e)     as at the Merger Effective Time, the memorandum and articles of association of Black Spade II will be in the form of the memorandum and articles of association of Black Spade II in effect immediately before the Merger Effective Time; and

(f)     all actions taken and any documents or agreements executed, signed or delivered prior to or after the date of these Resolutions by any director or officer of Black Spade II in connection with the transactions contemplated by these resolutions be approved, ratified and confirmed in all respects.”;

3.      Proposal No. 3 — The Adjournment Proposal — to consider and vote upon a proposal by way of ordinary resolution to adjourn the Meeting to a later date or dates to be determined by the chairman of the Meeting, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve one or more of the Business Combination Proposal, the Merger Proposal, or if holders of Class A ordinary shares of Black Spade II (the “BSII Class A Ordinary Shares”) have elected to redeem an amount of BSII Class A Ordinary Shares such that Black Spade II would have less than $5,000,001 of net tangible assets (the “Adjournment Proposal”). The full text of the resolution to be voted on at the Meeting is as follows:

“Resolution 3:

RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more other proposals at the extraordinary general meeting, or if holders of Class A ordinary shares of Black Spade II (the “BSII Class A Ordinary Shares”) have elected to redeem an amount of BSII Class A Ordinary Shares such that Black Spade II would have less than $5,000,001 of net tangible assets, be and is hereby approved.”

We will also transact any other business as may properly come before the Meeting or any adjournment thereof.

The items of business listed above are more fully described elsewhere in the proxy statement/prospectus. Whether or not you intend to attend the Meeting, we urge you to read the attached proxy statement/prospectus in its entirety, including the annexes and accompanying financial statements, before voting. IN PARTICULAR, WE URGE YOU TO CAREFULLY READ THE SECTION IN THE PROXY STATEMENT/PROSPECTUS TITLED “RISK FACTORS.”

Only holders of record of BSII Class A Ordinary Shares and Class B ordinary shares of BSII, par value $0.0001 per share (the “BSII Class B Ordinary Shares,” and, together with the BSII Class A Ordinary Shares, the “BSII Ordinary Shares”) at the close of business on            , 2025 (the “Record Date”) are entitled to notice of the Meeting and to vote and have their votes counted at the Meeting and any adjournments of the Meeting.

After careful consideration, the board of directors of Black Spade II (the “Black Spade II Board”) has determined that each of the proposals listed is fair to, advisable for and in the best interests of Black Spade II and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of the proposals set forth above. When you consider the recommendations of the Black Spade II Board, you should keep in mind that Black Spade II’s directors and officers may have interests in the Business Combination that conflict with, or are different from, your interests as a shareholder of Black Spade II. See the section titled “Proposal One — The Business Combination Proposal — Interests of Black Spade II’s Directors and Officers in the Business Combination.”

Each of the Business Combination Proposal and the Merger Proposal is conditioned on the approval of each other. The Closing is conditioned on, among other things, the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

All shareholders of Black Spade II (“Black Spade II Shareholders”) of record at the close of business on the Record Date are cordially invited to attend the Meeting, which will be held virtually over the Internet at https://            . To ensure your representation at the Meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible in the pre-addressed postage paid envelope provided and, in any event, so as to be received by Black Spade II no later than at            [a.m./p.m.] Eastern Time, on            , 2025, being 48 hours before the time appointed for the holding of the Meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting) or authorize the individuals named on your proxy card to vote your shares by using the Internet as described in the instructions included with your proxy card. If you are a holder of record of BSII Shares at the close of business on the Record Date, you may also cast your vote at the Meeting by visiting https://            and entering the meeting control number found on your proxy card. If you hold your BSII Shares in “street name,” which means your shares are held in an account at a brokerage firm or bank, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must instruct your broker, bank or nominee on how to vote your shares or, if you wish to attend and cast your vote at the Meeting, you must obtain a legal proxy from the shareholder of record and e-mail a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com no later than 72 hours prior to the Meeting. Holders should contact their broker or bank for instructions regarding obtaining a legal proxy. Holders who e-mail a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the Meeting virtually. You will receive an e-mail prior to the Meeting with a link and instructions for entering the Meeting.

A complete list of Black Spade II Shareholders of record entitled to vote at the Meeting will be available for ten days before the Meeting at the principal executive offices of Black Spade II for inspection by shareholders during business hours for any purpose germane to the Meeting.

Voting on all resolutions at the Meeting will be conducted by way of a poll rather than on a show of hands. On a poll, votes are counted according to the number of BSII Shares registered in each shareholder’s name which are voted, with each BSII Share carrying one vote. The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of shareholders holding a majority of the BSII Shares, which, being so entitled, are voted on such resolutions in person or by proxy at the Meeting, at which a quorum is present. The approval of Merger Proposal requires a special resolution, being the affirmative vote of shareholders holding at least two-thirds of the BSII Shares which, being so entitled, are voted on such resolution in person or by proxy at the Meeting at which a quorum is present.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Meeting virtually or not, please complete, sign, date and return the enclosed proxy card as soon as possible in the pre-addressed postage paid envelope provided and, in any event, so as to be received by Black Spade II no later than at            [a.m./p.m.] Eastern Time, on            , 2025, being 48 hours before the time appointed for the holding of the Meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting), or authorize the individuals named on your proxy card to vote your shares by using the Internet as described in the instructions included with your proxy card. Submitting a proxy now will NOT prevent you from being able to attend and vote online at the Meeting. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker or bank to ensure that votes related to the shares you beneficially own are properly voted and counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors
Chi Wai Dennis Tam
Co-CEO and
Executive Chairman of the Board of Directors
            , 2025

IF YOU RETURN YOUR SIGNED PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

ALL HOLDERS (THE “BLACK SPADE II PUBLIC SHAREHOLDERS”) OF SHARES OF CLASS A ORDINARY SHARES ISSUED IN BLACK SPADE II’S IPO (THE “BSII PUBLIC SHARES”) HAVE THE RIGHT TO HAVE THEIR BSII PUBLIC SHARES REDEEMED FOR CASH IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION. BLACK SPADE II PUBLIC SHAREHOLDERS ARE NOT REQUIRED TO AFFIRMATIVELY VOTE FOR OR AGAINST ANY PROPOSAL DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, OR TO VOTE ON ANY PROPOSAL AT ALL, OR TO BE HOLDERS OF RECORD ON THE RECORD DATE IN ORDER TO HAVE THEIR BSII PUBLIC SHARES REDEEMED FOR CASH.

THIS MEANS THAT ANY BLACK SPADE II PUBLIC SHAREHOLDER HOLDING BSII PUBLIC SHARES MAY EXERCISE REDEMPTION RIGHTS REGARDLESS OF WHETHER THEY ARE EVEN ENTITLED TO VOTE ON THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS.

TO EXERCISE REDEMPTION RIGHTS, BLACK SPADE II PUBLIC SHAREHOLDERS MUST TENDER THEIR BSII PUBLIC SHARES TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, BLACK SPADE II’S TRANSFER AGENT, NO LATER THAN TWO (2) BUSINESS DAYS PRIOR TO THE MEETING. YOU MAY TENDER YOUR BSII PUBLIC SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT WITHDRAWAL AT CUSTODIAN SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE BSII PUBLIC SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “EXTRAORDINARY GENERAL MEETING OF BLACK SPADE II SHAREHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms a part of a registration statement on Form F-4 filed with the Securities and Exchange Commission, or SEC, by aWME, constitutes a prospectus of aWME under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the aWME ordinary shares to be issued to Black Spade II Shareholders in connection with the Business Combination, as well as the warrants to acquire aWME ordinary shares to be issued to Black Spade II warrant holders and the aWME ordinary shares underlying such warrants. This document also constitutes a proxy statement of Black Spade II under Section 14(a) of the Exchange Act, and the rules thereunder, and a notice of meeting with respect to the Meeting of Black Spade II Shareholders to consider and vote upon each of the Business Combination Proposal and the Merger Proposal (as defined herein), and to adjourn the Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to adopt any one or more of the Business Combination Proposal and the Merger Proposal.

This document also contains a resale prospectus with respect to the resale by the Initial Shareholders from time to time of up to            aWME Class A Ordinary Shares,            aWME Warrants and            aWME Warrant Shares.

The two prospectuses contained in this registration statement (i.e., the primary offering prospectus and the resale prospectus) are substantively identical in all respects, except that the resale prospectus contains a different cover page, a “Selling Securityholders” section, and a “Plan of Distribution” section, each of which is set forth in the Alternate Pages.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to Black Spade II Shareholders nor the issuance by aWME of its ordinary shares in connection with the Business Combination will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding Black Spade II has been provided by Black Spade II and information contained in this proxy statement/prospectus regarding aWME has been provided by aWME.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this proxy statement/prospectus concerning aWME’s industry and the regions in which it operates, including aWME’s general expectations and market position, market size, market opportunity, market share and other management estimates, is based on information obtained from industry publications and reports and forecasts provided to aWME. In some cases, this proxy statement/prospectus does not expressly refer to the sources from which this information is derived. This information is subject to significant uncertainties and limitations and is based on assumptions and estimates that may prove to be inaccurate. You are therefore cautioned not to give undue weight to this information.

Neither aWME nor Black Spade II has independently verified the accuracy or completeness of any such information. Similarly, internal surveys, industry forecasts and market research although they are believed to be reliable. Market data, industry forecasts and similar information included in this proxy statement/prospectus is inherently imprecise. In addition, assumptions and estimates of aWME’s future performance and growth objectives and the future performance of its industry and the markets in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Risk factors,” “Cautionary Statement Regarding Forward-Looking Statements,” and “aWME’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/prospectus.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

aWME owns or has proprietary rights to trademarks used in this proxy statement/prospectus that are important to its business, many of which are registered under applicable intellectual property laws. This proxy statement/prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that aWME or the applicable owner or licensor will not assert, to the fullest extent permitted under applicable law, its rights or the right to these trademarks, trade names and service marks. aWME does not intend its use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of aWME by, any other parties.

FREQUENTLY USED TERMS

“Adjustment Factor” means the number resulting from dividing the Per Share aWME Equity Value by $10.00;

“AMTD Entities” means AMTD Digital, AMTD IDEA Group, AMTD Group Inc., and each of their affiliates collectively;

“Amended aWME Articles” means the fourth amended and restated memorandum and articles of association of World Media and Entertainment Universal Inc., which shall be adopted and become effective immediately prior to the Merger Effective Time;

“AMTD Digital” means AMTD Digital Inc., a Cayman Islands exempted company;

“Ancillary Agreements” means the agreements and documents related to the Business Combination Agreement, including but not limited to the Sponsor Support Agreement and the Registration Rights Agreement.

“Assignment, Assumption and Amendment Agreement” means the assignment, assumption and amendment agreement to be entered upon Closing, by and among aWME, Black Spade II and Continental Stock Transfer & Trust Company;

“aWME,” “we,” “us,” “our company,” and “our” mean World Media and Entertainment Universal Inc. and its subsidiaries. References to the share capital, securities, shareholders, directors, board of directors, auditors of “aWME” are to the share capital, securities (including shares, options and warrants), shareholders, directors, board of directors, and auditors of World Media and Entertainment Universal Inc., respectively;

“aWME Articles” means the third amended and restated memorandum and articles of association of World Media and Entertainment Universal Inc.;

“aWME Board” means the board of directors of aWME;

“aWME Class A Ordinary Shares” means Class A ordinary shares of World Media and Entertainment Universal Inc., par value US$0.0001 per share;

“aWME Class B Ordinary Shares” means Class B ordinary shares of World Media and Entertainment Universal Inc., par value US$0.0001 per share;

“aWME Ordinary Shares” means, prior to the Re-Designation, the ordinary shares of World Media and Entertainment Universal Inc., and following the Re-Designation, aWME Class A Ordinary Shares and aWME Class B Ordinary Shares collectively;

“aWME Preferred Shares” means the non-voting redeemable preferred shares of World Media and Entertainment Universal Inc.;

“aWME Shares” means, collectively, aWME Ordinary Shares and aWME Preferred Shares;

“aWME Warrant” means the warrants into which the BSII Warrants convert at the Merger Effective Time, each entitling its holder to purchase one aWME Class A Ordinary Share at a price of US$11.50 per share, subject to adjustment; and

“aWME Warrant Shares” means aWME Class A Ordinary Shares issuable upon the exercise of the aWME Warrants;

“aWME Securities” means, collectively, aWME Ordinary Shares, aWME Preferred Shares and aWME Warrants.

“aWME Shareholders” means all shareholders of aWME;

“aWME Shareholders Support Agreement” means the shareholder support and lock-up agreement and deed dated as of January 27, by and among Black Spade II, aWME and all shareholders of aWME;

“Black Spade II Articles” means Black Spade II’s amended and restated memorandum and articles of association adopted by special resolution dated August 13, 2024 as may be amended from time to time;

“Black Spade II Board” means the board of directors of Black Spade II;

“Black Spade II Public Shareholders” or “Public Shareholders” means the holders of BSII Class A Ordinary Shares issued as part of the Units issued in Black Spade II’s IPO;

“Black Spade II’s IPO” or our “Initial Public Offering” means Black Spade II’s initial public offering, which was consummated on August 29, 2024;

“Black Spade II Shareholder” means the holder of BSII Shares;

“Black Spade II Shareholder Redemption Amount” means the aggregate amount payable to Black Spade II Shareholders exercising their redemption rights;

“BSII” or “Black Spade II” means Black Spade Acquisition II Co, a Cayman Islands exempted company;

“BSII Class A Ordinary Shares,” “BSII Public Shares” or “Public Shares” means the Class A ordinary shares of Black Spade II, par value $0.0001 per share;

“BSII Class B Conversion” means the automatic conversion of each BSII Class B Ordinary Shares into one BSII Class A Ordinary Shares immediately prior to the Merger Effective Time, in accordance with the terms of the Black Spade II Articles;

“BSII Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of Black Spade II;

“BSII Dissenting Share” means each issued and outstanding BSII Class A Ordinary Share that is held by any person who has validly exercised and not effectively withdrawn or lost their right to dissent from the Merger in accordance with Section 238 of the Cayman Islands Companies Act;

“BSII Excluded Shares” means the BSII Class A Ordinary Shares issued and outstanding and held immediately prior to the Merger Effective Time as treasury shares, including shares redeemed by Black Spade II in connection with the exercise of the redemption rights of the Black Spade II Shareholders (if any);

“BSII Founder Shareholders” means collectively, holders of Founder Shares prior to Black Spade II’s IPO (including certain of Black Spade II directors, officers and employees of the Sponsor’s affiliates who received 630,000 in aggregate BSII Class B Ordinary Shares from the Sponsor);

“BSII Ordinary Share” means a BSII Class A Ordinary Share or a BSII Class B Ordinary Share;

“BSII Private Warrants” or “Private Placement Warrants” means the warrants sold to the Sponsor in the private placement consummated concurrently with the Black Spade II’s IPO, each entitling its holder to purchase one BSII Public Share at an exercise price of $11.50 per share, subject to adjustment;

“BSII Public Warrants” or “Public Warrants” means the redeemable warrants issued in Black Spade II’s IPO, each entitling its holder to purchase one BSII Public Share at an exercise price of $11.50 per share, subject to adjustment;

“BSII Shares” means the shares of Black Spade II, including the BSII Ordinary Shares;

“BSII Warrants” means the BSII Public Warrants and the BSII Private Warrants;

“Business Combination” means all transactions contemplated by the Business Combination Agreement, including the Merger;

“Business Combination Agreement” means the Business Combination Agreement dated as of January 27, 2025, by and among Black Spade II, World Media and Entertainment Universal Inc. and Merger Sub, as may be amended, supplemented or otherwise modified from time to time, and attached hereto as Annex A;

“Cayman Islands Companies Act” means the Companies Act (As Revised) of the Cayman Islands;

“Closing” means the closing of the Business Combination contemplated by the Business Combination Agreement;

“Closing Date” means the day on which the Closing occurs;

“Completion Window” refers to refers to the period following the completion of Black Spade II’s IPO at the end of which, if Black Spade have not completed its initial business combination, it will redeem 100% of the BSII Public Shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (net of funds withdrawn for any permitted withdrawals), divided by the number of then outstanding BSII Public Shares, subject to applicable law and certain conditions. The completion window ends (i) 27 months from the closing of Black Spade II’s Initial Public Offering, which fall on November 29, 2026 (or such earlier liquidation date as our board of directors may approve); or (ii) such other time period in which Black Spade II must consummate an initial business combination pursuant to an amendment to its amended and restated memorandum and articles of association;

“Dissenting Black Spade II Shareholders” means Black Spade II Shareholders who shall have validly exercised and have not effectively withdrawn or lost their dissenter’s rights for their BSII Shares in accordance with Section 238 of the Cayman Islands Companies Act and otherwise complied with all of the provisions of the Cayman Islands Companies Act relevant to the exercise and perfection of Dissent Rights, and “Dissenting BSII Shares” means the BSII Shares held by Dissenting Black Spade II Shareholders;

“Controlling Shareholder” means AMTD Group Inc.;

“Dissent Rights” means the right of each holder of record of BSII Shares to dissent in respect of the Merger pursuant to Section 238 of the Cayman Islands Companies Act;

“Earnout Shares” means the aWME Class A Ordinary Shares that may be issued, or caused to be issued, by aWME to AMTD Digital, AMTD IDEA Group, and AMTD Group Inc., in accordance with their respective pro rata share based on the number of aWME Class A Ordinary Shares held by them inter se, if any of the specified events pursuant to the Business Combination Agreement occur following Closing and prior to the first anniversary of the Closing Date, representing in aggregate 3% of the total number of aWME Class A Ordinary Shares outstanding as of the date such event occurs;

“Eligible BSII Shares” means the BSII Shares that are issued and outstanding immediately prior to the Merger Effective Time (other than the BSII Excluded Shares, Redeeming BSII Shares and Dissenting BSII Shares);

“Exchange Act” means the Securities Exchange Act of 1934, as amended;

“Effectiveness Deadline” means the date by which the Business Combination may be terminated by either aWME or Black Spade II if the Registration Statement has not been declared effective under the Securities Act, which is June 10, 2025, unless both parties agree in writing to extend it to August 27, 2025;

“Existing Warrant Agreement” means the warrant agreement, dated August 27, 2024, by and between Black Spade II and Continental Stock Transfer & Trust Company;

“IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Founder Shares” means the BSII Class B Ordinary Shares issued to the Sponsor prior to the Black Spade II’s IPO;

“Initial Shareholders” means the Sponsor, Black Spade II’s directors and officers and certain employees of the Sponsor’s affiliates;

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended;

“Lock-Up Obligor” means each of AMTD Digital, AMTD IDEA Group, and AMTD Group Inc. pursuant to the aWME Shareholders Support Agreement;

“Meeting” means the extraordinary general meeting of shareholders of Black Spade II, which will be held at            [a.m./p.m.] Eastern Time, on            , 2025 and on such other time and date and at such other place to which the meeting may be adjourned;

“Merger” means the merger between Merger Sub and Black Spade II, with Black Spade II surviving as a wholly-owned subsidiary of World Media and Entertainment Universal Inc. in accordance with the Business Combination Agreement;

“Merger Effective Time” means the effective time of the Merger;

“Merger Sub” means WME Merger Sub Limited, a Cayman Islands exempted company;

“Nasdaq” means The Nasdaq Stock Market LLC;

“Non-Redemption Payment Amount” means the cash payment made by World Media and Entertainment Universal Inc. equal to $1.25 multiplied by the number of BSII Class A Ordinary Shares held by eligible Black Spade II Public Shareholders on the Closing Date immediately before the Merger Effective Time, to provide additional consideration to Black Spade II Public Shareholders;

“Per Share aWME Equity Value” means the number obtained by dividing (a) the equity value of aWME (being $488,000,000) by (b) the aggregate number of ordinary shares of aWME issued and outstanding immediately prior to the Recapitalization;

“Plan of Merger” means the Plan of Merger, by and among Black Spade II, Merger Sub and aWME, substantially in the form attached hereto as Annex B;

“Public Warrants” are to the warrants sold as part of the units in this offering (whether they are purchased in this offering or thereafter in the open market);

“Qualified Stock Exchange” means The Nasdaq Stock Market LLC (including the Capital Market, Global Market and/or the Global Select Market) or (if notified by aWME to Black Spade II in accordance with Section 9.13 of the Business Combination Agreement) the New York Stock Exchange, as applicable.

“Recapitalization” means the recapitalization of the share capital of World Media and Entertainment Universal Inc. immediately following the Re-Designation and immediately prior to the Merger Effective Time by way of a share consolidation or subdivision such that (i) each pre-Recapitalization aWME Class A Ordinary Share will be consolidated or divided into a number of aWME Class A Ordinary Shares, (ii) each pre-Capitalization aWME Class B Ordinary Share will be consolidated or divided into a number of aWME Class B Ordinary Shares, and (iii) each pre-Recapitalization aWME Preferred Share will be consolidated or divided into a number of aWME Preferred Shares, in each case, equal to the Adjustment Factor;

“Redeeming BSII Shares” means the BSII Shares in respect of which the eligible holder thereof has validly exercised such holder’s redemption right;

“Re-Designation” means the re-designation of the share capital of World Media and Entertainment Universal Inc. immediately prior to the Recapitalization as follows: (A) each aWME Ordinary Share (other than non-voting ordinary shares) not held by AMTD Digital shall be re-designated and re-classified into one aWME Class A Ordinary Share, where each aWME Class A Ordinary Share shall entitle its holder to one vote on all matters subject to vote at general meetings of World Media and Entertainment Universal Inc.; (B) each aWME Ordinary Share (other than non-voting ordinary shares) held by AMTD Digital shall be re-designated and re-classified into one aWME Class B Ordinary Share, where each aWME Class B Ordinary Share shall entitle its holder to 20 votes on all matters subject to vote at general meetings of World Media and Entertainment Universal Inc.; and (C) each non-voting redeemable ordinary share in the share capital of World Media and Entertainment Universal Inc. shall be re-designated and re-classified into one non-voting redeemable preferred share in the share capital of World Media and Entertainment Universal Inc.

“Registration Rights Agreement” means the registration rights agreement to be entered upon Closing, by and among certain shareholders of aWME, the Sponsor and certain affiliates of the Sponsor;

“SEC” means the U.S. Securities and Exchange Commission;

“Sponsor” means Black Spade Sponsor LLC II, a Cayman Islands limited liability company;

“Surviving Entity” means the surviving entity of the Merger;

“Transactions” means the Business Combination and other transactions contemplated by the Business Combination Agreement;

“Trust Account” means the trust account established for the purpose of holding the net proceeds from Black Spade II’s IPO;

“Units” means the units issued in the Black Spade II’s IPO, each consisting of one BSII Class A Ordinary Share and one-third of a BSII Public Warrant;

“Unit Separation” means the automatic detachment of each Unit outstanding immediately prior to the Merger Effective Time, as a result of which the holder thereof shall be deemed to hold one BSII Class A Ordinary Share and one-third of an BSII Warrant in accordance with the terms of the applicable Unit;

“U.S. Dollars,” “USD,” “US$,” and “$” means United States dollars, the legal currency of the United States;

“Warrant Agreement” means the Warrant Agreement dated as of            August 27, 2024, between Black Spade II and Continental Stock Transfer & Trust Company;

Unless otherwise specified, the voting and economic interests of the combined company’s shareholders set forth in this proxy statement/prospectus assume the following:

•        aWME is valued at US$488,000,000 on a pre-money equity value basis.

•        No Founder Shares are transferred by the Sponsor as consideration to induce Black Spade II Shareholders to waive its redemption rights.

•        The BSII Founder Shareholders and holders of any equity securities of World Media and Entertainment Universal Inc. do not purchase any BSII Public Shares in the open market.

•        No Black Spade II Public Shareholder exercises appraisal rights pursuant to the Cayman Islands Companies Act.

•        No BSII Public Share or Founder Share is held in Black Spade II’s treasury or owned by World Media and Entertainment Universal Inc., Merger Sub, or any other wholly-owned subsidiary of World Media and Entertainment Universal Inc.

•        There are no other issuances of equity interests of World Media and Entertainment Universal Inc. or Black Spade II not described in this proxy statement/prospectus.

In addition, unless otherwise specified, the voting and economic interests of the combined company’s shareholders set forth in this proxy statement/prospectus do not take into account the BSII Public Warrants or the BSII Private Warrants, which will convert into aWME Warrants at the Closing. The BSII Public Warrants represent 5,100,000 redeemable warrants issued in the Black Spade II’s IPO, each entitling its holder to purchase one BSII Public Share at an exercise price of US$11.50 per share, subject to adjustment. The BSII Private Warrants represent 11,120,000 warrants sold to the Sponsor in the private placement consummated concurrently with the Black Spade II’s IPO and the partial exercise of the over-allotment option, each entitling its holder to purchase one BSII Public Share at an exercise price of US$11.50 per share, subject to adjustment. In connection with the Business Combination, BSII Public Warrants and BSII Private Warrants will be automatically and irrevocably assumed by World Media and Entertainment Universal Inc. and converted into warrants of World Media and Entertainment Universal Inc. each entitling its holder to purchase one aWME Class A Ordinary Share at a price of US$11.50 per share, subject to adjustment.

Certain sections in this proxy statement/prospectus refer to a “no redemption” scenario, a “50% redemption” scenario, or a “maximum redemption” scenario. Unless otherwise specified, these scenarios assume for illustrative purposes that all of the assumption described above apply, except for the following:

•        In respect of the no redemption scenario, no BSII Public Shares are redeemed by the Black Spade II Public Shareholders.

•        In respect of the 50% redemption scenario, 7,650,000 BSII Public Shares are redeemed by the Black Spade II Public Shareholders.

•        In respect of the maximum redemption scenario, 14,809,714 BSII Public Shares are redeemed by the Black Spade II Public Shareholders. The maximum redemption scenario refers to a scenario where Black Spade II Public Shareholders exercise rights to redeem 14,809,714 BSII Class A Ordinary Shares, which represents the maximum level of redemptions that could occur without a failure to satisfy the condition set forth in the Business Combination Agreement that aWME (as the surviving company of the merger) has net tangible assets of at least $5,000,001 upon consummation of the Business Combination.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND
THE EXTRAORDINARY GENERAL MEETING

The following questions and answers briefly address some commonly asked questions about the Meeting and the proposals to be presented at the Meeting, including with respect to the proposed Business Combination. The following questions and answers may not include all the information that is important to Black Spade II Shareholders. Black Spade II Shareholders are urged to carefully read this entire proxy statement/prospectus, including the financial statements and annexes attached hereto and the other documents referred to herein.

Q:     What is being voted on at the Meeting?

A:     Black Spade II Shareholders are being asked to consider and vote on the following proposals:

1.      Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to ratify, approve and adopt by way of ordinary resolution the Business Combination Agreement, dated as of January 27, 2025, by and among Black Spade II, World Media and Entertainment Universal Inc. (“aWME”) and WME Merger Sub Limited (“Merger Sub”), as may be amended, supplemented or restated from time to time (the “Business Combination Agreement”), and the transactions contemplated therein (the “Transactions”), including the merger whereby Merger Sub will merge with and into Black Spade II, with Black Spade II surviving the merger as a wholly owned subsidiary of aWME and the securityholders of Black Spade II becoming securityholders of aWME (the “Business Combination”) (the “Business Combination Proposal”). A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A (Business Combination Agreement).

2.      Proposal No. 2 — The Merger Proposal — to consider and vote upon a proposal to authorize and approve by way of special resolution the Plan of Merger made in accordance with the provisions of Section 233 of the Companies Act (As Revised) of the Cayman Islands (the “Plan of Merger”) and the Business Combination (the “Merger Proposal”). A copy of the Plan of Merger is attached to this proxy statement/prospectus as Annex B.

3.      Proposal No. 3 — The Adjournment Proposal — to consider and vote upon a proposal by way of ordinary resolution to adjourn the Meeting to a later date or dates to be determined by the chairman of the Meeting, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve one or more of the Business Combination Proposal and the Merger Proposal, or if holders of the Class A Ordinary Shares of Black Spade II (the “BSII Class A Ordinary Shares”) have elected to redeem an amount of BSII Class A Ordinary Shares such that Black Spade II would have less than $5,000,001 of net tangible assets (the “Adjournment Proposal”).

Black Spade II will hold the Meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Meeting. Black Spade II Shareholders should read it carefully.

The vote of shareholders is important. Black Spade II Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q:     Why is Black Spade II proposing the Business Combination?

A:     Black Spade II was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or assets.

On August 29, 2024, Black Spade II consummated its initial public offering (the “Black Spade II’s IPO”) of 15,000,000 Units at $10.00 per Unit, generating gross proceeds of $150,000,000. Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant (“BSII Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment. Only whole warrants are exercisable. Simultaneously with the closing of Black Spade II’s IPO, Black Spade II consummated the sale of an aggregate of 11,000,000 Private Placement Warrants at a price of $0.50 per private placement warrant, in a private placement to the Sponsor, generating gross proceeds of $5,500,000. On September 26, 2024, the underwriters purchased an additional 300,000 Units pursuant to the partial exercise of the overallotment option. The option Units were sold at an offering price of $10.00 per unit, generating additional gross proceeds to the Company of $3,000,000. In connection with the partial exercise of the over-allotment option, the Sponsor purchased an additional 120,000 Private Placement Warrants at a purchase price of $0.50 per Private Placement Warrant, generating additional gross proceeds of $60,000. Since Black Spade II’s IPO, Black Spade II’s activity has been limited to the evaluation of business combination candidates.

Black Spade II is permitted to choose a target business in any business or industry (with a focus on the enabling technology, lifestyle brands, products, or services and entertainment media sectors) that it felt would provide its shareholders with the greatest opportunity to participate in a company with significant growth potential. Accordingly, it regularly analyzed investment opportunities that were in various sectors and regions (with a focus on the enabling technology, lifestyle brands, products, or services and entertainment media sectors) in an effort to locate the best potential business combination opportunity for its shareholders.

aWME operates in the media and entertainment industry. Based on its due diligence investigations on aWME and the industry in which aWME operates, including the financial and other information provided by aWME in the course of the parties’ negotiations, Black Spade II believes that a business combination with aWME will provide its shareholders with an opportunity to participate in a company with significant growth potential.

Although the Black Spade II Board believes that the Business Combination with aWME is in the best interests of Black Spade II and its shareholders, the Black Spade II Board did consider certain potential risks in arriving at that conclusion. See the section titled “Proposal One — The Business Combination Proposal — The Black Spade II Board’s Reasons for Approval of the Proposed Transactions.”

Q:     What positive and negative factors did the Black Spade II Board consider when determining whether or not to proceed with the Business Combination?

A:     In evaluating the Proposed Transactions and making the above determinations and its recommendation, the Black Spade II Board consulted with its advisors and its management and considered a number of factors, including, but not limited to, the factors discussed below. In light of the wide number and complexity of the factors considered in connection with its evaluation of the Proposed Transactions, the Black Spade II Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Black Spade II Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the Black Spade II Board’s reasons for the Proposed Transactions and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

The Black Spade II Board considered a number of factors pertaining to the Proposed Transactions as generally supporting its decision to enter into the Business Combination Agreement, and the Ancillary Agreements, and the transactions contemplated thereby. Before reaching its decision to approve the Proposed Transactions, the Black Spade II Board reviewed the results of due diligence conducted by Black Spade II’s management and by Black Spade II’s legal and financial advisors, which included, among other things:

•        meetings with aWME’s management team;

•        review of the media and entertainment industry, including historical growth trends and market share information, site visits to various local offices of the L’Officiel magazine and The Art Newspaper and meetings with the local team, and review of the performance of recent movies co-produced by aWME;

•        review of the premium hospitality and properties industry and site visits to aWME’s hotels;

•        review of the quality of aWME’s financial assets and the stability of the relevant dividend payout history and trend;

•        analysis of business of L’Officiel magazine and The Art Newspaper and planned expansion strategies and operations;

•        analysis of the quality and viability of aWME’s hotels and properties;

•        review of the strength of aWME’s key brand names and intellectual property;

•        review of aWME’s financial statements and aWME’s intellectual property rights;

•        analysis of aWME’s recent business progress in different sectors;

•        financial and valuation analysis of aWME and the Business Combination; and

•        assessment of aWME’s readiness to list as a public company.

The Black Spade II Board ultimately determined that the decision to ultimately pursue a business combination with aWME over continuing to search for a business combination target was generally the result of, but not limited to, one or more of the following reasons:

•        the determination of Black Spade II’s management and the Sponsor that: (i) the market opportunity was substantial, and (ii) aWME was an attractive investment opportunity because of its uniqueness and leading position in the media and entertainment industry, the digitalization of its media business and its potential expansion plans and growth opportunity globally;

•        the determination that aWME fit into Black Spade II’s target sectors and was a more viable opportunity than the other potential acquisitions; and

•        the determination that, given the potential synergies that could be achieved between the parties, the combination of Black Spade II and aWME has the potential to increase substantially the likelihood of aWME achieving its growth potential and thereby create shareholder value.

Specifically, the Black Spade II Board considered a number of factors pertaining to the Proposed Transactions as generally supporting its decision to approve the entry into the Business Combination Agreement and the transactions contemplated therein, including, but not limited to, the following material factors:

•        Strong Combination of Complementary Businesses.    aWME has a strong combination of businesses, including businesses in the fast-growing media and entertainment sector, a strong asset-backed hotel portfolio and steady historical cash flow from dividend payout of its long-term equity investments.

•        Rich Historical Legacy in Media and Entertainment.    aWME’s L’Officiel magazine, with over 100 years of heritage, and The Art Newspaper, as a leading specialist publication and the designated media outlet for Art Basel and Frieze art fairs in the past, boast rich histories and prominent standing in the fashion and art communities, as well as an extensive archive of fashion images and publications. aWME’s fashion and media ecosystem can be further enhanced with its digitalization progress.

•        Strong Operating Matrix of Premium Hotels.    aWME’s existing hotel portfolio is positioned with a strong operating matrix and is a good platform for future scalability.

•        Steady cash flow from Long-Term Equity Investments.    aWME’s long-term equity investment portfolio has historically generated steady dividend income and provided liquidity for the Group on an ongoing basis.

•        Foundational Support from the AMTD Entities.    aWME has a strong competitive advantage due to its relationship with the AMTD Entities, A conglomerate with a core portfolio in digital solutions, media and culture, education and training, and high-quality assets, which provides the company with financial and strategic support and access to a range of synergies, relationships, and support.

•        Readiness to List.    As a subsidiary of publicly listed companies, aWME is well-positioned to transition into a publicly listed entity.

•        Shareholder Liquidity.    The Business Combination Agreement stipulates that ordinary shares of aWME issued as consideration must be listed on a major U.S. stock exchange, which the Black Spade II Board believes has the potential to offer shareholders greater liquidity.

•        Experienced Leadership Team with a Proven Track Record.    aWME, L’Officiel magazine and The Art Newspaper are led by an experienced management team with deep experience in fashion, art and media across different geographies.

•        Due Diligence.    The due diligence examinations of Black Spade II’s management and financial and legal advisors and discussions with aWME’s management and financial and legal advisors;

•        Other Alternatives.    The Black Spade II Board believes, after a thorough review of other business combination opportunities reasonably available to Black Spade II, that the Business Combination, in part taking into account the readiness of aWME to become a listed company, represents the best potential business combination for Black Spade II and the most attractive opportunity for Black Spade II’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential combination targets, and the Black Spade II Board’s belief that such process has not presented a better alternative; and

•        Negotiated Transaction.    The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s-length negotiations between Black Spade II and aWME.

The Black Spade II Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Proposed Transactions, including, but not limited to, the following:

•        Business Risks.    The Black Spade II Board considered that there were risks associated with the successful implementation of aWME’s business plans and uncertainties regarding whether aWME would be able to realize the anticipated benefits of the Business Combination on the expected timeline or at all, including due to factors outside the parties’ control. The Black Spade II Board considered the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that Black Spade II Shareholders may not fully realize these benefits to the extent that they expected to retain the BSII Public Shares following the completion of the Business Combination.

•        Industry Risks.    The Black Spade II Board considered the risks that the media and entertainment market may not fully develop its growth potential. The media and entertainment market are rapidly evolving and highly competitive, which subjects aWME’s business to uncertainties and challenges relating to the growth and profitability of the media and entertainment market as a whole and the uncertainty inherent in the production of motion pictures. The Black Spade II Board also considered the risks that the hospitality industry is a cyclical business affected by supply and demand from time to time, and that the value of aWME’s long-term equity investment portfolio may be subject to volatility inherent in the stock market and the instability of future dividend payouts.

•        Discontinuation of Support from the AMTD Entities.    Since its establishment, aWME has relied on the backing of the AMTD Entities and their affiliates without which the operations of aWME may be adversely affected.

•        Limited Operating History.    The recent acquisitions by aWME of L’Officiel magazine, The Art Newspaper and the Dao hotel, as well as aWME’s strategic growth plan makes evaluating its business and future prospects difficult.

•        Macroeconomic Risks.    Macroeconomic uncertainty and the effects it could have on the revenues of aWME after the Business Combination.

•        Redemption Risk.    The potential that a significant number of Black Spade II Shareholders elect to redeem their shares prior to the consummation of the merger, which would potentially make the merger more difficult or impossible to complete.

•        Publicity Risks.    The potential that aWME may be vulnerable to negative media publicity about its industries in general or regarding its businesses or affiliated persons, which may negatively impact its brand recognition and reputation.

•        Shareholder Vote.    Black Spade II Shareholders may fail to provide the respective votes necessary to effect the merger.

•        Closing Conditions.    The completion of the merger is conditioned on the satisfaction of certain closing conditions that are not within Black Spade II’s control.

•        Litigation.    The possibility of litigation challenging the Business Combination Agreement or that an adverse judgment granting permanent injunctive relief could delay or prevent consummation of the Business Combination.

•        No Fairness Opinion.    The Black Spade II Board considered the fact that the parties to the Business Combination have not sought any fairness opinion in connection to the Business Combination.

•        Liquidation of Black Spade II.    The risks and costs to Black Spade II if the merger is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Black Spade II being unable to effect a business combination within the Completion Window.

•        Listing Risks.    The securities of aWME after the Business Combination may not be able to list on a major U.S. stock exchange, which could limit investors’ ability to sell their securities.

•        Reduced Influence of Black Spade II Shareholders.    The existing Black Spade II Shareholders will hold a minority position in aWME after the Business Combination. In addition, although the Sponsor may appoint up to two non-voting observers to aWME’s board of directors for so long as the Sponsor and its affiliates maintain a minimum level of ownership in the aWME Class A Ordinary Shares, no incumbent director of Black Spade II will serve in aWME after the Business Combination as director and neither the Sponsor or its affiliates will have any right to appoint or nominate any directors to the aWME board. This may reduce the influence that Black Spade II’s current shareholders have on the management of the post-combination company.

•        Fees and Expenses.    The risk of the expected fees and expenses associated with the Business Combination, some of which would be payable regardless of whether the Business Combination Agreement is consummated.

•        Other Risks.    Various other risks associated with the Proposed Transactions, the business of the aWME and the business of Black Spade II described under “Risk Factors.”

In addition to considering the factors described above, the Black Spade II Board also considered that the officers and some of the directors of Black Spade II may have interests in the Proposed Transactions as individuals that are different from, or in addition to, those of other shareholders and Warrant holders generally (see “Summary — Interests of Black Spade II’s Directors and Officers in the Business Combination”). Black Spade II’s independent directors reviewed and considered these interests during their evaluation of the Proposed Transactions and in unanimously approving, as members of the Black Spade II Board, the Business Combination Agreement and the transactions contemplated therein, including the Proposed Transactions.

The Black Spade II Board concluded that the potential benefits that it expected Black Spade II and its shareholders to achieve as a result of the Proposed Transactions outweighed the potentially negative factors associated with the Proposed Transactions. Accordingly, the Black Spade II Board unanimously determined that the Business Combination Agreement and the transactions contemplated thereby, including the Proposed Transactions, were advisable and fair to, and in the best interests of, Black Spade II and its shareholders.

Q:     Why is Black Spade II providing Black Spade II Shareholders with the opportunity to vote on the Business Combination?

A:     Under the Black Spade II Articles, Black Spade II must provide all holders of its Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of Black Spade II’s initial business combination either in conjunction with a tender offer or in conjunction with a shareholder vote. For business and other reasons, Black Spade II has elected to provide its shareholders with the opportunity to have their Public Shares redeemed in connection with a shareholder vote rather than a tender offer. Therefore, Black Spade II is seeking to obtain the approval of its shareholders of the Business Combination Proposal in order to allow its Public Shareholders to effectuate redemptions of their Public Shares in connection with the Closing.

Q:     Is my vote important?

A:     Yes. The Business Combination cannot be completed unless the Business Combination Proposal and the Merger Proposal receive the requisite vote for approval. Only Black Spade II Shareholders as of the close of business on the Record Date for the Meeting, are entitled to vote at the Meeting. After careful consideration, the Black Spade II Board unanimously recommends that the Black Spade II Shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Merger Proposal and “FOR” the approval of the Adjournment Proposal. For details on the required votes to approve each proposal, see the section headed “What vote is required to approve the proposals presented at the Meeting?”

Q:     Are the proposals conditioned on one another?

A:     The Closing is conditioned on approval of the Business Combination Proposal and the Merger Proposal. The Business Combination Proposal and the Merger Proposal are conditioned on the approval of each other. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

It is important for you to note that in the event that the Business Combination Proposal and the Merger Proposal do not receive the requisite vote for approval, then Black Spade II will not consummate the Business Combination. If Black Spade II does not consummate the Business Combination and fails to complete an initial business combination by November 29, 2026 (or a later date approved by Black Spade II Shareholders pursuant to the Black Spade II’s Articles), Black Spade II will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to its Public Shareholders.

Q:     What will happen in the Business Combination?

A:     Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Black Spade II with Black Spade II surviving the Merger as a wholly owned subsidiary of aWME. As a result of the Business Combination, and upon the consummation of the Business Combination, the securityholders of Black Spade II will become the securityholders of aWME. aWME currently expects that the investments held in the Trust Account and the proceeds from the financing transactions in connection with the Business Combination will be used by aWME for: (i) expansion of the direct ownership model under L’Officiel and The Art Newspaper; (ii) to support its business expansion and growth, including through acquisitions of media platforms and global premium properties although aWME does not have any current plans; and (iii) working capital and general corporate purposes. The foregoing represents aWME’s current intentions based upon its present plans and business conditions to use and allocate the net proceeds from the Business Combination. aWME’s management, however, will have broad discretion to apply such proceeds. If an unforeseen event occurs or business conditions change, aWME may use such proceeds differently than as described in this proxy statement/prospectus.

Q:     What conditions must be satisfied to complete the Business Combination?

A:     There are a number of closing conditions to the Business Combination, including, but not limited to: (i) the approval for listing of aWME Class A Ordinary Shares (including the aWME Warrant Shares) and the aWME Warrants contemplated to be listed pursuant to the Business Combination Agreement on a Qualified Stock Exchange immediately following the Closing; (ii) the receipt of consents or approvals of governmental authorities as set forth on aWME’s disclosure schedule; (iii) the absence of any applicable law or governmental order enjoining, prohibiting, making illegal or preventing the consummation of the Transactions; (iv) the receipt of required approval by Black Spade II Shareholders; (v) the receipt of required approval by aWME Shareholders; and (vi) effectiveness of and the absence of any stop order issued by the SEC with respect to the registration statement on Form F-4 of which this proxy statement/prospectus forms a part and no action seeking such stop order having been threatened or initiated. For a summary of all of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section titled “The Business Combination Agreement — Conditions to Closing of the Transactions.”

Q:     What equity stake will Black Spade II Shareholders and aWME Shareholders have in aWME after the Business Combination?

A:     It is difficult to predict how many of the Black Spade II Public Shareholders will exercise their right to have their BSII Class A Ordinary Shares redeemed for cash. As a result, we have elected to provide three different redemption scenarios of Public Shares into cash, each of which produces different allocations of the ownership of aWME ordinary shares.

The Maximum Redemptions scenario refers to a scenario where Public Shareholders exercise rights to redeem 14,809,714 BSII Class A Ordinary Shares, which represents the maximum level of redemptions that could occur without a failure to satisfy the condition set forth in the Business Combination Agreement that aWME (as the surviving company of the merger) has net tangible assets of at least $5,000,001 upon consummation of the Business Combination. The 50% of the Maximum Redemptions scenario refers to a scenario where Public Shareholders exercise rights to redeem 7,650,000 BSII Class A Ordinary Shares, which represents 50% of the BSII Class A Ordinary Shares subject to possible redemption. The No Redemptions scenario refers to a scenario where Public Shareholders do not exercise rights to redeem BSII Class A Ordinary Shares, which represents the minimum level of redemptions that could occur. If the actual facts are different than the assumptions set forth above, the share amounts and percentage ownership numbers set forth above will be different. The actual results will likely be within the parameters described by the three redemption scenarios; however, there can be no assurance regarding which scenario will be closest to the actual results.

The following summarizes the pro forma ownership of aWME ordinary shares immediately following the Business Combination under three redemption scenarios: no redemptions, 50% redemptions, and maximum redemptions. The share amounts and ownership percentages set forth above are not indicative of voting percentages.

	Assuming No Redemptions(1)		Assuming 50% Redemptions(1)		Assuming Maximum Redemptions(1)
	Number of Shares	Percentage Ownership(2)	Number of Shares	Percentage Ownership(2)	Number of Shares	Percentage Ownership(2)
Black Spade II Class A Shareholders(3)	15,300,000	22.5%	7,650,000	12.7%	490,286	0.9%
Black Spade II Class B Shareholders(3)(4)	3,825,000	5.7%	3,825,000	6.4%	3,825,000	7.2%
Existing aWME Class A Shareholders(5)	23,171,033	34.1%	23,171,033	38.4%	23,171,033	43.7%
Existing aWME Class B Shareholders(5)	19,285,911	28.4%	19,285,911	32.0%	19,285,911	36.3%
Existing aWME Preferred Shareholder(5)	6,343,056	9.3%	6,343,056	10.5%	6,343,056	11.9%
Total shares at Closing	67,925,000	100%	60,275,000	100%	53,115,286	100%

____________

(1)      Assumes that Black Spade II Public Shareholders holding the outstanding BSII Class A Ordinary Shares will not exercise their redemption rights with respect to the outstanding 15,300,000 BSII Class A Ordinary Shares under the assumed no redemptions scenario, assumes that Black Spade II Public Shareholders will exercise their redemption rights to redeem 7,650,000 of the 15,300,000 outstanding BSII Class A Ordinary Shares under the assumed 50% redemptions scenario and assumes that Black Spade II Public Shareholders will exercise their redemption rights to redeem 14,809,714 outstanding BSII Class A Ordinary Shares under the assumed maximum redemptions scenario. Actual BSII Class A Ordinary Shares redeemed in connection with the Business Combination may vary from the amounts presented above, accordingly the ownership percentages set forth above will also vary.

(2)      Based on 23,171,033 aWME Class A Ordinary Shares, 19,285,911 aWME Class B Ordinary Shares and 6,343,056 aWME Preferred Shares outstanding immediately after the Recapitalization. Holders of aWME Class A Ordinary Shares and aWME Class B Ordinary Shares will at all times vote together as a single class on all resolutions submitted to a vote by the members of aWME (including ordinary resolutions and special resolutions). Holders of aWME Preferred Shares are entitled to vote only on transactions that may result in a change of control of aWME, in which case holders of aWME Preferred Shares must vote as a separate class and no change of control transaction may proceed unless and until so approved.

(3)      Represents aWME Class A Ordinary Shares received by non-redeeming Black Spade II Shareholders as a result of the Merger.

(4)      Consists of the Sponsor, Black Spade II’s directors and officers and certain of the Sponsor’s affiliates and employees.

(5)      After giving effect to the Recapitalization.

The actual ownership of aWME Class A Ordinary Shares, aWME Class B Ordinary Shares and aWME Preferred Shares as a result of the Business Combination will be within the parameters described by the three scenarios above. However, there can be no assurance regarding which scenario will be closest to the actual results.

The sensitivity table below sets forth the potential additional dilutive impact of each additional source of dilution to the Black Spade II Public Shareholders’ ownership of aWME, namely (a)            aWME Ordinary Shares that would be issuable in aggregate upon the exercise of            aWME Warrants held by current holders of Black Spade II Private Placement Warrants and            aWME Warrants held by current holders of BSII Public Warrants; (b)            aWME Ordinary Shares representing Earnout Shares that will be issuable if the relevant triggering events described herein occur; (c) aWME Class A Ordinary Shares that will be available for issuance under aWME’s incentive award plan immediately following the completion of the Business Combination (each, an “Additional Dilution Source,” and collectively, the “Additional Dilution Sources”) based on the varying levels of redemptions by the Black Spade II Public Shareholders and the following additional assumptions. The share amounts and ownership percentages set forth above are not indicative of voting percentages.

	Assuming No Redemptions(1)(2)		Assuming 50% of the Maximum Redemptions(1)(2)		Assuming Maximum Redemptions(1)(2)
	Number	%	Number	%	Number	%
aWME Class A Ordinary Shares underlying aWME Warrants
Earnout Shares(3)
aWME Incentive Award Plan(4)
Total Additional Dilution Sources(5)
Total Shares Outstanding Excluding Additional Dilution Sources		—		—		—
Total Shares Outstanding Including Additional Dilution Sources		—		—		—

____________

Notes:

(1)      Assumes that Black Spade II Public Shareholders holding the outstanding BSII Class A Ordinary Shares will not exercise their redemption rights with respect to the outstanding 15,300,000 BSII Class A Ordinary Shares under the assumed no redemptions scenario, assumes that Black Spade II Public Shareholders will exercise their redemption rights to redeem 7,650,000 of the 15,300,000 outstanding BSII Class A Ordinary Shares under the assumed 50% redemptions scenario and assumes that Black Spade II Public Shareholders will exercise their redemption rights to redeem all of the 14,809,714 outstanding BSII Class A Ordinary Shares under the assumed maximum redemptions scenario. Actual BSII Class A Ordinary Shares redeemed in connection with the Business Combination may vary from the amounts presented above, accordingly the ownership percentages set forth above will also vary.

(2)      The calculation of the percentage of shares with respect to each Additional Dilution Source includes the full amount of shares issuable with respect to such Additional Dilution Source (but not the other Additional Dilution Sources) in both the numerator and denominator. For example, in the No Redemptions Scenario, the percentage of potential dilution to the Black Spade II Public Shareholders that would result from the issuance of the aWME Class A Ordinary Shares upon the exercise of aWME Warrants expected to be outstanding following the completion of the Business Combination is calculated as follows: (a) aWME Class A Ordinary Shares; divided by (b) the sum of (i)            aWME Class A Ordinary Shares outstanding upon completion of the Business Combination under the No Redemptions Scenario before taking into account any Additional Dilution Source, and (ii) such aWME Class A Ordinary Shares.

(3)      This row assumes the occurrence of one of the required earnout events stipulated in the Business Combination Agreement and described under “The Business Combination Agreement — Earnout”. In such case, the number of aWME Class A Ordinary Shares that will be issued would be equal to such number of aWME Class A Ordinary Shares which in aggregate represent 3% of the aggregate number of aWME Class A Ordinary Shares outstanding as of the date such event occurs. For illustrative purposes, this calculation assumes the issuance of            ,            , and            aWME Class A Ordinary Shares, which is 3% of the total number of aWME Class A Ordinary Shares that would be outstanding following the completion of the Business Combination under the nor redemption, 50% redemption and maximum redemption scenarios.

(4)      For illustrative purposes, assumes that aWME elects to issue the maximum of 10% of the aggregate number of aWME Class A Ordinary Shares following the completion of the Business Combination under the nor redemption, 50% redemption and maximum redemption scenarios, on a fully diluted, as converted and as-exercised basis to employees and other service providers of aWME and its subsidiaries.

(5)      Due to the calculation formula illustrated in note 2 above, the percentage of the total Additional Dilution Sources is not equal to the sum of the percentage of each Additional Dilution Source.

Q:     Who will be the officers and directors of aWME if the Business Combination is consummated?

A:     Following the consummation of the Business Combination, the directors of aWME will be Dr. Feridun Hamdullahpur, Dr. Calvin Choi, Joanne Shoveler and Samuel Chau. Giampietro Baudo is expected to serve as the Chief Executive Officer of aWME, and Samuel Chau is expected to serve as the Chief Financial Officer of aWME. See the section titled “Management of aWME Following the Business Combination.”

Q:     What happens if I sell my BSII Ordinary Shares before the Meeting?

A:     The Record Date for the Meeting will be earlier than the date that the Business Combination is expected to be completed. If you transfer your BSII Ordinary Shares after the Record Date, but before the Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Meeting. However, you will not be entitled to receive any aWME ordinary shares following the Closing because only Black Spade II Shareholders on the date of the Closing will be entitled to receive aWME ordinary shares in connection with the Closing.

Q:     Did the Black Spade II Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:     As is customary for a transaction of this nature that is on arm’s-length commercial terms, the Black Spade II Board did not obtain a fairness opinion in connection with their determination to approve the Business Combination with aWME. Black Spade II’s officers and the Black Spade II Board have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of Black Spade II’s financial advisors, Clear Street LLC and Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, (“Advisors”), enabled them to make the necessary analyses and determinations regarding the Business Combination with aWME. In connection with their role as joint capital market and financial advisors, Black Spade II has agreed to pay the Advisors a fee of $1.5 million for advisory services (which will be payable from the amounts held in the Trust Account solely in the event that Black Spade II completes a business combination as part of the Black Spade II Initial Public Offering underwriters’ deferred underwriting fee of up to $4,302,000). In addition, Black Spade II’s officers and the Black Spade II Board and its advisors have substantial experience with mergers and acquisitions. During negotiation of the terms of the Business Combination Agreement, the Black Spade II Board received information from its financial advisors, Clear Street LLC and Cohen & Company Capital Markets, and researched publicly available information, in order to assess the value that public markets would potentially ascribe to aWME following a business combination with Black Spade II. The Black Spade II Board used a sum-of-the-parts methodology with three (3) unique segments: (i) media and entertainment, (ii) premium hospitality and properties, and (iii) long-term equity investments. The analysis for the premium hospitality and properties segment relies solely on a valuation report provided by property valuer, which used a discounted cash flow analysis for the two premium hotels while also assessing the market value of the two residential real estate assets. For more information, see “Proposal One — The Business Combination Proposal — Financial Analysis.”

Q:     Will Black Spade II or aWME issue additional equity securities in connection with the consummation of the Business Combination?

A:     aWME or Black Spade II may enter into equity or equity-linked financing in connection with the Business Combination with their respective affiliates or any third parties if the parties determine that the issuance of additional equity is necessary or desirable in connection with the consummation of the Business Combination. The purpose of these financing activities would be to increase the amount of cash available to Black Spade II for use in the Business Combination. Any equity issuances could result in dilution of the relative ownership interest of the securityholders of Black Spade II.

Q:     How many votes do I have at the Meeting?

A:     Black Spade II Shareholders are entitled to one vote on each of the proposals at the Meeting for each BSII Share held of record as of the Record Date. As of the close of business on the Record Date, there were            BSII Shares outstanding, of which            were BSII Class A Ordinary Shares and            were BSII Class B Ordinary Shares.

Q:     What vote is required to approve the proposals presented at the Meeting?

A:     The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law and pursuant to the Black Spade II Articles, being the affirmative vote of shareholders holding a majority of the BSII Shares which, being so entitled, are voted on such resolutions in person or by proxy at the Meeting at which a quorum is present. The approval of the Merger Proposal requires a special resolution under Cayman Islands law and pursuant to the Black Spade II Articles, being the affirmative vote of shareholders holding at least two thirds of the BSII Shares which, being so entitled, are voted on such resolution in person or by proxy at the Meeting at which a quorum is present.

Assuming a quorum is established, a shareholder’s failure to vote by proxy or to vote in person at the Meeting will have no effect on the foregoing proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on any of the proposals. Holders of BSII Class B Ordinary Shares have agreed to vote their shares in favor of the Business Combination Proposal and the Merger Proposal. As of the date of this proxy statement/prospectus, the Sponsor, Black Spade II’s directors and officers and certain employees of the Sponsor’s affiliates (the “Initial Shareholders”) beneficially owned an aggregate of            BSII Class B Ordinary Shares.

Q:     Do the aWME Shareholders need to approve the Business Combination?

A:     The Business Combination needs to be approved by the aWME Shareholders. Concurrently with the execution of the Business Combination Agreement, aWME, Black Spade II and all shareholders of aWME entered into a shareholders support and lock-up agreement and deed (the “aWME Shareholders Support Agreement”), pursuant to which each aWME Shareholder agreed to, among other things, (i) attend any aWME Shareholder meeting to establish a quorum for the purpose of approving the Business Combination, and (ii) vote their aWME shares in favor of approving the transactions contemplated by the Business Combination Agreement.

Q:     What constitutes a quorum at the Meeting?

A:     A quorum is the minimum number of BSII Shares that must be present to hold a valid meeting. Holders of a majority of BSII Shares issued and outstanding and entitled to vote at the Meeting constitute a quorum. As of the Record Date,            BSII Shares would be required to achieve a quorum.

Q:     How do the insiders of Black Spade II intend to vote on the proposals?

A:     Black Spade II’s Initial Shareholders beneficially own and are entitled to vote an aggregate of approximately 20% of the currently outstanding BSII Shares. These parties have agreed to vote their shares in favor of the Business Combination Proposal. Black Spade II’s Initial Shareholders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the Meeting.

Q:     What interests do Black Spade II’s current officers and directors and the Sponsor have in the Business Combination?

A:     In considering the recommendation of the Black Spade II Board to vote in favor of approval of the Business Combination Proposal and the Merger Proposal, shareholders should keep in mind that the Sponsor and Black Spade II’s directors and executive officers have interests in such proposals that are different from, or in addition to, those of Black Spade II Shareholders generally. In particular:

•        If the Business Combination or another business combination is not consummated by November 29, 2026 (or a later date approved by Black Spade II Shareholders pursuant to the Black Spade II Articles), Black Spade II will (i) cease all operations, except for the purpose of winding up, (ii) redeem 100% of the outstanding Public Shares for cash and, (iii) subject to the approval of its remaining shareholders and the Black Spade II Board, dissolve and liquidate. On the other hand, if the Business Combination is consummated, each outstanding Eligible BSII Share will be converted into one aWME ordinary share, subject to adjustment described herein.

•        If Black Spade II is unable to complete a business combination within the required time period, the Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Black Spade II for services rendered or contracted for or for products sold to Black Spade II, but only if such a vendor or target business has not executed a waiver. If Black Spade II consummates a business combination, on the other hand, Black Spade II will be liable for all such claims.

•        the Sponsor, the Sponsor Related Parties and certain of the Sponsor’s and its affiliates’ directors, officers and employees own an aggregate of 3,825,000 BSII Class B Ordinary Shares and 11,120,000 Private Placement Warrants, which shares and warrants were originally acquired by the Sponsor for an aggregate investment of $5,585,000 at the time of Black Spade II’s formation and Black Spade II’s IPO and would become worthless if Black Spade II does not complete a business combination by the required time period, as such shareholders have waived any redemption right with respect to those shares and the Private Placement Warrants would expire worthless. After giving effect to the Business Combination, the Sponsor and certain of the Sponsor’s and its affiliates’ directors, officers and employees would own up to an aggregate of            aWME Class A Ordinary Shares and            aWME Warrants. Such shares have an aggregate market value of approximately $            , based on the Closing Price of BSII Class A Ordinary Shares of $            on Nasdaq on            , 2025.

•        Under the Business Combination Agreement, upon the Closing, the Sponsor will be entitled to receive a transaction bonus in the amount of $5,560,000. Such amount will be deducted from the Trust Account, to the extent there remain any funds in the Trust Account after application of the funds in the Trust Account to satisfy any Black Spade II Shareholder Redemptions, and any shortfall will be paid by aWME.

•        The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

•        Given the difference between the purchase price that the Sponsor paid for the Founder Shares and the price of the BSII Public Shares and considering that the Sponsor would receive a substantial amount of aWME ordinary shares in connection with the Proposed Transactions, the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-Business Combination company.

•        The current directors and officers of Black Spade II will continue to be indemnified by Black Spade II and will continue to be covered by the directors’ and officers’ liability insurance after the Business Combination.

•        The Black Spade II Articles contain a waiver of the corporate opportunity doctrine. With such waiver, there could be business combination targets that may be suitable or worth consideration for a combination with Black Spade II but not offered due to a Black Spade II director’s duties to another entity. Black Spade does not believe that the potential conflict of interest relating to the waiver of the corporate opportunities doctrine in the Black Spade II Articles impacted its search for an acquisition target, and Black Spade II was not prevented from reviewing any opportunities as a result of such waiver.

•        The Sponsor and Black Spade II’s directors and officers have each entered into a letter agreement pursuant to which they have agreed, among other things, (i) to vote all of the BSII Shares, including Public Shares and Founder Shares, held by them in favor of the Business Combination, (ii) to waive their redemption rights with respect to such shares in connection with (a) a shareholder vote to approve an amendment to the Black Spade II Articles and (b) the completion of the Business Combination, and (iii) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Black Spade II fails to complete an initial business combination, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold. Other than inducing the underwriters to proceed with Black Spade II’s IPO, no other consideration was received for such waivers. As of the date of this proxy statement/prospectus, the Sponsor and Black Spade II’s directors and officers and certain employees of the Sponsor’s affiliates own approximately 20% of the issued and outstanding BSII Shares.

The existence of financial and personal interests of Black Spade II’s directors and officers may result in a conflict of interest on part of one or more of them between what they may believe is best for Black Spade II and what they may believe is best for themselves in determining whether or not to make their recommendation to vote in favor of the approval of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus. Under Cayman Islands law, directors and officers owe certain fiduciary duties, including, among others, a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole and a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose. Directors also owe a duty of care, which is not fiduciary in nature. Accordingly, directors and officers have a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interest, and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. Black Spade II’s directors and officers considered their fiduciary duty and the conflicts of interests, among other matters, in evaluating the Business Combination and in recommending to shareholders that they approve the Business Combination.

Q:     What are the U.S. federal income tax consequences of the merger to U.S. Holders of BSII Class A Ordinary Shares and warrants?

A:     As discussed in more detail below under the section titled “Tax Considerations — U.S. Federal Income Tax Considerations Effects of the Business Combination to U.S. Holders of BSII Securities — Characterization of the Business Combination” Black Spade II and aWME intend to treat the merger as a taxable exchange of BSII Class A Ordinary Shares and warrants (collectively, the “BSII Securities”) for aWME ordinary shares, aWME warrants (collectively, the “aWME Securities”) and the Non-Redemption Payment Amount, although the merger potentially could qualify as a “reorganization” within the meaning of Section 368(a) of the Code (a “reorganization”). As discussed in more detail below, there are significant factual and legal uncertainties as to whether the merger might qualify as a reorganization, and there can be no assurance that it will so qualify.

If the merger is a taxable exchange for U.S. federal income tax purposes, U.S. Holders (as defined in the section titled “Tax Considerations — U.S. Federal Income Tax Considerations” below) that do not exercise their redemption rights will generally be required to recognize gain or loss for U.S. federal income tax purposes on the exchange of the BSII Securities for the aWME Securities pursuant to the merger. A U.S. Holder’s gain or loss will be equal to the difference between (i) the sum of the fair market value of the aWME Securities and the Non-Redemption Payment Amount received by the U.S. Holder in the merger and (ii) the U.S. Holder’s adjusted tax basis in the BSII Securities surrendered in the merger.

If the merger were to qualify as a reorganization, U.S. Holders that do not exercise their redemption rights generally would recognize gain (but not loss) for U.S. federal income tax purposes on the exchange of the BSII Securities for the aWME Securities pursuant to the merger, in an amount equal to the lesser of (i) the U.S. Holder’s gain realized (i.e., the excess, if any, of (x) the sum of the fair market value of aWME Securities received by the U.S. Holder and the Non-Redemption Payment Amount received by the

U.S. Holder and (y) the U.S. Holder’s adjusted tax basis in the BSII Securities surrendered) and (ii) the Non-Redemption Payment Amount. Additionally, if the merger does qualify as a reorganization, U.S. Holders may be required to recognize additional gain (but not loss) by reason of the application of the PFIC rules, as described in more detail below under the section titled “Tax Considerations — U.S. Federal Income Tax Considerations — Effects of the Business Combination to U.S. Holders of BSII Securities — Consequences if the Business Combination is Treated as a reorganization.”

All holders of BSII Securities are urged to consult with their own tax advisors regarding the potential tax consequences to them of the merger.

Q:     Do I have redemption rights?

A:     Pursuant to the Black Spade II Articles, holders of Public Shares may elect to have their Public Shares redeemed for cash at the applicable redemption price per share calculated in accordance with the Black Spade II Articles. For illustrative purposes, based on funds in the Trust Account of approximately $            million as of            , 2025, the estimated redemption price per share would have been approximately $            . If a holder exercises its redemption rights, then such holder will be redeeming its Public Shares for cash. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its share certificates (if any) and a redemption notice (either physically or electronically) to Black Spade II’s transfer agent two days prior to the Meeting. See the section titled “Extraordinary General Meeting of Black Spade II Shareholders — Redemption Rights” for the procedures to be followed if you wish to redeem your Public Shares for cash.

Q:     Are there any limitations on redemption rights?

A:     Yes. The Black Spade II Articles provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in Black Spade II’s IPO, which Black Spade II refers to as the “Excess Shares,” without its prior consent. Black Spade II believes this restriction will discourage shareholders of Black Spade II from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against the Business Combination as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a Public Shareholder holding more than an aggregate of 15% of the shares sold in Black Spade II’s IPO could threaten to exercise its redemption rights if such holder’s shares are not purchased by us or our management at a premium to the then-current market price or on other undesirable terms. By limiting Black Spade II Shareholders’ ability to redeem no more than 15% of the shares sold in Black Spade II’s IPO without Black Spade II’s consent, Black Spade II believe it will limit the ability of a small group of shareholders to unreasonably attempt to block its ability to complete its initial business combination, particularly in connection with the Business Combination. However, Black Spade II would not be restricting Black Spade II Shareholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination.

In addition, the Black Spade II Articles provide that in no event will we redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules).

Q:     Will how I vote affect my ability to exercise redemption rights?

A:     No. You may exercise your redemption rights whether or not you are a holder of BSII Class A Ordinary Shares on the Record Date (so long as you are a holder at the time of exercise), or whether you vote your BSII Class A Ordinary Shares for or against on any proposal described by this proxy statement/prospectus. As a result, the Business Combination Agreement can be approved by shareholders who will redeem their shares and no longer remain shareholders, leaving shareholders who choose not to redeem their shares holding shares in a company with a potentially less liquid trading market, fewer shareholders, potentially less cash and the potential inability to meet the listing standards of the Qualified Stock Exchange.

Q:     If I choose to exercise my redemption rights, will I be eligible to receive additional consideration from aWME?

No. To provide additional consideration to Black Spade II Public Shareholders, World Media and Entertainment Universal Inc. will make a cash payment equal to $1.25 multiplied by the number of BSII Class A Ordinary Shares held by eligible Black Spade II Public Shareholders on the Closing Date immediately before the Merger Effective Time, which we refer to as the Non-Redemption Payment Amount. In order to be eligible to receive the Non-Redemption Payment Amount, you must: (a) be a Black Spade II Public Shareholder on the Closing Date immediately before the Merger Effective Time and as of the date falling            days after the Closing, (b) have not acquired your BSII Class A Ordinary Shares through a conversion of BSII Class B Ordinary Shares, and (c) never have elected to exercise a redemption right in respect of BSII Class A Ordinary Shares.

Q:     How do I exercise my redemption rights?

A:     If you are a holder of the BSII Public Shares and wish to exercise your redemption rights, you must demand that Black Spade II redeem your shares for cash no later than            [a.m./p.m.] Eastern Time on            , 2025, being two business days prior to the Meeting, by (A) submitting your request in writing to Continental Stock Transfer & Trust Company, Black Spade II’s transfer agent, at the address listed at the end of this section, in which you (i) request that Black Spade II redeem all or a portion of your Public Shares for cash, and (ii) identify yourself as the beneficial holder of the BSII Public Shares and provide your legal name, phone number and address; and (B) delivering your share certificates (if any) together with the redemption forms to Black Spade II’s transfer agent physically or electronically using DTC’s DWAC (Deposit Withdrawal at Custodian) system. If you hold the shares in “street name,” you will need to coordinate with your broker to have your shares certificated or share certificates (if any) together with the redemption notices delivered electronically. If you do not submit a written request and deliver your share certificates as described above, your shares will not be redeemed. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering the share certificate (if any) together with the redemption forms through the DWAC system. The transfer agent will typically charge the tendering broker $100.0 and it would be up to the broker whether or not to pass this cost on to the holder of the shares being redeemed.

Any holder of the BSII Public Shares (whether or not they are a holder on the Record Date) will be entitled to demand that his shares be redeemed for a full pro rata portion of the amount then in the Trust Account. Such amount, less any owed but unpaid taxes on the funds in the Trust Account, will be paid promptly upon consummation of the Business Combination. There are no owed but unpaid income taxes on the funds in the Trust Account as of the date of this proxy statement/prospectus. However, under Cayman Islands law, the proceeds held in the Trust Account could be subject to claims which could take priority over those of the Black Spade II Public Shareholders exercising redemption rights, regardless of whether such holders vote for or against any proposal described by this proxy statement/prospectus. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption, once made by a holder of the BSII Public Shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Meeting. If you deliver your share certificates (if any) together with the redemption forms for redemption to Black Spade II’s transfer agent and later decide prior to the Meeting not to elect redemption, you may request that Black Spade II’s transfer agent return the shares (physically or electronically). You may make such request by contacting Black Spade II’s transfer agent at the address listed at the end of this section.

Any corrected or changed proxy card or written demand of redemption rights must be received by Black Spade II before the applicable deadline specified in this proxy statement/prospectus. No demand for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to Black Spade II’s transfer agent in the manner described above no later than two business days prior to the vote at the Meeting.

Black Spade II’s transfer agent can be contacted at the following address:

Continental Stock Transfer & Trust Company
1 State Street — 30th Floor
New York, New York 10004
Attn: SPAC Redemption Team
Email: proxy@continentalstock.com

If a holder of the BSII Public Shares properly makes a demand for redemption as described above, then, if the Business Combination is consummated, Black Spade II will convert these shares into a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your BSII Class A Ordinary Shares for cash and will not be entitled to aWME ordinary shares with respect to your BSII Class A Ordinary Shares upon consummation of the Business Combination. If the Business Combination is not approved or completed for any reason, then holders of the BSII Public Shares who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the cash in the Trust Account. In such case, Black Spade II will promptly return any share certificates (if any) together with the redemption forms delivered by Public Shareholders and such holders may only share in the assets of the Trust Account upon the liquidation of Black Spade II.

This may result in holders receiving less than they would have received if the Business Combination was completed and they exercised redemption rights in connection therewith due to potential claims of creditors.

If you are a holder of the BSII Public Shares and you exercise your redemption rights, it will not result in the loss of any Public Warrants that you may hold. Your Public Warrants will be exchanged for aWME warrants upon consummation of the Business Combination, with each warrant exercisable for one aWME ordinary share at a purchase price of $11.50. Assuming the maximum redemptions scenario and based on a closing market price of $            per Public Warrant on            , 2025, the aggregate value of the Public Warrants that may be retained by redeeming shareholders, after redeeming their shares, would be approximately $            million.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     A U.S. Holder (as defined in the section titled “Tax Considerations — U.S. Federal Income Tax Considerations” below) of BSII Class A Ordinary Shares that exercises its redemption rights may be treated as selling BSII Class A Ordinary Shares, resulting in the recognition of gain or loss. However, there are certain circumstances in which the redemption may instead be treated as a distribution for U.S. federal income tax purposes depending on the amount of ordinary shares that a U.S. Holder owns or is deemed to own (including through the ownership of warrants) at the relevant time. As discussed in more detail below, Black Spade II anticipates that it will be treated as a passive foreign investment company (“PFIC”) with respect to its current taxable year. In that case, the U.S. federal income tax treatment of any income or gain recognized by a U.S. Holder that exercises its redemption rights will depend on the application of the PFIC rules discussed below and whether the U.S. Holder has made a QEF Election (as defined below) or mark-to-market election with respect to its BSII Class A Ordinary Shares. For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights by a U.S. Holder, see the sections titled “Tax Considerations — U.S. Federal Income Tax Considerations — Effects to U.S. Holders of Exercising Redemption Rights” and “Tax Considerations — U.S. Federal Income Tax Considerations — PFIC Considerations.” All holders considering exercising redemption rights should consult their tax advisors regarding the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws.

Q:     If I am a Public Warrant holder, can I exercise redemption rights with respect to my Warrants?

A:     No. The holders of Public Warrants have no redemption rights with respect to such securities. Each Public Warrant will be exchanged for one aWME warrant upon consummation of the Business Combination, which will be exercisable for one aWME ordinary share at a purchase price of $11.50.

Q:     If I am a Unit holder, can I exercise redemption rights with respect to my Units?

A:     No. Holders of outstanding Units must separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the BSII Public Shares.

If you hold Units registered in your own name, you must deliver the certificate for such Units to Continental Stock Transfer & Trust Company, Black Spade II’s transfer agent, with written instructions to separate such Units into the BSII Public Shares and BSII Public Warrants. This must be completed far enough in advance to permit the mailing of the BSII Public Share certificates back to you so that you may then exercise your redemption rights upon the separation of the BSII Public Shares from the Units. See the section titled “How do I exercise my redemption rights?” above. The address of Continental is listed under the section titled “Who can help answer my questions?” below.

If a broker, dealer, commercial bank, trust company or other nominee holds your Units, you must instruct such nominee to separate your Units. Your nominee must send written instructions by facsimile to Continental. Such written instructions must include the number of Units to be split and the nominee holding such Units. Your nominee must also initiate electronically, using DTC’s deposit withdrawal at custodian (DWAC) system, a withdrawal of the relevant Units and a deposit of an equal number of the BSII Public Shares and BSII Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the BSII Public Shares from the Units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Q:     Do I have appraisal rights if I object to the proposed Business Combination?

A:     The Cayman Islands Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, Public Shareholders are still entitled to exercise the rights of redemption in respect to their Public Shares as set out herein, and the Black Spade II Board has determined that the redemption proceeds payable to Public Shareholders who exercise such redemption rights represent the fair value of those shares. See the section titled “Proposal Two — The Merger Proposal — Appraisal Rights under the Cayman Islands Companies Act” for additional information. Holders of Public Warrants or Units do not have appraisal rights in respect to such securities in connection with the Business Combination under the Cayman Islands Companies Act.

Q:     Can I exercise redemption rights and dissenter rights under the Cayman Islands Companies Act?

A:     No. Any holder of Public Shares who elects to exercise appraisal rights under Section 238 of the Cayman Islands Companies Act will lose their right to have their Public Shares redeemed in accordance with the Black Spade II Articles. The certainty provided by the redemption process may be preferable for holders of Public Shares wishing to exchange their Public Shares for cash. This is because such appraisal rights are likely to be lost and extinguished, including where Black Spade II and the other parties to the Business Combination Agreement determine to delay the consummation of the Business Combination in order to invoke the limitation on dissenter rights under Section 239 of the Cayman Islands Companies Act, in which case any holder of Public Shares who had sought to exercise appraisal rights would only be entitled to receive the merger consideration comprising one aWME ordinary share for each of their Public Shares (subject to adjustment as set out herein). See the section titled “Proposal Two — The Merger Proposal — Appraisal Rights under the Cayman Islands Companies Act” for additional information.

Q:     What will happen to my BSII Ordinary Shares as a result of the Business Combination?

A:     If the Business Combination is completed, each Eligible BSII Share will become one aWME Class A Ordinary Share, subject to adjustment as set out herein.

Q:     What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:     Of the net proceeds of Black Spade II’s IPO (including underwriters’ exercise of over-allotment option) and simultaneous sale of Private Placement Warrants, a total of $153,000,000 was placed in the Trust Account immediately following Black Spade II’s IPO and the exercise of the over-allotment option. After consummation of the Business Combination, the funds in the Trust Account will be used by Black Spade II to pay holders of the BSII Public Shares who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination with aWME and to repay any loans owed by Black Spade II to Sponsor. Any remaining funds will be paid to aWME (or as otherwise designated in writing by aWME to Black Spade II prior to the Closing) and used for working capital and general corporate purposes of aWME.

Q:     What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:     The Black Spade II Public Shareholders may vote in favor of the Business Combination and still exercise their redemption rights, although they are not required to vote in any way to exercise such redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders is substantially reduced as a result of redemptions by the Black Spade II Public Shareholders. To the extent that there are fewer Public Shares and Public Shareholders, the trading market for the aWME ordinary shares may be less liquid than the market was for the BSII Class A Ordinary Shares prior to the Business Combination, and aWME may not be able to meet the listing standards of a Qualified Stock Exchange. In addition, to the extent of any redemptions, fewer funds from the Trust Account would be available to aWME to be used in its business following the consummation of the Business Combination.

Q:     What happens if the Business Combination is not consummated?

A:     If Black Spade II does not complete the Business Combination with aWME or another business combination within the Completion Window, Black Spade II shall cease all operations except for the purpose of winding up, must redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to an amount then held in the Trust Account (excluding interest earned and dissolution expenses) in accordance with the Black Spade II articles and, as promptly as reasonably possible following such redemption, subject to the approval of Black Spade II’s remaining shareholders and the Black Spade II Board, liquidate and dissolve. The Sponsor and Black Spade II’s officers and directors have waived their redemption rights with respect to their Founder Shares in the event a business combination is not effected in the required time period, and, accordingly, their Founder Shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to Black Spade II’s outstanding warrants. Accordingly, the warrants will expire worthless.

Q:     When do you expect the Business Combination to be completed?

A:     It is currently anticipated that the Business Combination will be consummated promptly following the Meeting, which is set on            , 2025; however, such Meeting could be adjourned, as described above. For a description of the conditions for the completion of the Business Combination, see the section titled “Proposal One — The Business Combination Proposal — General — Merger Consideration.”

Q:     What do I need to do now?

A:     Black Spade II urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a Black Spade II Shareholder and/or BSII Public Warrant holder. Black Spade II Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:     Who will solicit and pay the cost of soliciting proxies?

A:     Black Spade II has engaged a professional proxy solicitation firm,            , to assist in soliciting proxies for the Meeting. Black Spade II has agreed to pay            a fee of $            , plus disbursements. Black Spade II will reimburse            for reasonable out-of-pocket expenses and will indemnify            and its affiliates against certain claims, liabilities, losses, damages and expenses. Black Spade II will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of BSII Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of BSII Ordinary Shares, and in obtaining voting instructions from those owners. Black Spade II’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     How do I vote?

A:     If you are a holder of record of BSII Shares at the close of business on the Record Date, you may vote by (a) attending the Meeting in person (virtually) or (b) by submitting a proxy for the Meeting. If you choose to attend the Meeting virtually, you will need to visit            , and enter the control number found on your proxy card. You may vote during the Meeting by following instructions available on the meeting website during the meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope or authorize the individuals named on your proxy card to vote your shares by using the Internet as described in the instructions included with your proxy card. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q:    If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. A “broker non-vote” occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions. Under the relevant rules, brokers are not permitted to vote on any of the matters to be considered at the Meeting. As a result, your Public Shares will not be voted on any matter unless you affirmatively instruct your broker, bank or nominee how to vote your shares in one of the ways indicated by your broker, bank or other nominee. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. If you are a shareholder of record of BSII Shares as of the close of business on the Record Date, you can change or revoke your proxy before it is voted at the Meeting in one of the following ways:

•        submit a new proxy card bearing a later date so that it is received no later than 48 hours prior to the vote at the Meeting (or in case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting);

•        give written notice of your revocation to Black Spade II, which notice must be received by Black Spade II no later than 48 hours prior to the vote at the Meeting (or in case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting); or

•        vote electronically at the Meeting by visiting and entering the control number found on your proxy card. Please note that your attendance at the Meeting will not alone serve to revoke your proxy.

If your shares are held in “street name” by your broker, bank or another nominee as of the close of business on the Record Date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q:     What happens if I fail to take any action with respect to the Meeting?

A:     If you fail to take any action with respect to the Meeting and the Business Combination is approved by shareholders and consummated, you will become a shareholder and/or warrant holder of aWME. If you fail to take any action with respect to the Meeting and the Business Combination is not approved, you will continue to be a shareholder and/or warrant holder of Black Spade II.

Q:     What should I do with my shares and/or warrant certificates?

A:     Public Warrant holders should not submit their warrant certificates (if any) now and those shareholders who do not elect to have their Public Shares redeemed for their pro rata share of the Trust Account should not submit their share certificates (if any) now. After the consummation of the Business Combination, Black Spade II’s transfer agent will send instructions to Black Spade II Shareholders and warrant holders regarding the exchange of their BSII Ordinary Shares and BSII Warrants for aWME ordinary shares and aWME warrants, respectively. Black Spade II Shareholders who exercise their redemption rights must deliver their share certificates (if any) and redemption notice to Black Spade II’s transfer agent (either physically or electronically) at least two business days prior to the vote at the Meeting.

Q:     What should I do if I receive more than one set of voting materials?

A:     Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your BSII Shares.

Q:     Who can help answer my questions?

A:     To obtain additional copies of this proxy statement/prospectus, at no cost, and ask any questions you may have about the proposals described therein, please contact:

Investor Relations
Black Spade Acquisition II Co
Suite 2902, 29/F, The Centrium
60 Wyndham Street, Central
Hong Kong
Email: IR@blackspadeacquisitionii.com

You may also obtain these documents at no cost by requesting them in writing or by telephone from Black Spade II’s proxy solicitation agent and ask any questions about how to vote or direct a vote in respect of your BSII Shares at the following address, telephone number and email:

[            ]
[            ]
[            ]
[            ]
[            ]

You may contact Black Spade II’s transfer agent at the following address and emails for redemption and proxy matters respectively:

Continental Stock Transfer & Trust Company
1 State Street — 30th Floor
New York, New York 10004
Attn: SPAC Redemption Team
Email: spacredemptions@continentalstock.com

or

Continental Stock Transfer & Trust Company
1 State Street — 30th Floor
New York, New York 10004
Email: proxy@continentalstock.com

You may also obtain additional information about Black Spade from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. You should carefully read the entire proxy statement/prospectus, and the other documents referred to this proxy statement/prospectus, including the annexes, to fully understand the Business Combination Agreement, the Business Combination and the other matters being considered at the Meeting of Black Spade II Shareholders. For additional information, see the section titled “Where You Can Find More Information.” Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Parties to the Business Combination

Black Spade Acquisition II Co

Black Spade II is a blank check company incorporated in the Cayman Islands on May 9, 2024, formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. The mailing address of Black Spade II’s executive offices is Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central, Hong Kong and the telephone number of Black Spade II’s principal executive offices is +852 3955 1316.

Black Spade II’s sponsor is Black Spade Sponsor LLC II, a limited liability company registered under the laws of the Cayman Islands. Black Spade II is the second special purpose acquisition company of Black Spade Capital and Black Spade’s management team. Black Spade Capital is the private investment arm of Mr. Lawrence Ho. The Sponsor currently holds 3,266,217 shares of BSII Class B Ordinary Shares and 11,120,000 Private Placement Warrants, acquired for an aggregate investment of $5,560,000 at the time of Black Spade II’s IPO.

World Media and Entertainment Universal Inc.

aWME is global media and entertainment ecosystem covering high fashion, arts, lifestyle, cultural, entertainment as well as F&B. Inheriting more than one hundred years of history and with a worldwide geographical presence, it offers a holistic media and entertainment experience an audience of millions around the world. Its publications L’Officiel and The Art Newspaper publish print editions in a total of 28 countries and territories and digital contents to an even wider scope of readers globally.

aWME operates in the movie production sector having produced various Asia-focused blockbuster movies. It has partnered with established production companies to present a number of Asia-focused blockbuster movies globally, which in aggregate notched a box office of more than US$400 million.

aWME holds premium whole building properties and provide hospitality services in Hong Kong and Singapore. It focuses on and specializes in hospitality and lifestyle concepts and offers a customer-centric VIP members approach for its business portfolio in the key areas comprising stylish hotels and serviced apartments, F&B, and club membership services in Hong Kong and Singapore, with plans for further global expansion.

aWME extends the power of its brands and extensive library of contents and intellectual property through other media, platforms, products and services, including in the area of F&B. aWME also hosts a multitude of cultural events to inspire conversation with traditions and bridge exchanges and it has been recognized for its cultural ambassadorship.

WME Merger Sub Limited

Merger Sub is a newly formed Cayman Islands exempted company and a wholly owned subsidiary of World Media and Entertainment Universal Inc. Merger Sub was formed solely for the purpose of effecting the Transactions and has not carried on any activities other than those in connection with the Transactions. The address and telephone number for Merger Sub’s principal executive offices are the same as those for aWME.

Corporate History and Structure of aWME

In April 2022, AMTD IDEA Group acquired 100% of the equity interests in L’Officiel Inc. SAS, which then owned the business unit of “L’Officiel.” In January 2023, AMTD Digital Inc. completed the acquisition of 96.1% of the equity interests in WME Assets Group (formerly known as AMTD Assets Group), which holds premium whole building properties and provide hospitality services in Hong Kong and Singapore.

On February 2, 2023, World Media and Entertainment Universal Inc. was incorporated as a limited liability company in the Cayman Islands.

In October 2023, AMTD IDEA Group acquired 100% of the equity interests in The Art Newspaper SA, which then owned the business unit of “The Art Newspaper.”

From October 2024 through November 2024, a series of reorganization steps (collectively, the “aWME Reorganization”) were taken to establish World Media and Entertainment Universal Inc. as the holding company transfer and consolidate the business of L’Officiel, The Art Newspaper, WME Assets Group and certain movie rights investments into World Media and Entertainment Universal Inc.

The following diagram illustrates aWME’s corporate structure, including its principal and other subsidiaries as of the date of this proxy statement/prospectus:

World Media and Entertainment Universal Inc. (Incorporated in Cayman Islands)
100%
World Media and Entertainment Group (Incorporated in Cayman Islands)
96.06%
100%
100%
100%
100%
WME Assets Group (Incorporated in Cayman Islands)
Wonderful Time with Co. Ltd (Incorporated in Cayman Islands)
WME Direct Investment Limited (Incorporated in BVI)
L'Officiel Group Inc. (Incorporated in Cayman Islands)
The Art Newspaper Group Inc. (Incorporated in Cayman Islands)
100%
WME Property Investment Holdings Limited (Incorporated in BVI)
51%
51%
100%
Easy Advance Developments Limited (Incorporated in BVI)
Cosmic Gold Limited (Incorporated in BVI)
WME Properties Limited (Incorporated in BVI)
100%
100%
50%
DHI Downtown Pte. Ltd. (Incorporated in Singapore)
DHI Holdings (S) Pte. Ltd. (Incorporated in Singapore)
Dense Globe Investments Limited (Incorporated in BVI)
100%
Fine Cosmos Development Limited (Incorporated in Hong Kong)
100%
L'Officiel Publishing Group Inc. (Incorporated in the U.S.)
100%
L'Officiel France Publishing Inc. (Incorporated in France)
100%
L'Officiel Publishing Italia SRL (Incorporated in Italy)
100%
The Art Newspaper SA (Incorporated in Switzerland)
100%
The Art Newspaper Limited (Incorporated in United Kingdom)

aWME’s Holding Company Structure

World Media and Entertainment Universal Inc. is not an operating company but a holding company incorporated in the Cayman Islands as an exempted company. World Media and Entertainment Universal Inc. conducts its operations through its subsidiaries. The securities registered herein are securities of World Media and Entertainment Universal Inc., not those of its operating subsidiaries. Therefore, investors in World Media and Entertainment Universal Inc. are not acquiring equity interest in any operating company but instead are acquiring interest in a Cayman Islands holding company. The holding company structure involves unique risks to investors. As a holding company, World Media and Entertainment Universal Inc. may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of subsidiaries of World

Media and Entertainment Universal Inc. to pay dividends or make distributions to World Media and Entertainment Universal Inc. may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt.

The Business Combination

The Business Combination Agreement

For more information about the Business Combination Agreement and the Business Combination and other transactions contemplated thereby, see the sections entitled “Proposal One — The Business Combination Proposal” and “The Business Combination Agreement.” A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

On January 27, 2025, the Business Combination Agreement was entered into, by and among Black Spade II, World Media and Entertainment Universal Inc. and Merger Sub, pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Black Spade II (the “Merger”), with Black Spade II surviving the Merger as a wholly-owned subsidiary of World Media and Entertainment Universal Inc.

The parties will hold the Closing on the date which is three business days following the satisfaction or waiver of the conditions set forth in the Business Combination Agreement, unless Black Spade II and World Media and Entertainment Universal Inc. agree to another time or unless the Business Combination Agreement is terminated pursuant to its terms.

Conversion of Securities

Pursuant to the Business Combination Agreement, among other things, prior to the effective time of the Merger (the “Merger Effective Time”), World Media and Entertainment Universal Inc. will re-designate:

•        Each ordinary share of World Media and Entertainment Universal Inc. (other than non-voting ordinary shares) that is not held by AMTD Digital Inc. (“AMTD Digital”) into one Class A ordinary share of World Media and Entertainment Universal Inc. (“aWME Class A Ordinary Share”);

•        Each ordinary share of World Media and Entertainment Universal Inc. (other than non-voting ordinary shares) that is held by AMTD Digital into one Class B ordinary share of World Media and Entertainment Universal Inc. (“aWME Class B Ordinary Share”); and

•        Each non-voting ordinary share of World Media and Entertainment Universal Inc. into one non-voting preferred share of World Media and Entertainment Universal Inc. (“aWME Preferred Share”).

Pursuant to the Business Combination Agreement, immediately after the completion of the re-designation of shares and immediately prior to the Merger Effective Time, World Media and Entertainment Universal Inc. will effect a share consolidation or subdivision such that:

•        Each aWME Class A Ordinary Share will be consolidated or divided into a number of aWME Class A Ordinary Shares equal to the Adjustment Factor (as defined below);

•        Each aWME Class B Ordinary Share will be consolidated or divided into a number of aWME Class B Ordinary Shares equal to the Adjustment Factor; and

•        Each aWME Preferred Share will be consolidated or divided into a number of aWME Preferred Shares equal to the Adjustment Factor (as defined below)

(such actions, collectively, the “Recapitalization”).

The “Adjustment Factor” will be the number resulting from dividing the Per Share aWME Equity Value by $10.00. The “Per Share aWME Equity Value” will be obtained by dividing (a) the equity value of World Media and Entertainment Universal Inc. (being $488,000,000) by (b) the aggregate number of ordinary shares of World Media and Entertainment Universal Inc. issued and outstanding immediately prior to the Recapitalization.

At the Merger Effective Time and as a result of the Merger:

•        Each Class B ordinary share of Black Spade II, par value $0.0001 per share (“BSII Class B Ordinary Shares”) that is issued and outstanding immediately prior to the Merger Effective Time will be automatically cancelled in exchange for the right to receive one aWME Class A Ordinary Share;

•        Each Class A ordinary share of Black Spade II, par value $0.0001 per share (“BSII Class A Ordinary Share”) that is issued and outstanding immediately prior to the Merger Effective Time (other than such BSII Class A Ordinary Shares that are treasury shares, validly redeemed shares or BSII Dissenting Shares (as defined below)) will be cancelled in exchange for the right to receive one aWME Class A Ordinary Share;

•        Each BSII Class A Ordinary Share that is held as a treasury share will be cancelled and cease to exist;

•        Each issued and outstanding BSII Class A Ordinary Share that is validly redeemed will be cancelled in exchange for the right to be paid a pro rata share of the aggregate amount payable with respect to the exercise of the redemption rights of Black Spade II Shareholders;

•        Each issued and outstanding BSII Class A Ordinary Share that is held by any person who has validly exercised and not effectively withdrawn or lost their right to dissent from the Merger in accordance with Section 238 of the Cayman Islands Companies Act (“BSII Dissenting Share”) will be cancelled and carry no right other than the right to receive the payment of the fair value of such BSII Dissenting Share determined in accordance with Section 238 of the Cayman Islands Companies; and

Each issued and outstanding warrant of Black Spade II exercisable for shares of Black Spade II will be exchanged for a corresponding warrant exercisable for aWME Class A Ordinary Shares (“aWME Warrants”).

Representations and Warranties

The Business Combination Agreement contains representations and warranties of the parties thereto that are customary for a transaction of this size and nature. The representations and warranties are, in many respects, qualified by materiality and knowledge, public filings and each of Black Spade II and World Media and Entertainment Universal Inc.’s respective disclosure schedule, and will not survive the Business Combination, but their accuracy forms the basis of some of the conditions to the obligations of Black Spade II, Merger Sub and World Media and Entertainment Universal Inc. to complete the Business Combination.

aWME and Merger Sub made customary representations and warranties to Black Spade II, relating to, among other things: corporate existence and power; corporate authorization; governmental authorizations and consents; noncontravention; subsidiaries; capitalization; financial statements; undisclosed liabilities; absence of changes; litigation and proceedings; compliance with laws and permits; significant contracts; intellectual property; data privacy; benefit plans; labor matters; taxes; insurance; real property and assets; environmental matters; affiliate transactions; vendors; customers; certain business practices, anti-corruption, anti-money laundering and sanctions; registration statement and proxy statement; bankruptcy, insolvency and judicial composition proceedings; brokers’ fees; and no outside reliance.

Black Spade II made customary representations and warranties to World Media and Entertainment Universal Inc. relating to, among other things: corporate organization; corporate authorization; governmental authorizations and consents; noncontravention; litigation and proceedings; capitalization; undisclosed liabilities; SEC documents, disclosure controls and internal control over financial reporting; listing; registration statement and proxy statement; Trust Account; absence of certain changes; compliance with laws and permits; material contracts; employees and employee benefits plans; properties; affiliate transactions; taxes; certain business practices, anti-corruption, anti-money laundering and sanctions; independent investigation; brokers’ fees; the Investment Company Act of 1940, as amended, and the Jumpstart Our Business Startups Act of 2012, as amended, and no outside reliance.

Covenants and Agreements

aWME has made covenants relating to, among other things, conduct of business, inspection, compliance with provision of Sarbanes-Oxley Act and the rules of the Qualified Stock Exchange and certain restrictions to dividend distribution to its non-voting preferred shares.

Black Spade II has made covenants relating to, among other things, conduct of business and shareholder litigation.

aWME, Black Spade II and Merger Sub have made joint covenants relating to, among other things, efforts to consummate the Business Combination, indemnification and insurance, preparation of the proxy statement and registration statement, shareholders’ meetings and approvals, tax matters, aWME Equity Incentive Plan| and listing requirements.

Conditions to Closing

The consummation of the Business Combination is conditioned upon, among other things:

•        the approval for listing of aWME Class A Ordinary Shares (including the aWME Warrant Shares) and the aWME Warrants contemplated to be listed pursuant to the Business Combination Agreement on a Qualified Stock Exchange immediately following the Closing;

•        the receipt of consents or approvals of governmental authorities as set forth on World Media and Entertainment Universal Inc.’s disclosure schedule;

•        the absence of any applicable law or governmental order enjoining, prohibiting, making illegal or preventing the consummation of the Transactions;

•        the receipt of required approval by Black Spade II Shareholders;

•        the receipt of required approval by aWME Shareholders; and

•        effectiveness of and the absence of any stop order issued by the SEC with respect to the registration statement on Form F-4 of which this proxy statement/prospectus forms a part and no action seeking such stop order having been threatened or initiated.

The obligations of World Media and Entertainment Universal Inc. and Merger Sub to consummate the Business Combination are further conditioned upon, among other things:

•        the accuracy of the representations and warranties of Black Spade II (subject to certain materiality standards set forth in the Business Combination Agreement);

•        material compliance by Black Spade II with its pre-closing covenants;

•        the absence of a Black Spade II Material Adverse Effect that is continuing since the date of the Business Combination Agreement;

•        the execution of certain Ancillary Agreements and closing certificate by Black Spade II and/or its shareholders (including the Sponsor) and officers, as applicable; and

•        the Merger Surviving Company (as the successor of Black Spade II) having at least $5,000,001 of net tangible assets remaining after the consummation of the Business Combination and giving effect to the exercise of the redemption rights of Black Spade II Shareholders.

The obligations of Black Spade II to consummate the business Combination are further conditioned upon, among other things:

•        the accuracy of the representations and warranties of World Media and Entertainment Universal Inc. (subject to certain materiality standards set forth in the Business Combination Agreement);

•        material compliance by World Media and Entertainment Universal Inc. and Merger Sub with its pre-closing covenants;

•        the absence of an aWME Material Adverse Effect that is continuing since the date of the Business Combination Agreement;

•        the Letter of Support dated January 27, 2025, having been duly executed by AMTD Digital to World Media and Entertainment Universal Inc. and having not been revoked, supplemented or amended;

•        the intellectual property license agreement entered into between AMTD Group Inc. and World Media and Entertainment Universal Inc. dated January 27, 2025 and the Confirmatory Transfer Agreement having been duly executed and having not been revoked, supplemented or amended; and

•        the execution of certain Ancillary Agreements and closing certificate by World Media and Entertainment Universal Inc. and/or its shareholders and officers, as applicable.

Any party to the Business Combination Agreement may, at any time prior to the Closing Date, by action taken by its board of directors or equivalent governing body, or officers thereunto duly authorized, waive any of the terms or conditions of the Business Combination Agreement, including the applicable conditions to closing set forth above, to the extent permitted by applicable laws and, in the case of Black Spade II, the Black Spade II Articles.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to Closing, including: (i) by written consent of all parties to the Business Combination Agreement; (ii) by either World Media and Entertainment Universal Inc. or Black Spade II if the Registration Statement has not been declared effective under the Securities Act on or before June 10, 2025, or, if so agreed in writing by Black Spade II and World Media and Entertainment Universal Inc., August 27, 2025 (the “Effectiveness Deadline”); (iii) by either World Media and Entertainment Universal Inc. or Black Spade II if the consummation of the Merger is permanently enjoined, prohibited, deemed illegal or prevented by a final and non-appealable governmental order; (iv) by either World Media and Entertainment Universal Inc. or Black Spade II upon a breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement by the other party if such breach gives rise to a failure of certain closing conditions to be satisfied and cannot be or has not been cured within 30 days following the receipt of notice from the non-breaching party (or any shorter period of the time that remains between the delivery of such notice and the Effectiveness Deadline); or (v) by either World Media and Entertainment Universal Inc. or Black Spade II if the Black Spade II shareholder approval is not obtained at the Black Spade II extraordinary general meeting (including any permitted adjournment or postponement).

Upon termination of the Business Combination Agreement, the Business Combination Agreement will become void and of no further effect (other than certain customary provisions that will survive a termination) and there will be no liability on the part of any party to another party thereto (other than liability for any intentional and willful material breach of the Business Combination Agreement occurring prior to the termination of the Business Combination Agreement or any fraud claim by a party).

Ownership of aWME After the Closing

As of the date of this proxy statement/prospectus, there are 15,300,000 BSII Class A Ordinary Shares and 3,825,000 BSII Class B Ordinary Shares issued and outstanding. In addition, as of the date of this proxy statement/prospectus, there were 16,220,000 BSII Warrants issued and outstanding, which includes 11,120,000 Private Placement Warrants and 5,100,000 Public Warrants. Each warrant entitles the holder thereof to purchase one share of BSII Class A Ordinary Share and, following the Business Combination, will entitle the holder thereof to purchase one share of aWME Class A Ordinary Share.

Under the “no redemptions” scenario, upon completion of the Business Combination, Black Spade II Public Shareholders would own an ownership interest of approximately 22.5% of aWME’s Ordinary Shares, BSII Founder Shareholders, which consists of the Sponsor, Black Spade II’s directors and officers and certain of the Sponsor’s affiliates and employees, would own approximately            5.7% of aWME Ordinary Shares and aWME Shareholders will retain an aggregate of approximately 71.9% of aWME’s Ordinary Shares. The AMTD Entities would collectively hold 69.6% of voting interests in aWME’s Ordinary Shares.

Under the 50% redemption scenario, upon completion of the Business Combination, Black Spade II Public Shareholders would own an ownership interest of approximately 12.7% of aWME’s Ordinary Shares, BSII Founder Shareholders, which consists of the Sponsor, Black Spade II’s directors and officers and certain of the Sponsor’s affiliates and employees, would own approximately            6.3% of aWME Ordinary Shares and aWME Shareholders will retain an aggregate of approximately            81.0% of aWME’s Ordinary Shares. The AMTD Entities would collectively hold 78.4% of voting interests in aWME’s Ordinary Shares.

Under the maximum redemption scenario, upon completion of the Business Combination, Black Spade II Public Shareholders would own an ownership interest of approximately 0.9% of aWME’s Ordinary Shares, BSII Founder Shareholders, which consists of the Sponsor, Black Spade II’s directors and officers and certain of the Sponsor’s affiliates and employees, would own approximately 7.2% of aWME Ordinary Shares and aWME Shareholders will retain an aggregate of approximately 91.9% of aWME’s Ordinary Shares. The AMTD Entities would collectively hold 89.0% of voting interests in aWME’s Ordinary Shares.

The following summarizes the pro forma ownership of aWME Ordinary Shares following the Business Combination assuming the no additional redemptions, 50% of maximum redemptions and maximum redemptions scenarios.

	Assuming No Redemptions(1)		Assuming 50% Redemptions(1)		Assuming Maximum Redemptions(1)
	Number of Shares	Percentage Ownership(2)	Number of Shares	Percentage Ownership(2)	Number of Shares	Percentage Ownership(2)
Black Spade II Class A Shareholders(3)	15,300,000	22.5%	7,650,000	12.7%	490,286	0.9%
Black Spade II Class B Shareholders(3)(4)	3,825,000	5.7%	3,825,000	6.4%	3,825,000	7.2%
Existing aWME Class A Shareholders(5)	23,171,033	34.1%	23,171,033	38.4%	23,171,033	43.7%
Existing aWME Class B Shareholders(5)	19,285,911	28.4%	19,285,911	32.0%	19,285,911	36.3%
Existing aWME Preferred Shareholder(5)	6,343,056	9.3%	6,343,056	10.5%	6,343,056	11.9%
Total shares at Closing	67,925,000	100%	60,275,000	100%	53,115,286	100%

____________

(1)      Assumes that Black Spade II Public Shareholders holding the outstanding BSII Class A Ordinary Shares will not exercise their redemption rights with respect to the outstanding 15,300,000 BSII Class A Ordinary Shares under the assumed no redemptions scenario, assumes that Black Spade II Public Shareholders will exercise their redemption rights to redeem 7,650,000 of the 15,300,000 outstanding BSII Class A Ordinary Shares under the assumed 50% redemptions scenario and assumes that Black Spade II Public Shareholders will exercise their redemption rights to redeem 14,809,714 outstanding BSII Class A Ordinary Shares under the assumed maximum redemptions scenario. Actual BSII Class A Ordinary Shares redeemed in connection with the Business Combination may vary from the amounts presented above, accordingly the ownership percentages set forth above will also vary.

(2)      Based on 23,171,033 aWME Class A Ordinary Shares, 19,285,911 aWME Class B Ordinary Shares and 6,343,056 aWME Preferred Shares outstanding immediately after the Recapitalization. Holders of aWME Class A Ordinary Shares and aWME Class B Ordinary Shares will at all times vote together as a single class on all resolutions submitted to a vote by the members of aWME (including ordinary resolutions and special resolutions). Holders of aWME Preferred Shares are entitled to vote only on transactions that may result in a change of control of aWME, in which case holders of aWME Preferred Shares must vote as a separate class and no change of control transaction may proceed unless and until so approved.

(3)      Represents aWME Class A Ordinary Shares received by non-redeeming Black Spade II Shareholders as a result of the Merger.

(4)      Consists of the Sponsor, Black Spade II’s directors and officers and certain of the Sponsor’s affiliates and employees.

(5)      After giving effect to the Recapitalization.

The actual ownership of aWME Class A Ordinary Shares, aWME Class B Ordinary Shares and aWME Preferred Shares as a result of the Business Combination will be within the parameters described by the three scenarios above. However, there can be no assurance regarding which scenario will be closest to the actual results.

Potential sources of dilution

The sensitivity table below sets forth the potential additional dilutive impact of each additional source of dilution to the Black Spade II Public Shareholders’ ownership of aWME, namely (a)            aWME Class A Ordinary Shares that would be issuable in aggregate upon the exercise of            aWME Warrants held by current holders of Black Spade II Private Placement Warrants and            aWME Warrants held by current holders of BSII Public Warrants; (b)            aWME Class A Ordinary Shares representing Earnout Shares that will be issuable if the relevant triggering events described herein occur; (c)            aWME Class A Ordinary Shares that will be available for

issuance under aWME’s incentive award plan immediately following the completion of the Business Combination. (each, an “Additional Dilution Source,” and collectively, the “Additional Dilution Sources”) based on the varying levels of redemptions by the Black Spade II Public Shareholders and the following additional assumptions. The share amounts and ownership percentages set forth above are not indicative of voting percentages.

	Assuming No Redemptions(1)(2)		Assuming 50% of the Maximum Redemptions(1)(2)		Assuming Maximum Redemptions(1)(2)
	Number	%	Number	%	Number	%
aWME Class A Ordinary Shares underlying aWME Warrants
Earnout Shares(3)
aWME Incentive Award Plan(4)
Total Additional Dilution Sources(5)
Total Shares Outstanding Excluding Additional Dilution Sources		—		—		—
Total Shares Outstanding Including Additional Dilution Sources		—		—		—

____________

Notes:

(6)      Assumes that Black Spade II Public Shareholders holding the outstanding BSII Class A Ordinary Shares will not exercise their redemption rights with respect to the outstanding 15,300,000 BSII Class A Ordinary Shares under the assumed no redemptions scenario, assumes that Black Spade II Public Shareholders will exercise their redemption rights to redeem 7,650,000 of the 15,300,000 outstanding BSII Class A Ordinary Shares under the assumed 50% redemptions scenario and assumes that Black Spade II Public Shareholders will exercise their redemption rights to redeem 14,809,714 outstanding BSII Class A Ordinary Shares under the assumed maximum redemptions scenario. Actual BSII Class A Ordinary Shares redeemed in connection with the Business Combination may vary from the amounts presented above, accordingly the ownership percentages set forth above will also vary.

(7)      The calculation of the percentage of shares with respect to each Additional Dilution Source includes the full amount of shares issuable with respect to such Additional Dilution Source (but not the other Additional Dilution Sources) in both the numerator and denominator. For example, in the No Redemptions Scenario, the percentage of potential dilution to the Black Spade II Public Shareholders that would result from the issuance of the aWME Class A Ordinary Shares upon the exercise of aWME Warrants expected to be outstanding following the completion of the Business Combination is calculated as follows: (a)            aWME Class A Ordinary Shares; divided by (b) the sum of (i)            aWME Class A Ordinary Shares outstanding upon completion of the Business Combination under the No Redemptions Scenario before taking into account any Additional Dilution Source, and (ii) such            aWME Class A Ordinary Shares.

(8)      This row assumes the occurrence of one of the required earnout events stipulated in the Business Combination Agreement and described under “The Business Combination Agreement — Earnout”. In such case, the number of aWME Class A Ordinary Shares that will be issued would be equal to such number of aWME Class A Ordinary Shares which in aggregate represent 3% of the aggregate number of aWME Class A Ordinary Shares outstanding as of the date such event occurs. For illustrative purposes, this calculation assumes the issuance of            ,      and            aWME Class A Ordinary Shares, which is 3% of the total number of aWME Class A Ordinary Shares that would be outstanding following the completion of the Business Combination under the nor redemption, 50% redemption and maximum redemption scenarios.

(9)      For illustrative purposes, assumes that aWME elects to issue the maximum of 10% of the aggregate number of aWME Class A Ordinary Shares following the completion of the Business Combination under the nor redemption, 50% redemption and maximum redemption scenarios, on a fully diluted, as converted and as-exercised basis to employees and other service providers of aWME and its subsidiaries.

(10)    Due to the calculation formula illustrated in note 2 above, the percentage of the total Additional Dilution Sources is not equal to the sum of the percentage of each Additional Dilution Source.

For more information, please see the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities — World Media and Entertainment Universal Inc.”

Stock Exchange Listing

BSII Class A Ordinary Shares, BSII Public Warrants and Units are publicly traded on the Nasdaq under the symbols, “BSII,” “BSIIW” and “BSIIU,” respectively.

aWME has applied to list the aWME Class A Ordinary Shares and the aWME Warrants on            under the symbols, “            ” and “            ,” respectively, upon the Closing.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the transactions contemplated by the Business Combination Agreement. Where actual amounts are not known or knowable, the figures below represent aWME’s and Black Spade II’s good faith estimate of such amounts.

	Assuming No Redemptions	Assuming 50% of the Maximum Redemptions	Assuming Maximum Redemptions
	(USD in millions)
Sources
Proceeds from Trust Account(1)	156.0	78.0	4.9

Uses
Estimated fees and expenses(2)	19.9	19.9	19.9
Cash to Balance Sheet(3)	136.1	58.1	(15.0)

____________

Notes:

(1)      As Based on Trust Account balance as of December 31, 2024.

(2)      Includes a transaction bonus of $5,560,000 to be paid to the Sponsor. Such amount will be deducted from the Trust Account, to the extent there remain any funds in the Trust Account after application of the funds in the Trust Account to satisfy any Black Spade II Shareholder Redemptions, and any shortfall will be paid by aWME.

(3)      WME plans to use the net proceeds from the business combination transaction after paying for transaction fees and expenses for:

a.       continued adoption of the direct ownership model for L’Officiel and The Art Newspaper;

b.       support for our business expansion and growth through acquisition of media platforms and global premium properties although we do not have any fixed plans currently; and

c.       general working capital purposes.

Agreements Entered into in Connection with Business Combination Agreement

Shareholders Support and Lock-Up Agreement and Deed

On January 27, 2025, concurrently with the execution of the Business Combination Agreement, Black Spade II, World Media and Entertainment Universal Inc. and the aWME Shareholders entered into a shareholder support and lock-up agreement and deed (the “aWME Shareholders Support Agreement”), pursuant to which each aWME Shareholder agreed to, among other things, (i) attend any World Media and Entertainment Universal Inc. shareholder meeting to establish a quorum for the purpose of approving the Business Combination, and (ii) vote the Pre-Recapitalization aWME Shares and any other World Media and Entertainment Universal Inc. securities acquired by such aWME Shareholder in favor of approving the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements.

In addition, pursuant to the aWME Shareholders Support Agreement, each of AMTD Digital, AMTD IDEA Group and AMTD Group Inc. (each, a “Lock-Up Obligor”) also agreed not to transfer or sell, during a period of three (3) years from and after the Closing Date, subject to customary exceptions, (i) any ordinary shares in the capital of World Media and Entertainment Universal Inc. (“aWME Ordinary Shares”) or other equity securities of World Media and Entertainment Universal Inc. held by such Lock-Up Obligor immediately after the Closing, excluding any aWME Ordinary Shares acquired in open market transactions after the Closing, (ii) any aWME Ordinary Shares received by such Lock-Up Obligor upon the exercise, conversion or settlement of options or warrants held by such Lock-Up Obligor immediately after Closing (along with such options or warrants themselves), and (iii) any World Media and Entertainment Universal Inc. equity securities issued or issuable with respect to any securities referenced in clauses (i) through (ii) by way of share dividend or share split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

Sponsor Support Agreement and Deed

On January 27, 2025, concurrently with the execution of the Business Combination Agreement, World Media and Entertainment Universal Inc., Black Spade II, Sponsor and certain other holders of BSII II Class B Ordinary Shares and BSII Private Warrants (each, and together with the Sponsor, the “Sponsor Parties”) entered into a sponsor support agreement and deed (the “Sponsor Support Agreement”), pursuant to which each Sponsor Party agreed to, among other things, (i) attend the an extraordinary general meeting of holders of BSII Shares (including any permitted adjournment or postponement) to establish a quorum for the purpose of approving the Business Combination, and (ii) vote the BSII Class B Ordinary Shares, and any other BSII securities acquired by such Sponsor Party in favor of approving the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements.

In addition, pursuant to the Sponsor Support Agreement, from the Closing until the date falling two years after the Closing Date, for so long as the Sponsor and its affiliates collectively hold at least 5% of the issued and outstanding aWME Ordinary Shares, the Sponsor shall be entitled to appoint up to two non-voting observers to the board of directors of World Media and Entertainment Universal Inc., and, for so long as the Sponsor and its affiliates collectively hold at least 3% but less than 5% of the issued and outstanding aWME Ordinary Shares, the Sponsor shall be entitled to appoint one non-voting observer to the board of directors of World Media and Entertainment Universal Inc.

Registration Rights Agreement

At the Closing, certain shareholders of World Media and Entertainment Universal Inc., the Sponsor and certain affiliates of the Sponsor will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which World Media and Entertainment Universal Inc. will agree to use its reasonable best efforts to file a shelf registration statement with respect to the registrable securities defined therein within 30 days of the Closing. Pursuant to the Registration Rights Agreement, the Sponsor, AMTD Digital Inc., AMTD IDEA Group, AMTD Group Inc., and certain other current equity holders of Black Spade II and certain other current equity holders of World Media and Entertainment Universal Inc. may request to sell all or a portion of their registrable securities in an underwritten offering; provided that World Media and Entertainment Universal Inc. will only be obligated to effect an underwritten takedown if such underwritten offering will include registrable securities proposed to be sold with a total offering price reasonably expected to exceed, in the aggregate, $7,500,000. World Media and Entertainment Universal Inc. will also agree to provide customary “piggyback” registration rights. The Registration Rights Agreement will provide that World Media and Entertainment Universal Inc. will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities.

Assignment, Assumption and Amendment Agreement

At the Closing, World Media and Entertainment Universal Inc., Black Spade II and Continental Stock Transfer & Trust Company will enter into an assignment, assumption and amendment agreement (the “Assignment, Assumption and Amendment Agreement”) of that certain warrant agreement, dated August 27, 2024, by and between Black Spade II and Continental Stock Transfer & Trust Company (the “Existing Warrant Agreement”), pursuant to which, among other things, effective as of the Merger Effective Time, Black Spade II will assign to World Media and Entertainment Universal Inc., and World Media and Entertainment Universal Inc. will assume, all of Black Spade II’s rights, title, interests, liabilities and obligations under the Existing Warrant Agreement.

Summary of Material Financing Transactions

On May 21, 2024, the Sponsor purchased 4,312,500 of BSII Class B Ordinary Shares (the “Founder Shares”) in exchange for a capital contribution of $25,000 that was paid by the Sponsor for deferred offering costs. The Founder Shares included an aggregate of up to 562,500 shares subject to forfeiture to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the number of Founder Shares would equal, on an as-converted basis, approximately 20% of Black Spade II’s issued and outstanding ordinary shares after Black Spade II’s IPO. On September 26, 2024, the underwriters partially exercised their over-allotment option and purchased an additional 300,000 Units. Due to the partial exercise and the decision to forfeit the remaining option, 487,500 Class B Ordinary Shares were forfeited and the Sponsor subsequently holds 3,825,000 Founder Shares.

On August 20, 2024, the Sponsor transferred a total of 630,000 Founder Shares to directors, officer to the Black Spade II IPO Lock-Up Restrictions. The Black Spade II IPO Lock-Up Restrictions do not extend to the securities that the Sponsor will receive in exchange for its Founder Shares as a result of the Merger.

Background of the Business Combination

Black Spade II is a blank check company incorporated in the Cayman Islands on May 9, 2024 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or assets. The proposed Business Combination was the result of an extensive search for potential transactions utilizing Black Spade II’s global network and the investing, operating and transaction experience of Black Spade II’s management team and advisors and the Black Spade II Board. The terms of the Business Combination Agreement were the result of extensive arm’s length negotiations among Black Spade II, aWME and their respective representations.

Promptly following its consummation of Black Spade II’s IPO, Black Spade II commenced an active search and consideration of potential target businesses. Black Spade II sought out potential target businesses based on internal research and through the networks of relationships of its management, board of directors and with professional service providers (lawyers, accountants, consultants, finders and investment bankers). Black Spade II educated these parties on its structure as a special purpose acquisition and its criteria for an acquisition. Black Spade II also responded to inquiries from investment bankers or other similar professionals who represented companies engaged in a sale or financing process. On a regular basis, Black Spade II’s directors were updated with respect to the status of the business combination search. Input received from Black Spade II’s directors was material to management’s evaluation of a potential business combination.

From the consummation of Black Spade II’s IPO through the signing of the Business Combination Agreement with aWME on January 27, 2025, representatives of Black Spade II contacted and were contacted by a number of individuals and entities with respect to business combination opportunities and engaged in discussions with several possible target businesses in various sectors including enabling technology, lifestyle brands, products, or services and entertainment media that Black Spade II was focused on with respect to potential transactions. Black Spade II discussed with those parties its general, nonexclusive criteria and guidelines that it believed were important in evaluating potential targets for the initial business combination, including:

•        compatibility with Black Spade II’s target sectors and uniqueness of target business;

•        large total addressable market and strong growth potential;

•        recent historical operating performance with strong track records;

•        market leadership with sustainable competitive advantage;

•        positive revenue and EBITDA and growth potential;

•        potential synergies brought by the business combination and Black Spade II’s expertise in capital markets; and

•        a strong and experienced management and operational teams that Black Spade II could potentially work alongside and augment as the business scales.

During the search process, Black Spade II reviewed approximately 15 potential targets in a wide range of industries, including enabling technology, lifestyle brands, products, or services and entertainment media, and entered into non-disclosure agreements and engaged in preliminary discussions with respect to potential business combination opportunities with approximately six potential targets (collectively, the “Other Potential Acquisitions”). Black Spade II did not execute any letters of intent or memorandum of understanding with other companies. The Black Spade II Board ultimately determined to pursue a business combination with aWME over the Other Potential Acquisitions. Upon conducting further detailed due diligence of these potential acquisition targets, Black Spade II together with the management and/or shareholders of these potential targets decided not to proceed to drafting merger agreements.

With the exception of aWME, Black Spade II did not consider the other alternative acquisition targets that it evaluated to be as compelling when taking into consideration their respective business prospects, strategy, management teams, structure, growth potential, likelihood of execution and valuation considerations.

Mr. Dennis Tam, chairman and co-CEO of Black Spade II was introduced to Dr. Calvin Choi, director of aWME, through a mutual business acquaintance. The first meeting between Mr. Tam and Dr. Choi took place in Dubai on September 5, 2024. During this meeting, Dr. Choi introduced the core business components of the aWME Group, i.e. the L’Officiel magazine and The Art Newspaper, and expressed interest in pursuing a potential business combination between aWME and Black Spade II, noting the successful combination of Black Spade Acquisition Co (“BSAQ”) and VinFast Auto Ltd. (“VinFast”) in 2023.

Between September 11 and September 13, 2024, Mr. Tam discussed the potential transaction with aWME internally with Mr. Kester Ng, Co-CEO and CFO of Black Spade II, and Mr. Richard Taylor, Co-CEO and COO of Black Spade II. They evaluated aWME, as a potential target, based on the available information.

On September 14, 2024, Mr. Tam met Dr. Choi again in Macau, where Mr. Tam and Dr. Choi delved into a more detailed discussion regarding the history and business performance of aWME’s core business. Dr. Choi shared with Mr. Tam informational materials about the aWME Group.

On September 19, 2024, Black Spade II and an affiliate of aWME entered into a confidentiality agreement that outlined the terms for sharing confidential information.

On September 20, 2024, Mr. Tam and Dr. Choi visited the L’Officiel New York office, where Mr. Tam was introduced to Dr. Feridun Hamdullahpur and Mr. Samuel Chau of the aWME Group, Mr. Giampietro Baudo and Mr. Anthony Cenname of L’Officiel, and Mr. Nick Sargent, Mr. Benjamin Sutton of The Art Newspaper and Mr. Xavier Zee of the AMTD Group Inc. The aWME team conducted a management presentation, which introduced the history, business model, strategy, core capabilities and other key attributes of The Art Newspaper and L’Officiel, as well as their strategic positions in the aWME Group. aWME also shared additional details about the background, business performance, and development plans of the aWME Group, including that it had once considered a traditional initial public offering in the U.S., which did not proceed in the end for various market and commercial reasons, and that aWME was undergoing a group restructuring process aimed at consolidating and better organizing its various business segments and assets. After the management presentation, the principals exchanged ideas about preliminary commercial terms of a potential business combination between Black Spade II and aWME and discussed potential business synergies between the two parties in the future.

Between September 20, 2024 and September 27, 2024, Black Spade II management engaged in internal discussions and exchanged opinions on the key commercial terms to be proposed to aWME.

On September 27, 2024, Black Spade II sent aWME an initial draft of the letter of intent (“LOI”), setting out the proposed key terms of the business combination, along with an initial diligence request list customary for a transaction of this nature.

Between September 27, 2024 to October 2, 2024, aWME provided Black Spade II with its draft key financial statements for the years ended December 31, 2021 to 2023 and six months ended June 30, 2024 and the draft Form F-1 that had been prepared for the previously contemplated initial public offering. Black Spade II and aWME also engaged their respective legal counsels, Latham & Watkins LLP (“Latham & Watkins”) and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), in the email correspondence and shared with them the draft LOI prepared by Black Spade II.

On October 2, 2024, The management of Black Spade II conducted a virtual meeting with the management of aWME. Mr. Tam, Mr. Ng and Mr. Taylor as representatives of Black Spade II and Dr. Choi, Dr. Hamdullahpur, Mr. Chau and Mr. Zee as representatives of aWME and the AMTD Group Inc. attended the virtual meeting. During the meeting, aWME presented its business segments, project pipeline, market expansion plans and strategies to Black Spade II in order to provide a better understanding of the group, and addressed questions from the Black Spade II management team and its advisors. aWME also confirmed that the group restructuring was in progress and anticipated to be completed within weeks, while its audited financials were being prepared by a PCAOB-registered accounting firm and would be available shortly.

Between October 2, 2024 and October 20, 2024, the parties and their counsel reviewed and discussed the draft LOI in the subsequent weeks over several meetings and calls. During this period, each of the Black Spade II management team and the aWME management team separately held several meetings and calls, both internally and with counsel, to discuss various aspects of the potential business combination, including but not limited to the terms of the LOI, the transaction structure and timeline.

On October 21 and 22, 2024, an in-person meeting was held in Singapore. Participants in the meeting included Mr. Tam, Mr. Ng and Mr. Taylor as representatives of Black Spade II, Dr. Choi, Dr. Hamdullahpur, Mr. Chau, Mr. Baudo, Mr. Sargent and Mr. Zee as representatives of aWME and the AMTD Group Inc., Latham & Watkins, Skadden and Clifford Chance (IP counsel to aWME). aWME made presentations on all major aspects of aWME’s assets and businesses, and answered questions from Black Spade II. Black Spade II explained its business combination selection criteria and answered questions from aWME regarding Black Spade II’s capitalization and related matters. The parties agreed to finalize the LOI as soon as practicable, and instructed counsel to start the preparation of the definitive transaction documents. aWME agreed to continue facilitating the efforts made by Black Spade II to carry out detailed due diligence on aWME.

On November 4, 2024, the parties finalized and entered into the LOI. The LOI contained a non-binding term sheet that set forth the key terms of the proposed business combination that reflected the parties’ negotiations, including among other things (i) the structure of the business combination, (ii) the pre-money equity valuation of aWME at between $400 million and $500 million, (iii) lock-up arrangements, (iv) Black Spade II’s waiver of 20% anti-dilution right under the Black Spade II’s Articles, and (v) certain customary closing conditions.

On November 11, 2024, a virtual kick-off meeting was held. Participants in the meeting included Black Spade II, aWME, Latham & Watkins, Skadden and the financial due diligence advisor to Black Spade II, and Assentsure, PAC, as auditor to aWME. Following the kick-off meeting, all-party calls were scheduled to take place every Monday and Thursday.

Beginning on November 11, 2024, Black Spade II, with the assistance of Latham & Watkins commenced legal due diligence on aWME. Black Spade II also engaged a financial due diligence advisor to conduct financial due diligence on aWME. In parallel with Black Spade II’s due diligence of aWME, Latham & Watkins and Skadden also began to draft the Business Combination Agreement and the Ancillary Agreements.

On November 15, 2024, Latham sent Skadden initial drafts of the Business Combination Agreement, the sponsor support agreement, the warrant assignment and assumption agreement. On November 16, 2024, Skadden sent Latham an initial draft of the registration rights agreement. On November 23, 2024, Skadden provided Latham with comments on the sponsor support agreement, the warrant assignment and assumption agreement. On November 24, 2024, Skadden provided Latham with comments on the Business Combination Agreement. On December 10, 2024, Skadden and Conyers provided Latham with an initial draft of aWME’s amended and restated memorandum and articles of association to be effective upon the closing of the business combination. Counsels held several rounds of discussions and exchanged revised drafts with a view to agree on key legal issues in the transaction documents.

On December 2, 2024, Mr. Tam, Mr. Ng and Mr. Taylor visited the London office of The Art Newspaper. Black Spade II management team had on-site meetings with Dr. Choi, Dr. Hamdullahpur, Mr. Chau, Mr. Baudo, Mr. Sargent and Mr. Zee, as representatives of aWME and AMTD management team, as well as local staff of the aWME Group.

On December 3, 2024, the management teams of Black Spade II and aWME, consisting of Mr. Tam, Mr. Ng, and Mr. Taylor from Black Spade II, and Dr. Choi, Dr. Hamdullahpur, Mr. Chau, Mr. Baudo, and Mr. Zee from aWME and AMTD Group Inc., travelled to Paris to visit the head office of the aWME Group and meet with the local staff based in France.

On December 4, 2024, the management teams of Black Spade II and aWME, consisting of Mr. Tam, Mr. Ng, and Mr. Taylor from Black Spade II, and Dr. Choi, Mr. Zee, Mr. Chau and Mr. Baudo from aWME and AMTD Group Inc., travelled to Milan to meet with the local staff.

Between December 28, 2024 and January 21, 2025 Black Spade II and its professional advisors continued due diligence while Black Spade II and aWME management teams continued their discussions and negotiations on the proposed transaction and potential long-term strategic collaborations between the two companies. Key pending issues in the draft of the Business Combination Agreement were also discussed, including among other things (i) valuation of aWME, (ii) the length of the various lock up periods, (iii) the timing of resale registration for Black Spade II and its affiliates, (iv) the timing of availability of aWME’s fiscal year 2024 audited financial statements, and (v) amount and mechanics of post-closing cash payment to non-redeeming public shareholders of Black Spade II. Black Spade II and aWME subsequently reached an agreement on all key commercial points reflected in the Business Combination Agreement and the Ancillary Documents.

On January 21, 2025, aWME conducted a virtual management presentation for the Black Spade II Board in the presence of Black Spade II’s joint financial advisors, and delivered a comprehensive overview of the aWME Group. The Black Spade II Board interacted directly with the aWME management team and were invited to raise any questions they had during the Q&A session.

Between January 23 and January 26, 2025, the parties held multiple rounds of discussions to finalize all pending issues in the transaction documents.

On January 25, 2025, Black Spade II held a board meeting, where Black Spade II’s management team presented to the Black Spade II Board the reasons to approve the Proposed Transaction for their reference. Black Spade II’s professional advisors, including Black Spade II’s legal advisor, financial due diligence advisor and joint financial advisors, attended the meeting, providing support in the presentation of valuation analysis, legal due diligence and financial due diligence. During the board meeting, the Black Spade II Board was provided with the substantially finalized forms of the Business Combination Agreement and the Ancillary Documents, reviewed the Black Spade II Board’s fiduciary duties under Cayman Islands law in the context of consideration of the Proposed Transaction with aWME, and unanimously adopted resolutions (i) determining that it is in the best interests of Black Spade II and its shareholders for Black Spade II to enter into the Business Combination Agreement, (ii) adopting the Business Combination Agreement and approving Black Spade II execution, delivery and performance of the same and the consummation of the transactions contemplated by the Business Combination Agreement including entry into the Ancillary Documents, and (iii) approving the filing of the proxy statement with the SEC, subject, in each case, to changes to the Business Combination Agreement and documentation acceptable to the authorised representative.

On January 26, 2025, Clear Street LLC (“Clear Street”) and Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“Cohen,” and together with Clear Street, the “Advisors”) were formally engaged by Black Spade II to serve as its joint financial advisors and joint lead capital markets advisors in connection with the Business Combination. In connection therewith, the Advisors are providing capital markets advice to Black Spade II, including advice on strategic issues relating to the Business Combination such as valuation, and general assistance in implementing and closing the Business Combination, including but not limited to coordinating marketing efforts. Since the Advisors’ engagement, they have performed preparatory actions to enable them to begin actively advising and assisting the combined company after the consummation of the business combination. Among other things, the Advisors have (i) reviewed certain of aWME’s filings with the Securities and Exchange Commission (the “SEC”) and familiarized itself with aWME’s capital structure; (ii) reviewed aWME’s organizational structure and capitalization; (iii) conducted interviews with certain officers of aWME; and (iv) participated in certain joint conference calls with transaction parties and advisors to plan procedures leading up to the closing of the business combination.

On January 27, 2025, Black Spade II, aWME and other relevant parties executed and delivered the Business Combination Agreement and the ancillary agreements referred to therein. Afterwards, Black Spade II and aWME issued a joint press release announcing the Business Combination. Later that day, Black Spade II filed a current report on Form 8-K that included the press release and the transaction agreements as exhibits.

Board of aWME following the Business Combination

Upon the Closing, it is anticipated that the aWME Board will consist of four members.

Appraisal and Dissenter’s Rights under the Cayman Islands Companies Act

The Cayman Islands Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, Public Shareholders are still entitled to exercise the rights of redemption in respect to their Public Shares as set out herein, and the Black Spade II Board has determined that the redemption proceeds payable to Public Shareholders who exercise such redemption rights represent the fair value of those shares. Any holder of Public Shares who elects to exercise appraisal rights under Section 238 of the Cayman Islands Companies Act will lose their right to have their Public Shares redeemed in accordance with the Black Spade II Articles. See the section titled “Proposal Two — The Merger Proposal — Appraisal Rights Under the Cayman Islands Companies Act” for additional information.

Proxy Solicitation

Proxies may be solicited by mail, telephone, on the internet or in person. Black Spade II has engaged            to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Meeting. A shareholder may also change its vote by submitting a later-dated proxy as described in the section titled “Extraordinary General Meeting of Black Spade II Shareholders — Revoking Your Proxy.”

Black Spade II Proposals for Shareholders Approval

At the Meeting, Black Spade II Shareholders will be asked to separately approve the following proposals:

•        The Business Combination Proposal — a proposal to ratify, approve and adopt by way of ordinary resolution the Business Combination Agreement and the transactions contemplated therein.

•        The Merger Proposal — a proposal to authorize and approve by way of special resolution the Plan of Merger made in accordance with the provisions of Section 233 of the Cayman Islands Companies Act and the Business Combination.

•        The Adjournment Proposal — a proposal to allow the chairman of the Meeting to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more of the Business Combination Proposal, the Merger Proposal or if holders of BSII Class A Ordinary Shares have elected to redeem an amount of BSII Class A Ordinary Shares such that Black Spade II would have less than $5,000,001 of net tangible assets

For more information about these proposals, see the sections of this proxy statement/prospectus entitled “Proposal One — The Business Combination Proposal,” “Proposal Two — The Merger Proposal” and “Proposals Three — Adjournment Proposal.”

Date, Time and Place of the Meeting

The Meeting will be held at [a.m./p.m.], Eastern Time, on            , 2025, virtually via live webcast at https://            , or such other date, time and place to which such meeting may be adjourned, to consider and vote upon the proposals.

Voting Power; Record Date

Black Spade II Shareholders will be entitled to vote or direct votes to be cast at the Meeting if they owned BSII Class A Ordinary Shares at the close of business on            , 2025, which is the Record Date for the Meeting. Black Spade II Shareholders will have one vote for each BSII Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. BSII Warrants do not have voting rights. As of the close of business on the Record Date, there were 19,125,000 BSII Ordinary Shares outstanding, of which 15,300,000 were BSII Class A Ordinary Shares and 3,825,000 were BSII Class B Ordinary Shares. The Sponsor holds 3,266,217 Founder Shares.

The Sponsor and certain holders of BSII II Class B Ordinary Shares and BSII Private Warrants have agreed to vote all of their shares of BSII Class B Ordinary Shares, and any other BSII securities acquired by them, in favor of the Business Combination Proposal. Black Spade II’s issued and outstanding BSII Warrants do not have voting rights at the Meeting.

Quorum and Vote Required for the Black Spade II Proposals

A quorum will be present at the Meeting if a majority of the BSII Shares outstanding and entitled to vote at the Meeting is represented in person or by proxy.

The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law and pursuant to the Black Spade II Articles, being the affirmative vote of shareholders holding a majority of the BSII Shares which, being so entitled, are voted on such resolutions in person or by proxy at the Meeting at which a quorum is present.

The approval of the Merger Proposal requires a special resolution under Cayman Islands law and pursuant to the Black Spade II Articles, being the affirmative vote of shareholders holding at least two thirds of the BSII Shares which, being so entitled, are voted on such resolution in person or by proxy at the Meeting at which a quorum is present.

Pursuant to the Business Combination Agreement, the Business Combination is conditioned upon the approval of holders of the requisite number of outstanding BSII Shares entitled to vote, whether in person or by proxy, at the Meeting.

In accordance with the Sponsor Support Agreement entered into concurrently with the execution of the Business Combination Agreement, holders of 3,825,000 shares of BSII Class A Ordinary Shares (or 20% of the outstanding shares of BSII Shares as of December 31, 2024) have agreed to vote in favor of each of the proposals, subject to certain customary conditions.

For more information about these proposals, see the section entitled “Quorum and Vote Required for the Black Spade II Proposals.”

Recommendation to Black Spade II Shareholders

The Black Spade II Board believes that the Business Combination Proposal and the other Proposals to be presented at the Meeting are fair to and in the best interest of Black Spade II Shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal and, if presented, “FOR” the Adjournment Proposal.

The Black Spade II Board’s Reasons for Approval of the Proposed Transaction

In evaluating the Proposed Transactions and making the above determinations and its recommendation, the Black Spade II Board consulted with its advisors and its management and considered a number of factors, including, but not limited to, the factors discussed below. In light of the wide number and complexity of the factors considered in connection with its evaluation of the Proposed Transactions, the Black Spade II Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Black Spade II Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the Black Spade II Board’s reasons for the Proposed Transactions and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

The Black Spade II Board considered a number of factors pertaining to the Proposed Transactions as generally supporting its decision to enter into the Business Combination Agreement, and the Ancillary Agreements, and the transactions contemplated thereby. Before reaching its decision to approve the Proposed Transactions, the Black Spade II Board reviewed the results of due diligence conducted by Black Spade II’s management and by Black Spade II’s legal and financial advisors, which included, among other things:

•        meetings with aWME’s management team;

•        review of the media and entertainment industry, including historical growth trends and market share information, site visits to various local offices of the L’Officiel magazine and The Art Newspaper and meetings with the local team, and review of the performance of recent movies co-produced by aWME;

•        review of the premium hospitality and properties industry and site visits to aWME’s hotels;

•        review of the quality of aWME’s financial assets and the stability of the relevant dividend payout history and trend;

•        analysis of business of L’Officiel magazine and The Art Newspaper and planned expansion strategies and operations;

•        analysis of the quality and viability of aWME’s hotels and properties;

•        review of the strength of aWME’s key brand names and intellectual property;

•        review of aWME’s financial statements and aWME’s intellectual property rights;

•        analysis of aWME’s recent business progress in different sectors;

•        financial and valuation analysis of aWME and the Business Combination; and

•        assessment of aWME’s readiness to list as a public company.

The Black Spade II Board ultimately determined that the decision to pursue a business combination with aWME over continuing to search for a business combination target was generally the result of, but not limited to, one or more of the following reasons:

•        the determination of Black Spade II’s management and the Sponsor that: (i) the market opportunity was substantial, and (ii) aWME was an attractive investment opportunity because of its uniqueness and leading position in the media and entertainment industry, the digitalization of its media business and its potential expansion plans and growth opportunity globally;

•        the determination that aWME fit into Black Spade II’s target sectors and was a more viable opportunity than the other potential acquisitions; and

•        the determination that, given the potential synergies that could be achieved between the parties, the combination of Black Spade II and aWME has the potential to increase substantially the likelihood of aWME achieving its growth potential and thereby create shareholder value.

Specifically, the Black Spade II Board considered a number of factors pertaining to the Proposed Transactions as generally supporting its decision to approve the entry into the Business Combination Agreement and the transactions contemplated therein, including, but not limited to, the following material factors:

•        Strong Combination of Complementary Businesses.    aWME has a strong combination of businesses, including businesses in the fast-growing media and entertainment sector, a strong asset-backed hotel portfolio and steady historical cash flow from dividend payout of its long-term equity investments.

•        Rich Historical Legacy in Media and Entertainment.    aWME’s L’Officiel magazine, with over 100 years of heritage, and The Art Newspaper, as a leading specialist publication and the designated media outlet for Art Basel and Frieze art fairs in the past, boast rich histories and prominent standing in the fashion and art communities, as well as an extensive archive of fashion images and publications. aWME’s fashion and media ecosystem can be further enhanced with its digitalization progress.

•        Strong Operating Matrix of Premium Hotels.    aWME’s existing hotel portfolio is positioned with a strong operating matrix and is a good platform for future scalability.

•        Steady cash flow from Long-Term Equity Investments.    aWME’s long-term equity investment portfolio has historically generated steady dividend income and provided liquidity for the Group on an ongoing basis.

•        Foundational Support from the AMTD Entities.    aWME has a strong competitive advantage due to its relationship with the AMTD Entities, A conglomerate with a core portfolio in digital solutions, media and culture, education and training, and high-quality assets, which provides the company with financial and strategic support and access to a range of synergies, relationships, and support.

•        Readiness to List.    As a subsidiary of publicly listed companies, aWME is well-positioned to transition into a publicly listed entity.

•        Shareholder Liquidity.    The Business Combination Agreement stipulates that ordinary shares of aWME issued as consideration must be listed on a major U.S. stock exchange, which the Black Spade II Board believes has the potential to offer shareholders greater liquidity.

•        Experienced Leadership Team with a Proven Track Record.    aWME, L’Officiel magazine and The Art Newspaper are led by an experienced management team with deep experience in fashion, art and media across different geographies.

•        Due Diligence.    The due diligence examinations of Black Spade II’s management and financial and legal advisors and discussions with aWME’s management and financial and legal advisors;

•        Other Alternatives.    The Black Spade II Board believes, after a thorough review of other business combination opportunities reasonably available to Black Spade II, that the Business Combination, in part taking into account the readiness of aWME to become a listed company, represents the best potential business combination for Black Spade II and the most attractive opportunity for Black Spade II’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential combination targets, and the Black Spade II Board’s belief that such process has not presented a better alternative; and

•        Negotiated Transaction.    The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s-length negotiations between Black Spade II and aWME.

The Black Spade II Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Proposed Transactions, including, but not limited to, the following:

•        Business Risks.    The Black Spade II Board considered that there were risks associated with the successful implementation of aWME’s business plans and uncertainties regarding whether aWME would be able to realize the anticipated benefits of the Business Combination on the expected timeline or at all, including due to factors outside the parties’ control. The Black Spade II Board considered the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that Black Spade II Shareholders may not fully realize these benefits to the extent that they expected to retain the BSII Public Shares following the completion of the Business Combination.

•        Industry Risks.    The Black Spade II Board considered the risks that the media and entertainment market may not fully develop its growth potential. The media and entertainment market are rapidly evolving and highly competitive, which subjects aWME’s business to uncertainties and challenges relating to the growth and profitability of the media and entertainment market as a whole and the uncertainty inherent in the production of motion pictures. The Black Spade II Board also considered the risks that the hospitality industry is a cyclical business affected by supply and demand from time to time, and that the value of aWME’s long-term equity investment portfolio may be subject to volatility inherent in the stock market and the instability of future dividend payouts.

•        Discontinuation of Support from the AMTD Entities.    Since its establishment, aWME has relied on the backing of the AMTD Entities and their affiliates without which the operations of aWME may be adversely affected.

•        Limited Operating History.    The recent acquisitions by aWME of L’Officiel magazine, The Art Newspaper and the Dao hotel, as well as aWME’s strategic growth plan makes evaluating its business and future prospects difficult.

•        Macroeconomic Risks.    Macroeconomic uncertainty and the effects it could have on the revenues of aWME after the Business Combination.

•        Redemption Risk.    The potential that a significant number of Black Spade II Shareholders elect to redeem their shares prior to the consummation of the merger, which would potentially make the merger more difficult or impossible to complete.

•        Publicity Risks.    The potential that aWME may be vulnerable to negative media publicity about its industries in general or regarding its businesses or affiliated persons, which may negatively impact its brand recognition and reputation.

•        Shareholder Vote.    Black Spade II Shareholders may fail to provide the respective votes necessary to effect the merger.

•        Closing Conditions.    The completion of the merger is conditioned on the satisfaction of certain closing conditions that are not within Black Spade II’s control.

•        Litigation.    The possibility of litigation challenging the Business Combination Agreement or that an adverse judgment granting permanent injunctive relief could delay or prevent consummation of the Business Combination.

•        No Fairness Opinion.    The Black Spade II Board considered the fact that the parties to the Business Combination have not sought any fairness opinion in connection to the Business Combination.

•        Liquidation of Black Spade II.    The risks and costs to Black Spade II if the merger is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Black Spade II being unable to effect a business combination within the Completion Window.

•        Listing Risks.    The securities of aWME after the Business Combination may not be able to list on a major U.S. stock exchange, which could limit investors’ ability to sell their securities.

•        Reduced Influence of Black Spade II Shareholders.    The existing Black Spade II Shareholders will hold a minority position in aWME after the Business Combination. In addition, although the Sponsor may appoint up to two non-voting observers to aWME’s board of directors for so long as the Sponsor and its affiliates maintain a minimum level of ownership in the aWME Class A Ordinary Shares, no incumbent director of Black Spade II will serve in aWME after the Business Combination as director and neither the Sponsor or its affiliates will have any right to appoint or nominate any directors to the aWME board. This may reduce the influence that Black Spade II’s current shareholders have on the management of the post-combination company.

•        Fees and Expenses.    The risk of the expected fees and expenses associated with the Business Combination, some of which would be payable regardless of whether the Business Combination Agreement is consummated.

•        Other Risks.    Various other risks associated with the Proposed Transactions, the business of the aWME and the business of Black Spade II described under “Risk Factors.”

In addition to considering the factors described above, the Black Spade II Board also considered that the officers and some of the directors of Black Spade II may have interests in the Proposed Transactions as individuals that are different from, or in addition to, those of other shareholders and Warrant holders generally (see below “Summary — Interests of Black Spade II Directors and Officers in the Business Combination”). Black Spade II’s independent directors reviewed and considered these interests during their evaluation of the Proposed Transactions and in unanimously approving, as members of the Black Spade II Board, the Business Combination Agreement and the transactions contemplated therein, including the Proposed Transactions.

The Black Spade II Board concluded that the potential benefits that it expected Black Spade II and its shareholders to achieve as a result of the Proposed Transactions outweighed the potentially negative factors associated with the Proposed Transactions. Accordingly, the Black Spade II Board unanimously determined that the Business Combination Agreement and the transactions contemplated thereby, including the Proposed Transactions, were advisable and fair to, and in the best interests of, Black Spade II and its shareholders.

Interests of Black Spade II Directors and Officers in the Business Combination

When considering the Black Spade II Board’s recommendation that Black Spade II Shareholders vote in favor of the approval of the Business Combination Proposal and the other proposals presented for shareholders approval in this proxy statement/prospectus, Black Spade II Shareholders should be aware that the Sponsor and certain of Black Spade II’s executive officers and directors have interests in the Business Combination that may be different from or in addition to (or which may conflict with) the interests of Black Spade II’s other shareholders.

These interests may influence Black Spade II’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the transactions contemplated thereby. These interests were considered by the Black Spade II Board when it approved the Business Combination.

Since the Sponsor, its affiliates, representatives and the Black Spade II’s officers and directors (the “Sponsor Related Parties”), have interests that are different, or in addition to (and which may conflict with), the interests of the other holders of BSII Class A Ordinary Shares, a conflict of interest may exist in determining whether the Business Combination with aWME is appropriate. Such interests include that the Sponsor Related Parties will lose their entire investment in Black Spade II if Black Spade II does not complete a business combination. When you consider the recommendation of the Black Spade II Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor Related Parties, have interests in such proposal that are different from, or in addition to (which may conflict with), those of the Black Spade II Shareholders generally. These conflicts of interest include, among other things, the interests listed below:

•        the beneficial ownership of the Sponsor, the Sponsor Related Parties and certain of the Sponsor’s and its affiliates’ directors, officers and employees of an aggregate of 3,825,000 BSII Class B Ordinary Shares and 11,120,000 Private Placement Warrants, which shares and warrants were originally acquired by the Sponsor for an aggregate investment of $5,585,000 at the time of Black Spade II’s formation and Black Spade II’s IPO and would become worthless if Black Spade II does not complete a business combination by the required time period, as such shareholders have waived any redemption right with respect to those shares and the Private Placement Warrants would expire worthless. After giving effect to the Business Combination, the Sponsor and certain of the Sponsor’s and its affiliates’ directors, officers and employees would own up to an aggregate of aWME Class A Ordinary Shares and            aWME Warrants. Such shares have an aggregate market value of approximately $            , based on the Closing Price of BSII Class A Ordinary Shares of $            on Nasdaq on            , 2025.

•        under the Business Combination Agreement, upon the Closing, the Sponsor will be entitled to receive a transaction bonus in the amount of $5,560,000. Such amount will be deducted from the Trust Account, to the extent there remain any funds in the Trust Account after application of the funds in the Trust Account to satisfy any Black Spade II Shareholder Redemptions, and any shortfall will be paid by aWME.

•        the continued indemnification of current directors and officers of Black Spade II and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•        the fact that Black Spade II Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on Black Spade II’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations, with all expenses incurred by the Sponsor and its affiliates on our behalf booked and carried on our financial statements, and as of December 31, 2024, there were $41,285.50 of unpaid reimbursable expenses;

•        the fact that the Sponsor, and current and former officers and directors will lose their entire investment in Black Spade II if an initial business combination is not completed; and

•        Clear Street LLC and Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, as underwriters of Black Spade II’s Initial Public Offering and Black Spade II’s financial advisors, are entitled to a deferred underwriting fee of up to $4,302,000, which will be payable from the amounts held in the Trust Account solely in the event that Black Spade II completes a business combination. Of such amount, $2,007,000 will be calculated on the basis of and paid out of funds available in the Trust Account after payments made out of Trust Account to honor redemption rights of the Public Shareholders, and (ii) up to $2,295,000 is payable at Black Spade II’s and the Sponsor’s sole discretion (such discretionary amount including a fee of $1,500,000 for advisory services). In addition, Clear Street LLC holds 174,987 BSII Public Shares, 4,264 BSII units and 381,939 BSII Warrants.

See “Proposal One — The Business Combination Proposal — Interests of Black Spade II’s Directors and Officers in the Business Combination.”

Compensation Received by the Sponsor and its affiliates

Black Spade II’s sponsor is Black Spade Sponsor LLC II, a limited liability company registered under the laws of the Cayman Islands. On August 20, 2024, the Sponsor transferred a total of 630,000 Founder Shares to directors, officers and certain employees of Sponsor’s affiliates, at a price of $0.006 per share. The Sponsor currently holds 3,266,217 Founder Shares and 11,120,000 Private Placement Warrants. Upon the completion of the Business Combination, the Sponsor and its affiliates will hold a total of            aWME Class A Ordinary Shares and            aWME Warrants.

The retention of shares by Sponsor and its affiliates will not result in a material dilution of the equity interests of non-redeeming Black Spade II Shareholders. For more information, please see the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities — World Media and Entertainment Universal Inc.”

Under the Business Combination Agreement, upon Closing, the Sponsor will be entitled to receive a transaction bonus in the amount of $5,560,000. Such amount will be deducted from the Trust Account, to the extent there remain any funds in the Trust Account after application of the funds in the Trust Account to satisfy any Black Spade II Shareholder Redemptions, and any shortfall will be paid by aWME.

Redemption Rights

Pursuant to the Black Spade II Articles, holders of the BSII Public Shares may seek to redeem their shares for cash regardless of whether they vote for or against, or whether they abstain from voting on, any proposal described by this proxy statement/prospectus. Holders of the BSII Public Shares (whether or not they are holders on the Record Date) will be entitled to receive cash for these shares only if they demand that Black Spade II redeem their shares for cash no later than            [a.m./p.m.] Eastern Time on            , 2025 (two business days prior to the vote at the Meeting) by (A) submitting their request in writing to Continental Stock Transfer & Trust Company, Black Spade II’s transfer agent in which they: (i) request that Black Spade II redeem all or a portion of their shares for cash, and (ii) identify themselves as the beneficial holder of the BSII Public Shares and provide their legal name, phone number and address; and by (B) either tendering their share certificates (if any) to Continental Stock Transfer & Trust Company, Black Spade II’s transfer agent, or delivering their shares to the transfer agent electronically using DTC’s DWAC (Deposit Withdrawal at Custodian) system. If the Business Combination is not completed, these shares will not be redeemed for cash. In such case, Black Spade II will promptly return any shares delivered by public holders for redemption and such holders may only share in the assets of the Trust Account upon the liquidation of Black Spade II. This may result in holders receiving less than they would have received if the Business Combination was completed and they had exercised their redemption rights in connection therewith due to potential claims of creditors. If a holder of the BSII Public Shares properly demands redemption, Black Spade II will redeem each Public Share for a full pro rata portion of the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of            , 2025, this would amount to approximately $            per share. If a holder of the BSII Public Shares exercises its redemption rights, then it will be exchanging its ordinary shares of Black Spade II for cash and will no longer own the shares. See the section titled “Extraordinary General Meeting of Black Spade II Shareholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to convert your shares into cash.

The Business Combination will not be consummated if Black Spade II (as the surviving company of the Business Combination) will have net tangible assets of less than $5,000,001 after taking into account holders that have properly demanded redemption of their Public Shares, upon the consummation of the Business Combination, and cash and the proceeds of any private placement.

Comparison of Rights of Shareholders of Black Spade and Shareholders of aWME

If the Business Combination is successfully completed, holders of BSII Ordinary Shares will become holders of aWME Class A Ordinary Shares and their rights as shareholders will be governed by aWME’s organizational documents. Please see “Comparison of Corporate Governance and Shareholder Rights.”

Emerging Growth Company

Each of World Media and Entertainment Universal Inc. and Black Spade II is, and consequently, following the Business Combination, the combined company will be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, the combined company will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find the combined company’s securities less attractive as a result, there may be a less active trading market for the combined company’s securities and the prices of the combined company’s securities may be more volatile.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, the combined company has elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, the combined company’s operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

The combined company will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the Closing, (b) in which World Media and Entertainment Universal Inc. has total annual gross revenue of at least US$1.235 billion, or (c) in which the combined company is deemed to be a large accelerated filer, which means the market value of the combined company’s common equity that is held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which the combined company has issued more than US$1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Foreign Private Issuer

World Media and Entertainment Universal Inc. is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, World Media and Entertainment Universal Inc. is permitted to follow the corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of applicable to U.S. domestic companies. For example, World Media and Entertainment Universal Inc. is not required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. As a result, World Media and Entertainment Universal Inc. shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to corporate governance requirements. As a foreign private issuer, World Media and Entertainment Universal Inc. is also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules.

Controlled Company

By virtue of being a controlled company under listing rules, World Media and Entertainment Universal Inc. may elect not to comply with certain corporate governance requirements, including that:

•        a majority of board of directors must be independent directors;

•        the compensation and nominating committees composed solely of independent directors;

•        the compensation of executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors; and

•        director nominees selected or recommended to the board of directors for selection, either by a majority of the independent directors, or a nominating committee composed solely of independent directors.

[World Media and Entertainment Universal Inc. intends to rely on all of the foregoing exemptions available to a “controlled company.”] As a result, its shareholders will not have the same protections afforded to shareholders of companies that are subject to all of corporate governance requirements.

U.S. Federal Income Tax Considerations for Holders of BSII Class A Ordinary Share Exercising Redemption Rights

A U.S. Holder (as defined in the section titled “Tax Considerations — U.S. Federal Income Tax Considerations” below) of BSII Class A Ordinary Shares that exercises its redemption rights may be treated as selling BSII Class A Ordinary Shares, resulting in the recognition of gain or loss. However, there are certain circumstances in which the redemption may instead be treated as a distribution for U.S. federal income tax purposes depending on the amount of ordinary shares that a U.S. Holder owns or is deemed to own (including through the ownership of warrants) at the relevant time. As discussed in more detail below, Black Spade II anticipates that it will be treated as a passive foreign investment company (“PFIC”) with respect to its current taxable year. In that case, the U.S. federal income tax treatment of any income or gain recognized by a U.S. Holder that exercises its redemption rights will depend on the application of the PFIC rules discussed below and whether the U.S. Holder has made a QEF Election (as defined below) or mark-to-market election with respect to its BSII Class A Ordinary Shares. For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights by a U.S. Holder, see the sections titled “Tax Considerations — U.S. Federal Income Tax Considerations — Effects to U.S. Holders of Exercising Redemption Rights” and “Tax Considerations — U.S. Federal Income Tax Considerations — PFIC Considerations.” All holders considering exercising redemption rights should consult their tax advisors regarding the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws.

U.S. Federal Income Tax Consequences of the Merger

Black Spade II and aWME intend to treat the merger as a taxable exchange of BSII Class A Ordinary Shares and BSII Warrants (collectively, the “BSII Securities”) for aWME Class A Ordinary Shares and aWME warrants (collectively, the “aWME Securities”), unless Black Spade II receives an opinion of counsel of recognized standing to the effect that it is more likely than not that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (a “Reorganization,” and such opinion, a “Reorganization Tax Opinion”). As discussed in more detail below, there are significant factual and legal uncertainties as to whether the merger might qualify as a Reorganization, and there can be no assurance that it will so qualify.

If the merger is a taxable exchange for U.S. federal income tax purposes, U.S. Holders (as defined in the section titled “Tax Considerations — U.S. Federal Income Tax Considerations” below) will be required to recognize gain or loss for U.S. federal income tax purposes on the exchange of the BSII Securities for the aWME Securities pursuant to the merger. A U.S. Holder’s gain or loss will be equal to the difference between (i) the fair market value of the aWME Securities received in the merger and (ii) the U.S. Holder’s adjusted tax basis in the BSII Securities surrendered in the merger.

If the merger were to qualify as a Reorganization, U.S. Holders that do not exercise their redemption rights generally would not recognize gain or loss for U.S. federal income tax purposes on the exchange of the BSII Securities for the aWME Securities pursuant to the merger. However, even if the merger does qualify as a Reorganization, U.S. Holders may be required to recognize gain (but not loss) by reason of the application of the PFIC rules, as described in more detail below under the section titled “Tax Considerations — U.S. Federal Income Tax Considerations — Effects of the Business Combination to U.S. Holders of BSII Securities — Consequences if the Business Combination is Treated as a Reorganization.”

Certain Material Cayman Islands Tax Consequences of the Merger

The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will payable (either by direct assessment or withholding) to the Cayman Islands government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of the merger consideration by Black Spade II Shareholders under the terms of the Business Combination Agreement. This is subject to the qualification that (1) Cayman Islands stamp duty may be payable if any original transaction documents, including the merger agreement, are brought to or executed in the Cayman Islands; and (2) registration fees will be payable to the Registrar of Companies of the Cayman Islands to register the Plan of Merger.

Regulatory Matters

The Business Combination is not subject to any federal or state regulatory requirement or approval, except for filings in the Cayman Islands necessary to effectuate the Business Combination.

Anticipated Accounting Treatment

World Media and Entertainment Universal Inc. has determined that it is the accounting acquirer based on its evaluation of the facts and circumstances of the acquisition. The purpose of the merger was to assist World Media and Entertainment Universal Inc. with the refinancing and recapitalization of its business. World Media and Entertainment Universal Inc. is the larger of the two entities and is the operating company within the combining companies. World Media and Entertainment Universal Inc. will have control of the board after the Merger. World Media and Entertainment Universal Inc.’s senior management will be continuing as senior management of the combined company. In addition, a larger portion of the voting rights in the combined entity will be held by existing World Media and Entertainment Universal Inc.’s shareholders.

As World Media and Entertainment Universal Inc. was determined to be the acquirer for accounting purposes, the accounting for the transaction will be similar to that of a capital infusion as the only significant pre-combination asset of Black Spade II is the cash in the Trust Account. No intangibles or goodwill will arise through the accounting for the transaction. The accounting is the equivalent of World Media and Entertainment Universal Inc. issuing shares and warrants for the net monetary assets of Black Spade II.

For more information, see the section entitled “Proposal One — The Business Combination Proposal — Anticipated Accounting Treatment.”

Summary of Risk Factors

In evaluating the Business Combination and the proposals to be considered and voted on at the Meeting of Black Spade II Shareholders, you should carefully read this proxy statement/prospectus, including the annexes, and especially review and consider the factors discussed in the section entitled “Risk Factors.” Some of the risks related to aWME’s businesses and industries, Black Spade II, and the Business Combination are summarized below.

Risks Relating to aWME’s Businesses and Industries

•        aWME faces significant competition in all aspects of its business.

•        aWME’s success depends on its ability to anticipate trends and respond to changing customer preferences for fashion, arts and entertainment content and for lodging, which impact demand for its content, products and services and the profitability of its businesses.

•        aWME’s brands and reputation are its key assets. Negative perceptions or publicity of aWME or its brands could adversely affect its business, financial condition and results of operations.

•        aWME’s business and financial results may be adversely impacted by economic, market, geopolitical and public health conditions or other events causing significant disruption.

•        aWME faces numerous risks and challenges as it continues to operate and expand its businesses and undertake new businesses across a broad spectrum of industries, which makes it difficult to effectively assess its future prospects.

•        The media industry is highly competitive, and aWME may be unable to compete successfully with its current or future competitors.

•        aWME’s ability to grow the size and profitability of its audience base for its print publications and digital media services depends on many factors, both within and beyond its control, and a failure to do so could adversely affect its results of operations and business.

•        aWME’s advertising revenues are affected by numerous factors, including market dynamics, evolving digital advertising trends and the evolution of its strategy.

•        The entertainment industry is highly competitive.

•        The success of aWME’s entertainment business segment depends on a limited number of film releases each year and unpredictable factors in the motion picture industry.

•        The production of motion picture is a capital-intensive process, and aWME’s capacity to generate cash or obtain financing on favorable terms may be insufficient to meet its anticipated cash requirements.

•        aWME is subject to the business, financial and operating risks inherent to the hospitality industry, any of which could reduce its revenues and limit opportunities for growth.

•        The hospitality market is highly competitive, and aWME may be unable to compete successfully.

•        aWME owns a limited number of hotels and significant adverse changes at one hotel could have a material adverse effect on its financial performance.

Risks Relating to Black Spade II and the Business Combination

•        Black Spade II may not be able to complete the Proposed Transactions or any other business combination within the prescribed time frame, in which case Black Spade II would cease all operations except for the purpose of winding up and Black Spade II would redeem its Public Shares and thereafter commence a voluntary liquidation, in which case Black Spade II Public Shareholders may receive only $10.00 per share, or less than such amount in certain circumstances, and BSII Warrants will expire worthless.

•        If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Black Spade II’s securities may decline before the Closing, or the market price of aWME’s securities may decline after the Closing.

•        Black Spade II and aWME will incur significant transaction and transition costs in connection with the Proposed Transactions.

•        Investors of aWME may not receive the same benefits as an investor in an underwritten public offering.

•        aWME’s actual financial position and results of operations following the completion of the Business Combination may differ materially from the unaudited pro forma condensed combined financial data included in this proxy statement/prospectus and, accordingly, such information may not be meaningful to your evaluation of the proposed Business Combination.

•        If Black Spade II were deemed to be an investment company for purposes of the Investment Company Act, Black Spade II would be required to institute burdensome compliance requirements and Black Spade II’s activities would be severely restricted. As a result, in such circumstances, unless Black Spade II is able to modify its activities so that Black Spade II would not be deemed an investment company, Black Spade II would expect to abandon its efforts to complete an initial business combination and instead to liquidate the Company.

•        Securities of companies formed through SPAC mergers such as Black Spade II may experience a material decline in price relative to the share price of the SPAC prior to the merger.

•        The proposed Business Combination could disrupt aWME’s relationships with its customers, business partners and others, as well as its operating results and business generally.

•        Black Spade II’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to Black Spade II Public Shareholders.

•        If Black Spade II is unable to consummate its initial business combination within the Completion Window, Black Spade II Public Shareholders may be forced to wait beyond the ten business day period thereafter before redemption from Black Spade II’s Trust Account.

•        The Sponsor and Black Spade II’s executive officers and directors have potential conflicts of interest in recommending that shareholders vote in favor of approval of the Business Combination proposal and approval of the other related proposals.

Risks Relating to Ownership of Securities of World Media and Entertainment Universal Inc.

•        Upon completion of the Business Combination, Black Spade II Shareholders will become aWME shareholders, BSII Warrant holders will become holders of aWME Warrants and the market price for the aWME Class A Ordinary Shares and aWME Warrants may be affected by factors different from those that historically have affected Black Spade II.

•        aWME Warrants will become exercisable for aWME Class A Ordinary Shares, which would increase the number of aWME shares eligible for future resale in the public market and result in dilution to aWME shareholders.

•        aWME may redeem your unexpired aWME Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your aWME Warrants worthless.

•        If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about aWME, its share price and trading volume could decline significantly.

•        Future resales of aWME Ordinary Shares issued to aWME shareholders and other significant shareholders may cause the market price of the aWME Class A Ordinary Shares to drop significantly, even if aWME’s business is doing well.

•        A market for aWME Class A Ordinary Shares may not develop, which would adversely affect the liquidity and price of aWME Class A Ordinary Shares.

•        There can be no assurance that aWME will not be a passive foreign investment company for any taxable year, which could subject U.S. Holders to significant adverse U.S. federal income tax consequences.

Risks Relating to Redemption of BSII Public Shares

•        If a shareholder fails to receive notice of Black Spade II’s offer to redeem the BSII Public Shares in connection with the Business Combination, such shares may not be redeemed.

•        You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your BSII Public Shares and/or warrants, potentially at a loss.

•        There is no guarantee that a Public Shareholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put such shareholder in a better future economic position.

Risks Relating to the Adjournment Proposal

•        If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the Black Spade II Board will not have the ability to adjourn the Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

SELECTED HISTORICAL FINANCIAL DATA OF aWME

The following tables present the selected combined financial data of aWME. aWME prepares its combined financial statements in accordance with IFRS. Except for numbers in U.S. dollars, the selected combined statements of profit or loss and other comprehensive income for the years ended December 31, 2022 and 2023 and the six months ended June 30, 2023 and June 30, 2024, the selected combined statements of financial position as of December 31, 2022 and 2023 and June 30, 2024 and the selected combined statement of cash flows data for the years ended December 31, 2022 and 2023 and the six months ended June 30, 2023 and June 30, 2024 have been derived from aWME’s audited combined financial statements, which are included elsewhere in this proxy statement/prospectus. aWME’s historical results for any prior period are not necessarily indicative of results expected in any future period.

The financial data set forth below should be read in conjunction with, and is qualified by reference to “aWME’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and notes thereto included elsewhere in this proxy statement/prospectus.

Selected Combined Statements of Profit or Loss and Other Comprehensive Income

	Year ended December 31,		Six months ended June 30,
	2022	2023	2023	2024
	US$’000	US$’000	US$’000	US$’000
			(unaudited)
REVENUE
Media advertising and marketing services income	7,670	14,422	4,553	10,446
Hotel operation, hospitality and VIP services income	3,201	5,423	2,166	7,905
Dividend income and gain related to disposed financial assets at fair value through profit or loss (“FVTPL”)	7,381	60,457	26,161	8,660
Net fair value changes on FVTPL	13,011	(37,759)	(2,463)	7,220
	31,263	42,543	30,417	34,231
Cost of production and cost of hotel operation	(3,239)	(5,886)	(2,710)	(5,401)
Other income	522	1,245	535	24,785
Gain from a bargain purchase	4,848	4,469	—	—
Impairment losses under expected credit loss (“ECL”) model on financial assets	(501)	—	—	—
Other operating expenses	(3,500)	(5,677)	(1,422)	(6,127)
Staff costs	(3,900)	(7,891)	(3,756)	(5,669)
Share of profits (losses) of joint ventures	815	(2,608)	(1,042)	(558)
Finance costs	(2,586)	(7,136)	(2,764)	(4,775)
PROFIT BEFORE TAX	23,722	19,059	19,258	36,486
Income tax expense	(599)	(1,811)	(992)	(1,549)
PROFIT FOR THE YEAR/PERIOD	23,123	17,248	18,266	34,937

OTHER COMPREHENSIVE INCOME (EXPENSES)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	602	(966)	(856)	(185)
Share of other comprehensive income of joint ventures	53,946	5,269	1,227	2,833

	Year ended December 31,		Six months ended June 30,
	2022	2023	2023	2024
	US$’000	US$’000	US$’000	US$’000
			(unaudited)
Items that will not be reclassified subsequently to profit or loss:
Exchange difference on translation from functional currency to presentation currency	512	(361)	(2,271)	269
Surplus on revaluation of properties	20,213	9,041	2,301	3,173
OTHER COMPREHENSIVE INCOME FOR THE YEAR/PERIOD	75,273	12,983	401	6,090
TOTAL COMPREHENSIVE INCOME FOR THE YEAR/PERIOD	98,396	30,231	18,667	41,027
Profit for the year/period attributable to:
Owners of the Company	14,975	8,164	8,400	16,155
Non-controlling interests	8,148	9,084	9,866	18,782
	23,123	17,248	18,266	34,937
Total comprehensive income for the year/period attributable to:
Owners of the Company	75,061	11,144	6,684	18,832
Non-controlling interests	23,335	19,087	11,983	22,195
	98,396	30,231	18,667	41,027
Earnings per shares
Basic (US$)	0.65	0.45	0.41	1.24

Selected Combined Statements of Financial Position

	As of December 31,		As of June 30,
	2022	2023	2024
	US$’000	US$’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	173,345	195,109	542,123
Intangible assets	93,042	118,678	118,710
Interests in joint ventures	99,884	95,686	—
Financial assets at FVTPL	102,702	60,243	77,985
Total non-current assets	468,973	469,716	738,818
Current assets
Accounts receivable	2,831	5,339	3,944
Prepayments, deposits and other receivables	1,959	2,645	12,240
Financial assets at FVTPL	21,219	17,558	13,162
Derivative financial instruments	185,069	—	—
Restricted cash	415	135	—
Cash and bank balances	1,208	6,121	47,956
Total current assets	212,701	31,798	77,302
Total assets	681,674	501,514	816,120

	As of December 31,		As of June 30,
	2022	2023	2024
	US$’000	US$’000	US$’000
EQUITY AND LIABILITIES
Current liabilities
Accounts payable	6,100	5,794	786
Other payables and accruals	9,804	17,151	10,723
Contract liabilities	1,303	809	665
Tax payable	—	812	1,492
Borrowings	571	741	159
Lease liabilities	100	185	88
Provisions	4,079	3,866	—
Amounts due to subsidiaries’ non-controlling shareholders	52,611	53,727	76,804
Total current liabilities	74,568	83,085	90,717
Non-current liabilities
Accounts payable	3,746	3,014	—
Provisions	—	—	1,485
Borrowings	51,126	61,563	220,201
Lease liabilities	120	198	118
Deferred tax liabilities	2,661	5,624	5,626
Amount due to ultimate holding company	62,810	70,196	107,976
Total non-current liabilities	120,463	140,595	335,406
Total liabilities	195,031	223,680	426,123

CAPITAL AND RESERVES
Share capital	— *	— *	— *
Reserves	289,265	103,780	123,021
Equity attributable to owners of the Company	289,265	103,780	123,021
Non-controlling interests	197,378	174,054	266,976
Total equity	486,643	277,834	389,997
Total liabilities and equity	681,674	501,514	816,120

____________

*        The amount is less than US$1,000.

Selected Combined Statements of Cash Flows

	Year ended December 31,		Six months ended June 30,
	2022	2023	2023	2024
	US$’000	US$’000	US$’000	US$’000
			(unaudited)
OPERATING ACTIVITIES
Profit before tax	23,722	19,059	19,258	36,486
Adjustments for:
Interest income	—	(4)	—	(9)
Dividend income	(6,412)	(9,935)	(9,935)	(8,660)
Net fair value changes on financial assets at FVTPL	(13,011)	37,759	2,463	(7,220)
Realized gain in disposal of financial assets at FVTPL and derivative financial instruments	(969)	(50,522)	(16,226)	—
Finance costs	2,586	7,136	2,764	4,775
Depreciation	1,068	2,824	532	3,300
Amortisation	9	9	4	4

	Year ended December 31,		Six months ended June 30,
	2022	2023	2023	2024
	US$’000	US$’000	US$’000	US$’000
			(unaudited)
Gain from a bargain purchase	(4,848)	(4,469)	—	—
Gain on disposal of subsidiaries	—	—	—	(24,757)
Share of (profits) losses of joint ventures	(815)	2,608	1,042	558
Impairment losses under ECL model on financial assets	501	—	—	—
Operating cash flows before changes in working capital	1,831	4,465	(98)	4,477
Increase in accounts receivable	(929)	(1,834)	(1,481)	(1,214)
Decrease (increase) in prepayments, deposits and other receivables	494	(385)	303	(777)
Decrease (increase) in restricted cash	62	280	247	(72)
Decrease in accounts payable	(1,643)	(1,440)	(1,134)	(1,075)
(Decrease) increase in other payables and accruals	(1,897)	1,316	1,876	786
Increase (decrease) in contract liabilities	756	(913)	(484)	(115)
(Decrease) increase in provisions	(95)	(355)	(355)	4
Cash (used in) from operations	(1,421)	1,134	(1,126)	2,014
Profits Tax paid	—	(6)	—	—
Bank interest received	—	4	—	9
Net cash (used in) from operating activities	(1,421)	1,132	(1,126)	2,023

INVESTING ACTIVITIES
Net cash inflow from acquisition of subsidiaries	247	27	—	4,273
Net cash outflow from disposal of subsidiaries	—	—	—	(953)
Net receipt from amounts due from joint ventures	—	6,673	—	—
Net cash from investing activities	247	6,700	—	3,320

FINANCING ACTIVITIES
Interests paid	(1,550)	(2,638)	(1,368)	(3,042)
Repayment of lease liabilities	—	(81)	(41)	(50)
New bank borrowing raised	5,303	—	—	—
Bank borrowings repayment	—	(508)	—	(448)
Repayment to subsidiaries’ non-controlling shareholders	(6,432)	(2,059)	(942)	—
Net receipt from amount due to ultimate holding company	3,743	2,814	7,070	39,510
Net cash from (used in) financing activities	1,064	(2,472)	4,719	35,970
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(110)	5,360	3,593	41,313
Cash and cash equivalents at the beginning of the year/period	1,268	1,208	1,208	6,121
Effect of foreign exchange rate change, net	50	(447)	(271)	522

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR/PERIOD	1,208	6,121	4,530	47,956
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	1,208	6,121	4,530	47,956

SELECTED HISTORICAL FINANCIAL DATA OF BLACK SPADE II

The following tables presents Black Spade II’s selected historical financial information derived from Black Spade II’s unaudited condensed financial statements included elsewhere in this proxy statement/prospectus for the period from May 9, 2024 (inception) through June 30, 2024.

The financial data set forth below should be read in conjunction with, and is qualified with reference to, “Black Spade II’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Black Spade II’s financial statements are prepared and presented in accordance with U.S. GAAP.

Condensed Statement of Operations

General and administrative costs	$53,179
Net loss	(53,179)

Weighted average shares outstanding, Class B ordinary shares(1)	3,750,000

Basic and diluted net loss per share, Class B ordinary shares	$(0.01)

Condensed Balance Sheet

Assets
Deferred offering costs	$332,988
Total Assets	$332,988

Liabilities and Shareholder’s Deficit
Current Liabilities
Accrued offering costs	$252,327
Accounts payable and accrued expenses	30,352
Promissory note – related party	78,488
Total Liabilities	361,167

Commitments and Contingencies (Note 6)
Shareholder’s Deficit
Preference shares, $0.0001 par value; 1,500,000 shares authorized; none issued or outstanding	—
Class A ordinary shares, $0.0001 par value; 150,000,000 shares authorized; none issued or outstanding	—
Class B ordinary shares, $0.0001 par value; 15,000,000 shares authorized; 4,312,500 shares issued and outstanding(1)	431
Additional paid-in capital	24,569
Accumulated deficit	(53,179)
Total Shareholder’s Deficit	(28,179)
Total Liabilities and Shareholder’s Deficit	$332,988

Condensed Statement of Cash Flows

Cash Flows from Operating Activities:
Net loss	$(53,179)
Adjustments to reconcile net loss to net cash used in operating activities:
General and administrative expenses paid through promissory note – related party	22,827
Changes in operating assets and liabilities:
Accrued expenses	30,352
Net cash used in operating activities	—

Net Change in Cash	—
Cash – Beginning of period	—
Cash – End of period	$—

NonCash investing and financing activities:
Deferred offering costs included in accrued offering costs	$252,327
Deferred offering costs paid through promissory note – related party	$55,661
Deferred offering costs paid by Sponsor in exchange for issuance of Class B ordinary shares	$25,000

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial statements present the combination of the financial information of aWME and Black Spade II adjusted to give effect to (i) the Transactions described under the sections “the Business Combination Agreement” and “Agreements in connection with the Business Combination Agreement,” and (ii) the aWME Reorganization, which is described under the heading “Summary of the Proxy Statement/Prospectus — Corporate History and Structure of aWME”. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Defined terms included in these financial statements have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined statement of financial position as of June 30, 2024 combines the audited combined statement of financial position of aWME as of June 30, 2024 with the unaudited historical condensed balance sheet of Black Spade II as of June 30, 2024, as if the Transactions, aWME Reorganization and the Black Spade II’s IPO had been completed on June 30, 2024.

The following unaudited pro forma condensed combined statement of profit or loss and other comprehensive income for the year ended December 31, 2023 combines the audited combined statement of profit or loss and other comprehensive income of aWME for the year ended December 31, 2023 as if the Transactions, aWME Reorganization and the Black Spade II’s IPO had been completed on January 1, 2023. Black Spade II was incorporated on May 9, 2024. For the purpose of the unaudited pro forma condensed combined financial information, it is assumed that Black Spade existed on January 1, 2023.

The following unaudited pro forma condensed combined statement of profit or loss and other comprehensive income for the six months ended June 30, 2024 combines the audited statement of profit or loss and other comprehensive income of aWME for the six months ended June 30, 2024 with the unaudited condensed statements of operations of BSII for the period from May 9, 2024 (inception) to June 30, 2024, as if the Transactions, aWME Reorganization and Black Spade II completion of initial public offering had been completed on January 1, 2023.

The historical financial information of Black Spade II was derived from its unaudited historical condensed financial statements for period from May 9, 2024 (inception) to June 30, 2024, included elsewhere in this proxy statement/prospectus. The historical financial information of aWME was derived from its audited combined financial statements for the year ended December 31, 2023 and six months ended June 30, 2024, included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information and the accompanying notes should be read together with aWME’s and Black Spade II’s financial statements and related notes, the sections titled “aWME’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Black Spad II’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this proxy statement/prospectus.

The pro forma adjustments related to the Transactions, which we refer to as the “Transactions Adjustments,” the pro forma adjustments related to the aWME Reorganization, which we refer to as the “aWME Reorganization Adjustments,” and the pro forma adjustments related to the Black Spade II’s IPO, which we refer to as the “Completion of Initial Public Offering Adjustments,” collectively, are described in the notes to the unaudited pro forma consolidated financial information.

The unaudited pro forma condensed combined statements of profit or loss and other comprehensive income (i) are based on information currently available, (ii) are intended for informational purposes only, (iii) are not necessarily indicative of and do not purport to represent what our operating results would have been had the Transactions, aWME Reorganization and the Black Spade II’s IPO occurred as described or what our future operating results will be after giving effect to these events, and (iv) do not reflect all actions that may be undertaken by us after the Transactions, aWME Reorganization and the Black Spade II’s IPO.

Description of the Transactions

On January 27, 2025, Black Spade II entered into the Business Combination Agreement with aWME and WME Merger Sub Limited, a wholly owned subsidiary of aWME (“Merger Sub”). Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Black Spade II, with Black Spade II surviving the Merger. As a result of the Merger, and upon consummation of the Merger and the other transactions entered into in connection with the Business Combination Agreement, Black Spade II will become a wholly owned subsidiary of aWME, with the securityholders of Black Spade II becoming securityholders of aWME. After the completion of the Transactions, aWME’s shares and warrants are expected to trade on a          under the ticker symbol “aWME” and “aWMEWW,” respectively and aWME will become a publicly-listed entity.

Pursuant to the Business Combination Agreement and assuming the Recapitalization has occurred, at the Merger Effective Time and as a result of the Merger:

•        Each Class B ordinary share of Black Spade II, par value $0.0001 per share (“BSII Class B Ordinary Shares”) that is issued and outstanding immediately prior to the Merger Effective Time will be automatically cancelled in exchange for the right to receive one aWME Class A Ordinary Share;

•        Each Class A ordinary share of Black Spade II, par value $0.0001 per share (“BSII Class A Ordinary Share”) that is issued and outstanding immediately prior to the Merger Effective Time (other than such BSII Class A Ordinary Shares that are treasury shares, validly redeemed shares or BSII Dissenting Shares (as defined below)) will be cancelled in exchange for the right to receive one aWME Class A Ordinary Share; Each BSII Class A Ordinary Share that is held as a treasury share will be cancelled and cease to exist;

•        Each issued and outstanding BSII Class A Ordinary Share that is validly redeemed will be cancelled in exchange for the right to be paid a pro rata share of the aggregate amount payable with respect to the exercise of the redemption rights of Black Spade II Shareholders;

•        Each issued and outstanding BSII Class A Ordinary Share that is held by any person who has validly exercised and not effectively withdrawn or lost their right to dissent from the Merger in accordance with Section 238 of the Cayman Islands Companies Act (“BSII Dissenting Share”) will be cancelled and carry no right other than the right to receive the payment of the fair value of such BSII Dissenting Share determined in accordance with Section 238 of the Cayman Islands Companies Act; and

•        Each issued and outstanding warrant of Black Spade II exercisable for shares of Black Spade II will be exchanged for a corresponding warrant exercisable for aWME Class A Ordinary Shares (“aWME Warrants”).

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below:

•        Assuming No Redemptions: This presentation assumes that no Public Shareholders elect to have their Public Shares redeemed for cash in connection with the Transactions and there are no dissenting Shareholders.

•        Assuming 50% of the Maximum Redemptions: This presentation assumes a scenario where Public Shareholders exercise rights to redeem 7,650,000 Public Shares, which represents the medium level of redemptions.

•        Assuming Maximum Redemptions: This presentation assumes a scenario where Public Shareholders exercise rights to redeem 14,809,714 BSII Public Shares, which represents the maximum level of redemptions that could occur without a failure to satisfy the condition set forth in the Business Combination Agreement that aWME (as the surviving company of the merger) has net tangible assets of at least $5,000,001 upon consummation of the Business Combination that could occur without a failure to satisfy the condition to the obligation to consummate the Business Combination, that Black Spade II has net tangible assets of at least $5,000,001 upon the consummation of Business Combination

Under the three scenarios of no redemptions, 50% of the maximum redemptions and maximum redemptions, the Business Combination will be accounted for as a recapitalization, with no goodwill or other intangible assets recorded, in accordance with IFRS.

Consideration

The following represents the aggregate merger consideration under the no redemptions, 50% of the maximum redemptions and maximum redemptions scenarios, assuming no aWME warrants issued to BSII warrant holders in accordance with the Business Combination Agreement have been exercised:

	Assuming No Redemption			Assuming 50% of the Maximum Redemptions			Assuming Maximum Redemptions
	Purchase price		Share issue	Purchase price		Share issue	Purchase price		Share issue
	US$	’000		US$	’000		US$	’000
Share Consideration to BSII		191,250	19,125,000		114,750	11,475,000		43,153	4,315,286

The value of ordinary shares is reflected at $10 per share, assuming the consummation of the expected Recapitalization.

Ownership

The following summarizes the unaudited pro forma aWME ordinary shares outstanding under the no redemptions, 50% of the maximum redemptions and maximum redemptions scenarios, assuming no aWME warrants issued to Black Spade II warrant holders in accordance with the Business Combination Agreement have been exercised:

	Assuming No Redemptions(1)		Assuming 50% of the Maximum Redemptions(1)		Assuming Maximum Redemptions(1)
	Number	%	Number	%	Number	%
Black Spade II Public Shareholders(4)
Public Shares(2)	15,300,000	22.5	7,650,000	12.7	490,286	0.9
	15,300,000	22.5	7,650,000	12.7	490,286	0.9
Sponsor and other Initial Shareholders(4)
Founder Shares(3)	3,825,000	5.6	3,825,000	6.3	3,825,000	7.2
	3,825,000	5.6	3,825,000	6.3	3,825,000	7.2
Current aWME Shareholders(5)
Voting Ordinary Shareholders
AMTD Digital	19,285,912	28.4	19,285,912	32.0	19,285,912	36.3
AMTD IDEA	18,425,068	27.1	18,425,068	30.6	18,425,068	34.7
South Horizon	3,235,714	4.8	3,235,714	5.4	3,235,714	6.1
Radisson Everton	1,464,944	2.2	1,464,944	2.4	1,464,944	2.8
AMTD Group	45,308	0.1	45,308	0.1	45,308	0.1
	42,456,944	62.6	42,456,944	70.5	42,456,944	80.0
Non-voting Redeemable Ordinary Shareholders
AMTD Digital	6,343,056	9.3	6,343,056	10.5	6,343,056	11.9
	48,800,000	71.9	48,800,000	81.0	48,800,000	91.9
	67,925,000	100.0	60,275,000	100.0	53,115,286	100.0

____________

Notes:

(1)      The share amounts and ownership percentages set forth above are not indicative of voting percentages. Excludes the potential dilutive effect of any aWME warrants outstanding, earnout shares issued after the Closing or equity awards that may be granted under the aWME Award Plan. If the actual facts are different than the assumptions set forth above, the share amounts and percentage ownership numbers set forth above will be different.

(2)      Represents the issuance of aWME Ordinary shares to Public Shareholders, in the cases of no redemptions, 50% of the maximum redemptions, and maximum redemptions.

(3)      Represents the issuance of aWME Ordinary shares to the Sponsor and the other Initial Shareholders, in the cases of no redemptions, 50% of the maximum redemptions, and maximum redemptions.

(4)      Historical issued and outstanding shares of BSII are 15,300,000 Class A Ordinary Shares held by Black Spade II Public Shareholders and 3,825,000 Class B Ordinary Shares held by the Sponsor and other Initial Shareholders.

(5)      Historical issued and outstanding shares of aWME are 5,108, 4,880, 857, 388 and 12 voting ordinary shares held by AMTD Digital, AMTD IDEA, South Horizon, Radisson Everton an AMTD Group Inc., respectively, and 1,680 non-voting redeemable ordinary shares held by AMTD Digital.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2023

	aWME Reorganization			Black Spade II	Transactions – Scenario 1 No redemption		Transactions – Scenario 2 50% of the Maximum Redemption		Transactions – Scenario 3 Maximum Redemption
	aWME	Adjustments	Pro forma aWME		Adjustments	Pro forma Combined	Adjustments	Pro forma Combined	Adjustments	Pro forma Combined
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
REVENUE
Media advertising and marketing services income	14,422	—	14,422	—	—	14,422	—	14,422	—	14,422
Hotel operation, hospitality and VIP service income	5,423	—	5,423	—	—	5,423	—	5,423	—	5,423
Dividend income and gain related to disposed financial assets at fair value through profit or loss (“FVTPL”)	60,457	—	60,457	—	—	60,457	—	60,457	—	60,457
Net fair value changes on financial assets at fair value through profit or loss	(37,759)	(304,560)	(366,251)	—	—	(366,251)	—	(366,251)	—	(366,251)
		(23,932)
	42,543	(328,492)	(285,949)	—	—	(285,949)	—	(285,949)	—	(285,949)
Other income	1,245	—	1,245	—	—	1,245	—	1,245	—	1,245
Gain from a bargain purchase	4,469	—	4,469	—	—	4,469	—	4,469	—	4,469
Cost of production and hotel operation	(5,886)	—	(5,886)	—	—	(5,886)	—	(5,886)	—	(5,886)
Other operating expenses	(5,677)	(820)	(6,497)	—	(2,500)	(8,997)	(2,500)	(8,997)	(2,500)	(8,997)
Staff costs	(7,891)	—	(7,891)	—	—	(7,891)	—	(7,891)	—	(7,891)
Share of profits (losses) of joint ventures	(2,608)	—	(2,608)	—	—	(2,608)	—	(2,608)	—	(2,608)
Finance costs	(7,136)	—	(7,136)	—	—	(7,136)	—	(7,136)	—	(7,136)
PROFIT BEFORE TAX	19,059	(329,312)	(310,253)	—	(2,500)	(312,753)	(2,500)	(312,753)	(2,500)	(312,753)
Income tax expense	(1,811)	—	(1,811)	—	—	(1,811)	—	(1,811)	—	(1,811)
PROFIT FOR THE YEAR	17,248	(329,312)	(312,064)	—	(2,500)	(314,564)	(2,500)	(314,564)	(2,500)	(314,564)
OTHER COMPREHENSIVE INCOME (EXPENSES)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(966)	—	(966)	—	—	(966)	—	(966)	—	(966)
Share of other comprehensive income (expenses) of joint ventures	5,269	—	5,269	—	—	5,269	—	5,269	—	5,269
Items that may be reclassified subsequently to profit or loss:
Exchange difference on translation from functional currency to presentation currency	(361)	—	(361)	—	—	(361)	—	(361)	—	(361)
Surplus on revaluation of properties	9,041	—	9,041	—	—	9,041	—	9,041	—	9,041
OTHER COMPREHENSIVE INCOME (EXPENSES) FOR THE YEAR	12,983	—	12,983	—	—	12,983	—	12,983	—	12,983
TOTAL COMPREHENSIVE INCOME (EXPENSES) FOR THE YEAR	30,231	(329,312)	(299,081)	—	(2,500)	(301,581)	(2,500)	(301,581)	(2,500)	(301,581)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2023 — (Continued)

	aWME Reorganization			Black Spade II	Transactions – Scenario 1 No redemption		Transactions – Scenario 2 50% of the Maximum Redemption		Transactions – Scenario 3 Maximum Redemption
	aWME	Adjustments	Pro forma aWME		Adjustments	Pro forma Combined	Adjustments	Pro forma Combined	Adjustments	Pro forma Combined
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Profit for the year attributable to:
Owners of the Company	8,164	(304,560)	(309,574)	—	(2,500)	(312,074)	(2,500)	(312,074)	(2,500)	(312,074)
		(23,932)
		(820)
		11,574
Non-controlling interests	9,084	(11,574)	(2,490)	—	—	(2,490)	—	(2,490)	—	(2,490)
	17,248	(329,312)	(312,064)	—	(2,500)	(314,564)	(2,500)	(314,564)	(2,500)	(314,564)
Total comprehensive income for the year/attributable to:
Owners of the Company	11,144	(304,560)	(297,050)	—	(2,500)	(299,550)	(2,500)	(299,550)	(2,500)	(299,550)
		(23,932)
		(820)
		21,118
Non-controlling interests	19,087	(21,118)	(2,031)	—	—	(2,031)	—	(2,031)	—	(2,031)
	30,231	(329,312)	(299,081)	—	(2,500)	(301,581)	(2,500)	(301,581)	(2,500)	(301,581)
Weighted-average aWME’s ordinary shares outstanding, basic and diluted	18,312,494		18,312,494			67,925,000		60,275,000		53,115,286
Profit (loss) per share attributable to aWME’s ordinary shareholders, basic and diluted	0.45		(16.91)			(4.59)		(5.18)		(5.88)
Weighted average Black Spade II’s redeemable Class A Ordinary Shares subject to possible redemption, basic and diluted				15,300,000
Loss per share attributable to Black Spade II’s redeemable Class A Ordinary Shares subject to possible redemption, basic and diluted				—
Weighted average Black Spade II’s non-redeemable Class B Ordinary Shares outstanding, basic and diluted				3,825,000
Loss per share attributable to Black Spade II’s non-redeemable Class B Ordinary Shares outstanding, basic and diluted				—

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2024

	WME Reorganization				Transactions – Scenario 1 No redemption		Transactions – Scenario 2 50% of the Maximum Redemption		Transactions – Scenario 3 Maximum Redemption
	aWME	Adjustments	Pro forma aWME	Black Spade II	Adjustments	Pro forma Combined	Adjustments	Pro forma Combined	Adjustments	Pro forma Combined
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
REVENUE
Media advertising and marketing services income	10,446	—	10,446	—	—	10,446	—	10,446	—	10,446
Hotel operation, hospitality and VIP service income	7,905	—	7,905	—	—	7,905	—	7,905	—	7,905
Dividend income and gain related to disposed financial assets at fair value through profit or loss (“FVTPL”)	8,660	—	8,660	—	—	8,660	—	8,660	—	8,660
Net fair value changes on financial assets at fair value through profit or loss	7,220	(30,080)	(14,988)	—	—	(14,988)	—	(14,988)	—	(14,988)
		7,872
	34,231	(22,208)	12,023	—	—	12,023	—	12,023	—	12,023
Other income	24,785	—	24,785	—	—	24,785	—	24,785	—	24,785
Cost of production and hotel operation	(5,401)	—	(5,401)	—	—	(5,401)	—	(5,401)	—	(5,401)
Other operating expenses	(6,127)	(410)	(6,537)	(53)	(2,500)	(9,090)	(2,500)	(9,090)	(2,500)	(9,090)
Staff costs	(5,669)	—	(5,669)	—	—	(5,669)	—	(5,669)	—	(5,669)
Share of profits (losses) of joint ventures	(558)	—	(558)	—	—	(558)	—	(558)	—	(558)
Finance costs	(4,775)	—	(4,775)	—	—	(4,775)	—	(4,775)	—	(4,775)
PROFIT BEFORE TAX	36,486	(22,618)	13,868	(53)	(2,500)	11,315	(2,500)	11,315	(2,500)	11,315
Income tax expense	(1,549)	—	(1,549)	—	—	(1,549)	—	(1,549)	—	(1,549)
PROFIT FOR THE PERIOD	34,937	(22,618)	12,319	(53)	(2,500)	9,766	(2,500)	9,766	(2,500)	9,766
OTHER COMPREHENSIVE INCOME (EXPENSES)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(185)	—	(185)	—	—	(185)	—	(185)	—	(185)
Share of other comprehensive income (expenses) of joint ventures	2,833	—	2,833	—	—	2,833	—	2,833	—	2,833
Items that may be reclassified subsequently to profit or loss:
Exchange difference on translation from functional currency to presentation currency	269	—	269	—	—	269	—	269	—	269
Surplus on revaluation of properties	3,173	—	3,173	—	—	3,173	—	3,173	—	3,173
OTHER COMPREHENSIVE INCOME (EXPENSES) FOR THE YEAR/PERIOD	6,090	—	6,090	—	—	6,090	—	6,090	—	6,090
TOTAL COMPREHENSIVE INCOME (EXPENSES) FOR THE YEAR/PERIOD	41,027	(22,618)	18,409	(53)	(2,500)	15,856	(2,500)	15,856	(2,500)	15,856

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2024 — (Continued)

	WME Reorganization				Transactions – Scenario 1 No redemption		Transactions – Scenario 2 50% of the Maximum Redemption		Transactions – Scenario 3 Maximum Redemption
	aWME	Adjustments	Pro forma aWME	Black Spade II	Adjustments	Pro forma Combined	Adjustments	Pro forma Combined	Adjustments	Pro forma Combined
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Profit for the year/period attributable to:
Owners of the Company	16,155	(30,080)	14,427	(53)	(2,500)	11,874	(2,500)	11,874	(2,500)	11,874
		7,872
		(410)
		20,890
Non-controlling interests	18,782	(20,890)	(2,108)	—	—	(2,108)	—	(2,108)	—	(2,108)
	34,937	(22,618)	12,319	(53)	(2,500)	9,766	(2,500)	9,766	(2,500)	9,766
Total comprehensive income for the year/period attributable to:
Owners of the Company	18,832	(30,080)	20,731	(53)	(2,500)	18,178	(2,500)	18,178	(2,500)	18,178
		7,872
		(410)
		24,517
Non-controlling interests	22,195	(24,517)	(2,322)	—	—	(2,322)	—	(2,322)	—	(2,322)
	41,027	(22,618)	18,409	(53)	(2,500)	15,856	(2,500)	15,856	(2,500)	15,856
Weighted-average aWME’s ordinary shares outstanding, basic and diluted	13,053,937		13,053,937			67,925,000		60,275,000		53,115,286
Profit per share attributable to aWME’s ordinary shareholders, basic and diluted	1.24		1.11			0.17		0.20		0.22
Weighted average Black Spade II’s redeemable Class A Ordinary Shares subject to possible redemption, basic and diluted				15,300,000
Loss per share attributable to Black Spade II’s redeemable Class A Ordinary Shares subject to possible redemption, basic and diluted				(0.00)
Weighted average Black Spade II’s non-redeemable Class B Ordinary Shares outstanding, basic and diluted				3,825,000
Loss per share attributable to Black Spade II’s non-redeemable Class B Ordinary Shares outstanding, basic and diluted				(0.00)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
As of June 30, 2024

	WME Reorganization				Completion of Initial Public Offering		Transactions – Scenario 1 No redemption		Transactions – Scenario 2 50% of the Maximum Redemption		Transactions – Scenario 3 Maximum Rede
	aWME	Adjustments	Pro forma aWME	Black Spade II’s	Adjustments	Pro forma Black Spade II’s	Adjustments	Pro forma Combined	Adjustments	Pro forma Combined	Adjustments	WME
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	542,123	23,000	565,123	—	—	—	—	565,123	—	565,123	—	565,123
Intangible assets	118,710		118,710	—	—	—	—	118,710	—	118,710	—	118,710
Financial assets at fair value through profit or loss	77,985	193,909	316,629	—	—	—	—	316,629	—	316,629	—	316,629
		44,735
Total non-current assets	738,818	261,644	1,000,462	—	—	—	—	1,000,462	—	1,000,462	—	1,000,462
Current assets
Accounts receivable	3,944	—	3,944	—	—	—	—	3,944	—	3,944	—	3,944
Prepayments, deposits and other receivables	12,240	—	12,240	333	—	333	—	12,573	—	12,573	—	12,573
Financial assets at fair value through profit or loss	13,162	—	13,162	—	—	—	—	13,162	—	13,162	—	13,162
Cash held in Trust Account	—	—	—	—	153,000	153,000	(153,000)	—	(153,000)	—	(153,000)	—
Cash and bank balances	47,956	—	47,956	—	5,560	2,421	147,440	174,435	70,940	107,498	—	4,850
					(3,139)		(4,257)		(4,257)		(4,257)
							(19,125)		(9,563)		(613)
											(657)
Total current assets	77,302	—	77,302	333	155,421	155,754	(28,942)	204,114	(95,880)	137,177	(158,527)	74,529
Total assets	816,120	261,644	1,077,764	333	155,421	155,754	(28,942)	1,204,576	(95,880)	1,137,639	(158,527)	1,074,991
EQUITY AND LIABILITIES
Current liabilities
Accounts payable	786	—	786	30	—	30	—	816	—	816	—	816
Other payables and accruals	10,723	—	10,723	253	—	253	10,000	20,976	10,000	20,976	10,000	20,976
Promissory note – related party	—	—	—	78	—	78	—	78	—	78	—	78
Deferred underwriting fee	—	—	—	—	4,257	4,257	(4,257)	—	(4,257)	—	(4,257)	—
Contract liabilities	665	—	665	—	—	—	—	665	—	665	—	665
Tax payable	1,492	—	1,492	—	—	—	—	1,492	—	1,492	—	1,492
Borrowings	159	—	159	—	—	—	—	159	—	159	—	159
Lease liabilities	88	—	88	—	—	—	—	88	—	88	—	88
Amounts due to subsidiaries’ non-controlling shareholders	76,804	—	76,804	—	—	—	—	76,804	—	76,804	—	76,804
Total current liabilities	90,717	—	90,717	361	4,257	4,618	5,743	101,078	5,743	101,078	5,743	101,078

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
As of June 30, 2024 — (Continued)

	WME Reorganization				Completion of Initial Public Offering		Transactions – Scenario 1 No redemption		Transactions – Scenario 2 50% of the Maximum Redemption		Transactions – Scenario 3 Maximum Rede
	aWME	Adjustments	Pro forma aWME	Black Spade II’s	Adjustments	Pro forma Black Spade II’s	Adjustments	Pro forma Combined	Adjustments	Pro forma Combined	Adjustments	WME
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Non-current liabilities
Provisions	1,485	—	1,485	—	—	—	—	1,485	—	1,485	—	1,485
Borrowings	220,201	—	220,201	—	—	—	—	220,201	—	220,201	—	220,201
Lease liabilities	118	—	118	—	—	—	—	118	—	118	—	118
Deferred tax liabilities	5,626	—	5,626	—	—	—	—	5,626	—	5,626	—	5,626
Amount due to ultimate holding company	107,976	(107,976)	—	—	—	—	—	—	—	—	—	—
Total non-current liabilities	335,406	(107,976)	227,430	—	—	—	—	227,430	—	227,430	—	227,430
Total liabilities	426,123	(107,976)	318,147	361	4,257	4,618	5,743	328,508	5,743	328,508	5,743	328,508
CAPITAL AND RESERVES
Black Spade II’s Class A share capital	—	—	—	—	153,000	153,000	(153,000)	—	(153,000)	—	(153,000)	—
aWME’s share capital	—	—	—	—	—	—	191,250	191,250	114,750	114,750	43,153	43,153
Black Spade II’s Class B share capital		—		25	—	25	(25)	—	(25)	—	(25)	—
Reserves	123,021	23,000	663,724	(53)	5,560	(1,889)	(53,785)	588,925	(53,785)	598,488	(53,785)	607,437
		193,909			(7,396)		(19,125)		(9,563)		(613)
		44,735
		107,976
		171,083
Equity attributable to owners of the Company	123,021	540,703	663,724	(28)	151,164	151,136	(34,685)	780,175	(101,623)	713,238	(164,270)	650,590
Non-controlling interests	266,976	(171,083)	95,893	—	—	—	—	95,893	—	95,893	—	95,893
Total equity	389,997	369,620	759,617	(28)	151,164	151,136	(34,685)	876,068	(101,623)	809,131	(164,270)	746,483
Total liabilities and equity	816,120	261,644	1,077,764	333	155,421	155,754	(28,942)	1,204,576	(95,880)	1,137,639	(158,527)	1,074,991

COMPARATIVE PER SHARE DATA

The following table sets forth the per share data of each of Black Spade II and aWME on a stand-alone basis and the unaudited pro forma condensed combined per share data for the period ended June 30, 2024 and after giving effect to the Business Combination, prepare using the assumptions below:

•        Scenario 1 — Assuming No Redemptions: This presentation assumes that no BSII Public Shares are redeemed by the Black Spade II Public Shareholders.

•        Scenario 2 — Assuming 50% Redemptions: This presentation assumes 7,650,000 BSII Public Shares are redeemed by the Black Spade II Public Shareholders.

•        Scenario 3 — Assuming Maximum Redemptions: This presentation assumes 14,809,714 BSII Public Shares are redeemed by the Black Spade II Public Shareholders. The maximum redemption scenario refers to a scenario where Black Spade II Public Shareholders exercise rights to redeem 14,809,714 BSII Class A Ordinary Shares, which represents the maximum level of redemptions that could occur without a failure to satisfy the condition set forth in the Business Combination Agreement that Black Spade II has net tangible assets of at least $5,000,001 upon consummation of the Business Combination.

In this case, the per share data assumes that the Recapitalization (as defined herein) is effective on            , 2025.

You should read the information in the following table in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of Black Spade II and aWME and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited Black Spade II and aWME pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus. See “Unaudited Pro forma Condensed Combined Financial Information.”

The unaudited pro forma combined loss per share information below does not purport to represent the loss per share which would have occurred had the companies been combined during the periods presented, nor loss per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Black Spade II and aWME would have been had the companies been combined during the periods presented.

			Pro Forma Combined
	aWME	Black Spade II	No Redemptions	50% Redemptions	Maximum Redemptions
Six Months Ended June 30, 2024
Basic and diluted loss per ordinary share	13,053,937		67,925,000	60,275,000	53,115,286
Weighted average number of ordinary shares	1.24		0.17	0.20	0.22
Basic and diluted loss per Black Spade II
Class A ordinary shares		0.00
Class B ordinary shares		0.00
Weighted Average number of aWME
Class A ordinary shares		15,300,000
Class B ordinary shares		3,825,000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes statements that express Black Spade II’s and aWME’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements include all matters that are not historical facts and can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “is/are likely to,” “potential,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. They appear in a number of places throughout this proxy statement/prospectus and include statements regarding Black Spade II’s and aWME’s intentions, beliefs or current expectations concerning, among other things, the Business Combination, the benefits and synergies of the Business Combination, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which aWME operates as well as any information concerning possible or assumed future results of operations of the combined company after the consummation of the Business Combination.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

•        The regulatory environment and changes in laws, regulations or policies in the jurisdictions in which aWME operates;

•        The overall economic environment and general market and economic conditions in the jurisdictions in which aWME operates;

•        aWME’s relationships with its customers, suppliers, other business partners, and stakeholders;

•        aWME’s ability to successfully compete in highly competitive industries and markets;

•        aWME’s ability to continue to adjust its offerings to meet market demand, attract customers to choose its products and services and grow its ecosystem;

•        aWME’s ability to execute its strategies, manage growth and maintain its corporate culture as it grows;

•        aWME’s anticipated investments in new products, services, collaboration arrangements, technologies and strategic acquisitions, and the effect of these investments on its results of operations;

•        Changes in the needs for capital and the availability of financing and capital to fund these needs;

•        The price-competitiveness, quality and breadth of aWME’s products and services;

•        The loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

•        The number and percentage of Black Spade II Shareholders voting against the Business Combination Proposal, the Merger Proposal, the Adjournment Proposal and/or seeking redemption, the risk that the Business Combination may not be completed in a timely manner or at all, the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

•        Failure to realize the anticipated benefits of the Business Combination;

•        Man-made or natural disasters, health epidemics, and other outbreaks including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect aWME’s business or assets;

•        Exchange rate fluctuations;

•        Changes in interest rates or rates of inflation;

•        Legal, regulatory and other proceedings;

•        World Media and Entertainment Universal Inc.’s ability to initially list, and once listed, maintain the listing of its securities on [Nasdaq] following the Business Combination;

•        The results of future financing efforts; and

•        The other matters described in the section entitled “Risk factors,” and “aWME’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Black Spade II and aWME caution you against placing undue reliance on forward-looking statements, which reflect current expectations and beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this proxy statement/prospectus. Black Spade II and aWME will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. In the event that any forward-looking statement is updated, no inference should be made that Black Spade II or aWME will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Business Combination, in Black Spade II’s public filings with the SEC or, upon and following the consummation of the Business Combination, in World Media and Entertainment Universal Inc.’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult. For additional information, please see the section entitled “Where You Can Find More Information.”

In addition, the Business Combination is subject to the satisfaction of the conditions to the completion of the Business Combination set forth in the Business Combination Agreement and the absence of events that could give rise to the termination of the Business Combination Agreement, the possibility that the Business Combination does not close, and risks that the proposed Business Combination disrupts current plans and operations and business relationships, or poses difficulties in attracting or retaining employees for aWME.

Market, ranking and industry data used throughout this proxy statement/prospectus, including statements regarding market size and market potential, is based on the good faith estimates of aWME’s management, which in turn are based upon aWME’s management’s review of internal surveys, independent industry surveys and publications and other third-party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While aWME is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk factors” and “aWME’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this proxy statement/prospectus.

RISK FACTORS

If the Business Combination is completed, the combined company will operate in a market environment that is difficult to predict and that involves significant risks, many of which will be beyond its control. You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before you decide whether to vote or instruct your vote to be cast to approve the proposals described in this proxy statement/prospectus or to invest in aWME’s securities.

The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, financial condition, results of operations, prospects and trading price of aWME’s securities following the Business Combination. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by Black Spade II and aWME, which later may prove to be incorrect or incomplete. Black Spade II and aWME may face additional risks and uncertainties that are not presently known to them, or that are currently deemed immaterial, but which may also ultimately have an adverse effect on any such party or on the Business Combination. If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, the combined company’s business, financial condition or results of operations could be seriously harmed. If that happens, the trading price of aWME Ordinary Shares or, if the Business Combination is not consummated, BSII Public Shares, could decline, and you may lose part or all of the value of any aWME Ordinary Shares or BSII Public Shares that you hold.

Risks Relating to aWME’s Businesses and Industries in General

Unless the context otherwise requires, all references in this subsection to “aWME,” “we,” “us” or “our” refer to World Media and Entertainment Universal Inc. and its subsidiaries.

We face significant competition in all aspects of our business.

We compete for market share in luxury and fashion, arts, motion picture production and other media and entertainment content. The proliferation of choices available to customers for entertainment and information results in audience fragmentation and negatively affects the overall customer demand for our content and products. Our competitors include conventional magazine publishers, digital publishers, social media platforms, search platforms, portals, digital marketing services and other movie producers, among others. Competition among these companies is robust, and new competitors can quickly emerge. We also face intense competition in the hospitality sector. Our principal competitors in this sector are other operators of luxury, full-service and focused-service hotels, including other major hospitality chains with well-established and recognized brands. We also compete against smaller hotel chains, independent and local hotel owners and operators, home and apartment sharing services and timeshare operators.

Some of our current and potential competitors provide better content, products or services and or more pre-competitive alternatives to our content, products or services, or have greater resources than we do, which may allow them to compete more effectively than us. In particular, companies with compelling media and entertainment resources may provide free content or control how content is discovered, displayed and monetized in some of the primary environments in which we develop relationships with our customers, and therefore can affect our ability to compete effectively. In the hospitality sector, our competitors may have greater commercial, financial and marketing resources and more efficient technology platforms, which could allow them to improve their properties and expand and improve their marketing efforts in ways that could affect our ability to compete for guests effectively, or they could offer a type of lodging product that customers find attractive but that we do not offer.

If we cannot compete successfully, our business, liquidity, financial condition, and results of operations could be materially adversely affected.

We face numerous risks and challenges as we continue to operate and expand our businesses and undertake new businesses across a broad spectrum of industries, which makes it difficult to effectively assess our future prospects.

We expanded into fashion, arts and luxury media advertising and marketing services after the recent acquisition of L’Officiel and The Art Newspaper. Our hotel operations and hospitality and VIP services were also consolidated into us recently. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the various industries in which we operate and our relatively short operating history in some of these industries. As a new owner and operator of these businesses, we face risks associated with our limited operating history in managing these operations. The successful integration and operation of these businesses requires significant management attention, operational expertise and financial resources. Any failure to effectively manage the transition, retain key personnel, maintain business relationships or achieve anticipated synergies could adversely affect our financial condition, operational performance and growth prospects. Additionally, we may encounter unforeseen challenges in aligning the acquired businesses within our group operations, corporate culture and strategic objectives. These risks are heightened by the complexity and diversities of the industries in which the acquired businesses operate and their respective competitive landscape. Our business initiatives and expansion plans across these business lines may put us into direct or indirect contact with individuals and entities that are not within our traditional client and counterparty base, and may expose us to new asset classes, new markets and new challenges. If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

As our business develops and as we respond to competition, we may continue to assume new businesses, introduce new product and service offerings, make adjustments to our existing product and service offerings, or make adjustments to our business operations in general. Any significant change to our business operation or model that does not achieve expected results could materially and adversely affect our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

Our success depends on our ability to anticipate trends and respond to changing customer preferences for fashion, arts and entertainment content and for lodging, which impact demand for our content, products and services and the profitability of our businesses.

We create media and entertainment content, products and services. We also provide hospitality and VIP services. Our success depends substantially on customer tastes and preferences that rapidly change in often unpredictable ways.

Our continued success in our media and entertainment sectors depends in part on our ability to originate and define trends and consistently create compelling content and offer attractive products and services in a timely manner. Our content may be distributed, among other ways, through magazines, theaters, internet or mobile technology. Such distribution must meet or anticipate the changing preferences of the broad customer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of content. The success of our printed and digital media content, as well as our theatrical releases, depends on demand for traditional print publications and fashion, arts and entertainment experiences in general. Moreover, we often deploy substantial resources in content production and acquisition, acquisition of movie rights or customer facing platforms before we know the extent to which these products and services will earn customer acceptance, and these products and services may be introduced into a significantly different market or economic or social climate from the one we anticipated at the time of the investment decisions. Generally, our revenues and profitability may be adversely impacted when our fashion, arts and entertainment offerings and products, as well as our methods to make our offerings and products available to customers, do not achieve sufficient customer acceptance. Customer tastes and preferences impact, among other items, revenue from advertising sales, subscription fees, theatrical motion picture receipts, the license of rights to other distributors, sales of merchandises, sales of licensed customer products or sales of our other customer products and services. Although we attempt to stay abreast of emerging customer trends affecting our content, products and services, any failure to identify and respond to such trends could have significant adverse effects on our business, financial condition and results of operations.

The tastes, preferences and demands of our hotel guests also evolve with time. New lodging supply in individual markets, including the introduction of home and apartment sharing services and timeshare operators, could hamper our ability to maintain or increase room rates or occupancy in those markets. Our ability to remain competitive and attract and retain business, group, leisure travelers and other guests depends on our success in distinguishing and driving preference for our hospitality products and services. If we fail to catch up with any change in customer preference or to offer hospitality products and services that customers find attractive, our business, liquidity, financial condition, and results of operations could be materially adversely affected.

In addition, many of our businesses depend on acceptance of our content, products and services by customers from an increasing number of countries and regions worldwide. The success of our businesses therefore depends on our ability to successfully predict and adapt to changing customer tastes and preferences in these various countries and regions.

Our brands and reputation are our key assets. Negative perceptions or publicity of us or our brands could adversely affect our business, financial condition and results of operations.

Our brands and reputation are our key assets and play an important role in earning and maintaining the trust and confidence of our existing and prospective customers.

In respect of our media business, we believe our brands are powerful and trusted with the reputation for high-quality editorial and content independence. Our brands, including, among others, L’Officiel and The Art Newspaper, might be damaged by incidents that erode customer trust such as negative publicity, a perception that our content is not timely or unreliable, or a decline in the perceived value of editorial independent or general trust in the media, which may be in part as a result of changing political and cultural environments worldwide or active campaigns by commercial participants. We may introduce new products or services that are not well received and that may negatively affect our brands. Our brands and reputation could also be adversely impacted by negative claims or publicity regarding us or our operations, personnel, products, employees, practices, including social, data privacy and environmental practices, or business affiliates, including advertisers, as well as our potential inability to adequately respond to such negative claims or publicity, even if such claims are untrue. Furthermore, our brands and reputation could be damaged if we fail to provide adequate customer service, or by failures of third-party vendors we rely on in many contexts. We invest in defining and enhancing our brands. These investments are considerable and may not be successful. We license L’Officiel and The Art Newspaper trademarks and domain names and other intellectual properties we use in our business from AMTD Group Inc. If any of the foregoing were to be experienced by AMTD Group Inc. or any of its affiliates, the L’Officiel and The Art Newspaper brands could also be adversely affected. To the extent our brands and reputation are damaged, our ability to attract and retain readers, audiences, advertisers and talented employees could be adversely affected, which could in turn have an adverse impact on our business, revenues and operating results. The prestige and reputation of our publications are critical to our success in attracting premium advertisers. If we fail to uphold the standard of content and design that our audience and advertisers expect, or if our brand perception diminishes for any reason, we may lose the appeal that makes our platform attractive for luxury and high-end advertising and thereby experience a decline in advertising revenue, reduced market share and long-term damage to our brand equity.

For our hospitality business, many factors can affect the reputation and value of our company or one or more of our properties or brands, including our ability to protect and use our brands and trademarks; our properties’ adherence to service and other brand standards; our approach to, or incidents involving, matters related to food quality and safety, guest and associate safety, health and cleanliness, sustainability and climate impact, supply chain management, inclusion and belonging, human rights, and support for local communities; and our compliance with applicable laws.

In addition, as a holding company with multiple business lines, adverse events or reputational damage suffered by one of our business lines could harm the overall perception of our company and ripple across all our other business lines. Brands and reputation are our critical assets across all our business lines and the success of each of our business lines is interdependent to that extent. This interdependence increases the risk that the reputational damage to one segment could be carried through and amplify across the broader operation of our company.

Reputational value is also based on perceptions, and broad access to social media makes it easy for anyone to provide public feedback that can influence perceptions of us and our brands, and it may be difficult to control or effectively manage negative publicity, regardless of whether it is accurate. While reputations may take decades to build, negative incidents can quickly erode trust and confidence, particularly if they result in adverse mainstream and social media publicity, governmental investigations, proceedings or penalties, or litigation. Negative incidents could lead to tangible adverse effects on our business, including lost sales, boycotts, reduced customers, loss of business opportunities, adverse government attention, or associate retention and recruiting difficulties. Any material decline in the reputation or perceived quality of our brands or corporate image could affect our market share, reputation, business, financial condition, or results of operations.

Our business and financial results may be adversely impacted by economic, market, geopolitical and public health conditions or other events causing significant disruption.

We and the companies with which we do business are subject to risks and uncertainties caused by factors beyond our control, including economic, geopolitical and public health conditions. These include economic weakness, instability, uncertainty and volatility, including the potential for a recession; a competitive labor market and evolving workforce expectations; inflation; supply chain disruptions; rising interest rates; political and sociopolitical uncertainties and conflicts; and public health crises. These factors may result in declines or volatility in our results.

Advertising spending is sensitive to economic, geopolitical and public health conditions, and our advertising revenues could be adversely affected as advertisers respond to such conditions by reducing their budgets or shifting spending patterns or priorities. Economic, geopolitical and public health conditions may also lead to fluctuations in the size and engagement of our audience, which can impact our ability to attract, engage and retain audience, and thereby affecting our business, financial condition and results of operations. Our costs may also be adversely affected by economic and geopolitical conditions. For example, if inflation increases for an extended period, our employee-related costs are likely to increase. Our printing and distribution costs may be impacted by inflation and higher costs, including those associated with raw materials, delivery costs and utilities.

Similarly, consumer demand for our hospitality services is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Decreased global or regional demand for hospitality products and services can be especially pronounced during periods of economic contraction or low levels of economic growth, and the recovery period in our industry may lag overall economic improvement. In addition, many of the expenses associated with our hospitality services, including personnel costs, interest, rent, property taxes, insurance and utilities, are relatively fixed. During a period of overall economic weakness, if we are unable to meaningfully decrease these costs as demand for our services decreases, our business operations, financial performance, results and prospects for future growth may be adversely affected.

To the extent economic conditions lead customers to reduce spending on discretionary activities, our customers may increasingly shift to lower-priced options and our ability to retain current and obtain new customers or implement price increases could be hindered, which would adversely impact our revenue.

Any events causing significant disruption or distraction to the public or to our workforce, or impacting overall macroeconomic conditions, such as supply chain disruptions, political instability or crises, economic instability, war, public health crises, social unrest, terrorist attacks, natural disasters and other adverse weather and climate conditions, or other unexpected events, could also disrupt our operations or the operations of one or more of the third parties on which we rely. Further, if a significant portion of our workforce or the workforces of the third parties with which we do business is unable to work due to power outages, connectivity issues, illness or other causes that impact individuals’ ability to work, our operations and financial performance may be negatively impacted.

Because we have a worldwide business presence spanning Europe, Asia, and the U.S., we are subject to economic, market, geopolitical and other macro risks and uncertainties in multiple regions. If any of the risks described above materializes in any of the geographies in which we operate, our business and financial condition could be adversely affected. In addition, these risks could vary significantly across different regions, presenting greater challenge for or requiring more significant resources from us to effectively address them.

The future impact that economic, geopolitical and public health conditions will have on our business, operations and financial results is uncertain and will depend on numerous evolving factors and developments that we are not able to reliably predict or mitigate. It is also possible that these conditions may accelerate or worsen the other risks discussed in this section.

If we are unable to successfully develop and execute our strategic growth initiatives, or if they do not adequately address the challenges or opportunities we face, our business, financial condition and prospects may be adversely affected.

Our success is dependent in part on our ability to identify, develop and execute appropriate strategic growth initiatives that will enable us to achieve sustainable growth in the long-term. The implementation of our strategic initiatives is subject to both the risks affecting our business generally and the inherent risks associated with implementing new strategies. These strategic initiatives may not be successful in generating revenues or improving operating profit and, if they are, they may take longer than anticipated. As a result and depending on evolving conditions and opportunities, we may need to adjust our strategic initiatives and such changes could be substantial, including modifying or terminating one or more of such initiatives. Termination of such initiatives may require us to write down or write off the value of our investments in them. Transition and changes in our strategic initiatives may also create uncertainty in our employees, customers and partners that could adversely affect our business and revenues. In addition, we may incur higher than expected or unanticipated costs in implementing our strategic initiatives, attempting to attract revenue opportunities or changing our strategies. There is no assurance that the implementation of any strategic growth initiative will be successful, and we may not realize anticipated benefits at levels we project or at all, which would adversely affect our business, financial condition and prospects.

Acquisitions, investments and other transactions could adversely affect our costs, revenues, profitability and financial position.

In order to position our business to take advantage of growth opportunities, we intend to continue to engage in discussions, evaluate opportunities and enter into agreements for possible additional acquisitions, investments and other transactions. We may also consider the acquisition of, or investment in, specific properties, businesses or technologies that fall outside our traditional lines of business and diversify our portfolio, including those that may operate in new and developing industries, if we deem such properties sufficiently attractive.

Acquisitions may involve significant risks and uncertainties, including difficulties in integrating acquired businesses, including cultural challenges associated with transitioning employees from the acquired company into our organization; failure to correctly anticipate liabilities, deficiencies or other claims or costs; diversion of management attention from other business concerns or resources; use of resources that are needed in other parts of our business; possible dilution of our brands or harm to our reputation; the potential loss of key employees; risks associated with strategic relationships; risks associated with integrating operations and systems, such as financial reporting, internal control, compliance and information technology systems, including those related to cybersecurity and data privacy, in an efficient and effective manner; and other unanticipated problems and liabilities.

Competition for certain types of acquisitions is significant. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions or other strategic transactions on favorable terms, or at all. Even if successfully negotiated, closed and integrated, certain acquisitions or investments may prove not to sufficiently advance our business strategy or provide the anticipated benefits, may cause us to incur unanticipated costs or liabilities, may result in write-offs of impaired assets, and may fall short of expected return on investment targets, which could adversely affect our business, results of operations and financial condition.

Our history can be traced back to AMTD IDEA’s acquisition of L’Officiel in April 2022 and The Art Newspaper in October 2023. The success of the acquisitions depends, in part, on our ability to successfully apply our editorial, subscription, advertising, marketing and operational expertise and to help grow L’Officiel and The Art Newspaper in an efficient and profitable manner. The success of the acquisition also depends, in part, on factors outside of our control, such as the market for fashion and arts products and services. We may not be able to achieve our intended strategy or manage L’Officiel and The Art Newspaper successfully, or doing so may be more costly than we anticipate, and we may experience difficulty in realizing the expected benefits of the acquisitions.

In addition, we have made investments, minority or otherwise, in companies and we may make similar investments in the future. Such investments subject us to the operating and financial risks of these businesses and to the risk that, as far as minority investment is concerned, we do not have sole control over the operations of these businesses. Our investments may be illiquid, and the absence of a market may inhibit our ability to dispose of them. In addition, if the book value of an investment were to exceed its fair value, we would be required to recognize an impairment charge related to the investment.

We may be unable to obtain any additional capital required in a timely manner or on acceptable terms, or at all.

To grow our business and remain competitive, we may require additional capital from time to time for our daily operations. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•        our market position and competitiveness in the industries in which we operate;

•        our future profitability, overall financial condition, results of operations and cash flows;

•        general market conditions for capital-raising activities by our competitors; and

•        economic, political and other conditions internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms, or at all. In addition, our future capital or other business needs could require us to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders’ shareholdings. Any incurrence of indebtedness will also lead to increased debt service obligations, and could result in operating and financing covenants that may restrict our operations or our ability to pay dividends to our shareholders.

Specifically, we must periodically spend money to fund new hotel investments, as well as to refurbish and improve existing hotels. The availability of funds for new investments, and improvement of existing hotels depends in large measure on our ability to access the capital markets. Obtaining financing on attractive terms has been, and may in the future be further, constrained by the capital markets for hotel and real estate investments.

We face risks associated with debt obligations that are scheduled to mature in the near term

Some of our existing debt obligations are scheduled to mature within the next 12 months. Our ability to refinance or repay these obligations will depend on various factors, including our financial condition, cash flow generation, creditworthiness and prevailing market conditions at the time of refinancing. If we are unable to refinance our maturing debt on favorable terms, or at all, we may face liquidity constraints, increased financing costs or default risks, which could materially and adversely affect our financial position and operations.

The availability and terms of refinancing are subject to macroeconomic conditions, interest rate fluctuations and the overall health of credit markets. We could be challenged with more stringent borrowing terms, higher interest rates or additional collateral requirements, or an unwillingness to extend credit in general. Additionally, our ability to refinance our debt may be influenced by our credit ratings, financial performance and leverage ratios. Any deterioration in our financial metrics, operational performance or market perception could negatively impact our access to capital and increase the cost of refinancing. Furthermore, covenants associated with existing or new debt agreements may restrict our ability to pursue certain refinancing options or require compliance with specific financial thresholds, which could further complicate the refinancing process.

Failure to refinance maturing debt obligations could force us to utilize available cash reserves or other liquidity sources to repay our debts, which could reduce our ability to fund working capital, capital expenditures or strategic initiatives. The inability to refinance could also lead to default, acceleration of debt obligations or insolvency proceedings, any of which could have a material adverse effect on our business, reputation and financial condition.

Our business may suffer if the intellectual property we use in our business is not protected.

Our business depends on our intellectual property, including the valuable trademarks and copyrighted content we own or is licensed to us. We believe the protection and monetization of our trademarks and copyrighted content, as well as other intellectual property, is critical to our continued success and our competitive position.

Trademark laws and registration requirements vary significantly across countries, and we may face challenges in securing trademark protection in all relevant markets. This could result in the inability to enforce our rights against third-party infringers, leading to brand dilution, consumer confusion, or loss of market share. In some jurisdictions, trademark registration may be denied due to pre-existing claims, conflicting marks or local legal restrictions. Additionally, the process of registering trademarks can be time-consuming, costly and subject to administrative or legal hurdles, particularly in regions with complex or underdeveloped intellectual property systems. The inability to secure trademark rights in key markets increases the risk of unauthorized use of our brands by competitors, counterfeiters and other third parties. This could harm our reputation, erode customer trust, diminish the value of our brands, and limit our ability to expand our operations or pursue strategic opportunities.

Our ability to protect our intellectual property is also subject to the inherent limitation in protections available under intellectual property laws in the jurisdictions where we operate our business. Unauthorized parties may unlawfully misappropriate our brands, content, technology and other intellectual property and the measures we have taken to protect and enforce our rights may not be sufficient to fully address or prevent all third-party infringement.

Advancements in technology, including advancements in generative AI technology, have made unauthorized copying and wide dissemination of unlicensed content easier, including by anonymous foreign actors. At the same time, detection of unauthorized use of our intellectual property and enforcement of our intellectual property rights have become more challenging, in part due to the increasing volume and sophistication of attempts at unauthorized use of our intellectual property, including from generative AI developers or users. As our business and the presence and impact of bad actors become more global in scope, we may not be able to protect our proprietary rights in a cost-effective manner in other jurisdictions. In addition, intellectual property protection may not be available in every country in which our products and services are distributed or made available through the internet.

While it is our policy to protect and defend and have protected and defended vigorously our rights to our intellectual property, we cannot predict whether our steps taken to protect and enforce, or to require our licensors to protect and enforce, our intellectual property rights will be adequate to prevent infringement, dilution, misappropriation or other violation of these rights. If we are unable to protect and enforce our intellectual property rights, we may not succeed in realizing the full value of our assets, our business and profitability may suffer, and our brands may be tarnished by misuse of our intellectual property.

We and the AMTD Group Inc. (see “Information about aWME — Intellectual Property — Intellectual Property Licensed Agreement with AMTD Group Inc.” regarding how we license domain names we use in our business from AMTD Group Inc.) are the registrants for numerous domain names for websites that we use in our business. The allocation and registration of domain names are generally overseen by not-for-profit organizations (including but not limited to the Internet Corporation for Assigned Numbers and Names, the Internet Assigned Numbers Authority and regional internet registries such as the Réseaux IP Européens Network Coordination Centre and Asia Pacific Network Information Centre), and these non-for-profit organizations may continue to establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. We may not be able to, or it may not be cost effective to, acquire or maintain all domain names that utilize our business brands in all of the countries in which we currently conduct or intend to conduct business. Further, we may be unable to prevent competitors or other third parties from acquiring or using domain names that are similar to, infringe upon, or diminish the value of our domain names. We note that if a competitor or third party acquires or uses a domain name that is similar to or diminishes the value of our domain names, if such third party domain name incorporates any of the trademarks that we have registered in the relevant jurisdiction then we may be able to bring a claim of trademark infringement (see risks related to enforcement of intellectual property rights above). If we lose the ability to use a domain name or have to contend with the existence of confusingly similar domain names held by third parties, we could incur additional expenses to market our brand within that country. This could substantially harm our business, results of operations, financial condition and prospects.

In addition, we license L’Officiel and The Art Newspaper trademarks and domain names and other intellectual properties we use in our business from AMTD Group Inc. See “Information About aWME — Intellectual Property — Intellectual Property License Agreement with AMTD Group Inc.” The license agreement has an initial term of 20 years and will automatically renew for terms of five years each unless either us or AMTD Group Inc. notifies the other party no later than six months prior to the expiration of the then-current term. We may not be able to and AMTD Group Inc. may refuse to renew this license agreement, due to change in our relationship or otherwise. The license agreement is also terminable by either part if there is a material breach on the part of the other party that is not cured within the prescribed period. The termination or lack of renewal of this license agreement, or if it is renewed on less favorable terms, could have a material adverse effect on our business, financial condition and results of operations. Our success is also partially dependent on the reputation of AMTD Group Inc. and their intellectual properties, and the ability of AMTD Group Inc. to protect and maintain the intellectual property rights that we use in connection with our business, all of which may be harmed by factors outside our control, including unfavorable publicity or negative news regarding us, AMTD Group Inc. and the respective directors, officers and employee and business partners, that could adversely affect our reputation and our results of operations.

We may be subject to claims of intellectual property infringement that could adversely affect our business.

We may receive claims from third parties alleging violations of their intellectual property rights. Specifically, third parties may hold intellectual property rights, such as copyrights, trademarks, or other proprietary claims in the content which we use in our publication and other businesses, such as text, images, audio, video, and other media. Content, and particularly historical content, often presents unique challenges in determining ownership or rights holders due to factors such as incomplete records, the passage of time or the complexity of inheritance or transfer of rights. Additionally, the digitization and republication of historical materials may inadvertently expose us to infringement risks if the original rights holders or their successors have not been properly identified or consulted. Failure to identify and secure the necessary permissions or licenses for the use of such content could result in claims of infringement, litigation, or financial liabilities. As we publish more content in a variety of media both on our own platforms and third-party platforms such as social media, the likelihood of receiving claims of infringement may rise. Defending against intellectual property infringement claims can be time consuming, expensive to litigate or settle, and a diversion of management and newsroom attention. In addition, litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and we may not be successful in defending ourselves in such matters.

If we are unsuccessful in defending against third-party intellectual property infringement claims, these claims may require us to enter into royalty or licensing agreements on unfavorable terms, alter how we present content to our audience, alter certain of our operations or otherwise incur substantial monetary liability. The occurrence of any of these events as a result of these claims could result in substantially increased costs or otherwise adversely affect our business. For claims against us, insurance may be insufficient or unavailable, and for claims related to actions of third parties, either indemnification or remedies against those parties may be insufficient or unavailable. Intellectual property claims may also harm our brands and reputation, even if they are vexatious or do not result in liability.

Attracting and maintaining a talented and diverse workforce, which is vital to our success, is challenging and costly. Failure to do so would have a negative impact on our competitive position, reputation, business, financial condition and results of operations.

Our ability to attract, develop, retain and maximize the contributions of talent from diverse backgrounds, and to create the conditions for our people to do their best work, is vital to the continued success of our business and central to our long-term strategy. Our employees and the individuals we seek to hire, particularly, in respect of our media and entertainment business, our executive officers, editorial staff, creative directors and other professionals, are highly sought after by our competitors and other companies, some of which have greater resources than we have and may offer compensation and benefits packages that are perceived to be better than ours. As a result, we may incur significant costs to attract new employees and retain our existing employees and we may lose talent through attrition or be unable to hire new employees quickly enough to meet our needs. Our continued ability to attract and retain highly skilled talent from diverse backgrounds for all areas of our organization depends on many factors, including the compensation and benefits we provide; career development opportunities that we provide; our reputation; workplace culture; and progress with respect to diversity, equity and inclusion efforts. Our employee-related costs may increase, including as a result of a competitive labor market, evolving workforce expectations and inflation. We must also continue to adapt to ever-changing workplace and workforce dynamics and other changes in the business and cultural landscape, including, for example, as they relate to in-office, hybrid and remote work. Additionally, we are subject to complex, technical and rapidly evolving laws and regulations related to labor, employment and benefits, and any non-compliance, or alleged non-compliance, could cause us reputational harm and adversely impact our ability to attract and retain a talented and diverse workforce.

Our success is also heavily reliant on the continued service and performance of our key management personnel, including our founder, who play a critical role in shaping our strategic direction, operational execution and overall growth.

If we were unable to attract and retain a talented and diverse workforce, or if we were to lose the service or commitment of our key management or our founder, it would disrupt our operations; would impact our competitive position and reputation; and could adversely affect our business, financial condition or results of operations. Effective succession planning is also important to our long-term success, and a failure to effectively ensure train and integrate new employees could hinder our strategic planning and execution.

We make strategic investments using our own capital, and may not be able to realize any profits from these investments for a considerable period of time, or may lose some or all of the principal amounts of these investments.

We derive a meaningful portion of our revenue from strategic investment business. For the years ended December 31, 2022 and 2023 and for the six months ended June 30, 2024, dividend and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets accounted for 23.6%, 142.1% and 25.3%, and net fair value changes on financial assets at fair value through profit or loss accounted for 41.6%, (88.8)% and 21.1%, of our total revenue, respectively. Our strategic investment portfolio primarily consists of investments in equity securities of public and private companies. Making a sound investment decision requires us to carefully identify and select a target company based on its business, financial condition, operations, and the industry in which it operates. In general, this process involves analytical assessment and estimation of the target company’s profitability and sustainability. We may make unsound investment decisions due to fraudulent and concealed, inaccurate or misleading statements from a target company in the course of our due diligence, which could lead us to mistakenly estimate the value of the target company and affect our ability to derive profit from such investments. In addition, our understanding of and judgment on the target company’s business and prospects, and the industry in which the target company operates may deviate and result in inaccurate investment decisions.

Our investments are concentrated in relatively few industries or sectors and our investment portfolio may be concentrated in certain geographic regions, individual investments, or types of securities that may or may not be listed. Any significant decline in the value of our investment portfolio may therefore adversely impact our business, results of operations, and financial condition.

In addition, we have limited control over our investee companies. We do not have the necessary power to mandate or block material corporate actions. If these investee companies fail to carry out business in a compliant manner, incur overly excessive amount of debt or go bankrupt, or the business operations decline, the fair value of our investment in these companies may deteriorate or, in extreme cases, decrease to zero. We are subject to the risk that the majority shareholders or the management of these investee companies may act in a manner that does not serve the investee companies’ interests. The general operational risks, such as inadequate or failing internal control of these investee companies, the compliance risks, such as any lack of requisite approvals for investee companies’ businesses, and legal risks, such as violation of laws and regulations or fraudulent or otherwise improper activities, may also expose our investments to risks. Furthermore, these investee companies may fail to abide by their agreements with us, for which we may have limited or no recourse. These investee companies may not declare dividend, or even if they do, we may not be able to secure liquidity conveniently until we receive such dividend. If any of the foregoing were to occur, our business, reputation, financial condition and results of operations could be materially and adversely affected.

In recent years, there has been increasing competition for private equity investment opportunities, which may limit the availability of investment opportunities or drive up the price of available investment opportunities, and, as a result, our financial condition and results of operations may be materially and adversely affected.

Our results of operations and financial condition may be materially affected by fluctuations in the fair value of our equity investments in our investee companies.

We have made significant equity investments in public and private companies and recognize dividend and gain related to disposed investments and net fair value changes on investments and derivatives on our combined statements of profit or loss and other comprehensive income. For the years ended December 31, 2022 and 2023 and for the six months ended June 30, 2024, dividend and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets accounted for 23.6%, 142.1% and 25.3%, and net fair value changes on financial assets at fair value through profit or loss accounted for 41.6%, (88.8)% and 21.1%, of our total revenue, respectively. Since we intend to hold our investments on a long-term basis, fair value of our equity investments is subject to market fluctuations due to changes in the market prices of securities, interest rates, or other market factors, such as liquidity, or regulatory factors, such as changes in policies affecting the businesses of our investee companies. As of June 30, 2024, the aggregate fair value of our strategic investment portfolio was US$79.5 million. Although we do not intend to make frequent trades on investments for profit, the nature of investment and significance of our investment holdings could adversely affect our results of operations and financial condition.

Our investments are subject to liquidity, concentration, regulatory, credit and other risks.

Our portfolio is concentrated in a limited number of portfolio companies. As of June 30, 2024, our strategic investment portfolio reached an aggregate fair value of US$79.5 million, of which our investment in banking sector accounted for 99.7%. As a result, the aggregate returns we realize may be significantly affected adversely if any of the investment performs poorly or if we need to write down its value. Additionally, our investments are concentrated in relatively few industries or sectors. As a result, a downturn in any particular industry or sector in which we are invested could significantly impact the aggregate returns we realize and therefore materially and adversely affect our results of operations and financial condition.

Some of our strategic investments are in the form of securities that are not publicly traded. Investments in private businesses involve a high degree of business and financial risk. In many cases, there may be prohibition by contract or by applicable laws from selling such securities for a period of time or there may not be a public market for such securities. We may have no or limited ability to dispose of these investments at times when it may be otherwise advantageous for us to liquidate such investments. In addition, if we were forced to immediately liquidate some or all of the investments in a portfolio company, the proceeds of such liquidation could be significantly less than the current value thereof. Furthermore, there is generally no publicly available information about the companies in which we invest. If we are unable to identify all material information about these companies, among other factors, we may fail to receive the expected return on investment or lose some or all of the money invested in these companies. In addition, these businesses may have shorter operating histories, narrower product lines, smaller market shares and less experienced management than their larger competitors and may be more vulnerable to customer preferences, market conditions, and loss of key personnel, or economic downturns, which may adversely affect the return on, or the recovery of, investments in such businesses.

Our operating results are subject to seasonal fluctuations.

Our revenues and results of operation are subject to seasonal fluctuations.

The hospitality industry is subject to fluctuations in revenues due to seasonality. The periods during which our properties experience higher revenues vary from property to property, depending principally upon their location, type of property and competitive mix within the specific location. Generally, the third quarter, in which the summer holidays fall, accounts for a higher percentage of our annual revenues in the hotel operation, hospitality and VIP services segment than the other quarters of the year. In addition, certain special events, such as large-scale exhibition, concerts or sports events, may increase the demand for our hotels significantly as such special events may attract travelers into and within the regions where we operate hotels.

Environmental, social and governance matters, and any related reporting obligations, may impact our businesses.

Regulators, investors and other stakeholders around the world are increasingly focused on environmental, social and governance, or ESG, matters. New domestic and international laws and regulations relating to ESG matters, including environmental sustainability and climate change, human capital management, privacy and cybersecurity, are under consideration or have recently been adopted. These laws and regulations include specific, target-driven disclosure requirements or obligations. Our response to such requirements or obligations requires additional investments, increased attention from management and the implementation of new practices and reporting processes, and involves additional compliance risk. In addition, our ability to implement ESG-related initiatives is dependent on external factors. For example, our ability to carry out sustainability initiatives may depend in part on third-party collaboration, mitigation innovations and the availability of economically feasible solutions at scale. Furthermore, factors such as changes in methodologies and processes for reporting ESG data, improvements in third-party data and the evolving standards for identifying, measuring and reporting ESG metrics, including disclosures that may be required by regulators, could impact our reporting of and progress toward our own ESG goals and commitments. Any failure, or perceived failure, by us to comply with complex, technical and rapidly evolving ESG-related laws and regulations, or to meet our own ESG targets and commitments, may negatively impact our reputation and result in penalties or fines.

Any negative publicity with respect to us, our founder, directors, officers, employees, shareholders or other beneficial owners, our peers, business partners or our industries in general, may materially and adversely affect our reputation, business and results of operations.

Our reputation and brand recognition play an important role in earning and maintaining the trust and confidence of our existing and prospective customers. Our reputation and brands are vulnerable to many threats that can be difficult or impossible to control and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct, other improper activities or negative rumors or investigations relating to our business, shareholders or other beneficial owners, founder, affiliates, directors, officers or other employees, can harm our reputation, business and results of operations, even if they are baseless or otherwise have been satisfactorily addressed. There have been media reports pointing to certain regulatory issues relating to such individual’s past work approximately 10 years ago at a financial firm unrelated to us. The foregoing may lead to additional inquiries, market attentions or other legal or regulatory actions against us, our shareholders, founder, affiliates, directors, officers or other employees by any regulatory or government authorities. Any such regulatory inquiries, investigations or actions, as well as perceptions of conflicts of interest, our inappropriate business conduct or perceived wrongdoing by any key member of our management team, board of directors or founder, among other things, could substantially damage our reputation regardless of their merits and cause us to incur significant costs to defend ourselves. In addition, any negative market perception or publicity on our business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brands and reputation or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about our industries in general or product or service quality problems of other firms in our industries, including our competitors, may also negatively impact our reputation and brands. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain customers, third-party partners and key employees could be harmed and, as a result, our business, financial position and results of operations would be materially and adversely affected.

Fraud or misconduct by our directors, officers, employees, shareholders, business partners, customers or other third parties could harm our reputation and business and may be difficult to detect and deter.

It is not always possible to detect and deter fraud or misconduct by our directors, officers, employees, shareholders, business partners, customers or other third parties. The precautions that we take to detect and prevent such activity may not be effective in all cases, and we may suffer significant reputational harm and financial loss for any fraud misconduct by any of these individuals. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.

There is a risk that our directors, officers, employees, shareholders, business partners, customers or other third parties could engage in fraud or misconduct that materially and adversely affects our business. We are subject to a number of obligations and standards arising from our businesses. The violation of these obligations and standards by any of our directors, officers, employees, shareholders, business partners, customers or other third parties could materially and adversely affect us and our investors. If any of our directors, officers, employees, shareholders, business partners, customers or other third parties were to engage in fraud or misconduct or were to be accused of such fraud or misconduct, our business and reputation could be materially and adversely affected.

The international scope of our business exposes us to risks inherent in global operations.

We conduct our business on a global scale and we are focused on further expanding the international scope of our business and face the inherent risks associated with doing business on a global scale, including:

•        varied culture, trends and customer tastes in different countries and regions;

•        government policies and regulations that restrict our operations, including restrictions on access to our content and products;

•        effectively staffing and managing global operations;

•        navigating local customs and practices;

•        protecting and enforcing our intellectual property and other rights under varying legal regimes;

•        complying with applicable laws and regulations;

•        restrictions on the ability of our group companies to do business in foreign countries, including restrictions on foreign ownership, foreign investment or repatriation of funds;

•        higher-than-anticipated costs of entry; and

•        currency exchange rate fluctuations.

Adverse developments in any of these areas could have an adverse impact on our business, financial condition and results of operations.

The effects of, or our failure to comply with, applicable laws, regulations and government policies may disrupt our business, lower our revenues, increase our costs, reduce our profits, limit our growth, or damage our reputation.

Because we operate internationally and in various business sectors, we are subject to or affected by a variety of laws, regulations and government policies around the globe, including, among others, those related to censorship, real estate, hospitality services, intellectual property; defamation; publishing certain types of information; labor, employment and immigration; tax; payment and payment processing; anti-bribery, anti-corruption, and anti-money laundering; economic sanctions; marketing and advertising efforts; cybersecurity, data privacy, data localization, data transfers, and the handling of personal information; competition; climate and the environment; and health and safety. These laws, regulations, and government policies may be complex and change frequently and could have a range of adverse effects on our business. The compliance programs, internal controls, and policies we maintain and enforce may need to be updated regularly to keep pace with changing laws, regulations and government policies and may not prevent our associates, contractors, or agents from materially violating applicable laws, regulations, and government policies. The requirements of applicable laws, regulations, and government policies, our failure to meet such requirements (including investigations and publicity resulting from actual or alleged failures), or actions we take to comply with such requirements or investigations could have significant adverse effects on our results of operations, reputation, or ability to grow our business.

We may be subject to risks relating to litigation and regulatory investigations and proceedings, which could adversely affect our business, prospects, results of operations and financial condition.

From time to time we may be subject to lawsuits and arbitration claims in the ordinary course of our business brought by external parties or disgruntled current or former employees, inquiries, investigations and proceedings by regulatory and other governmental agencies. We cannot assure you that we will not be subject to similar disputes, complaints or legal proceedings in the future, which may damage our reputation, evolve into litigations or otherwise have a material adverse impact on our reputation and business. Actions brought against us, with or without merits, may result in administrative measures, settlements, injunctions, fines, penalties, negative publicities or other results adverse to us that could have material adverse effect on our reputation, business, financial condition, results of operations and prospects. The outcomes of actions we institute may not be successful or favorable to us. Adverse outcomes in lawsuits or investigations could result in significant monetary damages or injunctive relief that could adversely affect our results of operations or financial condition as well as our ability to conduct our business as it is presently being conducted. Even if we are successful in defending ourselves against these actions, the defense may have an adverse impact on us as a result of legal costs and diversion of the attention of management and other personnel.

Lawsuits against us may also generate negative publicity that significantly harms our reputation, which may adversely affect our customer base. We may also need to pay damages or settle lawsuits with a substantial amount of cash. While we do not believe that any currently pending proceedings are likely to have a material adverse effect on us, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or adjust our business practices, which could have a material and adverse effect on our business, financial condition and results of operations.

Our success depends on our ability to effectively improve and scale our technical and data infrastructure.

Our ability to attract and retain customers is dependent upon the reliable performance and increasing capabilities and integration of our products and services and our underlying technical and data infrastructure. As our business grows in size, scope and complexity, and as legal requirements and customer expectations continue to evolve, we must continue to invest significant resources to maintain, integrate, improve, upgrade, scale and protect our products and technical and data infrastructure, including some legacy systems. Our failure to do so quickly and effectively, or any significant disruption in our service, could damage our reputation, result in a potential loss of customers or ineffective monetization of products or other missed opportunities, subject us to fines and civil liability or adversely affect our financial results.

We may experience disruptions or difficulties that could adversely affect our operations, the management of our finances and the effectiveness of our internal control over financial reporting, which in turn may negatively impact our ability to manage our business and to accurately forecast and report our results, which could harm our business.

Security incidents and other network and information systems disruptions could affect our ability to conduct our business effectively and damage our reputation.

Our systems store and process confidential customer and employee and other sensitive personal and company data, and therefore maintaining our network security is of critical importance. In addition, we rely on the technology, systems and services provided by third-party vendors, including cloud-based service providers, for a variety of operations, including encryption and authentication technology, employee email, domain name registration, content delivery, administrative functions, including payroll processing and certain finance and accounting functions and other operations.

There could be attempts by malicious actors to breach our security and compromise our information technology systems. These actors, whether internal or external to us, may use a blend of technology and social engineering techniques, including denial of service attacks, phishing or business email compromise attempts intended to induce our employees, business affiliates and users to disclose information or unwittingly provide access to systems or data, ransomware and other techniques, to disrupt service or exfiltrate data. Information security threats are constantly evolving in sophistication and volume and attackers have used generative AI and machine learning to launch more automated, targeted, sophisticated and coordinated attacks against targets, increasing the difficulty of detecting and successfully defending against them. We and the third parties with which we work may be more vulnerable to the risk from activities of this nature as a result of factors such as the high-profile nature of our business operations and the various jurisdictions in which we and our third-party providers operate; significant increases in remote and hybrid working; employee use of personal devices, which may not have the same level of protection as our devices and networks; and use of legacy software systems, among others. To date, no incidents have had a material adverse effect on our business, financial condition or results of operations.

In addition, our systems, and those of the third parties with which we work and on which we rely, may be vulnerable to interruption or damage that can result from the effects of power, systems or internet outages; natural disasters may occur more frequently or with more severity as a result of climate change; fires; rogue employees; public health conditions; acts of terrorism; or other similar events.

We have implemented controls and taken other preventative measures designed to strengthen our systems and to improve the resiliency of our business against such incidents and attacks, including measures designed to reduce the impact of a security incident at our third-party vendors. There can also be no assurance that the actions, measures and controls we have implemented will be effective against future attacks or that they will be sufficient to prevent a future security incident or other disruption to our network or information systems, or those of our third-party vendors, and our disaster recovery planning cannot account for all eventualities. Such an event could result in a disruption of our services, unauthorized access to or improper disclosure of personal data or other confidential information, or theft or misuse of our intellectual property, all of which could harm our reputation, require us to expend resources to respond to and recover from such a security incident or defend against further attacks, divert management’s attention or subject us to liability, or otherwise adversely affect our business. The costs relating to certain kinds of security incidents could be substantial, and our insurance may not be sufficient to cover all losses related to any future incidents involving our data or systems.

Failure to comply with laws and regulations with respect to privacy, data protection and customer marketing and subscriptions practices could adversely affect our business.

Our business is subject to various laws and regulations with respect to the processing, privacy and security of personal data, as well our customer marketing and subscriptions practices.

Various laws and regulations of the jurisdictions in which we operate our business, govern the processing, privacy and security of the data we receive from and about individuals (personal data), including the European General Data Protection Regulation (GDPR) and ePrivacy Directive; California’s Customer Privacy Act and Customer Privacy Rights Act, the Personal Data Protection Commission of Singapore, the Personal Data (Privacy) Ordinance of Hong Kong, and others. Failure to protect personal data in accordance with these requirements, provide individuals with adequate notice of our privacy policies, respond to customer-rights related requests or obtain required valid consent where applicable, for example, could subject us to liabilities imposed by these jurisdictions.

In Europe and the UK, we are subject to the GDPR, which comprehensively regulates our use of personal data, including cross-border transfers of personal data out of the EEA and the UK. In relation to such cross border transfers of personal data, we expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could suffer additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; we may have to implement alternative data transfer mechanisms under the GDPR and/or take additional compliance and operational measures; and/or it could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition.

In addition, various laws and regulations of the jurisdictions in which we operate our business, govern the manner in which we market our products, including with respect to subscriptions, billing, automatic renewals and cancellation. These laws and regulations differ across jurisdictions and continue to evolve. These laws, as well as any changes in these laws or how they are interpreted, could adversely affect our ability to attract and retain customers.

There has been increased focus on and regulatory scrutiny related to laws and regulations governing privacy, data protection, customer marketing and subscriptions practices. These laws continue to evolve and are subject to potentially differing interpretations. Various legislative and regulatory bodies of the jurisdictions in which we operate our business, may expand such current laws or enact new laws in these areas. Existing and newly adopted laws and regulations with respect to the processing, privacy and security of personal data, and customer marketing practices or new interpretations of existing laws and regulations, have imposed and may continue to impose obligations that affect our business, place increasing demands on our technical infrastructure and resources, require us to incur increased compliance costs and cause us to further adjust our advertising, marketing, security or other business practices. As we continue these projects over the next several years, we may experience disruptions or difficulties that could adversely affect our business.

Any failure, or perceived failure, by us or the third parties upon which we rely to comply with laws and regulations that govern our business operations and our policies, could expose us to penalties or civil or criminal liability and result in claims against us by governmental entities, classes of litigants or others, regulatory inquiries, negative publicity and a loss of confidence in us by our users and advertisers. Each of these consequences could adversely affect our business and results of operations. From time to time, we are party to litigation and regulatory inquiry relating to these laws.

We are subject to payment processing risk.

We accept payments through third parties using a variety of different payment methods, including credit and debit cards and direct debit, as well as alternative payment methods. We rely on third parties’ systems to process payments. Acceptance and processing of these payment methods are subject to differing domestic and foreign certifications, rules, regulations, industry standards, including credit card and banking policies, and laws concerning subscriptions, billing and payment, which continue to evolve. To the extent there are disruptions in our or third-party payment processing systems; errors in charges made to customers; material changes in the payment ecosystem such as large reissuances of payment cards by credit card issuers; or significant changes to certifications, rules, regulations, industry standards or laws concerning payment processing, our ability to accept payments could be hindered, we could experience increased costs or be subject to fines or civil liability, which could harm our reputation and adversely impact our revenues, operating expenses and results of operations.

In addition, we may experience fraudulent use of payment methods for subscriptions to our digital products. If we are unable to adequately control and manage this practice, it could result in inaccurately inflated customer figures used for internal planning purposes and public reporting, which could adversely affect our ability to manage our business and harm our reputation. If we are unable to maintain our fraud and chargeback rate at acceptable levels, our card approval rate may be impacted, and card networks could impose fines and additional card authentication requirements or terminate our ability to process payments, which would impact our business and results of operations as well as result in negative customer perceptions of our brands. We have taken measures to detect and reduce fraud, but these measures may not be or remain effective and may need to be continually improved as fraudulent schemes become more sophisticated. These measures may add friction to our subscription processes, which could adversely affect our ability to add and retain audience.

The termination of our ability to accept payments on any major payment method would significantly impair our ability to operate our business, including our ability to add and retain audience and collect subscription and advertising revenues, and would adversely affect our results of operations.

Defects, delays or interruptions in the cloud-based hosting services we utilize could adversely affect our reputation and operating results.

We currently utilize third-party subscription-based software services as well as public cloud infrastructure services to provide solutions for many of our computing and bandwidth needs. Any interruptions to these services could result in interruptions in service to our customers and our critical business functions, notwithstanding business continuity or disaster recovery plans or agreements that may currently be in place with these providers. This could result in unanticipated downtime and harm to our operations, reputation and operating results. A transition of these services to different cloud providers would be difficult, time consuming and costly to implement. In addition, if hosting costs increase over time or if we require more computing or storage capacity as a result of audience growth or otherwise, our costs could increase disproportionately.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We may not be able to successfully extend or renew our leases, specifically for our offices, upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate the affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow, and failure in relocating our affected operations could adversely affect our business and operations.

If our insurance coverage is insufficient, we may be subject to significant costs and business disruption.

We cannot assure you that we have sufficient insurance to cover all aspects of our operations. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We require comprehensive property and liability insurance policies for the hotel properties we operate with coverage features and insured limits that we believe are customary. Market forces beyond our control may nonetheless limit the scope of the insurance coverage we can obtain, or our or their ability to obtain coverage at reasonable rates. Certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, terrorist acts, pandemics, or liabilities that result from incidents involving the security of information systems, may result in high deductibles, low limits, or may be uninsurable, or the cost of obtaining insurance may be unacceptably high. As a result, we may not be successful in obtaining insurance without increases in cost or decreases in coverage levels, or may not be successful in obtaining insurance at all. Further, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of any lost investment or in some cases could result in certain losses being totally uninsured. As a result, our operations, revenues and profits could be adversely affected.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our securities may be adversely affected.

We will become subject to reporting obligations under the U.S. securities laws upon Closing. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting. Our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our securities. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.

Natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic diseases and any similar event could materially impact our business. If a disaster or other disruption were to occur in the future that affects the regions where we operate, our operations could be materially and adversely affected.

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome or SARS, Zika virus, Ebola virus, coronavirus or other disease. In recent years, outbreaks of COVID-19 resulted in quarantines, travel restrictions and the temporary closure of businesses and facilities worldwide. These events are beyond our control, and we cannot assure you that similar events will not happen in the future and our business and results of operations may not be adversely affected.

Exchange rate fluctuations could result in significant foreign currency gains and losses and affect our business results.

We earn revenues and incur expenses in foreign currencies in connection with our operations outside of the U.S. Accordingly, fluctuations in currency exchange rates may significantly increase the amount of U.S. dollars required for foreign currency expenses or significantly decrease the U.S. dollars we receive from foreign currency revenues. We are also exposed to currency translation risk because the results of our non-U.S. business are generally reported in local currency, which we then translate to U.S. dollars for inclusion in our Financial Statements. As a result, exchange rate changes between foreign currencies and the U.S. dollar affect the amounts we record for our foreign assets, liabilities, revenues and expenses, and could have a material negative effect on our financial results. To the extent that our international operations continue to grow, our exposure to foreign currency exchange rate fluctuations will grow.

[We will adopt a share incentive plan and plan to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

[We will adopt a share incentive plan, or the 2025 Share Incentive Plan, upon the Closing, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under this plan, we will be authorized to grant options and other types of awards. The maximum number of ordinary shares that may be issued pursuant to all awards under the 2025 Share Incentive Plan will initially be            ordinary shares. See “Management — Share Incentive Plan.”

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we plan to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. As a result, our expenses associated with share-based compensation may increase, which may have a material and adverse effect on our financial condition and results of operations.

Furthermore, perspective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.]

Risks Relating to aWME’s Media Business

The media industry is highly competitive, and we may be unable to compete successfully with our current or future competitors.

Our ability to compete with our competitors in the media sector effectively depends on many factors both within and beyond our control, including among other things:

•        our ability to continue delivering a breadth of high-quality content that is timely, interesting and inspiring to our audience;

•        the popularity, usefulness, ease of use, format, performance, reliability and value of our digital media services, compared with those of our competitors;

•        the sustained engagement of our audience directly with our content, products and services;

•        our ability to develop, maintain and monetize our content, products and services;

•        our ability to provide advertisers with a compelling return on their investments;

•        our reputation and brand strength relative to those of our competitors;

•        our ability to reach new audience and customers worldwide;

•        the pricing model of our content, products and services;

•        our visibility on search engines and social media platforms, compared with the visibility of our competitors;

•        our ability to effectively protect our intellectual property, including from unauthorized use by generative AI developers or users in ways that may harm our brands;

•        our marketing and selling efforts, including our ability to differentiate our products and services from those of our competitors;

•        our ability to attract, retain and motivate talented employees, including editorial staff and creative directors, among other things, who are unique and in high demand; and

•        our ability to manage and grow our business in a cost-effective manner.

Our ability to grow the size and profitability of our audience base for our print publications and digital media services depends on many factors, both within and beyond our control, and a failure to do so could adversely affect our results of operations and business.

The future growth and profitability for our print publications and digital media services depend upon our ability to retain, grow and effectively monetize our audience base worldwide.

We have invested and will continue to invest significant resources in our efforts to do so, including building a community around our magazines, diversifying channel of access, leveraging social media to publicize our content, attending events to develop relationships and promote our products and services, but there is no assurance that we will be able to successfully grow our audience base in line with our expectations, or that we will be able to do so without taking steps such as adjusting our pricing that could adversely affect our revenues, margin and profitability.

Our ability to attract and grow our audience base depends on the size of our potential audience and its sustained engagement directly with our content and products, including the breadth, depth and frequency of use. The size and engagement of our audience depends on many factors both within and beyond our control, including the size and speed of development of the markets for high-quality media and entertainment news and reviews; significant fashion, media and other events; user sentiment about the quality of our content and products; the free access we provide to our content; the format and breadth of our offerings; varied and changing customer expectations and behaviors; and our ability to successfully manage changes implemented by search engines and social media platforms or potential changes in the digital information ecosystem that affect or could affect the visibility of and traffic to our content, among other factors.

The size and engagement of our audience also depends in part on referrals from third-party platforms, including social media platforms and search engines, that direct customers to our content. These third-party platforms increasingly prioritize formats and content that are outside of our primary offerings and may vary their emphasis on what content to highlight for audience. This has caused, and may continue to cause, referrals from these platforms to our content to diminish. Additionally, search engine results and digital marketplace rankings are based on algorithms that are changed frequently, without notice or explanation. Any failure to successfully manage and adapt to changes in how our content, products and services are marketed, discovered, prioritized, displayed and monetized could cause our audience base to significantly diminish.

The size of the audience for our print publications may be affected as the media industry has transitioned from being primarily print-focused to digital and we do not expect this trend to reverse. We may be limited in our ability to prevent the resulting print revenue declines, particularly as our print products become more expensive relative to other media alternatives, including our digital products. If we are unable to offset revenue declines from print publications with other sources of revenue, or if the revenue declines at a faster rate than we anticipate, our operating results will be materially and adversely affected.

Our advertising revenues are affected by numerous factors, including market dynamics, evolving digital advertising trends and the evolution of our strategy.

Our advertising revenue is sensitive to the macroeconomic environment, as advertiser budgets can fluctuate substantially in response to changing economic conditions. Our advertising revenues could be adversely affected as advertisers, including primarily luxury and fashion brands, respond to such conditions by reducing their budgets or shifting spending patterns or priorities. See also “— Our business and financial results may be adversely impacted by economic, market, geopolitical and public health conditions or other events causing significant disruption.”

Within the fashion and luxury advertising markets, our ability to compete successfully for advertising budgets will depend on, among other factors, our ability to engage and grow our audience base, develop attractive and high-quality content, maintain our influence in the fashion and luxury markets, enhance our relationship with renowned brands and fashion influencers and demonstrate the value of our advertising and the effectiveness of our content, products and services to advertisers. In determining whether to buy advertising with us, advertisers may consider factors such as our brands and reputation, the demand for our content and products, the focus of our coverage, size and demographics of our audience, advertising rates, targeting capabilities, results observed by advertisers, and perceived effectiveness of advertising offerings and alternative advertising options. Specifically, the prestige and reputation of our publications are critical to our success in attracting premium advertisers. If our brand perception diminishes for any reason, we may lose the appeal that makes our platform attractive for luxury and high-end advertising and thereby experience a decline in advertising revenue. See also “— Our brands and reputation are our key assets. Negative perceptions or publicity of us or our brands could adversely affect our business, financial condition and results of operations.”

The continuing shift in customer preference from print media to digital media, as well as growing customer engagement with digital media and social platforms, has introduced significant new competition for advertising. Our revenues from print advertising may decline over time as the media industry has transitioned from being primarily print-focused to digital. Print advertising revenue may decline more quickly than we anticipate, which could create additional pressure on our profitability.

We also offer digital advertising to our customers. We compete with companies with large digital platforms, which have greater audience reach, audience data and targeting capabilities than we do. These companies may command a large share in the context of digital advertising, and we anticipate that this will continue. In addition, there is increasing demand for digital advertising in formats that are dominated by these platforms, particularly vertical short-form video and streaming, and we may not be able to compete effectively in these formats. The remaining market is subject to significant competition among publishers and other content providers, as well as audience fragmentation. These dynamics have affected, and will likely continue to affect, our ability to attract and retain advertisers and to maintain or increase our advertising rates.

Significant disruptions in our printing and distribution channels, or a significant increase in the costs to print and distribute our print publications, would have an adverse effect on our operating results.

Our print publications are printed and distributed under contracts with print and distribution partners worldwide. Our print partners rely on suppliers for deliveries of paper. The price of paper has historically been volatile, and its availability may be affected by various factors, including supply chain disruptions, transportation issues, labor shortages or unrest, conversion to paper grades other than paper and other disruptions that may affect production or deliveries of paper. A significant increase in the price of paper, or a significant disruption in our partners’ paper supply chain, would adversely affect our operating results.

Financial pressures, print publication industry trends or economics, labor shortages or unrest, changing legal obligations regarding classification of workers or other circumstances that affect our print and distribution partners and lead to reduced operations or consolidations or closures of print sites or distribution routes may increase the cost of printing and distributing our print publications, decrease our revenues if printing and distribution are disrupted and impact the quality of our printing and distribution. The geographic scope and frequency with which magazines are printed and distributed by our partners at times affects our ability to print and distribute our print publications and can adversely affect our operating results.

If we experience significant disruptions in our printing and distribution channels, or a significant increase in the costs to print and distribute our print publications, our reputation and operating results may be adversely affected. Furthermore, if the audience base to our and other companies’ print products declines, our and our vendors’ fixed costs to print and deliver paper products are spread over fewer paper copies. We may be unable to offset these increasing per-unit costs, alongside decreasing print media audience base, with revenue from price increases, and our operating results may be adversely affected.

We depend on certain franchisees to produce and distribute our print publications.

We depend on our franchisees to produce and distribute print publications in many geographies and receive royalties from these licenses. We rely on these franchisees to maintain operational and financial control over their businesses. Should these franchisees fail to monitor and control their operations adequately or if our relationship with them is disrupted or changed to our detriment, our income from royalties will decline.

The agreements with our franchisees typically allow either party to terminate the relationship under certain conditions, including breaches of contractual obligations, failure to meet performance standards, or other specified events. If our franchisees choose to terminate these agreements, we could experience a loss of revenue, disruption in operations and damage to our brand reputation in the affected markets. Conversely, if we terminate the franchise agreements, we may face legal disputes and reputational harm. If circumstances required that an existing franchisee be replaced, we could face challenges in finding replacement franchisees and there can be no assurance that a replacement franchisee would be able to contribute the same resources as the prior franchisee in terms of management, production and distribution. The necessity to replace a franchisee and, in particular, an inability to replace a franchisee for any period of time would adversely affect our financial performance both directly, from reduced royalties received, and indirectly, from reduced sales of our products. Our brands may also suffer if, as a result, there is any delay or failure in the distribution of our content and products. Additionally, the termination of franchise relationships, whether initiated by us or our franchisees, could result in the closure of locations, reduced market presence and increased operational costs associated with transitioning ownership or management.

Although we regularly implement royalty reviews of our franchisees, there can be no assurance that they will properly report royalty income or that such reviews will reveal any non-compliance with the terms of the relevant franchisees. Even if errors are revealed, the resolution of such errors may prove to be time-consuming and expensive.

We may face business challenges and increased costs in our transition from a franchise business model to a direct ownership model in respect of our media business.

We operate our media business in a hybrid model of direct ownership and franchise business and we are in the process of transitioning from a franchise business model to a direct ownership model in certain countries and regions and expanding our network. While we believe that the direct ownership model can drive significant revenue growth for us in the future, the transition to the direct ownership model will require substantial financial resources for operational restructuring, developing or acquiring new expertise in managing operational risks, employee retention and training, building up knowledge base of local markets and development of marketing initiatives, among other things. There is no assurance that we will be successfully navigating through this transition and mitigating the gaps in operational capabilities, marketing expertise and customer relationship. Failure to transition successfully may lead to loss of our brand value, customer loyalty and market share, and therefore could have significant adverse effects on our business, financial condition and results of operations.

Risks Relating to aWME’s Entertainment Business

The entertainment industry is highly competitive.

The entertainment industry is highly competitive. It is also partially dependent on the availability of potential viable projects and necessary funding to successfully complete such projects. Accordingly, we will need to locate promising projects and be able to secure necessary funding, in what may be uncertain markets.

Further, we believe the successful production and distribution of any movie project involves being able to secure qualified personnel to produce, finalize and market the project. Production requires qualified directors, writers, performers and a variety of technical persons to produce a final product. Once produced, it is necessary to distribute and market the project to a receptive public. We may not have the experience, history and reputation to attract qualified persons, who may be more inclined to work for a larger and more established company. It is also necessary to work with a distributor that will be capable of distributing the finished project to a suitable and receptive audience. The inability to locate and secure qualified professionals to produce, distribute and market our projects would have a severe, negative affect our business and ability to generate revenues.

The success of our entertainment business segment depends on the success of a limited number of film releases each year and unpredictable factors in the motion picture industry.

We generally participate in the production of a limited number of motion pictures each year. As such, the success or failure of a small number of these motion pictures could have a significant impact on our entertainment business segment and our results of operations in both the year of release and in subsequent years. The film industry is inherently unpredictable, and the success of any given film can be influenced by factors beyond our control, such as changing consumer preferences, competition from other entertainment offerings and broader economic conditions. In general, the economic success of a motion picture is largely determined by the appeal of the motion picture to a broad audience and by the effectiveness of the marketing of the motion picture. We cannot precisely predict the economic success of any of the motion pictures we produce because we cannot predict with certainty a motion picture’s acceptance by the public. If we do not accurately judge audience acceptance in selecting the motion pictures for production, or if the motion pictures are not effectively marketed, we may not recoup our costs or realize our anticipated profits. In addition, the economic success of a motion picture depends upon the public’s acceptance of competing motion pictures, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and none of which can be predicted with certainty. Additionally, delays in production or release schedules, which may arise due to, among other things, creative, technical, or regulatory challenges, can further impact the timing and financial contribution of films. Accordingly, our results may fluctuate significantly from year to year based on the box office performance, timing of releases and market reception of the limited number of films we produce at any given time and such factors render our historical financial results not indicative of our future performance.

Due to the inherent nature of producing motion pictures, we provide advances and funding for motion pictures in advance and assume the risk of not being able to recoup these investments.

We incur significant costs and cash expenditures to acquire movie rights. Many of our agreements to acquire movie rights require up-front payments. We determine the amount of the payments or funding we are willing to make based on our estimate of the economic success of the motion picture. Although these estimates are based on our knowledge of industry trends, market conditions and the market potential of the motion picture, actual results may ultimately differ from our estimates.

The production of motion pictures is subject to a number of uncertainties, including delays and increased expenditures due to creative differences among key cast members and other key creative personnel or other disruptions or events beyond our control. Risks such as illness, disability or death of star performers, technical complications with special effects or other aspects of production, shortages of necessary equipment, damage to negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or frustrate completion of a production. In addition, directors tend to hold substantial control over the production of motion pictures, and this may affect the producers’ ability to control the production schedule and budget. Further, when we co-produce in a motion picture, we generally have less control over the development and production processes.

We may be required to provide additional funding or advances to complete production of our motion pictures, for example if a motion picture incurs budget overruns during production. Such additional funding could have an adverse effect on our business, financial condition and results of operations. In addition, we may not be able to recoup our funding as a result of increased costs from budget overruns. Increased costs may also delay the release of a motion picture to a less favorable time, which could negatively affect its box office performance and thus our revenue arising out of the motion picture and its overall financial success.

If a motion picture fails to perform to our original estimates or expectations, we may not be able to realize the expected economic return from that motion picture, fail to recoup advances we paid or funding we made or record accelerated amortization or fair value write downs of capitalized motion picture production costs. Any of these events may adversely impact our business, financial condition and results of operations.

Risks associated with our capacity as a co-producer of or financial investor in our films

We co-produce (in a non-controlling position) or invest in film production, which exposes us to several risks. As a co-producer, we generally rely on the lead producer to manage key aspects of the movie production, including creative decisions, budgeting, casting, scheduling and distribution. We generally have a limited ability to influence or control critical elements of a movie project, and accordingly production outcomes for our co-produced movies may not fully align with expectations or objectives. Our strategic or financial interests may not align with those of the lead producers of our movies. The lead producer’s priorities, resources or decision-making processes may diverge from those of ours, which could potentially give rise to a misalignment or conflict of interests. Furthermore, we may have limited recourse in the event of mismanagement, delays or disputes with the lead producer, which could adversely impact the quality, timing and commercial success of the film. These could lead to increased uncertainty, reduced profitability and greater exposure to operational and financial risks in respect of our entertainment business.

The production of motion picture is a capital-intensive process, and our capacity to generate cash or obtain financing on favorable terms may be insufficient to meet our anticipated cash requirements.

The costs to develop and produce a motion picture are substantial. We are required to fund our costs for motion picture-related activities and other commitments with cash retained from operations, as well as from bank and other borrowing and participation by other producers. If our motion pictures fail to perform, we may be forced to seek substantial sources of outside financing. Such financing may not be available in sufficient amounts for us to continue to make substantial funding in the production of new motion pictures or may be available only on terms that are disadvantageous to us, either of which could have a material adverse effect on our growth or our business.

Moreover, the costs of producing motion pictures have increased in recent years and may further increase in the future, which may make it more difficult for a motion picture we produce to generate a profit. Also, compensation for star performers and other key creative personnel has been on the rise. As a result, there can be no assurance that revenue from our motion picture production would be sufficient to offset increases in the cost of production and distribution.

Industry changes in the entertainment industry may have a negative impact on our operations.

The entertainment industry, in general, is continually undergoing significant changes, primarily due to technological developments. These developments have resulted in the availability of alternative forms of leisure time entertainment, including expanded on demand services, independent productions, streaming and video games. The level of theatrical success remains a critical factor in generating revenues in these ancillary markets. It is difficult to accurately predict the effect that these and other new technological developments may have on the film industry. These uncertainties, among others, may have a negative impact on our business, financial condition, and results of operations.

Risks Relating to aWME’s Hospitality Business

We are subject to the business, financial and operating risks inherent to the hospitality industry, any of which could reduce our revenues and limit opportunities for growth.

Our business is subject to a number of business, financial and operating risks inherent to the hospitality industry, including:

•        significant competition from hospitality providers in all parts of the world;

•        changes in the supply and demand for hotel services, including rooms, food and beverage and other products and services;

•        the financial condition of and relationships with hotel management companies and joint venture partners, including the risk that they may terminate or fail to comply with the relevant management or joint venture contracts or arrangements;

•        decreases in the frequency of business travel that may result from alternatives to in-person meetings, including virtual meetings hosted online or over private teleconferencing networks;

•        increases in operating costs, including employee compensation and benefits, energy, insurance, food and beverage and other supplies;

•        the ability of third-party internet and other travel intermediaries who sell our hotel rooms to guests to attract and retain customers;

•        delays in or cancellations of planned or future development or refurbishment projects at hotels in our system;

•        cyclical over-building in the hospitality industry; and

•        changes in desirability of geographic regions of the hotels in our business, geographic concentration of our operations and customers and shortages of desirable locations for development.

Any of these factors could (i) increase our costs or (ii) limit or reduce the prices we are able to charge, or (iii) otherwise affect our ability to maintain or operate existing properties or develop new properties. As a result, any of these factors can reduce our revenues and limit opportunities for growth.

The hospitality market is highly competitive, and we may be unable to compete successfully.

The market to provide hospitality services is highly competitive and fragmented. The barriers to entry are low and new competitors may enter the market at any time. Our current or potential competitors include global hotel brands, regional hotel chains, independent hotels, online travel agencies and home-sharing and rental services and short term/vacation rental. Additionally, current or new competitors may introduce new business models or services that we may need to adopt or otherwise adapt to in order to compete, which could reduce our ability to differentiate our business or services from those of our competitors. Increased competition could result in a reduction in revenue, fewer attractive properties, higher costs or reduced market share.

Furthermore, some of our current or potential competitors, such as major hotel brands, are larger and have more resources than we do. Many of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition in their markets, well-established loyalty programs, longer operating histories and larger marketing budgets, as well as substantially greater financial, technical and other resources. Moreover, the hospitality services industry has experienced significant consolidation, and we expect this trend may continue as companies attempt to strengthen or hold their market positions in a highly competitive industry. Consolidation amongst our competitors will give them increased scale and may enhance their capacity, abilities and resources, as well as lower their cost structures. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. For all of these reasons, we may not be able to compete successfully against current and future competitors.

We own a limited number of hotels and significant adverse changes at one hotel could have a material adverse effect on our financial performance.

Our hotel portfolio consists of iclub AMTD Sheung Wan Hotel and Dao by Dorsett AMTD Singapore. Significant adverse changes in the operations of either of these hotels could have a material adverse effect on our financial performance.

We may acquire, renovate and/or re-brand hotels in new or existing geographic markets.

We may develop or acquire hotels in geographic areas in which our management may have little or no operating experience. Additionally, those and our existing properties may also be renovated and re-branded. Customers, existing or potential, may not be familiar with our newly renovated hotel or be aware of the brand change. As a result, we may have to incur costs relating to the opening, operation and promotion of our hotel properties that are substantially greater than those incurred in other geographic areas. Our hotels may attract fewer customers than expected and we may choose to increase spending on advertising and marketing to promote the hotel and increase customer demand. Unanticipated expenses and insufficient demand could adversely affect our financial performance.

Risks relating to the management of our hotels could hurt our financial performance.

Our hotel managers have the authority to direct our hotels to be operated in a particular manner and to govern the daily operations of our hotels. As a result, our financial condition and results of operations are largely dependent on the ability of our hotel managers to operate our hotel properties successfully. Any failure by our hotel managers to provide quality services and amenities or to maintain and protect a quality brand name and reputation could have a negative impact on their ability to operate and manage our hotel properties successfully and could negatively impact our financial condition and results of operations.

We cannot assure you that our hotel managers will operate and manage our hotel properties in a manner that is consistent with their obligations under the hotel management agreements, that our hotel managers will not be negligent in their performance or engage in other criminal or fraudulent activity, or that they will not otherwise default on their management obligations to us. If we are unable to reach satisfactory results through discussions and negotiations with our hotel managers regarding issues with the management of our hotels, we may choose to litigate the dispute or submit the matter to third-party dispute resolution or arbitration. We would be able to seek redress only if a hotel manager violates the terms of the applicable hotel management agreement, and then only to the extent of the remedies provided for under the terms of the hotel management agreement. Additionally, in the event we need to replace any of our hotel managers, we may experience significant business disruptions at the affected hotel properties, and may be liable, under certain circumstances, for significant damages and/or be required to make certain payments to our managers.

Risks Relating to Black Spade II and the Business Combination

Unless the context otherwise requires, all references in this subsection to “Black Spade II,” “we,” “us,” or “our” refer to Black Spade Acquisition II Co.

We may not be able to complete the Proposed Transactions or any other business combination within the prescribed time frame, in which case we would cease all operations except for the purpose of winding up and we would redeem our Public Shares and thereafter commence a voluntary liquidation, in which case our Public Shareholders may receive only $10.00 per share, or less than such amount in certain circumstances, and BSII Warrants will expire worthless.

We must complete a business combination within the Completion Window (or a later date approved by Black Spade II Shareholders pursuant to the Black Spade II Articles) or amend the Black Spade II Articles to extend the date by which we must consummate an initial business combination. We may not be able to consummate the Business Combination or any other business combination by that date. Our ability to complete an initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets, new rulemaking from the SEC and the other risks described herein, including as a result of war, natural disasters, or a significant outbreak of infectious diseases.

If we have not completed a business combination by that date, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem our Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable, certain permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of our then outstanding Public Shares, which redemption will completely extinguish our Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the Black Spade II Board, liquidate or dissolve, subject in clauses (ii) and (iii) to our obligations under the laws of the Cayman Islands to provide for claims of creditors and the requirements of other applicable law. In such case, our Public Shareholders may receive only $10.00 per share, or less than $10.00 per share, on the redemption of their shares, and BSII Warrants will expire worthless. In certain circumstances, our Public Shareholders may receive less than $10.00 per share on the redemption of their shares. See “— If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share” and other risk factors herein.

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Black Spade II’s securities may decline before the Closing, or the market price of aWME’s securities may decline after the Closing.

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Black Spade II’s securities may decline before the Closing. The market value of the Black Spade II’s securities at the time of the Business Combination may vary significantly from its price on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which Black Spade II Shareholders vote on the Business Combination.

Following the Business Combination, fluctuations in the price of aWME’s securities could contribute to the loss of all or part of your investment. Any of the factors listed below could have a material adverse effect on your investment, and Black Spade II’s securities before the Closing (or aWME’s securities after the Closing) may trade at prices significantly below the price you paid. In such circumstances, the trading price of Black Spade II’s securities before the Closing (or aWME’s securities after the Closing) may not recover and may experience a further decline.

Broad market and industry factors may materially harm the market price of aWME’s securities after the Closing, irrespective of aWME’s operating performance. The stock market in general and            have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these shares, and of aWME’s securities, may not be predictable. A loss of investor confidence in the market for the shares of other companies, could depress the price of aWME’s securities regardless of its business, prospects, financial conditions or results of operations. A decline in the market price for aWME’s securities also could adversely affect aWME’s ability to issue additional securities and aWME’s ability to obtain additional financing in the future.

Black Spade II and aWME will incur significant transaction and transition costs in connection with the Proposed Transactions.

Black Spade II and aWME have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination, and aWME may also incur significant additional costs to operate as a public company following the consummation of the Business Combination and retain key employees. All expenses incurred in connection with the Business Combination Agreement and the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs.

Investors of aWME may not receive the same benefits as an investor in an underwritten public offering.

aWME will become a publicly listed company upon the completion of the Proposed Transactions. The Proposed Transactions are not an underwritten initial public offering of aWME’s securities and differ from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

Like other business combinations and spin-offs, in connection with the Proposed Transactions, investors will not receive the benefits of the due diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market through one or more underwriters, who distribute or resell such securities to the public.

Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Section 11 of the Securities Act (“Section 11”) imposes liability on parties, including underwriters, involved in a securities offering if the registration statement contains a materially false statement or material omission. To effectively establish a due diligence defense against a cause of action brought pursuant to Section 11, a defendant, including an underwriter, carries the burden of proof to demonstrate that he or she, after reasonable investigation, believed that the statements in the registration statement were true and free of material omissions. In order to meet this burden of proof, underwriters in a registered offering typically conduct extensive due diligence of the registrant and vet the registrant’s disclosure. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business, prospects and financial results. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. aWME investors must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering. While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in a public securities offering and, therefore, there could be a heightened risk of an incorrect valuation of aWME’s business or material misstatements or omissions in this proxy statement/prospectus.

In addition, because there are no underwriters engaged in connection with the Proposed Transactions, prior to the opening of trading on the trading day immediately following the Closing, there will be no traditional “roadshow” or book building process, and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of aWME securities will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of aWME securities or helping to stabilize, maintain or affect the public price of aWME securities following the closing. Moreover, aWME will not engage in, and has not and will not, directly or indirectly, request financial advisors to engage in any special selling efforts or stabilization or price support activities in connection with the aWME securities that will be outstanding immediately following the Closing. In addition, since aWME will become public through a merger, securities analysts of major brokerage firms may not provide coverage of aWME since there is no incentive to brokerage firms to recommend the purchase of its ordinary shares. No assurance can be given that brokerage firms will, in the future, want to conduct any offerings on aWME’s behalf. All of these differences from an underwritten public offering of aWME’s securities could result in a more volatile price for aWME’s securities.

In addition, the Sponsor, certain members of the Black Spade II Board and its officers, as well as their respective affiliates and permitted transferees, have interests in the Proposed Transactions that are different from or are in addition to those of holders of aWME’s securities following completion of the Proposed Transactions, and that would not be present in an underwritten public offering of aWME’s securities. Such interests may have influenced the Black Spade II Board in making its recommendation that Black Spade II Shareholders vote in favor of the approval of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus.

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if aWME became a publicly listed company through an underwritten initial public offering instead of upon completion of the Business Combination.

aWME’s actual financial position and results of operations following the completion of the Business Combination may differ materially from the unaudited pro forma condensed combined financial data included in this proxy statement/prospectus and, accordingly, such information may not be meaningful to your evaluation of the proposed Business Combination.

The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” may not be representative of aWME’s results if the Business Combination is completed.

Black Spade II and aWME currently operate as separate companies and have had no prior history as a combined entity, and aWME’s operations have not previously been managed on a combined basis. The pro forma financial information included in this proxy statement/prospectus is presented for informational purposes only and may not be indicative of what aWME’s financial position or results of operations would have been had the Business Combination been completed on the dates indicated, nor the future operating results or financial position of aWME. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of future market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” has been derived from Black Spade II’s and aWME’ historical financial statements and certain adjustments and assumptions have been made regarding aWME after giving effect to the Business Combination. There may be differences between preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this proxy statement/prospectus in respect of the estimated financial position and results of operations of aWME.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect aWME’ financial condition or results of operations following the Closing. Any potential decline in aWME’s financial condition or results of operations may cause significant variations in the share price of aWME.

The Black Spade II Board did not obtain a fairness opinion in determining whether or not to proceed with the Proposed Transactions and, as a result, the terms may not be fair from a financial point of view to the Black Spade II Public Shareholders.

In analyzing the Proposed Transactions, the Black Spade II Board conducted significant due diligence on aWME. For a complete discussion of the factors utilized by the Black Spade II Board in approving the Proposed Transactions, see the section titled, “Proposal One — The Business Combination Proposal — The Black Spade II Board’s Reasons for Approval of the Proposed Transaction.” the Black Spade II Board believes, because of the financial skills and background of its directors, it was qualified to conclude that the Proposed Transactions were fair from a financial perspective to its shareholders and that aWME’s fair market value was at least 80% of Black Spade II’s net assets (excluding deferred underwriting discounts and commissions Black Spade II would otherwise pay to the underwriters, unless subsequently waived). Notwithstanding the foregoing, as is customary for a transaction of this nature that is on arm’s length commercial terms, the Black Spade II Board did not obtain a fairness opinion to assist it in its determination. Accordingly, investors will be relying solely on the judgment of the Black Spade II Board in valuing aWME’s business, and the Black Spade II Board may be incorrect in its assessment of the Proposed Transactions. The lack of a fairness opinion may also lead an increased number of Public Shareholders to vote against the Business Combination Proposal or demand redemption of their shares for cash, which could potentially impact Black Spade II’s ability to consummate the Proposed Transactions or materially and adversely affect aWME’s liquidity following the consummation of the Proposed Transactions.

If we were deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted. As a result, in such circumstances, unless we are able to modify our activities so that we would not be deemed an investment company, we would expect to abandon our efforts to complete an initial business combination and instead to liquidate the Company.

We may be deemed to be an investment company under the Investment Company Act. As a SPAC, we were formed for the sole purpose of completing an initial business combination. The funds in the Trust Account have, since our Initial Public Offering, been held only as cash or in an interest bearing demand deposit account at a bank. As a result of maintaining the funds in an interest-bearing demand deposit account, we would likely receive less interest on the funds held in the Trust Account than we would have if we had invested the funds in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities. However, interest previously earned on the funds held in the Trust Account still may be released to us to pay our taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the securities held in the Trust Account and thereafter to hold all funds in the Trust Account in cash would reduce the dollar amount our public shareholders would receive upon any redemption or liquidation of Black Spade II.

If we are deemed to be an investment company under the Investment Company Act, our activities would be severely restricted. In addition, we would be subject to burdensome compliance requirements. We do not believe that our principal activities will subject us to regulation under the Investment Company Act. However, if we were deemed to be subject to the Investment Company Act, compliance with additional regulatory burdens would require additional expenses which we have not allotted funds and may hinder our ability to complete a business combination. As a result, unless we are able to modify our activities so that we would not be deemed an investment company, we would expect to abandon our efforts to complete a business combination and instead to liquidate. If we are required to liquidate, you may lose all or part of your investment in us and our investors would not be able to realize the benefits of owning share in a successor operating business, including the potential appreciation in the value of our share and warrants following such a transaction, and our warrants would expire worthless.

Securities of companies formed through SPAC mergers such as ours may experience a material decline in price relative to the share price of the SPAC prior to the merger.

As with most SPAC initial public offerings in recent years, we issued shares for $10.00 per share upon the closing of our Initial Public Offering. As with other SPACs, the $10.00 per share price of us reflected each share having a one-time right to redeem such share for a pro rata portion of the proceeds held in the Trust Account equal to approximately $10.00 per share prior to the closing of the Business Combination. Following the Closing, the shares outstanding will no longer have any such redemption right and will be solely dependent upon the fundamental value of aWME, which, like the securities of other companies formed through SPAC mergers in recent years, may decline to a level significantly less than $10.00 per share.

Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into business combination or similar agreements and/or their officers and directors alleging, among other things, that the proxy statement/prospectus filed in connection with such business combination contains false and misleading statements and/or omits material information concerning the business combination. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources.

An adverse judgment could result in monetary damages, which could have a negative impact on Black Spade II’s and aWME’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed or from being completed within the expected timeframe, which may adversely affect Black Spade II’s and aWME’s respective businesses, financial condition and results of operation. Although no such lawsuits have been filed in connection with the Business Combination, it is possible that such actions may arise and, if such actions do arise, they generally seek, among other things, injunctive relief and an award of attorneys’ fees and expenses. Defending such lawsuits could require Black Spade II and/or aWME to incur significant costs and draw the attention of Black Spade II’s and aWME’s management away from the Business Combination. Further, the defence or settlement of any lawsuit or claim that remains unresolved at the time the Business Combination is consummated may adversely affect aWME’s prospective business, financial condition, results of operations and cash flows. Such legal proceedings could delay or prevent the Business Combination from becoming effective within the agreed-upon timeframe.

The proposed Business Combination could disrupt aWME’s relationships with its customers, business partners and others, as well as its operating results and business generally.

Whether or not the Business Combination is ultimately consummated, risks relating to the impact of the announcement of the Business Combination on aWME’s business include the following:

•        aWME’s employees may experience uncertainty about their future roles, which might adversely affect aWME’s ability to retain and hire key personnel and other employees;

•        customers, business partners and other parties with whom aWME maintains business relationships may experience uncertainty about their future or seek alternative relationships with third parties, seek to alter their business relationships with aWME or choose not to extend an existing relationship with aWME; and

•        aWME has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the Business Combination.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact aWME’s results of operations and cash available to fund its business.

Subsequent to the consummation of the Business Combination, aWME may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price, which could cause you to lose some or all of your investment.

Although Black Spade II has conducted due diligence on aWME, Black Spade II cannot assure you that this diligence will surface all material issues that may be present in aWME’s business, that it would be possible to uncover all material issues through a customary amount of due diligence or that factors outside of aWME’s business and outside of its control will not later arise. As a result of these factors, aWME may be forced to later write-down or write-off assets, restructure its operations or incur impairment or other charges that could result in its reporting losses. Even if Black Spade II’s due diligence successfully identified existing risks, unexpected risks may arise in the future and previously known risks may materialize in a manner not consistent with Black Spade II’s risk analysis. Accordingly, any shareholders who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value.

If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.

Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where we are unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we are unable to complete our initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, the per-share redemption amount received by our Public Shareholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors. In order to protect the amounts held in the Trust Account, the Sponsor has agreed it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of our Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we have not asked the Sponsor to reserve for such indemnification obligations. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Our directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per share or (ii) other than due to the failure to obtain such waiver, such lesser amount per share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our Public Shareholders may be reduced below $10.00 per share.

If we are unable to consummate our initial business combination within the Completion Window (or a later date approved by Black Spade II Shareholders pursuant to the Black Spade II Articles), our Public Shareholders may be forced to wait beyond the ten business day period thereafter before redemption from our Trust Account.

If we are unable to consummate our initial business combination within the Completion Window, we will, as promptly as reasonably possible but not more than ten business days thereafter, redeem all our Public Shares then outstanding at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable, certain permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of our then outstanding Public Shares and cease all operations except for the purposes of winding up of our affairs by way of a voluntary liquidation, as further described herein. Any redemption of our Public Shareholders from the Trust Account shall be effected automatically by function of the Black Spade II Articles prior to our commencing any voluntary liquidation. If we are required to liquidate prior to distributing the aggregate amount then on deposit in the Trust Account, then such winding up, liquidation and distribution must comply with the applicable provisions of the Cayman Islands Companies Act. In that case, investors may be forced to wait beyond the ten business days following within the Completion Window, before the redemption proceeds of our Trust Account become available to them, and they receive the return of their portion of the proceeds from our Trust Account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, we consummate our initial business combination or amend certain provisions of the Black Spade II Articles and then only in cases where investors have sought to redeem their Public Shares. Only upon our redemption or any liquidation will our Public Shareholders be entitled to distributions if we are unable to complete our initial business combination.

If deemed to be insolvent, distributions made to our Public Shareholders, or part of them, from our Trust Account may be subject to claw back in certain circumstances.

If we do not complete our initial business combination within the Completion Window, and instead distribute the aggregate amount then on deposit in the Trust Account to our Public Shareholders by way of redemption, it will be necessary for our directors to pass a board resolution approving the redemption of those Public Shares and the payment of the proceeds to our Public Shareholders. Such board resolutions are required to confirm that we satisfy the solvency test prescribed by the Cayman Islands Companies Act, (namely that our assets exceed our liabilities; and that we are able to pay our debts as they fall due). If, after the redemption proceeds are paid to our Public Shareholders, it transpires that our financial position at the time was such that it did not satisfy the solvency test, the Cayman Islands Companies Act provides a mechanism by which those proceeds could be recovered from our Public Shareholders. However, the Cayman Islands Companies Act also provides for circumstances where such proceeds could not be subject to claw back, namely where (a) our Public Shareholders received the proceeds in good faith and without knowledge of our failure to satisfy the solvency test; (b) a Public Shareholder altered its position in reliance of the validity of the payment of the proceeds; or (c) it would be unfair to require repayment of the proceeds in full or at all.

If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the Black Spade II Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our shareholders in connection with its liquidation may be reduced.

Our Public Shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their Public Shares.

If we are forced to enter into an insolvent liquidation, any distributions received by our Public Shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, and thereby exposing themselves and us to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while it was unable to pay its debts as they fall due in the ordinary course of business would be guilty of an offense and may be liable to a fine of approximately $18,000.00 and to imprisonment for five years in the Cayman Islands.

If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of the Black Spade II Board may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of the Black Spade II Board and us to claims of punitive damages.

If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our shareholders. In addition, the Black Spade II Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, including in the event the Business Combination is not completed, and your ability to protect your rights through the U.S. federal courts may be limited.

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or to enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by the Black Spade II Articles, the Cayman Islands Companies Act and the common law of the Cayman Islands. We are also subject to the federal securities laws of the United States. The rights of our shareholders to take action against our directors, actions by minority our shareholders and the fiduciary responsibilities of our directors to our shareholders under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like Black Spade II have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Black Spade II directors have discretion under the Black Spade II Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

We have been advised by Appleby, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgement to be enforced in the Cayman Islands, such judgement must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or a penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by our officers, directors or controlling shareholders than they would as shareholders of a corporation incorporated in the United States.

The Initial Shareholders have agreed to vote in favor of the Business Combination, regardless of how our Public Shareholders vote.

Unlike many other blank check companies in which the Initial Shareholders agree to vote their Founder Shares in accordance with the majority of the votes cast by the Black Spade II Public Shareholders in connection with an initial business combination, the Initial Shareholders have agreed to vote their Founder Shares, as well as any BSII Shares purchased after Black Spade II’s IPO, in favor of the Business Combination, and own approximately 20% of the outstanding BSII Shares. Accordingly, it is more likely that the necessary shareholder approval to complete the Business Combination will be received than would be the case if the Initial Shareholders agreed to vote their BSII Shares in accordance with the majority of the votes cast by our Public Shareholders.

The Sponsor and our executive officers and directors have potential conflicts of interest in recommending that shareholders vote in favor of approval of the Business Combination proposal and approval of the other related proposals.

In considering the recommendation of the Black Spade II Board to vote in favor of approval of the Business Combination Proposal and the Merger Proposal, shareholders should keep in mind that the Sponsor and Black Spade II’s directors and executive officers have interests in such proposals that are different from, or in addition to, those of Black Spade II Shareholders generally. In particular:

•        If the Business Combination or another business combination is not consummated within the Completion Window, Black Spade II will (i) cease all operations, except for the purpose of winding up, (ii) redeem 100% of the outstanding Public Shares for cash and, (iii) subject to the approval of its remaining shareholders and the Black Spade II Board, dissolve and liquidate. On the other hand, if the Business Combination is consummated, each outstanding Eligible BSII Share will be converted into one aWME Ordinary Share, subject to adjustment described herein.

•        If Black Spade II is unable to complete a business combination within the required time period, the Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Black Spade II for services rendered or contracted for or for products sold to Black Spade II, but only if such a vendor or target business has not executed a waiver. If Black Spade II consummates a business combination, on the other hand, Black Spade II will be liable for all such claims.

•        Prior to the consummation of Black Spade II’s IPO, on May 21, 2024, the Sponsor purchased 4,312,500 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.006 per share. Subsequently, (i) in connection with the partial exercise of underwriters’ over-allotment option in Black Spade II’s IPO, the Sponsor surrendered and forfeited 487,500 Founder Shares, and (ii) on August 20, 2024, the Sponsor transferred an aggregate of 630,000 Founder Shares to the other Initial Shareholders including the directors, officers, advisory committee members of Black Spade and certain employees of certain affiliates of the Sponsor. In aggregate, the Sponsor currently holds 3,266,217 Founder Shares, and the Initial Shareholders collectively hold 3,825,000 Founder Shares. Such Founder Shares held by the Initial Shareholders would become worthless if Black Spade II does not complete a business combination within the applicable time period, as the Initial Shareholders waived any right to redemption with respect to these shares. Such Founder Shares have an aggregate market value of approximately $            based on the closing price of the BSII Class A Ordinary Shares of $            on Nasdaq on            , 2025. Such Founder Shares will be cancelled and in exchange thereof entitle their holders to receive in aggregate            aWME Ordinary Shares (including            aWME Ordinary Shares for the Sponsor) in connection with the Business Combination and have an aggregate value of $            (including an aggregate value of $            for aWME Ordinary Shares to be held by the Sponsor), based upon the per share value implied in the Business Combination of $10.00 per aWME Ordinary Share. Under the Sponsor Support Agreement, the Sponsor, in its capacity as the holder of at least majority of the BSII Class B Ordinary Shares, has agreed to waive any anti-dilution adjustment to the conversion ratio set forth in the Black Spade II Articles with respect to BSII Class B Ordinary Shares that may result from the issuance of aWME Ordinary Shares in connection with the Business Combination or any private placement or placements in relation to the Business Combination.

•        Simultaneously with the closing of Black Spade II’s IPO, the Sponsor purchased an aggregate of 11,000,000 Private Placement Warrants in a private placement of Black Spade II, generating gross proceeds to Black Spade of $5,500,000. Also in connection with the partial exercise of the over-allotment option, the Sponsor purchased an additional 120,000 Private Placement Warrants at a purchase price of $0.50 per Private Placement Warrant, generating additional gross proceeds to Black Spade II of $60,000. The Private Placement Warrants would become worthless if Black Spade II does not complete a business combination within the required time period. Such warrants have an aggregate market value of approximately $            , based on the closing price of the Public Warrants of $            , on Nasdaq on            , 2025.

•        The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

•        Given the difference between the purchase price that the Sponsor paid for the Founder Shares and the price of the BSII Public Shares and considering that the Sponsor would receive a substantial amount of aWME ordinary shares in connection with the Proposed Transactions, the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-Business Combination company.

•        under the Business Combination Agreement, upon the Closing, the Sponsor will be entitled to receive a transaction bonus in the amount of $5,560,000. Such amount will be deducted from the Trust Account, to the extent there remain any funds in the Trust Account after application of the funds in the Trust Account to satisfy any Black Spade II Shareholder Redemptions, and any shortfall will be paid by aWME.

•        The current directors and officers of Black Spade II will continue to be indemnified by Black Spade II and will continue to be covered by the directors’ and officers’ liability insurance after the Business Combination.

•        The Black Spade II Articles contain a waiver of the corporate opportunity doctrine. With such waiver, there could be business combination targets that may be suitable or worth consideration for a combination with Black Spade II but not offered due to a Black Spade II director’s duties to another entity. Black Spade does not believe that the potential conflict of interest relating to the waiver of the corporate opportunities doctrine in the Black Spade II Articles impacted its search for an acquisition target, and Black Spade II was not prevented from reviewing any opportunities as a result of such waiver.

•        The Sponsor and Black Spade II’s directors and officers have each entered into a letter agreement pursuant to which they have agreed, among other things, (i) to vote all of the BSII Shares, including Public Shares and Founder Shares, held by them in favor of the Business Combination, (ii) to waive their redemption rights with respect to such shares in connection with (a) a shareholder vote to approve an amendment to the Black Spade II Articles (I) to modify the substance or timing of Black Spade II’s obligation to allow redemption in connection with Black Spade II’s initial business combination or to redeem 100% of the BSII Public Shares if Black Spade II has not consummated an initial business combination within the Completion Window or (II) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, and (b) the completion of the Business Combination, and (iii) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Black Spade II fails to complete an initial business combination, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold. Other than inducing the underwriters to proceed with Black Spade II’s IPO, no other consideration was received for such waivers. As of the date of this proxy statement/prospectus, the Sponsor and Black Spade II’s directors and officers, advisory committee members and certain employees of Sponsor’s affiliates own approximately 20% of the issued and outstanding BSII Shares.

The existence of financial and personal interests of Black Spade II’s directors and officers may result in a conflict of interest on part of one or more of them between what they may believe is best for Black Spade II and what they may believe is best for themselves in determining whether or not to make their recommendation to vote in favor of the approval of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus. Under Cayman Islands law, directors and officers owe certain fiduciary duties, including, among others, a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole and a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose. Directors also owe a duty of care, which is not fiduciary in nature. Accordingly, directors and officers have a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interest, and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. Black Spade II’s directors and officers considered their fiduciary duty and the conflicts of interests, among other matters, in evaluating the Business Combination and in recommending to shareholders that they approve the Business Combination. You should also read the section titled “Summary — The Business Combination Agreement.”

The exercise of discretion by Black Spade II’s directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of Black Spade II securityholders.

In the period leading up to the Closing, other events may occur that, pursuant to the Business Combination Agreement, would require Black Spade II to agree to amend the Business Combination Agreement, to consent to certain actions or to waive rights that Black Spade II is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of aWME’s business, a request by aWME to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement, the occurrence of events that would have a material adverse effect on aWME’s business and would entitle Black Spade II to terminate the Business Combination Agreement, or other reasons. In any of such circumstances, it would be in Black Spade II’s discretion, acting through the Black Spade II Board, to grant Black Spade II’s consent or waive its rights.

The existence of the financial and personal interests of the directors described elsewhere in this proxy statement/prospectus may result in a conflict of interest on the part of one or more of the directors between what he may believe is best for Black Spade II and its securityholders and what they may believe is best for themselves or their affiliates in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Black Spade II does not believe there will be any changes or waivers that its directors and officers would be likely to make after shareholder approval of the Proposed Transactions has been obtained. While certain changes could be made without further shareholder approval, if there is a change to the terms of the transaction that would have a material impact on the shareholders, Black Spade II will be required to circulate a new or amended proxy statement/prospectus or supplement thereto and resolicit the vote of its shareholders with respect to the Proposed Transactions.

Since the Sponsor and our executive officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses if a business combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for a business combination.

At the closing of our initial business combination, the Sponsor and our executive officers and directors, and any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on our behalf. These financial interests of the Sponsor and our executive officers and directors may influence their motivation in identifying and selecting a target business combination and completing the Proposed Transactions.

At Closing, the trading price per share value of aWME Ordinary Share may be less than the per share value of the Trust Account.

Black Spade II Public Shareholders who do not exercise redemption rights will receive aWME Ordinary Share that will have a value ascribed to them by their trading price as of two business days prior to the extraordinary general meeting, which may be substantially less than the amount they would have received upon exercise of redemption rights. See “Questions and Answers About the Business Combination and the Extraordinary General Meeting — What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?” In particular, the shares of most companies that are the result of a recently completed business combination between a special purpose acquisition company and an operating company have traded at prices substantially below $10.00 per share. As such Public Shareholders who do not exercise redemptions right may hold securities that never obtain a value equal to or exceeding the per share value of the Trust Account.

Neither Black Spade II nor its shareholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total consideration for the Business Combination in the event that any of the representations and warranties made by aWME in the Business Combination Agreement ultimately proves to be inaccurate or incorrect.

The representations and warranties made by aWME and Black Spade II to each other in the Business Combination Agreement will not survive the consummation of the Business Combination. As a result, Black Spade II and its shareholders will not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total merger consideration if any representation or warranty made by aWME in the Business Combination Agreement proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, Black Spade II would have no indemnification claim with respect thereto and its financial condition or results of operations could be adversely affected.

There can be no assurance that aWME Ordinary Shares and aWME Warrants issued in connection with the Business Combination will be approved for listing on a Qualified Stock Exchange following the Closing, or that aWME will be able to comply with the continued listing standards of a Qualified Stock Exchange.

The publicly-traded Units, BSII Class A Ordinary Shares and BSII Warrants are currently listed on Nasdaq. The obligations of Black Spade II, aWME and Merger Sub to consummate the Business Combination is conditioned on the aWME Ordinary Shares and aWME Warrants being approved for listing on a Qualified Stock Exchange, subject to official notice of issuance. aWME will seek to list the aWME Ordinary Shares and aWME Warrants on a Qualified Stock Exchange, each of which has initial and continued listing standards that aWME would be required to meet. For example, as part of the exchange application process, aWME is required to provide evidence that it will be able to meet the initial listing requirements of a Qualified Stock Exchange, which may be more rigorous than the respective continued listing requirements.

aWME’s eligibility for listing may depend on, among other things, the number of Public Shares that are redeemed. If the relevant stock exchange denies aWME’s listing application for failure to meet the listing standards and the parties agree to waive the listing condition in the Business Combination Agreement or, after the Closing, such stock exchange delists the aWME Ordinary Shares or aWME Warrants from trading on its exchange for failure to meet the continued listing standards, aWME and its shareholders could face significant material adverse consequences including:

•        a limited availability of market quotations for its securities;

•        reduced liquidity for its securities;

•        a determination that aWME Ordinary Shares are a “penny stock” which will require brokers trading in the aWME Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

•        limited or no news or analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If the aWME Ordinary Shares and aWME Warrants are listed on a Qualified Stock Exchange, they will be covered securities. Although the states are preempted from regulating the sale of covered securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if aWME was not listed on a Qualified Stock Exchange, its securities would not be covered securities and it would be subject to regulation in each state in which it offers its securities.

The Sponsor, the Initial Shareholders, and/or their respective affiliates may elect to purchase Public Shares or Public Warrants from Public Shareholders, which may influence a vote on the Business Combination, reduce redemption and reduce the public “float” of our ordinary shares.

At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding Black Spade II or its securities, the Sponsor, the Initial Shareholders, and/or their respective affiliates may purchase Public Shares from shareholders who indicate an intention to redeem BSII Class A Ordinary Shares. While they have no current plans to do so, the Sponsor, the Initial Shareholders and/or their respective affiliates reserve the right to purchase shares from holders of BSII Class A Ordinary Shares who have already elected to exercise their redemption rights, in which event such selling shareholders would be required to revoke their prior elections to redeem their shares. Any such transaction would be separately negotiated at the time of the transaction.

As of the date of this proxy statement/prospectus, the Sponsor, the Initial Shareholders, and/or their respective affiliates, have not made any such purchases of shares and/or warrants from investors. If the Sponsor, the Initial Shareholders, and/or their respective affiliates enter into any such arrangements: (i) any such purchases of securities would be made at a price no higher than the redemption price; (ii) shares acquired in such transactions would not be voted in favor of approving the Business Combination; and (iii) holders of such shares would waive their right to redemption rights with respect to such shares.

The purpose of such share purchases and other transactions would be to increase the likelihood of approval of the Business Combination Proposal, the Merger Proposal and other proposals, and reduce redemptions, where it appears that such requirements for the consummation of the Business Combination would otherwise not be met. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by our initial shareholders for nominal value. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or public warrants in such transactions.

Entering into any such arrangements may have a depressive effect on Public Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of Public Shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Meeting and would likely increase the chances that such proposals would be approved. In addition, if such purchases are made, the public “float” of BSII Ordinary Shares and Public Warrants may be reduced and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities a national securities exchange. Black Spade II will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The Business Combination is subject to conditions that may not be satisfied on a timely basis, if at all. Certain of these conditions are outside of our control, including the requirement obtaining certain regulatory approvals.

The completion of the Business Combination is subject to a number of conditions. The completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by Black Spade II Shareholders is not obtained, subject to certain terms specified in the Business Combination Agreement (as described under “The Business Combination Agreement — Conditions to Closing of the Transactions”), or that other closing conditions are not satisfied. If Black Spade II does not complete the Business Combination, it could be subject to several risks, including:

•        the parties may be liable for damages to one another under the terms and conditions of the Business Combination Agreement;

•        negative reactions from the financial markets, including declines in the price of BSII Class A Ordinary Shares due to the fact that current prices may reflect a market assumption that the Business Combination will be completed;

•        the attention of its management will have been diverted to the Business Combination rather than its own operations and pursuit of other opportunities that could have been beneficial to Black Spade II;

•        diminished attractiveness of Black Spade II to potential partners for an alternative business combination if it is unable to complete the current Business Combination, and

•        limited period of time, if any, to complete an alternative initial business combination.

Black Spade II may waive one or more of the conditions to the Business Combination.

Black Spade II may agree to waive, in whole or in part, some of the conditions to Black Spade II’s obligations to complete the Business Combination, to the extent permitted by the Black Spade II Articles and applicable laws. For example, it is a condition to our obligations to close the Business Combination that certain of aWME’s representations and warranties are true and correct in all material respects as of the Closing Date. However, if the Black Spade II Board determines that it is in Black Spade II Shareholders’ best interest to waive any such breach, then the board may elect to waive that condition and close the Business Combination. Black Spade II is not able to waive the condition that Black Spade II Shareholders approve the Business Combination.

Black Spade II anticipates that it will be treated as a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. investors who exercise their right to redeem the BSII Public Shares.

Black Spade II anticipates that it will be treated as a PFIC with respect to its current taxable year. In that case, the U.S. federal income tax treatment of any income or gain recognized by a U.S. Holder that exercises its redemption rights will depend on the application of the PFIC rules discussed below and whether the U.S. Holder has made a QEF Election (as defined below) or mark-to-market election with respect to its BSII Class A Ordinary Shares. For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights by a U.S. Holder, see the sections titled “Tax Considerations — U.S. Federal Income Tax Considerations for U.S. Holders — Effects to U.S. Holders of Exercising Redemption Rights” and “Tax Considerations — U.S. Federal Income Tax Considerations for U.S. Holders — PFIC Considerations.”

U.S. Holders of BSII Class A Ordinary Shares and warrants may be required to recognize gain for U.S. federal income tax purposes regardless of whether the merger qualifies as a reorganization for U.S. federal income tax purposes.

As discussed in more detail below under “Tax Considerations — U.S. Federal Income Tax Considerations — Effects of the Business Combination to U.S. Holders of BSII Securities,” Black Spade II and aWME intend to treat the merger as taxable exchange of the Black Spade II Securities for the aWME Securities and the Non-Redemption Payment Amount, although the merger potentially could qualify as a “reorganization” within the meaning of Section 368(a) of the Code (a “reorganization”). As discussed in more detail below, there are significant factual and legal uncertainties as to whether the merger might qualify as a reorganization, and there can be no assurance that it will so qualify.

If the merger is a taxable exchange for U.S. federal income tax purposes, U.S. Holders that do not exercise their redemption rights will generally be required to recognize gain or loss equal to the difference between (i) the sum of the fair market value of aWME Securities received in the merger and the Non-Redemption Payment Amount received by the U.S. Holder and (ii) the U.S. Holder’s adjusted tax basis in the Black Spade II Securities exchanged in the merger. The character of such gain will depend on the application of the PFIC rules discussed below and whether the U.S. Holder has made a QEF Election (as defined below) or mark-to-market election with respect to its BSII Class A Ordinary Shares.

If the merger were to qualify as a reorganization, U.S. Holders that do not exercise their redemption rights generally would recognize gain (but not loss) for U.S. federal income tax purposes on the exchange of the Black Spade II Securities for the aWME Securities and the Non-Redemption Payment Amount pursuant to the merger, in an amount equal to the lesser of (i) the U.S. Holder’s gain realized (i.e., the excess, if any, of (x) the sum of the fair market value of aWME Securities received by the U.S. Holder and the Non-Redemption Payment Amount received by the U.S. Holder and (y) the U.S. Holder’s adjusted tax basis in the BSII Securities exchanged in the merger) and (ii) the Non-Redemption Payment Amount. Furthermore, even if the merger does qualify as a reorganization, the proposed Treasury Regulations promulgated under Section 1291(f) of the Code (which have a retroactive effective date) generally require that, unless certain elections have been made by a U.S. Holder, a U.S. Holder who transfers stock of a PFIC must recognize gain (if any) equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. Black Spade II anticipates that it will be treated as a PFIC for its current taxable year. As a result, if these proposed Treasury Regulations are finalized in their current form, a U.S. Holder of BSII Class A Ordinary Shares may be required to recognize additional gain under the PFIC rules on the exchange of BSII Class A Ordinary Shares for aWME Ordinary Shares pursuant to the merger unless such U.S. Holder makes (or has made) certain elections discussed further below under “Tax Considerations — U.S. Federal Income Tax Considerations — Effects of the Business Combination to U.S. Holders of BSII Securities — Consequences to BSII Shareholders if the Merger is Treated as a reorganization.” The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. It is difficult to predict whether such proposed Treasury regulations will be finalized and whether, in what form, and with what effective date, the final Treasury Regulations under Section 1291(f) of the Code may be adopted. Further, it is not clear whether any such regulations would apply to the Black Spade II Warrants. If Section 1291(f) were to apply to the Black Spade II Warrants, even if the merger were to qualify as a reorganization, then a U.S. Holder may recognize gain that is subject to the PFIC rules described above upon an exchange of Black Spade II Warrants for aWME Warrants. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the merger, see the section titled “Tax Considerations — U.S. Federal Income Tax Considerations — Effects of the Business Combination to U.S. Holders of BSII Securities — Consequences if the Business Combination is Treated as a Reorganization.”

U.S. Holders of Black Spade II Securities are urged to consult their own tax advisors to determine the tax consequences of the Business Combination.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding warrants (except as described herein with respect to the Private Placement Warrants) at any time after they become exercisable and prior to their expiration, in whole and not in part, at a price of $0.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption, if and only if the last reported sales price of the BSII Class A Ordinary Shares for any 20 trading days within a 30-trading-day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like and for certain issuances of ordinary shares and equity-linked securities for capital raising purposes in connection with the completion of our initial Business Combination) and provided certain other conditions are met. We will not redeem the warrants unless an effective registration statement under the Securities Act covering the Class A Ordinary Shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A Ordinary Shares is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the public warrants as set forth above even if the holders are otherwise unable to exercise the Public Warrants. Redemption of the outstanding warrants could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants, or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.

Except as described above, none of the Private Placement Warrants will be redeemable by us so long as they are held by our Sponsor or its permitted transferees.

For context regarding the thresholds above, historical trading prices for our BSII Class A Ordinary Shares have varied between a low of approximately $            per share in            , to a high of approximately $            per share in            . For illustrative purposes, the closing price of BSII Class A Ordinary Shares was $            on Nasdaq on            .

Notice of redemption shall be mailed by first class mail, postage prepaid, by us not less than thirty (30) days prior to the redemption date we fixed for the redemption to the registered holders of the Public Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the warrants will be notified of such redemption by our posting of the redemption notice to DTC.

Black Spade II’s ability to successfully effect the Business Combination and aWME’s ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of aWME, all of whom Black Spade II expects to stay with aWME following the Closing. The loss of such key personnel could negatively impact the operations and financial results of the combined business.

Black Spade II’s ability to successfully effect the Business Combination and aWME’s ability to successfully operate the business following the Closing is dependent upon the efforts of certain key personnel of aWME. Although Black Spade II expects key personnel to remain with aWME following the Business Combination, there can be no assurance that they will do so. It is possible that aWME will lose some key personnel, the loss of which could negatively impact the operations and profitability of aWME. Furthermore, following the Closing, certain of the key personnel of aWME who will become the management of aWME may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause aWME to have to expend time and resources helping them become familiar with such requirements.

Black Spade II may not have sufficient funds to satisfy indemnification claims of its directors and executive officers.

Black Spade II has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, Black Spade II’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account. Accordingly, any indemnification provided will be able to be satisfied by Black Spade II only if (i) Black Spade II has sufficient funds outside of the Trust Account or (ii) Black Spade II consummates an initial business combination. Black Spade II’s obligation to indemnify its officers and directors may discourage shareholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Black Spade II’s officers and directors, even though such an action, if successful, might otherwise benefit Black Spade II and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent Black Spade II pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

Black Spade II may amend the terms of the Public Warrants in a manner that may be adverse to holders of Public Warrants with the approval by the holders of at least a majority of the then outstanding Public Warrants. As a result, the exercise price of the Public Warrants could be increased, the exercise period could be shortened and the number of BSII Class A Ordinary Share purchasable upon exercise of a Public Warrant could be decreased, all without your approval.

BSII Warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Black Spade II. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision or to make any amendments that are necessary in the good faith determination of our Board of Directors (taking into account then existing market precedents) to allow for the warrants to be classified as equity in our financial statements (provided that such amendment shall not increase the warrant price or shorten the exercise period), but otherwise requires the approval by the holders of at least 50% of the then outstanding public warrants and private placement warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, Black Spade II may amend the terms of the public warrants (i) in a manner adverse to a holder of public warrants if holders of at least 50% of the then outstanding public warrants and private placement warrants approve of such amendment or (ii) to the extent necessary for the warrants in the good faith determination of our Board of Directors (taking into account then existing market precedents) to allow for the warrants to be classified as equity in our financial statements without the consent of any shareholder or warrant holder; provided that this clause (ii) shall not allow any amendment that would increase the warrant price or shorten the exercise period. Although Black Spade II’s ability to amend the terms of the public warrants with the consent of at least 50% of the then outstanding public warrants and private placement warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or shares, shorten the exercise period or decrease the number of BSII Class A Ordinary Shares purchasable upon exercise of a warrant.

Upon the release of the restrictions in the Lock-Up Agreements, additional resales of aWME Ordinary Share from the shareholders that were subject to the lock-up restrictions could cause the market price of aWME Ordinary Share to drop significantly, even if aWME’s business is doing well.

Pursuant to the aWME Shareholders Support Agreement, each of AMTD Digital, AMTD IDEA Group and AMTD Group Inc. (each, a “Lock-Up Obligor”) agreed not to transfer or sell, during a period of three (3) years from and after the Closing Date, subject to customary exceptions, any aWME Ordinary Shares or other equity securities of aWME held by such Lock-Up Obligor immediately after the Closing (including the Earnout Shares), excluding (i) any aWME Ordinary Shares acquired in open market transactions after the Closing, (ii) any aWME Ordinary Shares received by such Lock-Up Obligor upon the exercise, conversion or settlement of options or warrants held by such Lock-Up Obligor immediately after Closing (along with such options or warrants themselves), and (iii) any aWME equity securities issued or issuable with respect to any securities referenced in clauses (i) through (ii) by way of share dividend or share split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction. Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of restrictions in the lock-up agreements, could cause the market price of aWME Ordinary Share to fall or make it more difficult for you to sell your aWME Ordinary Share at a time and price that you deem appropriate.

In addition, promptly following the completion of the Business Combination, aWME intends to file one or more registration statements registering the issuance of additional aWME Class A Ordinary Shares under aWME’s incentive award plan. Shares registered under these registration statements will be available for sale in the public market subject to vesting arrangements and exercise of options and, in the case of aWME’s affiliates, the restrictions of Rule 144 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price aWME Ordinary Share could decline.

Risks Relating to Ownership of Securities of World Media and Entertainment Universal Inc.

Unless the context otherwise requires, all references in this subsection to “aWME,” “we,” “us” or “our” are to World Media and Entertainment Universal Inc. and its subsidiaries.

Upon completion of the Business Combination, Black Spade II Shareholders will become aWME shareholders, BSII Warrant holders will become holders of aWME Warrants and the market price for the aWME Class A Ordinary Shares and aWME Warrants may be affected by factors different from those that historically have affected Black Spade II.

Upon completion of the Business Combination, Black Spade II Shareholders (other than Black Spade II Public Shareholders that validly exercise their redemption rights with respect to their BSII Public Shares and Dissenting Black Spade II Shareholders) will become aWME shareholders and BSII Warrant holders will become holders of aWME Warrants, which may be exercised to acquire aWME Class A Ordinary Shares. aWME’s business differs from that of Black Spade II’s, and, accordingly, the results of operations of aWME will be affected by some factors that are different from those currently affecting the results of operations of Black Spade II. Black Spade II is a special purpose acquisition company incorporated in the Cayman Islands that is not engaged in any operating activity, directly or indirectly. aWME is a holding company incorporated in the Cayman Islands as an exempted company and, after the consummation of the Business Combination, will continue to offer media and entertainment services and hospitality services. aWME’ business and results of operations will be affected by regional, country, and industry risks and operating risks to which Black Spade II was not exposed.

aWME Warrants will become exercisable for aWME Class A Ordinary Shares, which would increase the number of aWME shares eligible for future resale in the public market and result in dilution to aWME shareholders.

aWME Warrants to purchase an aggregate of            aWME Class A Ordinary Shares will become exercisable in accordance with the terms of the Assignment, Assumption and Amendment Agreement and the Black Spade II warrant agreement governing those securities. Assuming the Business Combination closes, the aWME Warrants will become exercisable 30 days after the completion of the Business Combination. The exercise price of the aWME Warrants will be US$11.50 per share. To the extent such aWME Warrants are exercised, additional aWME Class A Ordinary Shares will be issued, which will result in dilution to the existing holders of aWME Class A Ordinary Shares and increase the number of aWME shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such aWME Warrants may be exercised could adversely affect the market price of aWME Class A Ordinary Shares. However, there is no guarantee that the aWME Warrants will ever be in the money prior to their expiration, and as such, the aWME Warrants may expire worthless.

We may redeem your unexpired aWME Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your aWME Warrants worthless.

After the consummation of the Business Combination, we will have the ability to redeem outstanding aWME Warrants at any time after they become exercisable and prior to their expiration, at a price of US$0.01 per warrant, provided that the last reported sales price of aWME Class A Ordinary Shares equals or exceeds US$18.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption and there is an effective registration statement covering the issuance of the aWME Class A Ordinary Shares issuable upon exercise of the aWME Warrants. Redemption of the outstanding aWME Warrants could force you (i) to exercise your aWME Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your aWME Warrants at the then-current market price when you might otherwise wish to hold your aWME Warrants, or (iii) to accept the nominal redemption price, which, at the time the outstanding aWME Warrants are called for redemption, is likely to be substantially less than the market value of your aWME Warrants.

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about aWME, its share price and trading volume could decline significantly.

The trading market for aWME Class A Ordinary Shares will depend, in part, on the research and reports that securities or industry analysts publish about aWME or its business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of aWME, or if these securities or industry analysts are not widely respected within the general investment community, the demand for aWME Ordinary Shares could decrease, which might cause its share price and trading volume to decline significantly. In the event that aWME obtains securities or industry analyst coverage, if one or more of the analysts who cover aWME downgrade their assessment of aWME or publish inaccurate or unfavorable research about our business, the market price and liquidity for aWME Ordinary Shares and aWME Warrants could be negatively impacted.

Future resales of aWME Ordinary Shares issued to aWME shareholders and other significant shareholders may cause the market price of the aWME Class A Ordinary Shares to drop significantly, even if aWME’s business is doing well.

Pursuant to the aWME Shareholder Support Agreement, AMTD Digital Inc., AMTD IDEA Group and AMTD Group Inc. will be restricted, subject to certain exceptions, from selling any of the aWME Ordinary Shares that they receive as a result of the share exchange, which restrictions will expire, and therefore additional aWME Ordinary

Shares will be eligible for resale three years after Closing. Subject to the aWME Shareholder Support Agreement, aWME shareholders may sell aWME Securities pursuant to Rule 144 under the Securities Act, if available. In these cases, the resales must meet the criteria and conform to the requirements of that rule. Upon expiration or waiver of the applicable lock-up periods, and upon effectiveness of the registration statement aWME files pursuant to the Registration Rights Agreement or upon satisfaction of the requirements of Rule 144 under the Securities Act, aWME shareholders may sell large amounts of aWME Securities in the open market or in privately negotiated transactions.

This registration statement also covers the resale of up to            aWME Class A Ordinary Shares by the selling securityholders named herein. The Initial Shareholders are not subject to any contract restrictions with respect to the transfer of the aWME Class A Ordinary Shares will hold upon completion of the Business Combination.

Any future resale by aWME shareholders and the Initial Shareholders which could have the effect of increasing the volatility in the price of aWME securities or putting significant downward pressure on the price of aWME securities.

A market for aWME Class A Ordinary Shares may not develop, which would adversely affect the liquidity and price of aWME Class A Ordinary Shares.

An active trading market for aWME Class A Ordinary Shares may never develop or, if developed, may not be sustained. You may be unable to sell your aWME Class A Ordinary Shares unless a market can be established and sustained. This risk will be exacerbated if there is a high level of redemptions of BSII Public Shares in connection with the Closing of the Business Combination.

The trading prices of aWME Class A Ordinary Shares and aWME Warrants may be volatile and may fluctuate due to a variety of factors, some of which are beyond our control, including, but not limited to:

•        actual or anticipated fluctuations in our financial condition or results of operations;

•        variance in our financial performance from expectations of securities analysts;

•        changes in our projected operating and financial results;

•        changes in laws and regulations affecting our business, our customers or our industries;

•        announcements of new offerings and expansions by us or our competitors;

•        our ability to continue to innovate and bring new offerings to market in a timely manner;

•        our involvement in actual or potential litigation or regulatory investigations;

•        negative publicity about us, our offerings or our industries

•        changes in our senior management or key personnel;

•        announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

•        sales of our securities by us, our shareholders or our warrant holders, as well as the anticipation of lock-up releases;

•        general economic, political, regulatory, industry, and market conditions; and

•        natural disasters or major catastrophic events.

•        other events or factors, including those resulting from war, incidents of terrorism, natural disasters, pandemics or responses to these events.

These and other factors may cause the market price and demand for aWME Class A Ordinary Shares and aWME Warrants to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise negatively affect the liquidity of aWME Class A Ordinary Shares and aWME Warrants. Fluctuations may be even more pronounced in the trading market for aWME Class A Ordinary Shares or aWME Warrants shortly following the Business Combination. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of aWME Class A Ordinary Shares and aWME Warrants, aWME may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from its business.

There can be no assurance that we will not be a passive foreign investment company for any taxable year, which could subject U.S. Holders to significant adverse U.S. federal income tax consequences.

If we are or become a PFIC within the meaning of section 1297 of the Code for any taxable year during which a U.S. Holder holds aWME Class A Ordinary Shares or aWME Warrants, certain adverse U.S. federal income tax consequences may apply to such U.S. Holder. A non-U.S. corporation will generally be a PFIC for U.S. federal income tax purposes if, in any taxable year, either (1) at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and net gains from the disposition of assets giving rise to passive income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income.

Based on the current and anticipated value of the assets and the composition of the income and assets, including goodwill and other unbooked intangibles, of aWME and its subsidiaries, aWME does not currently expect to be a PFIC for the taxable year that includes the Business Combination or foreseeable future taxable years. However, this conclusion is a factual determination that must be made annually at the close of each taxable year on the basis of the composition of the income and assets of aWME and its subsidiaries and, thus, is subject to change. Accordingly, there can be no assurance that aWME or any of its subsidiaries will not be a PFIC for any taxable year.

For a more detailed discussion of the PFIC rules and the risks and adverse tax consequences of PFIC classification to U.S. Holders of aWME Class A Ordinary Shares or aWME Warrants, see “Tax Considerations — U.S. Federal Income Tax Considerations for U.S. Holders — PFIC Considerations.”

Black Spade II’s warrant agreement, which is being assigned to aWME pursuant to the Assignment, Assumption and Amendment Agreement upon the Closing of the Business Combination and under which one BSII Warrant will become one aWME Warrant upon such Closing, designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with aWME in connection with such warrants.

Under the terms of the Assignment, Assumption and Amendment Agreement, Black Spade II warrant agreement is being assigned by Black Spade II to aWME at the Closing of the Business Combination. In connection with this assignment, each BSII Warrant will convert into an aWME Warrant at such time and all of the terms of the Black Spade II warrant agreement not amended by the Assignment, Assumption and Amendment Agreement will remain in effect and applicable to each warrant holder and to aWME after such Closing.

The Black Spade II warrant agreement provides that, subject to applicable law, (i) any action, proceeding or claim against Black Spade II arising out of or relating in any way to the warrant agreement, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) Black Spade II irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. Each of Black Spade II and aWME has waived any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, these provisions of the Black Spade II warrant agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of warrants under the Black Spade II warrant agreement shall be deemed to have notice of and to have consented to the forum provisions of the Existing Warrant Agreement. If any action, the subject matter of which is within the scope the forum provisions of the Existing Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

Since the provisions of the Black Spade II warrant agreement will continue to apply unless amended by the Assignment, Assumption and Amendment Agreement after the Closing of the Business Combination and the conversion of each warrant from a BSII Warrant into an aWME Warrant, and since the choice-of-forum and related provisions have not been amended by the Assignment, Assumption and Amendment Agreement, the choice-of-forum provision may limit a warrant holder’s ability after the Closing of the Business Combination to bring a claim in a judicial forum that it finds favorable for disputes with aWME, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Black Spade II warrant agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, aWME may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect its business, financial condition and results of operations and result in a diversion of the time and resources of aWME’s management and board of directors.

Our issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.

We expect to issue additional share capital in the future that will result in dilution to all other shareholders. We expect to grant equity awards to key employees under our equity incentive plan. We may also raise capital through equity financings or equity-linked in the future. As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of aWME Class A Ordinary Shares to decline.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

We will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act,            listing requirements and other applicable securities rules and regulations. As such, we will incur additional legal, accounting and other expenses following completion of the Business Combination. These expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees post-Business Combination or engage outside consultants to comply with these requirements, which will increase our post-Business Combination costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We expect these laws and regulations to increase our legal and financial compliance costs after the Business Combination and to render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty.

Many members of our management team will have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing its growth strategy, which could prevent us from improving our business, financial condition and results of operations. Furthermore, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. These factors could also make it more difficult for us to attract and retain qualified members of its board of directors, particularly to serve on our audit committee, and qualified executive officers.

As a result of disclosure of information in this proxy statement/prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects and reputation.

We will be an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make aWME Class A Ordinary Shares less attractive to investors, which could have a material and adverse effect on us, including our growth prospects.

Upon consummation of the Business Combination, we will be an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least US$1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of aWME shares held by non-affiliates exceeds US$700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies.

As a result, our shareholders may not have access to certain information they deem important or at the same time if we were a non-foreign private issuer. We cannot predict if investors will find aWME Class A Ordinary Shares less attractive because we rely on these exemptions. If some investors find aWME Class A Ordinary Shares less attractive as a result, there may be a less active trading market and share price for aWME Class A Ordinary Shares may be more volatile.

We will qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we will qualify as a foreign private issuer under the Exchange Act immediately following the consummation of the Business Combination, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the

Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, after the Business Combination, if you continue to hold our securities, you may receive less or different information about us than you currently receive about Black Spade II or that you would receive about a U.S. domestic public company.

We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements, and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

We have no experience operating as a stand-alone public company.

aWME was incorporated in November 2023 as a subsidiary of our Controlling Shareholder. However, we have no experience conducting our operations as a stand-alone public company. Prior to this offering, our Controlling Shareholder has provided us with financial, administrative, human resources and legal services, and also has provided us with the services of a number of its executives and employees. After we become a stand-alone public company, we expect our Controlling Shareholder to continue to provide us with certain support services, but we cannot assure you we will continue to receive the same level of support from our Controlling Shareholder after we become a stand-alone public company. To the extent our Controlling Shareholder does not continue to provide us with such support, we will need to create our own support system. We may encounter operational, administrative and strategic difficulties as we adjust to operating as a stand-alone public company. This may cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations.

In addition, after we become a public company, our management team will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and securities and investor relationships issues. As a stand-alone public company, our management will have to evaluate our internal controls system with new thresholds of materiality, and to implement necessary changes to our internal controls system. We cannot guarantee that we will be able to do so in a timely and effective manner.

We may have conflicts of interest with our Controlling Shareholder and its affiliates and, because of our Controlling Shareholder’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

Our Controlling Shareholder has significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such as mergers, consolidations, change of our name, and amendments of our memorandum and articles of association.

The concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to our securityholders and may prevent us from pursuing transactions that would be beneficial to our securityholders. Conflicts of interest may arise between our Controlling Shareholder or its affiliates and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•        Our board members or executive officers may have conflicts of interest.    Our director, Samuel Chau, is the chief financial reporting officer of our Controlling Shareholder. Our independent director, Dr. Feridun Hamdullahpur, is also a director of our Controlling Shareholder and an independent director of AMTD Digital Inc. and AMTD IDEA Group. Also, Joanne Shoveler is an independent director of AMTD Digital Inc. As a result, they may not have sufficient capacity to perform their duties in our company. These overlapping relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for our Controlling Shareholder and us.

•        Intellectual Property License Agreement.    We license L’Officiel and The Art Newspaper trademarks and domain names and other intellectual properties we use in our business from AMTD Group Inc. under a license agreement with AMTD Group Inc. The license agreement has an initial term of 20 years and will automatically renew for terms of five years each unless either us or AMTD Group Inc. notifies the other party no later than six months prior to the expiration of the then-current term. The license agreement is also terminable by either part if there is a material breach on the part of the other party that is not cured within the prescribed period. AMTD Group Inc. may refuse to renew this license agreement or elect to terminate it upon our default. AMTD Group Inc. may not perform its obligations under this agreement in our best interest, or at all, and may act in a way that is detriment to our business interest.

•        Sale of shares or assets in our company.    Our Controlling Shareholder may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. In addition, our Controlling Shareholder may decide, or be obligated under any of its applicable debt covenant, to sell all or a portion of our shares or our assets in the event of default of our Controlling Shareholder or any of its affiliates under any applicable debt or other obligations or otherwise becomes insolvent. Such a sale of our shares or our assets could be contrary to the interests of our employees or our other shareholders. In addition, our Controlling Shareholder may also discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs.

•        Allocation of business opportunities.    Business opportunities may arise that both we and our Controlling Shareholder find attractive, and which would complement our respective businesses. Although we entered into a master transaction agreement under which our Controlling Shareholder agrees not to pursue investment opportunities without first presenting them to us, our Controlling Shareholder may discourage, delay, or prevent a profitable investment opportunity before our board of directors or shareholders and subsequently decide to pursue investment opportunities or take business opportunities for itself, which would prevent us from taking advantage of those opportunities. These actions may be taken even if they are opposed by our other shareholders.

•        Developing business relationships with our Controlling Shareholder’s competitors.    So long as our Controlling Shareholder remains as our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to market our services for the best interests of our company and our other shareholders.

As a company incorporated in the Cayman Islands and a “controlled company” within the meaning of the            corporate governance rules, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from            corporate governance listing standards applicable to domestic U.S. companies or rely on exemptions that are available to a “controlled company”; these practices may afford less protection to shareholders than they would enjoy if we complied fully with            corporate governance listing standards.

We are an exempted company incorporated in the Cayman Islands, and, after the consummation of the Business Combination, will be listed on as a foreign private issuer. listing rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from corporate governance listing standards applicable to domestic U.S. companies.

Upon consummation of the Business Combination, World Media and Entertainment Universal Inc. will become a “controlled company” as defined under the            rules because it is expected that the Controlling Shareholder will own more than 50% of our total voting power. For so long as World Media and Entertainment Universal Inc. remains a controlled company under that definition, it is permitted to elect to rely, and may rely, on certain exemptions from            corporate governance rules.

As a foreign private issuer and a “controlled company”, World Media and Entertainment Universal Inc. is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including (i) an exemption from the rule that a majority of our board of directors must be independent directors; (ii) an exemption from the rule that director nominees must be selected or recommended solely by independent directors; (iii) an exemption from the rule that the compensation committee must be comprised solely of independent directors and (iv) an exemption from the requirement that an audit committee be comprised of at least three members under            . We intend to rely on all of the foregoing exemptions available to foreign private issuers and “controlled company.”

As a result, you may not be provided with the benefits of certain corporate governance requirements of applicable to companies that are subject to these corporate governance requirements.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, and we conduct substantially all of its operations, and a majority of its directors and executive officers reside, outside of the United States.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Substantially all of our assets are located outside the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or to enforce judgments obtained in the United States courts against our directors or officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforceability of Civil Liability.”

Our corporate affairs will be governed by the Amended aWME Articles, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by minority aWME shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. We will also be subject to the federal securities laws of the United States. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions, and the register of mortgages and charges, of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our post-offering articles of association that will become effective immediately prior to completion of the Business Combination to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Cayman Islands Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Comparison of Corporate Governance and Shareholder Rights.”

It is not expected that we will pay dividends in the foreseeable future after the Business Combination.

It is expected that we will retain most, if not all, of its available funds and any future earnings after the Business Combination to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.

Following completion of the Business Combination, our board of directors will have discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the board of directors. Accordingly, you may need to rely on sales of aWME Class A Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on your investment. There is no guarantee that the aWME Class A Ordinary Shares will appreciate in value after the Business Combination or that the market price of the aWME Class A Ordinary Shares will not decline.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of aWME Class A Ordinary Shares may consider beneficial.

Upon consummation of the Business Combination, we will adopt a dual-class voting structure such that our ordinary shares will consist of aWME Class A Ordinary Shares and aWME Class B ordinary shares. Holders of aWME Class A Ordinary Shares and aWME Class B Ordinary Shares have the same rights other than voting and conversion rights. Each holder of aWME Class A Ordinary Shares will be entitled to one vote per share and each holder of aWME Class B Ordinary Shares will be entitled to 20 votes per share on all matters submitted to them for a vote. aWME Class A Ordinary Shares and aWME Class B Ordinary Shares will vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each aWME Class B Ordinary Share will be convertible into one aWME Class A Ordinary Share, whereas aWME Class A Ordinary Shares will not be convertible into aWME Class B Ordinary Shares under any circumstances. Upon any transfer of aWME Class B Ordinary Shares by a holder thereof to any person or entity which is not an affiliate of such holder, such aWME Class B Ordinary Shares will automatically and immediately be converted into the equal number of aWME Class A Ordinary Shares.

Assuming No Redemptions Scenario, it is anticipated that, immediately after the consummation of the Business Combination, (a) AMTD Digital Inc. will own 28.4% of the outstanding aWME Ordinary Shares and own all of the outstanding aWME Class B Ordinary Shares, representing 90.1% of aWME’s total voting power. After the consummation of the Business Combination, AMTD Digital Inc. (and therefore the Controlling Shareholder) will continue to have considerable influence over matters requiring shareholder approval, over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover, or other change of control transaction, which could have the effect of depriving the holders of aWME Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

Our dual-class voting structure may render aWME Class A Ordinary Shares and aWME Warrants ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of such securities.

Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of aWME Class A Ordinary Shares and aWME Warrants in such indices, which could adversely affect the trading price and liquidity of such securities.

If aWME Class A Ordinary Shares or the aWME Warrants are not eligible for deposit and clearing within the facilities of the Depository Trust Company, then transactions in the aWME Class A Ordinary Shares or the aWME Warrants may be disrupted.

The facilities of the Depository Trust Company (“DTC”) are a widely used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. We expect that aWME Class A Ordinary Shares and the aWME Warrants will be eligible for deposit and clearing within the DTC system. We expect to enter into arrangements with DTC whereby we will agree to indemnify DTC for stamp duty that may be assessed upon it as a result of its service as a depository and clearing agency for the aWME Class A Ordinary Shares and the aWME Warrants. We expect these actions, among others, will result in DTC agreeing to accept the aWME Class A Ordinary Shares and the aWME Warrants for deposit and clearing within its facilities.

DTC is not obligated to accept aWME Class A Ordinary Shares or the aWME Warrants for deposit and clearing within its facilities in connection with the listing, and even if DTC does initially accept aWME Class A Ordinary Shares or the aWME Warrants, it will generally have discretion to cease to act as a depository and clearing agency for aWME Class A Ordinary Shares or the aWME Warrants.

If DTC determines prior to the consummation of the Business Combination that aWME Class A Ordinary Shares or the aWME Warrants are not eligible for clearance within the DTC system, then we would not expect to consummate the Business Combination or the listing contemplated by this proxy statement/prospectus in its current form. However, if DTC determines at any time after the completion of the transactions and the listing that aWME Class A Ordinary Shares or the aWME Warrants were not eligible for continued deposit and clearance within its facilities, then we believe that aWME Class A Ordinary Shares or aWME Warrants would not be eligible for continued listing on a U.S. securities exchange and trading in the securities or warrants would be disrupted. While we would pursue alternative arrangements to preserve its listing and maintain trading of its securities, any such disruption could have a material adverse effect on the market price of aWME Class A Ordinary Shares and the aWME Warrants.

Risks Relating to Redemption of Black Spade II Public Shares

If a shareholder fails to receive notice of Black Spade II’s offer to redeem the BSII Public Shares in connection with the Business Combination, such shares may not be redeemed.

Black Spade II will comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite Black Spade II’s compliance with these rules, if a shareholder fails to receive Black Spade II’s proxy materials, such shareholder may not become aware of the opportunity to redeem its shares.

In addition, proxy materials that Black Spade II furnishes to the Black Spade II Public Shareholders in connection with the Business Combination will describe the various procedures that must be complied with in order to validly redeem the BSII Public Shares. For example, Public Shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” are required to either tender their certificates to the transfer agent at least two business days prior to the vote on the proposal to approve the Business Combination, or to deliver their shares to the transfer agent electronically. In the event that a Public Shareholder fails to comply with these or any other procedures, its shares may not be redeemed.

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your Public Shares and/or warrants, potentially at a loss.

Black Spade II Public Shareholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) the completion of an initial business combination and then only in connection with those Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations and on the conditions described herein, (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the Black Spade II Articles (A) to modify the substance or timing of Black Spade II’s obligation to allow redemption in connection with our initial business combination or to redeem 100% of Public Shares if Black Spade II does not complete an initial business combination within the Completion Window or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, and (iii) the redemption of Public Shares if Black Spade II has not completed an initial business combination within the Completion Window, subject to applicable law and as further described herein. Public Shareholders who redeem their Public Shares in connection with a shareholder vote described in clause (ii) in the preceding sentence shall not be entitled to funds from the Trust Account upon the subsequent completion of an initial business combination or liquidation if Black Spade II has not completed the Business Combination within the Completion Window, with respect to such Public Shares so redeemed. In no other circumstances will a Public Shareholder have any right or interest of any kind in the Trust Account. Holders of Public Warrants will not have any right to the proceeds held in the Trust Account with respect to the Public Warrants. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or Public Warrants, potentially at a loss.

There is no guarantee that a Public Shareholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put such shareholder in a better future economic position.

No assurance can be given as to the price at which a Public Shareholder may be able to sell aWME ordinary shares in the future. Certain events following the consummation of the Business Combination may cause an increase in aWME’s share price, and may result in a lower value realized now than a Public Shareholder might realize in the future had the Black Spade II Public Shareholder not elected to redeem their Public Shares. Similarly, if a Public Shareholder does not redeem his, her or its shares, such shareholder will bear the risk of ownership of aWME ordinary shares, and there can be no assurance that a shareholder can sell his, her or its aWME ordinary shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. Any Public Shareholder should consult his, her or its own tax and/or financial advisor for assistance on how this may affect its individual situation.

The ability of Public Shareholders to exercise redemption rights with respect to a large number of BSII Ordinary Shares could increase the probability that the Business Combination would be unsuccessful and that you would have to wait for liquidation in order to redeem BSII Shares.

If the Business Combination is not consummated, you would not receive your pro rata portion of the Trust Account until the Trust Account is liquidated. If you are in need of immediate liquidity, you could attempt to sell your BSII Ordinary Shares in the open market; however, at such time BSII Ordinary Shares may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with Black Spade II’s redemption until Black Spade II liquidates or you are able to sell your BSII Ordinary Shares in the open market.

Public Shareholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group,” will be restricted from seeking redemption rights with respect to more than 15% of the public shares.

A public shareholder, together with any affiliate or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the public shares. Accordingly, if you hold more than 15% of the public shares and the Business Combination Proposal is approved, you will not be able to seek redemption rights with respect to the full amount of your shares and may be forced to hold the shares in excess of 15% or sell them in the open market. Black Spade II cannot assure you that the value of such excess shares will appreciate over time following a business combination or that the market price of BSII Ordinary Shares will exceed the per-share redemption price.

Risks Relating to the Adjournment Proposal

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the Black Spade II Board will not have the ability to adjourn the Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

The Black Spade II Board will be seeking approval to adjourn the Meeting to a later date or dates if, at the Meeting, based upon the tabulated votes, there are insufficient votes to approve the consummation of the Business Combination. If the Adjournment Proposal is not approved, the Black Spade II Board will not have the ability to adjourn the Meeting to a later date and, therefore, will not have more time to solicit votes to approve the consummation of the Business Combination. In such event, the Business Combination would not be completed.

EXTRAORDINARY GENERAL MEETING OF BLACK SPADE II SHAREHOLDERS

In this section, “aWME” refers to World Media and Entertainment Universal Inc.

General

Black Spade II is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by the Black Spade II Board for use at the extraordinary general meeting of Black Spade II Shareholders and at any adjournment thereof. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the Meeting.

Date, Time and Place of Meeting of Black Spade II Shareholders

The Meeting will be held on            , 2025, at            [a.m./p.m.], Eastern Time, virtually over the Internet by means of a live audio webcast. For the purposes of the second amended and restated memorandum and articles of association of Black Spade II adopted by special resolution dated August 13, 2024 (as amended and/or restated from time to time, the “Black Spade II Articles”), the physical location of the Meeting shall be at offices of Latham & Watkins LLP, at 9 Raffles Place, #42-02 Republic Plaza, Singapore 048619. You may attend the Meeting webcast by accessing the web portal located at https://            and following the instructions set forth on your proxy card.

Purpose of the Black Spade II Meeting

At the Meeting, Black Spade II is asking its shareholders:

1.      Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to ratify, approve and adopt by way of ordinary resolution the Business Combination Agreement, dated as of January 27, 2025, by and among Black Spade II, World Media and Entertainment Universal Inc. (“aWME”) and WME Merger Sub Limited (“Merger Sub”), as may be amended, supplemented or restated from time to time (the “Business Combination Agreement”), and the transactions contemplated therein (the “Transactions”), including the merger whereby Merger Sub will merge with and into Black Spade II, with Black Spade II surviving the merger as a wholly owned subsidiary of aWME and the securityholders of Black Spade II becoming securityholders of aWME (the “Business Combination”) (the “Business Combination Proposal”). A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A (Business Combination Agreement).

2.      Proposal No. 2 — The Merger Proposal — to consider and vote upon a proposal to authorize and approve by way of special resolution the Plan of Merger made in accordance with the provisions of Section 233 of the Companies Act (As Revised) of the Cayman Islands (the “Plan of Merger”) and the Business Combination (the “Merger Proposal”). A copy of the Plan of Merger is attached to this proxy statement/prospectus as Annex B.

3.      Proposal No. 3 — The Adjournment Proposal — to consider and vote upon a proposal by way of ordinary resolution to adjourn the Meeting to a later date or dates to be determined by the chairman of the Meeting, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve one or more of the Business Combination Proposal, the Merger Proposal, or if holders of Class A ordinary shares of Black Spade II (the “BSII Class A Ordinary Shares”) have elected to redeem an amount of BSII Class A Ordinary Shares such that Black Spade II would have less than $5,000,001 of net tangible assets (the “Adjournment Proposal”).

Recommendation of the Black Spade II Board

The Black Spade II Board has determined that each of the proposals outlined above is fair to and in the best interests of Black Spade II and its shareholders and recommended that Black Spade II Shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal and “FOR” the Adjournment Proposal, if presented.

Record Date; Persons Entitled to Vote

Black Spade II Shareholders will be entitled to vote or direct votes to be cast at the Meeting if they owned BSII Shares at the close of business on the Record Date for the Meeting. Shareholders will have one vote for each BSII Share owned at the close of business on the Record Date of the Meeting. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. BSII’s warrants do not have voting rights. As of the close of business on the Record Date, there were            BSII Shares outstanding, of which            were BSII Public Shares.

Quorum

A quorum is the minimum number of shares of BSII Shares that must be present to hold a valid meeting. A quorum will be present at the Meeting if a majority of the voting power of the issued and outstanding BSII Shares entitled to vote at the Meeting are represented in person or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum. The BSII Class A Ordinary Shares and BSII Class B Ordinary Shares are entitled to vote together as a single class on all matters submitted to a vote of Black Spade II Shareholders at the Meeting.

Vote Required

The proposals to be presented at the Meeting will require the following votes:

Business Combination Proposal — The approval of the Business Combination Proposal will require an ordinary resolution under Cayman Islands law and pursuant to Black Spade II Articles, being the affirmative vote of shareholders holding a majority of the outstanding BSII Shares which, being so entitled, are voted on such resolution in person or by proxy at the Meeting at which a quorum is present. The Transactions will not be consummated if Black Spade II has less than $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) either immediately prior to or upon consummation of the Transactions.

Merger Proposal — The approval of the Merger Proposal will require a special resolution under Cayman Islands law and pursuant to Black Spade II Articles, being the affirmative vote of shareholders holding at least two thirds of the outstanding BSII Shares which, being so entitled, are voted on such resolution in person or by proxy at the Meeting at which a quorum is present.

Adjournment Proposal — The approval of the Adjournment Proposal will require an ordinary resolution under Cayman Islands law and pursuant to Black Spade II Articles, being the affirmative vote of shareholders holding a majority of the BSII Shares which, being so entitled, are voted on such resolution in person or by proxy at the Meeting at which a quorum is present.

Voting Your Shares

If you are a holder of record of BSII Shares, there are two ways to vote your shares of BSII Shares at the Meeting:

•        By Proxy. You may vote by proxy by completing the enclosed proxy card and returning it in the postage-paid return envelope and, in any event so as to be received by Black Spade II no later than at            [a.m./p.m.] Eastern Time, on            , 2025, being 48 hours before the time appointed for the holding of the Meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting). Alternatively, you may authorize the individuals named on your proxy card to vote your shares by using the Internet as described in the instructions included with your proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted “FOR” all of the proposals in accordance with the recommendation of the Black Spade II Board. Proxy cards received after a matter has been voted upon at the Meeting will not be counted.

•        In Person. You may attend the Meeting virtually over the Internet by joining the live audio webcast and vote electronically by submitting a ballot through the web portal during the Meeting. You may attend the Meeting webcast by accessing the web portal located at https://            and following the instructions set forth on your proxy card. See the section titled “Extraordinary General Meeting of Black Spade II Shareholders — Date, Time and Place of Meeting of Black Spade II Shareholders” for more information.

Revoking Your Proxy

If you are a holder of record of BSII Shares and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card to Black Spade II’s transfer agent with a later date so that it is received no later than at            [a.m./p.m.] Eastern Time, on            , 2025, being 48 hours before the time appointed for the holding of the Meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting) or attend the live webcast of the Meeting and vote electronically;

•        you may notify Black Spade II’s transfer agent in writing, prior to the vote at the Meeting, that you have revoked your proxy; or

•        you may attend the Meeting virtually over the internet by joining the live audio webcast of the Meeting and vote electronically, although your attendance alone will not revoke any proxy that you have previously given.

If you hold your BSII Shares in “street name,” you may submit new instructions on how to vote your shares by contacting your broker, bank or other nominee.

Who Can Answer Your Questions About Voting Your Shares

If you are a Black Spade II Shareholder and have any questions about how to vote or direct a vote in respect of your shares of BSII Shares, you may contact            , Black Spade II’s proxy solicitor, at            or            .

Redemption Rights

Holders of BSII Public Shares may seek to redeem their shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, any proposal described by this proxy statement/prospectus. Any shareholder holding BSII Public Shares may demand that Black Spade II redeem such shares for a full pro rata portion of the Trust Account (for illustrative purposes, based on funds in the Trust Account of approximately $            million as of            , 2025, the estimated redemption price per share would have been approximately $            ), calculated as of two (2) business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the merger with aWME is consummated, Black Spade II will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the public shares. Accordingly, all public shares in excess of 15% held by a Black Spade II Public Shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash.

Holders of Black Spade II’s Founder Shares will not have redemption rights with respect to such shares.

If you are a holder of BSII Public Shares and wish to exercise your redemption rights, you must:

•        submit a written request to Continental Stock Transfer & Trust Company, Black Spade II transfer agent, in which you (i) request that Black Spade II redeem all or a portion of your BSII Public Shares for cash, and (ii) identify yourself as the beneficial holder of the BSII Public Shares and provide your legal name, phone number and address; and

•        either tender your share certificates (if any) to Continental Stock Transfer & Trust Company, Black Spade II transfer agent, or deliver your BSII Public Shares to the transfer agent electronically using The Depository Trust Company’s Deposit/Withdrawal at Custodian System.

Holders must complete the procedures for electing to redeem their BSII Public Shares in the manner described above on no later than 5:00 p.m. Eastern time on            , 2025, two (2) business days prior to the Meeting, in order for the BSII Public Shares to be redeemed. If you hold the shares in “street name,” you will need to coordinate with your broker, bank or nominee to have the BSII Public Shares you beneficially own certificated and delivered electronically. Holders of Units must elect to separate the Units into the underlying BSII Public Shares and the BSII Warrants prior to exercising redemption rights with respect to the BSII Public Shares. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $100.00 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed merger is not consummated this may result in an additional cost to shareholders for the return of their shares.

Black Spade II’s transfer agent can be contacted at the following address with regard to questions on redemption:

Continental Stock Transfer & Trust Company
1 State Street — 30th Floor
New York, New York 10004
Attn: SPAC Redemption Team
Email: spacredemptions@continentalstock.com

Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal. Furthermore, if a holder of a public share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically). Such a request must be made by contacting Continental Stock Transfer & Trust Company, Black Spade II transfer agent, at the address set out above.

If the Business Combination is not approved or completed for any reason, then Black Spade II Public Shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a full pro rata portion of the Trust Account, as applicable. In such case, Black Spade II will promptly return any shares delivered by Black Spade II Public Shareholders. If Black Spade II would be left with less than $5,000,001 of net tangible assets as a result of the holders of public shares properly demanding redemption of their shares for cash, Black Spade II will not be able to consummate the merger.

The closing price of BSII Class A Ordinary Shares on Nasdaq on            , 2025 was $            . The cash held in the Trust Account on such date was approximately $            million ($            per public share). Prior to exercising redemption rights, shareholders should verify the market price of BSII Class A Ordinary Shares as they may receive higher proceeds from the sale of their BSII Class A Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Black Spade II cannot assure its shareholders that they will be able to sell their BSII Class A Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

If a holder of BSII Public Shares exercises his, her or its redemption rights, then he, she or it will be exchanging their BSII Class A Ordinary Shares for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than the close of the vote on the Business Combination Proposal by delivering your share certificate (either physically or electronically) to Black Spade II’s transfer agent prior to the vote at the Meeting, and the merger is consummated.

For a detailed discussion of the material U.S. federal income tax considerations for shareholders with respect to the exercise of these redemption rights, see the section titled “Tax Considerations — U.S. Federal Income Tax Considerations — Effects to U.S. Holders of Exercising Redemption Rights.” The consequences of a redemption to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Appraisal Rights under the Cayman Islands Companies Act

The Cayman Islands Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, Black Spade II Public Shareholders are still entitled to exercise the rights of redemption in respect to their BSII Public Shares as set out herein, and the Black Spade II Board has determined that the redemption proceeds payable to Black Spade II Public Shareholders who exercise such redemption rights represent the fair value of those shares. See the section titled “Proposal Two — The Merger Proposal — Appraisal Rights Under the Cayman Islands Companies Act” for additional information.

Holders of BSII Public Warrants or Units do not have appraisal rights in respect to such securities in connection with the Business Combination under the Cayman Islands Companies Act.

Proxy Solicitation Costs

Black Spade II is soliciting proxies on behalf of the Black Spade II Board. This solicitation is being made by mail but also may be made by telephone. Black Spade II and its directors, officers and employees may also solicit proxies online. Black Spade II will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Black Spade II will bear the cost of the solicitation.

Black Spade II has hired            to assist in the proxy solicitation process. Black Spade II has agreed to pay            a fee of $            plus disbursements.

Black Spade II will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Black Spade II will reimburse them for their reasonable expenses.

Other Matters

As of the date of this proxy statement/prospectus, the Black Spade II Board does not know of any business to be presented at the Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

Interests of Black Spade II’s Directors and Officers in the Business Combination

In considering the recommendation of the Black Spade II Board to vote in favor of approval of the Business Combination Proposal and the Merger Proposal, shareholders should keep in mind that the Sponsor and Black Spade II’s directors and executive officers have interests in such proposals that are different from, or in addition to, those of Black Spade II Shareholders generally. In particular:

•        If the Business Combination or another business combination is not consummated within the Completion Window, Black Spade II will (i) cease all operations, except for the purpose of winding up, (ii) redeem 100% of the outstanding BSII Public Shares for cash and, (iii) subject to the approval of its remaining shareholders and the Black Spade II Board, dissolve and liquidate. On the other hand, if the Business Combination is consummated, each outstanding Eligible BSII Share will be converted into one aWME Class A Ordinary share, subject to adjustment described herein.

•        If Black Spade II is unable to complete a business combination within the required time period, the Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Black Spade II for services rendered or contracted for or for products sold to Black Spade II, but only if such a vendor or target business has not executed a waiver. If Black Spade II consummates a business combination, on the other hand, Black Spade II will be liable for all such claims.

•        the Sponsor, the Sponsor Related Parties and certain of the Sponsor’s and its affiliates’ directors, officers and employees own an aggregate of 3,825,000 BSII Class B Ordinary Shares and 11,120,000 Private Placement Warrants, which shares and warrants were originally acquired by the Sponsor for an aggregate investment of $5,585,000 at the time of Black Spade II’s formation and Black Spade II’s IPO and would become worthless if Black Spade II does not complete a business combination by the required time period, as such shareholders have waived any redemption right with respect to those shares and the Private Placement Warrants would expire worthless. After giving effect to the Business Combination, the Sponsor and certain of the Sponsor’s and its affiliates’ directors, officers and employees would own up to an aggregate of            aWME Class A Ordinary Shares and            aWME Warrants. Such shares have an aggregate market value of approximately $            , based on the Closing Price of BSII II Class A Ordinary Shares of $            on Nasdaq on            , 2025.

•        Under the Business Combination Agreement, upon the Closing, the Sponsor will be entitled to receive a transaction bonus in the amount of $5,560,000. Such amount will be deducted from the Trust Account, to the extent there remain any funds in the Trust Account after application of the funds in the Trust Account to satisfy any Black Spade II Shareholder Redemptions, and any shortfall will be paid by aWME.

•        The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

•        Given the difference between the purchase price that the Sponsor paid for the Founder Shares and the price of the BSII Public Shares and considering that the Sponsor would receive a substantial amount of aWME Class A Ordinary Shares in connection with the Proposed Transactions, the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-Business Combination company.

•        The current directors and officers of Black Spade II will continue to be indemnified by Black Spade II and will continue to be covered by the directors’ and officers’ liability insurance after the Business Combination.

•        The Black Spade II Articles contain a waiver of the corporate opportunity doctrine. With such waiver, there could be business combination targets that may be suitable or worth consideration for a combination with Black Spade II but not offered due to a Black Spade II director’s duties to another entity. Black Spade II does not believe that the potential conflict of interest relating to the waiver of the corporate opportunities doctrine in the Black Spade II Articles impacted its search for an acquisition target, and Black Spade II was not prevented from reviewing any opportunities as a result of such waiver.

•        The Sponsor and Black Spade II’s directors and officers have each entered into a letter agreement pursuant to which they have agreed, among other things, (i) to vote all of the BSII Shares, including Public Shares and Founder Shares, held by them in favor of the Business Combination, (ii) to waive their redemption rights with respect to such shares in connection with (a) a shareholder vote to approve an amendment to the Black Spade II Articles and (b) the completion of the Business Combination, and (iii) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Black Spade II fails to complete an initial business combination, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold. Other than inducing the underwriters to proceed with Black Spade II’s IPO, no other consideration was received for such waivers. As of the date of this proxy statement/prospectus, the Sponsor and Black Spade II’s directors and officers and certain employees of Sponsor’s affiliates own approximately 20% of the issued and outstanding BSII Shares.

The existence of financial and personal interests of Black Spade II’s directors and officers may result in a conflict of interest on part of one or more of them between what they may believe is best for Black Spade II and what they may believe is best for themselves in determining whether or not to make their recommendation to vote in favor of the approval of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus. Under Cayman Islands law, directors and officers owe certain fiduciary duties, including, among others, a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole and a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose. Directors also owe a duty of care, which is not fiduciary in nature. Accordingly, directors and officers have a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interest, and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. Black Spade II’s directors and officers considered their fiduciary duty and the conflicts of interests, among other matters, in evaluating the Business Combination and in recommending to shareholders that they approve the Business Combination.

Purchases of BSII Shares

At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding Black Spade II or its securities, the Sponsor, the Initial Shareholders, and/or their respective affiliates may purchase BSII Public Shares from shareholders who indicate an intention to redeem BSII Class A Ordinary Shares. While they have no current plans to do so, the Sponsor, the Initial Shareholders, and/or their respective affiliates reserve the right to purchase shares from holders of BSII Class A Ordinary Shares who have already elected to exercise their redemption rights, in which event such selling shareholders would be required to revoke their prior elections to redeem their shares. Any such transaction would be separately negotiated at the time of the transaction.

As of the date of this proxy statement/prospectus, the Sponsor, the Initial Shareholders, and/or their respective affiliates, have not made any such purchases of shares and/or warrants from investors. If the Sponsor, the Initial Shareholders, and/or their respective affiliates enter into any such arrangements: (i) any such purchases of securities would be made at a price no higher than the redemption price; (ii) shares acquired in such transactions would not be voted in favor of approving the Business Combination; and (iii) holders of such shares would waive their right to redemption rights with respect to such shares.

The purpose of such share purchases and other transactions would be to increase the likelihood of approval of the Business Combination Proposal, the Merger Proposal and other proposals and reduce redemptions, where it appears that such requirements for the consummation of the Business Combination would otherwise not be met. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by our initial shareholders for nominal value. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or public warrants in such transactions.

Entering into any such arrangements may have a depressive effect on BSII Public Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of BSII Public Shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Meeting and would likely increase the chances that such proposals would be approved. In addition, if such purchases are made, the public “float” of BSII Shares and BSII Public Warrants may be reduced and the number of beneficial holders of securities of Black Spade II may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of such securities a national securities exchange. Black Spade II will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

THE BUSINESS COMBINATION AGREEMENT

For a discussion of the Business Combination structure and consideration provisions of the Business Combination Agreement, see the section titled “Proposal One — The Business Combination Proposal.” Such discussion and the following summary of other material provisions of the Business Combination Agreement does not purport to describe all of the terms of the Business Combination Agreement and is qualified by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A. (Business Combination Agreement) to this proxy statement/prospectus. All Black Spade II Shareholders are encouraged to read the Business Combination Agreement in its entirety for a more complete description of the terms and conditions of the Business Combination.

The summary of the Business Combination Agreement below is included in this proxy statement/prospectus only to provide you with information regarding the terms and conditions of the Business Combination Agreement and not to provide any other factual information regarding Black Spade II, aWME or their respective businesses. Accordingly, the representations and warranties and other provisions of the Business Combination Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus.

In this section, “aWME” refers to World Media and Entertainment Universal Inc.

Introduction

On January 27, 2025, the Business Combination Agreement was entered into, by and among Black Spade II, World Media and Entertainment Universal Inc. (“aWME”) and Merger Sub, pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Black Spade II (the “Merger”), with Black Spade II surviving the Merger as a wholly-owned subsidiary of aWME. The Business Combination Agreement was approved by the board of directors of each of Black Spade II and aWME.

Closing and Effective Time of the Transactions

The Closing will take place on the third business day following the satisfaction or waiver of the conditions set forth in the Business Combination Agreement (the “Closing Date”) and summarized below under the subsection titled “— Conditions to Closing of the Transactions,” unless Black Spade II and aWME agree to another time or unless the Business Combination Agreement is terminated pursuant to its terms.

Conversion of Securities

Pursuant to the Business Combination Agreement, among other things, prior to the effective time of the Merger (the “Merger Effective Time”), aWME will re-designate:

•        Each ordinary share of aWME (other than non-voting ordinary shares) that is not held by AMTD Digital Inc. (“AMTD Digital”) into one Class A ordinary share of aWME (“aWME Class A Ordinary Share”);

•        Each ordinary share of aWME (other than non-voting ordinary shares) that is held by AMTD Digital into one Class B ordinary share of aWME (“aWME Class B Ordinary Share”); and

•        Each non-voting ordinary share of aWME into one non-voting preferred share of aWME (“aWME Preferred Share”).

Pursuant to the Business Combination Agreement, immediately after the completion of the re-designation of shares and immediately prior to the Merger Effective Time, aWME will effect a share consolidation or subdivision such that:

•        Each aWME Class A Ordinary Share will be consolidated or divided into a number of aWME Class A Ordinary Shares equal to the Adjustment Factor (as defined below);

•        Each aWME Class B Ordinary Share will be consolidated or divided into a number of aWME Class B Ordinary Shares equal to the Adjustment Factor; and

•        Each aWME Preferred Share will be consolidated or divided into a number of aWME Preferred Shares equal to the Adjustment Factor (as defined below)

(such actions, collectively, the “Recapitalization”).

The “Adjustment Factor” will be the number resulting from dividing the Per Share aWME Equity Value by $10.00. The “Per Share aWME Equity Value” will be obtained by dividing (a) the equity value of aWME (being $488,000,000) by (b) the aggregate number of ordinary shares of aWME issued and outstanding immediately prior to the Recapitalization.

At the Merger Effective Time and as a result of the Merger:

•        Each Class B ordinary share of Black Spade II, par value $0.0001 per share (“BSII Class B Ordinary Shares”) that is issued and outstanding immediately prior to the Merger Effective Time will be automatically cancelled in exchange for the right to receive one aWME Class A Ordinary Share;

•        Each Class A ordinary share of Black Spade II, par value $0.0001 per share (“BSII Class A Ordinary Share”) that is issued and outstanding immediately prior to the Merger Effective Time (other than such BSII Class A Ordinary Shares that are treasury shares, validly redeemed shares or BSII Dissenting Shares (as defined below)) will be cancelled in exchange for the right to receive one aWME Class A Ordinary Share;

•        Each BSII Class A Ordinary Share that is held as a treasury share will be cancelled and cease to exist;

•        Each issued and outstanding BSII Class A Ordinary Share that is validly redeemed will be cancelled in exchange for the right to be paid a pro rata share of the aggregate amount payable with respect to the exercise of the redemption rights of Black Spade II Shareholders;

•        Each issued and outstanding BSII Class A Ordinary Share that is held by any person who has validly exercised and not effectively withdrawn or lost their right to dissent from the Merger in accordance with Section 238 of the Cayman Islands Companies Act (“BSII Dissenting Share”) will be cancelled and carry no right other than the right to receive the payment of the fair value of such BSII Dissenting Share determined in accordance with Section 238 of the Cayman Islands Companies Act; and

•        Each issued and outstanding warrant of Black Spade II exercisable for shares of Black Spade II will be exchanged for a corresponding warrant exercisable for aWME Class A Ordinary Shares (“aWME Warrants”).

Additional Consideration to Black Spade II Public Shareholders

To provide additional consideration to Black Spade II Public Shareholders, aWME will make a cash payment equal to $1.25 multiplied by the number of BSII Class A Ordinary Shares held by eligible Black Spade II Public Shareholders on the Closing Date immediately before the Merger Effective Time, which we refer to as the Non-Redemption Payment Amount. In order to be eligible to receive the Non-Redemption Payment Amount, you must: (a) be a Black Spade II Public Shareholder on the Closing Date immediately before the Merger Effective Time and as of the date falling            days after the Closing, (b) have not acquired your BSII Class A Ordinary Shares through a conversion of BSII Class B Ordinary Shares, and (c) never have elected to exercise a redemption right in respect of BSII Class A Ordinary Shares.

After the Closing, and after the payment of a transaction bonus to the Sponsor in the amount of $5,560,000, aWME will make a payment, in cash, to each eligible Black Spade II Public Shareholder who holds BSII Class A Ordinary Shares that has never elected to exercise its redemption rights in an amount equal to $1.25 multiplied by the number of BSII Class A Ordinary Shares (excluding BSII Class A Ordinary Shares converted from BSII Class B Ordinary Shares) held by that eligible shareholder on the Closing Date immediately before the Merger Effective Time, subject to a holding period requirement of            days; provided, for the avoidance of doubt, that any shareholder upon the Closing that was an eligible shareholder who elected to exercise its redemption right shall not be entitled to receive this foregoing payment.

Earnout

Following the Closing, if any of the following events occurs prior to the first anniversary of the Closing Date (the “Earnout Period”), aWME may issue, or cause to be issued, to each of AMTD Digital, AMTD IDEA Group and AMTD Group Inc. (in accordance with their respective pro rata share, calculated on the basis of the number of aWME Class A Ordinary Shares held by them inter se), such number of aWME Class A Ordinary Shares which in aggregate represent 3% of the aggregate number of aWME Class A Ordinary Shares outstanding as of the date such event occurs:

(a)     the daily dollar volume-weighted average price (“VWAP”) of aWME Class A Ordinary Shares is equal to or greater than $30.00 for forty (40) trading days during any continuous sixty (60) trading day period; or

(b)    (i) the VWAP of aWME Class A Ordinary Shares is equal to or greater than $20.00 for forty (40) trading days during any continuous sixty (60) trading day period; (ii) aWME or any of its subsidiaries has acquired not less than 51% of the ownership interest in a hotel of not less than 100 rooms (including with all permits, licenses, consents and approvals as may be required for such hotel to operate) which is fully operating during the Earnout Period and not less than 51% interest in the management contract with respect to such hotel; and (iii) aWME or any of its subsidiaries has acquired not less than 51% of the ownership interest in each of at least five (5) Eligible Coffee Shops and not less than 51% interest in each management contract with respect to each such Eligible Coffee Shop. As used herein, “Eligible Coffee Shop” means a commercial shop retailing coffee products under the “L’Officiel” brand, which has not less than 20 seats and is fully operating during the Earnout Period and has all permits, licenses, consents and approvals as may be required for it to operate (but excluding any “pop-up” shops or other shops or retail facilities of a temporary nature).

Nothing in the foregoing is intended to restrict aWME’s discretion to issue equity incentives after the Closing where it believes such issuance is in the best interests of aWME.

Appraisal Rights under the Cayman Islands Companies Act

Notwithstanding the above, the Cayman Islands Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, Black Spade II Public Shareholders are still entitled to exercise the rights of redemption in respect to their BSII Public Shares as set out herein, and the Black Spade II Board has determined that the redemption proceeds payable to Black Spade II Public Shareholders who exercise such redemption rights represent the fair value of those shares. See the section titled “Proposal Two — The Merger Proposal — Appraisal Rights Under the Cayman Islands Companies Act” for additional information.

Holders of BSII Public Warrants or Units do not have appraisal rights in respect to such securities in connection with the Business Combination under the Cayman Islands Companies Act.

Representations and Warranties

Under the Business Combination Agreement, aWME made customary representations and warranties to Black Spade II, relating to, among other things: corporate existence and power; corporate authorization; governmental authorizations and consents; noncontravention; subsidiaries; capitalization; financial statements; undisclosed liabilities; absence of changes; litigation and proceedings; compliance with laws and permits; significant contracts; intellectual property; data privacy; benefit plans; labor matters; taxes; insurance; real property and assets; environmental matters; affiliate transactions; vendors; customers; certain business practices, anti-corruption, anti-money laundering and sanctions; registration statement and proxy statement; bankruptcy, insolvency and judicial composition proceedings; brokers’ fees; and no outside reliance. Certain representations and warranties of aWME are qualified in whole or in part by materiality thresholds, including a material adverse effect standard as discussed further in the subsection titled “— Material Adverse Effect” below, and aWME’s disclosure schedule.

Under the Business Combination Agreement, Black Spade II made customary representations and warranties to aWME relating to, among other things: corporate organization; corporate authorization; governmental authorizations and consents; noncontravention; litigation and proceedings; capitalization; undisclosed liabilities; SEC documents, disclosure controls and internal control over financial reporting; listing; registration statement and proxy statement; Trust Account; absence of certain changes; compliance with laws and permits; material contracts; employees and employee benefits plans; properties; affiliate transactions; taxes; certain business practices, anti-corruption, anti-money laundering and sanctions; independent investigation; brokers’ fees; the Investment Company Act of 1940, as amended, and the Jumpstart Our Business Startups Act of 2012, as amended, and no outside reliance. Certain representations and warranties of Black Spade II are qualified in whole or in part by materiality thresholds, including a material adverse effect standard as discussed further in the subsection titled “— Material Adverse Effect” below, Black Spade II’s disclosure schedule, and the information included in Black Spade II’s public filings filed with the SEC no later than 5:30 p.m. (New York Time) on the date immediately before the date of the Business Combination Agreement (subject to certain exclusions).

Material Adverse Effect

Pursuant to the Business Combination Agreement, a material adverse effect with respect to aWME (“aWME Material Adverse Effect”) means any effect, development, event, occurrence, fact, condition, circumstance or change that, individually or in the aggregate, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations, financial condition, assets or liabilities of aWME and its subsidiaries taken as a whole, or (b) does or would reasonably be expected to prevent aWME or Merger Sub from timely consummating the Closing (including the Business Combination) on the terms set forth in the Business Combination Agreement or perform their agreements or covenants thereunder; provided, however, in the case of foregoing clause (a) only, no effect, development, event, occurrence, fact, condition, circumstances or change, to the extent resulting from any of the following, either individually or in the aggregate, will be taken into account in determining whether an aWME Material Adverse Effect has occurred or would reasonably be expected to occur:

(i)     any change in applicable laws or IFRS, or regulatory, policies or interpretations thereof;

(ii)    any change in interest rates or economic, financial or market conditions generally;

(iii)   the announcement or the execution of the Business Combination Agreement, the pendency or consummation of the Business Combination or the performance thereof, including any termination of, reduction in or similar adverse impact on aWME’s and its subsidiaries’ relationships with third parties (but in each case only to the extent attributable to such announcement, execution, pendency, consummation or performance); provided that the foregoing shall not prevent a determination that a breach of any representation and warranty set forth in the Business Combination Agreement which addresses the consequences of the execution and performance of the Business Combination Agreement or the consummation of the Business Combination has resulted in or contributed to, or would reasonably be expected to result in or contribute to, an aWME Material Adverse Effect;

(iv)   any change generally affecting any of the industries or markets in which aWME or any of its subsidiaries operates;

(v)    any acts of war, sabotage, civil conflict, unrest or terrorism, changes in global, national, regional, state or local political, economic or social conditions, earthquake, hurricane, tsunami, tornado, flood, mudslide, wildfire or other natural disaster or act of god, any epidemic or pandemic (including the COVID-19 pandemic) and any other force majeure event (natural or man-made), or any worsening of any of the foregoing;

(vi)   the compliance with the express terms of the Business Combination Agreement, including any actions required to be taken, or required not to be taken, pursuant to the terms of the Business Combination Agreement or otherwise taken at the specific prior written request of Black Spade II or omitted to be taken to the extent wholly attributable to Black Spade II unreasonably withholding its consent pursuant to Section 7.01 of the Business Combination Agreement;

(vii)  in and of itself, the failure of aWME and its subsidiaries, taken as a whole, to meet any projections, forecasts or budgets or estimates of revenues, earnings or other financial metrics for any period; provided that the foregoing shall not prevent a determination that any change or effect underlying such failure to meet projections, forecasts or budgets has resulted in or contributed to, or would reasonably be expected to result in or contribute to, an aWME Material Adverse Effect; or

(viii) any matter set forth in aWME’s disclosure schedule which matter is reasonably apparent on its face as constituting an aWME Material Adverse Effect (disregarding this clause);

except in the case of the foregoing (i), (ii) and (iv), to the extent that any such effect, development, event, occurrence, fact, condition, circumstance or change has a disproportionate and adverse effect on the business, assets, results of operations or condition of aWME and its subsidiaries, taken as a whole, relative to other similarly situated participants in the industry in which aWME and its subsidiaries operate, but only to the extent of the incremental disproportionate effect on aWME and its subsidiaries, taken as a whole, relative to such similarly situated participants.

Pursuant to the Business Combination Agreement, a material adverse effect with respect to Black Spade II (“Black Spade II Material Adverse Effect”) means any effect, development, event, occurrence, fact, condition, circumstance or change that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the ability of Black Spade II to timely consummate the Closing (including the Business Combination) on the terms set forth under the Business Combination Agreement or to perform its agreements or covenants thereunder.

No Survival

None of the representations, warranties, covenants and agreements in the Business Combination Agreement or in any instrument, document or certificate delivered pursuant to the Business Combination Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations shall survive the Closing, except for (a) those covenants and agreements contained therein which by their terms expressly apply in whole or in part after the Closing and then only to such extent until such covenants and agreements have been fully performed, (b) any covenants and agreements in the Surviving Provisions (as defined therein) and (c) any claim arising out of fraud.

Additional Agreements

Shareholders Support and Lock-Up Agreement and Deed

See “Agreements in Connection with the Business Combination Agreement — Shareholders Support and Lock-Up Agreement and Deed.

Sponsor Support Agreement and Deed

See “Agreements in Connection with the Business Combination Agreement — Sponsor Support Agreement and Deed.

Registration Rights Agreement

See “Agreements in Connection with the Business Combination Agreement — Registration Rights Agreement.

Assignment, Assumption and Amendment Agreement

See “Agreements in Connection with the Business Combination Agreement — Assignment, Assumption and Amendment Agreement.

Proxy Statement & Registration Agreement

Black Spade II and aWME have agreed to, as promptly as reasonably practicable after the execution of the Business Combination Agreement, prepare and aWME will file with the SEC this proxy statement/prospectus to register (i) the issuance of the aWME Class A Ordinary Shares and aWME Warrants pursuant to the Business

Combination Agreement, (ii) the aWME Class A Ordinary Shares issuable upon exercise of the aWME Warrants and (iii) the resale of all aWME Class A Ordinary Shares, aWME Warrants and aWME Class A Ordinary Shares underlying such aWME Warrants (the “aWME Warrant Shares”) held or to be held by the Sponsor or an affiliate of the Sponsor.

Black Spade II and aWME have agreed to use reasonable best efforts to promptly furnish to each other all information concerning it, its subsidiaries, officers, directors, managers, members and shareholders, as applicable, and such other matters as may be reasonably necessary in connection with or for inclusion in this proxy statement/prospectus. Each of Black Spade II and aWME shall use its commercially reasonable efforts to cause the proxy statement/prospectus to (a) comply with the rules and regulations promulgated by the SEC and (b) be declared effective under the Securities Act as promptly as practicable after such filing and by no later than the Effectiveness Deadline and to keep the proxy statement/prospectus effective (i) as long as is necessary to consummate the Merger and the other Transactions and (ii) until the earlier of (1) the date on which the registration statement on Form F-1 to be filed by aWME pursuant to the Registration Rights Agreement, registering the resale of aWME Class A Ordinary Shares, aWME Warrants and aWME Class A Ordinary Shares underlying such aWME Warrants held or to be held by the Sponsor or an affiliate of the Sponsor is declared effective under the Securities Act or (2) there are no Registrable Securities (as defined in the Registration Rights Agreement) outstanding. aWME shall notify Black Spade II, promptly after aWME receives notice thereof, of (i) the time when the proxy statement/prospectus has become effective or any supplement or amendment has been filed; (ii) the issuance of any stop order or suspension of the qualification of aWME Class A Ordinary Shares, aWME Warrants or other securities of aWME for offering or sale in any jurisdiction; (iii) the initiation or written threat of any proceeding for any such purpose; or (iv) any request by the SEC for the amendment or supplement of the proxy statement/prospectus or any other statement, filing, notice or application in connection with the Transactions or for additional information. aWME shall provide Black Spade II a reasonable opportunity to review and comment on the proxy statement/prospectus and all responses of aWME to requests for additional information by and replies to comments of the SEC.

Black Spade II’s Shareholder’s Meeting

Black Spade II has agreed to, as promptly as reasonably practicable after this proxy statement/prospectus is declared effective under the Securities Act, (i) call, hold and convene an extraordinary general meeting of holders of BSII Shares in accordance with the Black Spade II Articles, applicable laws and Nasdaq requirements; (ii) cause the proxy statement to be disseminated to holders of BSII Shares in compliance with applicable law; (iii) solicit proxies from the holders of BSII Shares to vote in favor of each of the proposals; and (iv) provide its shareholders with the opportunity to elect to effect a BSII share redemption. Black Spade II has agreed, through the Black Spade II Board, to recommend to its shareholders that they approve the Shareholder Proposals contained in this proxy statement/prospectus and shall include the recommendation in this proxy statement/prospectus. The Black Spade II Board shall not withhold, withdraw, qualify, amend or modify the Black Spade II Board Recommendations, in a manner adverse to aWME, unless the Black Spade II Board determines, based on advice of its outside legal counsel, that a failure to take the aforementioned actions would be reasonably likely to be in breach of the Black Spade II Board’s its fiduciary duties under applicable law.

Stock Exchange Listing

Until the Closing Date, Black Spade II has agreed to use reasonable best efforts to ensure Black Spade II remains listed as a public company on Nasdaq. aWME has also agreed to use reasonable best efforts to ensure that it is listed as a public company and that the aWME Class A Ordinary Shares (including the aWME Warrant Shares) and the aWME Warrants are listed on a Qualified Stock Exchange as of the Merger Effective Time.

Covenants

Conduct of Business

WME has agreed that, from the date of the Business Combination Agreement until the Closing, or if earlier, the termination of the Business Combination Agreement in accordance with terms thereunder (the “Interim Period”), except as set forth in aWME’s disclosure schedule, as required by the terms of the Business Combination Agreement, as necessary to consummate the Transactions in accordance with the Business Combination Agreement and the Ancillary Agreements, as consented to by Black Spade II in writing (which consent may not be unreasonably withheld, conditioned or delayed) or as required by applicable law, aWME will, and will cause its subsidiaries to, use its commercially reasonable efforts to: (i) operate its business only in the ordinary course of business, (ii) preserve the business of aWME, (iii) maintain the services of its officers and key employees and its business and operations at its current business premises and offices, (iv) settle accounts payable and collect accounts receivable in the ordinary course of business, (v) maintain existing business relationships of aWME and (vi) not: amend organizational documents; change its share capital; take any action that would result in certain leakage; amend, terminate, extend, or enter into any significant contract; make certain changes with regard to benefit plans or not make certain changes to labor contracts or arrangements with certain persons with annual compensation in excess of $200,000 per year) or hire certain new directors or employees; acquire any other person except for a purchase price not exceeding $4,000,000; make any loans exceeding $2,000,000 in aggregate; incur any indebtedness in excess of $4,000,000 in aggregate; make certain changes with regard to taxes; except for non-exclusive licenses granted in ordinary course of business, assign or dispose of, or fail to take actions necessary to protect, material owned intellectual property or licensed intellectual property; commence, discharge or settle certain actions; sell, lease or create certain liens on material assets, properties, securities or interests of aWME or any of its subsidiaries; merge or consolidate itself or any of its subsidiaries with any person or liquidate or dissolve; make any material changes in accounting principles or methods; fail to maintain material insurance policies; materially change the policies and procedures with respect to cash management, collection of accounts receivable and establishment of reserves for uncollectible amounts; incur any additional capital expenditure that in aggregate exceeds $4,000,000; materially amend or modify, or terminate any material permit; or enter into any legally binding agreement to do any of the foregoing actions, in each case, subject to further exceptions set forth in the Business Combination Agreement.

Black Spade II has agreed that, during the Interim Period, except as set forth in Black Spade II’s disclosure schedule, expressly contemplated by the terms of the Business Combination Agreement, as consented to by aWME in writing, as required by applicable law, Black Spade II will (i) use commercially reasonable efforts to operate its business only in the ordinary course of business, (ii) comply with, and continue performing under the Black Spade II Articles, the Trust Agreement, dated as of August 27, 2024 by and between Black Spade II and Continental Stock Transfer & Trust Company, as trustee (“Trust Agreement”), and all other agreements to which Black Spade II may be a party, and (iii) not: amend the Black Spade II Articles or Trust Agreement, except for any such action in connection with the Black Spade II Shareholders’ vote on an extension of the deadline for consummating an initial business combination; change its share capital (subject to certain exceptions related to consummation of the Transactions); merge or consolidate with any person or liquidate or dissolve (other than the Business Combination); make, authorize or declare any dividend or distribution; amend, terminate, extend or enter into any material contract; other than as expressed required by the Sponsor Support Agreement or any Ancillary Agreement, or required for purposes of funding working capital of Black Spade II, enter into, renew or amend in any material respect, any transaction or contract with Sponsor or an affiliate of Black Spade II; hire any employees or adopt any benefits plan; acquire any other person; other than required for purposes of funding working capital of Black Spade II, incur any indebtedness; make any loans, advances or capital contributions to, or investments in, any other person; make certain changes with regard to tax; commence, discharge or settle certain actions; sell, lease, or create certain liens on any material assets, properties, securities or interests of Black Spade II; make any material changes in accounting principles or methods; incur any capital expenditures; or enter into any agreement to do any action prohibited under the foregoing, in each case, subject to further exceptions set forth in the Business Combination Agreement.

aWME Equity Incentive Plan

Prior to Closing, aWME will adopt the 2025 Share Incentive Plan. The plan will provide for the grant of awards to employees and other service providers of aWME and its subsidiaries with a total pool of awards of aWME Class A Ordinary Shares not exceeding 10% of the aggregate number of aWME Class A Ordinary Shares outstanding as of immediately after the Closing on a fully diluted, as converted and as-exercised basis.

Conditions to Closing of the Transactions

The consummation of the Business Combination is conditioned upon the satisfaction or waiver by the applicable parties to the Business Combination Agreement of the conditions summarized below. There can be no assurance as to whether or when all of the conditions will be satisfied or waived.

Conditions to Each Party’s Obligations

The respective obligations of Black Spade II, aWME and Merger Sub to consummate the Transactions are subject to the satisfaction or waiver, if permitted by applicable law, in writing by all such parties, of the following conditions:

•        the approval for listing of aWME Class A Ordinary Shares (including the aWME Warrant Shares) and the aWME Warrants contemplated to be listed pursuant to the Business Combination Agreement on a Qualified Stock Exchange immediately following the Closing;

•        the receipt of consents or approvals of governmental authorities as set forth on aWME’s disclosure schedule;

•        the absence of any applicable law or governmental order enjoining, prohibiting, making illegal or preventing the consummation of the Transactions;

•        the receipt of required approval by Black Spade II Shareholders;

•        the receipt of required approval by aWME Shareholders; and

•        effectiveness of and the absence of any stop order issued by the SEC with respect to the registration statement on Form F-4 of which this proxy statement/prospectus forms a part and no action seeking such stop order having been threatened or initiated.

Other Conditions to the Obligations of aWME and Merger Sub

The obligations of each of aWME and Merger Sub to consummate the Transactions are also subject to the satisfaction or waiver, if permitted by applicable law, in writing by aWME of the following conditions:

•        the accuracy of the representations and warranties of Black Spade II (subject to certain materiality standards set forth in the Business Combination Agreement);

•        material compliance by Black Spade II with its pre-closing covenants;

•        the absence of a Black Spade II Material Adverse Effect that is continuing since the date of the Business Combination Agreement;

•        the execution of certain Ancillary Agreements and closing certificate by Black Spade II and/or its shareholders (including the Sponsor) and officers, as applicable; and

•        the Merger Surviving Company (as the successor of Black Spade II) having at least $5,000,001 of net tangible assets remaining after the consummation of the Business Combination and giving effect to the exercise of the redemption rights of Black Spade II Shareholders.

Other Conditions to the Obligations of Black Spade II

The obligations of Black Spade II to consummate the Transactions are also subject to the satisfaction or waiver, if permitted by applicable law, in writing by Black Spade II of the following conditions:

•        the accuracy of the representations and warranties of aWME (subject to certain materiality standards set forth in the Business Combination Agreement);

•        material compliance by aWME and Merger Sub with its pre-closing covenants;

•        the absence of an aWME Material Adverse Effect that is continuing since the date of the Business Combination Agreement;

•        the Letter of Support dated January 27, 2025, having been duly executed by AMTD Digital to aWME and having not been revoked, supplemented or amended;

•        the intellectual property license agreement entered into between AMTD Group Inc. and aWME dated January 27, 2025, and the Confirmatory Transfer Agreement having been duly executed and having not been revoked, supplemented or amended; and

•        the execution of certain Ancillary Agreements and closing certificate by aWME and/or its shareholders and officers, as applicable.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to Closing, including: (i) by written consent of all parties to the Business Combination Agreement; (ii) by either aWME or Black Spade II if the Registration Statement has not been declared effective under the Securities Act on or before June 10, 2025, or, if so agreed in writing by Black Spade II and aWME, August 27, 2025 (the “Effectiveness Deadline”); (iii) by either aWME or Black Spade II if the consummation of the Merger is permanently enjoined, prohibited, deemed illegal or prevented by a final and non-appealable governmental order; (iv) by either aWME or Black Spade II upon a breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement by the other party if such breach gives rise to a failure of certain closing conditions to be satisfied and cannot be or has not been cured within 30 days following the receipt of notice from the non-breaching party (or any shorter period of the time that remains between the delivery of such notice and the Effectiveness Deadline); or (v) by either aWME or Black Spade II if the Black Spade II Shareholder Approval is not obtained at the Black Spade II extraordinary general meeting (including any permitted adjournment or postponement).

Upon termination of the Business Combination Agreement, the Business Combination Agreement will become void and of no further effect (other than certain customary provisions that will survive a termination) and there will be no liability on the part of any party to another party thereto (other than liability for any intentional and willful material breach of the Business Combination Agreement occurring prior to the termination of the Business Combination Agreement or any fraud claim by a party).

Expenses

The fees and expenses incurred in connection with the Business Combination Agreement and the Ancillary Documents, and the Transactions, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses; provided that if the Transactions are consummated, aWME will pay all (a) costs and expenses (including fees and expenses of counsel, auditors and financial and other advisors and fees and expenses of the directors’ and officers’ liability insurance pursuant to the Business Combination Agreement) incurred by aWME and its subsidiaries and Black Spade II in connection with the Business Combination Agreement, the Ancillary Agreements, and the Transactions; provided that the incurrence of any costs and expenses in respect of any underwriting commission or discount of a discretionary nature will be subject to the mutual agreement of Black Spade II and aWME. The Sponsor will pay all costs and expenses reasonably incurred by aWME and its subsidiaries and representatives in connection with conducting and participating in investor presentations up to an aggregate amount not exceeding $100,000.

Amendments

The Business Combination Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of Black Spade II, aWME and Merger Sub; provided that, after the Black Spade II Shareholder Approval has been obtained, there will be no amendment or modification that would require the further approval of the Black Spade II Shareholders (as of immediately prior to the Merger Effective Time) under applicable law without such approval having first been obtained.

Governing Law

The Business Combination Agreement, and all claims or causes of action based upon, arising out of, or related to the Business Combination Agreement or the Transactions, is governed by and construed in accordance with the laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

AGREEMENTS ENTERED INTO IN CONNECTION WITH THE BUSINESS COMBINATION

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the Ancillary Agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Black Spade II Shareholders and other interested parties are urged to read such Ancillary Agreements in their entirety prior to voting on the proposals presented at the Meeting.

In this section, “aWME” refers to World Media and Entertainment Universal Inc.

Shareholders Support and Lock-Up Agreement and Deed

Concurrently with the execution of the Business Combination Agreement, Black Spade II, World Media and Entertainment Universal Inc. (“aWME”) and the aWME Shareholders entered into a shareholder support and lock-up agreement and deed (the “aWME Shareholders Support Agreement”), pursuant to which each aWME Shareholder agreed to, among other things, (i) attend any aWME shareholder meeting to establish a quorum for the purpose of approving the Business Combination, and (ii) vote the Pre-Recapitalization aWME Shares and any other aWME securities acquired by such aWME Shareholder in favor of approving the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements.

In addition, pursuant to the aWME Shareholders Support Agreement, each of AMTD Digital, AMTD IDEA Group and AMTD Group Inc. (each, a “Lock-Up Obligor”) also agreed not to transfer or sell, during a period of three (3) years from and after the Closing Date, subject to customary exceptions, (i) any aWME Ordinary Shares or other equity securities of aWME held by such Lock-Up Obligor immediately after the Closing, excluding any aWME Ordinary Shares acquired in open market transactions after the Closing, (ii) any aWME Ordinary Shares received by such Lock-Up Obligor upon the exercise, conversion or settlement of options or warrants held by such Lock-Up Obligor immediately after Closing (along with such options or warrants themselves), and (iii) any aWME equity securities issued or issuable with respect to any securities referenced in clauses (i) through (ii) by way of share dividend or share split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

Sponsor Support Agreement and Deed

Concurrently with the execution of the Business Combination Agreement, aWME, Black Spade II, Sponsor and certain other holders of BSII II Class B Ordinary Shares and BSII Private Warrants (each, and together with the Sponsor, the “Sponsor Parties”) entered into a sponsor support agreement and deed (the “Sponsor Support Agreement”), pursuant to which each Sponsor Party agreed to, among other things, (i) attend an extraordinary general meeting of holders of BSII Shares (including any permitted adjournment or postponement) to establish a quorum for the purpose of approving the Business Combination, and (ii) vote the BSII Class B Ordinary Shares, and any other BSII securities acquired by such Sponsor Party in favour of approving the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements.

In addition, pursuant to the Sponsor Support Agreement, from the Closing until the date falling two years after the Closing Date, for so long as the Sponsor and its affiliates collectively hold at least 5% of the issued and outstanding aWME ordinary shares, the Sponsor shall be entitled to appoint up to two non-voting observers to the board of directors of aWME, and, for so long as the Sponsor and its affiliates collectively hold at least 3% but less than 5% of the issued and outstanding aWME ordinary shares, the Sponsor shall be entitled to appoint one non-voting observer to the board of directors of aWME.

Registration Rights Agreement

At the Closing, aWME, certain shareholders of aWME, the Sponsor and certain affiliates of the Sponsor will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which aWME will agree to use its reasonable best efforts to file a shelf registration statement with respect to the registrable securities defined therein within 30 days of the Closing. Pursuant to the Registration Rights Agreement, the Sponsor, AMTD

Digital Inc., AMTD IDEA Group, AMTD Group Inc., and certain other current equity holders of Black Spade II and certain other current equity holders of aWME may request to sell all or a portion of their registrable securities in an underwritten offering; provided that aWME will only be obligated to effect an underwritten takedown if such underwritten offering will include registrable securities proposed to be sold with a total offering price reasonably expected to exceed, in the aggregate, $7,500,000. aWME will also agree to provide customary “piggyback” registration rights. The Registration Rights Agreement will provide that aWME will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities.

Assignment, Assumption and Amendment Agreement

At the Closing, aWME, Black Spade II and Continental Stock Transfer & Trust Company will enter into an assignment, assumption and amendment agreement (the “Assignment, Assumption and Amendment Agreement”) of that certain warrant agreement, dated August 27, 2024, by and between Black Spade II and Continental Stock Transfer & Trust Company (the “Existing Warrant Agreement”), pursuant to which, among other things, effective as of the Merger Effective Time, Black Spade II will assign to aWME, and aWME will assume, all of Black Spade II’s rights, title, interests, liabilities and obligations under the Existing Warrant Agreement.

Clear Street LLC and Cohen & Company Capital Engagement Letters

Clear Street LLC (“Clear Street”) and Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“Cohen, and together with Clear Street, the “Advisors”) were formally engaged by Black Spade II on January 26, 2025, to serve as its joint financial advisors and joint lead capital markets advisors in connection with the Business Combination. In connection therewith, the Advisors are providing capital markets advice to Black Spade II, including advice on strategic issues relating to the Business Combination such as valuation, and general assistance in implementing and closing the Business Combination, including but not limited to coordinating marketing efforts. Under the terms of such engagement, upon the closing of the Business Combination, the Advisors will receive a fee of $1,500,000 in return for such advisory services which will be shared equally among them (which will be payable from the amounts held in the Trust Account solely in the event that Black Spade II completes a business combination as part of the Black Spade II Initial Public Offering underwriters’ deferred underwriting fee of up to $4,302,000). This agreement expires eighteen months from the date thereof, unless extended in writing by the parties.

PROPOSAL ONE — THE BUSINESS COMBINATION PROPOSAL

The following is a discussion of the proposed Business Combination and the Business Combination Agreement. This is a summary only and may not contain all of the information that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A (Business Combination Agreement). Black Spade II Shareholders are urged to read this entire proxy statement/prospectus carefully, including the Business Combination Agreement, for a more complete understanding of the Business Combination. In this section, “aWME” refers to World Media and Entertainment Universal Inc.

Under the Business Combination Agreement, the Closing is conditioned on approval of the Business Combination Proposal. Additionally, each of the Business Combination Proposal and the Merger Proposal is cross-conditioned on the approval of each other. If any one of these proposals is not approved by the Black Spade II Shareholders, the Business Combination shall not be consummated.

General

Transaction Structure

The Business Combination Agreement provides for the merger of Merger Sub with and into Black Spade II, with Black Spade II surviving the Business Combination as a wholly owned subsidiary of aWME.

In connection with the Business Combination, aWME will amend and restate its currently effective memorandum and articles of association and adopt the Amended aWME Articles, the form of which is attached hereto as Annex C.

Pro Forma Capitalization

The pro forma equity valuation of aWME upon consummation of the Transactions is estimated to be between $400 million and $500 million. We estimate that, upon completion of the Business Combination:

•        under the “no redemptions” scenario, Black Spade II Public Shareholders would own an ownership interest of approximately 22.5% of aWME’s Ordinary Shares, BSII Founder Shareholders, which consists of the Sponsor, Black Spade II’s directors and officers and certain of the Sponsor’s affiliates and employees, would own approximately 5.7% of aWME Ordinary Shares and aWME Shareholders will retain an aggregate of approximately 71.9% of aWME’s Ordinary Shares. The AMTD Entities would collectively hold 69.6% of voting interests in aWME’s Ordinary Shares.

•        under the 50% redemption scenario, Black Spade II Public Shareholders would own an ownership interest of approximately 12.7% of aWME’s Ordinary Shares, BSII Founder Shareholders, which consists of the Sponsor, Black Spade II’s directors and officers and certain of the Sponsor’s affiliates and employees, would own approximately 6.3% of aWME Ordinary Shares and aWME Shareholders will retain an aggregate of approximately 81.0% of aWME’s Ordinary Shares. The AMTD Entities would collectively hold 78.4% of voting interests in aWME’s Ordinary Shares.

•        under the maximum redemption scenario, Black Spade II Public Shareholders would own an ownership interest of approximately 0.9% of aWME’s Ordinary Shares, BSII Founder Shareholders, which consists of the Sponsor, Black Spade II’s directors and officers and certain of the Sponsor’s affiliates and employees, would own approximately 7.2% of aWME Ordinary Shares and aWME Shareholders will retain an aggregate of approximately 91.9% of aWME’s Ordinary Shares. The AMTD Entities would collectively hold 89.0% of voting interests in aWME’s Ordinary Shares.

Merger Consideration

Pursuant to the Business Combination Agreement, among other things, prior to the effective time of the Merger (the “Merger Effective Time”), aWME will re-designate:

•        Each ordinary share of aWME (other than non-voting ordinary shares) that is not held by AMTD Digital Inc. (“AMTD Digital”) into one Class A ordinary share of aWME (“aWME Class A Ordinary Share”);

•        Each ordinary share of aWME (other than non-voting ordinary shares) that is held by AMTD Digital into one Class B ordinary share of aWME (“aWME Class B Ordinary Share”); and

•        Each non-voting ordinary share of aWME into one non-voting preferred share of aWME (“aWME Preferred Share”).

Pursuant to the Business Combination Agreement, immediately after the completion of the re-designation of shares and immediately prior to the Merger Effective Time, aWME will effect a share consolidation or subdivision such that:

•        Each aWME Class A Ordinary Share will be consolidated or divided into a number of aWME Class A Ordinary Shares equal to the Adjustment Factor (as defined below);

•        Each aWME Class B Ordinary Share will be consolidated or divided into a number of aWME Class B Ordinary Shares equal to the Adjustment Factor; and

•        Each aWME Preferred Share will be consolidated or divided into a number of aWME Preferred Shares equal to the Adjustment Factor (as defined below)

(such actions, collectively, the “Recapitalization”).

The “Adjustment Factor” will be the number resulting from dividing the Per Share aWME Equity Value by $10.00. The “Per Share aWME Equity Value” will be obtained by dividing (a) the equity value of aWME (being $488,000,000) by (b) the aggregate number of ordinary aWME issued and outstanding immediately prior to the Recapitalization.

At the Merger Effective Time and as a result of the Merger:

•        Each Class B ordinary share of Black Spade II, par value $0.0001 per share (“BSII Class B Ordinary Shares”) that is issued and outstanding immediately prior to the Merger Effective Time will be automatically cancelled in exchange for the right to receive one aWME Class A Ordinary Share;

•        Each Class A ordinary share of Black Spade II, par value $0.0001 per share (“BSII Class A Ordinary Share”) that is issued and outstanding immediately prior to the Merger Effective Time (other than such BSII Class A Ordinary Shares that are treasury shares, validly redeemed shares or BSII Dissenting Shares (as defined below)) will be cancelled in exchange for the right to receive one aWME Class A Ordinary Share;

•        Each BSII Class A Ordinary Share that is held as a treasury share will be cancelled and cease to exist;

•        Each issued and outstanding BSII Class A Ordinary Share that is validly redeemed will be cancelled in exchange for the right to be paid a pro rata share of the aggregate amount payable with respect to the exercise of the redemption rights of Black Spade II Shareholders;

•        Each issued and outstanding BSII Class A Ordinary Share that is held by any person who has validly exercised and not effectively withdrawn or lost their right to dissent from the Merger in accordance with Section 238 of the Cayman Islands Companies Act (“BSII Dissenting Share”) will be cancelled and carry no right other than the right to receive the payment of the fair value of such BSII Dissenting Share determined in accordance with Section 238 of the Cayman Islands Companies Act; and

•        Each issued and outstanding warrant of Black Spade II exercisable for shares of Black Spade II will be exchanged for a corresponding warrant exercisable for aWME Class A Ordinary Shares (“aWME Warrants”).

Background of the Business Combination

Black Spade II is a blank check company incorporated in the Cayman Islands on May 9, 2024 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or assets. The proposed Business Combination was the result of an extensive search for potential transactions utilizing Black Spade II’s global network and the investing, operating and transaction experience of Black Spade II’s management team and advisors and the Black Spade II Board. The terms of the Business Combination Agreement were the result of extensive arm’s length negotiations among Black Spade II, aWME and their respective representations. The following chronology does not purport to catalog every conversation among the parties to the Business Combination Agreement or their representatives.

On August 29, 2024, Black Spade II closed its initial public offering of 15,000,000 Units, with each Unit consisting of one BSII Class A Ordinary Share and one-third of one BSII Public Warrant, with each whole BSII Public Warrant exercisable for one BSII Class A Ordinary Share at a price of $11.50 per share. The Units from the Black Spade II’s IPO (including the over-allotment option) were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $150,000,000. Simultaneously with the consummation of the Black Spade II’s IPO, Black Spade II consummated the private sale of an aggregate of 11,000,000 Private Placement Warrants to its Initial Shareholders, in each case at $0.50 per Private Placement Warrant for an aggregate purchase price of $5,500,000.

On September 26, 2024, the underwriters purchased an additional 300,000 option Units pursuant to the partial exercise of the over-allotment option. The option Units were sold at an offering price of $10.00 per Unit, generating additional gross proceeds of $3,000,000. Also, in connection with the partial exercise of the over-allotment option, the Sponsor purchased an additional 120,000 Private Placement Warrants at a purchase price of $0.50 per warrant, generating additional gross proceeds to Black Spade II of $60,000. A total of $153,000,000 was deposited into the Trust Account and the remaining proceeds became available to be used as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. Black Spade II’s IPO was conducted pursuant to a registration statement on Form S-1 (Reg. No. 333-280385) that became effective on August 23, 2024. For illustrative purposes, as of            , 2025, there was approximately $            held in the Trust Account.

Prior to the consummation of Black Spade II’s IPO, neither Black Spade II, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any potential target with respect to an initial business combination with Black Spade II.

Promptly following its consummation of Black Spade II’s IPO, Black Spade II commenced an active search and consideration of potential target businesses. Black Spade II sought out potential target businesses based on internal research and through the networks of relationships of its management, board of directors and with professional service providers (lawyers, accountants, consultants, finders and investment bankers). Black Spade II educated these parties on its structure as a special purpose acquisition and its criteria for an acquisition. Black Spade II also responded to inquiries from investment bankers or other similar professionals who represented companies engaged in a sale or financing process. On a regular basis, Black Spade II’s directors were updated with respect to the status of the business combination search. Input received from Black Spade II’s directors was material to management’s evaluation of a potential business combination.

From the closing of Black Spade II’s IPO through the signing of the Business Combination Agreement with aWME on January 27, 2025, representatives of Black Spade II contacted and were contacted by a number of individuals and entities with respect to business combination opportunities and engaged in discussions with several possible target businesses in various sectors including            . Black Spade II discussed with those parties its general, nonexclusive criteria and guidelines that it believed were important in evaluating potential targets for the initial business combination, including:

•        compatibility with Black Spade II’s target sectors and uniqueness of target business;

•        large total addressable market and strong growth potential;

•        recent historical operating performance with strong track records;

•        market leadership with sustainable competitive advantage;

•        positive revenue and EBITDA and growth potential;

•        potential synergies brought by the business combination and Black Spade II’s expertise in capital markets; and

•        a strong and experienced management and operational teams that Black Spade II could potentially work alongside and augment as the business scales.

During the search process, Black Spade II reviewed approximately 15 potential targets in a wide range of industries, including enabling technology, lifestyle brands, products, or services and entertainment media, and entered into non-disclosure agreements and engaged in preliminary discussions with respect to potential business combination opportunities with approximately six potential targets (collectively, the “Other Potential Acquisitions”). Black Spade II did not execute any letters of intent or memorandum of understanding with other companies. The Black Spade II Board ultimately determined to pursue a business combination with aWME over the Other Potential Acquisitions. Upon conducting further detailed due diligence of these potential acquisition targets, Black Spade II together with the management and/or shareholders of these potential targets decided not to proceed to drafting merger agreements.

With the exception of aWME, Black Spade II did not consider the other alternative acquisition targets that it evaluated to be as compelling when taking into consideration their respective business prospects, strategy, management teams, structure, growth potential, likelihood of execution and valuation considerations.

Mr. Dennis Tam, chairman and co-CEO of Black Spade II was introduced to Dr. Calvin Choi, and director of aWME, through a mutual business acquaintance. The first meeting between Mr. Tam and Dr. Choi took place in Dubai on September 5, 2024. During this meeting, Dr. Choi introduced the core business components of the aWME Group, i.e. the L’Officiel magazine and The Art Newspaper, and expressed interest in pursuing a potential business combination between aWME and Black Spade II, noting the successful combination of Black Spade Acquisition Co (“BSAQ”) and VinFast Auto Ltd. (“VinFast”) in 2023.

Between September 11 and September 13, 2024, Mr. Tam discussed the potential transaction with aWME internally with Mr. Kester Ng, Co-CEO and CFO of Black Spade II, and Mr. Richard Taylor, Co-CEO and COO of Black Spade II. They evaluated aWME, as a potential target, based on the available information.

On September 14, 2024, Mr. Tam met Dr. Choi again in Macau, where Mr. Tam and Dr. Choi delved into a more detailed discussion regarding the history and business performance of aWME’s core business. Dr. Choi shared with Mr. Tam informational materials about the aWME Group.

On September 19, 2024, Black Spade II and an affiliate of aWME entered into a confidentiality agreement that outlined the terms for sharing confidential information.

On September 20, 2024, Mr. Tam and Dr. Choi visited the L’Officiel New York office, where Mr. Tam was introduced to Dr. Feridun Hamdullahpur and Mr. Samuel Chau of the aWME Group, Mr. Giampietro Baudo and Mr. Anthony Cenname of L’Officiel, and Mr. Nick Sargent, Mr. Benjamin Sutton of The Art Newspaper and Mr. Xavier Zee and Mr. Samuel Chau of the AMTD Group Inc. The aWME team conducted a management presentation, which introduced the history, business model, strategy, core capabilities and other key attributes of The Art Newspaper and L’Officiel, as well as their strategic positions in the aWME Group. aWME also shared additional details about the background, business performance, and development plans of the aWME Group, including that it had once considered a traditional initial public offering in the U.S., which did not proceed in the end for various market and commercial reasons, and that aWME was undergoing a group restructuring process aimed at consolidating and better organizing its various business segments and assets. After the management presentation, the principals exchanged ideas about preliminary commercial terms of a potential business combination between Black Spade II and aWME and discussed potential business synergies between the two parties in the future.

Between September 20, 2024 and September 27, 2024, Black Spade II management engaged in internal discussions and exchanged opinions on the key commercial terms to be proposed to aWME.

On September 27, 2024, Black Spade II sent aWME an initial draft of the letter of intent (“LOI”), setting out the proposed key terms of the business combination, along with an initial diligence request list customary for a transaction of this nature. Between September 27, 2024 to October 2, 2024, aWME provided Black Spade II with its draft key financial statements for the years ended December 31, 2021 to 2023 and six months ended June 30, 2024 and the draft Form F-1 that had been prepared for the previously contemplated initial public offering. Black Spade II and aWME also engaged their respective legal counsel, Latham & Watkins LLP (“Latham & Watkins”) and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), in the email correspondence and shared with them the draft LOI prepared by Black Spade II.

On October 2, 2024, The management of Black Spade II conducted a virtual meeting with the management of aWME. Mr. Tam, Mr. Ng and Mr. Taylor as representatives of Black Spade II and Dr. Choi, Dr. Hamdullahpur, Mr. Chau and Mr. Zee as representatives of aWME and the AMTD Group Inc. attended the virtual meeting. During the meeting, aWME presented its business segments, project pipeline, market expansion plans and strategies to Black Spade II in order to provide a better understanding of the group, and addressed questions from the Black Spade II management team. aWME also confirmed that the group restructuring was in progress and anticipated to be completed within weeks, while its audited financials were being prepared by a PCAOB-registered accounting firm and would be available shortly.

Between October 2, 2024 and October 20, 2024, the parties and their counsel reviewed and discussed the draft LOI in the subsequent weeks over several meetings and calls. During this period, each of the Black Spade II management team and the aWME management team separately held several meetings and calls, both internally and with counsel, to discuss various aspects of the potential business combination, including but not limited to the terms of the LOI, the transaction structure and timeline.

On October 21 and 22, 2024, an in-person meeting was held in Singapore. Participants in the meeting included Mr. Tam, Mr. Ng and Mr. Taylor as representatives of Black Spade II, Dr. Choi, Dr. Hamdullahpur, Mr. Chau, Mr. Baudo, Mr. Sargent and Mr. Zee as representatives of aWME and the AMTD Group Inc., Latham & Watkins, Skadden and Clifford Chance (IP counsel to aWME). aWME made presentations on all major aspects of aWME’s assets and businesses, and answered questions from Black Spade II. Black Spade II explained its business combination selection criteria and answered questions from aWME regarding Black Spade II’s capitalization and related matters. The parties agreed to finalize the LOI as soon as practicable, and instructed counsel to start the preparation of the definitive transaction documents. aWME agreed to continue facilitating the efforts made by Black Spade II to carry out detailed due diligence on aWME.

On November 4, 2024, the parties finalized and entered into the LOI. The LOI contained a non-binding term sheet that set forth the key terms of the proposed business combination that reflected the parties’ negotiations, including among other things (i) the structure of the business combination, (ii) the pre-money equity valuation of aWME at between $400 million and $500 million, (iii) lock-up arrangements, (iv) Black Spade II’s waiver of 20% anti-dilution right under the Black Spade II Articles, and (v) certain customary closing conditions.

On November 11, 2024, a virtual kick-off meeting was held. Participants in the meeting included Black Spade II, aWME, Latham & Watkins, Skadden, the financial due diligence advisor to Black Spade II, and Assentsure, PAC, as auditor to aWME. Following the kick-off meeting, all-party calls were scheduled to take place every Monday and Thursday.

Beginning on November 11, 2024, Black Spade II, with the assistance of Latham & Watkins commenced legal due diligence on aWME. Black Spade II also engaged a financial due diligence advisor to conduct financial due diligence on aWME. In parallel with Black Spade II’s due diligence of aWME, Latham & Watkins and Skadden also began to draft the Business Combination Agreement and the Ancillary Agreements.

On November 15, 2024, Latham sent Skadden initial drafts of the Business Combination Agreement, the sponsor support agreement, the warrant assignment and assumption agreement. On November 16, 2024, Skadden sent Latham an initial draft of the registration rights agreement. On November 23, 2024, Skadden provided Latham with comments on the sponsor support agreement, the warrant assignment and assumption agreement. On November 24, 2024, Skadden provided Latham with comments on the Business Combination Agreement. On December 10, 2024, Skadden and Conyers provided Latham with an initial draft of aWME’s amended and restated memorandum and articles of association to be effective upon the closing of the business combination. Counsels held several rounds of discussions and exchanged revised drafts with a view to agree on key legal issues in the transaction documents.

On December 2, 2024, Mr. Tam, Mr. Ng and Mr. Taylor visited the London office of The Art Newspaper. Black Spade II management team had on-site meetings with Dr. Choi, Dr. Hamdullahpur, Mr. Chau, Mr. Baudo, Mr. Sargent and Mr. Zee, as representatives of aWME and AMTD management team, as well as local staff of the aWME Group.

On December 3, 2024, the management teams of Black Spade II and aWME, consisting of Mr. Tam, Mr. Ng, and Mr. Taylor from Black Spade II, and Dr. Choi, Dr. Hamdullahpur, Mr. Chau, Mr. Baudo, and Mr. Zee from aWME and AMTD Group Inc., travelled to Paris to visit the head office of the aWME Group and meet with the local staff based in France.

On December 4, 2024, the management teams of Black Spade II and aWME, consisting of Mr. Tam, Mr. Ng, and Mr. Taylor from Black Spade II, and Dr. Choi, Mr. Chau, Mr. Zee and Mr. Baudo from aWME, travelled to Milan to meet with the local staff in Milan.

Between December 28, 2024 and January 21, 2025 Black Spade II and its professional advisors continued due diligence while Black Spade II and aWME management teams continued their discussions and negotiations on the proposed transaction and potential long-term strategic collaborations between the two companies. Key pending issues in the draft of the Business Combination Agreement were also discussed, including among other things (i) valuation of aWME, (ii) the length of the various lock up periods, (iii) the timing of resale registration for Black Spade II and its affiliates, (iv) the timing of availability of aWME’s fiscal year 2024 audited financial statements, and (v) amount and mechanics of post-closing cash payment to non-redeeming public shareholders of Black Spade II. Black Spade II and aWME subsequently reached an agreement on all key commercial points reflected in the Business Combination Agreement and the Ancillary Documents.

On January 21, 2025, aWME conducted a virtual management presentation for the Black Spade II Board in the presence of Black Spade II’s joint financial advisors, and delivered a comprehensive overview of the aWME Group. The Black Spade II Board interacted directly with the aWME management team and were invited to raise any questions they had during the Q&A session.

Between January 23 and January 26, 2025, the parties held multiple rounds of discussions to finalize all pending issues in the transaction documents.

On January 25, 2025, Black Spade II held a board meeting, where Black Spade II’s management team presented to the Black Spade II Board the reasons to approve the Proposed Transaction for their reference. Black Spade II’s professional advisors, including Black Spade II’s legal advisor, financial due diligence advisor and joint financial advisors, attended the meeting, providing support in the presentation of valuation analysis, legal due diligence and financial due diligence. During the board meeting, the Black Spade II Board was provided with the substantially finalized forms of the Business Combination Agreement and the Ancillary Documents, reviewed the Black Spade II Board’s fiduciary duties under Cayman Islands law in the context of consideration of the Proposed Transaction with aWME, and unanimously adopted resolutions (i) determining that it is in the best interests of Black Spade II and its shareholders for Black Spade II to enter into the Business Combination Agreement, (ii) adopting the Business Combination Agreement and approving Black Spade II execution, delivery and performance of the same and the consummation of the transactions contemplated by the Business Combination Agreement including entry into the Ancillary Documents, and (iii) approving the filing of the proxy statement with the SEC, subject, in each case, to changes to the Business Combination Agreement and documentation acceptable to the authorised representative.

On January 26, 2025, Clear Street LLC (“Clear Street”) and Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“Cohen,” and together with Clear Street, the “Advisors”) were formally engaged by Black Spade II to serve as its joint financial advisors and joint lead capital markets advisors in connection with the Business Combination. In connection therewith, the Advisors are providing capital markets advice to Black Spade II, including advice on strategic issues relating to the Business Combination such as valuation, and general assistance in implementing and closing the Business Combination, including but not limited to coordinating marketing efforts. Since the Advisors’ engagement, they have performed preparatory actions to enable them to begin actively advising and assisting the combined company after the consummation of the business combination. Among other things, the Advisors have (i) reviewed certain of aWME’s filings with the SEC and familiarized itself with aWME’s capital structure; (ii) reviewed aWME’s organizational structure and capitalization; (iii) conducted interviews with certain officers of aWME; and (iv) participated in certain joint conference calls with transaction parties and advisors to plan procedures leading up to the closing of the business combination.

On January 27, 2025, Black Spade II, aWME and other relevant parties executed and delivered the Business Combination Agreement and the ancillary agreements referred to therein. Afterwards, Black Spade II and aWME issued a joint press release announcing the Business Combination. Later that day, Black Spade II filed a current report on Form 8-K that included the press release as exhibit.

The parties have continued and expect to continue regular discussions regarding the execution and timing of the Business Combination and to take all requisite corporate actions to advance towards the closing of the Business Combination.

The Black Spade II Board’s Reasons for Approval of the Proposed Transaction

In evaluating the Proposed Transactions and making the above determinations and its recommendation, the Black Spade II Board consulted with its advisors and its management and considered a number of factors, including, but not limited to, the factors discussed below. In light of the wide number and complexity of the factors considered in connection with its evaluation of the Proposed Transactions, the Black Spade II Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Black Spade II Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the Black Spade II Board’ reasons for the Proposed Transactions and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

The Black Spade II Board considered a number of factors pertaining to the Proposed Transactions as generally supporting its decision to enter into the Business Combination Agreement, and the Ancillary Agreements, and the transactions contemplated thereby. Before reaching its decision to approve the Proposed Transactions, the Black Spade II Board reviewed the results of due diligence conducted by Black Spade II’s management and by Black Spade II’s legal and financial advisors, which included, among other things:

•        meetings with aWME’s management team;

•        review of the media and entertainment industry, including historical growth trends and market share information, site visits to various local offices of the L’Officiel magazine and The Art Newspaper and meetings with the local team, and review of the performance of recent movies co-produced by aWME;

•        review of the premium hospitality and properties industry and site visits to aWME’s hotels;

•        review of the quality of aWME’s financial assets and the stability of the relevant dividend payout history and trend;

•        analysis of business of L’Officiel magazine and The Art Newspaper and planned expansion strategies and operations;

•        analysis of the quality and viability of aWME’s hotels and properties;

•        review of the strength of aWME’s key brand names and intellectual property;

•        review of aWME’s financial statements and aWME’s intellectual property rights;

•        analysis of aWME’s recent business progress in different sectors;

•        financial and valuation analysis of aWME and the Business Combination; and

•        assessment of aWME’s readiness to list as a public company.

The Black Spade II Board ultimately determined that the decision to pursue a business combination with aWME over continuing to search for a business combination target was generally the result of, but not limited to, one or more of the following reasons:

•        the determination of Black Spade II’s management and the Sponsor that: (i) the market opportunity was substantial, and (ii) aWME was an attractive investment opportunity because of its uniqueness and leading position in the media and entertainment industry, the digitalization of its media business and its potential expansion plans and growth opportunity globally;

•        the determination that aWME fit into Black Spade II’s target sectors and was a more viable opportunity than the other potential acquisitions; and

•        the determination that, given the potential synergies that could be achieved between the parties, the combination of Black Spade II and aWME has the potential to increase substantially the likelihood of aWME achieving its growth potential and thereby create shareholder value.

Specifically, the Black Spade II Board considered a number of factors pertaining to the Proposed Transactions as generally supporting its decision to approve the entry into the Business Combination Agreement and the transactions contemplated therein, including, but not limited to, the following material factors:

•        Strong Combination of Complementary Businesses.    aWME has a strong combination of businesses, including businesses in the fast-growing media and entertainment sector, a strong asset-backed hotel portfolio and steady historical cash flow from dividend payout of its long-term equity investments.

•        Rich Historical Legacy in Media and Entertainment.    aWME’s L’Officiel magazine, with over 100 years of heritage, and The Art Newspaper, as a leading specialist publication and the designated media outlet for Art Basel and Frieze art fairs in the past, boast rich histories and prominent standing in the fashion and art communities, as well as an extensive archive of fashion images and publications. aWME’s fashion and media ecosystem can be further enhanced with its digitalization progress.

•        Strong Operating Matrix of Premium Hotels.    aWME’s existing hotel portfolio is positioned with a strong operating matrix and is a good platform for future scalability.

•        Steady cash flow from Long-Term Equity Investments.    aWME’s long-term equity investment portfolio has historically generated steady dividend income and provided liquidity for the Group on an ongoing basis.

•        Foundational Support from the AMTD Entities.    aWME has a strong competitive advantage due to its relationship with the AMTD Entities, A conglomerate with a core portfolio in digital solutions, media and culture, education and training, and high-quality assets, which provides the company with financial and strategic support and access to a range of synergies, relationships, and support.

•        Readiness to List.    As a subsidiary of publicly listed companies, aWME is well-positioned to transition into a publicly listed entity.

•        Shareholder Liquidity.    The Business Combination Agreement stipulates that ordinary shares of aWME issued as consideration must be listed on a major U.S. stock exchange, which the Black Spade II Board believes has the potential to offer shareholders greater liquidity.

•        Experienced Leadership Team with a Proven Track Record.    aWME, L’Officiel magazine and The Art Newspaper are led by an experienced management team with deep experience in fashion, art and media across different geographies.

•        Due Diligence.    The due diligence examinations of Black Spade II’s management and financial and legal advisors and discussions with aWME’s management and financial and legal advisors;

•        Other Alternatives.    The Black Spade II Board believes, after a thorough review of other business combination opportunities reasonably available to Black Spade II, that the Business Combination, in part taking into account the readiness of aWME to become a listed company, represents the best potential business combination for Black Spade II and the most attractive opportunity for Black Spade II’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential combination targets, and the Black Spade II Board’s belief that such process has not presented a better alternative; and

•        Negotiated Transaction.    The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s-length negotiations between Black Spade II and aWME.

The Black Spade II Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Proposed Transactions, including, but not limited to, the following:

•        Business Risks.    The Black Spade II Board considered that there were risks associated with the successful implementation of aWME’s business plans and uncertainties regarding whether aWME would be able to realize the anticipated benefits of the Business Combination on the expected timeline or at all, including due to factors outside the parties’ control. The Black Spade II Board considered the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that Black Spade II Shareholders may not fully realize these benefits to the extent that they expected to retain the BSII Public Shares following the completion of the Business Combination.

•        Industry Risks.    The Black Spade II Board considered the risks that the media and entertainment market may not fully develop its growth potential. The media and entertainment market are rapidly evolving and highly competitive, which subjects aWME’s business to uncertainties and challenges relating to the growth and profitability of the media and entertainment market as a whole and the uncertainty inherent in the production of motion pictures. The Black Spade II Board also considered the risks that the hospitality industry is a cyclical business affected by supply and demand from time to time, and that the value of aWME’s long-term equity investment portfolio may be subject to volatility inherent in the stock market and the instability of future dividend payouts.

•        Discontinuation of Support from the AMTD Entities.    Since its establishment, aWME has relied on the backing of the AMTD Entities and their affiliates without which the operations of aWME may be adversely affected.

•        Limited Operating History.    The recent acquisitions by aWME of L’Officiel magazine, The Art Newspaper and the Dao hotel, as well as aWME’s strategic growth plan makes evaluating its business and future prospects difficult.

•        Macroeconomic Risks.    Macroeconomic uncertainty and the effects it could have on the revenues of aWME after the Business Combination.

•        Redemption Risk.    The potential that a significant number of Black Spade II Shareholders elect to redeem their shares prior to the consummation of the merger, which would potentially make the merger more difficult or impossible to complete.

•        Publicity Risks.    The potential that aWME may be vulnerable to negative media publicity about its industries in general or regarding its businesses or affiliated persons, which may negatively impact its brand recognition and reputation.

•        Shareholder Vote.    Black Spade II Shareholders may fail to provide the respective votes necessary to effect the merger.

•        Closing Conditions.    The completion of the merger is conditioned on the satisfaction of certain closing conditions that are not within Black Spade II’s control.

•        Litigation.    The possibility of litigation challenging the Business Combination Agreement or that an adverse judgment granting permanent injunctive relief could delay or prevent consummation of the Business Combination.

•        No Fairness Opinion.    The Black Spade II Board considered the fact that the parties to the Business Combination have not sought any fairness opinion in connection to the Business Combination.

•        Liquidation of Black Spade II.    The risks and costs to Black Spade II if the merger is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Black Spade II being unable to effect a business combination within the Completion Window.

•        Listing Risks.    The securities of aWME after the Business Combination may not be able to list on a major U.S. stock exchange, which could limit investors’ ability to sell their securities.

•        Reduced Influence of Black Spade II Shareholders.    The existing Black Spade II Shareholders will hold a minority position in aWME after the Business Combination. In addition, although the Sponsor may appoint up to two non-voting observers to aWME’s board of directors for so long as the Sponsor and its affiliates maintain a minimum level of ownership in the aWME Class A Ordinary Shares, no incumbent director of Black Spade II will serve in aWME after the Business Combination as director and neither the Sponsor or its affiliates will have any right to appoint or nominate any directors to the aWME board. This may reduce the influence that Black Spade II’s current shareholders have on the management of the post-combination company.

•        Fees and Expenses.    The risk of the expected fees and expenses associated with the Business Combination, some of which would be payable regardless of whether the Business Combination Agreement is consummated.

•        Other Risks.    Various other risks associated with the Proposed Transactions, the business of the aWME and the business of Black Spade II described under “Risk Factors.”

In addition to considering the factors described above, the Black Spade II Board also considered that the officers and some of the directors of Black Spade II may have interests in the Proposed Transactions as individuals that are different from, or in addition to, those of other shareholders and Warrant holders generally (see below “— Interests of Black Spade II Directors and Officers in the Business Combination”). Black Spade II’s independent directors reviewed and considered these interests during their evaluation of the Proposed Transactions and in unanimously approving, as members of the Black Spade II Board, the Business Combination Agreement and the transactions contemplated therein, including the Proposed Transactions.

The Black Spade II Board concluded that the potential benefits that it expected Black Spade II and its shareholders to achieve as a result of the Proposed Transactions outweighed the potentially negative factors associated with the Proposed Transactions. Accordingly, the Black Spade II Board unanimously determined that the Business Combination Agreement and the transactions contemplated thereby, including the Proposed Transactions, were advisable and fair to, and in the best interests of, Black Spade II and its shareholders.

Financial Analysis

The following is a summary of the material financial and valuation analyses reviewed by the Black Spade II Board in connection with its valuation of aWME in the Business Combination. As is customary for a transaction of this nature that is on arm’s length commercial terms and given the Black Spade II Board’s prior experience with de-SPAC transactions and its experience in investing, the Black Spade II Board did not seek or receive a fairness opinion from a third-party investment bank in connection with the Business Combination. The Black Spade II Board’s financial analysis of the financial terms of the Business Combination primarily relied on, among other items, the following: (i) property valuation and audit reports from property valuer and aWME’s auditor, Assentsure PAC; (ii) the assistance of Clear Street LLC and Cohen & Company Capital Markets, financial advisors to Black Spade II, (iii) due diligence on aWME’s business operations and financials; (iv) public information and data related to the peer companies and relevant markets globally; and (v) the collective experience of Black Spade II’s management in public market transactions in constructing and evaluating financial models and conducting valuations of businesses.

During negotiation of the terms of the Business Combination Agreement, the Black Spade II Board received information from its financial advisors, Clear Street LLC and Cohen & Company Capital Markets, and researched publicly available information, in order to assess the value that public markets would potentially ascribe to aWME following a business combination with Black Spade II.

The Black Spade II Board used a sum-of-the-parts methodology with three (3) unique segments: (i) media and entertainment, (ii) premium hospitality and properties, and (iii) long-term equity investments.

Media and Entertainment

The analysis of the media and entertainment segment focused on an analysis of competitors in the media and publishing space. These comparable companies were:

•        Future Plc

•        Gannett Co.

•        Lee Enterprises

•        News Corp.

•        The New York Times

•        Ziff Davis

Key metrics of comparable companies reviewed were enterprise value (defined as the equity value of comparable companies as of January 20, 2025 plus outstanding debt and non-controlling interests, minus cash), projected revenue compounded annual growth rate for 2024, 2025 and 2026, revenue growth percentage for each of 2024 and projected for 2025, gross profit margin for each of 2024, 2025 and 2026, EBITDA margin for each of 2024, 2025 and 2026, and the multiples of enterprise value to revenue, gross profit and EBITDA for each of 2024, 2025 and 2026. EBITDA means earnings before interest taxes depreciation and amortization. The 2024 EV/EBITDA multiple was the primary valuation metric used by the Black Spade II Board in its analysis.

Using the above, the Black Spade II Board’s subsequent valuation for the media and entertainment segment of $70 million was based on an assumed 2024 EBITDA of $8.4 million, calculated by annualizing aWME’s 1H 2024 revenue then applying an EBITDA margin based on peer operating metrics, and valuing with a 7.0x EV/2024 EBITDA multiple (based on midpoint of 6.0x – 8.0x range for comparable companies) plus movie income rights with a fair value of $11.6 million, which is the fair value of income generating investments from movie production, as set forth in the June 30, 2024 combined financial statements of aWME.

Premium Hospitality and Properties

The analysis for the premium hospitality and properties segment relies solely on a valuation report provided by property valuer, which used a discounted cash flow analysis for the two premium hotels while also assessing the market value of the two residential real estate assets.

For iClub AMTD, a 32-story hotel with 98 guestrooms and suites, the following key assumptions were used:

•        Discount Rate: 5.2%

•        Terminal Cap Rate: 3.2%

•        10-Year DCF

•        Year 1 revenue per available room: HKD 1,122

•        5-Year CAGR: 8.0%

•        Stabilized Growth Rate: 2.0%

For Dao by Dorsett, a 26-story hotel and serviced apartment with 268 guestrooms and apartments, the following key assumptions were used:

•        Discount Rate: 5.7%

•        Terminal Cap Rate: 3.7%

•        10-Year DCF

•        Year 1 revenue per available room: SGD 298

•        5-Year CAGR: 6.8%

•        Stabilized Growth Rate: 2.0%

Based on the above, the enterprise value for the premium hospitality and property segment was $573 million.

Long Term Equity Investments

The analysis for the long-term equity investments consisted of considering the current market value of shares outstanding, with adjustments for market dynamics, as appropriate. The number of shares owned by aWME for each of the three equity holdings were multiplied by their share price as of January 23, 2025. With respect to AMTD Digital ADR, a 50% discount was applied to the market value to take into account the selling pressure that would occur upon the sale of all the shares held by aWME and the limited public float and average daily trading volume of AMTD Digital ADR’s common shares. The result was an equity value of $272 million, based on the following:

•        62.3M shares x HK$1.57 share price for Guangzhou Rural Commercial Bank

•        367.7M shares x HK$2.98 share price for Bank of Qingdao

•        87.0M shares x $2.73 share price for AMTD Digital ADR (discounted by 50%)

Overall Summary

Based on these analyses and with the assistance of Cohen & Company Capital Markets and Clear Street LLC and using their calculation, the Black Spade II Board noted that the implied enterprise value of aWME, arrived at by summing the values of the three segments together, was $914 million. By deducting aWME’s net debt and non-controlling interests from the implied enterprise value, an implied equity value of $569 million was obtained. The Black Spade II Board compared the implied enterprise value of $914 million and the implied equity value of $569 million to the enterprise transaction value (at $10.00 per share) of $892 million and the equity transaction value of $546 million, and the Black Spade II Board noted that in each case the transaction values were lower then the implied values for aWME. The Black Spade II Board then compared the transaction value net of the $1.25 per share dividend to be paid to Black Spade II Public Shareholders in connection with the closing of the Business Combination, and noted that it further reduced the transaction values to $824 million enterprise value and $478 million equity value, representing approximately a 16% discount to the implied equity value for aWME.

Satisfaction of 80% Test

Nasdaq rules require that an initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of signing a definitive agreement in connection with an initial business combination. The Black Spade II Board has determined that the fair market value of the Business Combination meets this test at the time of execution of the Business Combination Agreement.

Interests of Black Spade II’s Directors and Officers in the Business Combination

In considering the recommendation of the Black Spade II Board to vote in favor of the approval of the Business Combination Proposal and the Merger Proposal, shareholders should keep in mind that the Sponsor and Black Spade II’s directors and executive officers have interests in such proposals that are different from, or in addition to, those of Black Spade II Shareholders generally. In particular:

•        If the Business Combination or another business combination is not consummated within the Completion Window, Black Spade II will (i) cease all operations, except for the purpose of winding up, (ii) redeem 100% of the outstanding Public Shares for cash and, (iii) subject to the approval of its remaining shareholders and the Black Spade II Board, dissolve and liquidate. On the other hand, if the Business Combination is consummated, each outstanding Eligible BSII Share will be converted into one aWME Class A Ordinary Share, subject to adjustment described herein.

•        If Black Spade II is unable to complete a business combination within the required time period, the Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Black Spade II for services rendered or contracted for or for products sold to Black Spade II, but only if such a vendor or target business has not executed a waiver. If Black Spade II consummates a business combination, on the other hand, Black Spade II will be liable for all such claims.

•        the Sponsor, the Sponsor Related Parties and certain of the Sponsor’s and its affiliates’ directors, officers and employees own an aggregate of 3,825,000 BSII Class B Ordinary Shares and 11,120,000 Private Placement Warrants, which shares and warrants were originally acquired by the Sponsor for an aggregate investment of $5,585,000 at the time of Black Spade II’s formation and Black Spade II’s IPO and would become worthless if Black Spade II does not complete a business combination by the required time period, as such shareholders have waived any redemption right with respect to those shares and the Private Placement Warrants would expire worthless. After giving effect to the Business Combination, the Sponsor and certain of the Sponsor’s and its affiliates’ directors, officers and employees would own up to an aggregate of            aWME Class A Ordinary Shares and            aWME Warrants. Such shares have an aggregate market value of approximately $            , based on the Closing Price of BSII II Class A Ordinary Shares of $            on Nasdaq on            , 2025.

•        Under the Business Combination Agreement, upon the Closing, the Sponsor will be entitled to receive a transaction bonus in the amount of $5,560,000. Such amount will be deducted from the Trust Account, to the extent there remain any funds in the Trust Account after application of the funds in the Trust Account to satisfy any Black Spade II Shareholder Redemptions, and any shortfall will be paid by aWME.

•        The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

•        Given the difference between the purchase price that the Sponsor paid for the Founder Shares and the price of the BSII Public Shares and considering that the Sponsor would receive a substantial amount of aWME Class A Ordinary Shares in connection with the Proposed Transactions, the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-Business Combination company.

•        The current directors and officers of Black Spade II will continue to be indemnified by Black Spade II and will continue to be covered by the directors’ and officers’ liability insurance after the Business Combination.

•        The Black Spade II Articles contain a waiver of the corporate opportunity doctrine. With such waiver, there could be business combination targets that may be suitable or worth consideration for a combination with Black Spade II but not offered due to a Black Spade II director’s duties to another entity. Black Spade II does not believe that the potential conflict of interest relating to the waiver of the corporate opportunities doctrine in the Black Spade II Articles impacted its search for an acquisition target, and Black Spade II was not prevented from reviewing any opportunities as a result of such waiver.

•        The Sponsor and Black Spade II’s directors and officers have each entered into a letter agreement pursuant to which they have agreed, among other things, (i) to vote all of the BSII Shares, including Public Shares and Founder Shares, held by them in favor of the Business Combination, (ii) to waive their redemption rights with respect to such shares in connection with (a) a shareholder vote to approve an amendment to the Black Spade II Articles and (b) the completion of the Business Combination, and (iii) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Black Spade II fails to complete an initial business combination, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold. Other than inducing the underwriters to proceed with Black Spade II’s IPO, no other consideration was received for such waivers. As of the date of this proxy statement/prospectus, the Sponsor and Black Spade II’s directors and officers, advisory committee members and certain employees of Sponsor’s affiliates own approximately 20% of the issued and outstanding BSII Shares.

The existence of financial and personal interests of Black Spade II’s directors and officers may result in a conflict of interest on part of one or more of them between what they may believe is best for Black Spade II and what they may believe is best for themselves in determining whether or not to make their recommendation to vote in favor of the approval of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus. Under Cayman Islands law, directors and officers owe certain fiduciary duties, including, among others, a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole and a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose. Directors also owe a duty of care, which is not fiduciary in nature. Accordingly, directors and officers have a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interest, and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. Black Spade II’s directors and officers considered their fiduciary duty and the conflicts of interests, among other matters, in evaluating the Business Combination and in recommending to shareholders that they approve the Business Combination.

Anticipated Accounting Treatment

aWME has determined that it is the accounting acquirer based on its evaluation of the facts and circumstances of the acquisition. The purpose of the merger was to assist aWME with the refinancing and recapitalization of its business. aWME is the larger of the two entities and is the operating company within the combining companies. aWME will have control of the board after the Merger. aWME senior management will be continuing as senior management of the combined company. In addition, a larger portion of the voting rights in the combined entity will be held by existing aWME shareholders.

As aWME was determined to be the acquirer for accounting purposes, the accounting for the transaction will be similar to that of a capital infusion as the only significant pre-combination asset of Black Spade II is the cash in the Trust Account. No intangibles or goodwill will arise through the accounting for the transaction. The accounting is the equivalent of aWME issuing shares and warrants for the net monetary assets of Black Spade II.

For more information, see the section entitled “Proposal One — The Business Combination Proposal — Anticipated Accounting Treatment.”

Regulatory Matters

The Business Combination is not subject to any federal or state regulatory requirement or approval, except for filings with the Registrar of Companies in the Cayman Islands necessary to effectuate the Business Combination.

Vote Required for Approval

The approval of the Business Combination Proposal will require an ordinary resolution under Cayman Islands Law and pursuant to the Black Spade II Articles, being the affirmative vote of the Black Spade II Shareholders holding a majority of BSII Shares which, being so entitled, are voted on such resolution in person or by proxy at the Meeting at which a quorum is present. The Business Combination will not be consummated if Black Spade II has less than $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately prior to or upon the consummation of the Business Combination.

Brokers are not entitled to vote on the Business Combination Proposal absent voting instructions from the beneficial holder. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Meeting, and otherwise will have no effect on a particular proposal.

The approval of the Business Combination Proposal is a condition to the consummation of the Proposed Transactions. If the Business Combination Proposal is not approved, the other proposals (except an Adjournment Proposal, as described below) will not be presented to Black Spade II Shareholders for a vote.

Resolution

The full text of the resolution to be passed is as follows:

“Resolution 1:

RESOLVED, as an ordinary resolution, that Black Spade Acquisition II Co’s (“Black Spade II”) entry into the Business Combination Agreement dated as of January 27, 2025, by and among Black Spade II, World Media and Entertainment Universal Inc. (“aWME”) and WME Merger Sub Limited (“Merger Sub”), as may be amended, supplemented or restated from time to time (the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Black Spade II, with Black Spade II surviving the merger as a wholly owned subsidiary of aWME, in accordance with the terms and subject to the conditions of the Business Combination Agreement, and the transactions contemplated by the Business Combination Agreement each be authorized, approved, ratified and confirmed in all respects.”

Recommendation of the Black Spade II Board:

THE BLACK SPADE II BOARD UNANIMOUSLY RECOMMENDS THAT THE BLACK SPADE II SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

Resale of aWME Class A Ordinary Shares

The aWME Class A Ordinary Shares to be issued in connection with the Business Combination will be freely transferable under the Securities Act except for shares issued to any shareholder who may be deemed to be an “affiliate” of Black Spade II immediately prior to the Merger Effective Time or an “affiliate” of aWME following the Business Combination. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with, aWME or Black Spade II (as appropriate) and may include the executive officers, directors and significant shareholders of aWME or Black Spade II (as appropriate).

Stock Exchange Listing of aWME Class A Ordinary Shares

While certain of the Initial Shareholders may be deemed to be an affiliate of Black Spade II immediately prior to the Merger Effective Time, the registration statement, of which this proxy statement/prospectus forms a part, registers the resale of up to aWME Class A Ordinary Shares and up to aWME Warrants that will be held by the Selling Securityholders named herein immediately following the completion of the Business Combination, and aWME Warrant Shares. The Initial Shareholders are not subject to any contract restrictions with respect to the transfer of the aWME Class A Ordinary Shares they will hold following completion of the Business Combination. Stock Exchange Listing of aWME Class A Ordinary Shares

aWME will use reasonable best efforts to cause, prior to the Merger Effective Time, the aWME Class A Ordinary Shares and warrants issuable pursuant to the Business Combination Agreement to be approved for listing on            under the symbols “            ” and “            ,” respectively, subject to official notice of issuance. Approval of the listing on            of the aWME Class A Ordinary Shares and warrants (subject to official notice of issuance) is a condition to each party’s obligation to complete the Business Combination.

Delisting and Deregistration of BSII Class A Ordinary Shares, BSII Public Warrants and Units

If the Business Combination is completed, the BSII Class A Ordinary Shares, BSII Public Warrants and Units will be delisted from Nasdaq and will be deregistered under the Exchange Act.

WME’s Status as a Foreign Private Issuer under the Exchange Act

aWME is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, aWME is permitted to follow the corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of applicable to U.S. domestic companies. For example, aWME is not required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. As a result, aWME’s shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to corporate governance requirements. As a foreign private issuer, aWME is also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules.

WME’s Status as an Emerging Growth Company under U.S. Federal Securities Laws and Related Implications

Each of aWME and Black Spade II is, and consequently, following the Business Combination, the combined company will be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, the combined company will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find the combined company’s securities less attractive as a result, there may be a less active trading market for the combined company’s securities and the prices of the combined company’s securities may be more volatile.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, the combined company has elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, the combined company’s operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

The combined company will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the Closing, (b) in which aWME has total annual gross revenue of at least US$1.235 billion, or (c) in which the combined company is deemed to be a large accelerated filer, which means the market value of the combined company’s common equity that is held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which the combined company has issued more than US$1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

PROPOSAL TWO — THE MERGER PROPOSAL

The Merger Proposal, if approved, will authorize the Plan of Merger, a copy of which is attached to this proxy statement/prospectus as Annex B.

Under the Business Combination Agreement, the Closing is conditioned on approval of the Merger Proposal. Additionally, each of the Business Combination Proposal and the Merger Proposal is cross-conditioned on the approval of each other. If any one of these proposals is not approved by the Black Spade II Shareholders, the Business Combination shall not be consummated.

Vote Required for Approval

The approval of the Merger Proposal will require a special resolution under Cayman Islands law and pursuant to the Black Spade II Articles, being the affirmative vote of Black Spade II Shareholders holding at least two thirds of the BSII Shares which, being so entitled, are voted on such resolution in person or by proxy at the Meeting at which a quorum is present. Abstentions, while considered present for the purpose of establishing a quorum, will have no effect on the Merger Proposal. Brokers are not entitled to vote on the Merger Proposal absent voting instructions from the beneficial holder and, consequently, while considered present for the purpose of establishing a quorum, broker non-votes will have no effect on the Merger Proposal.

Resolutions to be Voted Upon

“Resolution 2:

RESOLVED, as a special resolution, that:

(a)     the Plan of Merger, by and among Black Spade Acquisition II Co (“Black Spade II”), WME Merger Sub Limited (“Merger Sub”) and World Media and Entertainment Universal Inc. (“aWME”), substantially in the form attached to the accompanying proxy statement/prospectus as Annex B (the “Plan of Merger”), be authorized and approved in all respects;

(b)    Black Spade II be authorized to merge with Merger Sub (the “Business Combination”) so that Black Spade II will be the surviving company (surviving the Business Combination as a wholly owned subsidiary of aWME, in accordance with the terms and subject to the conditions of the Business Combination Agreement and Plan of Merger) and all the undertaking, property and liabilities of Merger Sub shall vest in Black Spade II by virtue of the Business Combination pursuant to the provisions of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”);

(c)     Black Spade II be authorized to enter into the Plan of Merger;

(d)    there being no holders of any outstanding security interest granted by Black Spade II immediately prior to the Merger Effective Time (as defined in the Plan of Merger), the Plan of Merger be executed by any one director on behalf of Black Spade II and any director or delegate or agent thereof be authorized to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands;

(e)     as at the Merger Effective Time, the memorandum and articles of association of Black Spade II will be in the form of the memorandum and articles of association of Black Spade II in effect immediately before the Merger Effective Time; and

(f)     all actions taken and any documents or agreements executed, signed or delivered prior to or after the date of these Resolutions by any director or officer of Black Spade II in connection with the transactions contemplated by these resolutions be approved, ratified and confirmed in all respects.”

Recommendation of the Black Spade II Board

THE BLACK SPADE II BOARD UNANIMOUSLY RECOMMENDS THAT THE BLACK SPADE II SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

Appraisal Rights under the Cayman Islands Companies Act

The Cayman Islands Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, Black Spade II Public Shareholders are still entitled to exercise the rights of redemption in respect to their BSII Public Shares as set out herein, and the Black Spade II Board has determined that the redemption proceeds payable to Black Spade II Public Shareholders who exercise such redemption rights represent the fair value of those shares. Excerpts of relevant sections of the Cayman Islands Companies Act follow:

Section 238 — Rights of dissenters

238(1) A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

238(2) A member who desires to exercise that person’s entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

238(3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for that person’s shares if the merger or consolidation is authorized by the vote.

238(4) Within twenty (20) days immediately following the date on which the vote of members giving authorization for the merger or consolidation is made, the constituent company shall give written notice of the authorization to each member who made a written objection.

238(5) A member who elects to dissent shall, within twenty (20) days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of that person’s decision to dissent, stating (a) that person’s name and address; (b) the number and classes of shares in respect of which that person dissents; and (c) a demand for payment of the fair value of that person’s shares.

238(6) A member who dissents shall do so in respect of all shares that that person holds in the constituent company.

238(7) Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of that person’s shares and the rights referred to in subsections (12) and (16).

238(8) Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase that person’s shares at a specified price that the company determines to be their fair value; and if, within thirty (30) days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for that person’s shares, the company shall pay to the member the amount in money forthwith.

238(9) If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty (20) days immediately following the date on which the period expires (a) the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and (b) the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

238(10) A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

238(11) At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

238(12) Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

238(13) The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

238(14) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

238(15) Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

238(16) The enforcement by a member of that person’s entitlement under this section shall exclude the enforcement by the member of any right to which that person might otherwise be entitled by virtue of that person holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

Section 239 — Limitation on rights of dissenters

239(1) No rights under section 238 shall be available in respect of the shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5), but this section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 to accept for such shares anything except —

(a)     shares of a surviving or consolidated company, or depository receipts in respect thereof;

(b)    shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders;

(c)     cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or

(d)    any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

239(2) Repealed by section 11 of the Companies (Amendment) (No. 2) Act, 2018 [Law 46 of 2018].

Black Spade II Shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights under the Cayman Islands Companies Act.

Holders of BSII Public Warrants and Units do not have appraisal rights in respect to such securities in connection with the Business Combination under the Cayman Islands Companies Act.

PROPOSAL THREE — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will allow the chairman of the Meeting to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more of the Business Combination Proposal or the Merger Proposal, or if holders of BSII Class A Ordinary Shares have elected to redeem an amount of BSII Class A Ordinary Shares such that Black Spade II would have less than $5,000,001 of net tangible assets. In no event will Black Spade II solicit proxies to adjourn the Meeting or consummate the Transactions beyond the date by which it may properly do so under the Black Spade II Articles and Cayman Islands law. The purpose of the Adjournment Proposal is to provide more time to meet the requirements that are necessary to consummate the Transactions. See the section titled “Proposal One — The Business Combination Proposal — Interests of Black Spade II’s Directors and Officers in the Business Combination.”

Consequences If the Adjournment Proposal Is Not Approved

If the Adjournment Proposal is presented to the Meeting and is not approved by the Black Spade II Shareholders, the Black Spade II Board may not be able to adjourn the Meeting to a later date or dates. In such event, the Transactions would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the Black Spade II Articles, being the affirmative vote of Black Spade II Shareholders holding a majority of the BSII Shares which, being so entitled, are voted on such resolution in person or by proxy at the Meeting at which a quorum is present. Abstentions, while considered present for the purpose of establishing a quorum, will have no effect on the Adjournment Proposal. Brokers are not entitled to vote on the Adjournment Proposal absent voting instructions from the beneficial holder and, consequently, while considered present for the purpose of establishing a quorum, broker non-votes will have no effect on the Adjournment Proposal.

Resolution to be Voted Upon

“Resolution 3:

RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more other proposals at the extraordinary general meeting, or if holders of Class A ordinary shares of Black Spade II (the “BSII Class A Ordinary Shares”) have elected to redeem an amount of BSII Class A Ordinary Shares such that Black Spade II would have less than $5,000,001 of net tangible assets, be and is hereby approved.”

Recommendation of the Black Spade II Board

THE BLACK SPADE II BOARD UNANIMOUSLY RECOMMENDS THAT THE BLACK SPADE II SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL IF PRESENTED.

INFORMATION ABOUT BLACK SPADE II

References in this section to “Black Spade II,” “we,” “our” or “us” refer to Black Spade Acquisition II Co, a Cayman Islands exempted company.

Introduction

We are a blank check company incorporated in the Cayman Islands on May 9, 2024, formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, we are a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting almost entirely of cash. Prior to executing the Business Combination Agreement, our efforts were limited to organizational activities, completion of our initial public offering and the evaluation of possible business combinations.

While we may pursue an initial business combination opportunity in any business or industry, we are focused on identifying a business combination target that can benefit from the extensive collective network, knowledge and experience of our founder and management team that is related to or in the entertainment industry, with a focus on enabling technology, lifestyle brands, products, or services and entertainment media (the “Target Sectors”).

Our Founder and Our Sponsor

Black Spade Capital Limited (“Black Spade Capital”) is the private investment arm of Mr. Lawrence Ho and an affiliate of our sponsor, Black Spade Sponsor LLC II. Mr. Ho is a visionary entrepreneur and a globally recognized leader within the leisure and entertainment industry. Mr. Ho has been the chairman and CEO of Melco International Development Limited, a company listed on the Stock Exchange of Hong Kong (collectively with its subsidiaries, “Melco International”) since March 2006. Mr. Ho is also currently the chairman and CEO of Melco Resorts & Entertainment Limited, a company listed on the NASDAQ Global Select Market and a director of Studio City International Holdings Limited, a company listed on the New York Stock Exchange, both listed subsidiaries of Melco International. In 2011 and from 2013 to 2020, Mr. Ho was named “Asia’s Best CEO” at the Asian Excellence Awards and received the “Asian Corporate Director Recognition Award” by Corporate Governance Asia magazine from 2012 to 2019 and in 2021. In addition, Mr. Ho was recognized by FinanceAsia as one of the “Best CEOs in Hong Kong” in 2009, 2010, 2011, 2012, and 2014. In 2007, he was named one of the “100 Most Influential People in APAC” by Asiamoney.

Melco Group’s rapid transformation into a global leisure and entertainment powerhouse is a clear testament to Mr. Ho’s dynamic entrepreneurship and strategic vision. Under his leadership, Mr. Ho completely transformed his flagship listed company Melco International from a small collection of unrelated assets (which included a restaurant and passive property portfolio) 23 years ago into a leading player in the entertainment industry.

Mr. Ho spearheaded Melco Group’s foray into the leisure and entertainment sector, and redefined the premium mass gaming segment in Macau, which subsequently anchored Melco Group’s position as a leading developer, owner and operator of gaming and integrated resort facilities with presence in Macau, Philippines, Cyprus and Sri Lanka (targeted opening in mid-2025). Melco Resorts & Entertainment’s net revenue and Adjusted EBITDA reached $5.7 billion and $1.6 billion, respectively, in 2019 and achieved a 20.6x multiple on invested capital from the initial joint venture formation before the COVID-19 pandemic. Post-pandemic performance also experienced rebound with Melco Resorts & Entertainment’s operating revenue and Adjusted EBITDA reaching $3.8 billion and $1.0 billion, respectively, in 2023 and $3.4 billion and $870.2 million, respectively, in the first three quarters of 2024.

Under Mr. Ho’s inspiration, Melco Group has continued to add world-class leisure and entertainment elements to its integrated resorts portfolio and has been widely recognized as a pioneer in this regard. It has acquired the last of Macau’s six existing gaming licenses.

•        City of Dreams Macau was opened in 2009 and has been at the forefront of creating the premium mass market. The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia, including Morpheus, Nüwa and The Grand Hyatt Macau hotel. The iconic show House of Dancing Waters, an internationally acclaimed and award-winning water-based extravaganza, is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams which is scheduled to be reopened by late 2024. City of Dreams has garnered numerous awards in recognition of its high level of customer service and diverse range of entertainment experiences. For example, Morpheus and its spa were recognized by Forbes Travel Guide with Five-Star recognition for the fifth consecutive year in 2024.

•        Studio City Macau is a cinematically themed integrated resort with highly differentiated non-gaming attractions, including the world’s first figure-8 Ferris wheel, a deluxe night club and karaoke venue, a 5,000-seat multi-purpose live performance arena and Macau’s largest water park with all-year indoor and outdoor areas, as well as luxury hotel rooms, including W Macau which opened in September 2023, various food and beverage outlets and themed and complementary retail space.

•        Altira Macau is a casino and hotel that caters to the premium mass and mass segments. Altira Macau received Forbes Travel Guide Five-Star recognition in lodging and spa categories by Forbes Travel Guide for 15 consecutive years in 2024.

•        Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau. The Mocha Club gaming facilities offer both electronic gaming machines, including stand-alone machines, stand-alone progressive jackpot machines and linked progressive jackpot machines with a variety of games, and electronic table games which feature fully-automated multi-player machines with roulette, baccarat and sic-bo, a traditional Chinese dice game.

•        City of Dreams Manila offers DreamPlay by DreamWorks, which is the world’s first Dream Works-themed, indoor interactive play and creativity center.

•        City of Dreams Mediterranean is a large premier destination resort located in Cyprus. City of Dreams Mediterranean was named “Best New Luxury Casino Resort — World” at the 2023 Seven Stars Luxury Hospitality and Lifestyle Awards.

•        City of Dreams Sri Lanka is an integrated resort development collaboration between Melco Resorts & Entertainment Limited and John Keells Holdings PLC (“John Keells”). City of Dreams Sri Lanka aims to become the first integrated resort in Sri Lanka and South Asia. The non-gaming facilities of the integrated resort commenced operations in the third quarter of 2024, while casino operations is expected to commence in mid-2025.

•        Melco Group owns and operates five Forbes Travel Guide Five-Star hotels in Asia and received 16 Forbes Travel Guide Five-Star and three Forbes Travel Guide Four-Star recognitions across its properties in 2024, maintaining its lead among integrated resorts in Asia. In addition, the Melco Group has been honored by Michelin Guide Hong Kong & Macau 2024 with a collective total of eight Michelin stars across five restaurants located in its properties including City of Dreams, Studio City and Altira Macau, which established it as Macau’s leader with the highest number of Michelin-stars achieved across its properties.

Under Mr. Ho’s leadership, Melco Group formed a joint venture, Melco PBL Entertainment (Macau) Limited (predecessor of Melco Resorts & Entertainment), for $326 million in 2005, following which Melco Group completed Melco Resorts & Entertainment’s $1.1 billion initial public offering in 2006, Studio City Macau’s $359 million initial public offering in 2018 and Melco Resorts Philippines’s $350 million pre-IPO top-up placement in 2013. Under Mr. Ho’s leadership, Melco Group also completed transformational marquee M&A transactions that created significant value for shareholders, including a 60% stake acquisition of Studio City for $360 million in 2011 and the acquisition of 13% of Crown Resort’s equity interest in Melco Resorts & Entertainment for $2.8 billion in 2016 and a 75% stake acquisition of City of Dreams Mediterranean for €160 million in 2017. Melco Group has also established a strong track record of long-term value creation and working with strategic and financial partners, such as the development of City of Dreams with Crown Resorts, one of Australia’s largest gaming and entertainment groups to date, which started in 2005, the development of City of Dreams Manila with SM Group, the largest Philippine conglomerate with interests in various sectors such as real estate development, banking and retail which was founded by Henry Sy who was named the richest man in the Philippines multiple times, which started in 2012, and the development of Studio City with Silver Point Capital LP and Oaktree Capital Group LP which started in 2011 and the in-progress development of City of Dream Sri Lanka with John Keells, one of the largest listed conglomerate on the Colombo Stock Exchange, which started in 2024.

Mr. Ho has been involved in more than 10 public equity capital raises and more than 18 bond issuances across various entities of the Melco Group with combined fundraises exceeding $26 billion across the equity and bond markets. The total amount raised from bonds issued by Melco Resorts & Entertainment, Studio City Macau and Melco Reports Philippines amounts to $7.4 billion, $2.4 billion and $340 million, respectively. The senior notes issued by Melco Resorts Finance Limited in 2024 are rated Ba3 by Moody’s Investors Service.

Black Spade Capital, headquartered in Hong Kong, has a team of over 10 members, including professionals with experience from global investment banks and law firms such as UBS, Freshfields, Goldman Sachs, and Merrill Lynch, and runs a global portfolio consisting of a wide spectrum of cross-border investments including ownership of businesses in the healthcare, media & web3 sectors, and consistently seeks to add new investment projects and opportunities to its portfolio. Black Spade Capital’s investment strategy covers all geographic regions and sectors whilst maintaining a portfolio of diversified asset classes, including equities (including SPAC and pre-IPO investments), fixed income and real estate. In 2018, Black Spade Capital became the first ever issuer of bonds denominated in Macau’s local currency patacas with its MOP$2 billion bond issuance. Black Spade Capital is also a controlling shareholder of iRad, which is one of the largest private radiology practices in Hong Kong.

The Company is the second special purpose acquisition company of our founder, Black Spade Capital and our management team. Our first special purpose acquisition company, BSAQ, completed its $169.0 million initial public offering in August 2021. In August 2023, BSAQ completed a business combination with VinFast, a leading Vietnamese automaker and the first Vietnamese business to list in the U.S. by way of a business combination. VinFast, the electric vehicle arm of Vingroup JSC, one of Vietnam’s largest conglomerates that is owned by the richest man in Vietnam, Mr. Pham Nhat Vuong, is a pure-play electric vehicle manufacturer with the mission of making EVs accessible to everyone. VinFast boasts an automotive manufacturing complex in Vietnam and aims to innovate to bring high-quality products, advanced smart services, and seamless customer experiences for all to inspire global customers to jointly create a future of smart mobility and a sustainable planet. VinFast’s product lineup today includes a wide range of electric SUVs, e-scooters, and e-buses. VinFast is currently embarking on its next growth phase through rapid expansion of its distribution and dealership network globally and increasing its manufacturing capacities with a focus on key markets across North America, Europe and Asia. Despite the complexity of the business combination transaction and a substantial valuation, the 91-day transaction timeline from date of announcement to shareholders’ approval highlights the premier speed of execution. The business combination between VinFast and BSAQ is the third largest ever de-SPAC by deal value (based on Dealogic data available through April 2024) and saw strong price performance post listing, with average closing prices of $23.88 and $3.79, intraday highs of $93.00 and $10.00, peak day close prices of $82.35 and $7.89 and average daily trading volume of 6.15 million and 1.42 million for VinFast’s ordinary shares and warrants, respectively, in the eight weeks after VinFast began trading on Nasdaq. As of            , 2025, the last reported sale price of VinFast’s ordinary shares and warrants as reported on Nasdaq was $            per ordinary share and $            per warrant, respectively. VinFast is listed on Nasdaq under the ticker symbol “VFS”.

The Sponsor has no ongoing business and was established solely to provide risk capital to us.

Initial Public Offering and Simultaneous Private Placement

On August 29, 2024, we completed our Initial Public Offering of 15,000,000 Units at a price of $10.00 per unit, generating gross proceeds of $150,000,000. Each Unit consists of one of the BSII Class A Ordinary Shares, par value $0.0001 per share, and one-third of one redeemable Warrant. Each whole Warrant entitles the holder thereof to purchase one BSII Class A Ordinary Share at a price of $11.50 per share, subject to certain adjustments.

In connection with our Initial Public Offering, the underwriters were granted a 45-day over-allotment option to purchase up to 2,250,000 additional option units to cover over-allotments, if any. On September 26, 2024, the underwriters purchased an additional 300,000 Units pursuant to the partial exercise of the over-allotment option. The underwriters have forfeited the remaining option to purchase the 1,950,000 Units.

Substantially concurrently with the completion of our Initial Public Offering, the Sponsor purchased an aggregate of 11,000,000 Private Placement Warrants at a price of $0.50 per warrant, generating gross proceeds of $5,500,000 in the aggregate. In connection with the partial exercise of the over-allotment option, the Sponsor purchased an additional 120,000 Private Placement Warrants at a purchase price of $0.50 per warrant, generating additional gross proceeds of $60,000. The Private Placement Warrants are identical to the warrants sold in our Initial Public Offering except that the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) are not redeemable by us, (ii) may not (including the BSII Class A Ordinary Shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of our initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) are entitled to registration rights. The private placement warrants may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by us and exercisable by the holders on the same basis as the Public Warrants included in the units being sold in our Initial Public Offering. If we do not complete our initial business combination within the Completion Window, the Private Placement Warrants will expire worthless.

Prior to the consummation of our Initial Public Offering, on May 21, 2024, the Sponsor purchased 4,312,500 of the BSII Class B Ordinary Shares (the “Founder Shares”) in exchange for a capital contribution of $25,000 that was paid by the Sponsor for deferred offering costs. The Founder Shares included an aggregate of up to 562,500 shares subject to forfeiture to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the number of Founder Shares would equal, on an as-converted basis, approximately 20% of our issued and outstanding ordinary shares after our Initial Public Offering. On September 26, 2024, the underwriters partially exercised their over-allotment option and purchased an additional 300,000 Units. Due to the underwriters’ partial exercise and decision to forfeit the remainder of the over-allotment option, 487,500 BSII Class B Ordinary Shares were forfeited and the Sponsor subsequently holds 3,825,000 Founder Shares. In aggregate, the Sponsor currently holds 3,266,217 Founder Shares, and the Initial Shareholders collectively hold 3,825,000 Founder Shares.

Offering Proceeds Held in Trust

Upon the closing of our Initial Public Offering and the partial exercise of the over-allotment option, $153,000,000 was placed in the Trust Account with Continental Stock Transfer & Trust Company acting as trustee.

Except for the withdrawal of interest to pay taxes, if any, the Black Spade II Articles provides that none of the funds held in trust will be released from the Trust Account until the earliest of (i) the completion of our initial business combination; (ii) the redemption of our Public Shares if we are unable to complete our initial business combination within the Completion Window, subject to applicable law, or (iii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the Black Spade II Articles (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of the BSII Public Shares if we have not consummated an initial business combination within the Completion Window or (B) with respect to any other provisions relating to shareholders’ rights or pre-initial business combination activity. The proceeds deposited in the Trust Account could become subject to the claims of our creditors, if any, which could have priority over the claims of our Public Shareholders. The proceeds held in the Trust Account will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act that invest only in direct U.S. government treasury obligations.

Except as described in the prospectus for our Initial Public Offering and in the section titled “Black Spade II’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” these proceeds will not be released until the earlier of the completion of an initial business combination and our redemption of 100% of the outstanding Public Shares upon our failure to consummate a business combination within the required time period.

Fair Market Value of Target Business

The target business or businesses that we acquire must collectively have a fair market value equal to at least 80% of the net assets held in the Trust Account at the time of the execution of a definitive agreement for our initial business combination, although we may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance. The Board determined that this test was met in connection with the proposed Business Combination with aWME.

Shareholder Approval of Business Combination

Under the Black Spade II Articles, in connection with any proposed business combination, we must seek shareholder approval of an initial business combination at a meeting called for such purpose at which Public Shareholders may seek to redeem their Public Shares for cash, regardless of whether they vote for or against the proposed business combination, subject to the limitations described in the prospectus for our Initial Public Offering. Accordingly, in connection with the Business Combination with aWME, the Black Spade II Public Shareholders may seek to redeem their Public Shares in accordance with the procedures set forth in this proxy statement/prospectus.

Voting Restrictions in Connection with the Meeting

In connection with any vote for a proposed business combination, including the vote with respect to the Business Combination Proposal, all of our Initial Shareholders, as well as all of our officers and directors, have agreed to vote the Founder Shares and any Public Shares purchased during or after our Initial Public Offering (including in open market and privately-negotiated transactions).

Permitted Purchases of Our Securities

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our sponsor, initial shareholders, directors, officers, advisors or their affiliates may purchase shares or public warrants in privately negotiated transactions or in the open-market either prior to or following the completion of our initial business combination. There is no limit on the number of shares our initial shareholders, directors, officers, advisors or their affiliates may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the trust account will be used to purchase shares or public warrants in such transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In the event that our sponsor, directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. None of the funds held in the trust account will be used to purchase shares or public warrants in such transactions prior to completion of the Proposed Transactions.

The purpose of any such purchases of shares could be to vote in favor of the Proposed Transactions and thereby to increase the likelihood of obtaining shareholder approval of the business combination by purchasing shares from holders that would have voted against a proposed transaction (as any public shares so purchased by our sponsor, directors, officers, advisors or their affiliates in compliance with the requirements of Rule 14e-5 under the Exchange Act would not be voted in favor of approving the proposed business combination). The purpose of any such purchases of public warrants could be to reduce the number of public warrants outstanding and/or increase the likelihood of approval of matters submitted to the warrant holders for approval in connection with our initial business combination (as any public warrants so purchased by our sponsor, directors, officers, advisors or their affiliates in compliance with the requirements of Rule 14e-5 under the Exchange Act would not be voted in favor of approving such matters). Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of the BSII Class A Ordinary Shares or public warrants may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Our sponsor, officers, directors and/or their affiliates anticipate that they may identify the shareholders with whom our initial shareholders, officers, directors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of BSII Class A Ordinary Shares) following our mailing of proxy materials in connection with our initial business combination. To the extent that our sponsor, officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against our initial business combination, whether or not such shareholder has already submitted a proxy with respect to our initial business combination but only if such shares have not already been voted at the general meeting related to our initial business combination. Our sponsor, officers, directors, advisors or any of their affiliates will select which shareholders to purchase shares from based on a negotiated price and number of shares and any other factors that they may deem relevant, and will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws. Our sponsor, officers, directors and/or their affiliates will not make purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

Redemption Rights for Public Shareholders

We will provide our Public Shareholders with the opportunity to redeem all or a portion of their BSII Class A Ordinary Shares upon the completion of the Proposed Transactions at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Proposed Transactions including interest earned on the funds held in the Trust Account (which interest shall be net of funds withdrawn for any permitted withdrawals), divided by the number of then outstanding Public Shares, subject to the limitations described herein. For illustrative purposes, based on funds in the Trust Account of approximately $           million as of         , 2025, the estimated redemption price per share would have been approximately $            . The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we would otherwise pay to the underwriters, which were subsequently waived.

The Sponsor and our executive officers and directors have entered into a letter agreement with us, pursuant to which the Initial Shareholders have agreed to waive their redemption rights with respect to their Founder Shares, and the Sponsor and our executive officers and directors have agreed to waive their redemption rights with respect to any Public Shares they may acquire in connection with the completion of the Proposed Transactions.

Limitation on Redemption Rights

Notwithstanding the foregoing, the Black Spade II Articles provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in our Initial Public Offering, which we refer to as the “Excess Shares,” without our prior consent. We believe this restriction will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against the Proposed Transactions as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a Public Shareholder holding more than an aggregate of 15% of the shares sold in our Initial Public Offering could threaten to exercise its redemption rights if such holder’s shares are not purchased by us or our management at a premium to the then-current market price or on other undesirable terms. By limiting the ability of our Shareholders to redeem more than 15% of the shares sold in our Initial Public Offering without our consent, we believe it will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with the Proposed Transactions. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against the Proposed Transactions.

In addition, the Black Spade II Articles (in the form currently effective) provide that in no event will we redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules).

Liquidation if No Business Combination

Under the Black Spade II Articles, if we do not complete the Business Combination with aWME or another initial business combination within the Completion Window (or a later date approved by our Shareholders pursuant to the Black Spade II Articles), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly and as reasonably possible but not more than ten business days thereafter, redeem the BSII Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust

Account, including interest earned on the funds held in the Trust Account (less funds withdrawn for any permitted withdrawals), divided by the number of Public Shares then in issue (for illustrative purposes, based on funds in the Trust Account of approximately $ million as of            , 2025, the estimated redemption price per share would have been approximately $            ) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the Board, dissolve and liquidate, subject in the case of (ii) and (iii) above) to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. At such time, BSII Warrants will expire. Holders of BSII Warrants will receive nothing upon a liquidation with respect to such securities and they will be worthless.

Each of our Initial Shareholders has agreed to waive its rights to participate in any distribution from the Trust Account or other assets with respect to the Founder Shares and shares underlying the Private Placement Warrants. There will be no distribution from the Trust Account with respect to BSII Warrants, which will expire worthless if we are liquidated.

The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would be prior to the claims of our Public Shareholders. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the trust account, if less than $10.00 per share due to reductions in the value of the trust assets, less funds withdrawn for any permitted withdrawals, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of our Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. We will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered accounting firm), prospective target businesses and other entities with which we do business, execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Accordingly, the actual per-share redemption price could be less than $10.00, plus interest, due to claims of creditors. Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our Shareholders.

To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you that we will be able to return to the Black Spade II Public Shareholders at least $10.00 per share. The Black Spade II Public Shareholders are entitled to receive funds from the Trust Account only in the event of our failure to complete a business combination within the required time periods or if the shareholders properly seek to have us redeem their respective shares for cash upon a business combination which is actually completed by us. In no other circumstances does a shareholder have any right or interest of any kind to or in the Trust Account.

Facilities

We currently maintain our executive offices at Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central, Hong Kong. The cost for this space is included in the $20,000 per-month fee the Sponsor, Black Spade Sponsor LLC II, charges us for general and administrative services pursuant to a letter agreement between us and the Sponsor. We believe, based on rents and fees for similar services in Hong Kong, that the fee charged by the Sponsor is at least as favorable as it could have obtained from an unaffiliated person. We consider our current office space adequate for our current operations.

Employees

We currently have three executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We may plan to have full time employees other than the executive officers prior to the completion of our initial business combination.

Directors and Executive Officers

As of the date of this proxy statement/prospectus, our directors and officers are as follows:

Name	Age	Position
Dennis Tam	55	Executive Chairman of the Board and Co-CEO
Kester Ng	57	Director, Co-CEO and CFO
Richard Taylor	65	Director, Co-CEO and COO
Russell Galbut	72	Director
Robert Moore	62	Director
Patsy Chan	60	Director
Sammy Hsieh	52	Director

Dennis Tam, or Chi Wai Dennis Tam, our Executive Chairman and Co-CEO. As the Chairman and Co-CEO of BSAQ, Mr. Tam led BSAQ to complete a US$23 billion business combination with VinFast in 2023. Mr. Tam serves as President and CEO of Black Spade Capital with more than 30 years of experience in corporate finance, mergers & acquisitions, accounting, financial control and accounting. Prior to joining Black Spade Capital, Mr. Tam was the Group Finance Director of Melco International from 2006 to 2017. He has also held senior management positions with various local listed and multinational companies throughout his career. By the end of his tenure with Melco International, the market capitalization of Melco Resorts and Entertainment, the flagship subsidiary of the Group, reached over US$14 billion. He has been a fellow member of the Institute of Certified Management Accountants since 2014, a member of the Institute of Public Accountants since 2013, and a member of CPA Australia since 2000. Mr. Tam was awarded “Asia’s Best CFO (Investor Relations)” at the Asian Excellence Awards by Corporate Governance Asia magazine in 2014, 2015, 2017 and 2018. Mr. Tam obtained his master’s degree in accounting from Monash University, and was trained at Harvard Business School in Cambridge, Massachusetts.

Kester Ng, or Shing Joe Kester Ng, our Co-CEO and CFO, served as Co-CEO of BSAQ, which consummated a business combination with VinFast in August 2023. Mr. Ng also serves as the CEO of GRE Investment Advisors Limited, a company providing private equity investment advisory and asset management services to institutions, ultra-high net worth individuals and family offices. GRE is licensed by the Hong Kong Securities & Futures Commission (“SFC”) to provide investment advisory and asset management services, under type 4 (Advising on Securities) and Type 9 (Asset Management) licenses. Mr. Ng is also a Managing Partner of the NM Strategic Focus Fund I and II, which are both private equity funds with a focus on making direct investments and providing growth capital to companies in the areas of technology, fintech, health care and consumer services in Asia Pacific and the Greater China region. Private Equity Investee companies include the likes of Lufax (“LU US EQUITY”) and Ping An Health and Technology (“1833 HK”). Before joining GRE Investment Advisors Limited in 2014, Mr. Ng worked at J.P. Morgan from 2006 to 2013 where he was the Chairman and Head of Equity Capital & Derivatives Markets for the whole Asia Pacific region (including Japan and Australia), responsible for raising capital for both public and private companies via initial public offerings, equity-linked offerings and pre-IPO transactions. Prior to J.P. Morgan, Mr. Ng served as the Managing Director and Head of Greater China Equity Capital Markets at Merrill Lynch and worked there from 1995 to 2006 in London and Hong Kong. Over his professional career, Mr. Ng is one of the most senior ECM bankers in the Asia Pacific Region, having completed a significant number of IPOs, equity and equity-linked transactions. His experience includes more than 100 IPOs, pre-IPOs and equity linked transactions for Asia Pacific companies, raising over $100 billion on the major stock exchanges globally, including Hong Kong, NYSE, NASDAQ, London and Singapore. He completed the Agricultural Bank of China’s $22 billion dual listed Hong Kong and Shanghai IPO in 2010, which was the largest IPO globally ever at the time. Mr. Ng also served as a director of the boards of both J.P Morgan Securities (Asia Pacific) Limited and J.P. Morgan Broking (Hong Kong) Limited. In addition, he also previously served as a Hong Kong SFC Responsible Officer as well as a Hong Kong Monetary Authority Executive Officer. Mr. Ng has a bachelor’s degree in medical sciences from the University of Nottingham Medical School, United Kingdom.

Richard Taylor, or Richard Kirby Taylor, our Co-CEO and COO. He served as a member of advisory committee of BSAQ, which consummated a business combination with VinFast in August 2023. Mr. Taylor was a Managing Director at GRE Investment Advisors Limited, an SFC licensed investment advisory and management services company in Hong Kong with a focus on the technology, healthcare and new consumer sectors from September 2020 to August 2022. Prior to joining GRE, Mr. Taylor pursued a 30-year Investment Banking career in London from 1988 to 1993 with Daiwa Securities, and in Hong Kong from 1993 to 1996 before joining CLSA in Hong Kong in 1996 to lead, manage and build out the Hong Kong and regional investment banking business of the group. In this position, he served in a number of roles, including Head of Investment Banking, Head of Corporate Finance and Capital Markets, HKSFC Registered Representative and Responsible Officer, managing a team in 11 Asian regional offices advising on and raising capital for companies and institutional investors in the private and public capital markets. In addition to Hong Kong and Greater China, key markets of focus have been Indonesia, Philippines, Malaysia, Singapore, Thailand and India, as well as the frontier markets of Vietnam, Cambodia, Myanmar and Sri Lanka. Mr. Taylor had a particular focus on the gaming, technology, healthcare and consumer sectors. Selected transactions completed include the initial public offerings of Singapore Telecom, Tenaga Nasional, Prada, L’Occitane, Fosun Tourism, Xiaomi, Bloomberry Resorts, Sa Sa and Genting Singapore. Mr. Taylor served as a Board Director and Executive Committee member of various CLSA companies, as well as a member of the Risk and Underwriting Committees. Mr. Taylor holds BA and MA degrees from Oxford University.

Russell Galbut, or Russell William Galbut, has served as our independent director since August 2024. Mr. Galbut served as independent director of BSAQ, which consummated a business combination with VinFast in August 2023. Mr. Galbut served as the Chairman of the board of directors of Norwegian Cruise Line Holdings, a leading cruise line operator listed on the New York Stock Exchange, for which he has served as an independent director since November 2015. Mr. Galbut is the Co-Founder and Managing Principal of Crescent Heights, a leading urban real estate firm, specializing in the development, ownership, and operation of architecturally distinctive, mixed-use high-rises in major cities across the United States. Prior to founding Crescent Heights in 1989, he served as a senior real estate consultant at Laventhal and Horwath for two years. He served as Chairman of New Beginnings Acquisition Corp., which consummated a business combination with Airspan Networks Inc. in March 2021. Mr. Galbut also served as Chairman of New Beginnings Acquisition Corp. II and New Beginnings Acquisition Corp. III. Mr. Galbut also serves on the Dean’s Advisory Board for the Cornell University School of Hotel Administration. Mr. Galbut received his bachelor’s degree in Hotel/Motel Administration/Management from Cornell University and a Juris Doctorate in Law from the University of Miami, School of Law.

Robert Moore, or Robert Steven Moore, has served as our independent director since August 2024. Mr. Moore served as independent director of BSAQ, which consummated a business combination with VinFast in August 2023. He is the Co-Founder and Managing Partner of Phoenix 1 Esports LLC, an e-sports organization which scouts and develops elite talent to compete in world-class tournaments under the Sentinel team brand. In 2023, Phoenix 1 Esports LLC was converted from a limited liability company to a corporation and renamed Sentinels Corporation. Mr. Moore now serves as CEO and CFO of Sentinels Corporation. Prior to co-founding Phoenix 1 Esports LLC in 2016, he served as President of Paramount Pictures Corporation from 2005 to 2009 and as Vice Chairman from 2009 to 2016. Prior to joining Paramount Pictures Corporation, he was a founding partner at Revolution Studios, an independent production company, which he co-founded in 2000. Prior to Revolution Studios, Mr. Moore spent 13 years at Walt Disney Studios beginning in 1987, where he last served as Executive Vice President and CFO. Mr. Moore holds a bachelor’s degree, Magna Cum Laude, in Accounting from Pepperdine University.

Patsy Chan, or Po Yi Patsy Chan, has served as our independent director since August 2024. Ms. Chan served as independent director of BSAQ, which consummated a business combination with VinFast in August 2023. She has served as the CEO of North East Asia, Richemont Asia Pacific Limited since 2022, where she is responsible for overseeing the Hong Kong, Macau and Taiwan operations of Richemont Luxury Group, a leading luxury goods company which owns brands such as Cartier, Piaget and Montblanc. Prior to her role at Richemont Asia Pacific Limited, she was the COO of Richemont Luxury (Singapore) from 2016 to 2022. Prior to her 25-year tenure at Richemont Luxury Group, Ms. Chan served as the financial controller at Marsh & McLennan, a global professional services firm. Ms. Chan has been a Certified Practicing Accountant of CPA Australia since 1992. Ms. Chan holds a bachelor’s degree of Commerce in Accounting from the University of New South Wales and has completed the Luxury Brand Management Executive Program at ESSEC Business School.

Sammy Hsieh, or Wing Hong Sammy Hsieh, has served as our independent director since August 2024. Mr. Hsieh has served as independent director of BSAQ, which consummated a business combination with VinFast in August 2023. Mr. Hsieh has served as an independent director of Magnum Opus Acquisition Limited, a special purpose acquisition company, since March 2021. Mr. Hsieh is the co-founder and director of iClick Interactive Asia Group Limited, an independent online marketing and enterprise data solutions provider in China listed on the NASDAQ. Prior to founding iClick Interactive Limited in 2009, he served as the General Manager of the Asia Pacific region for Efficient Frontier, a firm which was acquired by Adobe Systems in 2011, from 2008 to 2009. Prior to his role at Efficient Frontier, he was a Director of Search Marketing for Yahoo Hong Kong from 2000 to 2008, where he led and managed the company’s business operations including sales, marketing, business development and product management. Mr. Hsieh holds a Bachelor’s degree in Economics from the University of California, Los Angeles.

Number, Terms of Office and Election of Officers and Directors

Our board of directors consists of seven members elected as a single class with concurrent terms of two years. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint officers as it deems appropriate pursuant to our amended and restated memorandum and articles of association.

Director Independence

So long as we obtain and maintain a listing for our securities on Nasdaq, a majority of our board of directors generally must be independent, subject to certain limited exceptions set forth under the rules of Nasdaq. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We have four “independent directors” as defined in the Nasdaq rules and applicable SEC rules. Our board of directors has determined that each of Russell Galbut, Robert Moore, Patsy Chan and Sammy Hsieh is an “independent director” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Executive Compensation

None of our officers or directors have received any cash compensation for services rendered to us. Commencing on the date that our securities are first listed on Nasdaq through the earlier of consummation of our initial business combination and our liquidation, we will pay our sponsor or an affiliate of up to $20,000 per month for office space, utilities, secretarial and administrative support services provided to members of our management team. In addition, our sponsor, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of such forms, we believe that during the year ended December 31, 2024 there were no delinquent filers.

Legal Proceedings

As of the date of this proxy statement/prospectus, to the knowledge of our management, there was no material litigation, arbitration or governmental proceeding pending against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding.

BLACK SPADE II’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONs

References in this section to “Black Spade II,” “we,” “our” or “us” refer to Black Spade Acquisition II Co. References to our “management” or our “management team” refer to Black Spade II’s executive officers and directors, and references to the “Sponsor” refer to Black Spade Sponsor LLC II. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Please see “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Risk Factors” and elsewhere in this proxy statement/prospectus.

Overview

We are a blank check company incorporated under the laws of the Cayman Islands as an exempted company with limited liability for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses or assets.

Recent Developments

On January 27, 2025, we entered into the Business Combination Agreement with aWME and Merger Sub, pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Black Spade II, with Black Spade II surviving the Merger as a wholly-owned subsidiary of aWME (the “Merger”).

Pursuant to the Business Combination Agreement, among other things, prior to the effective time of the Merger (the “Merger Effective Time”), aWME will re-designate:

•        Each ordinary share of aWME (other than non-voting ordinary shares) that is not held by AMTD Digital Inc. (“AMTD Digital”) into one Class A ordinary share of aWME (“aWME Class A Ordinary Share”);

•        Each ordinary share of aWME (other than non-voting ordinary shares) that is held by AMTD Digital into one Class B ordinary share of aWME (“aWME Class B Ordinary Share”); and

•        Each non-voting ordinary share of aWME into one non-voting preferred share of aWME (“aWME Preferred Share”).

Pursuant to the Business Combination Agreement, immediately after the completion of the re-designation of shares and immediately prior to the Merger Effective Time, aWME will effect a share consolidation or subdivision such that:

•        Each aWME Class A Ordinary Share will be consolidated or divided into a number of aWME Class A Ordinary Shares equal to the Adjustment Factor (as defined below);

•        Each aWME Class B Ordinary Share will be consolidated or divided into a number of aWME Class B Ordinary Shares equal to the Adjustment Factor; and

•        Each aWME Preferred Share will be consolidated or divided into a number of aWME Preferred Shares equal to the Adjustment Factor (as defined below)

(such actions, collectively, the “Recapitalization”).

The “Adjustment Factor” will be the number resulting from dividing the Per Share aWME Equity Value by $10.00. The “Per Share aWME Equity Value” will be obtained by dividing (a) the equity value of aWME (being $488,000,000) by (b) the aggregate number of ordinary shares of aWME issued and outstanding immediately prior to the Recapitalization.

At the Merger Effective Time and as a result of the Merger:

•        Each Class B ordinary share of Black Spade II, par value $0.0001 per share (“BSII Class B Ordinary Shares”) that is issued and outstanding immediately prior to the Merger Effective Time will be automatically cancelled in exchange for the right to receive one aWME Class A Ordinary Share;

•        Each Class A ordinary share of Black Spade II, par value $0.0001 per share (“BSII Class A Ordinary Share”) that is issued and outstanding immediately prior to the Merger Effective Time (other than such BSII Class A Ordinary Shares that are treasury shares, validly redeemed shares or BSII Dissenting Shares (as defined below)) will be cancelled in exchange for the right to receive one aWME Class A Ordinary Share;

•        Each BSII Class A Ordinary Share that is held as a treasury share will be cancelled and cease to exist;

•        Each issued and outstanding BSII Class A Ordinary Share that is validly redeemed will be cancelled in exchange for the right to be paid a pro rata share of the aggregate amount payable with respect to the exercise of the redemption rights of Black Spade II Shareholders;

•        Each issued and outstanding BSII Class A Ordinary Share that is held by any person who has validly exercised and not effectively withdrawn or lost their right to dissent from the Merger in accordance with Section 238 of the Cayman Islands Companies Act (“BSII Dissenting Share”) will be cancelled and carry no right other than the right to receive the payment of the fair value of such BSII Dissenting Share determined in accordance with Section 238 of the Cayman Islands Companies Act; and

•        Each issued and outstanding warrant of Black Spade II exercisable for shares of Black Spade II will be exchanged for a corresponding warrant exercisable for aWME Class A Ordinary Shares (“aWME Warrants”).

The Business Combination has been approved by the boards of directors of both Black Spade II and aWME.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from May 9, 2024 (inception) through June 30, 2024 were organizational activities, those necessary to prepare for our Initial Public Offering, and identifying a target company for our initial business combination. We do not expect to generate any operating revenues until after the completion of our initial business combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We are incurring expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the period from May 9, 2024 (inception) through June 30, 2024, we had net loss $53,179, which consisted of general and administrative expenses.

Liquidity and Capital Resources

Until the consummation of our Initial Public Offering, our only source of liquidity was an initial purchase of our BSII Class B Ordinary Shares by the Sponsor and loans from the Sponsor.

On August 29, 2024, we consummated our Initial Public Offering of 15,000,000 Units at $10.00 per Unit, generating gross proceeds of $150,000,000. Simultaneously with the closing of our Initial Public Offering, we consummated the sale of an aggregate of 11,000,000 Private Placement Warrants at a price of $0.50 per Private Placement Warrant, in a private placement to the Sponsor, generating gross proceeds of $5,500,000.

In connection with our Initial Public Offering, the underwriters were granted a 45-day option from the date of our Initial Public Offering to purchase up to 2,250,000 additional Units to cover over-allotments, if any, at our Initial Public Offering price less the underwriting discounts and commissions. On September 26, 2024, the underwriters purchased an additional 300,000 Units pursuant to the partial exercise of the overallotment option. The Units were sold at an offering price of $10.00 per Unit, generating additional gross proceeds to the Company of $3,000,000.

In connection with the partial exercise of the over-allotment option, the Sponsor purchased an additional 120,000 Private Placement Warrants at a purchase price of $0.50 per Private Placement Warrant, generating additional gross proceeds to the Company of $60,000.

Following our Initial Public Offering, the partial exercise of the over-allotment option, and the sale of the Units, a total of $153,000,000 was placed in the Trust Account. We incurred $7,395,804 in transaction costs, consisting of $2,660,000 of cash underwriting fee (net of $400,000 underwriters’ reimbursement), $4,257,000 of deferred underwriting fee, and $478,804 of other offering costs.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, or certain of our officers and directors or their affiliates may, but are not obligated to, loan us funds as may be required. If we complete a business combination, we would repay such loaned amounts. In the event that a business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $2,000,000 of such working capital loans may be convertible into Private Placement Warrants of the post business combination entity at a price of $0.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our business combination. Moreover, we may need to obtain additional financing either to complete our business combination or because we become obligated to redeem a significant number of our Public Shares upon consummation of our business combination, in which case we may issue additional securities or incur debt in connection with such business combination.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2024. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations, off-balance sheet arrangements or long-term liabilities other than described as below.

Administrative Service Fee

We entered into an agreement with an affiliate of the Sponsor on August 23, 2024, pursuant to which we agreed to pay the Sponsor $20,000 per month for office space, utilities and secretarial and administrative support services.

Underwriting Agreement

We granted the underwriters a 45-day option from the date of our Initial Public Offering to purchase up to 2,250,000 additional Units to cover over-allotments, if any, at our Initial Public Offering price less the underwriting discounts and commissions. On September 26, 2024, the underwriters purchased an additional 300,000 Units pursuant to the partial exercise of the over-allotment option. The underwriters have forfeited the remaining option to purchase the 1,950,000 Units.

The underwriters were entitled to a cash underwriting discount of $0.20 per Unit, or 2%, or $3,000,000 in aggregate, paid at the closing of our Initial Public Offering. The underwriters paid us an aggregate amount of $400,000 at the closing of our Initial Public Offering as reimbursement to us for certain of our expenses and fees incurred in connection with our Initial Public Offering. Additionally, the underwriters were entitled to a cash underwriting discount of $60,000 for the partial over-allotment exercise, which closed and was paid on September 26, 2024. In addition, the underwriters were entitled to a deferred fee of up to $0.30 per Unit, or 3% of the gross proceeds of the offering, or up to $4,257,000 in the aggregate (including the partial over-allotment exercised which closed on September 26, 2024). The deferred fee will be payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

The preparation of the financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. As of June 30, 2024, we did not have any critical accounting estimates to be disclosed.

Recent Accounting Pronouncements

Our management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

INFORMATION ABOUT AWME

Unless the context otherwise requires, all references in this section to “aWME,” “we,” “us” or “our” refer to World Media and Entertainment Universal Inc. and its subsidiaries.

Overview

We are a global media and entertainment ecosystem covering high fashion, arts, lifestyle, cultural, entertainment as well as F&B. Inheriting more than one hundred years of history and with a worldwide geographical presence, we offer a holistic media and entertainment experience to an audience of millions around the world.

Our publications L’Officiel and The Art Newspaper publish print editions in a total of 28 countries and territories and digital contents to an even wider scope of readers globally.

We operate in the movie production sector having produced various Asia-focused blockbuster movies. We have partnered with established production companies to present a number of Asia-focused blockbuster movies globally, which in aggregate notched a box office of more than US$400 million.

We hold premium whole building properties and provide hospitality services in Hong Kong and Singapore. We focus on and specialize in hospitality and lifestyle concepts and offers a customer-centric VIP members approach for its business portfolio in the key areas comprising stylish hotels and serviced apartments, F&B, and club membership services in Hong Kong and Singapore, with plans for further global expansion.

We extend the power of our brands and extensive library of contents and intellectual property through other media, platforms, products and services, including in the area of F&B.

We also host a multitude of cultural events to inspire conversation with traditions and bridge exchanges and we have been recognized for our cultural ambassadorship.

Competitive Strengths

The following strengths have enabled us to become who we are today and will support our continued success:

•        We are an authoritative source of information for fashion, art, lifestyle, entertainment and digital finance and we have investment in an established Web3 media platform.

•        L’Officiel.    L’Officiel is one of the oldest and top fashion magazines in the world. L’Officiel was born in France, the Mecca for fashion lovers, in 1921. It has been referred to as “the Bible of fashion and of high society.” Since 2022, it has been marketed under and by reference to the mark. It is internationally present in 28 countries and engages millions of fashion enthusiasts worldwide. The magazine brings together numerous luxury brands, A-list artists, designers, celebrities and offers extensive contents including high-end to high-street fashion for both women and men, and covers beauty, culture, watches, arts and lifestyles. Apart from the main publication titled “L’OFFICIEL” which focuses on fashion, associated publications covering other tranches include “L’OFFICIEL HOMMES,” “L’OFFICIEL ART” and “LA REVUE DES MONTRES.” As the only magazine in the world to have never stopped printing even during the Second World War, L’Officiel hosts an archive of over 150,000 exclusive fashion images and approximately 50,000 articles and interviews, and accumulates approximately 10,000 videos from more than 100 years of fashion history.

•        The Art Newspaper.    Founded in 1990 and with offices in London and New York, The Art Newspaper positions itself as the international publication of record for the art industry and a prominent art world source with an authoritative roster of global correspondents covering the art market, technology, museums, exhibitions, books, films and social media. The publication operates as the journal of record for the art world by covering international art events as the designated publication for many of the largest and most prominent art events such as Frieze, Art Basel, Art Dubai, Art Week Tokyo, Singapore Art Week, etc. The Art Newspaper covers international news and art and focuses on contemporary and modern art, fine art, decorative art and designs. It enjoys the reputation as a bible of the art industry. Its yearly issue, “The Year Ahead,” is regarded as an authoritative guide to the must-see art exhibitions, museum openings and art events around the world. It is an important and unique hub of information for those working in the art world including curators, museum directors, collectors, auctioneers, dealers, as well as individual art enthusiasts.

retrouvez toute l'actualité de l'art au quotidien sur www.artnewspaper.fr

ÉDITION F

THE ART N

SANDRA PATRON

INSTITUTION FRANCE PAGE 10

MONDES NOUVEAUX × B

Le programme Mondes nouveaux s'expose aux Beau visant à établir des liens entre étudiants et artistes.

ADEL ABDESSEMED

Mon enfa

Mémorial de la SHOAH

Exposition du 5 avril au 14 mai 2023.

FOR MORE NEWS & ANALYSIS, VISIT theartnewspaper.com

INTERNATI

THE ART N

ROYAL SUCCESSION

OBITUARY PAGES 34-37

NEWS PAGE 8

RIGHT TURN

NEWS PAGE 12

An issue of attribution

A scholar's reattribution can massively increase the price of a painting. Georgina Adams and Mark Hollingsworth investigate a troubling case of serial old master upgrades, showing how easily scholarly "opinion" translates into financial fact

King Charles faces

RESTITUTION

THE ART NEWSPAPER

Push for new loans as Pushkin deal halted

Gay icon Warhol finds fame in Saudi souks

THE ART NEWSPAPER

2024

The Year Ahead 2024

The Art Newspaper's guide to this year's exhibitions, fairs and biennials worldwide

JANUARY 2024

Zanele Muholi: Eye Me

San Francisco Museum of Modern Art

AUSTRALIA

BELGIUM

AUSTRIA

BRAZIL

JANUARY 2024

22 THE ART NEWSPAPER THE YEAR AHEAD 2024

THE YEAR AHEAD 2024 THE ART NEWSPAPER 23

•        DigFin.    Established in 2017, DigFin is a digital media platform in Asia that provides contents and insights on digital finance, FinTech, and digital assets. Mr. Jame Dibiasio, the Editor-in-Chief of DigFin, is an award-winning financial journalist and has worked in the field for nearly 30 years. Mr. Dibiasio have taken home the State Street Institutional Press Awards for “Outstanding Contribution to Institutional Journalism.” He also founded various financial trade publications for the region. He is a board member of the FinTech Association of Hong Kong and has previously served as co-chairman of its WealthTech committee. DigFin organizes the “DigFin Innovation Awards” to recognize best companies and solutions in the world of digital finance. The award has been viewed as one of the most prestigious awards in digital finance and FinTech in Asia.

•        Forkast Labs.    We are a seed investor of Forkast Labs (previously named Forkast.News), which is a global data, media, and web3-infrastructure company. Angie Lau, one of the Bloomberg Television’s key anchors and an award-wining and renowned journalist in Asia, is the chief executive officer and the editor-in-chief of Forkast Labs.

•        With global presence and a huge audience base, we are a dominant force of consumer retail play.    We have established a strong reputation globally and we have built a vast readership. Through L’Officiel and The Art Newspaper, we issue multiple print publications in a total of 28 countries and territories, covering Asia, Europe, North America, South America, and Africa. These prints are complemented by digital versions of L’Officiel and The Art Newspaper published online which cover a much wider range of audience. DigFin is a 24-hour online platform for readers to acquire first-hand information. We have three podcast brands under DigFin and The Art Newspaper. We also provide live reporting at events and real-time and interactive information through multimedia platforms including Instagram, LinkedIn, Facebook, Threads and X so that our readers remain at the forefront of their areas of interests. Our hospitality and VIP services and the voguish hotels, serviced apartments and clubs we operate provide additional venues where we can engage with our audience. With an audience of millions who are highly engaged online and offline and backed by our technology architecture, we are able to gain invaluable cross-platform insights into their preferences which we believe is a key competitive advantage for us to create stickier relationships with our audience and purposefully develop existing businesses or venture into new businesses to match their evolving needs with respect to non-content products and services. For example, we have adopted the strategy of cross-selling to our advertising customers to incrementally place advertisements in other products and services that we provide.

•        Inheriting a century-old legacy, we are in possession of rich IP and contents and an extensive network of designers, artists, brands, galleries, event curators and celebrities, which enable us to generate creative synergies among existing businesses and organically create new opportunities.    As Marcel Duchamp once put it, “it is not what you see that is art, art is the gap,” and our mission is to bridge the gap and transcend the life experience of our audience with art. We have accumulated an extensive repertoire of IP and contents which represent a library of inspiration for life. As an example, L’Officiel, the centennial fashion media house, hosts more than 150,000 exclusive fashion images and approximately 50,000 articles and interviews, and approximately 10,000 video from more than 100 years of fashion archives. Encapsulating its publication legacy and fashion concept, L’Officiel successfully launched the L’Officiel Coffee pop-up store during the week of the World Economic Forum Annual Meeting in Davos in January 2023 and is expected to open L’Officiel Coffee houses in Japan in the near future, showcasing avant-garde fashion concepts. Through L’Officiel and beyond, we have and intend to continue to extend the ascetic power and historical significance of our archives to new dimensions including in the hospitality and F&B sectors which we operate, breathing modernity into tradition and allowing these historic materials to become an invaluable source of originality and creativity for today and tomorrow. In addition, the line between fashion, art and lifestyle has blurred rapidly in the past few decades where fashion has made its way into prominent museums, and artists have been enlisted by high-profile fashion houses. On the other hand, the art, fashion and hospitality worlds have long been amicable bedfellows and there is a growing trend of artists and fashion brands partnering with hospitality groups to craft distinctive experiences. We plan to launch L’Officiel Hotel in the near future, with London as the first venue. In this regard, our media and hospitality businesses are naturally complementary to each other and we expect to see great synergies and new dialogues among our different business segments spanning art, fashion, movie, lifestyle, culture, hospitality and F&B.

•        We are one of the very few Asian companies that own a global media, art and entertainment platform.    The rise of Asian prosperity in the past decades has enhanced the cultural power of the Pacific Rim and enriched the global cultural scene with a different perspective: Asian filmmakers, actors and actresses have steadily received greater reception and recognition; Asian brands are gaining tremendous popularity among pop fans around the world; Asian artworks are breaking auction records; and consumers in Asia have become one of the most important customer bloc in the global luxury industry. Along with this, we have become one of the very few Asian companies that own a global media, art and entertainment platform in the relevant industries which are largely dominated by perspectives from the U.S. and Europe. Through our innovative and creative content production capability, we aim at promoting artistic and cultural contents embodying international values and visions, yet retaining the traditional Asian elements in order to bring together the best of diverse worlds, to embrace diversity and differences, to appreciate cross-cultural values and beliefs across communities, and to take down the barriers between the “otherness” in a world that is growing estranged.

•        We have adopted a direct ownership model for key geographies to ensure content excellence and achieve growth, efficiencies and synergies across our platforms while remaining committed to editorial independence.    In contrast to many of the international media brands that adopt primarily the franchising model, we adopt a direct ownership model for our publications, specifically L’Officiel and The Art Newspaper which feature international editions, in major countries and regions around the world, while we continue to foster relationships with franchisees in other regions. We believe our direct ownership model improves content creation, sharing and syndication, enables cross-region content distribution and collaborations between different titles, allows implementation of best practices across different segments, ensures our missions and visions are carried out in each area of our businesses, and empowers us to deliver timely and relevant global and local content servicing a wide base of audience, while we continue to uphold editorial independence as a top priority throughout the content creation process. It also enables us to more effectively pursue our key growth drivers, improve efficiencies, and harvest greater synergies among the sectors and geographies that we cover, thereby delivering more compelling value propositions for our audience and customers. For instance, with the synchronized efforts of various key regional offices, a top mandopop star unprecedently appeared on the covers across six local issues of L’Officiel including China, the U.S., France, Italy, Singapore and Malaysia in 2023.

•        We believe we are well positioned to capture opportunities in the large and fast-growing film industry.    Movies we have invested in and produced have accumulated large box office receipts, demonstrating our ability in identifying and sourcing films with high box office potential. Our reputation and resources in the media and entertainment industries have attracted Asian and international film producers, directors and casts to partner with us, allowing us to secure film projects with large potential at early stage. We believe that we will be able to continue to attract promising film projects from established domestic and international industry participants.

•        Management team and professionals with significant industry expertise, international exposure and local knowledge.    Our management team combine extensive experience in the media, entertainment, art and hospitality industries with a proven track record in operating and managing our business successfully. Many management team members come with solid educational backgrounds and seasoned working experience in established and renowned media and entertainment corporations with international exposure. Leveraging their experience and knowledge, our management team are able to lead us to innovative directions in the media and entertainment industries, the hospitality industry and beyond. Most importantly, with the insight of our management team, our employees are prepared to embrace change, maintain flexibility and continue to innovate in the fast-evolving industries. In addition, we have deployed dedicated execution teams, including content production, design, sales and marketing, market research as well as along the film industry value chain. Various content production team members have received awards and recognitions for their work, and their creative content designs are well recognized in the publication industry.

Growth Strategies

We believe we are still in the early stage of realizing our goal to establish a global lifestyle platform covering high fashion, arts, movies, cultural activities, hospitality, F&B and beyond. Our competitive strengths provide us with multiple avenues for growth and our growth strategies are focused on the following key elements:

•        Strengthening the position of our publications.    Our strategy is to maintain and strengthen the position of L’Officiel, The Art Newspaper and DigFin as one of the leaders in their respective publication categories. We will continue our commitment to innovative editorial and quality content, maintaining high circulation levels.

•        Expanding our geographical coverage and distribution channel.    We intend to allocate resources to expand L’Officiel and The Art Newspaper geographically so we continue to have the front-row view of and define what is happening in the fashion and art industries around the world. By doing so, we will be able to tell a global story to our international audience while offering local flavors for readers who are on the lookout for more regional relevance. Most recently, we launched the digital and print editions of L’Officiel Japan in October 2024 and we launched the digital and print editions of L’Officiel Hong Kong at the end of 2023 and in March 2024, respectively. We collaborate with global prominent publishment & distribution companies such as Asahi Shimbun, Barnes & Noble, and Hudson Group to improve the distribution coverage and visibility of our publications. We also collaborate with the hotels under our parent group and our stakeholders as a demonstration and distribution window. We believe this is an effective strategy to enlarge our readership and geographical coverage, promote our brand recognition, enhance our influence, and drive monetization of our advertising, subscription and other revenues.

•        Expanding our business lines and exploring synergies across different business segments.    Leveraging the power of our global brands and contents, large-scale and growing audience, advertising capabilities, advanced user preference analytics and subscription marketing, we aspire to build a comprehensive ecosystem that serves as the go-to place for art, culture, entertainment and lifestyle in general. We have made a foray into non-content areas such as hospitality and F&B. We also plan to deepen our collaboration with international participants across the film industry chain. We expect to expand our businesses through organic growth and through mergers and acquisitions. We have a treasure trove of high-quality contents and IP which will see more addition as we expand. We intend to exploit synergies across our different business segments to spark inspiration and creativity as well as to maximize the commercialization opportunities of our contents and IP.

•        Continuing to adopt direct ownership model in key geographies.    In the past two years, we have converted L’Officiel’s then existing businesses in Singapore, Malaysia and Philippines from a franchise licensee model to a direct ownership model. In respect of our media business, while we will continue to foster relationships with franchisees for certain regions, we aim to continue to adopt a direct ownership model for our publications around the world and to promote our values across our overall ecosystem under a unified global brand philosophy.

Our Business

We are a global media and entertainment ecosystem covering high fashion, arts, lifestyle, cultural, entertainment as well as hospitality and F&B. Inheriting more than one hundred years of history and with a worldwide geographical presence, we offer a holistic media and entertainment experience and lifestyle to millions of people around the world.

•        Media.    We are the publisher of prominent print publications and digital content, including L’Officiel, The Art Newspaper and DigFin.

•        Entertainment.    We are a producer and investor of movies, with proven ability in identifying and sourcing films with high box office potential.

•        Hospitality and VIP services.    We hold premium whole building properties and provide hospitality services in Hong Kong and Singapore.

•        IP extended business.    We operate IP extended business, including in the area of F&B, leveraging the power of our brands and the extensive library of contents and IP we have amassed.

•        Cultural connector and exchange business.    We host a multitude of cultural events to inspire conversation with traditions and bridge exchanges and we have been recognized for our cultural ambassadorship.

We also conduct strategic investment business and hold equity investment in two major Chinese regional banks.

Media

We have developed a worldwide reputation for the quality and creativity of our publications. Today, we reach large, diverse audience through our printed publications and digital contents.

We are the publisher of prominent publications L’Officiel and The Art Newspaper and we own DigFin, a digital content platform. L’Officiel and The Art Newspaper publish print editions in a total of 28 countries and territories and digital contents to an even wider scope of readers globally, while our DigFin is a website for information on digital finance, FinTech, and digital assets in Asia.

Our major source of revenue for the media segment was derived from the sale of advertising spaces in our publications. We also generated revenue from the circulation of our publications. The balance of our media revenue is generated by our other operations related to publications and live events.

L’Officiel

L’Officiel is one of the oldest and top fashion magazines in the world.

L’Officiel was first published under the name L’Officiel de la couture et de la mode de Paris in France in 1921. Since 2022, it has been marketed under and by reference to the mark. It has been referred to as “the Bible of fashion and of high society.” It is internationally present in 28 countries and engages millions of fashion enthusiasts worldwide. The magazine brings together numerous luxury brands, A-list artists, designers, celebrities and offers extensive contents including high-end to high-street fashion for both women and men, beauty, culture, watches, arts and lifestyles. L’Officiel is more than just a magazine; it is a captivating blend of the contemporary and the timeless. It not only captures the essence of the fashion world as it stands today and offers insights into its future, but also serves as a faithful chronicler of the historical milestones that have shaped the industry, making it a classic and an icon in its own right. We regard L’Officiel as a “bookazine” that seamlessly bridges the past, present, and future of fashion.

As of the date of this prospectus, L’Officiel has accumulated more than 40 million followers on social media worldwide, with 11 million website page views and 2 million global website users. The total number of printed copies in 2023 and during the first half of 2024 approximate 350,000 and 185,000, respectively.

A men’s edition called L’Officiel Hommes is also in issue and was first launched in 2005. Other titles published include L’Officiel Art, the art-focused issue, and La Revue des Montres, a luxury watch review.

The magazine has over 49 different international editions, including international editions for France, Italy, the U.S., mainland China and Hong Kong, Singapore, Malaysia, Japan, Korea, Vietnam, Thailand and Philippines that provide coverage over Europe, North America, South America, Africa and Asia. We intend to allocate resources to expand L’Officiel geographically so we continue to have the front-row view of what is happening in the fashion industry around the world. Most recently, we launched the digital and print editions of L’Officiel Japan in October 2024 and we launched the digital and print editions of L’Officiel Hong Kong at the end of 2023 and in March 2024, respectively.

We directly publish digital versions of local editions curated by local editorial teams. These digital versions cover a wider range of audience as compared with the prints. These digital versions offer both free content and premium, subscription-only content. We also provide live reporting at events and real-time and interactive information through multimedia platforms including Instagram, LinkedIn, Facebook, YouTube, Threads and X so that our readers remain at the forefront of their areas of interests.

L’Officiel has also taken a bold step in empowering women through the art of photography by featuring the work of female photographers in the early days. L’Officiel not only challenges gender stereotypes in the field but also paves the way for greater representation and opportunities for women in the world of fashion and art.

We target to launch L’Officiel in Australia, Mexico, Canada and Taiwan editions in the near future.

The Art Newspaper

Founded in 1990 and with offices in London and New York, The Art Newspaper positions itself as the international publication of record for the art industry and a prominent art world source with an authoritative roster of global correspondents covering the art market, technology, museums, exhibitions, books, films and social media. The publication operates as the journal of record for the art world by covering international art events as the designated publication for many of the largest and most prominent art events such as Frieze, Art Basel, Art Dubai, Art Week Tokyo, Singapore Art Week, etc. The Art Newspaper covers international news and art and focuses on contemporary and modern art, fine art, decorative art and designs. It enjoys the reputation as a bible of the art industry.

____________

Note 1: As of November 24, 2024

The Art Newspaper covers news of the visual arts as they are developed. It also publishes reviews and commentary by major players in the art scene. In addition to a 100-plus-page monthly print edition, The Art Newspaper also produces special daily editions at the Art Basel fairs in Basel, Paris, Miami Beach and Hong Kong; at the Frieze fairs in London, Seoul, Los Angeles and New York; at the Venice Biennale as well as at the Art Dubai, to name a few. With a global presence at major international art fairs across the U.S., U.K., Europe, Asia, the Middle East, the publication has valuable relationship with Frieze, TEFAF, Art Basel and Art Dubai and is the only art paper distributed throughout the fair. We also plan launch at Zona Maco, the leading Latin America art fair in the near future.

The Art Newspaper is also known for its in-depth reports on annual museum attendance figures and the year’s forthcoming exhibitions compiled in “The Year Ahead” magazine. “The Year Ahead” is regarded as an authoritative guide to the must-see art exhibitions, museum openings and art events around the world. It is an important and unique hub of information for those working in the art world including curators, museum directors, collectors, auctioneers, dealers, as well as individual art enthusiasts.

The comprehensive news and events coverage of The Art Newspaper is fed by a network of international editions, altogether connecting with more than 50 correspondents working in more than 30 countries across the world such as the UK, the US, France and Italy. We also plan to expand our international network to include Southeast Asia, the Middle East and Latin America.

THE ART NEW
Куда пропало наследие Древних?
Брожение
современн
艺术新闻
THE ART N
双年展不是一座孤
89 后一代的艺术催化剂
daily.artnewspaper.fr
THE ART N
SAM STOURDZÉ
LA PHOTOGRAPHIE DANS TOUS SES ÉTATS
MENACE SUR LES MONUMENTS ARMÉNIENS AU HAUT-KARABAKH
Alors que le conflit entre l'Azerbaïdjan et l'Arménie s'est intensifié, l'Unesco est accusée d'avoir fermé les yeux sur la destruction de sites patrimoniaux.
Carte blanche à François Sage
artnewspaper.com.tr
AYLIK SANAT MECMUASI
THE ART NEWSPAPER TÜRKİYE

The Art Newspaper provides a daily online news service, as well as a daily newsletter and weekly podcasts covering. The daily newsletter covers 6 subjects and has accumulated 47,588 subscribers with 47% open rate. The Art Newspaper website has notched a total page view of 1.2 million and our two podcasts, The Week in Art and A brush with..., generated total downloads of 1.4 million in 2023. Our online materials comprise both free content and premium, subscription-only content.

We have recently launched the Art of Luxury, a commercial supplement produced in association with Show Media, as we see more luxury brands sponsoring elements of art fairs and the increasing collaborations between the art world and jewelry, watches, fashion, travel and lifestyle.

The Art Newspaper also runs sponsored editorials such as the Tokyo Time for Tokyo Art Week, Opening Luma Museum and Richard Mille Art Prize.

We expect to extend the geographical reach of The Art Newspaper to remain at the forefront of the art scene.

DigFin

Establishment in 2017, DigFin provides contents and insights on digital finance, FinTech, and digital assets. It offers both timely news and in-depth reviews in digital finance sectors covering banking and payments, asset and wealth management, insurance, capital markets, and environmental, social and governance topics. DigFin also operates a podcast program named DigFin VOX which provides audio stories and interviews in digital finance, FinTech, and digital assets. DigFin offers quality content free of charge and we primarily generate advertising income from DigFin.

DigFin organizes the “DigFin Innovation Awards” to recognize best companies and solutions in the world of digital finance. The award has been viewed as one of the most prestigious awards in digital finance and FinTech in Asia.

Mr. Jame Dibiasio, the Editor-in-Chief of DigFin, is an award-winning financial journalist and has worked in the field for nearly 30 years. Mr. Dibiasio is a journalist in Asia to have taken home the State Street Institutional Press Awards for “Outstanding Contribution to Institutional Journalism.” He also founded various financial trade publications for the region. He is a board member of the FinTech Association of Hong Kong and has previously served as co-chairman of its WealthTech committee.

Forkast Labs

We are a seed investor of Forkast Labs (previously named Forkast.News), which is a global data, media, and web3-infrastructure company. Angie Lau, one of the Bloomberg Television’s key anchors and an award-wining and renowned journalist in Asia, is the chief executive officer and the editor-in-chief of Forkast Labs.

Forkast Labs meticulously indexes the decentralized web, diligently organizing its abundant multi-chain data to enhance usefulness through creative UI, empowering individuals to seamlessly join the thriving digital economy. The esteemed team of journalists of Forkast Labs imparts data-driven clarity to the ever-evolving realm of web3.

Editorial Management

We operate as a unified set of platforms across editorial, advertising, consumer marketing and technology. For each publication, we centralize our editorial reporting structure to focus on topics where we have particular strengths and maintain quality and standard. Each of our publications has its own content production team which is responsible for the contents of the publication, layout design, artwork production and advertorial production. During our content production process, we also purchase certain licensed materials, from time to time, for reproducing certain contents, texts, photos, pictures and the like in our publications.

For L’Officiel and The Art Newspaper, the central editorial team creates the editorial and advertising content of the main titles, featuring subjects that speak to a global audience base. On the other hand, the international issues comprise an international section that features the global content developed by the central editorial team as well as a regional section developed by our regional and international editorial teams that appeals specifically to the demography relevant to the applicable regional title. Our regional editorial teams are headed by regional editors in chief and are viewed as an integral component of our operation. Our central and regional editorial teams share and abide by common editorial philosophies and positions on major issues, and guidelines for selection and presentation of content. Each editorial team is also required to adhere to applicable local guidelines that are formulated to comply with local laws and regulations, social norms and customs. In order to uphold the overall image and artistic quality of our publications, the artwork production also follows a common set of guidelines and is subject to supervision and review. Each regional editorial team devises the local highlights based on these principles and guidelines. Our central editorial team maintains regular discussions with local editorial teams and reviews editorial quality of each regional title to ensure compliance with guidelines and consistency. Insofar as the parameters set by the editorial guidelines are respected, our management and central editorial team are committed to the principle of editorial independence and do not interfere with editorial decisions.

We consider that the ability to maintain the quality of the contents of our publications is crucial to our long-term growth and reputation. We place great emphasis on preventive measures in the quality control process. With the aim of identifying, analyzing and solving irregularities at the earliest possible stage of the production process, these measures are implemented at various stages of the production process including: resources management, contents editorial management, photographs editorial management, proofreading management, design and production management, advertisement quality management, printing quality management, complimentary production quality management and marketing management.

Direct Ownership Model

In contrast to many of the international media brands that adopt primarily the franchising model, we implement a direct ownership model for L’Officiel and The Art Newspaper in major countries and regions around the world so we are able to promote our values across an overall ecosystem under a unified global brand philosophy. Simultaneously, we are nurturing partnerships with franchisees in other regions to facilitate expansion and enhance diversity within our overall ecosystem of content. Since 2022, we have converted L’Officiel’s then existing businesses in Singapore, Malaysia and Philippines from a franchise licensee model to a direct ownership model. As of the date of this prospectus, L’Officiel’s operations in the U.S., Italy, France, Hong Kong, Singapore, Malaysia, Philippines and Japan as well as the operations of The Art Newspaper in the United States, the United Kingdom and France are conducted under our direct ownership model, while the remaining regions in which L’Officiel and The Art Newspaper has a presence, respectively, are run by our franchisees. We believe a direct ownership model improves content creation, sharing and syndication, enables cross-region content distribution and collaborations between different titles, allows implementation of best practices across different segments, ensures our missions and visions are carried out in each area of our businesses, and empowers us to deliver timely and relevant global and local content servicing a wide base of audience. It also enables us to more effectively pursue our key growth drivers, improve efficiencies, and harvest greater synergies among the sectors and geographies that we cover, thereby delivering more compelling value propositions for our audience and customers.

Production of Print Publications

Our paper procurement and printing functions are generally managed locally at the respective places of publication. We work with different external suppliers, producers and printers in different regions for efficiency purposes.

Coated and uncoated papers of various grades and weights are the principal raw materials used in the production of our print publications. A variety of factors affect paper prices and availability, including demand, capacity, raw material and energy costs and general economic conditions. Our current paper supply arrangements are typically based on an annual request-for-proposal process establishing a pricing framework for the year. Price and volume adjustments are negotiated from time to time under this pricing framework, typically on a quarterly or yearly basis. We believe we will continue to have access to an adequate supply of paper for our future needs. Should disruptions affect our current suppliers, alternative sources of paper are generally available at competitive prices.

Printing is a significant component in the production of our print publications. The printing function is typically consolidated under one-year contracts with a single printer at the place of publication.

Distribution

We distribute our publications in print. Subscription copies of our print publications are delivered through local courier or postal services that are typically operated under one-year contracts.

To complement our publication business, we have developed and are growing internet capability which provides an additional means of reaching and expanding our target audience and enables us to deliver the latest news around the world in real-time.

We distribute our contents through an array of digital platforms including websites, mobile apps, social media, and streaming audio platforms. We provide original and engaging digital content in a variety of formats, including articles, illustrations, videos and images.

We believe that the internet will become an increasingly important part of our media business. Our focus on quality and innovation has enabled us to capitalize on the shift to digital consumption to deliver contents in a more engaging, timely and personalized manner and create opportunities for more effective monetization, including digital offerings that leverage our existing content rights. We are pursuing multiple strategies to further exploit these opportunities, including leveraging our international audience scale and valuable insights into user and reader preferences, and sharing technologies and practices across geographies and businesses.

Franchise

While we manage the publication of L’Officiel and The Art Newspaper in key geographies under the direct ownership model, we also adopt franchise arrangements and work with local franchisees to allow us to expand more efficiently and build greater local relevance and appeals in other regions.

Our franchisees are granted the license to utilize the broad repertoire of global content developed by our central editorial team and they then select and syndicate content for the relevant regional issues based on this central library. Our franchisees also contribute to our library content they own for the use of other publishers for a fee.

Our franchisees are subject to the same set of editorial principles and guidelines as our central and regional editorial teams. Our central and regional editorial teams also hold regular discussions with franchisees and review editorial quality of their titles to ensure compliance with guidelines and consistency. Provided that the publication complies with our printing and editorial standards, our franchisees select and work with their own suppliers and printers for production and distribution.

Franchisees typically pay us a fixed amount of licensing fees annually and are also required to share a certain percentage of their revenues with us if the revenues hit a pre-determined target.

Advertising

We provide customary sale of advertising spaces in our printed publications. We also offer a variety of digital advertising products and services, from traditional digital display advertisements and performance marketing arrangements to new advertising products and services developed in response to evolving digital advertising trends, allowing advertisers to target users based on intent.

With an audience of millions who are highly engaged online and offline and backed by our technology architecture, we are able to gain invaluable cross-platform insights into their preferences which we believe is a key competitive advantage for us to create customized and targeted advertising campaign.

Our experienced creative team designs tailor-made creative and unique promotions for our advertising customers that suit their advertising needs as well as the marketing strategies of different brands and products, aiming to create talk-of-the-town promotions with a strong impact on the target end customers of our advertising customers. A variety of value-added services is available, including creative content design services, event management and joint promotion events.

Leveraging our multi-segmented operations and comprehensive media and entertainment platform, particularly our movie production business, we have adopted, and will continue to implement, the strategy to cross-sell to our advertising customers to incrementally place advertisements in other contents, products and services that we provide. We will continue to expand the scope of our value-added advertising services and integrated marketing solutions so that we can develop new business opportunities and generate revenues from different channels. For example, we distribute our publications in all guest rooms and facilities of our hotels and promote our hospitality services to other participants of our ecosystem. We offer a bundled advertisement package of L’Officiel and The Art Newspaper to luxury brands, which incentivizes them to order joint advertisements. We also leverage our operation in the entertainment industry and offer additional advertising solutions from our media business to advertising customers who desire to gain access to movie audience.

We have a broad and diverse advertiser base and our advertising revenues are not reliant on any single industry sector or company, but rather are supported by a wide variety of international, national and local companies and industries.

Entertainment

We operate in the movie production sector having produced various Asia-focused blockbuster movies. We have partnered with established production companies to present a number of Asia-focused blockbuster movies globally, which in aggregate notched a box office of more than US$400 million. We believe we are well positioned to capture opportunities in the large and fast-growing film industry. Movies we have invested in and produced have accumulated large box office receipts, demonstrating our ability in identifying and sourcing films with high box office potential. Our reputation and resources in the media and entertainment industries have attracted Asian and international film producers, directors and casts to partner with us and we believe that we will be able to continue to attract promising film projects from established domestic and international industry participants.

____________

Note: We and our affiliated companies served as production or co-production company of these movies

Taking our latest movie “The Last Dance” as an example, it broke nine major Hong Kong movie records:

•        Highest box office record on opening day for a Hong Kong film

•        Highest accumulated box office record on opening day for a Hong Kong film

•        Highest attendance record on opening day for a Hong Kong film

•        Most screenings hosted on opening day for a Hong Kong film

•        Highest attendance record in a single day for a Hong Kong film

•        Highest box office record on opening day for Chinese and Western films in 2024

•        Highest attendance record on opening day for Chinese and Western films in 2024

•        Highest single-day box office record for Chinese and Western films in 2024

•        Highest single-day attendance record for Chinese and Western films in 2024.

Production

We produce films jointly with other studios or production companies.

We make capital investment in the form of equity investment in the production and we plan to leverage our industry insights and our network and experience in the media and entertainment sectors to provide market-oriented advice throughout the production process, including idea origination, casting, shooting and post-production activities.

Selection of Movie Projects

We select movie projects by leveraging our industry insights and we consider key factors such as expected critical reception, marketability, box office potential, timing of production and the estimated promotion and distribution expenses needed. We identify promising film projects through a variety of sources, including collaboration with leading industry players and utilizing our network and relationships within the media and entertainment industries.

We aim to achieve a balance between risk and return for our movie projects. While we are focused on maximizing the commercial upside of our investment, we actively manage the risks associated with committing capital to film projects. Accordingly, we have devised and implemented rigid risk control practices to limit our exposure and diversify our risk.

The following table lists a selection of films we and our affiliates have produced, co-produced or invested in which have been publicly released:

Title	Release Date	Principal Cast	Genre	Gross Box Office
Shock Wave 2	December 24, 2020	Andy Lau, Sean Lau, and Ni Ni	Action/Crime	US$185.0 million
The White Storm 3: Heaven or Hell	July 6, 2023	Louis Koo, Aaron Kwok, and Sean Lau	Action/Crime/Drama	US$42.0 million
Moscow Mission	September 29, 2023	Hanyu Zhang, Andy Lau, and Xuan Huang	Drama/Crime/Action	US$94.3 million
The Goldfinger	December 30, 2023	Tony Leung, Andy Lau, and Charlene Choi	Drama/Crime	US$90.4 million
The Last Dance	November 9, 2024	Dayo Wong, Michael Hui and Michelle Wai	Drama	US$50.4 million

We also intend to utilize our film production know-how, intellectual property and growing portfolio of film entertainment to produce and diversify into different entertainment formats, such as television series.

Hospitality and VIP Services

We hold premium whole building properties and provide hospitality services. We focus on and specialize in hospitality and lifestyle concepts and offers a customer-centric VIP members approach for its business portfolio in the key areas comprising stylish hotels and serviced apartments, F&B, and club membership services in Hong Kong and Singapore, with plans for further global expansion.

iclub AMTD Sheung Wan Hotel

We own the iclub AMTD Sheung Wan Hotel through a joint venture. iclub AMTD Sheung Wan Hotel is a contemporary select-service hotel centrally located amidst Hong Kong’s famed Sheung Wan district, a prime center for business and entertainment. The hotel has 32 stories with 98 guestrooms and suites and is managed by our joint venture partner. It has a total gross floor area of over 5,000 square meters, with an average occupancy rate of 92% and 90% in 2023 and the first half of 2024, respectively.

In 2024, iclub AMTD Sheung Wan Hotel was awarded the Customer Review Award by Agoda and the Traveller Review Awards by Booking.com, among others.

Dao by Dorsett AMTD Singapore

We own and manage Dao by Dorsett AMTD Singapore through a joint venture. Located in the heart of Singapore’s Central Business District, Dao by Dorsett AMTD Singapore features high quality serviced apartment units with excellent connectivity. The property has 26 stories with 268 studios (with one and two bedrooms). It has a total gross floor area of over 25,000 square meters, with an average occupancy rate of 78% in 2023 and the first half of 2024.

In 2024, Dao by Dorsett AMTD Singapore was awarded the Traveler’s Choice — Best of the Best by Tripadvisor, the Best Serviced Residence (Property Level) by TTG Asia and the Customer Review Award by Agoda, among others.

Investment

We hold equity investments in two major Chinese regional banks, Bank of Qingdao Co., Ltd (Hong Kong Stock Exchange stock code: 3866; Shenzhen Stock Exchange stock code: 002948) and Guangzhou Rural Commercial Bank Co., Ltd (Hong Kong Stock Exchange stock code: 1551). Our investment business focuses on long-term equity investments in leading companies in their respective verticals. Our portfolio companies allow us to access unique opportunities and resources to augment and complement our ecosystem, optimize our business operations or generate financial returns.

Historical Content and Intellectual Property

We extend the power of our brands and extensive library of content and related intellectual property through other media, platforms, products and services.

We have accumulated a vast number of high-quality content and related intellectual property which will see increase as we expand. As an example, L’Officiel, the centennial fashion media house, hosts more than 150,000 exclusive fashion images and approximately 50,000 articles and interviews, and approximately 10,000 videos from more than 100 years of fashion archives. We intend to exploit synergies across our different business segments to spark inspiration and creativity as well as to maximize the commercialization opportunities of our content and related intellectual property. For example, the line between fashion, art and lifestyle has blurred rapidly in the past few decades where fashion has made its way into prominent museums, and artists have been enlisted by high-profile fashion houses. On the other hand, the art, fashion and hospitality worlds have long been amicable bedfellows and there is a growing trend of artists and fashion brands partnering with hospitality groups to craft distinctive experiences. We plan to launch L’Officiel Hotel in the near future, with London as the first venue. In this regard, our media and hospitality businesses are naturally complementary to each other and we expect to see great synergies and new dialogues among our different business segments spanning art, fashion, movie, lifestyle, culture, hospitality and F&B.

We have gained invaluable cross-platform insights into the preferences of an audience of millions which we believe is a key competitive advantage for us to venture into new businesses to match their evolving needs including with respect to non-content products and services. We plan to expand into businesses that provide a wider span of opportunities for our audience to interact with the content and related intellectual property we have accumulated and we have identified the hospitality and F&B sectors, which we are already operating in, as an immediate opportunity. Encapsulating its publication legacy and fashion concept, L’Officiel successfully launched the L’Officiel Coffee pop-up store during the week of the World Economic Forum Annual Meeting in Davos in January 2023 and is expected to open L’Officiel Coffee houses in Japan in the near future, showcasing avant-garde fashion concepts.

We have and intend to continue to extend the aesthetic power and historical significance of our archives to new dimensions including in the hospitality and F&B sectors, breathing modernity into tradition and allowing these historic materials to become an invaluable source of originality and creativity for today and tomorrow.

Cultural Connector and Exchange Business

We host a multitude of cultural events to inspire conversation with traditions and bridge exchanges and we have been recognized for our cultural ambassadorship. For example, we are a global strategic partner associates of the World Economic Forum, the distinguished mécène of French May Arts Festival, a supporting media partner of Art Basel Hong Kong, and the diamond sponsor of Lumieres Hong Kong.

In October 2023, we officially entered into a strategic cooperation with The Centre des monuments nationaux, or the CMN, a French public administrative establishment under the supervision of the Ministry of Culture. Through resource integration, we aim to boost cultural exchanges between China and France and promote open dialogues between the East and the West. We have finalized our first strategic cooperation project, serving as the strategic cultural partner, to support CMN in the restoration of Villers-Cotterêts Castle and to launch the International City of the French Language at Villers-Cotterêts Castle.

Dr. Calvin Choi, our founder and a director of aWME, was awarded the “Knight — Order of Arts and Letters” by the French government in February 2023, for his outstanding work and contributions, bridging Asia and France through art, fashion and culture.

Sales and Marketing

In respect of our media business, we devote significant resources to strengthen the leadership and market recognition of our publications and develop and maintain relationships with our advertising customers, which are mainly brand advertisers and advertising agencies. Our sales efforts primarily focus on the sale of advertising spaces in our publications to brand advertisers and advertising agencies as well as other advertising solutions such as event organization. We also devise marketing campaigns online and offline and work closely with distributors to expand our readership and promote subscription of our publications. Currently, the advertising sales team dedicated to the media segment consists of 16 staff, and is divided into regional sub-teams focusing on different sales territories, namely, Europe, the U.S. and Southeast Asia with a view to maintaining proximity with our advertising customers.

We also exploit synergies across our different business segments and we utilize cross selling to improve the effectiveness of our marketing strategy and maximize the commercialization opportunities of the contents we produce. For example, we distribute our publications in all guest rooms and facilities of our hotels and promote our hospitality services to other participants of our ecosystem. We offer a bundled advertisement package of L’Officiel and The Art Newspaper to luxury brands, which incentivizes them to order joint advertisements. We also leverage our operation in the entertainment industry and offer additional advertising solutions from our media business to advertising customers who desire to gain access to movie audience.

Seasonality

The hospitality industry is subject to fluctuations in revenues due to seasonality. The periods during which our properties experience higher revenues vary from property to property, depending principally upon their location, type of property and competitive mix within the specific location. Generally, the third quarter, in which the summer holidays fall, accounts for a higher percentage of our annual revenues in the hotel operation, hospitality and VIP services segment than the other quarters of the year. In addition, certain special events, such as large-scale exhibition, concerts or sports events, may increase the demand for our hotels significantly as such special events may attract travelers into and within the regions where we operate hotels. We do not observe any material seasonality with respect to the other business segments.

Intellectual Property

We own or have the right to use to valuable intellectual property which include:

•        trademarks, including our magazines’ key brands and trade names, such as “L’Officiel”, “,” “,” “L’Officiel Hommes,” “L’Officiel Art,” “L’Officiel Voyage,” “L’Officiel Art,” “L’Officiel Watches,” “,” “La Revue des Montres,” “The Art Newspaper,” “.”

•        copyrights in certain printed and digital publication materials (current and archived), images, photographs, videos, media clips, written materials, articles and commentary in the L’Officiel and The Art Newspaper magazines and stored in the digital libraries.

•        domain names; and

•        licenses of intellectual property rights, including rights to many of the photos appearing in our print and digital publications, third-party content appearing in the L’Officiel and The Art Newspaper magazines and stored in the digital libraries.

Our intellectual property assets are, collectively, among our most valuable assets and are critical to our continued success and our competitive position. To protect our intellectual property assets, we rely on a combination of intellectual property rights, such as trademarks, copyrights and trade secrets (including know-how), in addition to internal policies, employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights. Specifically, we enter into confidentiality and non-disclosure agreements with our employees, business partners and other relevant parties to protect our proprietary rights. The foregoing notwithstanding, there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights.

It is equally important for us to operate without infringing, misappropriating, or otherwise violating the intellectual property or proprietary rights of others. From time to time, third parties may raise IP infringement claims against us alleging infringement of their intellectual property rights.

A comprehensive discussion on risks relating to intellectual property is provided under the sections titled “Risk Factors — Risks Relating to aWME’s Businesses and Industries — Our business may suffer if we cannot protect our intellectual property” and “Risk Factors — Risks Relating to Our Business and Industry — We may be subject to claims of intellectual property infringement that could adversely affect our business.”

Intellectual Property License Agreement with AMTD Group Inc.

We license L’Officiel and The Art Newspaper trademarks and domain names and other intellectual property rights we use in our business from AMTD Group Inc. We entered into an Intellectual Property License Agreement with AMTD Group Inc. on January 27, 2025. Under this agreement, AMTD Group Inc. grants, on behalf of itself and its affiliates, to us an irrevocable, worldwide, fully paid-up, royalty-free, sublicensable license to (i) certain L’Officiel and The Art Newspaper trademarks and domain names (on an exclusive basis) and (ii) certain other intellectual property (on a non-exclusive basis), subject to the terms and conditions therein. We refer to the intellectual properties licensed to us under the Intellectual Property License Agreement collectively as the “Licensed IP.”

The license allows us to use and exploit the Licensed IP in connection with the operation or conduct of our business, including publishing or making available our publications in paper and/or digital format and associated websites, social media activities, mobile applications and promotional and marketing activities and hospitality, temporary accommodation, food and beverage, event management, fashion shows and luxury goods and services, including related branded events, experiences, branded hotels and cafes.

If AMTD Group Inc. or its affiliate assigns or transfers any Licensed IP, AMTD Group Inc. shall, or shall cause its relevant affiliate to, require that the assignee or transferee be bound by all applicable licenses and covenants granted under this agreement with respect to such Licensed IP.

We undertake to and to cause our sublicensees to, display, affix and use the licensed trademarks in accordance with the branding guidelines of AMTD Group Inc. and its affiliates.

This agreement shall (i) remain in full force and effect for an initial term of 20 years and (ii) automatically renew for renewal terms of five years each, unless either party notifies the other party that it does not wish for this agreement to renew by no later than six months prior to the expiration of the then-current initial term or renewal term.

Either party may terminate this agreement if the other party materially breaches this agreement and the other party fails to cure such breach within 30 days following the other party’s receipt of written notice of such breach from the terminating party.

Competition

We compete with other publishers for market share and for the time and attention of readers of media content. We also compete with digital publishers and other forms of media, including, among others, social media platforms, search platforms, portals and digital marketing services for audience and for advertising customers. Competition among publishers for readership is primarily based on editorial content, brand perception, quality, price and effectiveness of distribution. Competition for subscription-based readership is also based on subscriber acquisition and retention, and competition for newsstand-based readership is also based on cover selection and the placement and display of publications in retail outlets. Technological advances and the growing popularity of digitally-delivered content and mobile consumer devices, such as smartphones and tablets, have introduced significant new competition for circulation in the form of readily available free or low-priced digital content. Competition among print publications and digital publishers for advertising is primarily based on the circulation and readership of publications and the number of visitors to websites, respectively, the demographics of customer bases, advertising rates, the effectiveness of advertising sales teams and the results observed by advertisers. The shift in consumer preference from print media to digital media, as well as growing consumer engagement with digital media, such as online and mobile social networking, have introduced significant new competition for advertising. The use of digital devices as distribution platforms for content has also lowered the barriers to entry for launching digital products that compete with our business. Nonetheless, we believe that our quality brands, reputation and the implementation of the direct ownership model provide us with significant competitive advantages.

The entertainment industry is intensely competitive and subject to rapid change. The films we produce and invest in compete for audience and exhibition outlets with films presented by other companies. We compete with production companies and other content producers in obtaining content for our service, both for licensed content and for original content projects; we also compete with these entities for the services of directors, producers, casts and other creative and technical personnel and production financing, all of which are essential to the success of our entertainment business. We also compete with a broad set of activities for consumers’ leisure time, including other entertainment providers, such as TV, streaming entertainment providers, video gaming providers and more broadly against other sources of entertainment and recreation, like social media, that our target audience could choose in their free time. In the area of movie right investment, we compete with other investors in terms of participation in film projects that we have identified. Such competition is based on a number of factors including our funding as well as other resources.

We also compete with other hotel operators and hospitality service providers with respect to our hotel operations, hospitality and VIP services.

Data Privacy and Security

We are committed to protecting the information and privacy of our audience and customers. We have established and implemented a strict platform-wide policy on data collection, processing and usage. We collect information and other data that is related to the services we provide, with prior consent.

To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We anonymize and encrypt confidential information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential data only to limited employees with access authorization.

We back up our core data on a real-time basis and other data on a daily basis in separate and various secured data back-up systems to minimize the risk of data loss.

Our People

As of December 31, 2024, we had 79 full-time employees globally.

Function	Number of Employees	Percentage (%)
General management and administration	9	11.4
Sales and marketing	21	26.6
Production and Editorial	49	62.0
Total	79	100

Our team is mainly based in Europe, the United States and Southeast Asia.

Our success depends on our ability to attract, motivate, train and retain qualified employees. We believe we offer our employees competitive compensation packages and an environment that encourages innovation and creativity. As a result, we have generally been successful in attracting and retaining qualified employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions and our employees are not covered by any collective bargaining agreement.

As required by local regulations, we participate in various employee social security plans including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing provident fund.

We enter into standard employment agreements with our employees. We also enter into standard confidentiality and non-compete agreements with our employees in accordance with common market practice.

Facilities

Our corporate headquarters is located in Paris. In addition to our headquarters, we also lease offices in the United States, London, Japan and Malaysia. The table below contains a summary of our facilities as of December 31, 2024.

Location	Space	Use	Lease Term
Paris	90m2	Office	9 years
US	58m2	Office	3 years
London	145m2	Office	1 year
Japan	160m2	Office/F&B	3 years
Malaysia	38m2	Office	2 years

We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

We hold a 99-year leasehold interest in the land plot underlying the iclub AMTD Sheung Wan Hotel which expires in 2041. The hotel property is mortgaged to The Bank of East Asia, Limited in relation to loan facilities in the aggregate principal amount of HK$396,100,000.

We hold a 99-year leasehold interest in the land plot underlying Dao by Dorsett AMTD Singapore which expires in 2066. The hotel property is mortgaged to RHB Bank Berhad in relation to loan facilities in the aggregate principal amount of SGD217,000,000.

Insurance

We provide pension insurance, work-related injury insurance and medical insurance for our employees. We do not maintain property insurance, third-party liability insurance, business interruption insurance or key-man insurance.

Legal Proceedings

From time to time, we may be involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Risk Factors — Risks Relating to aWME’s Businesses and Industries — We may, from time to time, be subject to legal proceedings during the course of our business operations. Our directors, management, shareholders and employees may also from time to time be subject to legal proceedings, which could adversely affect our reputation and results of operations.”

Global Government Regulation

United States

Part of our business operations is conducted in the United States. This section summarizes the most significant rules and regulations that affect our business activities in the United States.

Overview and General Principles

The First Amendment of the U.S. Constitution protects the right to free speech, which significantly restricts the ability of the U.S. government to regulate magazine publication and film distribution. However, not all content is protected by the First Amendment, and the U.S. courts have identified certain categories of speech that can be the subject of government regulation. Additionally, various U.S. laws and regulations apply to different aspects of business that are important for magazine publishers and film distributors, including rules governing protection of intellectual property and advertising.

This section provides an overview of content regulation and key regulatory regimes that apply to various aspects of our company that publish magazines and distribute films.

Content Regulation

The First Amendment of the U.S. Constitution prohibits federal lawmakers from passing any laws abridging the freedom of speech or of the press. This prohibition also extends to state governments through the Due Process Clause of the Fourteenth Amendment. These restrictions generally prevent the U.S. government from regulating and restricting published content, including magazines and film.

However, not all content is protected by the First Amendment, and U.S. courts have recognized certain categories of speech that can be regulated and even prohibited in certain circumstances. The categories of content subject to government regulation that are most relevant to media publication and distribution include false statements of fact, commercial speech, content that intrudes upon an individual’s right to privacy and seclusion, and content that the average person would consider obscene or pornographic. U.S. courts have permitted the government to apply narrowly tailored laws and regulations that moderate these categories of speech, including prohibiting the content in certain circumstances (e.g., prohibiting false and misleading advertising and content that would be considered obscene), imposing criminal and civil liability for harm caused by content (e.g., for false statements of fact that constitute slander or libel), and restricting sales and distribution of some types of content (e.g., age restrictions for the purchase of pornographic materials).

There is no central or general regulatory authority that is responsible for content regulation. Lawmakers determine the appropriate rules and regulations, and the U.S. enforcement agencies apply these rules and regulations with the U.S. court system adjudicating disputes and enforcement actions.

Intellectual Property

The United States has a well-developed regulatory regime governing intellectual property protection, an important area of law for companies like us that publish and distribute media. Intellectual property protection can be generally divided into three overlapping regulatory regimes that govern: (i) patents, (ii) trademarks; and (iii) copyrights.

Patents protects (i) useful inventions (utility patents); (ii) new, original, and ornamental designs of manufactured articles (design patents); and (iii) distinct and new varieties of plants (plant patents). Patents are regulated exclusively at the federal level by the U.S. Patent and Trademark Office, or the USPTO, and the designated federal courts. The USPTO decides in the first instance which patent protections to grant and also provides legal and regulatory guidance for inventors seeking patent protections. Once the USPTO grants patent protection, an inventor seeking to enforce his or her patent rights against another party must bring a claim in federal court. The U.S. Court of Appeals for the Federal Circuit has exclusive authority to review USPTO patent decisions as well as lower court patent infringement decisions. A party seeking further review may petition the U.S. Supreme Court to review the decisions of the U.S. Court of Appeals for the Federal Circuit. The U.S. Supreme Court has discretion over whether to hear such cases.

Trademarks include brand names, symbols, slogans, packaging and other designs that are used by an entity to identify and distinguish its goods or services in a particular marketplace. Trademarks are regulated in a similar manner as patents by the same government entities, with two key differences. First, trademark rights do not require registration; rather, a party establishes trademark rights through commercial use of the mark. However, trademark registration can strengthen protections. Second, trademarks are also protected and regulated at the state level, which means that state enforcers also oversee trademark protections, and that trademark disputes can be litigated in both state and federal court.

Copyrights protect original works of intellectual and artistic expression and cover a wide variety of content, including magazines and movies. Copyrights are regulated exclusively at the federal level under a regime separate from the one that applies to patent and trademark protection. An author automatically obtains a copyright over work as soon as it is committed to a medium, including paper, film or electronic memory. The U.S. Copyright Office oversees copyright protections and provides legal and regulatory guidance to authors. It also allows authors to register copyrighted material, which is in turn recorded and stored in the Library of Congress. Although registration is not necessary to obtain copyright protection, it is generally a prerequisite for a copyright holder to seek enforcement in court. Federal courts adjudicate most copyright disputes, while the Copyright Claims Board has authority to resolve certain smaller and more limited disputes.

The Digital Millennium Copyright Act also plays an important role in copyright protection. This act protects online service providers from copyright liability arising from user activities; for example, the Act applies when a user uses an online service provider to distribute copyrighted works, such as a movie or periodical, without proper authorization or permission. The Digital Millennium Copyright Act establishes a self-regulatory process for copyright enforcement in which an online service provider must participate in order to qualify for protections from liability. Through this process, copyright holders can submit complaints and takedown notices directly to an online service provider for an alleged violation by a user using the service. The online service provider must then take action to comply with the complaint and remove the allegedly infringing material, while giving the affected user notice of the complaint and an opportunity to respond. If the user objects to the complaint, the online service provider must then restore the material and provide notice to the copyright holder, who can then seek further adjudication and enforcement in federal court.

Advertising

A combination of federal and state laws regulate advertising in the United States. At the federal level, the Federal Trade Commission Act prohibits unfair and deceptive advertising and requires claims made in advertisements to be evidence-based. State analogues of the Federal Trade Commission Act similarly prohibit unfair and deceptive advertising. Various rules also prohibit and restrict certain kinds of advertising, such as advertising that uses obscene material, or unfair and deceptive endorsements. The Federal Trade Commission and the state consumer protection regulators enforce these rules directly and on behalf of affected consumers. Some state laws also provide a private right of action, which allows affected consumers to bring claims directly for damages.

The U.S. advertising industry also has certain self-regulatory principles and standards that are issued by non-governmental associations that represent industry members. For example, the Digital Advertising Alliance issues the Self-Regulatory Principles of Transparency and Control, a set of principles aimed at establishing responsible privacy practices for digital advertising. Such principles are voluntary and generally do not carry the force of law. Instead, the industry groups themselves enforce compliance. For example, the Digital Advertising Alliance works with its members and industry associations to monitor and enforce compliance with the Self-Regulatory Principles of Transparency and Control and respond to consumer complaints. However, companies that publicly commit to self-regulatory principles and fail to abide by them can in turn violate the Federal Trade Commission Act and state consumer protection laws.

Magazine Publishing

There is no central authority or set of rules that regulates magazine publishing activities in the United States. However, magazine publishers are subject to various regulatory regimes that are applicable to different aspects of their business. In addition to the regulatory regimes described above, magazine publishers must also be aware of consumer protection laws that govern service offerings and subscriptions, as well as laws and regulations that protect consumers’ personal data privacy. There are also voluntary industry standards and principles of which magazine publishers in the United States should be aware of. This section provides a high-level overview of these regulatory regimes.

Consumer Protection

In addition to overseeing certain aspects of advertising, the Federal Trade Commission and state consumer protection regulators enforce general consumer protection rules that prohibit unfair and deceptive business conduct, including rules that are particularly important to subscription-based services. These rules impose various requirements that magazine publishers must consider, such as rules regarding disclosure of subscription terms, the process for consumers to cancel a subscription, and notices required for recurring payments and renewal. The rules generally aim at preventing subscription providers, including magazine publishers and distributors, from employing practices that are considered unfair and deceptive. The Federal Trade Commission and state consumer protection regulators enforce these rules directly and on behalf of affected consumers. Additionally, where state laws provide a private right of action, affected consumers can bring claims directly for damages.

Data Privacy

Magazine publishers are also likely to hold significant amounts of personal information of their subscribers, including contact information, billing data, preferences and interests and any other information that they collect and process. As a result, publishers need to comply with applicable data privacy laws. The United States does not have comprehensive consumer privacy law at federal level; instead, there is a fragmented patchwork of state and sector-specific privacy laws.

As of February 2025, nineteen states, including California, Connecticut, Texas, and Virginia, have comprehensive privacy laws that protect personal information of the residents in these states. These laws apply to companies that conduct business in these states and that meet certain thresholds of revenue and/or data processing activities. In California, the California Privacy Protection Agency shares enforcement authority with the state attorney general, which is the state general consumer protection enforcer. California law also provides a limited private right of action for security breaches. In other states, enforcement responsibility of privacy laws is within the authority of each state’s respective attorney general.

Additionally, the Federal Trade Commission has interpreted general consumer protection rules to extend to privacy, requiring companies to provide consumers with a basic level of privacy protections as well as abide by any privacy and data protection-related representations made by a company (e.g., in the form of a privacy notice or privacy terms in a contractual agreement).

Voluntary Industry Standards

Magazine publishers should also be aware of regulations and guidance issued by non-government associations that represent industry members. In the United States, the primary industry association for magazine publishers is the News Media Alliance, an organization that represents most of the major newspaper and magazine publishers in the United States, including both digital and print media publishers. The focus of the News Media Alliance is on advocacy and research, but in the past it has issued principles and standards, such as the Generative Artificial Intelligence Principles aiming at providing guidance on the use of media content to train and develop generative artificial intelligence systems. Similar to other voluntary industry standards, these principles do not carry the force of law, but they can provide helpful guidance for industry participants.

Film Distribution

There is no central authority that oversees film distribution in the United States. However, the federal government has regulatory authority over wire communications, which allows it to regulate most forms of television broadcasting. Additionally, various non-governmental industry associations play a key role in regulating film distribution. This section provides a high-level overview of these regulatory regimes.

Federal Communications Commission

The Federal Communications Commission has authority over wire communications in the United States, including most forms of television broadcasting. However, it has no formal regulatory authority over online streaming services. For film distributors, any movie that is broadcasted over television airwaves must abide by the rules of Federal Communications Commission, including Federal Communications Commission rules in place that prohibit and restrict certain types of content, such as language, nudity, violence and other content that could be considered obscene, indecent and/or profane. The Federal Communications Commission enforces its rules against broadcast networks and providers, who in turn may extend these rules to film distributors seeking to distribute their films on these networks.

Voluntary Industry Regulations

In the absence of significant government regulation, the film industry has different non-governmental associations that play an important role in regulating movies. A key example is the Motion Picture Association, which represents the five major film studios in the United States, including Netflix. The Motion Picture Association established the Motion Picture Association film rating system, which is a widely used system that provides guidance for different types of audience on suitable film content. The Motion Picture Association also rates film trailers, print advertising and other media used to promote a film. The Motion Picture Association rating system is not just for the members, and non-members can also submit films for rating. This rating system is voluntary and is not enforced by law, although most U.S. movie theaters will refuse to exhibit non-rated films. Additionally, certain states have incorporated the ratings system into state and local laws, prohibiting theaters from permitting children under age 18 to view an R-rated or above film without an accompanying adult.

Italy

Introduction

Our subsidiary, World Media and Entertainment Group indirectly holds a 100% share into L’Officiel Publishing Italia S.r.l., the business of which focuses, among others, on the publication of magazines in Italy (e.g. “L’Officiel,” including the online version made available onto www.lofficielitalia.com) and the distribution of audiovisual works.

The Italian subsidiary is mainly affected by the laws and regulations in the fields of copyright and publishing as well as advertising.

The Italian Subsidiaries are mainly affected by the laws and regulations in the fields of copyright and publishing as well as advertising. The following provides a brief description of the main laws and regulations that govern the Italian subsidiary’s activities in Italy. Although the following brief description contains the main information concerning such regulations that the Italian subsidiary considers material, it is not an exhaustive overview of all applicable laws and regulations. References and discussions to treaties, laws, regulations and other administrative and regulatory documents are entirely qualified by the full text of such treaties, laws, regulations and other administrative and regulatory documents themselves.

Publishing

The Italian subsidiary’s business is subject to a number of laws in the field of publishing. The key regulatory framework includes law 8 February 1948, no. 47, law 5 August 1981, no. 416 and law 7 March 2001, no. 62, which laws set out, among others, a system providing contributions and incentives for publishing businesses.

The offering on the market of copyrighted works (such as articles published on a magazine or a website) are also subject to the Italian copyrights laws and regulations, which include (i) law 22 April 1941, no. 633, which provides for a framework of protection for copyrighted works, and (ii) legislative decree 8 November 2021, no. 177, which implements the “Digital Copyright Directive” (i.e. directive (EU) 2019/790), which directive, among others, provides for rules to ensure remuneration for creators and rightsholders, press publishers and journalists, in particular when their works are used online.

Distribution of audiovisual works

The Italian subsidiary’s business is also subject to the laws and regulations governing the distribution of audiovisual works in Italy. The framework includes legislative decree 31 July 2005, no. 177 (the “Consolidated Italian Audiovisual Media Act” or “CAMA”), as subsequently amended including to implement directive (EU) 2018/1808, which in turn amended the so-called “Audiovisual Media Services Directive (AVMS Directive)” (i.e. directive 2010/13/EU).

The CAMA governs the transmission of television and radio programmes and includes provisions on audiovisual commercial communications and video-sharing platform services. It applies to audiovisual and radio media service providers operating within Italian territory, ensuring that they comply with both national and EU regulations.

Advertising in magazines and newspapers

The Italian subsidiary’s business is subject to laws and regulations governing advertising in magazines and newspapers. Specific provisions requiring transparency in identifying sponsored content and differentiating it from editorial content to prohibit potentially misleading and / or hidden advertising are contained in the CAMA as well as the articles 18-32 of the legislative decree 6 September 2005, no. 206 (the “Italian Consumer Code”), as subsequently amended.

To the extent that the Italian subsidiary is also directly or indirectly involved in advertisement content through celebrities or influencers, Italian subsidiary may also be subject to the guidelines published on 16 January 2024 by the Autorità Garante delle Comunicazioni (AGCM) with the Resolution no. 7/24/CONS in relation to compliance to CAMA and transparency requirements by influencers.

Singapore

Magazines Publishing

Background

Part of our media and entertainment business operates in Singapore. We currently hold three separate active newspaper permits for the publication of three different L’Officiel magazines in Singapore.

These magazines are considered lifestyle magazines.

The Newspaper and Printing Presses Act 1974, or NPPA, is the legislation applicable to the licensing of newspaper companies in Singapore. The Newspaper and Printing Presses (Applications and Permits) Rules 2004 is the applicable subsidiary legislation and governs the newspaper permit application process.

The Infocomm Media Development Authority, or the IMDA, is a statutory board of the Singapore government which operates under the auspices of the Ministry of Digital Development and Information Singapore and regulates the issuance of newspaper permits in Singapore.

The Registrar of Newspapers as defined in NPPA reports to the general administration of NPPA and exercises the functions imposed by NPPA.

Dr. Feridun Hamdullahpur, an independent director of AMTD, is the holder of the newspaper permit of the L’Officiel magazines.

Application of NPPA

Our publication of magazines in Singapore is governed by NPPA.

Pursuant to Section 2 of NPPA, “newspaper” means any publication containing news, intelligence, reports of occurrences, or any remarks, observations or comments, in relation to such news, intelligence, reports of occurrences, or to any other matter of public interest, printed in any language and published for sale or free distribution at regular intervals or otherwise, but does not include any publication published by or for the government.

A newspaper permit is a regulatory requirement by the IMDA aiming to ensure that newspapers published in Singapore meet content standards that promote responsible content creation and consumption.

Sections 21 to 23 of NPPA provide that a newspaper permit is required for (i) printing or publishing a newspaper in Singapore; (ii) publishing, selling or distributing a Malaysian newspaper in Singapore; or (iii) selling or distributing an offshore newspaper in Singapore. An offshore newspaper is a newspaper published outside Singapore, at intervals not exceeding one week, which carries news or reports on politics and current affairs of any country in Southeast Asia, and with a circulation of 300 or more copies in Singapore.

Relevant Newspaper Permit

As our publication of magazines is in Singapore, the newspaper permit for printing or publication of a newspaper under Section 21 of NPPA apply to our business. Newspaper permit applications and renewals shall be completed online via an online platform to connect business owners to various government e-services and resources in Singapore.

The newspaper permit entitles us to print, publish, sell or distribute the relevant newspaper, as applied for in the newspaper permit application.

We were granted three separate newspaper permits by the Minister under Section 21 of the NPPA in respect of each of the L’Officiel magazines.

The active newspaper permits we hold for each of the L’Officiel magazines expires in April 2025. Section 21(4) of NPPA provides that the newspaper permit may be renewed for further periods not exceeding 12 months in respect of each renewal.

Conditions and Notes of Newspaper Permit

We must comply with the following conditions and notes specified in each of the newspaper permit certificates issued to it.

Conditions

The newspaper permit is non-transferable and becomes invalid if there is a change in ownership, editorship, the newspaper’s name, content nature, language or publication frequency. Any change in the publisher or printer must be reported to the Registrar of Newspapers within seven days. The permit number must be printed on the title page of each issue. For newspapers printed in Singapore, changes in financial holdings must also be reported within seven days, unless an extension is granted. The first issue must be published within three months, and subsequent issues must follow the specified frequency. The newspaper must adhere to the content nature and guidelines provided in the application. Two copies of each issue must be sent to the Registrar at the permit holder’s expense upon release.

Notes

Additionally, under the National Library Board Act 1995, two copies of every publication must be deposited with the National Library Board within four weeks of publication. For newspapers printed in Singapore, the names of the printer and publisher must be printed on the first or last page, as stipulated by the Newspaper and Printing Presses Act. If printed in Malaysia, the newspaper must include specific details such as names and addresses of the printer and publisher, and a local address for legal service, all in English or Malay. The permit does not exempt the printer and publisher from their obligations under the Newspaper and Printing Presses Act.

Content Guidelines for Local Lifestyle Magazines

In addition to the conditions and notes specified above, the magazines published by us in Singapore must conform with the nature of contents submitted with the application for the newspaper permit and the content guidelines for local lifestyle magazines stated in the covering letter to the newspaper permit certificate.

The IMDA does not vet local publications in advance. Publishers of local publications are to exercise responsibility in their content and be mindful of local community norms, as well as racial and religious sensitivities. As part of the permit conditions, publishers are required to adhere to the applicable content guidelines issued together with the permit.

General Principles of Content Guidelines

Set forth below is the general principles of the content guidelines:

•        magazines should be appropriate for all readers and avoid content that challenges social norms, racial and religious harmony or national security;

•        publishers must tailor content to their audience, particularly protecting children from sexual content;

•        cover pages should be suitable for public display, avoiding offensive material;

•        advertisements must adhere to the Singapore Code of Advertising Practice; and

•        supplements and special editions must follow these guidelines.

The content guidelines provide further guidance for the following genres and audiences: (i) teen magazines, (ii) general interest lifestyle magazines and (iii) adult interest magazines. In particular, category (ii) is most relevant to our magazines published in Singapore.

Content Guidelines for General Interest Lifestyle Magazines

Set forth below is the content guidelines for general interest lifestyle magazines:

•        content should be suitable for a general adult readership, avoiding explicit material;

•        cover pages should not feature mature content; and

•        mature content is allowed occasionally if the magazine is clearly labelled and packaged to restrict access to young readers.

Film Distribution

Background

We may potentially distribute films which are produced in Hong Kong and Singapore. The following regime applies to the distribution of films in Singapore.

The Films Act 1981 sets out the regulatory framework for the distribution, exhibition and possession of films in Singapore. This legislation relates to the possession, importation, making, distribution and exhibition of films, and to provide for the classification of films and for the enforcement of those classifications in Singapore.

The Films (Class License for General Films Distribution) Order 2021 is the applicable subsidiary legislation and governs the issuance of class licenses. Other applicable subsidiary legislation includes the Films (Licence — Exemption) Notification 2019 and the Films (Licence — Exemption) (Amendment) Notification 2021.

Under the Films Act, distributors and exhibitors are required to obtain a license from the IMDA, a statutory board in the Singapore government which operates under the auspices of the Ministry of Digital Development and Information Singapore, unless exempted.

Application of Films Act

Pursuant to Section 6(1) of the Films Act, if we intend to distribute films in Singapore, it must first have a film distribution license to distribute a film or video, unless they meet any of the exemption conditions as elaborated further below.

The Films Act defines “distribute” as doing any of the following without using a broadcasting service:

(i)     sell, supply or let for hire to a person in Singapore;

(ii)    offer or agree to sell, supply or let for hire to a person in Singapore;

(iii)   cause or permit to be sold, supplied to or hired by a person in Singapore;

(iv)   under or in connection with a commercial arrangement:

•        exchange or supply to a person in Singapore; or

•        enable or assist an exchange or a supply to a person in Singapore, even if the exchange or supply is not, by itself, a commercial arrangement;

(v)    display or invite to treat for an act mentioned in paragraph (a), (b), (c) or (d).

Under the Films Act, “film” means (i) a cinematograph film or video recording; (ii) a video game; or (iii) any other form of recording from which a moving visual image, except as provided otherwise in subsection (5), including a computer generated image which can be produced and viewed together with its soundtrack and any trailer of a film and any part of a film.

Film Classification

Under the Films Act 1981, films and videos have to be classified before they can be publicly exhibited or distributed in Singapore. We will have to submit the film intended to distribute in Singapore for classification before it is made available to the general public, unless it falls within the exemption categories as described below and does not contain impermissible content.

Types of Film Distribution Licenses and Validity

There are two types of film distribution licenses required for the film distribution in Singapore depending on the classification of the respective films by the IMDA: (i) class licensing for the distribution of films rated G, PG and PG13; or (ii) film distribution (restricted) license for the distribution of films rated NC16 and M18.

Class License

The Films (Class License for General Films Distribution) Order 2021 provides that distributors of films that the IMDA has rated G, PG or PG13 are automatically class-licensed and must comply with the class license conditions. The class license applies only to the distribution of films that have been assigned G, PG or PG13 classification ratings and excludes video games.

The validity of a class license that has been granted by the IMDA is perpetual until the film distribution business ceases or if the IMDA cancels the license.

Film Distribution (Restricted) Licence

Distributors of films that the IMDA has rated NC16 or M18 must apply for a Film Distribution (Restricted) Licence. Each license covers all distribution points or locations owned by the same business.

The validity of a Restricted Licence that had been granted by the IMDA is either for a period of one or three years depending on the license applied for, or 30 days for a temporary license.

Exemptions from licensing

Pursuant to the Films (Licence — Exemption) Notification 2019 and the Films (Licence — Exemption) (Amendment) Notification 2021, the following activities are exempted from film distribution licensing:

•        importing any film for re-export;

•        importing any video game on behalf of an IMDA licensed distributor of video games (whether these are licensed under Section 7(2) of the Films Act 1981 or class licensees);

•        importing any film (other than video games) on behalf of an IMDA licensed distributor of films (whether these are licensed under Section 7(2) of the Films Act 1981 or class licensees);

•        distributing any film for public exhibition in cinemas;

•        distributing any exempted films; and

•        distributing films by supplying, in the course of any business, the contents of the film only by electronic transmission.

France

Publishing

Our French subsidiaries’ business may be subject to several laws in the field of publishing, in particular:

•        the Law of 28 July 1881 on the freedom of the press (“Act 1881”) whose main rules are based on the principle of the freedom of printing and of booksellers, and on the freedom of speech enshrined in the 1789 French Declaration of the Rights of Man and of the Citizens;

•        copyright law (particularly for journalists, photographers, and illustrators), the rules of which are codified in the French Intellectual Property Code. In this area, several French texts have transposed Directive (EU) 2019/790 of 17 April 2019 on copyright and related rights in the Digital Single Market;

•        deposit requirements applying to press publishers i.e., (i) administrative deposit obligations for national press organs, i.e., for periodicals with national circulation (Act 1881) and (ii) legal deposit obligations for periodicals, which concern written material of any kind and are the responsibility of both publishers and printers under the French Heritage Code (“FHC”, Code du Patrimoine). This deposit is organized by region and is carried out at the Bibliothèque nationale de France (BNF) for the Île-de-France region;

•        the Act 1881, the Law of 1 August 1986 on freedom of communication (“Loi Léotard”) and the Law of 21 June 2004 on confidence in the digital economy (“LCEN”) that lay down a certain number of compulsory information that publishers must include on each publication. The LCEN itself sets out the compulsory information for online publications. Together with the Digital Service Act, this same law requires the implementation of measures to fight online hate;

•        the Law of 4 January 2010 that protects the confidentiality of journalists’ sources, and the Law of 14 November 2016 that requires press companies to introduce an ethics charter within their business;

•        obligations applying to advertising, in particular as regards the distinction between advertising space and editorial content (Loi Léotard) and the obligation to identify online advertising (LCEN).

Distribution of audiovisual works

Our French subsidiaries interested in distributing audiovisual works may have to comply in particular to the following rules (some of which are genuinely specific to France):

•        copyright law, the rules of which are codified in the French Intellectual Property Code;

•        the principle of release window schedule (chronologie des médias), which governs the chronology of releases on the various distribution channels (cinemas, television, VOD services, etc.). This chronology is decided by professional agreement, the latest in force being that provided for in the Order of February 9, 2025;

•        the rules codified in the French Cinema and Moving Image Code (“CMI”, Code du cinéma et de l’image animée). The rules vary depending on the distribution channel for the audiovisual work. In particular, as the audiovisual sector is eligible for financial aid from the CNC (Centre National du Cinéma et de l’image animée), distributors of a certain number of works must send to the CNC, accounts of the exploitation of the work on a regular basis (art. L251-5 CMI);

•        the FHC (art. L131-1 to L133-1, and art. R131-1 à R133-1-1) that requires distributors of all foreign cinematographic works broadcast in cinemas to submit a legal deposit to the CNC, once they have been approved for broadcasting. Depending on the case, the distributor may also be responsible for obtaining the necessary visa before any public broadcasting of the audiovisual work;

European rules resulting from Audiovisual Media Services Directive 2018/1808 that were transposed by the Order of 21 December 2020. This order sets out financing of audiovisual creation requirements and strengthens the powers of ARCOM, the authority responsible for regulating audiovisual and digital communication in France.

AWME’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to “aWME,” “we,” “us” or “our” refer to World Media and Entertainment Universal Inc. and its subsidiaries.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Information about aWME,” “Selected Historical Financial Data of aWME” and our consolidated and combined financial statements and the related notes and other financial information included elsewhere in this proxy statement/prospectus. This discussion and analysis should also be read together with the pro forma combined financial information in the section entitled “Summary Unaudited Pro Forma Condensed Combined Financial Information.” In addition to historical consolidated and combined financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors set forth in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” which you should review for a discussion of some of the factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this proxy statement/prospectus.

Our combined financial statements for the years ended December 31, 2022 and 2023 and six months ended June 30, 2024 presented and discussed in this proxy statement/prospectus capture the stand-alone media and entertainment services, hotel operation, hospitality and VIP services and strategic investment business (“Carve-out Businesses”), which were operated under AMTD Group Inc., our controlling shareholder, during the historical periods. A series of reorganization steps were undertaken from October 2024 to November 2024 to establish us as the holding company of the Carve-out Businesses and the corresponding subsidiaries of AMTD Group Inc. The reorganization was not completed as of December 31, 2022 and 2023 and June 30, 2024. Therefore, our results of operations for the period from January 1, 2022 through June 30, 2024 and financial condition as of December 31, 2022 and 2023 and as of June 30, 2024 presented and discussed in this proxy statement/prospectus are those of certain subsidiaries of AMTD Group Inc., arising from the reorganization, which have been prepared on a carve-out basis. Upon the completion of the reorganization in November 2024, subsequent to the end of the reporting period, all entities operating in the Carve-out Businesses (except Fine Cosmos Development Limited and Singapore hotel companies) become wholly-owned subsidiaries of the Company and accordingly.

Overview

We are a global media and entertainment ecosystem covering high fashion, arts, lifestyle, cultural, entertainment as well as F&B. Inheriting more than one hundred years of history and with a worldwide geographical presence, we offer a holistic media and entertainment experience to an audience of millions around the world.

Our publications L’Officiel and The Art Newspaper publish print editions in a total of 28 countries and territories and digital contents to an even wider scope of readers globally.

We operate in the movie production sector having produced various Asia-focused blockbuster movies. We have partnered with established production companies to present a number of Asia-focused blockbuster movies globally, which in aggregate notched a box office of more than US$400 million.

We hold premium whole building properties and provide hospitality services in Hong Kong and Singapore. We focus on and specialize in hospitality and lifestyle concepts and offers a customer-centric VIP members approach for its business portfolio in the key areas comprising stylish hotels and serviced apartments, F&B, and club membership services in Hong Kong and Singapore, with plans for further global expansion.

We extend the power of our brands and extensive library of contents and intellectual property through other media, platforms, products and services, including in the area of F&B.

We also host a multitude of cultural events to inspire conversation with traditions and bridge exchanges and we have been recognized for our cultural ambassadorship.

Key Factors Affecting Our Results of Operations

Our business and operating results are influenced by a number of general factors that impact the media and entertainment industry, hospitality industry and strategic investment business.

The general factors include, among others, changes in the global macroeconomic environment, economic growth in the jurisdictions we operate, growth in consumer spending and consumption upgrade, costs along the supply chain, shifts in consumer preferences and competition, political and geopolitical uncertainties, terrorism, epidemic or pandemic, civil unrest, fiscal or other economic policy of governments, political, legislative and regulatory reform and changes in market trends. Unfavorable changes in any of these general factors could adversely affect demand for our content, products and services and materially and adversely affect our results of operations.

While our business and results of operations are influenced by these general factors, they are more directly affected by the following company-specific factors.

Our Ability to Produce Content and Attract Audience

Our business and results of operations depend significantly on our ability to create compelling content that resonates with our target audience. Our ability to produce high-quality, engaging content across various mediums, including magazines and motion pictures, forms the cornerstone of our value proposition. The freshness, relevance and diversity of our content portfolio are paramount in capturing and retaining audience attention in the current competitive media and entertainment landscape. Our success in attracting and retaining a loyal audience directly impacts our revenue streams, whether through subscriptions, advertising or box office sales. By continuously innovating and adapting to evolving audience preferences, consumption habits and technological advancements, we aim to enhance our position as a leading content provider. Additionally, the success of our content creation and audience engagement hinges on our ability to maintain and continually enrich our IP portfolio, thereby effectively protecting our creative output. Our intellectual property assets include trademarks, copyrights in printed and digital publication materials, domain names and licenses of intellectual property rights. Further, our ability to grow and retain audience depends on our ability to foster meaningful connections with our audience through tailored marketing strategies, community engagement initiatives and market insights.

Our Ability to Improve Our Advertising Revenue

Our business and results of operations are intertwined with our ability to enhance our advertising revenue, namely, to establish strong relationships with advertisers and leverage our platform to offer targeted and impactful advertising solutions. Through innovative advertising formats, market insights and customized campaigns, we provide advertisers with compelling opportunities to connect with our audience effectively. Additionally, we have been expanding our advertising reach across various channels and platforms, as well as capitalizing on emerging trends and technologies to maximize exposure and engagement. By continuously refining our advertising offerings, optimizing pricing strategies and enhancing the effectiveness of our advertising placements, we also seek to unlock new revenue opportunities and drive sustained growth.

Our Ability to Successfully Navigate from Franchise Business Model to Direct Ownership Model

We are undergoing a transition to turn franchise business model into direct ownership model in a number of major geographics. Our business and results of operations are intricately tied to our adeptness in this transition because we will be able to turn indirect revenue from royalties to direct sales revenue after this transaction. Key to this transition is our ability to strategically manage this pivotal shift as well as our capacity to effectively streamline operations, optimize resource allocation and enhance operational efficiency across different locations. By assuming direct ownership, we gain greater control over our brand identity, customer experience and operational standards, which enable us to deliver a consistent but differentiated offering to our audience. Moreover, this transition empowers us to implement tailored marketing strategies, innovate product offerings and capitalize on emerging market opportunities more swiftly and decisively. As this transition may entail challenges and adjustments, our success depends on our ability to leverage our experience and expertise to align our strategic objectives with the evolving needs and preferences of our target audience, create new avenues for growth and profitability and achieve long-term sustainability.

Our Ability to Compete in the Hospitality Market and the Expansion of Our Hotel Network

The market to provide hospitality services is highly competitive and fragmented. The barriers to entry are low and new competitors may enter the market at any time. Our current or potential competitors include global hotel brands, regional hotel chains, independent hotels, online travel agencies and home-sharing and rental services and short term/vacation rental. It is crucial for us to respond quickly and effectively to new or changing opportunities, technologies, standards or customer requirements. Our success depends on our ability to maintain our brand reputation and the quality of our services and to differentiate our business or services from those of our competitors.

Our hospitality revenues largely depend on the size of our hotel network. Furthermore, we believe the expanded geographic coverage of our hotel network will enhance our brand recognition. As a result, the success of our hospitality business depends on whether we can successfully increase the number of hotels and hotel rooms in our hotel network and our ability to maintain the quality of service at our hotels and the value of our brand.

Our Ability to Cultivate and Diversify Our Businesses and Explore Synergies

Our business and results of operations rely heavily on our ability to cultivate new revenue streams and harness synergies across our diverse business segments. Central to this endeavor is our commitment to innovation, strategic partnerships and cross-functional collaboration. By continuously identifying emerging market opportunities, unmet customer needs and evolving industry trends, we aim to diversify our revenue sources and expand our market reach. Additionally, we leverage our existing assets, capabilities and expertise to synergize across our various business segments. Through collaborations, strategic alliances, joint ventures and strategic investments, we seek to capitalize on complementary strengths and shared resources to create value and drive sustainable growth. Further, we are committed to ongoing strategic expansion, market penetration and brand visibility across key international markets for most of our business lines. Our robust global presence enables us to leverage economies of scale, optimize resource allocation, drive operational efficiencies across our international operations and mitigate risks associated with regional economic fluctuations. Moreover, our focus on customer-centricity and agility enables us to adapt quickly to changing market dynamics and capitalize on emerging trends, so that we remain at the forefront of innovation and opportunities.

Key Components of Results of Operations

Revenue

We generate revenue primarily through (i) the provision of advertising and marketing services, (ii) the provision of hotel operations, hospitality and VIP services, and (iii) strategic investment.

Advertising and marketing services income.    AMTD IDEA Group acquired the business of L’Officiel Inc. and The Art Newspaper in April 2022 and October 2023, respectively. We generate revenue from fashion, arts and luxury media advertising and marketing services income and licensing, subscription and marketing services income. We sell printed and digital publications and we provide print and digital advertising campaigns and marketing services to the customers. We also provide licensing and marketing services to our customers on our multimedia channels.

Hotel operations, hospitality and VIP services income.    We generate revenue from our hotel operations and the provision of hospitality and VIP services.

Strategic investment.    We generate revenue from net fair value changes on financial assets at FVTPL and derivative financial instruments, gain related to disposed investments, and dividend income, in relation to our proprietary investments and management of high-quality investment portfolio, including listed and unlisted equity shares investments and movie income right investments. We enter into movie income right agreements with production houses and we are entitled to certain percentage of the variable profit to be derived from the release movies. We may be required to further contribute to the movie production programs due to budget overruns, which will be added to the carrying amounts of financial assets.

The following table sets forth the components of our revenue by amounts and percentages of our total revenue for the periods/years indicated.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2022		2023		2023		2024
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
					(Unaudited)
Revenue:
Media advertising and marketing services income	7,670	24.5	14,422	33.9	4,553	15.0	10,446	30.5
Hotel operation, hospitality and VIP services income	3,201	10.3	5,423	12.8	2,166	7.1	7,905	23.1
Dividend income and gain related to disposed financial assets at fair value through profit or loss (“FVTPL”)	7,381	23.6	60,457	142.1	26,161	86.0	8,660	25.3
Net fair value changes on FVTPL	13,011	41.6	(37,759)	(88.8)	(2,463)	8.1	7,220	21.1
Total	31,263	100.0	42,543	100.0	30,417	100.0	34,231	100.0

Cost of production and cost of hotel operation

Our cost of production and cost of hotel operation was US$3.2 million, US$5.9 million, US$2.7 million and US$5.4 million in 2022, 2023 and during the six months ended June 30, 2023 and 2024, respectively.

Cost of production.    Cost of production refers to expenses related to production of magazines since the acquisition of the business of L’Officiel and The Art Newspaper in April 2022 and October 2023, respectively. Cost of production primarily include (i) production expenses including editorial expenses paid to editorial staff, payments to authors and other parties for creating articles, features and other content for our magazines, design and layout expenses, (ii) distribution expenses such as shipping and subscription fulfillment expenses incurred in connection with the delivery of magazines to subscribers and distribution network expenses spent on leases and equipment, and (iii) printing expenses primarily including expenses on creating plates, printing materials and supplies such as paper, ink and general office supplies, utilities and printing equipment acquisition and maintenance, as well as prepress expenses such as proofreading and color correction. Our cost of production was US$1.5 million, US$3.8 million, US$1.4 million and US$3.5 million in 2022, 2023 and during the six months ended June 30, 2023 and 2024, respectively.

Cost of hotel operation.    Cost of hotel operation primarily includes utilities expenses, repair and maintenance of the hotel properties, travel agent commission and cleaning expenses. Our cost of hotel operation was US$1.7 million, US$2.1 million, US$1.3 million and US$1.9 million in 2022, 2023 and during the six months ended June 30, 2023 and 2024, respectively.

Other income

Our other income was US$0.5 million, US$1.2 million, US$0.5 million and US$24.8 million in 2022, 2023 and during the six months ended June 30, 2023 and 2024, respectively. Other income comprises gain on disposal of subsidiaries, bank interest income and others.

Gain from a bargain purchase

Our gain from a bargain purchase was US$4.8 million and US$4.5 million in 2022 and 2023, respectively, representing the gain from our acquisition of the business of L’Officiel and The Art Newspaper in April 2022 and October 2023, respectively. We recorded no gain from a bargain purchase during the six months ended June 30, 2023 and 2024.

Other operating expenses

Our other operating expenses were US$3.5 million, US$5.7 million, US$1.4 million and US$6.1 million in 2022, 2023 and during the six months ended June 30, 2023 and 2024, respectively. Other operating expenses primarily include depreciation relating to our hotel properties, advertising and promotion expenses, IT related costs, legal and professional fee, premises costs, travelling expenses and others.

Staff costs

Our staff costs were US$3.9 million, US$7.9 million, US$3.8 million and US$5.7 million in 2022, 2023 and during the six months ended June 30, 2023 and 2024, respectively. Salaries and bonus and pension scheme contributions are the major components of our staff costs.

Share of profits (losses) of joint ventures

Our share of profits (losses) of joint ventures was US$0.8 million in profit, US$2.6 million in losses, US$1.0 million in losses and US$0.6 million in losses in 2022, 2023 and during the six months ended June 30, 2023 and 2024, respectively. Share of profits (losses) of joint ventures represents our share of losses or profits of our joint venture in the business of investment holding and our Singapore joint venture in the business of hotel investment.

Finance costs

Our finance costs were US$2.6 million, US$7.1 million, US$2.8 million and US$4.8 million in 2022, 2023 and during the six months ended June 30, 2023 and 2024, respectively. Finance costs consist primarily of interests on our borrowings and interests on amounts due to non-controlling shareholders of our subsidiaries.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, capital gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on payments of dividends.

France

In France, corporate income tax rate of 15% applies to the first €38,120 of taxable profits for entities realizing a turnover up to €10 million for the years ended December 31, 2022 and 2023. The corporate income tax rate above €38,120 of taxable profits is 25% during the year ended December 31, 2022 and 2023.

Italy

Italian corporate entities are subject to a corporate income tax of 24%, and to a regional production tax of 3.9% during the year ended December 31, 2022 and 2023.

United States

In the United States, the federal corporate tax rate is a flat rate of 21% during the year ended December 31, 2022 and 2023. New York, where one of our subsidiaries domiciles, has a 6.50% to 7.25% corporate income tax rate during the year ended December 31, 2022 and 6.50% to 8.85% corporate income tax rate during the year ended December 31, 2023 and six months ended June 30, 2024.

Southeast Asia

Malaysian corporate income tax is 25% of the chargeable income during the year ended December 31, 2022 and 2023. Singapore tax on corporate income is imposed at a flat rate of 17%.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, a two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company is taxed at half of the current tax rate (8.25%) while the remaining profits are taxed at 16.5%. For the year ended December 31, 2022 and 2023 and six months ended June 30, 2024, the Hong Kong profits tax of our qualifying subsidiaries is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

Payments of dividends by the Hong Kong subsidiary to us is not subject to withholding tax in Hong Kong.

There is an anti-fragmentation measure where each group will have to elect only one company in the group to benefit from the progressive rates.

The Inland Revenue (Amendment) (Taxation on Specified Foreign-sourced income) Bill 2022, or the new FSIE regime, has come into effect since January 1, 2023. The change was introduced to address the European Union’s inclusion of Hong Kong in Annex II of the EU list of non-cooperative jurisdictions for tax purposes in concern of any risk of double non-taxation arising from the tax exemption of offshore passive income for companies in Hong Kong without substantial economic substance. Since January 1, 2023, offshore passive income (including interest income, dividend income or gain on disposal of equity interest (where applicable)), that is received or deemed to be received in Hong Kong would need to meet additional requirements, including, amongst others, the economic substance requirements in order to continue to be entitled to the offshore income tax exemption in Hong Kong. We will monitor the regulatory developments and continue to evaluate the impact on our financial statements, if any.

Results of Operations

The following table sets forth our results of operations with line items by amounts for the periods/years indicated.

	Year ended December 31,				Six months ended June 30,
	2022		2023		2023		2024
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages, share numbers and per share data)
					(unaudited)
REVENUE
Media advertising and marketing services income	7,670	24.5	14,422	33.9	4,553	15.0	10,446	30.5
Hotel operation, hospitality and VIP services income	3,201	10.3	5,423	12.8	2,166	7.1	7,905	23.1
Dividend income and gain related to disposed financial assets at fair value through profit or loss (“FVTPL”)	7,381	23.6	60,457	142.1	26,161	86.0	8,660	25.3
Net fair value changes on FVTPL	13,011	41.6	(37,759)	(88.8)	(2,463)	(8.1)	7,220	21.1
	31,263	100.0	42,543	100.0	30,417	100.0	34,231	100.0
Cost of production and cost of hotel operation	(3,239)	(10.4)	(5,886)	(13.8)	(2,710)	(8.9)	(5,401)	(15.8)
Other income	522	1.7	1,245	2.9	535	1.8	24,785	72.4
Gain from a bargain purchase	4,848	15.5	4,469	10.5	—	—	—	—
Surplus on revaluation in hotel properties	—	—	—	—	—	—	—	—
Impairment losses under expected credit loss (“ECL”) model on financial assets	(501)	(1.6)	—	—	—	—	—	—

	Year ended December 31,				Six months ended June 30,
	2022		2023		2023		2024
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages, share numbers and per share data)
					(unaudited)
Other operating expenses	(3,500)	(11.2)	(5,677)	(13.3)	(1,422)	(4.7)	(6,127)	(17.9)
Staff costs	(3,900)	(12.5)	(7,891)	(18.5)	(3,756)	(12.3)	(5,669)	(16.6)
Share of profits (losses) of joint ventures	815	2.6	(2,608)	(6.1)	(1,042)	(3.4)	(558)	(1.6)
Finance costs	(2,586)	(8.3)	(7,136)	(16.8)	(2,764)	(9.1)	(4,775)	(13.9)
PROFIT BEFORE TAX	23,722	75.8	19,059	44.9	19,258	63.3	36,486	106.6
Income tax expense	(599)	(1.9)	(1,811)	(4.3)	(992)	(3.3)	(1,549)	(4.5)
PROFIT FOR THE YEAR/PERIOD	23,123	73.9	17,248	40.6	18,266	60.1	34,937	102.1
OTHER COMPREHENSIVE INCOME (EXPENSES)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	602	1.9	(966)	(2.3)	(856)	(2.8)	(185)	(0.5)
Share of other comprehensive income (expenses) of joint ventures	53,946	172.6	5,269	12.4	1,227	4.0	2,833	8.3
Items that will not be reclassified subsequently to profit or loss:
Exchange difference on translation from functional currency to presentation currency	512	1.6	(361)	(0.8)	(2,271)	(7.5)	269	0.8
Surplus on revaluation of properties	20,213	64.7	9,041	21.3	2,301	7.6	3,173	9.3
OTHER COMPREHENSIVE INCOME FOR THE YEAR/PERIOD	75,273	240.8	12,983	30.6	401	1.3	6,090	17.9
TOTAL COMPREHENSIVE INCOME FOR THE YEAR/PERIOD	98,396	314.7	30,231	71.2	18,667	61.4	41,027	120.0

Profit for the year/period attributable to:
Owners of the Company	14,975	47.9	8,164	19.2	8,400	27.6	16,155	47.2
Non-controlling interests	8,148	26.0	9,084	21.4	9,866	32.5	18,782	54.9
	23,123	73.9	17,248	40.6	18,266	60.1	34,937	102.1
Total comprehensive income for the year/period attributable to:
Owners of the Company	75,061	240.1	11,144	26.3	6,684	22.0	18,832	55.1
Non-controlling interests	23,335	74.6	19,087	44.9	11,983	39.4	22,195	64.8
	98,396	314.7	30,231	71.2	18,667	61.4	41,027	120.0

Discussion of Segment Operations

We operate in three operating segments: media and entertainment segment, hotel operations, hospitality and VIP services segment and strategic investment segment:

Media and entertainment segment.    We engage in the provision of print and digital advertising campaigns, licensing, subscription, sales of magazines and newspaper, and value-added marketing services including branded content, video production, social media activation, event creation, and experiential marketing, among other services.

Hotel operation, hospitality and VIP services segment.    We engage in hotel operations, hospitality and VIP services

The strategic investment segment.    We engage in proprietary investments and management of high-quality investment portfolio, including listed and unlisted equity shares investments and movie income right investments.

Our management monitors the results of our operating segments separately for the purpose of making decisions about resources allocation and performance assessment. Segment performance is evaluated based on reportable segment result, which is a measure of profit before tax from operations. The profit before tax from operations is measured after allocation of attributable costs of specialized staff and direct operating costs consistently with our profit before tax from operations. Other income, gain from a bargain purchase, finance costs, impairment loss under expected credit loss model on financial assets and corporate expenses such as staff costs not directly attributable to segments, short-term leases and administrative expenses are excluded from such measurement.

The following table set forth the revenues by segments and segment results for the periods/years indicated.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2022		2023		2023		2024
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages, share numbers and per share data)
					(Unaudited)
Media and entertainment	7,670	24.5	14,422	33.9	4,553	15.0	10,446	30.5
Hotel operation, hospitality and VIP services	3,201	10.3	5,423	12.8	2,166	7.1	7,905	23.1
Strategic investment	20,392	65.2	22,698	53.3	23,698	77.9	15,880	46.4
Total	31,263	100.0	42,543	100.0	30,417	100.0	34,231	100.0

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2024

Revenue

Our revenue increased from US$30.4 million in the six months ended June 30, 2023 to US$34.2 million in the six months ended June 30, 2024.

Segment Revenue

Our segment revenue from the media and entertainment segment increased from US$4.6 million in the six months ended June 30, 2023 to US$10.4 million in the six months ended June 30, 2024, primarily due to the successful operations and expansions of L’Officiel, as well as our acquisition of The Art Newspaper in October 2023 which represents a new source of income.

Our segment revenue from the hotel operation, hospitality and VIP services segment increased from US$2.2 million in the six months ended June 30, 2023 to US$7.9 million in the six months ended June 30, 2024, primarily due to the additional contribution recognized from our hotels to the segment revenue.

Our segment revenue from the strategic investment segment decreased from US$23.7 million in the six months ended June 30, 2023 to US$15.9 million in the six months ended June 30, 2024, primarily due to a decrease in the realized gain on disposed investments of US$16.2 million as we disposed of certain film investments in the first half of 2023 whereas no investment was disposed during the first half of 2024. This was partially offset by the unrealized gain on our listed shares investments of US$7.2 million for the six months ended June 30, 2024, while an unrealized loss of US$2.5 million was recognized for the six months ended June 30, 2023 mainly due to fluctuation in the stock market affecting the fair value of the listed shares of Bank of Qingdao and Guangzhou Rural Commercial Bank which we hold as investments.

Cost of production and cost of hotel operation

Our cost of production and cost of hotel operation increased from US$2.7 million in the six months ended June 30, 2023 to US$6.0 million in the six months ended June 30, 2024.

Our cost of production increased from US$1.4 million in the six months ended June 30, 2023 to US$3.5 million in the six months ended June 30, 2024, mainly due to the additional costs incurred as a result of the expansion in the operation of L’Officiel and our acquisition of The Art Newspaper in October 2023.

Our cost of hotel operation increased from US$1.3 million in the six months ended June 30, 2023 to US$1.9 million in the six months ended June 30, 2024, mainly due to the additional costs recognized from our hotels in line with the increase in segment revenue generated from our hotel operation.

Other income

Our other income increased from US$0.5 million in the six months ended June 30, 2023 to US$24.8 million in the six months ended June 30, 2024, mainly due to the disposal of the entire equity interests in certain of our subsidiaries which were not conducting the core business of our company, during the six months ended June 30, 2024.

Other operating expenses

Our other operating expenses increased from US$1.4 million in the six months ended June 30, 2023 to US$6.1 million in the six months ended June 30, 2024, mainly due to an increase in depreciation of our hotel properties and other corporate expenses arising from the additional contribution recognized from our hotel operations during the six months ended June 30, 2024.

Staff costs

Our staff costs increased from US$3.8 million in the six months ended June 30, 2023 to US$5.7 million in the six months ended June 30, 2024, mainly due to the increase in salaries as a result of our business expansion.

Share of losses of joint ventures

Our share of losses of joint venture marginally decreased from US$1.0 million in the six months ended June 30, 2023 to US$0.6 million in the six months ended June 30, 2024.

Finance costs

Our finance costs increased from US$2.8 million in the six months ended June 30, 2023 to US$4.8 million in the six months ended June 30, 2024, mainly due to an increase in our borrowings and the interests payable thereon.

Income tax expense

Our income tax increased from US$1.0 million in the six months ended June 30, 2023 to US$1.5 million in the six months ended June 30, 2024, mainly due to the increase in profit before tax generated from our operations.

Profit for the period

As a result of the foregoing, our profit increased from US$18.3 million in the six months ended June 30, 2023 to US$34.9 million in the six months ended June 30, 2024.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2023

Revenue

Our revenue increased from US$31.3 million in 2022 to US$42.5 million in 2023.

Segment Revenue

Our segment revenue from the media and entertainment segment increased from US$7.7 million in 2022 to US$14.4 million in 2023, primarily due to the expansion of L’Officiel into various jurisdictions such as Singapore and Malaysia since 2023, as well as our acquisition of The Art Newspaper in October 2023 which brought in new sources of income.

Our segment revenue from the hotel operation, hospitality and VIP services segment increased from US$3.2 million in 2022 to US$5.4 million in 2023, primarily due to the increase in the unit room rate and occupancy rate of our hotels.

Our segment revenue from the strategic investment segment increased from US$20.4 million in 2022 to US$22.7 million in 2023, primarily due to (i) the increase in realized gain to the disposed investment from US$1.0 million in 2022 to US$50.5 million in 2023 as a result of the termination of certain derivative contract in 2023 and (ii) the increase in dividend income from US$6.4 million in 2022 to US$9.9 million in 2023. The increase was partially offset by the unrealized loss on our investments in the listed shares of Bank of Qingdao and Guangzhou Rural Commercial Bank and derivative financial instruments of US$37.8 million in year 2023, while an unrealized gain of US$13.0 million was recognized in 2022, due to fluctuation in the stock market affecting the faire value of these listed shares.

Cost of production and cost of hotel operation

Our cost of production and cost of hotel operation increased from US$3.2 million in 2022 to US$5.9 million in 2023.

Our cost of production increased from US$1.5 million in 2022 to US$3.8 million in 2023, mainly due to the additional cost incurred as a result of the expansion of L’Officiel into various jurisdictions such as Singapore and Malaysia since 2023 and our acquisition of The Art Newspaper in October 2023.

Our cost of hotel operation increased from US$1.7 million in 2022 to US$2.1 million in 2023, mainly due to the additional costs incurred to maintain the operation of services resulting from the increase in occupancy rate of our hotels.

Other income

Our other income marginally increased from US$0.5 million in 2022 to US$1.2 million in 2023.

Gain from a bargain purchase

Our gain from a bargain purchase decreased from US$4.8 million in 2022 to US$4.5 million in 2023. The gain from a bargain purchase in 2023 resulted from the acquisition of The Art Newspaper, while the gain in 2022 resulted from the acquisition of L’Officiel.

Other operating expenses

Our other operating expenses increased from US$3.5 million in 2022 to US$5.7 million in 2023, mainly due to an increase in depreciation as a result of the increase in the revalued amount of our hotel property.

Staff costs

Our staff costs increased from US$3.9 million in 2022 to US$7.9 million in 2023, mainly due to the increase in salaries as a result of our expansion.

Share of (losses) profits of joint ventures

Our share of profits of joint venture was US$0.8 million in 2022 and our share of losses of joint ventures was US$2.6 million in 2023. The difference was mainly due to the increase in depreciation of our hotel property and the increase in our hotel joint venture’s finance costs.

Finance costs

Our finance costs increased from US$2.6 million in 2022 to US$7.1 million in 2023, mainly due to (i) an increase in our borrowings and the interests payable thereon, and (ii)an increase in average interest rate charged by the banks due to global interest rate hike in 2023.

Income tax expense

Our income tax increased from US$0.6 million in 2022 to US$1.8 million in 2023, mainly due to the increase in the profit before tax generated from our operations.

Profit for the period

As a result of the foregoing, our profit decreased from US$23.1 million in 2022 to US$17.2 million in 2022.

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operating and investing activities primarily through cash generated from operations, funding from our Controlling Shareholder and bank borrowings. We had cash and bank balances of US$6.1 million and US$48.0 million as of December 31, 2023 and June 30, 2024, respectively. Cash and bank balances include demand deposits at banks, earning interest at floating rates based on daily bank deposit rates for all the periods. The bank balances are deposited with creditworthy banks with no recent history of default.

The following table sets forth a summary of our cash flows for the periods/years indicated.

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2022	2023	2023	2024
	US$	US$	US$	US$
	(in thousands)
			(Unaudited)
Net cash (used in) from operating activities	(1,421)	1,132	(1,126)	2,023
Net cash from investing activities	247	6,700	—	3,320
Net cash from (used in) financing activities	1,064	(2,472)	4,719	35,970
Net (decrease) increase in cash and cash equivalents	(110)	5,360	3,593	41,313
Cash and cash equivalents at beginning of year/period	1,268	1,208	1,208	6,121
Effect of foreign exchange rate changes	50	(447)	(271)	522
Cash and cash equivalents at end of year/period	1,208	6,121	4,530	47,956

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. After the Business Combination, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity will result in further dilution to our shareholders. The incurrence of indebtedness will result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Operating Activities

Net cash generated from operating activities in the six months ended June 30, 2024 was US$2.0 million. The difference between our profit before tax of US$36.5 million and operating cash inflow was primarily the result of (i) the adjustment of non-cash items of US$32.0 million, consisted primarily of US$24.8 million in gain on disposal of subsidiaries, US$8.7 million in dividend income, US$7.2 million in net fair value changes on financial assets at FVTPL, US$4.8 million in finance costs and US$3.3 million in depreciation; and (ii) a net increase in working capital by US$2.5 million. The net increase in working capital was primarily attributable to an increase in accounts receivable of US$1.2 million, a decrease in accounts payable of US$1.1 million and an increase in prepayments, deposits and other receivables of US$0.8 million, partially offset by an increase in other payables and accruals.

Net cash generated from operating activities in 2023 was US$1.1 million. The difference between our profit before tax of US$19.1 million and operating cash inflow was primarily the result of (i) the adjustment of non-cash items of US$14.6 million, consisted mainly of realized gain in disposal of financial assets at FVTPL and derivative financial instruments of US$50.5 million and dividend income of US$9.9 million, partially offset by net fair value changes on financial assets at FVTPL of US$37.8 million and finance costs of 7.1 million; and (ii) a net increase in working capital by US$3.3 million. The net increase in working capital was primarily attributable to an increase in accounts receivable of US$1.8 million, a decrease in accounts payable of US$1.4 million, and a decrease in contract liability of US$0.9 million, partially offset by an increase in other payables and accruals of US$1.3 million.

Net cash used in operating activities in 2022 was US$1.4 million. The difference between our profit before tax of US$23.7 million and operating cash outflow was primarily the result of (i) the adjustment of non-cash items of US$21.9 million, consisted primarily of net fair value changes on financial assets at FVTPL of US$13.0 million, dividend income of US$6.4 million and gain from a bargain purchase of US$4.8 million, partially offset by finance costs of US$2.6 million; (ii) a net increase in working capital by US$3.3 million. The net increase in working capital was primarily attributable to a decrease in other payables and accruals of US$1.9 million, a decrease in accounts payable of US$1.6 million and an increase in accounts receivable of US$0.9 million, partially offset by an increase in contract liabilities of US$0.8 million.

Investing Activities

Cash generated from investing activities in the six months ended June 30, 2024 was US$3.3 million), consisting primarily of the acquisition of subsidiaries of US$4.3 million, partially offset by the disposal of subsidiaries of US$1.0 million.

Cash generated from investing activities in 2023 was US$6.7 million, consisting primarily of net receipt from amounts due from joint ventures.

Cash generated from investing activities in 2022 was US$0.2 million due to the acquisition of subsidiaries.

Financing Activities

Cash generated from financing activities in the six months ended June 30, 2024 was US$36.0 million, consisting primarily of net receipt from amount due to ultimate holding company of US$39.5 million, partially offset by interest paid of US$3.0 million.

Cash used in financing activities in 2023 was US$2.5 million, consisting primarily of interest paid of US$2.6 million and repayment to subsidiaries’ non-controlling shareholders of US$2.1 million, partially offset by net receipt from amount due to ultimate holding company of US$2.8 million.

Cash generated from financing activities in 2022 was US$1.1 million, consisting primarily of new bank borrowing raised of US$5.3 million and net receipt from amount due to ultimate holding company of US$3.7 million, partially offset by repayment to subsidiaries’ non-controlling shareholders of US$6.4 million and interest paid of US$1.6 million.

Material Cash Requirements

Our material cash requirements as of June 30, 2024 and any subsequent interim period primarily include (i) borrowings, (ii) amount due to our ultimate holding company, (iii) amounts due to non-controlling shareholders of our subsidiaries, and (iv) lease liabilities.

Our borrowings mainly consists secured bank borrowings of US$220.3 million, which is denominated in Hong Kong dollars, Singapore dollars and USD, and unsecured bank borrowings of US$35,000. Except for bank borrowings of US$11.1 million carrying at fixed-rate of 5.0% per annum, other bank borrowings carry variable interest rates with a weighted average contractual interest rate of 6.18% per annum as of June 30, 2024.

Our amount due to our ultimate holding company mainly consists of interest-free current account with our ultimate holding company. The amount will be waived by our ultimate holding company upon Closing.

Our amounts due to non-controlling shareholders of our subsidiaries consists of interest-free current account of US$47.4 million and interest-bearing loan of US$29.5 million as of June 30, 2024. In August 2024, interest bearing balance of US$29.5 million was settled through the current account of our ultimate holding company and the non-controlling shareholders.

Our lease liabilities primarily consists of certain outstanding lease obligations of our offices.

The following table sets forth our material cash requirements as of June 30, 2024.

		Payment Due by Period
	Total	Within One Year	More Than One Year
	US$	US$	US$
	(in thousands, except percentages)
Bank borrowings	220,360	159	220,201
Amount due to ultimate holding company	107,976	—	107,976
Amount due to subsidiaries’ non-controlling shareholders	76,804	76,804	—
Lease liabilities	206	88	118
Total	405,346	77,051	328,295

Other than as shown above, we did not have any other significant capital and other commitments, long-term obligations or guarantees as of June 30, 2024.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Estimates

Impairment assessment of intangible assets

Determining whether intangible assets are impaired requires an estimation of the recoverable amount of the cash-generating unit to which intangible assets have been allocated, which is the higher of the value in use or fair value less costs of disposal. The value in use calculation requires us to estimate the future cash flows from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual future revenue are less than expected, or change in facts and circumstances which results in downward revision of future cash flows or upward revision of discount rate, a material impairment loss or further impairment loss may arise.

Revaluation measurement of properties

As at the end of the reporting period, our properties are stated at revalued amounts based on the valuation performed by independent qualified professional valuers. In determining the fair value, the valuers have based their valuation on income approach for respective properties, which involves certain estimates, including appropriate discount rates and market transactions of comparable properties, as appropriate. In relying on the valuation, our management has exercised its judgement and is satisfied that the methods of valuation adopted are appropriate for the relevant property and reflective of current market conditions.

Holding Company Structure

aWME is a holding company with no material operations of its own. We conduct our operations through our subsidiaries in France, Italy, the U.S., Hong Kong, Malaysia and Singapore currently. As a result, although other means are available for us to obtain financing at the holding company level, our ability to pay dividends to the shareholders and to service any debt we may incur may depend upon dividends paid by our subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us.

Quantitative and Qualitative Disclosure about Market Risks

We have various financial assets and liabilities such as financial assets at FVTPL, accounts receivable, deposits and other receivables, amounts due from joint ventures, restricted cash, cash and bank balances, accounts payable, other payables and accruals, borrowings, amounts due to subsidiaries’ non-controlling shareholders and amount due to ultimate holding company.

The main risks arising from our financial instruments are price risk, foreign currency risk, interest rate risk, credit risk and liquidity risk. Our management manages and monitors these risks to ensure appropriate measures are implemented on a timely and effective manner.

Price Risk

Equity price risk is the risk that the fair values of equity investments decrease as a result of changes in the levels of equity indices and the value of individual securities. We are exposed to equity securities price risk because certain investments we held are classified in the combined statements of financial position as financial assets at FVTPL. Profit for the year/period would increase/decrease as a result of gains/losses on equity securities classified as financial assets at FVTPL.

As of December 31, 2022 and 2023 and June 30, 2024, if there had been a 5% increase/decrease in the equity price of listed equity shares, included in financial assets at FVTPL, with all other variables held constant, our profit before tax would have been approximately US$5,524,000, US$3,603,000 and US$3,577,000, respectively.

We also had concentration risk in two listed equity shares as of December 31, 2022 and 2023 and June 30, 2024.

We entered into certain agreements in relation to the movement of the share price of the entirety of our holding of certain listed shares to reduce our exposure to the changes in fair value of financial assets. The derivative financial asset is initially recognized at fair value and are subsequently remeasured at fair value and any gains or losses arising from changes in fair value of derivative financial asset are taken directly to profit or loss.

No sensitivity analysis is prepared on unlisted equity shares and movie income right investments as our directors consider that the impact on the price risk is insignificant.

Foreign Currency Risk

We have certain transactions denominated in foreign currencies which are different from our functional currency, and therefore we are exposed to foreign currency risk. We currently do not have a foreign currency hedging policy. However, our management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

Our key currency risk exposure primarily arises from accounts receivable, accounts payable and bank balances denominated in other currencies. As of December 31, 2022 and 2023 and June 30, 2024, we had no significant exposure to foreign currency risk.

Interest Rate Risk

We are exposed to cash flow interest rate risk in relation to variable-rate bank balances and variable-rate borrowings. We aim at keeping borrowings at variable rates. We manage our interest rate exposures by assessing the potential impact arising from any interest rate movements based on interest rate level and outlook. Our management will review the proportion of borrowings in fixed and floating rates and ensure they are within reasonable range. Our cash flow interest rate risk exposure is insignificant.

Credit Risk

Credit risk refers to the risk that our counterparties default on their contractual obligations resulting in financial losses to us. Our credit risk exposures are primarily attributable to accounts receivable, bank balances and deposits and other receivables. Our directors consider that these credit risks are not significant.

Liquidity Risk

We aim to maintain cash and credit lines to meet its liquidity requirements. We finance our working capital requirements through a combination of funds generated from operations, loans and equity financing. Our liquidity risk exposures are primarily attributable to accounts payable, other payables and accruals, borrowings, amounts due to subsidiaries’ non-controlling shareholders, amount due to ultimate holding company.

Internal Control Over Financial Reporting

Prior to the consummation of the Business Combination, we had been a private company with limited accounting personnel and other resources with which to address our internal control. Our management has not completed an assessment of the effectiveness of our internal control and procedures over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our combined financial statements included in this prospectus, we and our independent registered public accounting firm did not identify any material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, control deficiencies may have been identified. See “Risk Factors — Risks Relating to Our Business and Industry — If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our securities may be adversely affected.”

As a company with less than US$1.235 billion in revenues for fiscal year of 2023, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2.2 of our combined financial statements included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial statements present the combination of the financial information of aWME and Black Spade II adjusted to give effect to (i) the Transactions described under the sections “the Business Combination Agreement” and “Agreements in connection with the Business Combination Agreement,” and (ii) the aWME Reorganization, which is described under the heading “Summary of the Proxy Statement/Prospectus — Corporate History and Structure of aWME”. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Defined terms included in these financial statements have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined statement of financial position as of June 30, 2024 combines the audited combined statement of financial position of aWME as of June 30, 2024 with the unaudited historical condensed balance sheet of Black Spade II as of June 30, 2024, as if the Transactions, aWME Reorganization and the Black Spade II’s IPO had been completed on June 30, 2024.

The following unaudited pro forma condensed combined statement of profit or loss and other comprehensive income for the year ended December 31, 2023 combines the audited combined statement of profit or loss and other comprehensive income of aWME for the year ended December 31, 2023 as if the Transactions, aWME Reorganization and the Black Spade II’s IPO had been completed on January 1, 2023. Black Spade II was incorporated on May 9, 2024. For the purpose of the unaudited pro forma condensed combined financial information, it is assumed that Black Spade II existed on January 1, 2023.

The following unaudited pro forma condensed combined statement of profit or loss and other comprehensive income for the six months ended June 30, 2024 combines the audited statement of profit or loss and other comprehensive income of aWME for the six months ended June 30, 2024 with the unaudited condensed statements of operations of Black Spade II for the period from May 9, 2024 (inception) to June 30, 2024, as if the Transactions, aWME Reorganization and the Black Spade II’s IPO had been completed on January 1, 2023.

The historical financial information of Black Spade II was derived from its unaudited historical condensed financial statements for period from May 9, 2024 (inception) to June 30, 2024, included elsewhere in this proxy statement/prospectus. The historical financial information of aWME was derived from its audited combined financial statements for the year ended December 31, 2023 and six months ended June 30, 2024, included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information and the accompanying notes should be read together with aWME’s and Black Spade II’s financial statements and related notes, the sections titled “aWME’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Black Spade II’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this proxy statement/prospectus.

The pro forma adjustments related to the Transactions, which we refer to as the “Transactions Adjustments,” the pro forma adjustments related to the aWME Reorganization, which we refer to as the “aWME Reorganization Adjustments,” and the pro forma adjustments related to the Black Spade II’s IPO, which we refer to as the “Completion of Initial Public Offering Adjustments,” collectively, are described in the notes to the unaudited pro forma consolidated financial information.

The unaudited pro forma condensed combined statements of profit or loss and other comprehensive income (i) are based on information currently available, (ii) are intended for informational purposes only, (iii) are not necessarily indicative of and do not purport to represent what our operating results would have been had the Transactions, aWME Reorganization and the Black Spade II’s IPO occurred as described or what our future operating results will be after giving effect to these events, and (iv) do not reflect all actions that may be undertaken by us after the Transactions, aWME Reorganization and the Black Spade II’s IPO.

Description of the Transactions

On January 27, 2025, Black Spade II entered into the Business Combination Agreement with aWME and WME Merger Sub Limited, a wholly owned subsidiary of aWME (“Merger Sub”). Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Black Spade II, with Black Spade II surviving the Merger. As a result of the Merger, and upon consummation of the Merger and the other transactions entered into in connection with the Business Combination Agreement, Black Spade II will become a wholly owned subsidiary of aWME, with the securityholders of Black Spade II becoming securityholders of aWME. After the completion of the Transactions, aWME’s shares and warrants are expected to trade on a Qualified Stock Exchange under the ticker symbol “aWME” and “aWMEWW,” respectively and aWME will become a publicly-listed entity.

Pursuant to the Business Combination Agreement and assuming the Recapitalization has occurred, at the Effective Time (a) each BSII Class A Ordinary Share outstanding immediately prior to the Effective Time will be converted into one aWME Class A Ordinary Share (b) each BSII Class B Ordinary Share outstanding immediately prior to the Effective Time will be converted into one aWME Class A Ordinary Share, and (c) each Black Spade II Warrant outstanding immediately prior to the Effective Time will be assumed by aWME and will become an aWME Warrant, with the number of aWME Class A ordinary shares underlying the aWME warrants and the exercise price of such aWME warrants subject to adjustment in accordance with the Business Combination Agreement in the event of a stock split, share dividend or distribution, or any change in aWME’s share capital by reason of any recapitalization, reclassification, exchange of shares.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below:

•        Assuming No Redemptions: This presentation assumes that no Public Shareholders elect to have their Public Shares redeemed for cash in connection with the Transactions and there are no dissenting Shareholders.

•        Assuming 50% of the Maximum Redemptions: This presentation assumes a scenario where Public Shareholders exercise rights to redeem 7,650,000 Public Shares, which represents the medium level of redemptions.

•        Assuming Maximum Redemptions: This presentation assumes a scenario where Public Shareholders exercise rights to redeem Public Shares, which represents the maximum level of redemption that could occur without a failure to satisfy the condition to the obligation to consummate the Business Combination, that Black Spade II has net tangible assets of at least $5,000,001 upon the consummation of Business Combination.

Under the three scenarios of no redemptions, 50% of the maximum redemptions and maximum redemptions, the Business Combination will be accounted for as a recapitalization, with no goodwill or other intangible assets recorded, in accordance with IFRS.

Consideration

The following represents the aggregate merger consideration under the no redemptions, 50% of the maximum redemptions and maximum redemptions scenarios, assuming no aWME warrants issued to Black Spade II warrant holders in accordance with the Business Combination Agreement have been exercised:

	Assuming No Redemption		Assuming 50% of the Maximum Redemptions		Assuming Maximum Redemptions
	Purchase price	Share issue	Purchase price	Share issue	Purchase price	Share issue
	US$’000		US$’000		US$’000
Share Consideration to Black Spade II	191,250	19,125,000	114,750	11,475,000	43,153	4,315,286

The value of ordinary shares is reflected at $10 per share, assuming the consummation of the expected Share Consolidation.

Ownership

The following summarizes the unaudited pro forma aWME ordinary shares outstanding under the no redemptions, 50% of the maximum redemptions and maximum redemptions scenarios, assuming no aWME warrants issued to Black Spade II warrant holders in accordance with the Business Combination Agreement have been exercised:

	Assuming No Redemptions(1)		Assuming 50% of the Maximum Redemptions(1)		Assuming Maximum Redemptions(1)
	Number	%	Number	%	Number	%
Black Spade II Public Shareholders(4)
Public Shares(2)	15,300,000	22.5	7,650,000	12.7	490,286	0.9
	15,300,000	22.5	7,650,000	12.7	490,286	0.9
Sponsor and other Initial Shareholder of Black Spade II(4)
Founder Shares(3)	3,825,000	5.6	3,825,000	6.3	3,825,000	7.2
	3,825,000	5.6	3,825,000	6.3	3,825,000	7.2
Current aWME Shareholders(5)
Voting Ordinary Shareholders
AMTD Digital	19,285,912	28.4	19,285,912	32.0	19,285,912	36.3
AMTD IDEA	18,425,068	27.1	18,425,068	30.6	18,425,068	34.7
South Horizon	3,235,714	4.8	3,235,714	5.4	3,235,714	6.1
Radisson Everton	1,464,944	2.2	1,464,944	2.4	1,464,944	2.8
AMTD Group	45,308	0.1	45,308	0.1	45,308	0.1
	42,456,944	62.6	42,456,944	70.5	42,456,944	80.6
Non-voting Redeemable Ordinary Shareholders
AMTD Digital	6,343,056	9.3	6,343,056	10.5	6,343,056	11.9
	48,800,000	71.9	48,800,000	81.0	48,800,000	91.9
	67,925,000	100.0	60,275,000	100.0	53,115,286	100.0

____________

Notes:

(1)     The share amounts and ownership percentages set forth above are not indicative of voting percentages. Excludes the potential dilutive effect of any aWME warrants outstanding, earnout shares issued after the Closing or equity awards that may be granted under the aWME Award Plan. If the actual facts are different than the assumptions set forth above, the share amounts and percentage ownership numbers set forth above will be different.

(2)     Represents the issuance of aWME ordinary shares to Public Shareholders, in the cases of no redemptions, 50% of the maximum redemptions, and maximum redemptions.

(3)     Represents the issuance of aWME ordinary shares to the Sponsor and the other Initial Shareholders, in the cases of no redemptions, 50% of the maximum redemptions, and maximum redemptions.

(4)     Historical issued and outstanding shares of Black Spade II are 15,300,000 Class A Ordinary Shares held by Black Spade II Public Shareholders and 3,825,000 Class B Ordinary Shares held by the Sponsor and other Initial Shareholders.

(5)     Historical issued and outstanding shares of aWME are 5,108, 4,880, 857, 388 and 12 voting ordinary shares held by AMTD Digital, AMTD IDEA, South Horizon, Radisson Everton an AMTD Group Inc., respectively, and 1,680 non-voting redeemable ordinary shares held by AMTD Digital.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2023

	aWME Reorganization				Black Spade II	Transactions – Scenario 1 No redemption			Transactions – Scenario 2 50% of the Maximum Redemption			Transactions – Scenario 3 Maximum Redemption
	aWME	Adjustments		Pro forma aWME		Adjustments		Pro forma Combined	Adjustments		Pro forma Combined	Adjustments		Pro forma Combined
	US$’000	US$’000		US$’000	US$’000	US$’000		US$’000	US$’000		US$’000	US$’000		US$’000
REVENUE
Media advertising and marketing services income	14,422	—		14,422	—	—		14,422	—		14,422	—		14,422
Hotel operation, hospitality and VIP service income	5,423	—		5,423	—	—		5,423	—		5,423	—		5,423
Dividend income and gain related to disposed financial assets at fair value through profit or loss (“FVTPL”)	60,457	—		60,457	—	—		60,457	—		60,457	—		60,457
Net fair value changes on financial assets at fair value through profit or loss	(37,759)	(304,560)	(aa)	(366,251)	—	—		(366,251)	—		(366,251)	—		(366,251)
		(23,932)	(bb)
	42,543	(328,492)		(285,949)	—	—		(285,949)	—		(285,949)	—		(285,949)
Other income	1,245	—		1,245	—	—		1,245	—		1,245	—		1,245
Gain from a bargain purchase	4,469	—		4,469	—	—		4,469	—		4,469	—		4,469
Cost of production and hotel operation	(5,886)	—		(5,886)	—	—		(5,886)	—		(5,886)	—		(5,886)
Other operating expenses	(5,677)	(820)	(cc)	(6,497)	—	(2,500)	(ee)	(8,997)	(2,500)	(ee)	(8,997)	(2,500)	(ee)	(8,997)
Staff costs	(7,891)	—		(7,891)	—	—		(7,891)	—		(7,891)	—		(7,891)
Share of profits (losses) of joint ventures	(2,608)	—		(2,608)	—	—		(2,608)	—		(2,608)	—		(2,608)
Finance costs	(7,136)	—		(7,136)	—	—		(7,136)	—		(7,136)	—		(7,136)
PROFIT BEFORE TAX	19,059	(329,312)		(310,253)	—	(2,500)		(312,753)	(2,500)		(312,753)	(2,500)		(312,753)
Income tax expense	(1,811)	—		(1,811)	—	—		(1,811)	—		(1,811)	—		(1,811)
PROFIT FOR THE YEAR	17,248	(329,312)		(312,064)	—	(2,500)		(314,564)	(2,500)		(314,564)	(2,500)		(314,564)
OTHER COMPREHENSIVE INCOME (EXPENSES)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(966)	—		(966)	—	—		(966)	—		(966)	—		(966)
Share of other comprehensive income (expenses) of joint ventures	5,269	—		5,269	—	—		5,269	—		5,269	—		5,269
Items that may be reclassified subsequently to profit or loss:
Exchange difference on translation from functional currency to presentation currency	(361)	—		(361)	—	—		(361)	—		(361)	—		(361)
Surplus on revaluation of properties	9,041	—		9,041	—	—		9,041	—		9,041	—		9,041
OTHER COMPREHENSIVE INCOME (EXPENSES) FOR THE YEAR/PERIOD	12,983	—		12,983	—	—		12,983	—		12,983	—		12,983
TOTAL COMPREHENSIVE INCOME (EXPENSES) FOR THE YEAR/PERIOD	30,231	(329,312)		(299,081)	—	(2,500)		(301,581)	(2,500)		(301,581)	(2,500)		(301,581)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2023 — (Continued)

	aWME Reorganization				Black Spade II	Transactions – Scenario 1 No redemption		Transactions – Scenario 2 50% of the Maximum Redemption		Transactions – Scenario 3 Maximum Redemption
	aWME	Adjustments		Pro forma aWME		Adjustments	Pro forma Combined	Adjustments	Pro forma Combined	Adjustments	Pro forma Combined
	US$’000	US$’000		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Profit for the year/period attributable to:
Owners of the Company	8,164	(304,560)	(aa)	(309,574)	—	(2,500)	(312,074)	(2,500)	(312,074)	(2,500)	(312,074)
		(23,932)	(bb)
		(820)	(cc)
		11,574	(dd)
Non-controlling interests	9,084	(11,574)	(dd)	(2,490)	—	—	(2,490)	—	(2,490)	—	(2,490)
	17,248	(329,312)		(312,064)	—	(2,500)	(314,564)	(2,500)	(314,564)	(2,500)	(314,564)
Total comprehensive income for the year/period attributable to:
Owners of the Company	11,144	(304,560)		(297,050)	—	(2,500)	(299,550)	(2,500)	(299,550)	(2,500)	(299,550)
		(23,932)
		(820)
		21,118
Non-controlling interests	19,087	(21,118)		(2,031)	—	—	(2,031)	—	(2,031)	—	(2,031)
	30,231	(329,312)		(299,081)	—	(2,500)	(301,581)	(2,500)	(301,581)	(2,500)	(301,581)
Weighted-average aWME’s ordinary shares outstanding, basic and diluted	18,312,494			18,312,494			67,925,000		60,275,000		53,115,286
Profit (loss) per share attributable to aWME’s ordinary shareholders, basic and diluted	0.45			(16.91)			(4.59)		(5.18)		(5.88)
Weighted average Black Spade II’s redeemable Class A Ordinary Shares subject to possible redemption, basic and diluted					15,300,000
Loss per share attributable to Black Spade II’s redeemable Class A Ordinary Shares subject to possible redemption, basic and diluted					—
Weighted average Black Spade II’s non-redeemable Class B Ordinary Shares outstanding, basic and diluted					3,825,000
Loss per share attributable to Black Spade II’s non-redeemable Class B Ordinary Shares outstanding, basic and diluted					—

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2024

	WME Reorganization					Transactions – Scenario 1 No redemption			Transactions – Scenario 2 50% of the Maximum Redemption			Transactions – Scenario 3 Maximum Redemption
	aWME	Adjustments		Pro forma aWME	Black Spade II	Adjustments		Pro forma Combined	Adjustments		Pro forma Combined	Adjustments		Pro forma Combined
	US$’000	US$’000		US$’000	US$’000	US$’000		US$’000	US$’000		US$’000	US$’000		US$’000
REVENUE
Media advertising and marketing services income	10,446	—		10,446	—	—		10,446	—		10,446	—		10,446
Hotel operation, hospitality and VIP service income	7,905	—		7,905	—	—		7,905	—		7,905	—		7,905
Dividend income and gain related to disposed financial assets at fair value through profit or loss (“FVTPL”)	8,660	—		8,660	—	—		8,660	—		8,660	—		8,660
Net fair value changes on financial assets at fair value through profit or loss	7,220	(30,080)	(aa)	(14,988)	—	—		(14,988)	—		(14,988)	—		(14,988)
		7,872	(bb)
	34,231	(22,208)		12,023	—	—		12,023	—		12,023	—		12,023
Other income	24,785	—		24,785	—	—		24,785	—		24,785	—		24,785
Cost of production and hotel operation	(5,401)	—		(5,401)	—	—		(5,401)	—		(5,401)	—		(5,401)
Other operating expenses	(6,127)	(410)	(cc)	(6,537)	(53)	(2,500)	(ee)	(9,090)	(2,500)	(ee)	(9,090)	(2,500)	(ee)	(9,090)
Staff costs	(5,669)	—		(5,669)	—	—		(5,669)	—		(5,669)	—		(5,669)
Share of profits (losses) of joint ventures	(558)	—		(558)	—	—		(558)	—		(558)	—		(558)
Finance costs	(4,775)	—		(4,775)	—	—		(4,775)	—		(4,775)	—		(4,775)
PROFIT BEFORE TAX	36,486	(22,618)		13,868	(53)	(2,500)		11,315	(2,500)		11,315	(2,500)		11,315
Income tax expense	(1,549)	—		(1,549)	—	—		(1,549)	—		(1,549)	—		(1,549)
PROFIT FOR THE PERIOD	34,937	(22,618)		12,319	(53)	(2,500)		9,766	(2,500)		9,766	(2,500)		9,766
OTHER COMPREHENSIVE INCOME (EXPENSES)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(185)	—		(185)	—	—		(185)	—		(185)	—		(185)
Share of other comprehensive income (expenses) of joint ventures	2,833	—		2,833	—	—		2,833	—		2,833	—		2,833
Items that may be reclassified subsequently to profit or loss:
Exchange difference on translation from functional currency to presentation currency	269	—		269	—	—		269	—		269	—		269
Surplus on revaluation of properties	3,173	—		3,173	—	—		3,173	—		3,173	—		3,173
OTHER COMPREHENSIVE INCOME (EXPENSES) FOR THE YEAR/PERIOD	6,090	—		6,090	—	—		6,090	—		6,090	—		6,090
TOTAL COMPREHENSIVE INCOME (EXPENSES) FOR THE YEAR/PERIOD	41,027	(22,618)		18,409	(53)	(2,500)		15,856	(2,500)		15,856	(2,500)		15,856

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2024 — (Continued)

	WME Reorganization					Transactions – Scenario 1 No redemption		Transactions – Scenario 2 50% of the Maximum Redemption		Transactions – Scenario 3 Maximum Redemption
	aWME	Adjustments		Pro forma aWME	Black Spade II	Adjustments	Pro forma Combined	Adjustments	Pro forma Combined	Adjustments	Pro forma Combined
	US$’000	US$’000		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Profit for the year/period attributable to:
Owners of the Company	16,155	(30,080)	(aa)	14,427	(53)	(2,500)	11,874	(2,500)	11,874	(2,500)	11,874
		7,872	(bb)
		(410)	(cc)
		20,890	(dd)
Non-controlling interests	18,782	(20,890)		(2,108)	—	—	(2,108)	—	(2,108)	—	(2,108)
	34,937	(22,618)		12,319	(53)	(2,500)	9,766	(2,500)	9,766	(2,500)	9,766
Total comprehensive income for the year/period attributable to:
Owners of the Company	18,832	(30,080)	(aa)	20,731	(53)	(2,500)	18,178	(2,500)	18,178	(2,500)	18,178
		7,872	(bb)
		(410)	(cc)
		24,517	(dd)
Non-controlling interests	22,195	(24,517)	(dd)	(2,322)	—	—	(2,322)	—	(2,322)	—	(2,322)
	41,027	(22,618)		18,409	(53)	(2,500)	15,856	(2,500)	15,856	(2,500)	15,856
Weighted-average aWME’s ordinary shares outstanding, basic and diluted	13,053,937			13,053,937			67,925,000		60,275,000		53,115,286
Profit per share attributable to aWME’s ordinary shareholders, basic and diluted	1.24			1.11			0.17		0.20		0.22
Weighted average Black Spade II’s redeemable Class A Ordinary Shares subject to possible redemption, basic and diluted					15,300,000
Loss per share attributable to Black Spade II’s redeemable Class A Ordinary Shares subject to possible redemption, basic and diluted					(0.00)
Weighted average Black Spade II’s non-redeemable Class B Ordinary Shares outstanding, basic and diluted					3,825,000
Loss per share attributable to Black Spade II’s non-redeemable Class B Ordinary Shares outstanding, basic and diluted					(0.00)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
As of June 30, 2024

	aWME Reorganization					Completion of Initial Public Offering			Transactions – Scenario 1 No redemption			Transactions – Scenario 2 50% of the Maximum Redemption			Transactions – Scenario 3 Maximum Rede
	aWME	Adjustments		Pro forma aWME	Black Spade II	Adjustments		Pro forma Black Spade II	Adjustments		Pro forma Combined	Adjustments		Pro forma Combined	Adjustments		WME
	US$’000	US$’000		US$’000	US$’000	US$’000		US$’000	US$’000		US$’000	US$’000		US$’000	US$’000		US$’000
ASSETS
Non-current assets
Property, plant and equipment	542,123	23,000	(a)	565,123	—	—		—	—		565,123	—		565,123	—		565,123
Intangible assets	118,710			118,710	—	—		—	—		118,710	—		118,710	—		118,710
Financial assets at fair value through profit or loss	77,985	193,909	(b)	316,629	—	—		—	—		316,629	—		316,629	—		316,629
		44,735	(c)
Total non-current assets	738,818	261,644		1,000,462	—	—		—	—		1,000,462	—		1,000,462	—		1,000,462
Current assets
Accounts receivable	3,944	—		3,944	—	—		—	—		3,944	—		3,944	—		3,944
Prepayments, deposits and other receivables	12,240	—		12,240	333	—		333	—		12,573	—		12,573	—		12,573
Financial assets at fair value through profit or loss	13,162	—		13,162	—	—		—	—		13,162	—		13,162	—		13,162
Cash held in Trust Account	—	—		—	—	153,000	(f)	153,000	(153,000)	(i)	—	(153,000)		—	(153,000)	(i)	—
Cash and bank balances	47,956	—		47,956	—	5,560	(g)	2,421	147,440	(j)	174,435	70,940		107,498	—	(j)	4,850
						(3,139)	(h)		(4,257)	(k)		(4,257)			(4,257)	(k)
									(19,125)	(q)		(9,563)			(613)	(q)
															(657)	(r)
Total current assets	77,302	—		77,302	333	155,421		155,754	(28,942)		204,114	(95,880)		137,177	(158,527)		74,529
Total assets	816,120	261,644		1,077,764	333	155,421		155,754	(28,942)		1,204,576	(95,880)		1,137,639	(158,527)		1,074,991
EQUITY AND LIABILITIES
Current liabilities
Accounts payable	786	—		786	30	—		30	—		816	—		816	—		816
Other payables and accruals	10,723	—		10,723	253	—		253	10,000	(i)	20,976	10,000	(l)	20,976	10,000	(l)	20,976
Promissory note – related party	—	—		—	78	—		78	—		78	—		78	—		78
Deferred underwriting fee	—	—		—	—	4,257	(h)	4,257	(4,257)	(k)	—	(4,257)	(k)	—	(4,257)	(k)	—
Contract liabilities	665	—		665	—	—		—	—		665	—		665	—		665
Tax payable	1,492	—		1,492	—	—		—	—		1,492	—		1,492	—		1,492
Borrowings	159	—		159	—	—		—	—		159	—		159	—		159
Lease liabilities	88	—		88	—	—		—	—		88	—		88	—		88
Amounts due to subsidiaries’ non-controlling shareholders	76,804	—		76,804	—	—		—	—		76,804	—		76,804	—		76,804
Total current liabilities	90,717	—		90,717	361	4,257		4,618	5,743		101,078	5,743		101,078	5,743		101,078

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
As of June 30, 2024 — (Continued)

	aWME Reorganization					Completion of Initial Public Offering			Transactions – Scenario 1 No redemption			Transactions – Scenario 2 50% of the Maximum Redemption			Transactions – Scenario 3 Maximum Rede
	aWME	Adjustments		Pro forma aWME	Black Spade II	Adjustments		Pro forma Black Spade II	Adjustments		Pro forma Combined	Adjustments		Pro forma Combined	Adjustments		WME
	US$’000	US$’000		US$’000	US$’000	US$’000		US$’000	US$’000		US$’000	US$’000		US$’000	US$’000		US$’000
Non-current liabilities
Provisions	1,485	—		1,485	—	—		—	—		1,485	—		1,485	—		1,485
Borrowings	220,201	—		220,201	—	—		—	—		220,201	—		220,201	—		220,201
Lease liabilities	118	—		118	—	—		—	—		118	—		118	—		118
Deferred tax liabilities	5,626	—		5,626	—	—		—	—		5,626	—		5,626	—		5,626
Amount due to ultimate holding company	107,976	(107,976)	(d)	—	—	—		—	—		—	—		—	—		—
Total non-current liabilities	335,406	(107,976)		227,430	—	—		—	—		227,430	—		227,430	—		227,430
Total liabilities	426,123	(107,976)		318,147	361	4,257		4,618	5,743		328,508	5,743		328,508	5,743		328,508
CAPITAL AND RESERVES
Black Spade II’s Class A share capital	—	—		—	—	153,000	(f)	153,000	(153,000)	(m)	—	(153,000)	(m)	—	(153,000)	(m)	—
aWME’s share capital	—	—		—	—	—		—	191,250	(n)	191,250	114,750	(n)	114,750	43,153	(n)	43,153
Black Spade II’s Class B share capital		—			25	—		25	(25)	(o)	—	(25)	(o)	—	(25)	(o)	—
Reserves	123,021	23,000	(a)	663,724	(53)	5,560	(g)	(1,889)	(53,785)	(p)	588,925	(53,785)	(p)	598,488	(53,785)	(p)	607,437
		193,909	(b)			(7,396)	(h)		(19,125)	(q)		(9,563)	(q)		(613)	(q)
		44,735	(c)
		107,976	(d)
		171,083	(e)
Equity attributable to owners of the Company	123,021	540,703		663,724	(28)	151,164		151,136	(34,685)		780,175	(101,623)		713,238	(164,270)		650,590
Non-controlling interests	266,976	(171,083)	(e)	95,893	—	—		—	—		95,893	—		95,893	—		95,893
Total equity	389,997	369,620		759,617	(28)	151,164		151,136	(34,685)		876,068	(101,623)		809,131	(164,270)		746,483
Total liabilities and equity	816,120	261,644		1,077,764	333	155,421		155,754	(28,942)		1,204,576	(95,880)		1,137,639	(158,527)		1,074,991

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the aWME Reorganization, the Black Spade II’s IPO and the Transactions and has been prepared for informational purposes only.

The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

aWME and Black Spade II did not have any historical relationship prior to the Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2024, assumes that the Transactions occurred on June 30, 2024.

The unaudited pro forma condensed combined statement of profit or loss and other comprehensive income for the year ended December 31, 2023, and for the six months ended June 30, 2024, presents the pro forma adjustments of the Transactions, aWME Reorganization and the Black Spade II’s IPO as if they had been completed on January 1, 2023. Black Spade II was incorporated on May 9, 2024. For the purpose of the unaudited pro forma condensed combined financial information, it is assumed that Black Spade II existed on January 1, 2023.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2024 has been prepared using, and should be read in conjunction with, the following:

•        Black Spade II’s unaudited condensed balance sheet as of June 30, 2024 and the related notes included elsewhere in this proxy statement/prospectus; and

•        aWME’s audited combined statement of financial position as of June 30, 2024 and the related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed statements of profit or loss and other comprehensive income for the year ended December 31, 2023 and for the six months ended June 30, 2024 have been prepared using, and should be read in conjunction with, the following:

•        Black Spade II’s unaudited condensed statements of operations for the period from May 9, 2024 (inception) to June 30, 2024 and the related notes included elsewhere in this proxy statement/prospectus; and

•        aWME’s audited combined statements of profit or loss and other comprehensive income for the year ended December 31, 2023 and the six months ended June 30, 2024 and the related notes included elsewhere in this proxy statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Transactions, aWME Reorganization and the Black Spade II’s IPO.

The pro forma adjustments reflecting the consummation of the aWME Reorganization, the Black Spade II’s IPO and the Transactions are based on certain currently available information and certain assumptions and methodologies that aWME believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible that the difference may be material. aWME believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the aWME Reorganization, the Black Spade II’s IPO and the Transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the aWME Reorganization, the Black Spade II’s IPO and the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Post-Business Combination company. They should be read in conjunction with the historical financial statements and notes thereto of Black Spade II and aWME.

2. Accounting Policies

Upon consummation of the Transactions, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Post-Business Combination company following the Transactions.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the aWME Reorganization, the Black Spade II’s IPO and the Transactions and has been prepared for informational purposes only. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the Company upon consummation of the Transactions. Black Spade II and aWME have not had any historical relationship prior to the Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the Post-Business Combination company filed consolidated income tax returns during the period presented.

The unaudited pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of profit or loss and other comprehensive income are based upon the number of aWME’s shares outstanding, assuming the aWME Reorganization, the Black Spade II’s IPO and the Transactions occurred on January 1, 2023.

aWME Reorganization

The aWME Reorganization was completed in November 2024.

The impacts from the aWME Reorganization event have been included in the unaudited pro forma condensed combined statements of profit or loss and other comprehensive income for the year ended December 31, 2023 and six months ended June 30, 2024 as follows:

(aa)   Reflects the inclusion of the fair value adjustment on AMTD Digital Inc’s shares under the assumption that the aWME Reorganization occurred on January 1, 2023 and AMTD Digital Inc’s shares are injected to aWME from that date.

(bb)  Reflects the inclusion of the fair value adjustment on a bank’s shares listed in Hong Kong under the assumption that the aWME Reorganization occurred on January 1, 2023 and the bank’s shares listed in Hong Kong are injected to aWME from that date.

(cc)   Reflects the inclusion of the depreciation charges under the assumption that aWME Reorganization occurred on January 1, 2023 and the properties are injected to aWME from that date. The depreciation of these properties is charged based on the depreciation policy of aWME.

(dd)  Reflects the reallocation of the profit and loss and other comprehensive income between the owners of the Company and non-controlling interests. Historically, aWME prepared its combined financial statements to capture the businesses of aWME, which have operated under the common controlling interests of AMTD Group Inc. As such, certain profit and loss and other comprehensive income has been allocated to the non-controlling interests of AMTD IDEA Group and AMTD Digital Inc, the intermediate holding company and immediate holding company of aWME. With the assumption that aWME Reorganization occurred on January 1, 2023, the profit and loss and other comprehensive income historically allocated to the non-controlling interests of AMTD IDEA Group and AMTD Digital Inc will not be incurred after that date and accordingly allocate to owners of the Company.

The aWME Reorganization adjustments included in the unaudited pro forma condensed combined statements of financial position as of June 30, 2024 are as follows:

(a)     Represents pro forma adjustment to property, plant and equipment to reflect the injection of properties in aWME as if aWME Reorganization occurred on June 30, 2024.

(b)    Represents pro forma adjustment to financial assets at fair value through profit or loss to reflect the injection of shares of AMTD Digital Inc in aWME as if aWME Reorganization occurred on June 30, 2024.

(c)     Represents pro forma adjustment to financial assets at fair value through profit or loss to reflect the injection of a bank’s shares listed in Hong Kong in aWME as if aWME Reorganization occurred on June 30, 2024.

(d)    Represents pro forma adjustment to amount due to ultimate holding company to reflect the waiver of the obligation by the ultimate holding company and capitalise to the equity of aWME as if aWME Reorganization occurred on June 30, 2024

(e)     Represents the re-allocation between the owners of the Company and non-controlling interests. Historically, aWME prepared its combined financial statements to capture the businesses of aWME, which have operated under the common controlling interests of AMTD Group Inc. As such, certain equity has been allocated to the non-controlling interests of AMTD IDEA Group and AMTD Digital Inc, the intermediate holding company and immediate holding company of aWME. With the assumption that aWME Reorganization occurred on June 30, 2024, the equity historically allocated to the non-controlling interests of AMTD IDEA Group and AMTD Digital Inc will not be incurred after that date and accordingly allocate to owners of the Company.

Completion of Initial Public Offering

Black Spade II completed its initial public offering in August 2024.

The impacts from the completion of initial public offering have been included in the unaudited pro forma condensed combined statements of financial position as of June 30, 2024 as follows:

(f)     Represents the pro forma adjustment on cash held in Trust account with US$153.0 million of the net proceeds from the Initial Public Offering by Black Spade II and the sale of the Private Placement Warrants were placed in the Trust Account.

(g)    Represented the pro forma adjustment on the sale of 11,120,000 Private Placement Warrants at the price of US$0.50 per Private Placement Warrant to the Sponsor.

(h)    Represented the pro forma adjustment on total transaction costs of US$7.396 million with cash underwriting fee and other offering costs of US$3.139 million and deferred underwriting fee with US$4.257 million. The deferred fee will be payable to the underwriters from the amounts held in the Trust Account solely in the event that Black Spade II completes a business combination.

The Transactions

The impacts from The Transactions have been included in the unaudited pro forma condensed combined statements of profit or loss and other comprehensive income for the year ended December 31, 2023 and six months ended June 30, 2024 as follows:

(ee)   Represents the transaction costs of The Transactions charged to profit or loss.

The Transactions adjustments included in the unaudited pro forma condensed combined statement of financial position as of June 30, 2024, are as follows:

(i)     Reflects the reclassification of US$153.0 million of investments held in the Trust Account that becomes available following the Transactions in the case of no redemptions, 50% of the maximum redemptions, or maximum redemptions.

(j)     Represents pro forma adjustments to cash and bank balances to reflect in the case of no redemptions the following:

US$’000
Reclassification of Investments held in the Trust Account	153,000
Transaction bonus incurred to Black Spade II	(5,560)
147,400
Represents pro forma adjustments to cash and bank balances to reflect in the case of 50% of the maximum redemptions the following:
US$’000
Reclassification of Investments held in the Trust Account	153,000
Transaction bonus incurred to Black Spade II	(5,560)
The payment to redeem Public Shares held by Public Shareholders	(76,500)
70,940
Represents pro forma adjustments to cash and bank balances to reflect in the case of maximum redemptions the following:
US$’000
Reclassification of Investments held in the Trust Account	153,000
The payment to redeem Public Shares held by Public Shareholders	(148,097)
Transaction bonus incurred to Black Spade II	(4,903)

In the case of maximum redemptions, the fund remained in the Trust Account is not sufficient to pay for transaction bonus to Black Spade II, the transaction bonus to Black Spade II will be firstly deducted from the Trust Account, and any shortfall will be paid by aWME in adjustment (r) as follows.

(k)    Reflects the payment of deferred underwriting commission upon the completion of the Transactions.

(l)     Reflects the transaction costs of approximately US$10.0 million payable by aWME in connection with the Transactions.

(m)   Reflects the reclassification of US$153.0 million of BSII Class A Ordinary Shares subject to possible redemption to permanent equity after being converted into aWME Class A Ordinary Share, in the case of no redemptions, or the redeemed value of US$76.5 million of BSII Class A Ordinary Shares subject to possible redemption and the reclassification of the remaining US$76.5 million of BSII Class A Ordinary Shares subject to possible redemption to permanent equity after being converted into aWME Class A ordinary shares, in the case of 50% of the maximum redemptions, or the redeemed value of BSII Class A Ordinary Shares subject to possible redemption and the reclassification of remaining BSII Class A Ordinary Shares subject to possible redemption to permanent equity after being converted into aWME Class A Ordinary Shares in the case of maximum redemptions.

(n)    Reflects the share consideration of US$191,250,000 from the issuance of 19,125,000 aWME Class A Ordinary Shares at US$10 per share, in the case of no redemptions, or the share consideration of US$114,750,000 million from the issuance of 11,475,000 aWME Class A Ordinary Shares at US$10 per share, in the case of 50% of the maximum redemptions, or the share consideration of US$38,250,000 from the issuance of 3,825,000 aWME Class A Ordinary Shares at 10 per share, in the case of maximum redemptions.

(o)    Reflects the reclassification of US$25,000 of BSII Class B Ordinary Shares to permanent equity after the being converted to aWME Ordinary Shares.

(p)    Represents pro forma adjustments to reserves to reflect in the case of no redemptions the following:

US$’000
Share consideration of aWME Class A Ordinary Shares	(191,250)
Transaction costs incurred	(10,000)
Transaction bonus incurred to Black Spade II	(5,560)
Reclassification of BSII Class A Ordinary Shares subject to possible redemption	153,000
Reclassification of BSII Class B Ordinary Shares as of June 30, 2024	25
Reduction in reserves	(53,785)
Represents pro forma adjustments to reserves to reflect in the case of 50% of the maximum redemptions the following:
US$’000
Share consideration of aWME Class A Ordinary Shares	(114,750)
Transaction costs incurred	(10,000)
Transaction bonus incurred to Black Spade II	(5,560)
Reclassification of BSII Class A Ordinary Shares subject to possible redemption	76,500
Reclassification of BSII Class B Ordinary Shares as of June 30, 2024	25
Reduction in reserves	(53,785)
Represents pro forma adjustments to reserves to reflect in the case of maximum redemptions the following:
US$’000
Share consideration of aWME Class A ordinary shares	(43,153)
Transaction costs incurred	(10,000)
Transaction bonus incurred to Black Spade II	(5,560)
Reclassification of BSII Class A Ordinary Shares subject to possible redemption	4,903
Reclassification of BSII Class B Ordinary Shares as of June 30, 2024	25
Reduction in reserves	(53,785)

(q)    Reflect the payment of non-redeeming public shareholders of BSII that are eligible to receive US$1.25 per share.

(r)     Reflect the shortfall payment of the transaction bonus to Black Spade II of US$657,000 in the case of maximum redemptions, which is paid by aWME.

4. Earnings (loss) per Share

Earnings (loss) per share was calculated using the historical weighted average number of shares outstanding, the Recapitalizaton and the issuance of additional shares in connection with the Transactions, assuming the shares were outstanding since January 1, 2023. As the Transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average number of shares outstanding for basic and diluted earnings (loss) per share assumes that the shares issuable relating to the Transactions have been outstanding for the entire period presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

	Year ended December 31, 2023
	Assuming No Redemptions	Assuming 50% of the Maximum Redemptions	Assuming Maximum Redemptions
Pro forma loss attributable to the owners of the Company	(312,074)	(312,074)	(312,074)
Weighted average shares outstanding
- Basic and diluted	67,925,000	60,275,000	53,115,286
Pro forma loss per share
- Basic and diluted	(4.59)	(5.18)	(5.88)
	Six months ended June 30, 2024
	Assuming No Redemptions	Assuming 50% of the Maximum Redemptions	Assuming Maximum Redemptions
Pro forma earnings attributable to the owners of the Company	11,874	11,874	11,874
Weighted average shares outstanding
- Basic and diluted	67,925,000	60,275,000	53,115,286
Pro forma earnings per share
- Basic and diluted	0.17	0.20	0.22

MANAGEMENT FOLLOWING THE BUSINESS COMBINATION

The following table sets forth certain information relating to the executive officers and directors of World Media and Entertainment Universal Inc. immediately after the consummation of the Business Combination.

Directors and Executive Officers	Age	Position/Title
Feridun Hamdullahpur	70	Co-Chairperson of the Board of Directors and Independent Director
Joanne Shoveler	64	Co-Chairperson of the Board of Directors and Independent Director
Samuel Chau	43	Director and Chief Financial Officer
Calvin Choi	46	Director
Giampietro Baudo	46	Chief Executive Officer

Dr. Feridun Hamdullahpur is co-chairperson of the board of directors and an independent director of World Media and Entertainment Universal Inc. Dr. Hamdullahpur is also the chairman of the executive management committee and an independent director of AMTD Digital Inc. and the chairman and independent director of AMTD IDEA Group. He currently serves as the Chancellor of International Business University. Dr. Hamdullahpur served as the sixth president and vice-chancellor of the University of Waterloo from 2010 to 2021. Prior to that, he served as a vice-president academic and provost at the University of Waterloo from September 2009 to September 2010. Dr. Hamdullahpur has served as a member of the strategic advisory board of Sorbonne University since 2014, and member of the international advisory board of King Abdulaziz University since 2017. He has served as chair of the Waterloo Global Science Initiative since 2016. In 2022, Dr. Hamdullahpur was named a member of the Order of Canada. In 2015, Dr. Hamdullahpur was appointed chair of the Leadership Council for Digital Infrastructure in Canada. Dr. Hamdullahpur was named a fellow of the Canadian Academy of Engineering in July 2014 and was awarded the Queen Elizabeth II Diamond Jubilee Medal in January 2013 in acknowledgement of his leadership in education and innovation. In 2019, he received the recognition of Knight of the order of Palmes Academiques awarded by the Republic of France. Dr. Hamdullahpur graduated from the Technical University of Istanbul with a bachelor’s degree in mechanical engineering in 1976 and a master’s degree in mechanical engineering from Technical University of Istanbul in 1979. Dr. Hamdullahpur received his Ph.D. in chemical engineer from the Technical University of Nova Scotia in 1985.

Joanne Shoveller is co-chairperson of the board of directors and an independent director of World Media and Entertainment Universal Inc.. She is also an independent director of AMTD Digital Inc. Ms. Shoveller has been the president and vice chancellor of International Business University since January 2022, and has served on the executive team of four higher education institutions, most recently as vice president of advancement at the University of Waterloo from 2017 to 2021. Prior to that, Ms. Shoveller held progressive roles in part-time and continuing education, university advancement and the Ivey Business School at Western University. In 1997 she was assigned to Hong Kong as part of the small team that founded Ivey’s Asian campus, executive MBA, research, case-writing and fundraising programs. In 2001 Ms. Shoveller influenced the successful closure of the Ivey Campaign then assumed leadership of the Ivey MBA program until 2004, diversifying and strengthening its student cohort and steering curriculum development. Ms. Shoveller led the advancement teams at the University of Guelph from 2004 to 2012 and INSEAD Business School in France from 2012 to 2016, building alumni, donor and corporate relations, multiplying charitable giving, contributing to strategic direction and launching two capital campaigns. With a strong focus on business — university partnerships, Ms. Shoveller has volunteered and consulted with organizations based in North America, Europe, Asia, Australia and Africa, from which she brings a rich international perspective to her work, along with unique insights into the student, faculty, employer and alumni experience. Ms. Shoveller holds a Bachelor of Arts from Wilfrid Laurier University, an MBA from Ivey Business School, Western University and achieved the ICD.D, June 2022 designation from the Institute of Corporate Directors, through the University of Toronto ICD-Rotman, Directors Education Program, April 2022.

Samuel Chau is a director and the Chief Financial Officer of World Media and Entertainment Universal Inc. Mr. Chau was admitted to the partnership of Deloitte Touche Tohmatsu in 2016, and has over 20 years of professional experience in providing assurance, business advisory, and capital market services to companies. Mr. Chau obtained his bachelor’s degree in business administration in The University of Hong Kong in 2001. Mr. Chau is currently a fellow member of Hong Kong Institute of Certified Public Accountants and member of The Institute of Chartered Accountants in England and Wales.

Dr. Calvin Choi is a director of World Media and Entertainment Universal Inc. He is also the Global Chairman of L’Officiel, and The Art Newspaper. Calvin was awarded “Knight — Order of Arts and Letters” by the Ministry of Culture of France in 2022. He was named “Asia FinTech Leader”, “Singapore FinTech Leader” and “Top 10 FinTech Leader” respectively in 2019 to 2021 by the Singapore Fintech Association; granted “Outstanding Contribution Award (Individual)” by the conference of “Pilot 9+2: First Guangdong-Hong Kong-Macao Greater Bay Area Development Forum” held by Hong Kong Ta Kung Wen Wei Media Group in 2021; named “Asia’s Most Influential by the Tatler in 2021; selected as a “Young Global Leader” by the World Economic Forum in 2017; and awarded by the Institutional Investor magazine as one of the global “Fintech Finance 35” in 2016. He was granted the degree Doctor of Laws honoris causa, and the “International Alumni Achievement Award” by the University of Waterloo in 2021 and 2019, respectively. He was also awarded as the Honorary Professorship by the International Business University in 2024. Calvin currently serves as the Honorary President of the Hong Kong Federation of Journalists.

Giampietro Baudo is the Chief Executive Officer of World Media and Entertainment Universal Inc. He is the Global Chief Content Oﬃcer of L’Officiel and the the Editor in Chief of L’Oﬃciel Italia Publishing SRL. He joined aWME in 2019 from Esquire Italia where he has served as the Editor in Chief since 2017, launching and managing one of the world’s leading men’s fashion publications (in his tenure at Hearst Magazines Italia he worked closely to the board also for the feminine magazine Elle and Marie Claire plus on digital launch of Harper’s Bazaar Italia). Previously he was the Editor in Chief of MF Fashion, the one and only European daily newspaper about fashion and luxury, where he continues to be contributor go with the BLACKSTAGE weekly column. During his career he has been, also, Managing Editor of L’Uomo Vogue, Vogue Sport and Vogue Tessuti, Editor at large of Vogue Italia, EIC of MFF-Magazine for Fashion and MFF-Magazine for Living, Curator of the exhibition “Eccellenza Italia” in China, Creative Director of Ladies and contributor to System magazine, Elle and Vogue Italia. He is also part of the jury/committee for CFDA-The Council of Fashion Designers of America, BFC-British fashion council, CNMI-Camera nazionale della moda Italiana, ITS-International Talent Support and many other international fashion awards.

Board of Directors

The board of directors of World Media and Entertainment Universal Inc. will initially consist of [four] directors immediately after the consummation of the Business Combination. The Amended aWME Articles provide that the minimum number of directors shall be three and the exact number of directors shall be determined from time to time by the World Media and Entertainment Universal Inc. board of directors.

A director is not required to hold any shares in World Media and Entertainment Universal Inc. by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with aWME is required to declare the nature of his or her interest at a board meeting. Subject to             listing rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director may be interested provided that (a) the nature of his/her interest is declared at a meeting of the directors, either specifically or by way of a general notice, and such director’s vote may be counted in the quorum at any meeting of directors at which any such contract or proposed contract or arrangement is considered, and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee.

The directors may exercise all the powers of the company to raise or borrow money, mortgage, or charge its undertaking, property, and assets (present or future), uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds, or other securities, whether outright or as collateral security for any debt, liability, or obligation of our company or of any third party.

[No World Media and Entertainment Universal Inc. non-employee director has a service contract with World Media and Entertainment Universal Inc. that provides for benefits upon termination of service.]

Board Committees

The World Media and Entertainment Universal Inc. board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, and a charter will be adopted for each of the foregoing committees. Each committee’s members and functions are described below.

Audit Committee

The audit committee will consist of Dr. Feridun Hamdullahpur and Joanne Shoveller. Dr. Feridun Hamdullahpur will be the chairperson of the audit committee.            satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Dr. Feridun Hamdullahpur and Joanne Shoveller satisfies the requirements for an “independent director” within the meaning of the            listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The audit committee will oversee World Media and Entertainment Universal Inc. accounting and financial reporting processes. The audit committee will be responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of aWME’s accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with aWME’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of aWME’s procedures to ensure proper compliance.

Compensation Committee

The compensation committee will consist of Dr. Feridun Hamdullahpur and Joanne Shoveller. Joanne Shoveller will be the chairperson of the compensation committee. Each of Dr. Feridun Hamdullahpur and Joanne Shoveller satisfies the requirements for an “independent director” within the meaning of the            listing rules.

The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to World Media and Entertainment Universal Inc. directors and executive officers. World Media and Entertainment Universal Inc. chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for World Media and Entertainment Universal Inc. chief executive officer and other executive officers;

•        reviewing and recommending to the board for determination with respect to the compensation of World Media and Entertainment Universal Inc. non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs similar arrangements; and

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will consist of Dr. Feridun Hamdullahpur and Joanne Shoveller. Dr. Feridun Hamdullahpur will be the chairperson of the nominating and corporate governance committee. Each of Dr. Feridun Hamdullahpur and Joanne Shoveller satisfies the requirements for an “independent director” within the meaning of the            listing rules.

The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become directors of World Media and Entertainment Universal Inc. and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•        making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•        advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, directors owe fiduciary duties to the company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in the company’s best interests. Directors must also exercise their powers only for a proper purpose, exercise their powers fairly as between different sections of shareholders and exercise independent judgement. Directors should not improperly fetter the exercise of future discretion nor put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Directors also have a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to World Media and Entertainment Universal Inc., directors of World Media and Entertainment Universal Inc. must ensure compliance with World Media and Entertainment Universal Inc. memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. World Media and Entertainment Universal Inc. has the right to seek damages if a duty owed by its directors is breached. A shareholder may in certain circumstances have rights to seek damages in the name of the company if a duty owed by its directors is breached.

Appointment and Removal of Directors

The Amended aWME Articles provide that all directors may be appointed by ordinary resolution and removed by ordinary resolution. The Amended aWME Articles also provide that the directors may, by the affirmative vote of a simple majority of the remaining directors, appoint any person to be a director so as to fill a casual vacancy or as an addition to the existing board of director. Directors of World Media and Entertainment Universal Inc. are generally not subject to a term of office and will hold office until such time as he or she resigns his office by notice in writing to World Media and Entertainment Universal Inc., is removed from office by ordinary resolution or is otherwise disqualified from acting as a director or removed in accordance with the Amended aWME Articles.

The office of a director shall be vacated if, amongst other things, such director (a) becomes bankrupt or makes any arrangement or composition with his or her creditors, (b) dies or is found to be or becomes of unsound mind, (c) resigns his or her office by notice in writing to World Media and Entertainment Universal Inc., (d) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings, and the board resolves that his or her office be vacated; or (e) is removed from office pursuant to any other provision of the Amended aWME Articles.

Foreign Private Issuer Status

World Media and Entertainment Universal Inc. is an exempted company limited by shares incorporated in 2023 under the laws of the Cayman Islands. After the consummation of the Business Combination, World Media and Entertainment Universal Inc. will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. For so long as World Media and Entertainment Universal Inc. qualifies as a foreign private issuer, it will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers.

World Media and Entertainment Universal Inc. will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, World Media and Entertainment Universal Inc. intends to publish its results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of            . Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information World Media and Entertainment Universal Inc. is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, after the Business Combination, World Media and Entertainment Universal Inc. shareholders will receive less or different information about World Media and Entertainment Universal Inc. than a shareholder of a U.S. domestic public company would receive.

World Media and Entertainment Universal Inc. is a non-U.S. company with foreign private issuer status, and, after the consummation of the Business Combination, will be listed on            .            listing rules permit a foreign private issuer like World Media and Entertainment Universal Inc. to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is World Media and Entertainment Universal Inc. home country, may differ significantly from            corporate governance listing standards. Among other things, World Media and Entertainment Universal Inc. is not required to have:

•        a majority of the board of directors consist of independent directors;

•        a compensation committee consisting of independent directors;

•        a nominating committee consisting of independent directors; or

•        regularly scheduled executive sessions with only independent directors each year.

Although not required and as may be changed from time to time, World Media and Entertainment Universal Inc. intends to have, as of the consummation of the Business Combination, a majority-independent compensation committee and nominating and corporate governance committee. Subject to the foregoing, World Media and

Entertainment Universal Inc. intends to rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of            applicable to U.S. domestic public companies.

[Code of Business Conduct and Ethics

World Media and Entertainment Universal Inc. has adopted a Code of Business Conduct and Ethics applicable to its directors, officers and employees. World Media and Entertainment Universal Inc. seeks to conduct business ethically, honestly, and in compliance with applicable laws and regulations. World Media and Entertainment Universal Inc. Code of Business Conduct and Ethics sets out the principles designed to guide World Media and Entertainment Universal Inc. business practices — compliance, integrity, respect and dedication. The code applies to all directors, officers, employees and extended workforce, including Chairperson and Chief Executive Officer and Chief Financial Officer. Relevant sections of the code also apply to members of the World Media and Entertainment Universal Inc. board of directors. World Media and Entertainment Universal Inc. expects its suppliers, contractors, consultants, and other business partners to follow the principles set forth in its code when providing goods and services to World Media and Entertainment Universal Inc. or acting on World Media and Entertainment Universal Inc. behalf.]

Compensation of Directors and Executive Officers

For the year ended December 31, 2023, World Media and Entertainment Universal Inc. paid an aggregate of US$0.3 million in cash and benefits to its executive officers as a group and we did not pay any compensation to our non-executive directors. World Media and Entertainment Universal Inc. has not set aside or accrued any amount to provide pension, retirement or other similar benefits to its executive officers. World Media and Entertainment Universal Inc. PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance and other statutory benefits, and a housing provident fund.

For information regarding share awards granted to World Media and Entertainment Universal Inc. directors and executive officers, see the section entitled “— Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

Each of the executive officers is party to an employment agreement with World Media and Entertainment Universal Inc.. Under these agreements, the employment of each of executive officers is for a specified time period, and may be terminated for cause, at any time and without advance notice or compensation, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case of termination, World Media and Entertainment Universal Inc. will provide severance payments to the relevant executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The employment may also be terminated without cause upon three-month advance written notice. The executive officer may resign at any time with three-month advance written notice.

Each executive officer of World Media and Entertainment Universal Inc. has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any confidential information of aWME or trade secrets, any confidential information or trade secrets of aWME’s customers or prospective customers, or the confidential or proprietary information of any third party received by aWME and for which aWME has confidential obligations. The executive officers have also agreed to disclose in confidence to aWME all inventions, designs, and trade secrets which they conceive, develop, or reduce to practice during the executive officer’s employment with aWME and to assign all right, title, and interest in them to aWME, and assist aWME in obtaining and enforcing patents, copyrights, and other legal rights for these inventions, designs, and trade secrets.

In addition, each executive officer of World Media and Entertainment Universal Inc. has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (a) approach any suppliers, clients, customers, or contacts of aWME or other persons or entities introduced to the executive officer in his or her capacity as a representative of aWME for the purpose of doing business with such persons or entities that will harm the business relationships between aWME and these persons or entities, (b) assume employment with or provide services to any of the competitors of aWME, or engage, whether as principal, partner, licensor, or otherwise, any of such competitors, without the express consent of aWME; or (c) seek directly or indirectly, to solicit the services of any employees of aWME on or after the date of the executive officer’s termination, or in the year preceding such termination, without the express consent of aWME.

World Media and Entertainment Universal Inc. has also entered into indemnification agreements with each of its directors and executive officers. Under these agreements, World Media and Entertainment Universal Inc. agrees to indemnify its directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of aWME.

World Media and Entertainment Universal Inc. has entered into indemnification agreements with each of its directors and executive officers. Under these agreements, World Media and Entertainment Universal Inc. agrees, or may agree, to indemnify the relevant directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of World Media and Entertainment Universal Inc..

[Share Incentive Plan

World Media and Entertainment Universal Inc. plans to adopt the 2025 Share Incentive Plan upon the Closing, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of aWME’s business. The maximum aggregate number of ordinary shares that may be issued under the 2025 Share Incentive Plan will be            .

The following paragraphs summarize the principal terms of the 2025 Share Incentive Plan.

Type of Awards.    The 2025 Share Incentive Plan permits the awards of options, restricted shares, restricted share units or other equity incentive awards pursuant to the authorizations of the administrator under the 2025 Share Incentive Plan.

Plan Administration.    World Media and Entertainment Universal Inc.’s board of directors or a committee of one or more members of the board (or such other administrator to which such committee delegates all of its authority) administers the 2025 Share Incentive Plan. The administrator of 2025 Share Incentive Plan determines, among other things, the eligibility of individuals to receive awards, the type and number of awards to be granted to each eligible individual, and the terms and conditions of each award.

Award Agreement.    Each award granted under the 2025 Share Incentive Plan is evidenced by an award agreement.

Eligibility.    World Media and Entertainment Universal Inc. may grant awards to employees, consultants and directors. The general scope of eligible individuals shall be determined by the Committee.

Vesting Schedule.    In general, the administrator determines the vesting schedule, if any, which is specified in the award agreement.

Exercise of Options.    The exercise price per share subject to an option shall be determined by the administrator and set forth in the award agreement which may be a fixed price or a variable price related to the fair market value of the shares; provided, however, that no option may be granted to an individual subject to taxation in the United States at less than the fair market value on the date of grant, without compliance with Section 409A of the Code, or the holder’s consent.

Transfer Restrictions.    Awards may not be transferred in any manner by the holder other than in accordance with the exceptions provided in the 2025 Share Incentive Plan, such as transfers to us or transfers upon the death of the holder, pursuant to such conditions and procedures as the administrator may establish.

Termination and Amendment of the 2025 Share Incentive Plan.    Unless terminated earlier, the 2025 Share Incentive Plan has a term of 10 years. The Committee has the authority to terminate, amend or modify the plan.]

TAX CONSIDERATIONS

U.S. FEDERAL INCOME TAX CONSIDERATION

The following is a discussion of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of BSII Class A Ordinary Shares and BSII Warrants (collectively, the “BSII Securities”) that either (i) participate in the Business Combination, including owning and disposing of aWME Class A Ordinary Shares or aWME Warrants (collectively, “aWME Securities”), or (ii) elect to have their BSII Class A Ordinary Shares redeemed for cash. This discussion addresses only those BSII Securities holders that hold such securities as capital assets within the meaning of the Code (generally, property held for investment). This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

•        Sponsor or Black Spade II’s officers or directors;

•        financial institutions or financial services entities;

•        broker-dealers;

•        taxpayers that are subject to the mark-to-market accounting rules;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        regulated investment companies or real estate investment trusts;

•        expatriates or former long-term residents of the United States;

•        persons that actually or constructively own five percent or more of BSII Class A Ordinary Shares, by vote or value, or that will actually or constructively own five percent or more of our voting shares or five percent or more of the total value of any class of our shares;

•        persons that acquired BSII Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with the performance of services;

•        persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the U.S. to which the income from the BSII Securities or our shares is attributable;

•        persons subject to special tax accounting rules as a result of any item of gross income with respect to BSII Securities being taken into account in an applicable financial statement;

•        persons that hold BSII Securities, or will hold aWME Securities, as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or

•        persons whose functional currency is not the U.S. dollar.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the IRS regarding the Business Combination or an exercise of redemption rights. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold BSII Securities or aWME Securities through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds BSII Securities or aWME Securities, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any of BSII’s Securities or aWME Securities and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Business Combination and an exercise of redemption rights to them.

EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE BUSINESS COMBINATION AND AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

As used herein, a “U.S. Holder” is a beneficial owner of BSII Securities or, after the Business Combination, aWME Securities (as the case may be) who or that is, for U.S. federal income tax purposes:

•        an individual citizen or resident of the United States,

•        a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia,

•        an estate whose income is subject to U.S. federal income tax regardless of its source, or

•        a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

Effects of the Business Combination to U.S. Holders of BSII Securities

Characterization of the Business Combination.    The U.S. federal income tax consequences of the Business Combination will depend on whether the Business Combination is a taxable exchange of BSII Securities for aWME Securities and the Non-Redemption Payment Amount or, alternatively, qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Code (a “reorganization”). To qualify as a reorganization, a transaction must generally satisfy certain requirements, including, among others, that the acquiring corporation continue, either directly or indirectly through certain controlled corporations, a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets, in each case, within the meaning of Treasury Regulations Section 1.368-1(d). Some or all of these requirements may not be satisfied if a substantial portion of the BSII Securities are redeemed in connection with the merger. Due to the absence of guidance regarding the application of this requirement to the particular facts of the Business Combination (namely, the case of an acquisition of a corporation with only investment-type assets such as BSII), the U.S. federal income tax treatment of the Business Combination is subject to significant uncertainty.

BSII and aWME intend to treat the Business Combination as a taxable exchange of BSII Securities for aWME Securities for U.S. federal income tax purposes. The closing of the Business Combination is not conditioned upon the receipt of an opinion of counsel of such treatment, and neither BSII nor aWME intends to request a ruling from IRS regarding the U.S. federal income tax treatment of the Business Combination. Accordingly, there can be no assurance that the IRS will not challenge such treatment nor that a court will not sustain such position.

Consequences if the Business Combination is Treated as a Taxable Transaction.    If, as is intended by BSII and aWME, the Business Combination is a taxable exchange for U.S. federal income tax purposes, a U.S. Holder that exchanges BSII Securities for aWME Securities will generally recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the fair market value of aWME Securities received by such holder and the Non-Redemption Payment Amount received by such holder and (ii) such holder’s adjusted tax basis in the BSII Securities surrendered. Subject to the discussion below under the section “— PFIC Considerations of the Business Combination,” any gain or loss so recognized will generally be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder’s holding period in the BSII Securities exceeds one year at the time of the Business Combination (or short-term capital gain or loss otherwise). It is possible, however, that the redemption rights with respect to the BSII Class A Ordinary Shares may prevent the holding period for such shares from commencing prior to the termination of such rights, in which case a U.S. Holder may not be eligible for long-term capital gain rates. Long-term capital gain of non-corporate U.S. Holders (including individuals) is generally eligible for reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder that holds BSII Securities with differing tax bases and/or holding periods, which generally occurs when blocks of shares are purchased at different times or for different amounts, these tax basis and holding period rules must be applied separately to each identifiable block of BSII Securities. Such U.S. Holder’s initial tax basis in the aWME Securities received in the Business Combination will equal the fair market value of such securities upon receipt. Such U.S. Holder’s holding period in the aWME Securities received in the Business Combination will begin on the day following the Closing Date.

Consequences if the Business Combination is Treated as a Reorganization.    If the Business Combination qualifies as a reorganization, subject to the discussion below under the section “— PFIC Considerations of the Business Combination,” a U.S. Holder of BSII Securities will generally recognize gain (but not loss) in an amount equal to the lesser of (i) such holder’s gain realized (i.e., the excess, if any, of (x) the sum of the fair market value of aWME Securities received by such holder and the Non-Redemption Payment Amount received by such holder and (y) such holder’s adjusted tax basis in the BSII Securities surrendered) and (ii) the Non-Redemption Payment Amount. Any gain or loss realized generally must be calculated separately for each identifiable block of Securities surrendered in the exchange, and a loss realized on one block of Securities may not be used to offset a gain realized on another block of Securities. The adjusted tax basis of an aWME Class A Ordinary Share received by a U.S. Holder in the Business Combination will generally equal the U.S. Holder’s tax basis in the BSII Class A Ordinary Share surrendered in exchange therefor, decreased by the amount of cash received and increased by the amount of gain recognized, in each case with respect to such share. The adjusted tax basis of an aWME Warrant received by a U.S. Holder in the Business Combination will generally equal the U.S. Holder’s tax basis in the BSII Warrant surrendered in exchange therefor, decreased by the amount of cash received and increased by the amount of gain recognized, in each case with respect to such warrant. The holding period for an aWME Security received by a U.S. Holder will generally include such U.S. Holder’s holding period for the BSII Security surrendered in exchange therefor. However, it is unclear whether the redemption rights with respect to the BSII Class A Ordinary Shares may prevent the holding period of the aWME Class A Ordinary Shares from commencing prior to the termination of such rights.

Consequences to BSII.    BSII will continue to exist as a corporation for U.S. federal income tax purposes after the Business Combination, and become a direct wholly owned subsidiary of aWME. There are no U.S. federal income tax consequences to BSII expected as a result of the Business Combination.

Consequences to aWME.    aWME will continue to exists as a corporation for U.S. federal income tax purposes after the Business Combination. There are no U.S. federal income tax consequences to aWME expected as a result of the Business Combination.

PFIC Considerations of the Business Combination

Because BSII is a blank check company with no active business, it is anticipated that BSII will be treated as a PFIC for its current taxable year.

As a result, if the Business Combination is a taxable exchange for U.S. federal income tax purposes, any gain so recognized by a U.S. Holder of BSII Securities would be subject to the rules discussed below under the sections entitled “— Application of PFIC Rules” and “— QEF Election and Mark-to-Market Election and Purging Election” as applied to the BSII Securities.

If the Business Combination qualifies as a reorganization, a U.S. Holder of BSII Securities could nevertheless be required to recognize gain (but not loss) as a result of the Business Combinations, generally to the same extent as such U.S. Holder would have been required to recognize gain if the Business Combination has been treated as a taxable transaction. Section 1291(f) of the Code generally provides that, to the extent provided in Treasury Regulations, any person who transfers stock of a PFIC must recognize gain (if any) on such transfer notwithstanding any other provision of the Code. The U.S. Treasury Department has not promulgated final Treasury Regulations under Section 1291(f) of the Code, but has promulgated proposed Treasury Regulations with a retroactive effective date. If such proposed Treasury Regulations were finalized in their current form, U.S. Holders of BSII Securities would generally be expected to recognize gain (if any) as a result of the Business Combination if:

•        BSII were treated as PFIC for any taxable year in which a U.S. Holder held BSII Securities; and

•        the U.S. Holder had not timely made, effective from the first taxable year of its holding period of BSII Securities during which BSII was treated as a PFIC, a valid QEF Election (as described below).

The application of these proposed Treasury Regulations to BSII Warrants is unclear and may require gain recognition on the exchange of BSII Warrants for aWME Warrants pursuant to the Business Combination Agreement, especially since no QEF Election with respect to the BSII Warrants may be made under current law.

Any gain so recognized by a U.S. Holder of BSII Securities would be subject to the rules discussed below under the sections entitled “— Application of PFIC Rules” and “— QEF Election and Mark-to-Market Election and Purging Election” as applied to the BSII Securities.

However, it is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code and any such other PFIC rules may be adopted and how any such Treasury Regulations would apply. U.S. Holders of BSII Securities should consult their tax advisors regarding the application of Section 1291(f) of the Code and the proposed Treasury Regulations promulgated thereunder in light of their particular circumstances.

THE RULES DEALING WITH PFICS IN THE CONTEXT OF THE MERGERS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS. ALL U.S. HOLDERS OF BSII SECURITIES SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE CONSEQUENCES TO THEM OF THE PFIC RULES, WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY RELEVANT PROPOSED OR FINAL TREASURY REGULATIONS.

U.S. Federal Income Tax Considerations of Owning aWME Securities

Taxation of Dividends and Other Distributions on aWME Class A Ordinary Shares

Subject to the PFIC rules discussed below, if aWME makes a distribution of cash or other property to a U.S. Holder of aWME Class A Ordinary Shares, such distributions will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of aWME’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its aWME Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such aWME Class A Ordinary Shares. Because aWME does not expect to determine its earnings and profits on the basis of U.S. federal income tax principles, it is expected that any distribution paid by aWME will generally be reported as a dividend.

With respect to non-corporate U.S. Holders, dividends will generally be taxed at preferential long-term capital gains rates only if aWME Class A Ordinary Shares are readily tradable on an established securities market in the United States, provided that aWME is not a PFIC (or treated as a PFIC with respect to a particular U.S. Holder) in the taxable year in which the dividend was paid or the preceding taxable year and certain holding period and other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to aWME Class A Ordinary Shares.

Taxation on the Disposition of aWME Securities

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of aWME Securities, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in such securities.

Under tax law currently in effect, long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a reduced rate of tax. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the securities exceeds one year. The deductibility of capital losses is subject to various limitations.

Exercise, Lapse or Redemption of an aWME Warrant

Subject to the PFIC rules discussed below and except as discussed below regarding a cashless exercise, a U.S. Holder will generally not recognize gain or loss upon the exercise of an aWME Warrant. An aWME Class A Ordinary Share acquired pursuant to the exercise of an aWME Warrant for cash will generally have a tax basis equal to the U.S. Holder’s tax basis in the aWME Warrant, increased by the amount paid to exercise the aWME Warrant. It is unclear whether a U.S. Holder’s holding period for the aWME Class A Ordinary Share will commence on the date of exercise of the aWME Warrant or the day following the date of exercise of the aWME Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the aWME Warrant. If an aWME Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s tax basis in the aWME Warrant. Such loss will be long-term capital loss if, at the time of the expiration, the holding period in the aWME Warrants is more than one year. The deductibility of capital losses is subject to limitations.

Because of the absence of authority specifically addressing the treatment of a cashless exercise of warrants under current U.S. federal income tax law, the treatment of such a cashless exercise is unclear. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. Alternatively, a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized.

In either tax-free situation, a U.S. Holder’s tax basis in the aWME Class A Ordinary Shares received would generally equal the U.S. Holder’s tax basis in the aWME Warrants. If a cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the aWME Class A Ordinary Shares received on exercise would be treated as commencing on the date of exercise of the aWME Warrants or the following day. If a cashless exercise is treated as a recapitalization, the holding period of the aWME Class A Ordinary Share received will include the holding period of the aWME Warrant.

If a cashless exercise is treated as a taxable exchange, a U.S. Holder could be deemed to have surrendered a portion of the aWME Warrants to be exercised with an aggregate fair market value equal to the exercise price for the remaining portion of the total number of warrants to be exercised. In this case, the U.S. Holders would recognize gain or loss in an amount equal to the difference between the fair market value of the aWME Warrants deemed surrendered and the U.S. Holder’s tax basis in such warrants. A U.S. Holder’s tax basis in the aWME Class A Ordinary Shares received would equal the sum of the U.S. Holder’s initial investment in the portion of the aWME Warrants deemed to be exercised (i.e., the U.S. Holder’s purchase price for such aWME Warrants (or the portion of such U.S. Holder’s purchase price for units that is allocated to such aWME Warrants)) and the exercise price of such aWME Warrants. It is unclear whether a U.S. Holder’s holding period for the aWME Class A Ordinary Shares would commence on the date of exercise of the aWME Warrants or the day following the date of exercise of the aWME Warrants. We expect a cashless exercise of aWME Warrants (including after aWME provides notice of its intent to redeem aWME Warrants for cash) to be treated as a recapitalization for U.S. federal income tax purposes. However, there can be no assurance which, if any, of the alternative tax characterizations and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of aWME Warrants.

Subject to the PFIC rules described below, if aWME redeems aWME Warrants for cash pursuant to the redemption provisions of the aWME Warrants or if aWME purchases aWME Warrants in an open market transaction, such redemption or purchase will generally be treated as a taxable disposition of such aWME Warrants by the U.S. Holder, taxed as described above under “— Taxation on the Disposition of aWME Securities.”

Possible Constructive Distributions

The terms of each aWME Warrant provide for an adjustment to the number of aWME Class A Ordinary Shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment that has the effect of preventing dilution is generally not taxable to U.S. Holders of aWME Warrants. However, the U.S. Holders of aWME Warrants would be treated as receiving a constructive distribution from aWME if, for example, the adjustment increases the warrant holder’s proportionate interest in aWME’s assets or earnings and profits (e.g., through an increase in the number of aWME Class A Ordinary Shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of aWME Class A Ordinary Shares that is taxable to the U.S. Holders of such aWME Class A Ordinary Shares as a distribution as described above under “— Taxation of Dividends and Other Distributions on aWME Class A Ordinary Shares.” Such a constructive distribution to the U.S. Holders of the warrants would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from aWME equal to the fair market value of the increase in the interest. A U.S. Holder’s adjusted tax basis in an aWME Warrant would generally be increased to the extent any such constructive distribution is treated as a dividend.

PFIC Considerations

Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be a PFIC for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value (a “Look-Through Subsidiary”), is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including such foreign corporation’s pro rata share of the assets of any Look-Through Subsidiary (and excluding the value of the shares held in such corporation), are held for the production of, or produce, passive income (for these purposes including cash and cash equivalents). Passive income generally includes dividends (excluding any dividends received from a Look-Through Subsidiary), interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and net gains from the disposition of passive assets.

PFIC Status of aWME

Based on the current and anticipated value of the assets and the composition of the income and assets, including goodwill and other unbooked intangibles, of aWME and its subsidiaries, aWME does not currently expect to be a PFIC for the taxable year that includes the Business Combination or foreseeable future taxable years. However, this conclusion is a factual determination that must be made annually at the close of each taxable year on the basis of the composition of the income and assets, which may fluctuate, of aWME and its subsidiaries, and, thus, is subject to change. Accordingly, there can be no assurance that aWME or any of its subsidiaries will not be a PFIC for any taxable year. Furthermore, fluctuations in the market price of the aWME Class A Ordinary Shares may cause aWME to become a PFIC (including for the taxable year that includes the Business Combination) because the value of its assets, including goodwill and other unbooked intangibles, for purposes of the asset test may be determined by reference to the market price of the aWME Class A Ordinary Shares, which may be volatile. Additionally, under circumstances where aWME’s income from activities that produce passive income significantly increases relative to income from activities that produce non-passive income, or where aWME determines not to deploy significant amounts of cash for active purposes, aWME’s risk of becoming a PFIC may substantially increase.

Application of PFIC Rules

If BSII or aWME (as the case may be) is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder’s BSII Class A Ordinary Shares or aWME Class A Ordinary Shares (as the case may be, “Shares”), respectively, then such holder will generally be subject to special rules (the “Default PFIC Regime”) with respect to such Shares unless the U.S. Holder made (i) a timely and effective QEF election for such entity’s first taxable year as a PFIC in which the U.S. Holder held such Shares (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”), or (ii) a “mark-to-market” election, each as described below under “QEF Election and Mark-to-Market Election.”

It is not entirely clear how various aspects of the PFIC rules apply to the BSII Warrants and the aWME Warrants (as the case may be, “Warrants”). Section 1298(a)(4) of the Code provides that, to the extent provided in Treasury regulations, any person who has an option to acquire stock in a PFIC shall be considered to own such stock in the PFIC for purposes of the PFIC rules. No final Treasury regulations are currently in effect under Section 1298(a)(4) of the Code. However, proposed Treasury regulations under Section 1298(a)(4) of the Code have been promulgated with a retroactive effective date (the “Proposed PFIC Option Regulations”). U.S. Holders are urged to consult their tax advisors regarding the possible application of the Proposed PFIC Option Regulations to the Warrants. The following discussion assumes that the Proposed PFIC Option Regulations will apply to the Warrants.

The Default PFIC Regime applies with respect to:

•        Any gain recognized by the U.S. Holder on the sale or other disposition of such Securities; and

•        any “excess distribution” made to the U.S. Holder with respect to such Securities (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of such Securities during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such Securities).

Under the Default PFIC Regime:

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for such Securities;

•        the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the First PFIC Holding Year, will be taxed as ordinary income;

•        the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE EXCHANGE OR REDEMPTION OF aWME ORDINARY SHARES OR ON THE OWNERSHIP OR DISPOSITION OF aWME SECURITIES, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

QEF Election and Mark-to-Market Election and Purging Election.

In general, a U.S. Holder may avoid the Default PFIC Regime with respect to its Shares (but not Warrants) by making a timely and effective “qualified electing fund” election under Section 1295 of the Code (a “QEF Election”) with respect to such shares for such holder’s First PFIC Holding Year. A U.S. Holder that makes a QEF Election will include in income its pro rata share of an entity’s capital gains (as long term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which the entity’s taxable year ends if such entity is treated as a PFIC for that taxable year. In order to comply with the requirements of a QEF Election with respect to shares in a PFIC, a U.S. Holder must receive certain information from the PFIC. Because aWME does not intend to provide such information with respect to aWME, however, the QEF Election will not be available to U.S. Holders with respect to aWME Class A Ordinary Shares. If BSII is considered a PFIC for the taxable year during which the Business Combination occurs, aWME has agreed to endeavour to provide such information with respect to BSII for such taxable year, but there is no assurance that aWME will have timely knowledge of BSII’s status as a PFIC in the future or of such information.

A U.S. Holder may not make a QEF Election with respect to its Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such Warrants (other than upon exercise of such Warrants) and aWME or BSII (as the case may be) was a PFIC at any time during the U.S. Holder’s holding period of such warrants, any gain recognized will generally be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. If a U.S. Holder that exercises such Warrants properly makes a QEF Election with respect to the newly acquired aWME Class A Ordinary Shares, the QEF Election will apply to the newly acquired aWME Class A Ordinary Shares (it is not clear whether or how a previously made QEF Election that is in effect with respect to aWME Class A Ordinary Shares would apply to aWME Class A Ordinary Shares subsequently acquired on the exercise of such Warrants). Notwithstanding the foregoing, the adverse tax consequences relating to PFIC treatment, adjusted to take into account current income inclusions resulting from the QEF Election, will generally continue to apply with respect to such newly acquired aWME Class A Ordinary Shares (which will generally be deemed to have a holding period for purposes of the PFIC rules that includes all or a portion of the period the U.S. Holder held the Warrants), unless the U.S. Holder makes a purging election (discussed below).

The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF Election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided by the PFIC, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF Elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a retroactive QEF Election under their particular circumstances.

If a U.S. Holder has made a QEF Election with respect to its Shares, and the special tax and interest charge rules do not apply to such shares (because the QEF Election was made in the U.S. Holder’s First PFIC Holding Year or a purging election (discussed below) was made), any gain recognized on the sale of such shares will generally be taxable as capital gain and no interest charge will be imposed under the PFIC rules. As discussed above, U.S. Holders who make a QEF Election with respect to a PFIC are currently taxed on their pro rata shares of such PFIC’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should generally not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a PFIC with respect to which a QEF Election has been made will be increased by amounts that are included in taxable income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a PFIC with respect to which a QEF Election has been made.

As noted above, a determination that BSII or aWME is a PFIC for a taxable year in which a U.S. Holder holds shares in such entity will generally continue to apply to such U.S. Holder for subsequent years in which the holder continues to hold shares in such entity (including a successor entity), whether or not such entity continues to be a PFIC. A U.S. Holder who makes the QEF Election for such holder’s First PFIC Holding Year, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the qualified electing fund inclusion regime with respect to such shares for any taxable year of such entity that ends within or with a taxable year of the U.S. Holder in which such entity is not a PFIC. However, if the QEF Election is not effective for each taxable year in which such entity is a PFIC and the U.S. Holder holds (or is deemed to hold) Shares, the Default PFIC Regime discussed above will continue to apply to such shares unless the holder makes a purging election (discussed below), and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF Election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes (or has made) a valid mark-to-market election with respect to Shares for such holder’s First PFIC Holding Year, such holder will generally not be subject to the Default PFIC Regime in respect of such shares as long as such shares continue to be treated as marketable shares. Instead, in general, the U.S. Holder will include as ordinary income for each year that BSII or aWME (as the case may be) is treated as a PFIC the excess, if any, of the fair market value of such shares at the end of its taxable year over the adjusted basis in such shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of such shares over the fair market value of such shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in such shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of such shares in a taxable year in which BSII or aWME (as the case may be) is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year. Currently, a mark-to-market election may not be made with respect to any BSII Warrants or aWME Warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the [Nasdaq]. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election under their particular circumstances.

Any Shares treated as stock of a PFIC under the Default PFIC Regime will continue to be treated as stock of a PFIC, including in taxable years in which BSII or aWME (as the case may be) ceases to be a PFIC, unless the applicable U.S. Holder makes a “purging election” with respect to such Shares. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value on the last day of the last year in which such entity is treated as a PFIC, and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in such shares. U.S. Holders should consult their tax advisors regarding the application of the purging elections rules to their particular circumstances.

If aWME is a PFIC and, at any time, has an equity interest in any foreign entity that is classified as a PFIC, U.S. Holders of aWME Securities would generally be deemed to own a proportionate amount (by value) of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if aWME receives a distribution from, or disposes of all or part of aWME’s interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC, in each case, as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions. A mark-to-market election generally would not technically be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or market-to-market election is made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. The rules dealing with PFICs and the elections described above are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders should consult their own tax advisors concerning the application of the PFIC rules under their particular circumstances.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION, OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Effects to U.S. Holders of Exercising Redemption Rights

Subject to the PFIC rules discussed above, the U.S. federal income tax consequences to a U.S. Holder of BSII Class A Ordinary Shares that exercises its redemption rights to receive cash in exchange for all or a portion of its BSII Class A Ordinary Shares will depend on whether the redemption qualifies as a sale of such shares redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code, as well as on whether such holder has made a timely QEF Election or mark-to-market election (each as discussed above).

The redemption of BSII Class A Ordinary Shares will generally qualify as a sale of the BSII Class A Ordinary Shares that are redeemed if such redemption (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. Under these tests, which are explained more fully below, it is expected that a redeeming U.S. Holder will generally be treated as selling its BSII Class A Ordinary Shares with the U.S. federal income tax consequences generally described above with respect to aWME Class A Ordinary Shares under “— Taxation on the Disposition of aWME Securities.”

For purposes of such tests, a U.S. Holder takes into account not only BSII Class A Ordinary Shares actually owned by such U.S. Holder, but also BSII Class A Ordinary Shares that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to BSII Class A Ordinary Shares owned directly, BSII Class A Ordinary Shares owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any BSII Class A Ordinary Shares such U.S. Holder has a right to acquire by exercise of an option, which would generally include shares which could be acquired pursuant to the exercise of the BSII Warrants.

The redemption of BSII Class A Ordinary Shares will generally be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of the respective entity’s outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80% of the percentage of the respective entity’s outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption. Prior to the Business Combination, the BSII Class A Ordinary Shares may not be treated as voting shares for this purpose, and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the BSII Class A Ordinary Shares actually or constructively owned by such U.S. Holder are redeemed or (ii) all of the BSII Class A Ordinary Shares actually owned by such U.S. Holder are redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of BSII Class A Ordinary Shares owned by certain family members and such U.S. Holder does not constructively own any other BSII Class A Ordinary Shares. The redemption of BSII Class A Ordinary Shares will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in the respective entity. Whether the redemption will result in a meaningful reduction in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the above tests is satisfied, a redemption will be treated as a distribution under Section 301 of the Code with respect to ordinary shares, and the tax effects will be as described for distributions on aWME Class A Ordinary Shares under “Taxation of Dividends and Other Distributions on aWME Class A Ordinary Shares” above. After the application of those rules, any remaining tax basis a U.S. Holder has in the redeemed BSII Class A Ordinary Shares will be added to the adjusted tax basis in such holder’s remaining BSII Class A Ordinary Shares. If there are no remaining BSII Class A Ordinary Shares, a U.S. Holder should consult its tax advisors as to the allocation of any remaining basis.

Certain U.S. Holders may be subject to special reporting requirements with respect to a redemption of BSII Class A Ordinary Shares, and such holders should consult with their tax advisors with respect to their reporting requirements.

ALL U.S. HOLDERS CONSIDERING EXERCISING REDEMPTION RIGHTS WITH RESPECT TO THEIR BSII CLASS A ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE POTENTIAL TAX CONSEQUENCES TO THEM OF THE INITIAL MERGER.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of aWME Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of aWME Ordinary Shares, nor will gains derived from the disposal of aWME Ordinary Shares be subject to Cayman Islands income or corporation tax.

Under the laws of the Cayman Islands, no stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands or if the transfer documents are executed in or brought into the Cayman Islands.

DESCRIPTION OF SECURITIES OF WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.

The following description of the material terms of the securities of World Media and Entertainment Universal Inc. includes a summary of specified provisions of the Amended aWME Articles that will be in effect on the Closing Date and immediately prior to the Merger Effective Time. This description is qualified by reference to the Amended aWME Articles as will be in effect on the Closing Date and immediately prior to the Merger Effective Time. In this section, the terms “aWME,” “we”, “our” or “us” refer to World Media and Entertainment Universal Inc. following the consummation of the Business Combination, and all capitalized terms used in this section are as defined in the Amended aWME Articles, unless elsewhere defined herein.

aWME is a Cayman Islands exempted company with limited liability and immediately following the consummation of the Business Combination its affairs will be governed by the Amended aWME Articles, the Cayman Islands Companies Act, and the common law of the Cayman Islands.

aWME’s authorized share capital will consist of            shares of a par value of US$[0.0001] each, consisting of            aWME Class A Ordinary Shares,            aWME Class B Ordinary Shares,            non-voting redeemable preferred shares (the “Non-Voting Preferred Shares”) [, and            shares of a par value of US$            each of such class or classes (however designated) as the aWME board of directors may determine in accordance with the Amended aWME Articles]. All aWME Ordinary Shares issued and outstanding at the consummation of the Business Combination will be fully paid and non-assessable.

The Amended aWME Articles will become effective on the Closing Date and immediately prior to the Merger Effective Time. The following are summaries of material provisions of the Amended aWME Articles and the Cayman Islands Companies Act insofar as they relate to the material terms of the aWME Ordinary Shares.

Ordinary Shares

General

Holders of aWME Class A Ordinary Shares and aWME Class B Ordinary Shares will generally have the same rights except for voting and conversion rights. aWME will maintain a register of its shareholders and a shareholder will be entitled upon request to a share certificate.

[We estimate that, immediately after the Closing, (i) the existing shareholders of aWME will own [•]% of the issued and outstanding aWME Ordinary Shares (and [•] will own [•]% of the outstanding aWME Ordinary Shares (and all of the outstanding aWME Class B Ordinary Shares), representing [•]% of aWME’s total voting power), (ii) Black Spade II Public Shareholders will own [•]% of the outstanding aWME Ordinary Shares, and (iii) the Sponsor will own [•]% of the outstanding aWME Ordinary Shares, assuming (a) none of the Black Spade II Public Shareholders exercise their redemption rights, and (b) no Black Spade II shareholder exercises its dissenters’ rights, and excluding shares underlying the BSII Public Warrants and BSII Private Warrants.

Although AMTD Digital Inc. will control the voting power of all of the issued and outstanding aWME Class B Ordinary Shares immediately following the consummation of the Business Combination, their controls over those shares are not permanent and are subject to reduction or elimination. As further described below, upon any transfer of aWME Class B Ordinary Shares by a holder thereof to any person which is not Dr. Calvin Choi and any other person designated by Dr. Calvin Choi, those shares will automatically and immediately convert into aWME Class A Ordinary Shares.]

Dividends

The holders of aWME Ordinary Shares will be entitled to such dividends as the board of directors may in its discretion lawfully declare from time to time, or as aWME shareholders may declare by ordinary resolution. aWME Class A Ordinary and aWME Class B Ordinary Shares rank equally as to dividends and other distributions. Dividends may be paid either in cash or in specie.

Holders of Non-Voting Preferred Shares shall not be entitled to any dividends for a period of twelve (12) months following the date of effectiveness of the Amended aWME Articles.

Voting Rights

In respect of all matters upon which holders of aWME Ordinary Shares are entitled to vote, each aWME Class A Ordinary Share will be entitled to one vote and each aWME Class B Ordinary Share will be entitled to 20 votes. Voting at any meeting of shareholders will be decided by way of a poll and not by way of a show of hands. A poll shall be taken in such manner as the chairperson of the meeting directs and the result of a poll shall be deemed to be the resolution of the meeting.

aWME Class A Ordinary Shares and aWME Class B Ordinary Shares will vote together on all matters as a single class except as otherwise required by law. An ordinary resolution to be passed by the shareholders will require a simple majority of votes cast, while a special resolution will require not less than two-thirds of votes cast, in each case by such shareholders entitled to vote and present in person or by proxy or (in the case of corporations) by their duly authorized representatives. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all members entitled to vote. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association.

Holders of Non-Voting Preferred Shares shall only on any transaction that may result in a Change of Control (as defined in the Amended aWME Articles), be entitled to cast one (1) vote per Non-Voting Preferred Share and shall vote at a separate general meeting of the holders of the Non-Voting Preferred Shares. Save for the above and except as provided in the Amended aWME Articles, each Non-Voting Preferred Share shall not be entitled to vote on any other matters subject to a vote at general meetings of aWME.

Optional and Mandatory Conversion

Each aWME Class B Ordinary Share will be convertible into one aWME Class A Ordinary Share at any time at the option of the holder thereof. aWME Class A Ordinary Shares will not be convertible into aWME Class B Ordinary Shares under any circumstances.

Upon any transfer of aWME Class B Ordinary Shares by a holder thereof to any person other than an Exempt Person (as defined in in the Amended aWME Articles), each such aWME Class B Ordinary Share will automatically and immediately convert into one aWME Class A Ordinary Share.

Holders of Non-Voting Preferred Shares are not entitled to any conversion rights under the Amended aWME Articles.

Transfer of Shares

Subject to applicable laws, including securities laws, and the restrictions contained in the Amended aWME Articles and to any lock-up agreements to which an aWME shareholder may be a party, any aWME shareholders may transfer all or any of their aWME Class A Ordinary Shares, aWME Class B Ordinary Shares or Non-Voting Preferred Shares by an instrument of transfer in the usual or common form or any other form approved by the board of directors of aWME.

aWME Class B Ordinary Shares may be transferred only to Dr. Calvin Choi and any other person designated by Dr. Calvin Choi and any aWME Class B Ordinary Shares transferred otherwise will be converted into aWME Class A Ordinary Shares as described above. See “— Optional and Mandatory Conversion.”

The board of directors of aWME may decline to register any transfer of any share unless:

•        the instrument of transfer is lodged with aWME accompanied by the certificate for the shares to which it relates (if any) and such other evidence as the board of directors of aWME may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class or series of shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; or

•        a fee of such maximum sum as            may determine to be payable, or such lesser sum as the board of directors of aWME may from time to time require, is paid to aWME in respect thereof.

If the board of directors of aWME refuses to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Liquidation

The aWME Class A Ordinary Shares and aWME Class B Ordinary Shares will rank equally upon occurrence of any liquidation or winding up of aWME, in the event of which aWME’s assets will be distributed to, or the losses will be borne by, shareholders in proportion to the par value of the shares held by them.

Holders of Non-Voting Preferred Shares shall, in the event of a liquidation, winding-up or dissolution of aWME, be entitled, prior and in preference to holders of the aWME Class A Ordinary Shares and aWME Class B Ordinary Shares, to the distribution of the assets of aWME available for distribution in the amount of the Preferred Shares Liquidation Preference (as defined in the Amended aWME Articles) (ratably based on the Non-Voting Preferred Shares held by each holder thereof), and the assets (if any) available for distribution after the full distribution of the Preferred Shares Liquidation Preference shall be distributed ratably among holders of the aWME Class A Ordinary Shares and aWME Class B Ordinary Shares.

Calls on Shares and Forfeiture of Shares

The board of directors of aWME may from time to time make calls upon shareholders for any amounts unpaid on their shares in aWME. The shares in aWME that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.

Redemption of Shares

Subject to the provisions of the Cayman Islands Companies Act, aWME may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or aWME. The redemption of such shares will be effected in such manner and upon such other terms as aWME may, by either the board of directors of aWME or by the shareholders by ordinary resolution, determine before the issue of the shares.

Variations of Rights of Shares

If at any time the share capital of aWME is divided into different classes of shares, all or any of the rights attached to any class (subject to any rights or restrictions for the time being attached to any class or series,) may only be materially and adversely varied with the consent in writing of the holders of all of the issued shares of that class or series or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class or series where at least one-third (1/3) in nominal or par value amount of the issued shares of that class are present (provided that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum).

General Meetings of Shareholders

[aWME may (but shall not be obliged to) in each calendar year hold an annual general meeting.] The annual general meeting shall be held at such time and place as the board of directors of aWME may determine. At least [seven] calendar days’ notice shall be given for any general meeting. The chairperson of our board of directors or the board of directors of aWME may call extraordinary general meetings. The board of directors of aWME must convene an extraordinary general meeting upon the requisition of shareholders holding at least one third of the votes that may be cast at such meeting. One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than [one-third (1/3)] of all votes attaching to all shares in issue and entitled to vote at such general meeting present shall be a quorum for all purposes[; provided, that the presence in person or by proxy of holders of a majority of aWME Class B Ordinary Shares shall be required in any event.]

Inspection of Books and Records

The board of directors of aWME will determine whether, to what extent, at what times and places and under what conditions or regulations the accounts and books of aWME will be open to the inspection by aWME shareholders, and no aWME shareholder will otherwise have any general right of inspecting any account or book or document of aWME except as required by law or the Amended aWME Articles or authorized by the board of directors of aWME.

Changes in Capital

aWME may from time to time by ordinary resolution:

•        increase its share capital by new shares of such amount as it thinks expedient;

•        consolidate and divide all or any share capital into shares of a larger amount than existing shares;

•        sub-divide its existing shares or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or

•        cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

aWME may by special resolution reduce its share capital or any capital redemption reserve fund in any manner permitted by the Cayman Islands Companies Act.

Warrants

Upon the consummation of the Business Combination, each BSII Warrant outstanding immediately prior will be assumed by aWME and converted into an aWME Warrant. Each aWME Warrant will continue to have and be subject to substantially the same terms and conditions as were applicable to such BSII Warrant immediately prior to the consummation of the Business Combination (including any repurchase rights and cashless exercise provisions). A summary description of the existing BSII Warrants is set forth below.

Public BSII Warrants

Each whole BSII Warrant entitles the registered holder to purchase one BSII Public Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of one year from the closing of the IPO and 30 days after the completion of Black Spade II’s initial business combination, except as discussed in the immediately succeeding paragraph. Pursuant to the Black Spade II warrant agreement, a BSII Warrant holder may exercise its BSII Warrants only for a whole number of BSII Public Shares. This means only a whole BSII Warrant may be exercised at a given time by a BSII Warrant holder. No fractional BSII Warrants will be issued upon separation of Units and only whole BSII Warrants will trade. Accordingly, unless an investor purchases at least three Units, they will not be able to receive or trade a whole BSII Warrant. The BSII Warrants will expire five years after the completion of Black Spade II’s initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Black Spade II will not be obligated to deliver any BSII Public Shares pursuant to the exercise of a BSII Warrant and will have no obligation to settle such exercise unless a registration statement under the Securities Act with respect to the BSII Public Shares underlying the BSII Warrants is then effective and a prospectus relating thereto is current, subject to Black Spade II satisfying its obligations described below with respect to registration, or a valid exemption from registration is available. No BSII Warrant will be exercisable for cash or on a cashless basis, and Black Spade II will not be obligated to issue a BSII Public Share upon exercise of a BSII Warrant unless the BSII Public Share issuable upon such BSII Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the BSII Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a BSII Warrant, the holder of such BSII Warrant will not be entitled to exercise such BSII Warrant and such BSII Warrant may have no value and expire worthless. In no event will Black Spade II be required to net cash settle any BSII Warrant. In the event that a registration statement is not effective for the exercised BSII Warrants, the purchaser of a Unit containing such BSII Warrant will have paid the full purchase price for the Unit solely for the BSII Public Share underlying such Unit.

Black Spade II has agreed that as soon as practicable, but in no event later than 30 business days after the closing of its initial business combination, Black Spade II will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the BSII Public Shares issuable upon exercise of the BSII Warrants, and it will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement and a current prospectus relating to those BSII Public Shares until the BSII Warrants expire or are redeemed, as specified in the Black Spade II warrant agreement. If the BSII Public Shares are at the time of any exercise of a BSII Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, Black Spade II may, at its option, require holders of public BSII Warrants who exercise their BSII Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event Black Spade II so elects, it will not be required to file or maintain in effect a registration statement, but it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the BSII Public Shares issuable upon exercise of the BSII Warrants is not effective within 60 business days after the closing of the initial business combination, Black Spade II warrant holders may, until such time as there is an effective registration statement and during any period when Black Spade II will have failed to maintain an effective registration statement, exercise BSII Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

In the case of a cashless exercise, each holder would pay the exercise price by surrendering the BSII Warrants for that number of BSII Public Shares equal to the quotient obtained by dividing (x) the product of the number of BSII Public Shares underlying the BSII Warrants, multiplied by the excess of the “fair market value” less the exercise price of the BSII Warrants by (y) the fair market value. The “fair market value” as used in this paragraph means the volume-weighted average price of the BSII Public Shares as reported during the 10 trading day period ending on the trading day prior to the date on which the notice of exercise is received by the BSII Warrant agent.

A holder of a BSII Warrant may notify Black Spade II in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such BSII Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the BSII warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the BSII Public Shares issued and outstanding immediately after giving effect to such exercise.

Redemption of BSII Warrants.    Once the BSII Warrants become exercisable, Black Spade II may redeem the outstanding BSII Warrants (except as described herein with respect to the private placement BSII Warrants):

•        in whole and not in part;

•        at a price of $0.01 per BSII Warrant;

•        upon a minimum of 30 days’ prior written notice of redemption to each Black Spade II warrant holder; and

•        if, and only if, the closing price of the BSII Public Shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a BSII Warrant as described under the heading “— Warrants — Public Shareholders’ Warrants — Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before Black Spade II sends the notice of redemption to the Black Spade II warrant holders.

If and when the BSII Warrants become redeemable by Black Spade II, it may not exercise its redemption right if the issuance of BSII Public Shares upon exercise of the BSII Warrants is not exempt from registration or qualification under applicable state blue sky laws or Black Spade II is unable to effect such registration or qualification. If and when the BSII Warrants become redeemable, Black Spade II may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, Black Spade II may redeem BSII Warrants even if the holders are otherwise unable to exercise their warrants.

Black Spade II has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the BSII Warrant exercise price. If the foregoing conditions are satisfied and Black Spade II issues a notice of redemption of the BSII Warrants, each Black Spade II warrant holder will be entitled to exercise his, her or its BSII Warrant prior to the scheduled redemption date. However, the price of the BSII Public Shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a BSII Warrant as described below under the heading “— Warrants — Public Shareholders’ Warrants — Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) BSII Warrant exercise price after the redemption notice is issued.

If Black Spade II calls the BSII Warrants for redemption as described above, Black Spade II management will have the option to require any holder that wishes to exercise its BSII Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their BSII Warrants on a “cashless basis,” Black Spade II management will consider, among other factors, Black Spade II’s cash position, the number of BSII Warrants that are outstanding and the dilutive effect on its shareholders of issuing the maximum number of BSII Public Shares issuable upon the exercise of the BSII Warrants. If Black Spade II management takes advantage of this option, all holders of BSII Warrants would pay the exercise price by surrendering their BSII Warrants for that number of BSII Public Shares equal to the quotient obtained by dividing (x) the product of the number of BSII Public Shares underlying the BSII Warrants, multiplied by the difference between the exercise price of the BSII Warrants and the “fair market value” by (y) the fair market value. For this purpose, “fair market value” means the average reported last sale price of the BSII Public Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of BSII Warrants. If Black Spade II management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of BSII Public Shares to be received upon exercise of the BSII Warrants, including the “fair market value” in such case.

Anti-dilution Adjustments.    If the number of outstanding BSII Public Shares is increased by a capitalization or share dividend payable in BSII Public Shares, or by a subdivision of ordinary shares or other similar event, then, on the effective date of such capitalization or share dividend, subdivision or similar event, the number of BSII Public Shares issuable on exercise of each BSII Warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering to holders of ordinary shares entitling holders to purchase BSII Public Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of BSII Public Shares equal to the product of (i) the number of BSII Public Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for BSII Public Shares) and (ii) one minus the quotient of (x) the price per BSII Public Share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for BSII Public Shares, in determining the price payable for BSII Public Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of BSII Public Shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the BSII Public Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if Black Spade II, at any time while the BSII Warrants are outstanding and unexpired, pays a dividend or make a distribution in cash, securities or other assets to holders of the BSII Public Shares on account of such BSII Public Shares (or other securities into which the BSII Warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the BSII Public Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of BSII Public Shares issuable on exercise of each BSII Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (c) to satisfy the redemption rights of the holders of BSII Public Shares in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of BSII Public Shares in connection with a shareholder vote to amend the amended and restated memorandum and articles of association (A) to modify the substance or timing of Black Spade II’s obligation to provide holders of the BSII Public Shares the right to have their shares redeemed in connection with an initial business combination or to redeem 100% of the public shares if Black Spade II does not complete the initial business combination within the Completion Window, or (B) with respect to any other material provisions relating to the shareholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of the public shares upon Black Spade II’s failure to complete an initial business combination, then the BSII Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each BSII Public Share in respect of such event.

If the number of outstanding BSII Public Shares is decreased by a consolidation, combination, reverse share sub-division, or reclassification of BSII Public Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of BSII Public Shares issuable on exercise of each BSII Warrant will be decreased in proportion to such decrease in outstanding BSII Public Shares.

Whenever the number of BSII Public Shares purchasable upon the exercise of the BSII Warrants is adjusted, as described above, the BSII Warrant exercise price will be adjusted by multiplying the BSII Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of BSII Public Shares purchasable upon the exercise of the BSII Warrants immediately prior to such adjustment and (y) the denominator of which will be the number of BSII Public Shares so purchasable immediately thereafter.

In addition, if (x) Black Spade II issues additional BSII Public Shares or equity-linked securities for capital raising purposes in connection with the closing of the initial business combination at an issue price or effective issue price of less than $9.50 per ordinary share (with such issue price or effective issue price to be determined in good faith by the Black Spade II Board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial business combination on the date of the consummation of the initial business combination (net of redemptions), and (z) the volume weighted average trading price of the BSII Public Shares during the 20 trading day period starting on the trading day prior to the day on which Black Spade II consummates its initial business combination (such price, the “Market Value”) is below $9.50 per share, the exercise price of the BSII Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above under “— Redemption of BSII Warrants when the price per BSII Public Share equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the outstanding BSII Public Shares (other than those described above or that solely affects the par value of such BSII Public Shares), or in the case of any merger or consolidation of Black Spade II with or into another corporation (other than a consolidation or merger in which Black Spade II is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding BSII Public Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of Black Spade II as an entirety or substantially as an entirety in connection with which Black Spade II is dissolved, the holders of the BSII Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the BSII Warrants and in lieu of the BSII Public Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of BSII Public Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the BSII Warrants would have received if such holder had exercised their BSII Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each BSII Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by the company in connection with redemption rights held by shareholders of the company as provided for in the company’s amended and restated memorandum and articles of association or as a result of the redemption of BSII Public Shares by the company if a proposed initial business combination is presented to the shareholders of the company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding BSII Public Shares, the holder of a BSII Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such Black Spade II warrant holder had exercised the BSII Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the BSII Public Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Black Spade II warrant agreement. If less than 70% of the consideration receivable by the holders of BSII Public Shares in such a transaction is payable in the form of BSII Public Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the BSII Warrant properly exercises the BSII Warrant within 30 days following public disclosure of such transaction, the BSII Warrant exercise price will be reduced as specified in the Black Spade II warrant agreement based on the per share consideration minus the Black-Scholes Warrant Value (as defined in the Black Spade II warrant agreement) of the BSII Warrant.

The BSII Warrants were issued in registered form under a Black Spade II warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Black Spade II. The Black Spade II warrant agreement provides that (a) the terms of the BSII Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the Black Spade II warrant agreement to the description of the terms of the BSII Warrants and the Black Spade II warrant agreement set forth in this prospectus, or defective provision, (ii) removing or reducing Black Spade II’s ability to redeem the BSII Public Warrants and, if applicable, a corresponding amendment to Black Spade II’s ability to redeem the BSII Private Warrants, or (iii) adding or changing any provisions with respect to matters or questions arising under the Black Spade II warrant agreement as the parties to the Black Spade II warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the BSII Public Warrants under the Black Spade II warrant agreement in any material respect; (b) the terms of the BSII Warrants may be amended with the vote or written consent of at least 50% of the then outstanding BSII Public Warrants and BSII Private Warrants, voting together as a single class, to allow for the BSII Warrants to be, or continue to be, as applicable, classified as equity in Black Spade II’s financial statements; and (c) all other modifications or amendments to the Black Spade II warrant agreement with respect to (i) the BSII Public Warrants require the vote or written consent of holders of at least 50% of the then outstanding BSII Public Warrants, and (ii) the BSII Private Warrants require the vote or written consent of holders of at least 50% of the then outstanding BSII Private Warrants.

The Black Spade II warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their BSII Warrants and receive BSII Public Shares. After the issuance of BSII Public Shares upon exercise of the BSII Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional BSII Warrants will be issued upon separation of the Units and only whole BSII Warrants will trade. If, upon exercise of the BSII Warrants, a holder would be entitled to receive a fractional interest in a share, Black Spade II will, upon exercise, round down to the nearest whole number the number of BSII Public Shares to be issued to the Black Spade II warrant holder.

Subject to applicable law, any action, proceeding or claim against Black Spade II arising out of or relating in any way to the Black Spade II warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and Black Spade II irrevocably submits to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Private Placement Warrants.    The private placement BSII Warrants (including the BSII Public Shares issuable upon exercise of the private placement BSII Warrants) will not be transferable, assignable or saleable until 30 days after the completion of the initial business combination (except pursuant to limited exceptions to Black Spade II’s officers and directors and other persons or entities affiliated with the Sponsor) and they will not be redeemable by Black Spade II so long as they are held by the Sponsor, its members or their respective permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the private placement BSII Warrants on a cashless basis. If the private placement BSII Warrants are held by holders other than the Sponsor or its permitted transferees, the private placement BSII Warrants will be redeemable by Black Spade II in all redemption scenarios and exercisable by the holders on the same basis as the BSII Warrants included in the Units.

Except as described below, the private placement warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in this offering. The private placement warrants will not be redeemable by us and may be exercisable on a cashless basis.

If holders of the private placement BSII Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its BSII Warrants for that number of BSII Public Shares equal to the quotient obtained by dividing (x) the product of the number of BSII Public Shares underlying the BSII Warrants, multiplied by the excess of the “Sponsor fair market value” (defined below) over the exercise price of the BSII Warrants by (y) the Sponsor fair market value. For these purposes, the “Sponsor fair market value” shall mean the volume-weighted average price of the BSII Public Shares for the 10 trading days ending on the 10th trading day prior to the date on which the notice of BSII Warrant exercise is sent to the BSII Warrant agent. The reason that Black Spade II agreed that these BSII Warrants will be exercisable on a cashless basis so long as they are held by the Sponsor and its permitted transferees is because it is not known at this time whether they will be affiliated with Black Spade II following a business combination. If they remain affiliated with Black Spade II, their ability to sell BSII Securities in the open market will be significantly limited. Black Spade II has policies in place that prohibit insiders from selling BSII Securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell BSII Securities, an insider cannot trade in BSII Securities if he or she is in possession of material non-public information. Accordingly, unlike public shareholders who could exercise their BSII Warrants and sell the BSII Public Shares received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, Black Spade II believes that allowing the holders to exercise such BSII Warrants on a cashless basis is appropriate.

Exempted Company

aWME is an exempted company with limited liability incorporated under the laws of Cayman Islands. The Cayman Islands Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        annual reporting requirements are minimal and consist mainly of a statement that the company has conducted its operations mainly outside of the Cayman Islands and has complied with the provisions of the Companies Act;

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue shares with no par value;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 or 30 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

Differences in Corporate Law

The Cayman Islands Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Cayman Islands Companies Act and the current Companies Act of England. In addition, the Cayman Islands Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Islands Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

Mergers and Similar Arrangements.    The Cayman Islands Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation containing certain prescribed information. That plan of merger or consolidation must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette, among other formalities. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Cayman Islands Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Cayman Islands Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies commonly referred to in the Cayman Islands as a “scheme of arrangement”, which may be tantamount to a merger. Schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved (i) in relation to a compromise or arrangement between a company and its creditors or any class of them, a majority in number of such creditors or class of creditors with whom the arrangement is to be made and who must in addition represent seventy-five per cent in value of such creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting summoned for that purpose; and (ii) in relation to a compromise or arrangement between a company and its shareholders or any class of them, shareholders who represent seventy-five per cent in value of the company’s members or class of members, as the case may be, that are present and voting either in person or by proxy at a meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•        we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question;

•        the arrangement is such as a businessman would reasonably approve; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Act or that would amount to a “fraud on the minority”.

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to dissenters’ rights or appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations.

The Cayman Islands Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Cayman Islands Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Cayman Islands Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Cayman Islands Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits.    Appleby, our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability of such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•        a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•        the act complained of, although not beyond the scope of the authority, could be effected duly if authorized by more than the number of votes which have actually been obtained; and

•        those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Amended aWME Articles provide that that we shall indemnify our directors, secretaries and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such persons in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

[In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in the Amended aWME Articles.]

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and the Amended aWME Articles provide that a resolution in writing signed by all the shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of World Media and Entertainment Universal Inc. (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of World Media and Entertainment Universal Inc. duly convened and held.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Islands Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Amended aWME Articles allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, the Amended aWME Articles do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but the Amended aWME Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Amended aWME Articles, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under the Amended aWME Articles, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is removed from office pursuant to other provisions of the Amended aWME Articles.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Amended aWME Articles, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the consent in writing of the holders of all of the issued shares of that class or series or the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class or series.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, the Amended aWME Articles may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by the Amended aWME Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our the Amended aWME Articles governing the ownership threshold above which shareholder ownership must be disclosed.

BENEFICIAL OWNERSHIP OF SECURITIES

Black Spade II

The following table sets forth information with respect to the beneficial ownership of BSII Shares as of the date of this proxy statement/prospectus:

•        each of Black Spade II’s directors and executive officers;

•        all of Black Spade II’s directors and executive officers as a group; and

•        each person known by Black Spade II to be the beneficial owner of more than five percent of its ordinary shares.

The percentage calculations in the table below are based on 19,125,000 BSII Shares (including 15,300,000 BSII Class A Ordinary Shares and 3,825,000 Founder Shares) issued and outstanding as of the date of this proxy statement/prospectus. Unless otherwise indicated, Black Spade II believes that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name of Beneficial Owners(1)	Class B ordinary shares(2)		Class A ordinary shares		Approximate Percentage of Voting Control
	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class
Black Spade Sponsor LLC II(3)	3,266,217	85.4%	—	—	17.1%
Dennis Tam	177,391	4.6%	—	—	*
Kester Ng	88,696	2.3%	—	—	*
Richard Taylor	88,696	2.3%	—	—	*
Russell Galbut	17,739	*	—	—	*
Robert Moore	17,739	*	—	—	*
Patsy Chan	17,739	*	—	—	*
Sammy Hsieh	17,739	*	—	—	*
All officers, directors and director nominees as a group (seven individuals)	426,739	11.2%	—	—	2.2%

Other 5% shareholders
AQR Capital Management, LLC(4)	—	—	857,750	5.6%	4.5%
Fort Baker Capital Management LP(5)	—	—	1,361,275	8.9%	7.1%
The Goldman Sachs Group, Inc.(6)	—	—	915,052	6.0%	4.8%
Barclays Capital Inc.(7)	—	—	975,000	6.4%	5.1%
Polar Asset Management Partners Inc.(8)	—	—	1,400,000	9.2%	7.3%

____________

*        Less than one percent.

(1)      Unless otherwise noted, the business address of the Sponsor and each Black Spade II officer and director is Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central, Hong Kong.

(2)      Interests shown consist solely of Founder Shares, classified as BSII Class B Ordinary Shares. Such shares will automatically convert into aWME Class A Ordinary Shares concurrently with or immediately following the consummation of our initial business combination on a one-for-one basis, subject to adjustment.

(3)      Black Spade Sponsor LLC II, Black Spade II’s sponsor, is the record holder of the shares reported herein. The Sponsor is managed by three managers, each of whom has one vote, and the approval of two of the three managers is required to approve an action of the Sponsor. No individual manager exercises voting or dispositive control over any of the securities held by the Sponsor. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regard to the Sponsor. Based upon the foregoing analysis, no individual manager of the Sponsor exercises voting or dispositive control over any of the securities held by the Sponsor, even those in which he directly holds a pecuniary interest. Accordingly, none of them are deemed to have or share beneficial ownership of such shares.

(4)      Represents shares that may be deemed to be beneficially owned by AQR Capital Management, LLC, AQR Capital Management Holdings, LLC and AQR Arbitrage, LLC. The address of the principal business office of each of these entities/persons is One Greenwich Plaza, Greenwich, CT 06830. Information derived from a Schedule 13G/A filed with the SEC on February 13, 2025.

(5)      Represents directly held by Fort Baker Capital Management LP. Steven Patrick Pigott acts as Limited Partner/Chief Investment Officer for Fort Baker Capital Management LP. Fort Baker Capital, LLC acts as General Partner for Fort Baker Capital Management LP. The address of the principal business office of each of these entities/persons is 700 Larkspur Landing Circle, Suite 275 Larkspur, CA 94939. Information derived from a Schedule 13G/A filed with the SEC on February 14, 2025.

(6)      Represents shares that may be deemed to be beneficially owned by The Goldman Sachs Group, Inc. and Goldman Sachs & Co. LLC. The address of the principal business office of each of these entities/persons is 200 West Street New York, NY 10282. Information derived from a Schedule 13G filed with the SEC on January 28, 2025.

(7)      The address of the principal business office of this entity is 1 Churchill Place, London, E14 5HP. Information derived from a Schedule 13G filed with the SEC on February 7, 2025.

(8)      The address of the principal business office of the reporting entity is 16 York Street, Suite 2900, Toronto, Ontario, M5J 0E6. Information derived from a Schedule 13G filed with the SEC on February 14, 2025.

World Media and Entertainment Universal Inc.

The following table sets forth information regarding the expected beneficial ownership of aWME Shares (i) as of the date of this proxy statement/prospectus and (ii) immediately following the consummation of the Business Combination by:

•        each person who is expected to beneficially own 5.0% or more of the issued and outstanding aWME Shares;

•        each person who is currently an executive officer or director of World Media and Entertainment Universal Inc. and who will be an executive officer or director of World Media and Entertainment Universal Inc. following the consummation of the Business Combination; and

•        all of those executive officers and directors of World Media and Entertainment Universal Inc. as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The total number of aWME Shares expected to be issued and outstanding after the consummation of the Business Combination will be (i) assuming a no redemption scenario and that no Black Spade II shareholder and no Black Spade II shareholder exercises its dissenters’ rights,            , and (ii) assuming a maximum redemption scenario,            . If the actual facts differ from these assumptions, these amounts will differ.

	Ordinary Shares Beneficially Owned as of the date of this proxy statement/prospectus			Ordinary Shares Beneficially Owned Immediately After Closing of the Business Combination
				No Redemption Scenario					Maximum Redemption Scenario
	Pre-closing ordinary share equivalents	% of total ordinary shares	% of voting power	Class A ordinary shares	Class B ordinary shares	Preferred shares	% of total ordinary shares	% of voting power	Class A ordinary shares	Class B ordinary shares	Preferred shares	% of total ordinary shares	% of voting power
Directors and Executive Officers(1):
Feridun Hamdullahpur	—	—	—
Joanne Shoveler	—	—	—
Samuel Chau	—	—	—
Calvin Choi	—	—	—
Giampietro Baudo	—	—	—
All Directors and Executive Officers as a Group

5.0% Shareholders:
AMTD Group Inc.(2)	1,979	15.3	16.1
AMTD IDEA Group(3)	7,425	57.5	60.4
AMTD Digital Inc.(4)	6,788	52.5	45.4
South Horizon Oceans (Group) Co Inc(5)	857	6.6	7.6

____________

(1)      The business address for the directors and executive officers of World Media and Entertainment Universal Inc. is 66 rue Jean-Jacques Rousseau 75001 Paris, France.

(2)      Prior to the Business Combination, represents (i) 12 ordinary shares directly held by AMTD Group Inc., (ii) 1,293 ordinary shares directly held by AMTD IDEA Group based on AMTD Group’s Inc.’s 26.5% beneficial ownership of AMTD IDEA Group; (iii) 507 ordinary shares held by AMTD Digital Inc., based on AMTD Group Inc.’s 26.5% beneficial ownership of AMTD IDEA Group and AMTD IDEA Group’s 37.5% beneficial ownership of AMTD Digital Inc., and (iv) 167 non-voting redeemable ordinary shares held by AMTD Digital Inc. based on AMTD Group Inc.’s 26.5% beneficial ownership of AMTD Digital Inc and AMTD IDEA Group’s 37.5% beneficial ownership of AMTD Digital Inc. AMTD Group is a British Virgin Islands company, with its registered address at the offices of Conyers Trust Company (BVI) Limited, Commerce House, Wickhams Cay I, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. The board of directors of AMTD Group consists of Mr. Marcellus Wong and Dr. Feridun Hamdullahpur.

(3)      Prior to the Business Combination, represents (i) 4,880 ordinary shares directly held by AMTD IDEA Group, (ii) 1,915 ordinary shares held by AMTD Digital Inc. based on AMTD IDEA Group’s 37.5% beneficial ownership of AMTD Digital Inc., and (iii) 630 non-voting redeemable ordinary shares held by AMTD Digital Inc. based on AMTD IDEA Group’s 37.5% beneficial ownership of AMTD Digital Inc. AMTD IDEA Group is a Cayman Islands company whose registered address is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The board of directors of AMTD IDEA Group consists of Dr. Feridun Hamdullahpur, Dr. Timothy Tong, Dr. Annie Koh, Marcellus Wong, and Raymond Yung. AMTD IDEA Group is dual-listed on the NYSE and SGX and is 23.5% beneficially owned by AMTD Group Inc.

(4)      Prior to the Business Combination, represents (i) 5,108 ordinary shares and (ii) 1,680 non-voting redeemable ordinary shares held by AMTD Digital Inc., a Cayman Islands company whose registered address is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The board of directors of AMTD Digital Inc. consists of Dr. Timothy Tong, Dr. Feridun Hamdullahpur, Joanne Shoveller and Mark Chi Hang Lo. AMTD Digital Inc. is listed on the NYSE and is 37.5% beneficially owned by AMTD IDEA Group.

(5)      Prior to Business Combination, consists of 857 ordinary shares held by South Horizon Oceans (Group) Co Inc., a Cayman Islands company whose registered address of is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Island. South Horizon Oceans (Group) Co Inc. is owned by L.R. Capital China Growth II Company Limited.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Certain Relationships and Related Person Transactions — Black Spade

On May 21, 2024, the Sponsor purchased 4,312,500 of the BSII Class B ordinary shares (the “Founder Shares”) in exchange for a capital contribution of $25,000 that was paid by the Sponsor for deferred offering costs. In connection with the partial exercise of underwriters’ over-allotment option in Black Spade II’s IPO, 487,500 Class B ordinary shares were forfeited and the Sponsor subsequently holds 3,825,000 Founder Shares.

On August 20, 2024, the Sponsor transferred a total of 630,000 Founder Shares to directors, officers and certain employees of Sponsor’s affiliates, at a price of $0.006 per share.

Substantially concurrently with the completion of Black Spade II’s IPO, the Sponsor purchased an aggregate of 11,000,000 Private Placement Warrants at a price of $0.50 per Private Placement Warrant, generating gross proceeds of $5,500,000 in the aggregate. Also in connection with the partial exercise of the over-allotment option, the Sponsor purchased an additional 120,000 Private Placement Warrants at a purchase price of $0.50 per Private Placement Warrant, generating additional gross proceeds to Black Spade II of $60,000. The Private Placement Warrants are identical to the warrants sold in Black Spade II’s IPO except that the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) are not redeemable by Black Spade II, (ii) may not (including the BSII Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) are entitled to registration rights. The Private Placement Warrants (including the BSII Class A ordinary shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

Pursuant to a letter agreement with the Sponsor, Black Spade II has agreed not to enter into a definitive agreement regarding a business combination without the prior written consent of the Sponsor.

Black Spade II currently utilize office space at Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central, Hong Kong from the Sponsor as its executive offices. Commencing on the date that BSII Securities are first listed on Nasdaq through the earlier of consummation of its initial business combination and its liquidation, Black Spade II pay the Sponsor or an affiliate of up to $20,000 per month for office space, utilities, secretarial and administrative support services provided to members of its management team.

No compensation of any kind, including finder’s and consulting fees, will be paid by Black Spade II to the Sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Black Spade II’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Black Spade II’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers, directors or Black Spade II’s or their affiliates.

On May 21, 2024, the Sponsor issued an unsecured promissory note to Black Spade II (the “Promissory Note”), pursuant to which Black Spade II may borrow up to an aggregate principal amount of $250,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2024 or (ii) the consummation of Black Spade II’s IPO. Prior to the closing of Black Spade II’s IPO, Black Spade II withdrew $193,720 under the Promissory Note, which was fully repaid subsequent to the closing of Black Spade II’s IPO, on September 5, 2024. As of December 31, 2024, there was no outstanding borrowings under the Promissory Note and the note is no longer available.

In addition, in order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of Black Spade II’s officers and directors may, but are not obligated to, loan Black Spade II funds as may be required. Such working capital loans would be evidenced by promissory notes. The notes may be repaid upon completion of a business combination, without interest, or, at the lender’s discretion, up to $2,000,000 of the notes may be converted upon completion of a business combination into warrants at a price of $0.50 per warrant. Such warrants would be identical to the private placement warrants. In the event that a business combination does not close, Black Spade II may use a portion of proceeds held outside the trust account to repay the working capital loans but no proceeds held in the trust account would be used to repay the working capital loans. As of the date of this proxy statement/prospectus, there were no amounts outstanding under the working capital loans. Any of the foregoing payments to the Sponsor, repayments of loans from the Sponsor or repayments of working capital loans prior to Black Spade II’s initial business combination will be made using funds held outside the trust account.

After Black Spade II’s initial business combination, members of its management team who remain with Black Spade II may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to Black Spade II Shareholders, to the extent then known, in the proxy solicitation or tender offer materials, as applicable, furnished to Black Spade II Shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider Black Spade II’s initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

Black Spade II have entered into a registration rights agreement with respect to the Founder Shares and Private Placement Warrants. On January 27, 2024, concurrently with the execution of the Business Combination Agreement, Black Spade II entered into a sponsor support agreement and deed, with the Sponsor and certain other holders of BSII Class B Ordinary Shares and BSII Private Warrants (each, and together with the Sponsor, the “Sponsor Parties”), pursuant to which each Sponsor Party agreed to, among other things, (i) attend the extraordinary general meeting of holders of BSII Shares (including any permitted adjournment or postponement) to establish a quorum for the purpose of approving the Business Combination, and (ii) vote the BSII Class B Ordinary Shares, and any other of BSII securities acquired by such Sponsor Party in favor of approving the transactions contemplated by the Business Combination Agreement. In connection with the execution of the Business Combination Agreement, Black Spade II, the Sponsor and other affiliates of Black Spade II have entered into a number of agreements with aWME. See “Business Combination Agreement” and “Agreements in Connection With the Business Combination Agreement.”

Certain Relationships and Related Person Transactions — aWME

aWME has generated US$2,888,000, US$$2,726,000 and US$$2,730,000 of marketing income from AMTD Group Inc. in 2022, 2023 and the six months ended June 30, 2024.

Employment Agreements and Indemnification Agreements

See “Management Following the Business Combination — Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Management Following the Business Combination — Share Incentive Plan.”

License Agreement between aWME and AMTD Group Inc.

See “Information About aWME — Intellectual Property — Intellectual Property License Agreement with AMTD Group Inc.”

PRICE RANGE OF SECURITIES AND DIVIDEND INFORMATION

Black Spade II’s Units, the BSII Class A Ordinary Shares and the BSII Public Warrants are each traded on Nasdaq under the symbols “BSIIU,” “BSII” and “BSIIW,” respectively.

The closing price of the Units, BSII Class A Ordinary Shares and BSII Public Warrants on January 24, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.13, $9.93 and $0.48, respectively. As of            , 2025, the record date for the extraordinary general meeting, the most recent closing price for each Unit, BSII Class A Ordinary Shares and BSII Public Warrant was $            , $            and $            , respectively.

Holders of the Units, BSII Class A Ordinary Shares and BSII Public Warrants should obtain current market quotations for their securities. The market price of BSII’s securities could vary at any time before the Business Combination.

Historical market price information regarding aWME is not provided because there is no public market for its securities. aWME has applied to list the aWME Ordinary Shares and aWME Warrants on under the symbols “            “ and “            ,” respectively. It is a condition to consummation of the Business Combination in the Business Combination Agreement that the aWME Ordinary Shares and aWME Warrants to be issued in connection with the Business Combination shall have been approved for listing on            , subject only to official notice of issuance thereof. aWME and Black Spade II have certain obligations in the Business Combination Agreement to use reasonable best efforts in connection with the Business Combination, including with respect to satisfying this            listing condition. The            listing condition in the Business Combination Agreement may be waived by the parties to the Business Combination Agreement.

Holders

As of            , 2025, there was            holder of record of Units,            holder of record of BSII Class A Ordinary Shares,            holder of record of BSII Founder Shares,            holder of record of            BSII Public Warrants and holder of record of BSII Private Warrants. As of            , 2025, there were            holders of record of aWME’s ordinary shares and            holder of record of aWME’s non-voting redeemable ordinary shares. See “Beneficial Ownership of Securities of Black Spade II and aWME.”

Dividend Policy

Black Spade II has not paid any cash dividends on its ordinary shares to date and does not intend to pay cash dividends prior to the completion of its initial business combination.

The payment of any cash dividends after consummation of the Business Combination shall be dependent upon the revenue, earnings and financial condition of aWME from time to time. The payment of any dividends subsequent to the Business Combination shall be within the discretion of the board of directors of aWME.

FUTURE SHAREHOLDER PROPOSALS AND NOMINATIONS

If the Business Combination is consummated and you become a holder of aWME Ordinary Shares, you shall be entitled to attend and participate in World Media and Entertainment Universal Inc.’s annual meetings of shareholders. If World Media and Entertainment Universal Inc. holds (but it is not obliged to under the Amended aWME Articles) a [2025] annual meeting of shareholders, it shall provide notice of or otherwise publicly disclose the date on which such annual meeting shall be held. As a foreign private issuer, World Media and Entertainment Universal Inc. shall not be subject to the SEC’s proxy rules.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the Black Spade II Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Black Spade II, Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central, Hong Kong. Following the Business Combination, such communications should be sent in care of World Media and Entertainment Universal Inc., 66 rue Jean-Jacques Rousseau 75001 Paris, France. Each communication shall be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

The validity of the aWME Class A Ordinary Shares offered by this proxy statement/prospectus and certain other Cayman Islands legal matters will be passed upon for World Media and Entertainment Universal Inc. by Conyers Dill & Pearman Pte. Ltd. Certain legal matters relating to U.S. federal securities and New York State laws will be passed upon for aWME by Skadden, Arps, Slate, Meagher & Flom LLP.

Certain legal matters relating to U.S. federal securities and New York State laws will be passed upon for Black Spade II by Latham & Watkins LLP. Certain Cayman Islands matters will be passed upon for Black Spade II by Appleby.

EXPERTS

The combined financial statements of World Media and Entertainment Universal Inc. as of and for the years ended December 31, 2022 and 2023 and as of and for the six months ended June 30, 2023 and 2024, have been included herein in reliance upon the report of Assentsure PAC, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Black Spade II as              of and for the period from              through              appearing in this proxy statement/prospectus have been audited by             , independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Black Spade II and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of Black Spade II’s annual report to shareholders and Black Spade II’s proxy statement. Upon written or oral request, Black Spade II shall deliver a separate copy of the annual report and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that Black Spade II deliver single copies of such documents in the future. Shareholders may notify Black Spade II of their requests by calling or writing to Black Spade II at its principal executive offices at +852 3955 1316 and Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central, Hong Kong. Following the Business Combination, such requests should be made by writing to World Media and Entertainment Universal Inc. at 66 rue Jean-Jacques Rousseau 75001 Paris, France.

ENFORCEABILITY OF CIVIL LIABILITY

World Media Entertainment Universal Inc. is incorporated under the laws of the Cayman Islands. Service of process upon World Media Entertainment Universal Inc. and upon its directors and officers named in this proxy statement/prospectus, may be difficult to obtain within the United States. Furthermore, because substantially all of aWME’s assets are located outside the United States, any judgment obtained in the United States against aWME may not be collectible within the United States.

aWME has been advised by its Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

aWME has also been advised by its Cayman Islands legal counsel that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against aWME under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

WHERE YOU CAN FIND MORE INFORMATION

As a foreign private issuer, after the consummation of the Business Combination, World Media and Entertainment Universal Inc. shall be required to file its annual report on Form 20-F with the SEC no later than four months following its fiscal year end. Black Spade II files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Black Spade II at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

To obtain additional copies of this proxy statement/prospectus, at no cost, and ask any questions you may have about the proposals described therein, please contact:

Investor Relations
Black Spade Acquisition II Co
Suite 2902, 29/F, The Centrium
60 Wyndham Street, Central
Hong Kong
Email: ir@blackspadeacquisitionii.com

You may also obtain these documents at no cost by requesting them in writing or by telephone from Black Spade II’s proxy solicitation agent and ask any questions about how to vote or direct a vote in respect of your shares of BSII Shares at the following address, telephone number and email:

[            ]
[            ]
[            ]
[            ]
[            ]

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Meeting. If you request any documents from us, we shall mail them to you by first class mail, or another equally prompt means.

You may contact Black Spade II’s transfer agent at the following address and emails for redemption and proxy matters respectively:

Continental Stock Transfer & Trust Company
1 State Street — 30th Floor
New York, New York 10004
Attn: SPAC Redemption Team
Email: spacredemptions@continentalstock.com

Or

Continental Stock Transfer & Trust Company
1 State Street — 30th Floor
New York, New York 10004
Email: proxy@continentalstock.com

None of Black Spade II or World Media and Entertainment Universal Inc. has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that which is contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

All information contained in this proxy statement/prospectus relating to aWME has been supplied by aWME, and all such information relating to Black Spade II has been supplied by Black Spade II. Information provided by one another does not constitute any representation, estimate or projection of the other.

The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.

PAGE(S)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID No. 6783)	F-18
COMBINED FINANCIAL STATEMENTS
Combined statements of profit or loss and other comprehensive income for the years ended December 31, 2022 and 2023 and six months ended June 30, 2023 and 2024	F-19
Combined statements of financial position as of December 31, 2022 and 2023 and June 30, 2024	F-20
Combined statements of changes in equity for the years ended December 31, 2022 and 2023 and six months ended June 30, 2023 and 2024	F-21 to F-22
Combined statements of cash flows for the years ended December 31, 2022 and 2023 and six months ended June 30, 2023 and 2024	F-23 to F-24
Notes to the combined financial statements for the years ended December 31, 2022 and 2023 and six months ended June 30, 2023 and 2024	F-25 to F-77

BLACK SPADE ACQUISITION II CO
CONDENSED BALANCE SHEET
(UNAUDITED)
JUNE 30, 2024

Assets
Deferred offering costs	$332,988
Total Assets	$332,988

Liabilities and Shareholder’s Deficit
Current Liabilities
Accrued offering costs	$252,327
Accounts payable and accrued expenses	30,352
Promissory note – related party	78,488
Total Liabilities	361,167

Commitments and Contingencies (Note 6)
Shareholder’s Deficit
Preference shares, $0.0001 par value; 1,500,000 shares authorized; none issued or outstanding	—
Class A ordinary shares, $0.0001 par value; 150,000,000 shares authorized; none issued or outstanding	—
Class B ordinary shares, $0.0001 par value; 15,000,000 shares authorized; 4,312,500 shares issued and outstanding(1)	431
Additional paid-in capital	24,569
Accumulated deficit	(53,179)
Total Shareholder’s Deficit	(28,179)
Total Liabilities and Shareholder’s Deficit	$332,988

____________

(1)      Includes up to 562,500 Class B ordinary shares subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters (Note 5).

The accompanying notes are an integral part of the unaudited condensed financial statements.

BLACK SPADE ACQUISITION II CO
CONDENSED STATEMENT OF OPERATIONS
FOR THE PERIOD FROM MAY 9, 2024 (INCEPTION) THROUGH JUNE 30, 2024
(UNAUDITED)

General and administrative costs	$53,179
Net loss	(53,179)

Weighted average shares outstanding, Class B ordinary shares(1)	3,750,000

Basic and diluted net loss per share, Class B ordinary shares	$(0.01)

____________

(1)      Excludes up to 562,500 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (Note 5).

The accompanying notes are an integral part of the unaudited condensed financial statements.

BLACK SPADE ACQUISITION II CO
CONDENSED STATEMENT OF CHANGES IN SHAREHOLDER’S DEFICIT
FOR THE PERIOD FROM MAY 9, 2024 (INCEPTION) THROUGH JUNE 30, 2024
(UNAUDITED)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholder’s Deficit
	Shares	Amount	Shares	Amount
Balance – May 9, 2024 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor(1)	—	—	4,312,500	431	24,569	—	25,000
Net loss	—	—	—	—	—	(53,179)	(53,179)

Balance – June 30, 2024	—	$—	4,312,500	$431	$24,569	$(53,179)	$(28,179)

____________

(1)      Includes up to 562,500 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (Note 5).

The accompanying notes are an integral part of the unaudited condensed financial statements.

BLACK SPADE ACQUISITION II CO
CONDENSED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM MAY 9, 2024 (INCEPTION) THROUGH JUNE 30, 2024
(UNAUDITED)

Cash Flows from Operating Activities:
Net loss	$(53,179)
Adjustments to reconcile net loss to net cash used in operating activities:
General and administrative expenses paid through promissory note – related party	22,827
Changes in operating assets and liabilities:
Accrued expenses	30,352
Net cash used in operating activities	—

Net Change in Cash	—
Cash – Beginning of period	—
Cash – End of period	$—

NonCash investing and financing activities:
Deferred offering costs included in accrued offering costs	$252,327
Deferred offering costs paid through promissory note – related party	$55,661
Deferred offering costs paid by Sponsor in exchange for issuance of Class B ordinary shares	$25,000

The accompanying notes are an integral part of the unaudited condensed financial statements.

BLACK SPADE ACQUISITION II CO
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Black Spade Acquisition II Co (the “Company”) was incorporated in the Cayman Islands on May 9, 2024. The Company was formed for the purpose of effecting a merger, capital share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company, and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2024, the Company had not commenced any operations. All activity for the period from May 9, 2024 (inception) through June 30, 2024 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s Initial Public Offering was declared effective on August 23, 2024. On August 29, 2024, the Company consummated the Initial Public Offering of 15,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”) at $10.00 per Unit, generating gross proceeds of $150,000,000, which is discussed in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 11,000,000 warrants (the “Private Placement Warrants”) at a price of $0.50 per Private Placement Warrant, in a private placement to Black Spade Sponsor LLC II, the Company’s sponsor (the “Sponsor”), generating gross proceeds of $5,500,000, which is described in Note 4.

The Company had granted the underwriters in the Initial Public Offering, a 45-day option to purchase up to 2,250,000 additional Units to cover over-allotments, if any (“Over-Allotment Units”). On September 26, 2024, the underwriters exercised a portion of the option and purchased 300,000 Over-Allotment Units, generating gross proceeds of $3,000,000. In connection with the partial exercise of the over-allotment option, the Sponsor purchased an additional 120,000 Private Placement Warrants at a purchase price of $0.50 per Private Placement Warrant, generating additional gross proceeds to the Company of $60,000. The underwriters have forfeited the option to purchase the remaining 1,950,000 Units.

Transaction costs amounted to $7,395,804, consisting of $2,660,000 of cash underwriting fee (net of $400,000 underwriters’ reimbursement), $4,257,000 of deferred underwriting fee (see additional discussion in Note 6), and $478,804 of other offering costs.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully.

The Company must complete one or more initial Business Combinations with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions on the Trust Account). The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

BLACK SPADE ACQUISITION II CO
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Following the closing of the Initial Public Offering, on August 29, 2024, and the partial over-allotment close on September 26, 2024, an amount of $153,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units and the sale of the Private Placement Warrants was placed in the trust account (the “Trust Account”), located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act and/or held as cash or cash items (including in demand deposit accounts), as determined by the Company, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

The Company will provide the holders of the outstanding Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer in connection with the Business Combination. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, including interest earned on the funds held in the trust account (net of amounts withdrawn to fund the working capital requirements, including for payment of any income taxes and up to $100,000 to pay dissolution expenses, subject to an annual limit of 10% of interest earned on funds held in the trust account (“permitted withdrawals”)). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to possible redemption were recorded at a redemption value and were classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.”

The Company will not redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it does not then become subject to the U.S. Securities and Exchange Commission’s (“SEC”) “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the Business Combination. If the Company seeks shareholder approval of the Business Combination, the Company will proceed with a Business Combination if a majority of the outstanding shares voted are voted in favor of the Business Combination, or such other vote as required by law or stock exchange rule. If a shareholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its amended and restated memorandum and articles of association (the “Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the SEC and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transaction is required by applicable law or stock exchange listing requirements, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Articles of Association will provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to the Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Articles of Association (i) to modify the substance or timing of the Company’s obligation to allow redemptions

BLACK SPADE ACQUISITION II CO
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company has not completed a Business Combination within 24 months from the closing of the Initial Public Offering (or 27 months from the closing of the Initial Public Offering if the Company has executed a letter of intent, agreement in principle or definitive agreement for an initial business combination within 24 months from the closing of the Proposed Public Offering) (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay taxes (less funds withdrawn for any permitted withdrawals), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts were included with the other funds held in the Trust Account that was available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public Share due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn for any permitted withdrawals, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

BLACK SPADE ACQUISITION II CO
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s prospectus for its Initial Public Offering as filed with the SEC on August 29, 2024, as well as the Company’s Current Report on Form 8-K, as filed with the SEC on September 5, 2024. The interim results for the period from May 9, 2024 through June 30, 2024, are not necessarily indicative of the results to be expected for the year ending December 31, 2024 or for any future periods.

Liquidity and Capital Resources

As of June 30, 2024, the Company had no cash and a working capital deficit of $361,167. In connection with the Company’s assessment of going concern considerations in accordance with ASC 205-40, “Going Concern,” and through the consummation of the Initial Public Offering on August 29, 2024, the Company has sufficient funds for the working capital needs of the Company until a minimum of one year from the date of issuance of these condensed financial statements. The Company cannot be assured that its plans to consummate an Initial Business Combination will be successful.

The Company does not believe it will need to raise additional funds in order to meet the expenditures required for operating its business. However, if the estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to the initial Business Combination.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and

BLACK SPADE ACQUISITION II CO
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering.” Deferred offering costs consist principally of professional and registration fees that are related to the Proposed Public Offering. Financial Accounting Standards Board (“FASB”) ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate Proposed Public Offering proceeds from the Units between Class A ordinary shares and warrants, using the residual method by allocating Proposed Public Offering proceeds first to assigned value of the warrants and then to the Class A ordinary shares. Offering costs allocated to the Class A ordinary shares will be charged to temporary equity and offering costs allocated to the Public and Private Placement Warrants will be charged to shareholder’s equity as Public and Private Placement Warrants after management’s evaluation will be accounted for under equity treatment. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

BLACK SPADE ACQUISITION II CO
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the condensed statement of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the condensed balance sheet as current or non-current based on whether or not net cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The underwriters’ over-allotment option is deemed to be a freestanding financial instrument indexed on the contingently redeemable shares and will be accounted for as a liability pursuant to ASC 480 if not fully exercised at the time of the Initial Public Offering.

Warrant Instruments

The Company will account for the Public and Private Warrants issued in connection with the Initial Public Offering and the private placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging”. Accordingly, the Company evaluated and will classify the warrant instruments under equity treatment at their assigned values. There are no Public or Private Warrants outstanding as of June 30, 2024.

Net Loss per Ordinary Share

Net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 562,500 ordinary shares that are subject to forfeiture by the holders thereof depending on the extent to which the underwriters’ over-allotment option is exercised (see Note 5). At June 30, 2024, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per ordinary share is the same as basic loss per ordinary share for the period presented.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.

BLACK SPADE ACQUISITION II CO
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, on August 29, 2024, the Company sold 15,000,000 Units, at a price of $10.00 per Unit. On September 26, 2024, the underwriters purchased an additional 300,000 Units pursuant to the partial exercise of the over-allotment option. The Units were sold at an offering price of $10.00 per Unit, generating additional gross proceeds to the Company of $3,000,000.

Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 7). Only whole warrants are exercisable. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will become exercisable on the later of 30 days after the completion of the initial Business Combination or 12 months from the closing of the Initial Public Offering and will expire five years after the completion of the initial Business Combination or earlier upon redemption or liquidation.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 11,000,000 Private Placement Warrants at a price of $0.50 per Private Placement Warrant ($5,500,000 in the aggregate). In connection with the partial exercise of the over-allotment option, the Sponsor purchased an additional 120,000 Private Placement Warrants at a purchase price of $0.50 per Private Placement Warrant, generating additional gross proceeds to the Company of $60,000. Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 7). The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. The Private Placement Warrants (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants) are not transferable, assignable or saleable until 30 days after the completion of an Initial Business Combination, subject to certain exceptions.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On May 21, 2024, the Sponsor purchased 4,312,500 of the Company’s Class B ordinary shares (the “Founder Shares”) in exchange for a capital contribution of $25,000 that was paid by the Sponsor for deferred offering costs. The Founder Shares include an aggregate of up to 562,500 shares subject to forfeiture to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the number of Founder Shares will equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. On September 26, 2024, the underwriters partially exercised their over-allotment option and purchased an additional 300,000 Units. Due to the partial exercise and the decision to forfeit the remaining option, 487,500 Class B ordinary shares were forfeited and the Sponsor subsequently holds 3,825,000 Founder Shares.

On August 20, 2024, the Sponsor transferred a total of 630,000 Founder Shares to directors, officers and certain employees of Sponsor’s affiliates, at a price of $0.006 per share. The sale of the Founders Shares to each of the directors, officers and certain employees of Sponsor’s affiliates is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The fair value of the 630,000 shares granted to the directors, officers and certain employees of Sponsor’s affiliates was $1,096,200 or $1.74 per share. The Founders Shares were granted subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founders Shares is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. As of June 30, 2024, the

BLACK SPADE ACQUISITION II CO
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

Company determined that a Business Combination is not considered probable, and, therefore, no stock-based compensation expense has been recognized. Stock-based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon consummation of a Business Combination) in an amount equal to the number of Founders Shares times the grant date fair value per share (unless subsequently modified) less the amount initially received for the purchase of the Founders Shares.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of (A) six months after the completion of the initial Business Combination or earlier if, subsequent to the initial Business Combination, the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, and (B) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Promissory Note — Related Party

On May 21, 2024, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $250,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) December 31, 2024 or (ii) the consummation of the Initial Public Offering. As of June 30, 2024, there was $78,488 outstanding borrowings under the Promissory Note. The Promissory Note has been repaid post the closing of the Initial Public Offering, on September 5, 2024.

Administrative Services Agreement

The Company entered into an agreement, commencing on August 23, 2024, through the earlier of the consummation of the initial Business Combination and liquidation, to pay the Sponsor $20,000 per month for office space, utilities and secretarial and administrative support services.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $2,000,000 of the notes may be converted upon completion of a Business Combination into warrants at a price of $0.50 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of June 30, 2024, there were no amounts outstanding under the Working Capital Loans.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Risk and Uncertainties

The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. Certain countries, including the United States, have

BLACK SPADE ACQUISITION II CO
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyberattacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect the Company’s search for an initial business combination and any target business with which the Company may ultimately consummate an initial business combination.

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of Initial Public Offering requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain piggyback registration rights with respect to registration statements filed subsequent to completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until the securities covered thereby are released from their lock-up restrictions. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of Initial Public Offering to purchase up to 2,250,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. On September 26, 2024, the underwriters purchased an additional 300,000 Units pursuant to the partial exercise of the over-allotment option. The Units were sold at an offering price of $10.00 per Unit, generating additional gross proceeds to the Company of $3,000,000. The underwriters have forfeited the option to purchase the remaining 1,950,000 Units.

The underwriters were entitled to a cash underwriting discount of $0.20 per Unit, or 2%, or $3,000,000 in the aggregate, paid at the closing of the Initial Public Offering. The underwriters paid the Company an aggregate amount of $400,000 at the closing of the Initial Public Offering as reimbursement to the Company for certain of its expenses and fees incurred in connection with the Initial Public Offering. Additionally, the underwriters were entitled to a cash underwriting discount of $60,000 for the partial over-allotment exercise, which closed and was paid on September 26, 2024. In addition, the underwriters were entitled to a deferred fee of up to $0.30 per Unit, or 3% of the gross proceeds of the offering, or up to $4,257,000 in the aggregate (including the partial over-allotment exercised which closed on September 26, 2024). The deferred fee will be payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

BLACK SPADE ACQUISITION II CO
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 7. SHAREHOLDER’S DEFICIT

Preference Shares — The Company is authorized to issue 1,500,000 preference shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of June 30, 2024, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 150,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. As of June 30, 2024, there were no Class A ordinary shares issued or outstanding.

Class B Ordinary Shares — The Company is authorized to issue 15,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of Class B ordinary shares are entitled to one vote for each share. As of June 30, 2024, there were 4,312,500 Class B ordinary shares issued and outstanding, of which an aggregate of up to 562,500 Class B ordinary shares are subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full or in part so that the number of Founder Shares will equal 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. On September 26, 2024, the underwriters partially exercised their over-allotment option and purchased an additional 300,000 Units. Due to the partial exercise and the decision to forfeit the remaining option, 487,500 Class B ordinary shares were forfeited and the Sponsor subsequently holds 3,825,000 Founder Shares.

Only holders of the Class B ordinary shares will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholder except as otherwise required by law. In connection with the initial business combination, the Company may enter into a shareholders’ agreement or other arrangements with the shareholders of the target or other investors to provide for voting or other corporate governance arrangements that differ from those in effect upon completion of this offering.

The Class B ordinary shares will convert into Class A ordinary shares concurrently with or immediately following the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, 20% of the sum of (i) the total number of Class A ordinary shares issued and outstanding upon completion of the Initial Public Offering, plus (ii) the total number of Class A ordinary shares issuable upon conversion of the Class B ordinary shares issued and outstanding upon the completion of the Initial Public Offering, plus (iii) the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination (including securities issued or issuable pursuant to forward purchase agreements or backstop arrangements the Company may enter into prior to or following consummation of this offering but excluding the forward purchase warrants), excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial Business Combination and any private placement warrants issued to the Sponsor, officers or directors upon conversion of working capital loans, minus (iv) the number of Class A ordinary shares redeemed by public shareholders; provided that such conversion of founder shares will never occur on a less than one-for-one basis.

NOTE 8. WARRANTS

There are no Public or Private Warrants outstanding as of June 30, 2024. Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

BLACK SPADE ACQUISITION II CO
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 8. WARRANTS (cont.)

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of residence of the exercising holder, or an exemption from registration is available.

The Company has agreed that as soon as practicable, but in no event later than 30 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC, and will use its best efforts to have declared effective within 60 business days following the closing of its Business Combination, a registration statement covering the issuance of Class A ordinary shares issuable upon exercise of the warrants and to maintain a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants When the Price per Class A Ordinary Shares Equals or Exceeds $18.00 — Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per Public Warrant;

•        upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period to each warrant holder; and

•        if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like and for certain issuances of ordinary shares and equity-linked securities for capital raising purposes in connection with the completion of the initial business combination as described elsewhere in this prospectus) (which is referred to as the “Reference Value”) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the Public Warrants for cash unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the public warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period or the Company has elected to require the exercise of the public warrants on a cashless basis. If and when the Public Warrants become redeemable by the Company, it may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, the Company may redeem warrants even if the holders are otherwise unable to exercise their warrants.

If the Company calls the Public Warrants for redemption as described above, the Company will have the option to require all holders that wish to exercise such warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value (as defined below) of the shares of Class A ordinary shares over

BLACK SPADE ACQUISITION II CO
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 8. WARRANTS (cont.)

the exercise price of the public warrants by (y) the fair market value. The “fair market value” means the volume weighted average price of the Class A ordinary shares as reported during the ten (10) trading days ending on the trading day prior to the date on which the notice of redemption is sent to the holder of the public warrants or its securities broker or intermediary.

The Private Placement Warrants is identical to the Public Warrants underlying the Units being sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees.

NOTE 9. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the condensed balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

On August 29, 2024, the Company consummated the Initial Public Offering of 15,000,000 units at $10.00 per Unit, generating gross proceeds of $150,000,000. Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 11,000,000 warrants at a price of $0.50 per Private Placement Warrant, in a private placement to the Sponsor, generating gross proceeds of $5,500,000. Additionally, at the closing of the Initial Public Offering on August 29, 2024, the Company paid the underwriters the cash underwriting discount of 2.0% of gross proceeds, or $3,000,000 in the aggregate.

On September 26, 2024, the underwriters purchased an additional 300,000 Units pursuant to the partial exercise of the over-allotment option. The Units were sold at an offering price of $10.00 per Unit, generating additional gross proceeds to the Company of $3,000,000. In connection with the partial exercise of the over-allotment option, the Sponsor purchased an additional 120,000 Private Placement Warrants at a purchase price of $0.50 per Private Placement Warrant, generating additional gross proceeds to the Company of $60,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID NO. 6783)

To the shareholders and the Board of Directors of World Media and Entertainment Universal Inc.

Opinion on the Financial Statements

We have audited the accompanying combined statements of financial position of World Media and Entertainment Universal Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2023 and June 30, 2024, the related combined statements of profit or loss and other comprehensive income, changes in equity and cash flows the years ended December 31, 2022 and 2023 and six months ended June 30, 2024 and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023 and June 30, 2024, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2023 and six months ended June 30, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC
Singapore
February 18, 2025
We have served as the Company’s auditor since 2024.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
COMBINED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

		Year ended December 31,		Six months ended June 30,
	Notes	2022	2023	2023	2024
		US$’000	US$’000	US$’000	US$’000
				(unaudited)
REVENUE
Media advertising and marketing services income	5	7,670	14,422	4,553	10,446
Hotel operation, hospitality and VIP services income	5	3,201	5,423	2,166	7,905
Dividend income and gain related to disposed financial assets at fair value through profit or loss (“FVTPL”)	5	7,381	60,457	26,161	8,660
Net fair value changes on FVTPL	5	13,011	(37,759)	(2,463)	7,220
		31,263	42,543	30,417	34,231
Cost of production and cost of hotel operation		(3,239)	(5,886)	(2,710)	(5,401)
Other income	5	522	1,245	535	24,785
Gain from a bargain purchase	33	4,848	4,469	—	—
Impairment losses under expected credit loss (“ECL”) model on financial assets		(501)	—	—	—
Other operating expenses	6	(3,500)	(5,677)	(1,422)	(6,127)
Staff costs	7	(3,900)	(7,891)	(3,756)	(5,669)
Share of profits (losses) of joint ventures		815	(2,608)	(1,042)	(558)
Finance costs	8	(2,586)	(7,136)	(2,764)	(4,775)
PROFIT BEFORE TAX		23,722	19,059	19,258	36,486
Income tax expense	9	(599)	(1,811)	(992)	(1,549)
PROFIT FOR THE YEAR/PERIOD		23,123	17,248	18,266	34,937

OTHER COMPREHENSIVE INCOME (EXPENSES)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		602	(966)	(856)	(185)
Share of other comprehensive income of joint ventures		53,946	5,269	1,227	2,833

Items that will not be reclassified subsequently to profit or loss:
Exchange difference on translation from functional currency to presentation currency		512	(361)	(2,271)	269
Surplus on revaluation of properties		20,213	9,041	2,301	3,173

OTHER COMPREHENSIVE INCOME FOR THE YEAR/PERIOD		75,273	12,983	401	6,090

TOTAL COMPREHENSIVE INCOME FOR THE YEAR/PERIOD		98,396	30,231	18,667	41,027

Profit for the year/period attributable to:
Owners of the Company		14,975	8,164	8,400	16,155
Non-controlling interests		8,148	9,084	9,866	18,782
		23,123	17,248	18,266	34,937

Total comprehensive income for the year/period attributable to:
Owners of the Company		75,061	11,144	6,684	18,832
Non-controlling interests		23,335	19,087	11,983	22,195
		98,396	30,231	18,667	41,027

Earnings per shares	10
Basic (US$)		0.65	0.45	0.41	1.24

The accompanying notes are an integral part of the combined financial statements.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
COMBINED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2022 AND 2023 AND JUNE 30, 2024

		As of December 31,		As of June 30,
	Notes	2022	2023	2024
		US$’000	US$’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	11	173,345	195,109	542,123
Intangible assets	12	93,042	118,678	118,710
Interests in joint ventures	13	99,884	95,686	—
Financial assets at FVTPL	14	102,702	60,243	77,985
Total non-current assets		468,973	469,716	738,818

Current assets
Accounts receivable	15	2,831	5,339	3,944
Prepayments, deposits and other receivables	16	1,959	2,645	12,240
Financial assets at FVTPL	14	21,219	17,558	13,162
Derivative financial instruments	17	185,069	—	—
Restricted cash	18	415	135	—
Cash and bank balances	18	1,208	6,121	47,956
Total current assets		212,701	31,798	77,302
Total assets		681,674	501,514	816,120

EQUITY AND LIABILITIES
Current liabilities
Accounts payable	19	6,100	5,794	786
Other payables and accruals	20	9,804	17,151	10,723
Contract liabilities	21	1,303	809	665
Tax payable		—	812	1,492
Borrowings	22	571	741	159
Lease liabilities	23	100	185	88
Provisions	24(a)	4,079	3,866	—
Amounts due to subsidiaries’ non-controlling shareholders	26	52,611	53,727	76,804
Total current liabilities		74,568	83,085	90,717

Non-current liabilities
Accounts payable	19	3,746	3,014	—
Provisions	24(b)	—	—	1,485
Borrowings	22	51,126	61,563	220,201
Lease liabilities	23	120	198	118
Deferred tax liabilities	25	2,661	5,624	5,626
Amount due to ultimate holding company	27	62,810	70,196	107,976
Total non-current liabilities		120,463	140,595	335,406
Total liabilities		195,031	223,680	426,123

CAPITAL AND RESERVES
Share capital	28	— *	— *	— *
Reserves		289,265	103,780	123,021
Equity attributable to owners of the Company		289,265	103,780	123,021
Non-controlling interests	35	197,378	174,054	266,976
Total equity		486,643	277,834	389,997
Total liabilities and equity		681,674	501,514	816,120

____________

*        The amount is less than US$1,000.

The accompanying notes are an integral part of the combined financial statements.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
COMBINED STATEMENTS OF CHANGES IN EQUITY
AS OF DECEMBER 31, 2022 AND 2023 AND JUNE 30, 2023 AND 2024

	Share capital	Capital reserve	Revaluation reserve	Exchange reserve	Retained profits	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
	(note i)
As of January 1, 2022	—	109,963	4,521	(1,060)	75,939	189,363	117,372	306,735

Profit for the year	—	—	—	—	14,975	14,975	8,148	23,123
Exchange differences arising on translation	—	—	—	885	—	885	229	1,114
Surplus on revaluation in properties	—	—	9,341	—	—	9,341	10,872	20,213
Share of other comprehensive income of joint ventures	—	—	49,764	96	—	49,860	4,086	53,946
Total comprehensive income for the year	—	—	59,105	981	14,975	75,061	23,335	98,396

Change in shareholding of subsidiaries without losing control	—	(11,885)	(720)	(32)	(8,717)	(21,354)	21,354	—
Contribution to ultimate holding company (note ii)	—	46,195	—	—	—	46,195	35,317	81,512
As of December 31, 2022	—	144,273	62,906	(111)	82,197	289,265	197,378	486,643
	Share capital	Capital reserve	Revaluation reserve	Exchange reserve	Retained profits	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
	(note i)
As of January 1, 2023	—	144,273	62,906	(111)	82,197	289,265	197,378	486,643

Profit for the year	—	—	—	—	8,164	8,164	9,084	17,248
Exchange differences arising on translation	—	—	—	(758)	—	(758)	(569)	(1,327)
Surplus on revaluation in properties	—	—	1,726	—	—	1,726	7,315	9,041
Share of other comprehensive income of joint ventures	—	—	2,385	(373)	—	2,012	3,257	5,269
Total comprehensive income (expenses) for the year	—	—	4,111	(1,131)	8,164	11,144	19,087	30,231
Change in shareholding of subsidiaries without losing control	—	(31,845)	(36,762)	(150)	(16,945)	(85,702)	85,702	—
Distribution from ultimate holding company (note ii)	—	(110,927)	—	—	—	(110,927)	(128,113)	(239,040)
As of December 31, 2023	—	1,501	30,255	(1,392)	73,416	103,780	174,054	277,834

Profit for the period	—	—	—	—	16,155	16,155	18,782	34,937
Exchange differences arising on translation	—	—	—	982	—	982	(898)	84
Surplus on revaluation in properties	—	—	613	—	—	613	2,560	3,173
Share of other comprehensive income of joint ventures	—	—	329	753	—	1,082	1,751	2,833
Total comprehensive income for the period	—	—	942	1,735	16,155	18,832	22,195	41,027
Change in shareholding of subsidiaries without losing control	—	—	—	—	409	409	(409)	—
Recognition of subsidiaries upon control over Singapore hotel companies (defined in note 13)	—	—	—	—	—	—	71,136	71,136
As of June 30, 2024	—	1,501	31,197	343	89,980	123,021	266,976	389,997

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
COMBINED STATEMENTS OF CHANGES IN EQUITY — (Continued)
AS OF DECEMBER 31, 2022 AND 2023 AND JUNE 30, 2023 AND 2024

	Share capital	Capital reserve	Revaluation reserve	Exchange reserve	Retained profits	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
	(note i)
As of January 1, 2023	—	144,273	62,906	(111)	82,197	289,265	197,378	486,643

Profit for the period	—	—	—	—	8,400	8,400	9,866	18,266
Exchange differences arising on translation	—	—	—	(2,623)	—	(2,623)	(504)	(3,127)
Surplus on revaluation in properties	—	—	439	—	—	439	1,862	2,301
Share of other comprehensive income of joint ventures	—	—	658	(190)	—	468	759	1,227
Total comprehensive income (expenses) for the period	—	—	1,097	(2,813)	8,400	6,684	11,983	18,667
Change in shareholding of subsidiaries without losing control	—	(4,094)	(36,762)	(56)	(2,950)	(43,862)	43,862	—
Distribution to ultimate holding company (note ii)	—	(4,256)	—	—	—	(4,256)	(4,757)	(9,013)
As of June 30, 2023 (unaudited)	—	135,923	27,241	(2,980)	87,647	247,831	248,466	496,297

____________

Notes:

(i)      The amount is less than US$1,000.

(ii)     Contribution from and distribution to ultimate holding company during the years/period represents the dividend income net with withholding tax received, payments to or disposal receipts of financial assets at FVTPL and settlement of derivative financial instruments directly through ultimate holding company.

The accompanying notes are an integral part of the combined financial statements.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
combined STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

		Year ended December 31,		Six months ended June 30,
	Note	2022	2023	2023	2024
		US$’000	US$’000	US$’000	US$’000
				(unaudited)
OPERATING ACTIVITIES
Profit before tax		23,722	19,059	19,258	36,486
Adjustments for:
Interest income		—	(4)	—	(9)
Dividend income		(6,412)	(9,935)	(9,935)	(8,660)
Net fair value changes on financial assets at FVTPL		(13,011)	37,759	2,463	(7,220)
Realized gain in disposal of financial assets at FVTPL and derivative financial instruments		(969)	(50,522)	(16,226)	—
Finance costs		2,586	7,136	2,764	4,775
Depreciation		1,068	2,824	532	3,300
Amortization		9	9	4	4
Gain from a bargain purchase		(4,848)	(4,469)	—	—
Gain on disposal of subsidiaries		—	—	—	(24,757)
Share of (profits) losses of joint ventures		(815)	2,608	1,042	558
Impairment losses under ECL model on financial assets		501	—	—	—
Operating cash flows before changes in working capital		1,831	4,465	(98)	4,477
Increase in accounts receivable		(929)	(1,834)	(1,481)	(1,214)
Decrease (increase) in prepayments, deposits and other receivables		494	(385)	303	(777)
Decrease (increase) in restricted cash		62	280	247	(72)
Decrease in accounts payable		(1,643)	(1,440)	(1,134)	(1,075)
(Decrease) increase in other payables and accruals		(1,897)	1,316	1,876	786
Increase (decrease) in contract liabilities		756	(913)	(484)	(115)
(Decrease) increase in provisions		(95)	(355)	(355)	4
Cash (used in) from operations		(1,421)	1,134	(1,126)	2,014
Profits Tax paid		—	(6)	—	—
Bank interest received		—	4	—	9
Net cash (used in) from operating activities		(1,421)	1,132	(1,126)	2,023

INVESTING ACTIVITIES
Net cash inflow from acquisition of subsidiaries	34	247	27	—	4,273
Net cash outflow from disposal of subsidiaries		—	—	—	(953)
Net receipt from amounts due from joint ventures		—	6,673	—	—
Net cash from investing activities		247	6,700	—	3,320

FINANCING ACTIVITIES
Interests paid		(1,550)	(2,638)	(1,368)	(3,042)
Repayment of lease liabilities		—	(81)	(41)	(50)
New bank borrowing raised		5,303	—	—	—
Bank borrowings repayment		—	(508)	—	(448)
Repayment to subsidiaries’ non-controlling shareholders		(6,432)	(2,059)	(942)	—
Net receipt from amount due to ultimate holding company		3,743	2,814	7,070	39,510
Net cash from (used in) financing activities		1,064	(2,472)	4,719	35,970

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
combined STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

		Year ended December 31,		Six months ended June 30,
	Note	2022	2023	2023	2024
		US$’000	US$’000	US$’000	US$’000
				(unaudited)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(110)	5,360	3,593	41,313
Cash and cash equivalents at the beginning of the year/period		1,268	1,208	1,208	6,121
Effect of foreign exchange rate change, net		50	(447)	(271)	522
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR/PERIOD		1,208	6,121	4,530	47,956
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances		1,208	6,121	4,530	47,956

The accompanying notes are an integral part of the combined financial statements.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

1.      CORPORATE INFORMATION

World Media and Entertainment Universal Inc. (the “Company”) is a limited liability company incorporated in the Cayman Islands. The Company’s immediate holding company is AMTD Digital Inc., a company incorporated in Cayman Islands. The Company’s ultimate holding company is AMTD Group Inc. (“AMTD Group”), a private company incorporated in the British Virgin Islands (“BVI”). The Company is an investment holding company. The Group is involved in the provision of media and entertainment services, hotel operation, hospitality and VIP services and strategic investments.

Information about principal subsidiaries

Particulars of the Company’s principal subsidiaries as of the date of the report are as follows:

Name	Place of Incorporation	Issued and registered share capital		Effective interests attributable to the Company as of				Principal activities
				December 31,		June 30, 2024	date of the report
				2022	2023
				(note iv)	(note iv)	(note iv)
WME Assets Group (note (i))	BVI		United States Dollar (“US$”) 100	91.4%	38.2%	38.2%	96.1%	Investment holdings and hotel operation, hospitality and VIP services
L’Officiel Group Inc. (note (ii))	Cayman Islands	US$	1	56.8%	46.6%	46.6%	100%	Investment holding and media and entertainment services
L’Officiel Europe Group Co., Ltd.	Cayman Islands	US$	1	—	—	46.6%	100%	Media and entertainment services
The Art Newspaper Group Inc. (note (iii))	Cayman Islands	US$	1	—	46.6%	46.6%	100%	Investment holding and media and entertainment services
WME Direct Investment Limited	BVI	US$	1	49.1%	46.6%	46.6%	100%	Investment holding

____________

Notes:

(i)      WME Assets Group (formerly known as AMTD Assets Group) is the holding company of the Group’s hotel operation, hospitality and VIP services in Hong Kong and Singapore at the date of this report.

(ii)     L’Officiel Group Inc. is the holding company of the Group’s media and entertainment business unit of “L’Officiel” at the date of this report. During the year ended December 31, 2022, the Group acquired 100% interests of L’Officiel. Details refer to note 34.

(iii)    The Art Newspaper Group Inc. is the holding company of the Group’s media and entertainment business unit of “The Art Newspaper” at the date of this report. During the year ended December 31, 2023, the Group acquired 100% interests in The Art Newspaper. Details refer to note 34.

(iv)    The reorganization of the Group is not yet completed as of December 31, 2022 and 2023 and June 30, 2024, the combination of entities and related businesses are common control of AMTD Group. The effective interests attributable to the Group as of December 31, 2022 and 2023 and June 30, 2024 represented the effective interests of respective entities under AMTD Group. The effective interests of certain entities are lower than 50%, AMTD Group owns class B shares of AMTD IDEA Group and AMTD IDEA Group owns class B shares of AMTD Digital Inc., of which class B shares of AMTD IDEA Group and AMTD Digital Inc. entitled 20 votes on each share. As such, AMTD Group can exercise their control over the combined entities.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

2.      APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

2.1    BASIS OF PRESENTATION

The combined financial statements include the financial statements of certain subsidiaries of AMTD Group arising from the reorganization, and also include the results of operations of the investments business, which have been prepared on a carve-out basis. Such reorganization of entities is under common control, which is outside of the scope of IFRS 3 Business Combinations, as such entities were under common control and managed by AMTD Group. The Group prepared the combined financial statements to capture the stand-alone media and entertainment services, hotel operation, hospitality and VIP services and strategic investment business, which have operated under AMTD Group during the years ended December 31, 2022 and 2023 and six months ended June 30, 2024. The combined financial statements do not represent the financial position and results of operations of a legal entity but rather a combination of entities and business under common control of AMTD Group that reflect significant assumptions and allocations, including the following:

•        The assets and liabilities of the entities subject to the restructuring were reflected at their carrying amounts in AMTD Group. No adjustments were made to reflect fair values or recognize any new assets or liabilities that would otherwise be done under the acquisition method.

•        Any difference between transferred and the aggregate book value of the assets and liabilities of the entities subject to the reorganization was reflected as an adjustment to equity.

•        Include all revenues, expenses, assets and liabilities attributed to the media and entertainment services, hotel operation, hospitality and VIP services and strategic investment business as part of the reorganization;

•        Under the pooling of interest method, each of the entities subject to the reorganization is accounted for as if it had always been part of the Group; and

•        All intercompany transactions and balances have been eliminated in combination.

The preparation of combined financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the respective accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the combined financial statements are disclosed in note 3.

The Group’s combined financial statements have been prepared in accordance with IFRSs and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) issued by the IASB. For the purpose of preparation of the combined financial statements, information is considered material if such information is reasonably expected to influence decision made by primary users.

The combined financial statements have been prepared on a historical cost basis, except for financial assets at FVTPL and derivative financial instruments, which are measured at fair value. The combined financial statements are presented in US$ unless otherwise stated, which is also the functional currency of the Company.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

2.      APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

2.2    APPLICATION OF AMENDMENTS TO IFRSs

For the purpose of preparing and presenting the combined financial statements, the Group has consistently applied the accounting policies which conform with IFRSs, International Accounting Standards (“IASs”) and the related interpretations issued by the IASB that are effective for the accounting period beginning on January 1, 2024 throughout the reporting periods.

New and amendments to IFRSs in issue but not yet effective

The Group has not early applied the following new and amendments to IFRSs and International Accounting Standards (“IASs”) that have been issued but are not yet effective:

Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments(3)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture(1)
Amendments to IAS 21	Lack of Exchangabilitiy(2)
IFRS 18	Presentation and Disclosure in Financial Statements(4)

____________

(1)      Effective for annual periods beginning on or after a date to be determined

(2)      Effective for annual periods beginning on or after January 1, 2025

(3)      Effective for annual periods beginning on or after January 1, 2026

(4)      Effective for annual periods beginning on or after January 1, 2027

Except for the new and amendments to IFRS mentioned below, the directors of the Company anticipate that the application of the new and amendments to IFRSs will have no material impact on the combined financial statements in the foreseeable future.

IFRS 18 “Presentation and Disclosure in Financial Statements”

IFRS 18 “Presentation and Disclosure in Financial Statements”, which sets out requirements on presentation and disclosures in financial statements, will replace IAS 1 “Presentation of Financial Statements”. This new IFRS Accounting Standard, while carrying forward many of the requirements in IAS 1, introduces new requirements to present specified categories and defined subtotals in the statement of profit or loss; provide disclosures on management-defined performance measures in the notes to the financial statements and improve aggregation and disaggregation of information to be disclosed in the financial statements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Minor amendments to IAS 7 “Statement of Cash Flows” and IAS 33 “Earnings per Share” are also made. IFRS 18, and amendments to other standards, will be effective for annual periods beginning on or after 1 January 2027, with early application permitted. The application of the new standard is expected to affect the presentation of the statement of profit or loss and disclosures in the future financial statements. The Group is in the process of assessing the detailed impact of IFRS 18 on the Group’s consolidated financial statements.

2.3    MATERIAL ACCOUNTING POLICIES

Basis of combination

The combined financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company:

•        has power over the investee;

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

2.      APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

•        is exposed, or has rights, to variable returns from its involvement with the investee; and

•        has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are combined from the date on which the Group obtains control, and continue to be combined until the date that such control ceases.

Profit or loss and each item of other comprehensive income, if any, is attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions among members of the Group are eliminated in full on combination.

Non-controlling interests in subsidiaries are presented separately from the Group’s equity therein, which represent present ownership interests entitling their holders to a proportionate share of net assets of the relevant subsidiaries upon liquidation.

Changes in the Group’s interests in existing subsidiaries

Changes in the Group’s interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s relevant components of equity and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries, including re-attribution of relevant reserves between the Group and the non-controlling interests according to the Group’s and the non-controlling interests’ proportionate interests.

Any difference between the amount by which the non-controlling interests are adjusted, and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

Business combinations

A business is an integrated set of activities and assets which includes an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired processes are considered substantive if they are critical to the ability to continue producing outputs, including an organized workforce with the necessary skills, knowledge, or experience to perform the related processes or they significantly contribute to the ability to continue producing outputs and are considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

Acquisitions of businesses, other than business combination under common control, are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

2.      APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

The identifiable assets acquired and liabilities assumed must meet the definitions of an asset and a liability in the Conceptual Framework except for transactions and events within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, in which the Group applies IAS 37 or IFRIC 21 instead of the Conceptual Framework to identify the liabilities it has assumed in a business combination. Contingent assets are not recognized.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net amount of the identifiable assets acquired and the liabilities assumed As of acquisition date. If, after re-assessment, the net amount of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the relevant subsidiary’s net assets in the event of liquidation are initially measured at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets or at fair value.

Business combinations under common control

The Company accounts for the business combination with entities under common control using historical carrying values and under a prospective basis which involves the Company accounting for the combination prospectively from the date on which it occurred. For predecessor accounting:

•        Assets and liabilities of the acquired entity are stated at carrying amounts. Fair value measurement is not required.

•        Income statement reflects the results of the combining parties.

•        No new goodwill arises in predecessor accounting.

•        Any difference between the consideration given and the aggregate carrying value of the assets and liabilities of the acquired entity at the date of the transaction is recognized in capital reserve.

Investments joint ventures

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The Group’s investment in joint ventures are stated in the combined statement of financial position at cost and the Group’s share of net assets under the equity method of accounting, less any impairment losses. The financial statements of joint ventures used for equity accounting purposes are prepared using uniform accounting policies as those of the Group for like transactions and events in similar circumstances. Appropriate adjustments have been made to conform the joint venture’s accounting policies to those of the Group. The Group’s share of the post-acquisition results and other comprehensive income of joint ventures is included in the combined statement of profit or loss and other comprehensive income, respectively. Changes in net assets of joint venture other than profit or loss and other

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

2.      APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

comprehensive income are not accounted for unless such changes resulted in changes in ownership interest held by the Group. When the Group’s share of losses of a joint venture exceeds the Group’s interest in that joint venture exceeds the Group’s interest in that joint venture, the Group discontinues recognising its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

An investment in a joint venture is accounted for using the equity method from the date on which the investee becomes a joint venture. On acquisition of the investment in a joint venture, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

The Group assesses whether there is objective evidence that the interest in a joint venture may be impaired. When any objective evidence exists, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognized is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases. When a group entity transacts with a joint venture of the Group, profits and losses resulting from the transactions with the joint ventures are recognized in the Group’s combined financial statements only to the extent of interests in the joint venture that are not related to the Group

Fair value measurement

The Group measures its movie income right investments and listed and unlisted equity investment at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets for which fair value is measured or disclosed in the combined financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1       based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2       based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3       based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

2.      APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

For assets that are recognized in the combined financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Property, plant and equipment and depreciation

Property, plant and equipment, apart from properties, are stated at cost or fair value less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the combined statement of profit or loss and other comprehensive income in the year/period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciates them accordingly.

When the Group makes payments for ownership interests of properties of which includes both leasehold land and building elements, the entire consideration is allocated between the leasehold land and the building elements in proportion to the relative fair values at initial recognition. To the extent the allocation of the relevant payments can be made reliably, interest in leasehold land is presented as “right-of-use assets” included in “property, plant and equipment” in the combined statement of financial position. When the consideration cannot be allocated reliably between non-lease building element and undivided interest in the underlying leasehold land, the entire properties are classified as property, plant and equipment.

Any revaluation increase arising from revaluation of property, plant and equipment is recognized in other comprehensive income and accumulated in revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognise in profit or loss, in which case the increase is credited to profit or loss to the extent of the decrease previously charged. A decrease in net carrying amount arising on revaluation of property, plant and equipment is recognized in profit or loss to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

Depreciation is calculated on a straight-line basis to write off the cost or valuation of each item of property, plant and equipment to its residual value over its estimated useful life.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each reporting period.

An item of property, plant and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in the combined statement of profit or loss and other comprehensive income in the year/period the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

2.      APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

Intangible assets

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination with finite useful lives are reported at costs less accumulated amortization and any accumulated impairment losses, on the same basis as intangible assets that are acquired separately. Intangible assets acquired in a business combination with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses.

Impairment of property, plant and equipment and intangible assets (other than goodwill)

At the end of the reporting period, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets with finite useful lives to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that they may be impaired.

The recoverable amount of property, plant and equipment and intangible assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs, and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Group compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

2.      APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

Related parties

A party is considered to be related to the Group if:

(a)     the party is a person or a close member of that person’s family and that person

(i)     has control or joint control over the Group;

(ii)    has significant influence over the Group; or

(iii)   is a member of the key management personnel of the Group or of a parent of the Group; or

(b)    the party is an entity where any of the following conditions applies:

(i)     the entity and the Group are members of the same group;

(ii)    one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)   the entity and the Group are joint ventures of the same third party;

(iv)   one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)    the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group; and the sponsoring employers of the post-employment benefit plan;

(vi)   the entity is controlled or jointly controlled by a person identified in (a);

(vii)  a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii) the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

Financial instruments — Investments and other financial assets

Initial recognition and measurement

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of accounts receivable arising from IFRS 15 Revenue from Contracts with Customers that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at FVTPL, transaction costs. Accounts receivable that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition” below.

In order for a financial asset to be classified and measured at amortized cost, the contractual terms need to give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding and the financial asset needs to be held within a business model whose objective is to collect contractual cash flows.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

2.      APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows. Financial assets which are not held within the aforementioned business models are classified and measured at FVTPL.

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortized cost

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in the combined statements of profit or loss when the asset is derecognized, modified or impaired.

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets at FVTPL

Financial assets at FVTPL are carried in the combined statements of financial position at fair value with net changes in fair value recognized in profit or loss.

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Impairment of financial assets

The Group recognizes an allowance for ECLs for financial assets at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

2.      APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

General approach

For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

Financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for accounts receivable arising from IFRS 15 which apply the simplified approach as detailed below.

Stage 1       Financial assets for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2       Financial assets for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3       Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

Simplified approach

For accounts receivable arising from IFRS 15 that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument As of the reporting date with the risk of a default occurring on the financial instrument As of the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

•        an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

•        significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

•        existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

2.      APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

•        an actual or expected significant deterioration in the operating results of the debtor;

•        an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

Definition of default

For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group).

Irrespective of the above, the Group considers that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

a)      significant financial difficulty of the issuer or the borrower;

b)      a breach of contract, such as a default or past due event;

c)      the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider; or

d)      it is becoming probable that the borrower will enter bankruptcy or other financial reorganization.

Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

2.      APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data and forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights.

Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

Lifetime ECL for accounts receivable from contract with customers are considered on a collective basis taking into consideration past due information and relevant credit information such as forward looking macroeconomic information.

For collective assessment, the Group takes into consideration the following characteristics when formulating the grouping:

•        Past-due status;

•        Nature, size and industry of debtors; and

•        External credit ratings where available.

The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics.

Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on amortized cost of the financial asset.

The Group recognizes an impairment gain or loss in profit or loss for all financial instruments by adjusting their carrying amount, with the exception of accounts receivable from contracts with customers where the corresponding adjustment is recognized through a loss allowance account.

Financial liabilities and equity

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

2.      APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

Financial liabilities at amortized cost

Financial liabilities including accounts payable, borrowings, other payables and accruals, amounts due to subsidiaries’ non-controlling shareholders and amount due to ultimate holding company are subsequently measured at amortized cost, using the effective interest method.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents are defined as cash plus highly liquid and related certificates of deposits or commercial paper with an original term to maturity of three months or less.

Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognized for a provision is the present value at the end of each reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in profit or loss.

Contingent liabilities

A contingent liability is a present obligation arising from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

Where the Group is jointly and severally liable for an obligation, the part of the obligation that is expected to be met by other parties is treated as a contingent liability and it is not recognized in the combined financial statements.

The Group assesses continually to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the combined financial statements in the reporting period in which the change in probability occurs, except in the extremely rare circumstances where no reliable estimate can be made.

Income tax

Income tax comprises current and deferred tax.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

2.      APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

Deferred tax is provided, using the liability method, on all temporary differences at the end of each reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•        when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•        in respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

•        when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•        in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxable entity to the same taxation authority.

For the purposes of measuring deferred tax for leasing transactions in which the Group recognizes the right-of-use assets and the related lease liabilities, the Group first determines whether the tax deductions are attributable to the right-of-use assets or the lease liabilities.

For leasing transactions in which the tax deductions are attributable to the lease liabilities, the Group applies IAS 12 Income Taxes requirements to lease liabilities and related assets separately. The Group recognizes a deferred tax asset related to lease liabilities to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized and a deferred tax liability for all taxable temporary differences.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

2.      APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

Fashion, arts and luxury media advertising and marketing services

Fashion, arts and luxury media advertising and marketing services income is composed of advertising service income and licensing, subscription and marketing services income. Revenue is recognized at a point in time when control of the goods has transferred to the customers (i.e. sales of magazine) or upon the edition in which the advertisement is displayed (i.e. advertising income). The Group also provides fashion, arts and luxury media licensing and marketing services to its customers on its multimedia channels. The Group recognizes revenues of such services over time based on the contract term.

Hotel operation services income

Hotel operation services income are recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation, as the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs.

Revenue from other sources

Fair value changes on financial assets at FVTPL are recognized in the period in which they arise. Gain/loss recognized for those financial assets at FVTPL held at the end of each reporting period is recognized as net fair value changes on financial assets at FVTPL.

Dividend income is recognized when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

Contract liabilities

A contract liability is recognized when the payment is made and received or the payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

Employee benefits

Retirement benefit costs

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

2.      APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

Short-term employee benefits

Short-term employee benefits are recognized at the undiscounted amount of the benefits expected to be paid as and when employees rendered the services. All short-term employee benefits are recognized as an expense unless another IFRS requires or permits the inclusion of the benefit in the cost of an asset. A liability is recognized for benefits accruing to employees (such as wages and salaries) after deducting any amount already paid.

Leases

Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group assesses whether a contract is or contains a lease based on the definition under IFRS 16 Leases at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

The Group as a lessee

Allocation of consideration to components of a contract

For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The Group applies practical expedient not to separate non-lease components from lease component, and instead account for the lease component and any associated non-lease components as a single lease component.

Short-term leases

The Group applies the short-term lease recognition exemption to leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. Lease payments on short-term leases are recognized as expense on a straight-line basis or another systematic basis over the lease term.

Right-of-use assets

The cost of right-of-use asset includes the amount of the initial measurement lease liability.

Right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

Lease liabilities

At the commencement date of a lease, the Group recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include fixed lease payments (including in-substance fixed payments), less any lease incentives.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

2.      APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont.)

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

Foreign currencies

These financial statements are presented in US$, which is the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of each reporting period. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e., translation difference on the item whose fair value gain or loss is recognized in other comprehensive income or profit or loss is also recognized in other comprehensive income or profit or loss, respectively).

In determining the exchange rate on initial recognition of the related asset, expense or income on the derecognition of a non-monetary asset or non-monetary liability relating to an advance consideration, the date of initial transaction is the date on which the Group initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of the advance consideration.

For the purpose of presenting combined financial statements, the assets and liabilities of the Group’s foreign operations are translated at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in an exchange reserve (attributed to non-controlling interests as appropriate).

On the disposal of a foreign operation (that is, a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, or a partial disposal of an interest in a joint arrangement or an associate that includes a foreign operation of which the retained interest becomes a financial asset), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

3.      KEY SOURCE OF ESTIMATION UNCERTAINITY

In the application of the Group’s accounting policies, which are described in note 2.3, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of each reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Impairment assessment of intangible assets

Determining whether intangible assets are impaired requires an estimation of the recoverable amount of the cash-generating unit to which intangible assets have been allocated, which is the higher of the value in use or fair value less costs of disposal. The value in use calculation requires the Group to estimate the future cash flows from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual future revenue are less than expected, or change in facts and circumstances which results in downward revision of future cash flows or upward revision of discount rate, a material impairment loss or further impairment loss may arise. Details of the impairment assessment of intangible assets are disclosed in note 11.

Revaluation measurement of properties

As at the end of the reporting period, the Group’s properties are stated at revalued amounts based on the valuation performed by independent qualified professional valuers. In determining the fair value, the valuers have based their valuation on income approach for respective properties, which involves certain estimates, including appropriate discount rates and market transactions of comparable properties, as appropriate. In relying on the valuation, management of the Group has exercised its judgement and is satisfied that the methods of valuation adopted are appropriate for the relevant property and reflective of current market conditions. Details of the valuation methodology are disclosed in note 10.

4.      OPERATING SEGMENT INFORMATION

The Group now operates its businesses in three operating segments: media and entertainment segment, hotel operations, hospitality and VIP services segment and strategic investment segment.

The following summary describes the operations in each of the Group’s reportable segment:

The Group’s reportable and operating segments are therefore as follows:

(a)     Media and entertainment segment. which engages in the provision of print and digital advertising campaigns, licensing, and value-added marketing services including branded content, video production, social media activation, event creation, and experiential marketing, among other services.

(b)    Hotel operation, hospitality and VIP services segment: The Group engages in hotel operations, hospitality and VIP services

(c)    The strategic investment segment engages in proprietary investments and management of global investment portfolio (including listed and unlisted equity shares investments and movie income right investments).

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

4.      OPERATING SEGMENT INFORMATION (cont.)

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resources allocation and performance assessment. Segment performance is evaluated based on reportable segment result, which is a measure of profit (loss) before tax from operations. The profit (loss) before tax from operations is measured after allocation of attributable costs of specialized staff and direct operating costs consistently with the Group’s profit (loss) before tax from operations. Other income, gain from a bargain purchase, finance costs, impairment loss under ECL model on financial assets and corporate expenses such as staff costs not directly attributable to segments, short-term leases and administrative expenses are excluded from such measurement.

Segment assets exclude prepayments, deposits and other receivables and cash and bank balances, as these assets are managed on a group basis.

Segment liabilities exclude tax payable, borrowings, amount due to ultimate holding company, lease liabilities and deferred tax liabilities as these liabilities are managed on a group basis.

Segment revenue and results

The following tables present information by segment:

For the year ended December 31, 2022

	Media and entertainment	Hotel operation, hospitality and VIP services	Strategic investment	Total
	US$’000	US$’000	US$’000	US$’000
Segment revenue (Note 5)
Revenue
– from contract with customers	7,670	3,201	—	10,871
– other	—	—	20,392	20,392
	7,670	3,201	20,392	31,263
Segment results	2,206	701	20,392	23,299
Other income				522
Gain from a bargain purchase				4,848
Impairment losses under ECL model on financial assets				(501)
Finance costs				(2,586)
Corporate and other unallocated expenses				(1,860)
Profit before tax				23,722

Other segment information
Depreciation	—	1,068	—	1,068
Amortization	9	—	—	9

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

4.      OPERATING SEGMENT INFORMATION (cont.)

Segment revenue and results

The following tables present information by segment:

For the year ended December 31, 2023

	Media and entertainment	Hotel operation, hospitality and VIP services	Strategic investment	Total
	US$’000	US$’000	US$’000	US$’000
Segment revenue (Note 5)
Revenue
– from contract with customers	14,422	5,423	—	19,845
– other	—	—	22,698	22,698
	14,422	5,423	22,698	42,543
Segment results	1,439	(2,451)	22,698	21,686
Other income				1,245
Gain from a bargain purchase				4,469
Finance costs				(7,136)
Corporate and other unallocated expenses				(1,205)
Profit before tax				19,059

Other segment information
Depreciation	137	2,687	—	2,824
Amortization	9	—	—	9

Segment revenue and results

The following tables present information by segment:

For the six months ended June 30, 2023 (unaudited)

	Media and entertainment	Hotel operation, hospitality and VIP services	Strategic investment	Total
	US$’000	US$’000	US$’000	US$’000
Segment revenue (Note 5)
Revenue
– from contract with customers	4,553	2,166	—	6,719
– other	—	—	23,698	23,698
	4,553	2,166	23,698	30,417
Segment results	(1,102)	(706)	23,698	21,890
Other income				535
Finance costs				(2,764)
Corporate and other unallocated expenses				(403)
Profit before tax				19,258

Other segment information
Depreciation	—	532	—	532
Amortization	4	—	—	4

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

4.      OPERATING SEGMENT INFORMATION (cont.)

Segment revenue and results

The following tables present information by segment:

For the six months ended June 30, 2024

	Media and entertainment	Hotel operation, hospitality and VIP services	Strategic investment	Total
	US$’000	US$’000	US$’000	US$’000
Segment revenue (Note 5)
Revenue
– from contract with customers	10,446	7,905	—	18,351
– other	—	—	15,880	15,880
	10,446	7,905	15,880	34,231
Segment results	1,338	318	15,880	17,536
Other income				24,785
Finance costs				(4,775)
Corporate and other unallocated expenses				(1,060)
Profit before tax				36,486

Other segment information
Depreciation	88	3,212	—	3,300
Amortization	4	—	—	4

Segment assets and liabilities

	As of December 31,		As of June 30, 2024
	2022	2023
	US$’000	US$’000	US$’000
Segment assets
Media and entertainment	96,436	139,929	136,886
Hotel operation, hospitality and VIP services	273,081	275,018	527,891
Strategic investments	308,990	77,801	91,147
Total segment assets	678,507	492,748	755,924
Unallocated corporate assets	3,167	8,766	60,196
Total assets	681,674	501,514	816,120

Segment liabilities
Media and entertainment	14,436	13,332	1,137
Hotel operation, hospitality and VIP services	53,403	53,878	78,603
Strategic investments	—	—	—
Total segment liabilities	67,839	67,210	79,740
Unallocated corporate liabilities	127,192	156,470	346,383
Total liabilities	195,031	223,680	426,123

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

4.      OPERATING SEGMENT INFORMATION (cont.)

Geographical information

The following table sets forth the Group’s revenue from contract with customers by geographical areas based on the location of the operations:

	Year ended December 31,		Six months ended June 30,
	2022	2023	2023	2024
	US$’000	US$’000	US$’000	US$’000
			(unaudited)
Media and entertainment
– China (including Hong Kong)	50	34	30	466
– Europe	3,798	6,589	2,649	4,570
– America	3,822	5,157	1,109	3,907
– Southeast Asia	—	2,642	765	1,503
	7,670	14,422	4,553	10,446

Hotel operation, hospitality and VIP services
– China (including Hong Kong)	3,201	5,423	2,166	2,788
– Southeast Asia	—	—	—	5,117
	3,201	5,423	2,166	7,905
Total	10,871	19,845	6,719	18,351

The following table sets forth the Group’s non-current assets (other than financial assets) by geographical areas based on the location of the operations:

	As of December 31,		As of June 30, 2024
	2022	2023
	US$’000	US$’000	US$’000
China (including Hong Kong)	173,125	179,221	179,326
Europe	93,262	119,152	119,103
America	—	15,414	15,438
Southeast Asia	99,884	95,686	346,966
Total assets	366,271	409,473	660,833

Information about major customers

Other than the income generated from media and entertainment segment from AMTD Group of US$2,888,000, US$2,726,000, nil (unaudited) and US$2,730,000, respectively, for the years ended December 31, 2022 and 2023 and six months ended June 30, 2023 and 2024, no revenue derived from a single customer accounted for 10% or more of the total revenue of the Group for the year/period.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

5.      REVENUE AND OTHER INCOME

Revenue

(i)     Disaggregated revenue information

The following tables present disaggregated revenue information:

	Year ended December 31,		Six months ended June 30,
	2022	2023	2023	2024
	US$’000	US$’000	US$’000	US$’000
			(unaudited)
Revenue from contracts with customers
Advertising and marketing services
Advertising services income	3,658	10,064	3,837	6,708
Licensing, subscription and marketing services income	4,012	4,358	716	3,738
	7,670	14,422	4,553	10,446

Hotel operations, hospitality and VIP services
Hotel operation, hospitality and VIP services income	3,201	5,423	2,166	7,905
Subtotal	10,871	19,845	6,719	18,351

Revenue from other sources
Strategic investment
Net fair value changes on financial assets at FVTPL and derivative financial instruments	13,011	(37,759)	(2,463)	7,220
Gain related to disposed investments	969	50,522	16,226	—
Dividend income	6,412	9,935	9,935	8,660
Total	31,263	42,543	30,417	34,231

Timing of revenue recognition

	Year ended December 31,		Six months ended June 30,
	2022	2023	2023	2024
	US$’000	US$’000	US$’000	US$’000
			(unaudited)
Revenue from contracts with customers
Services transferred
– at a point in time	6,859	15,487	6,003	15,760
– over time	4,012	4,358	716	2,591
Total	10,871	19,845	6,719	18,351

(ii)    Transaction price allocated to the remaining performance obligation for contracts with customers

The expected duration of satisfying the performance obligation of which is within one year, the transaction price allocated to these unsatisfied contracts is not disclosed as permitted under IFRS 15.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

5.      REVENUE AND OTHER INCOME (cont.)

Other income

	Year ended December 31,		Six months ended June 30,
	2022	2023	2023	2024
	US$’000	US$’000	US$’000	US$’000
			(unaudited)
Bank interest income	—	4	—	9
Gain on disposal of subsidiaries	—	—	—	24,757
Others	522	1,241	535	19
Total	522	1,245	535	24,785

During the six months ended June 30, 2024, the Group disposed entire equity interests in certain subsidiaries of a consideration of Euro2,888,888 and recorded a gain of approximately US$24,757,000.

6.      OTHER OPERATING EXPENSES

	Year ended December 31,		Six months ended June 30,
	2022	2023	2023	2024
	US$’000	US$’000	US$’000	US$’000
			(unaudited)
Advertising and promotion expenses	124	52	33	295
Amortization	9	9	4	4
Bank charges	21	36	17	33
Depreciation	1,068	2,824	532	3,300
Donation	—	327	—	81
IT related costs	98	275	65	322
Legal and professional fee	516	534	210	300
Premises costs	51	216	51	190
Travelling expenses	132	216	41	137
Others	1,481	1,188	469	1,465
Total	3,500	5,677	1,422	6,127

7.      STAFF COSTS

	Year ended December 31,		Six months ended June 30,
	2022	2023	2023	2024
	US$’000	US$’000	US$’000	US$’000
			(unaudited)
Salaries and bonus	3,078	6,436	2,941	4,977
Pension scheme contributions (defined contribution schemes) and others	822	1,455	815	692
Total	3,900	7,891	3,756	5,669

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

8.      FINANCE COSTS

	Year ended December 31,		Six months ended June 30,
	2022	2023	2023	2024
	US$’000	US$’000	US$’000	US$’000
			(unaudited)
Interests on borrowings	1,550	3,862	1,366	3,783
Interests on amounts due to subsidiaries’ non-controlling shareholders	1,036	3,268	1,396	991
Interests on lease liabilities	—	6	2	1
Total	2,586	7,136	2,764	4,775

9.      INCOME TAX EXPENSE

	Year ended December 31,		Six months ended June 30,
	2022	2023	2023	2024
	US$’000	US$’000	US$’000	US$’000
			(unaudited)
Hong Kong Profits Tax	—	682	—	683
United States corporate tax	—	136	—	—
Withholding tax on dividend income	599	993	992	866
Total income tax expenses	599	1,811	992	1,549

In the United States, the federal corporate tax rate is a flat rate of 21% during the year ended December 31, 2022 and 2023 and six months ended June 30, 2024. New York, the location of a group entity domicile, has a 6.50% to 7.25% corporate income tax rate during the year ended December 31, 2022 and 6.50% to 8.85% corporate income tax rate during the year ended December 31, 2023 and six months ended June 30, 2024.

Under the two-tiered profits tax rates regime of Hong Kong Profits Tax, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. For the year ended December 31, 2022 and 2023 and six months ended June 30, 2024, the Hong Kong Profits Tax of the qualifying group entity is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

9.      INCOME TAX EXPENSE (cont.)

A reconciliation of income tax expense and profit before tax at the statutory tax rate in which the Group’s major operating subsidiaries are domiciled is as follows:

	Year ended December 31,		Six months ended June 30,
	2022	2023	2023	2024
	US$’000	US$’000	US$’000	US$’000
			(unaudited)
Profit before tax	23,722	19,059	19,258	36,486
Tax at statutory tax rate of 16.5%	3,914	3,145	3,178	6,020
Tax effect of different tax rates of subsidiaries operating in other jurisdictions	86	117	83	75
Tax effect of non-taxable income	(4,335)	(4,045)	(3,910)	(6,788)
Tax effect of non-deductible expenses	17	399	249	441
Tax effect of tax losses not recognized	452	772	228	843
Tax effect of share of (profits) losses of joint ventures	(134)	430	172	92
Withholding tax on dividend income	599	993	992	866
Total income tax expenses	599	1,811	992	1,549

10.    EARNINGS PER SHARE

The calculation of the basic earnings per share attributable to the owners of the Company is based on the following data:

	Year ended December 31,		Six months ended June 30,
	2022	2023	2023	2024
	US$’000	US$’000	US$’000	US$’000
			(unaudited)
Earnings figures are calculated as follows:
Profit for the year/period attributable to owners of the Company	14,975	8,164	8,400	16,155

Number of shares
	’000	’000	’000	’000
Weighted average number of ordinary shares for the purpose of basic earnings per share	22,913	18,312	20,709	13,054

In calculating the basic earnings per share, the Company has estimated the number of ordinary shares through a method based on the net asset value attributable to the owners of the Company. This approach was necessitated due to the lack of historical share count data following the reorganization of different business units included in the Group. No diluted earnings per share for year/period were presented as there were no potential ordinary shares in issue for the year/period.

The number of ordinary shares for the purpose of calculating basic earnings per share has been determined on the assumption that the reorganization of the Group and recapitalization of the Company has been effective on January 1, 2022.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

11.    PROPERTY, PLANT AND EQUIPMENT

	Properties	Computer equipment	Right-of-use assets	Total
	US$’000	US$’000	US$’000	US$’000
COST OR REVALUED AMOUNT
As of January 1, 2022	153,919	—	—	153,919
Additions	—	—	219	219
Surplus on revaluation	19,145	—	—	19,145
Exchange realignment	62	—	—	62
As of December 31, 2022	173,126	—	219	173,345
Additions	15,391	57	—	15,448
Acquisition of subsidiaries (note 34)	—	80	253	333
Surplus on revaluation	6,353	—	—	6,353
Exchange realignment	(235)	1	—	(234)
As of December 31, 2023	194,635	138	472	195,245
Disposal of subsidiaries	—	—	(212)	(212)
Additions	349,061	—	—	349,061
Exchange realignment	(1,872)	8	(10)	(1,874)
As of June 30, 2024	541,824	146	250	542,220

ACCUMULATED DEPRECIATION
As of January 1, 2022	—		—	—
Charge for the year	1,068	—	—	1,068
Eliminated on revaluation	(1,068)	—	—	(1,068)
As of December 31, 2022	—	—	—	—
Charge for the year	2,688	16	120	2,824
Eliminated on revaluation	(2,688)	—	—	(2,688)
As of December 31, 2023	—	16	120	136
Charge for the period	3,189	20	91	3,300
Disposal of subsidiaries	—	—	(145)	(145)
Eliminated on revaluation	(3,173)	—	—	(3,173)
Exchange realignment	(16)	(1)	(4)	(21)
As of June 30, 2024	—	35	62	97

NET BOOK VALUE
As of December 31, 2022	173,126	—	219	173,345
As of December 31, 2023	194,635	122	352	195,109
As of June 30, 2024	541,824	111	188	542,123

The above items of property, plant and equipment are depreciated on a straight-line basis at the following rates per annum:

Properties	Over the shorter of 40 years and the remaining lease terms
Computer equipment	33 ⅓%
Right-of-use assets	Over the lease term

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

11.    PROPERTY, PLANT AND EQUIPMENT (cont.)

As of December 31, 2022 and 2023 and June 30, 2024, the Group’s properties are stated at valuation of approximately US$173,126,000, US$194,635,000 and US$541,824,000, respectively. The fair value of the Group’s properties of US$173,126,000, US$179,221,000 and US$526,381,000, respectively, as of December 31, 2022 and 2023 and June 30, 2024 is a Level 3 fair value measurement. The remaining fair value of the Group’s properties of US$15,414,000 and US$15,443,000, respectively, as of December 31, 2023 and June 30, 2024 is a level 2 fair value measurement. There was no transfer into or out of level 3 during the year/period.

In determining the fair values of the properties, the Group engages an independent qualified professional valuer to perform the valuation. The management works with the independent qualified professional valuer to establish the appropriate valuation techniques and inputs for Level 3 fair value measurement. Where there is a material change in the fair value of the properties, the causes of the fluctuations will be reported to the directors of the Company.

The independent qualified professional valuer adopted income approach by using discounted cash flow analysis to arrive at the valuation of properties. The discounted cash flow analysis for the properties is established based on analysis of assumptions about future market conditions affecting supply, demand, income, expenses and the potential of risk. These assumptions determine the earning capability of the properties upon which the pattern of income and expenditures are projected to establish a fair maintainable operating profit on a pre-tax yearly basis by a reasonably efficient operator over a 10-year investment horizon; and the anticipated net operating income stream receivable thereafter is capitalized at appropriate terminal capitalization rates and adjusted to present value by appropriate discount rate to reflect the capital values beyond the 10 years.

There has been no change to the valuation techniques during the year. In estimating the fair value of the properties, the highest and best use of the properties is their current use.

The key inputs used in valuing the property in Hong Kong by the independent qualified professional valuer under the aforesaid income approach were the discount rate used at 5.10%, 5.2% and 5.2%, respectively as of December 31, 2022 and 2023 and June 30, 2024 and average daily rates, which ranged from HK$880 to HK$1,810, HK$1,070 to HK$1,921 and HK$1,070 to HK$1,921, respectively, per room. Any decrease in the discount rate used would result in an increase in fair value measurement of the property, and vice versa, holding all other variables constant. The sensitivity to a 50 basis points increase/decrease in discount rate holding all other variables constant, the revalued amount of property will decrease/increase by approximately US$6,412,000/US$7,694,000, US$7,662,000/US$6,385,000 and US$7,662,000/US$6,385,000, respectively, for the years ended December 31, 2022 and 2023 and six months ended June 30, 2024.

The key inputs used in valuing the property in Singapore by the independent qualified professional valuer under the aforesaid income approach were the discount rate used at 5.7% as of June 30, 2024 and average daily rates, which ranged from Singapore Dollar (“SGD”) 380 to SGD505 per room. Any decrease in the discount rate used would result in an increase in fair value measurement of the property, and vice versa, holding all other variables constant. The sensitivity to a 50 basis points increase/decrease in discount rate holding all other variables constant, the revalued amount of property will decrease/increase by approximately US$12,529,000/US$13,266,000 for the six months ended June 30, 2024.

	Year ended December 31,		Six months ended June 30,
	2022	2023	2023	2024
	US$’000	US$’000	US$’000	US$’000
			(unaudited)
Expense relating to short-term leases	51	216	51	190
Total cash outflow for leases	51	303	94	241

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

11.    PROPERTY, PLANT AND EQUIPMENT (cont.)

For the year/period, the Group leases offices for its operations. Lease contracts are entered into for fixed term of 6 years. Lease terms are negotiated on an individual basis and contain different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable.

The Group regularly entered into short-term leases for offices. As of December 31, 2022 and 2023 and six months ended June 30, 2024, the portfolio of short-term leases is similar to the portfolio of short-term leases to which the short-term lease expense disclosed above.

12.    INTANGIBLE ASSETS

	Archived images	Brand names	Total
	US$’000	US$’000	US$’000
CARRYING AMOUNT
As of January 1, 2022	—	172	172
Acquisition of subsidiaries (note 34)	497	91,797	92,294
Amortization for the year	—	(9)	(9)
Exchange realignment	3	582	585
As of December 31, 2022	500	92,542	93,042
Acquisition of subsidiaries (note 34)	—	25,752	25,752
Amortization for the year	—	(9)	(9)
Exchange realignment	(1)	(106)	(107)
As of December 31, 2023	499	118,179	118,678
Amortization for the period	—	(4)	(4)
Exchange realignment	1	35	36
As of June 30, 2024	500	118,210	118,710

The above carrying amounts of brand names of approximately US$92,379,000, US$118,025,000 and US$118,060,000 and archived images of approximately US$500,000, US$499,000 and US$500,000, respectively, as of December 31, 2022 and 2023 and June 30, 2024 are considered by the directors of the Company as having an indefinite useful life because it is expected to contribute to net cash inflows indefinitely. The brand names and archived images will not be amortized until its useful life is determined to be finite. Instead they will be tested for impairment annually and whenever there is an indication that it may be impaired.

The remaining brand name of approximately US$163,000, US$154,000 and US$150,000, respectively, as of December 31, 2022 and 2023 and June 30, 2024 are amortized on a straight-line basis of 20 years.

As of December 31, 2022 and 2023 and June 30, 2024, carrying amount of brand name of approximately US$92,379,000, US$92,216,000 and US$92,243,000, respectively, and archived images of US$500,000, US$499,000 and US$500,000, respectively, are allocated to cash-generating unit of the business unit under “L’Officiel”. For the purpose of impairment testing, the recoverable amount of this cash-generating unit has been determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a 5-year period, and pre-tax approximate discount rate of 11%. Cash flows beyond the 5-year period are extrapolated using a steady 1.6% to 2.1% growth rate. This growth rate is based on the relevant industry growth forecasts and does not exceed the average long-term growth rate for the relevant industry. Other key assumptions for the value in use calculations relate to the

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

12.    INTANGIBLE ASSETS (cont.)

estimation of cash inflows/outflows which include budgeted sales and gross margin, such estimation is based on the L’Officiel’s past performance and management’s expectations for the market development. Based on the result of the assessment, management of the Group determined that the recoverable of the cash-generating unit is higher than the carrying amount and there is no impairment of the related intangible assets allocated to cash-generating unit. Management of the Group believes that any reasonably possible changes in any of these assumptions would not cause the carrying amount of cash-generating unit to exceed its recoverable amount.

As of December 31, 2023 and June 30, 2024, carrying amount of brand name of approximately US$25,809,000 and US$25,817,000, respectively, are allocated to cash-generating unit of the business unit under “The Art Newspaper”. For the purpose of impairment testing, the recoverable amount of this cash-generating unit has been determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a 5-year period, and pre-tax approximate discount rate of 10.3%. Cash flows beyond the 5-year period are extrapolated using a steady 1.8% to 2.1% growth rate. This growth rate is based on the relevant industry growth forecasts and does not exceed the average long-term growth rate for the relevant industry. Other key assumptions for the value in use calculations relate to the estimation of cash inflows/outflows which include budgeted sales and gross margin, such estimation is based on The Art Newspaper’s past performance and management’s expectations for the market development. Based on the result of the assessment, management of the Group determined that the recoverable of the cash-generating unit is higher than the carrying amount and there is no impairment of the related intangible assets allocated to cash-generating unit. Management of the Group believes that any reasonably possible changes in any of these assumptions would not cause the carrying amount of cash-generating unit to exceed its recoverable amount.

13.    INTERESTS IN JOINT VENTURES

	As of December 31,		As of June 30, 2024
	2022	2023
	US$’000	US$’000	US$’000
Costs of investment in joint ventures	16,535	16,506	—
Share of post-acquisition losses and other comprehensive income	52,795	55,370	—
	69,330	71,876	—
Due from joint ventures	30,554	23,810	—
Total	99,884	95,686	—

Amounts due from joint ventures are unsecured, interest-free and repayable on demand.

Particulars of the joint ventures which own and operate the DAO by Dorsett AMTD Singapore Hotel in Singapore (“Singapore hotel companies”) as of December 31, 2022 and 2023 are as follows:

Name	Particulars of issued shares held	Place of incorporation/ Registration and business	Percentage of ownership interest, voting power and profit sharing	Principal activity
Cosmic Gold Limited	Ordinary shares	BVI	51%	Investment holding
DHI Holdings (S) Pte Ltd.	Ordinary shares	Singapore	51%	Hotel investment

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

13.    INTERESTS IN JOINT VENTURES (cont.)

On April 1, 2024, the Group agreed with another shareholder of Singapore hotel companies that the Group owns the control of Singapore hotel companies, accordingly, Singapore hotel companies became the non-wholly owned subsidiaries of the Group without change in the percentage of ownership. Please refer to note 34 for the details of the combination of Singapore hotel companies.

The following table illustrates the summarized financial information in respect of the Singapore hotel companies adjusted for any differences in accounting policies and reconciled to the carrying amount in the combined financial statements:

	As of December 31,		As of June 30, 2024*
	2022	2023
	US$’000	US$’000	US$’000
Total assets	362,144	357,622	—
Total liabilities	(226,202)	(216,689)	—
Net assets	135,942	140,933	—
Proportional of the Group’s ownership	51%	51%	N/A
Group’s share of net assets of joint ventures	69,330	71,876	—
Due from joint ventures	30,554	23,810	—
Interests in joint ventures	99,884	95,686	—
Revenue	21,634	24,129	5,934
Profit (loss) for the year/period	1,598	(5,114)	(1,094)
Other comprehensive income for the year/period	105,776	10,331	5,555
Total comprehensive income for the year/period	107,374	5,217	4,461

Addition information of the joint ventures
Cash and cash equivalents	14,321	3,516	—
Amounts due to shareholders	60,411	48,280	—
Bank borrowings (note)	161,772	163,438	—
Depreciation of property, plant and equipment	6,820	7,209	1,777
Finance costs	4,167	8,221	1,836

____________

*        The amounts represented the profit or loss of the joint ventures from January 1, 2024 to March 31, 2024 before the recognition of Singapore hotel companies as subsidiaries on April 1, 2024.

Note: On November 14, 2019, the Group provided a corporate guarantee to a bank in relation to the granting of banking facilities of SGD217,000,000 to the joint ventures for a maturity period of 3 years. The Group limits the corporate guarantee of 51% of the banking facilities. Subsequently, the corporate guarantee has been extended to May 2023. This corporate guarantee is expired by then. In July 2023, AMTD IDEA Group provided a corporate guarantee to another bank in relation to the banking facilities of SGD217,000,000 to the joint ventures for a maturity of 5 years. AMTD IDEA Group limits the corporate guarantee of 51% of the banking facilities. The banking facilities are also pledged by a property in Singapore and guaranteed by another shareholder of the joint ventures. There is no default payment by the joint ventures for the years/period.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

14.    FINANCIAL ASSETS AT FVTPL

	As of December 31,		As of June 30, 2024
	2022	2023
	US$’000	US$’000	US$’000
Listed equity shares	110,474	72,052	79,313
Unlisted equity shares	200	200	200
Movie income right investments	13,247	5,549	11,634
Total	123,921	77,801	91,147

Shown as:
– current assets	21,219	17,558	13,162
– non-current assets	102,702	60,243	77,985
	123,921	77,801	91,147

During the year ended December 31, 2022 and 2023 and six months ended June 30, 2024, the Group entered into movie income right agreements with certain production houses. In accordance with the relevant agreements, the Group is entitled to certain percentage of the variable profit to be derived from the release of the films upon entering into agreements. The Group may be required to further contribute to the movie production programs due to the budget overruns. Any agreed further contribution to the film program by the Group due to the budget overruns will be added to the carrying amounts of financial assets.

Certain listed equity shares, unlisted equity shares and movie income right investments are not held for trading. Instead, they are held for medium to long-term strategic purposes. The directors of the Company do not expect to realize these investments within 12 months and, accordingly, these investments are classified as non-current assets.

15.    ACCOUNTS RECEIVABLE

	As of December 31,		As of June 30, 2024
	2022	2023
	US$’000	US$’000	US$’000
Receivable from media and entertainment services	2,759	5,228	2,345
Receivable from hotel operations, hospitality and VIP services	72	111	1,599
Total	2,831	5,339	3,944

The Group allows a credit period of up to 90 days to its accounts receivables arising from media and entertainment business. The normal settlement terms of accounts receivable from hotel operations, hospitality and VIP services are specific terms mutually agreed between the contracting parties.

The Group seeks to maintain strict control over its outstanding receivables and has a credit control team to minimize credit risk. Overdue balances are reviewed regularly by management of the Group. The Group does not hold any collateral over its accounts receivable. The directors of the Company assess that there has been no significant increase in credit risk nor default because of the background of the debtors and historical payment arrangement with these debtors. The Group does not hold any collateral over these balances.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

15.    ACCOUNTS RECEIVABLE (cont.)

	As of December 31,		As of June 30, 2024
	2022	2023
	US$’000	US$’000	US$’000
Not yet due	1,743	2,454	2,759
Past due
– within 1 month	843	595	291
– 1 to 3 months	155	1,204	385
– Over 3 months	90	1,086	509
Total	2,831	5,339	3,944

The Group has applied the lifetime ECL to measure the loss allowance and the ECL is performed on a collective basis. An impairment analysis of accounts receivable is performed at each reporting date using probability of default approach to measure expected credit losses. The probability of default and loss given default are estimated based on the Group’s assessment on credit ratings of the accounts receivable and historical loss experience. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. The calculation of ECL considers forward looking information through the use of publicly available economic data and forecasts, including macroeconomic data such as GDP growth and unemployment rate, management judgement to reflect the qualitative factors and through the use of multiple probability weighted scenarios.

As of December 31, 2022, the probability of default ranged from 0.39% to 0.57% and the loss given default was estimated to be 45%. As of December 31, 2023, the probability of default ranged from 0.39% to 0.57% and the loss given default was estimated to be 46.9%. As of June 30, 2024, the probability of default ranged from 0.39% to 0.57% and the loss given default was estimated to be 46.9%. The ECL as of December 31, 2022 and 2023 and June 30, 2024 were immaterial and no loss allowance for accounts receivable was provided.

16.    PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	As of December 31,		As of June 30, 2024
	2022	2023
	US$’000	US$’000	US$’000
Prepayments	67	506	431
Deposits	199	353	980
Dividend receivable	—	—	7,766
Receivable on disposal of subsidiaries	—	—	3,090
Other receivables	2,194	2,287	474
Less: impairment losses provided under ECL model	(501)	(501)	(501)
Total	1,959	2,645	12,240

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

17.    DERIVATIVE FINANCIAL INSTRUMENTS

	As of December 31,		As of June 30, 2024
	2022	2023
	US$’000	US$’000	US$’000
Upside Participation and Profit Distribution Agreements	167,388	—	—
Future Settlement Contract	17,681	—	—
Total	185,069	—	—

Upside Participation and Profit Distribution Agreements

On April 1, 2019, three subsidiaries of the Group entered into “Upside Participation and Profit Distribution Agreements” (the “Agreements”) with a counterparty in relation to the movement of the share price of the entirety of certain listed shares of Investments the Group owns (the “Underlying Assets”). The Agreements have an original term of 12 months and can be extended for any further period or terminated at any time upon mutual agreement of the contracting parties.

Pursuant to the Agreements:

(a)     The counterparty is entitled to 25% (the “Sharing Percentage”) of the gain of the Underlying Assets if the quoted market price or disposal prices of the Underlying Assets is higher the underlying prices (“Underlying Prices;”);

(b)    The counterparty shall pay a sum equivalent to the loss if the quoted market price or disposal price of the Underlying Assets is lower than Underlying Price (“Participation Cost”); and

(c)     Dividend or cash distributions generated from the Underlying Assets during the term of the Agreements shall be received by the subsidiaries of the Group for their sole benefit and shall not be included in the computation of the gain or the Participation Cost.

In December 2022, the underlying listed shares have been partially sold, in which 2,673,000 underlying shares were sold in the market at the average disposal price of HK$3.27 per share, and US$1,963,000 was due from the counterparty to settle 2,673,000 notional of the derivatives reflecting the difference between the average disposal price and Underlying Price. Accordingly, corresponding revisions were made to the Agreements to reflect the reduction in the number of underlying listed shares.

The Agreements satisfied the definition of derivative financial instrument in accordance with IFRS 9 and were stated at fair value with any subsequent changes recognized in profit or loss.

	As of December 31,		As of June 30, 2024
	2022	2023
	US$’000	US$’000	US$’000
As of January 1,	124,404	167,388	—
Change in fair value	44,461	—	—
Realized gain upon disposal	486	34,234	—
Settlement	(1,963)	(201,411)	—
Exchange realignment	—	(211)	—
As of December 31,	167,388	—	—

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

17.    DERIVATIVE FINANCIAL INSTRUMENTS (cont.)

Future Settlement Contract

In June 2022, the Group entered into a future settlement contract with the counterparty, pursuant to which the Group is entitled to receive certain listed equity shares at a mutually agreed price at approximately US$53,272,000 in aggregate (the “Future Settlement Contract”) within one year. The fair value of the underlying shares as of December 31, 2022 was approximately US$70,953,000. The Future Settlement Contract was accounted for as a derivative financial asset and the net fair value gain recognized in profit or loss was approximately US$17,681,000 for the year ended December 31, 2022. During the year ended December 31, 2023, the Agreement was terminated and fully settled with the counterparty with the consideration of approximately US$17,681,000.

18.    CASH AND BANK BALANCES AND RESTRICTED CASH

Cash and bank balances

Cash and bank balances include demand deposits at banks, earn interest at floating rates based on daily bank deposit rates for all the periods. The bank balances are deposited with creditworthy banks with no recent history of default.

Restricted cash

As of December 31, 2022 and 2023, restricted deposits held at banks were used to settle certain payables to vendors.

19.    ACCOUNTS PAYABLE

	As of December 31,		As of June 30, 2024
	2022	2023
	US$’000	US$’000	US$’000
Payable to suppliers	9,846	8,808	786

Shown as:
– current liabilities	6,100	5,794	786
– non-current liabilities	3,746	3,014	—
	9,846	8,808	786

In previous years, a subsidiary of the Group filed a report to the court in France for the purposes of recovery by way of continuation. Under the continuation plan by court, certain accounts payables are repayable based on the agreed percentage annually until year 2027. As of December 31, 2022 and 2023, accounts payable amounted to approximately US$3,746,000 and US$3,014,000, respectively, are classified as non-current liabilities as these payables are repayable more than one year.

The average credit period on purchases of goods is 30 days.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

20.    OTHER PAYABLES AND ACCRUALS

	As of December 31,		As of June 30, 2024
	2022	2023
	US$’000	US$’000	US$’000
Payroll and related expenses payable	4,089	3,974	267
Other tax payables	3,923	5,121	1,210
Payable for acquisition of subsidiaries	—	3,506	3,507
Interest expense payable	—	2,263	4,005
Accruals and other payables	1,792	2,287	1,734
	9,804	17,151	10,723

21.    CONTRACT LIABILITIES

	As of December 31,		As of June 30, 2024
	2022	2023
	US$’000	US$’000	US$’000
Fashion, arts and luxury media and advertising and marketing services	511	658	351
Hotel operation, hospitality and VIP services	792	151	314
	1,303	809	665

Contract liabilities carried forward from each of January 1 are recognized as revenue during the next reporting period.

22.    BORROWINGS

	As of December 31,		As of June 30, 2024
	2022	2023
	US$’000	US$’000	US$’000
Secured bank borrowings:
– denominated in Hong Kong dollars	51,117	50,655	50,261
– denominated in SGD	—	—	158,956
– denominated in US$	—	11,139	11,108
Unsecured bank borrowings:
– denominated in Euro	580	475	—
– denominated in British Pound	—	35	35
	51,697	62,304	220,360

Shown as:
– current liabilities	571	741	159
– non-current liabilities	51,126	61,563	220,201
	51,697	62,304	220,360

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

22.    BORROWINGS (cont.)

	As of December 31,		As of June 30, 2024
	2022	2023
	US$’000	US$’000	US$’000
The carrying amounts of the borrowings are repayable:
Within one year	571	741	159
Within a period of more than one year but no more than two years	582	302	50,465
Within a period of more than two years but no more than five years	50,544	51,003	159,579
More than five years	—	10,258	10,157
	51,697	62,304	220,360

Except for bank borrowings of US$11,139,000 and US$11,108,000 as of December 31, 2023 and June 30, 2024 carrying at fixed-rate of 5.0% per annum, other bank borrowings carry variable interest rate with a weighted average contractual interest rate of 3.18% p.a., 9.11% p.a. and 6.18% p.a., respectively, as of December 31, 2022 and 2023 and June 30, 2024.

As of December 31, 2022 and 2023 and June 30, 2024, the Group has bank borrowings of approximately US$51,117,000, US$61,794,000 and US$220,325,000, respectively, secured by the Group’s properties, which have carrying amounts of approximately US$173,126,000, US$194,635,000 and US$541,824,000, respectively.

As mentioned in note 13 above, AMTD IDEA Group provided a corporate guarantee to a bank in relation to the banking facilities of SGD217,000,000 (i.e. US$158,956,000 as of June 30, 2024) to the subsidiary of the Group which owns the property for a maturity of 5 years. AMTD IDEA Group limits the corporate guarantee of 51% of the banking facilities.

23.    LEASE LIABILITIES

	As of December 31,		As of June 30, 2024
	2022	2023
	US$’000	US$’000	US$’000
The carrying amounts are repayable:
Within one year	100	185	88
Within a period of more than one year but no more than two years	100	113	94
Within a period of more than two years but no more than five years	20	85	24
	220	383	206
Less: Amount due for settlement within 12 months shown under current liabilities	(100)	(185)	(88)
Amount due for settlement after 12 months shown under non-current liabilities	120	198	118

The weighted average incremental borrowing rate applied to lease liabilities is 1.71%, 3.72% and 4.92%, respectively, for the years ended December 31, 2022 and 2023 and six months ended June 30, 2024.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

24.    PROVISIONS

(a)     Claims from vendors

US$’000
At January 1, 2022	—
Acquisition of subsidiaries (note 34)	4,094
Settled during the year	(95)
Exchange realignment	80
At December 31, 2022	4,079
Additions	476
Settled during the year	(831)
Exchange realignment	142
At December 31, 2023	3,866
Additions	450
Settled during the period	(533)
Disposal of subsidiaries	(3,750)
Exchange realignment	(33)
At June 30, 2024	—

(b)    Provision for replacement

The amount represented provision for the replacement and maintenance of furniture, fixtures and equipment within the hotels of the Group.

25.    DEFERRED TAX LIABILITIES

The movements in deferred tax liabilities during the years/period are as follows:

Intangible assets
US$’000
As of January 1, 2022	—
Acquisition of subsidiaries (note 34)	2,769
Exchange realignment	(108)
As of December 31, 2022	2,661
Acquisition of subsidiaries (note 34)	2,961
Exchange realignment	2
As of December 31, 2023	5,624
Exchange realignment	2
As of June 30, 2024	5,626

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

26.    AMOUNTS DUE TO SUBSIDIARIES’ NON-CONTROLLING SHAREHOLDERS

	As of December 31,		As of June 30, 2024
	2022	2023
	US$’000	US$’000	US$’000
Interest-free	19,268	24,322	47,352
Interest bearing at Hong Kong Inter-bank Offered Rate (“HIBOR”) plus 1.15% per annum	25,648	21,762	21,769
Interest bearing at 2 times of HIBOR plus 1.15% per annum	7,695	7,643	7,683
	52,611	53,727	76,804

Amounts due to subsidiaries’ non-controlling shareholders are unsecured.

Upon acquisition of Singapore hotel companies, another amount due to non-controlling shareholder of US$23,060,000 is recognized and accumulated at June 30, 2024.

Subsequent to the end of the reporting period, interest bearing balance of US$29,452,000 was settled through the current account of ultimate holding company and the non-controlling shareholder.

27.    AMOUNT DUE TO ULTIMATE HOLDING COMPANY

Amount due to ultimate holding company is unsecured, interest-free and repayable more than 1 year after each of the reporting period.

28.    SHARE CAPITAL

Share capital as of December 31, 2022 represented the combined share capital of WME Assets Group, WME Direct Investment Limited, L’Officiel Inc SAS, AMTD Digital Media Solutions Pte. Limited and L’Officiel Malaysia Sdn. Bhd.

Share capital as of December 31, 2023 and June 30, 2024 represented the combined share capital of the Company, WME Assets Group, and AMTD Group (Canada) Inc.

29.    RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s combined statements of cash flows as cash flows from financing activities.

	Borrowings	Lease liabilities	Amount due to subsidiaries’ non- controlling shareholders	Amount due to ultimate holding company	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
As of January 1, 2022	45,809	—	58,041	59,464	163,314
Finance costs	1,550	—	1,036	—	2,586
Acquisition of subsidiaries	585	—	—	—	585
Recognition of lease liabilities	—	219	—	—	219
Cash flows	3,753	—	(6,432)	3,743	1,064
Exchange realignment	—	1	(34)	(397)	(430)
As of December 31, 2022	51,697	220	52,611	62,810	167,338

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

29.    RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES (cont.)

	Borrowings	Lease liabilities	Amount due to subsidiaries’ non- controlling shareholders	Amount due to ultimate holding company	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Finance costs	3,862	6	3,268	—	7,136
Non-cash transactions	9,970	—	—	4,682	14,652
Acquisition of subsidiaries	37	244	—	—	281
Cash flows	(3,140)	(87)	(2,059)	2,814	(2,472)
Exchange realignment	(122)	—	(93)	(110)	(325)
As of December 31, 2023	62,304	383	53,727	70,196	186,610
Finance costs	3,783	1	991	—	4,775
Acquisition of subsidiaries	159,722	—	23,107	—	182,829
Disposal of subsidiaries	(392)	(127)	—	(7,828)	(8,347)
Non-cash transactions	(742)	—	—	6,076	5,334
Cash flows	(3,489)	(51)	—	39,510	35,970
Exchange realignment	(826)	—	(1,021)	22	(1,825)
As of June 30, 2024	220,360	206	76,804	107,976	405,346

As of January 1, 2023	51,697	220	52,611	62,810	167,338
Finance costs	1,366	2	1,396	—	2,764
Cash flows	(1,366)	(43)	(942)	7,070	4,719
Exchange realignment	(250)	—	(248)	(296)	(794)
As of June 30, 2023 (unaudited)	51,447	179	52,817	69,584	174,027

30.    RELATED PARTY TRANSACTIONS

In addition to the transactions disclosed elsewhere in these combined financial statements, the Group had the following transactions with related parties during the year/period:

	Year ended December 31,		Six months ended June 30,
	2022	2023	2023	2024
	US$’000	US$’000	US$’000	US$’000
			(unaudited)
Marketing services income	2,888	2,726	—	2,730

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

31.    FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as of the end of the reporting period are as follows:

Financial assets

	Financial assets at FVTPL	Financial assets at amortized cost	Total
	US$’000	US$’000	US$’000
As of December 31, 2022
Accounts receivable	—	2,831	2,831
Financial assets at FVTPL	123,921	—	123,921
Derivative financial assets	185,069	—	185,069
Amounts due from joint ventures	—	30,554	30,554
Deposits and other receivables	—	1,892	1,892
Restricted cash	—	415	415
Cash and bank balances	—	1,208	1,208
	308,990	36,900	345,890
As of December 31, 2023
Accounts receivable	—	5,339	5,339
Financial assets at FVTPL	77,801	—	77,801
Amounts due from joint ventures	—	23,810	23,810
Deposits and other receivables	—	2,139	2,139
Restricted cash	—	135	135
Cash and bank balances	—	6,121	6,121
	77,801	37,544	115,345
As of June 30, 2024
Accounts receivable	—	3,944	3,944
Financial assets at FVTPL	91,147	—	91,147
Deposits and other receivables	—	11,809	11,809
Cash and bank balances	—	47,956	47,956
	91,147	63,709	154,856

Financial liabilities at amortized costs

	As of December 31,		As of June 30, 2024
	2022	2023
	US$’000	US$’000	US$’000
Accounts payable	9,846	8,808	786
Other payables and accruals	9,804	17,151	10,723
Borrowings	51,697	62,304	220,360
Amounts due to subsidiary’s non-controlling shareholders	52,611	53,727	76,804
Amount due to ultimate holding company	62,810	70,196	107,976
	186,768	212,186	416,649

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

32.    FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Group’s financial instruments measured at fair value are as follows:

	As of December 31,		As of June 30, 2024
	2022	2023
	US$’000	US$’000	US$’000
Financial assets at FVTPL	123,921	77,801	91,147
Derivative financial instruments	185,069	—	—
	308,990	77,801	91,147

Management has assessed that the fair values of bank balances, accounts receivable, deposits and other receivables, amounts due from joint ventures, restricted cash, accounts payable, other payables and accruals, borrowings, amounts due to subsidiaries’ non-controlling shareholders and amount due to ultimate holding company approximate to their carrying amounts largely due to the short-term maturities of these instruments or repayable on demand, or that they are interest-bearing at market rates.

The Group’s finance department headed by the finance director is responsible for determining the policies and procedures for the fair value measurement of financial instruments. The finance director reports directly to the chief financial officer. At each reporting date, the finance department analyzes the movements in the values of financial instruments and determines the major inputs applied in the valuation. The valuation is reviewed and approved by the chief financial officer.

Some of the Group’s financial instruments are measured at fair value for financial reporting purposes. The management of the Company is responsible for determining the appropriate valuation techniques and inputs for fair value measurements.

In estimating the fair value, the Group uses observable market data to the extent it is available. Where Level 1 inputs are not available, the Group refers to the prices of recent transactions or engages third-party qualified valuers to perform the valuation.

The management of the Company works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model. The management reports the findings to the directors of the Company to explain the cause of fluctuations in the fair value.

Below is summary of significant unobservable inputs to valuation of financial instruments together with a quantitative sensitivity analysis:

	Valuation Technique	Significant unobservable input	Sensitivity of value to the input
As of December 31, 2022
Movie income right investments of US$13,247,000	Discount cash flow model	Discount rate takes into account weighted average cost of capital using a Capital Asset Pricing Model ranged 10.40% to 12.59% and expected ticket sales performance and expected movie production costs	5% increase/decrease in the discount rate results in decrease/increase in fair value by 0.2%/0.1%

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

32.    FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (cont.)

	Valuation Technique	Significant unobservable input	Sensitivity of value to the input
Derivative financial instruments of US$185,069,000	Monte Carlo Simulation (“MCS”)	Expected volatility of the underlying assets of 49.78%	5% increase/decrease in the discount rate results in decrease/increase in fair value by 0.1%/0.1%
As of December 31, 2023
Movie income right investments of US$3,936,000	Discount cash flow model	Discount rate takes into account weighted average cost of capital using a Capital Asset Pricing Model ranged 10.40% to 12.59% and expected ticket sales performance and expected movie production costs	5% increase/decrease in the discount rate results in decrease/increase in fair value by 0.2%/0.1%
As of June 30, 2024
Movie income right investments of US$3,937,000	Discount cash flow model	Discount rate takes into account weighted average cost of capital using a Capital Asset Pricing Model ranged 10.40% to 12.59% and expected ticket sales performance and expected movie production costs	5% increase/decrease in the discount rate results in decrease/increase in fair value by 0.2%/0.1%

Fair value hierarchy

The following table illustrates the fair value measurement hierarchy of the Group’s financial instruments:

Assets measured at fair value:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Recent transaction price (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$’000	US$’000	US$’000	US$’000
As of December 31, 2022
Financial assets at FVTPL	110,474	200	13,247	123,921
Derivative financial instruments	—	—	185,069	185,069

As of December 31, 2023
Financial assets at FVTPL	72,052	1,813	3,936	77,801

As of June 30, 2024
Financial assets at FVTPL	79,313	7,897	3,937	91,147

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

32.    FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (cont.)

The movements in fair value measurements within Level 3 on financial assets at FVTPL during the years/period are as follow:

	As of December 31,		As of June 30, 2024
	2022	2023
	US$’000	US$’000	US$’000
As of January 1,	10,773	13,247	3,936
Additions	4,785	—	—
Change in fair value	350	—	—
Realized gain upon disposal	—	16,274	—
Disposals	—	(25,539)	—
Distribution of profits	(2,669)	—	—
Exchange realignment	8	(46)	1
As of December 31,	13,247	3,936	3,937

The movement in Level 3 on derivative financial instruments during the years/period are disclosed in note 17.

33.    FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group has various financial assets and liabilities such as financial assets at FVTPL, accounts receivable, deposits and other receivables, amounts due from joint ventures, restricted cash, cash and bank balances, accounts payable, other payables and accruals, borrowings, amounts due to subsidiaries’ non-controlling shareholders and amount due to ultimate holding company.

The main risks arising from the Group’s financial instruments are price risk, foreign currency risk, interest rate risk, credit risk and liquidity risk. Management manages and monitors these risks to ensure appropriate measures are implemented on a timely and effective manner.

Price risk

Equity price risk is the risk that the fair values of equity investments decrease as a result of changes in the levels of equity indices and the value of individual securities.

The Group is exposed to equity securities price risk because certain investments held by the Group are classified in the combined statements of financial position as financial assets at FVTPL. Profit for the year/period would increase/decrease as a result of gains/losses on equity securities classified as financial assets at FVTPL.

As of December 31, 2022 and 2023 and June 30, 2024, if there had been a 5% increase/decrease in the equity price of listed equity shares, included in financial assets at FVTPL, with all other variables held constant, the Group’s profit before tax would have been approximately US$5,524,000, US$3,603,000 and US$3,577,000, respectively, higher/lower.

The Group had concentration risk in two listed equity shares as of December 31, 2022 and 2023 and June 30, 2024.

On April 1, 2019, the Group entered Agreements with the counterparty in relation to the movement of the share price of the entirety of the Underlying Assets to reduce the Group’s exposure the changes in fair value of financial assets. The derivative financial asset is initially recognized at fair value and are subsequently remeasured at fair value. Any gains or losses arising from changes in fair value of derivative financial asset are taken directly to profit or loss.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

33.    FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont.)

No sensitivity analysis is prepared on unlisted equity shares and movie income right investments as the directors of the Company consider that the impact on the price risk of the Group is insignificant.

Foreign currency risk

Certain transactions of the Group are denominated in foreign currencies which are different from the functional currency of group entities, and therefore the Group is exposed to foreign currency risk. The Group currently does not have a foreign currency hedging policy. However, management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

The Group’s key currency risk exposure primarily arises from accounts receivable, accounts payable and bank balances denominated in other currencies. As of December 31, 2022 and 2023 and June 30, 2024, the Group had no significant exposure to foreign currency risk. Consequently, no sensitivity analysis has been performed and disclosed.

Interest rate risk

The Group is exposed to cash flow interest rate risk in relation to variable-rate bank balances and variable-rate borrowings. The Group aims at keeping borrowings at variable rates. The Group manages its interest rate exposures by assessing the potential impact arising from any interest rate movements based on interest rate level and outlook. The management will review the proportion of borrowings in fixed and floating rates and ensure they are within reasonable range.

No sensitivity analysis has been presented for variable rate bank balances and variable rate borrowings as the bank balances and borrowings as the cash flow interest rate risk exposure is insignificant.

Credit risk and impairment assessment

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties, as a means of mitigating the risk of financial loss from defaults. The Group’s exposure of its counterparties is continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the management periodically.

The Group has credit risk exposure in relation the Agreements entered into with a counterparty amounting to US$167,388,000 as of December 31 2022, respectively (Note 17). As of December 31, 2022, the directors of the Company consider that the credit risk is not significant because the market value of listed securities pledged to the Group in relation to the Agreement is higher than the outstanding carrying amounts of the Agreement.

The Group performed impairment assessment for financial assets under ECL model. Information about the Group’s credit risk management, maximum credit risk exposures and the related impairment assessment, if applicable, are summarized as below:

Accounts receivable

Before accepting any new customer, the Group uses an internal credit scoring system to assess the potential customer’s credit quality and defines credit limits by customer. Limits and scoring attributed to customers are reviewed twice a year. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Also, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals. In this regard, the management considers that the Group’s credit risk is significantly reduced.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

33.    FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont.)

The Group performs impairment assessment under ECL model on other accounts receivable collectively and grouped based on shared credit risk characteristics by reference to the Group’s past due status of outstanding balances, nature, size and industry of debtors and external credit ratings. The Group assesses the ECL of accounts receivable based on historical observed default rates over the expected life of the debtors and forward-looking information (including macroeconomic data such as GDP growth and unemployment rate) that is available without undue cost or effort.

Bank balances and restricted cash

Credit risk on bank balances and restricted cash is limited because the counterparties are reputable banks with high credit ratings assigned by international credit agencies. The Group assessed 12-month ECL for bank balances and restricted cash by reference to information relating to probability of default and loss given default of the respective credit rating grades published by external credit rating agencies. Based on the average loss rates, the 12-month ECL on bank balances and restricted cash is insignificant and therefore no loss allowance was recognized.

Amounts due from joint ventures

The Group regularly evaluates the business performance of joint ventures. The Group’s credit risks in these balances are considered low due to the strong financial positions of these entities. The management believes that there are no significant increases in credit risk of these amounts since initial recognition and the Group provided impairment based on 12-month ECL. The Group assessed the ECL for amounts due from joint ventures to be insignificant and thus no loss allowance is recognized.

Deposits and other receivables

For deposits and other receivables, the Group makes periodic individual assessment on the recoverability of other receivables and deposits based on historical settlement records, past experience, and also quantitative and qualitative information that is reasonable and supportive forward-looking information. The Group believes that there is no significant increase in credit risk of these amounts since initial recognition and the Group provided impairment based on 12-month ECL. For year ended December 31, 2022, the Group recognized ECL on deposits and other receivables of US$501,000 and there is no movement on the allowance of ECL on deposits and other receivables during the year ended December 31, 2023 and six months ended June 30, 2024.

The tables below detail the credit risk exposures of the Group’s financial assets at amortized costs, which are subject to ECL assessment:

	12-month or lifetime ECL	As of December 31,		As of June 30, 2024
		2022	2023
		US$’000	US$’000	US$’000
Accounts receivable (note (i))	Lifetime ECL (collective assessment)	2,831	5,339	3,944
Deposits and other receivables	12-month ECL	1,892	2,139	11,809
Amounts due from joint ventures	12-month ECL	30,554	23,810	—
Restricted cash	12-month ECL	415	135	—
Cash and balance balances	12-month ECL	1,208	6,121	47,956
		36,900	37,544	63,709

____________

Notes:

(i)      For accounts receivable, the Group has applied the simplified approach in IFRS 9 to measure the loss allowance at lifetime ECL.

(ii)     The financial assets at amortized costs have a low risk of default as the counterparties do not have default history and there is no information indicating that these financial assets have a significant increase in credit risk since initial recognition.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

33.    FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont.)

Liquidity risk

The Group aims to maintain cash and credit lines to meet its liquidity requirements. The Group finances its working capital requirements through a combination of funds generated from operations, loans and equity financing.

The following tables detail the Group’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. Variable rate instruments are subject to change if change in variable rates differ from the estimated interest rate determined at the end of the reporting period.

	As of December 31, 2022
	Weighted Average interest rate	On demand or less than 3 months	3 months to 1 year	1 to 5 years	Total undiscounted cash flows	Carrying amount
	%	US$’000	US$’000	US$’000	US$’000	US$’000
Accounts payable	—	6,100	—	3,746	9,846	9,846
Other payables and accruals	—	9,804	—	—	9,804	9,804
Borrowings	3.18	456	1,758	54,797	57,011	51,697
Amounts due to subsidiaries’ non-controlling shareholders	1.58	19,271	34,179	—	53,450	52,611
Amount due to ultimate holding company	—	—	—	62,810	62,810	62,810
		35,631	35,937	121,353	192,921	186,768
	As of December 31, 2023
	Weighted Average interest rate	On demand or less than 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total undiscounted cash flows	Carrying amount
	%	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Accounts payable	—	5,794	—	3,014	—	8,808	8,808
Other payables and accruals	—	17,151	—	—	—	17,151	17,151
Borrowings	9.11	1,465	4,979	59,821	19,459	85,724	62,304
Amounts due to subsidiaries’ non-controlling shareholders	4.71	22,643	35,823	—	—	58,466	53,727
Amount due to ultimate holding company	—	—	—	70,196	—	70,196	70,196
		47,053	40,802	133,031	19,459	240,345	212,186

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

33.    FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont.)

	As of June 30, 2024
	Weighted Average interest rate	On demand or less than 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total undiscounted cash flows	Carrying amount
	%	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Accounts payable	—	786	—	—	—	786	786
Other payables and accruals	—	10,723	—	—	—	10,723	10,723
Borrowings	6.18	3,443	10,330	247,387	18,315	279,475	220,360
Amounts due to subsidiaries’ non-controlling shareholders	3.83	76,804	—	—	—	76,804	76,804
Amount due to ultimate holding company	—	—	—	107,976	—	107,976	107,976
		91,756	10,330	355,363	18,315	475,764	416,649

Capital risk management

The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Group consists of debts and equity attributable to equity holders of the Group, comprising share capital and reserves, as disclosed in combined statements of changes in equity.

There were no changes on the Group’s approach to capital risk management during the years/period.

34.    ACQUISITIONS OF SUBSIDIARIES

For the year ended December 31, 2022

Acquisition of L’Officiel Inc SAS

In April 2022, the intermediate holding company acquired 100% equity interest of L’Officiel Inc SAS. The consideration of the acquisition amounting to US$62,800,000 was paid by ultimate holding company on behalf of the Group. The transaction was completed in April 2022 and accounted for using acquisition accounting. No acquisition-related cost has been recognized as an expense for the year December 31, 2022.

Assets and liabilities at the date of acquisition

US$’000
Cash and cash balances	247
Restricted cash	477
Accounts receivable	1,855
Prepayments, deposits and other receivables	2,745
Intangible assets	92,294
Accounts payable	(11,489)
Other payables and accruals	(11,033)
Provisions	(4,094)
Borrowings	(585)
Deferred tax liabilities	(2,769)
Net assets acquired	67,648

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

34.    ACQUISITIONS OF SUBSIDIARIES (cont.)

The fair values and gross contractual amounts of accounts receivable and other receivables at the date of acquisition amounted to approximately US$1,855,000 and US$2,492,000, respectively. No accounts receivable and other receivables were expected to be uncollectible.

Gain arising on acquisition

US$
Recognized amounts of net assets acquired	67,648
Less: consideration transferred by ultimate holding company	(62,800)
4,848

Bargain purchase gain amounting to approximately US$4,848,000 on acquisition of L’Officiel Inc SAS is recognized in profit or loss within the other gain line item in the combined statement of profit or loss and other comprehensive income. The transaction resulted in a bargain purchase gain, reflecting the financial and operating conditions of the acquiree at the time of acquisition.

Impact of acquisition on the results of the Group

Included in the combined profit for the year ended December 31, 2022 is the profit of US$2.7 million attributable to the business generated by L’Officiel Inc SAS. Revenue for the year ended December 31, 2022 includes US$4.7 million generated from the acquisition.

Had the acquisition of L’Officiel Inc SAS been completed on January 1, 2022, revenue for the year of the Group would have been US$33.1 million, and profit for the year would have been US$21.7 million. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of the operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2022, nor is it intended to be a projection of future events.

For the year ended December 31, 2023

Acquisition of The Art Newspaper SA

During the year ended December 31, 2023, the Company acquired 100% equity interest of The Art Newspaper SA, a limited company incorporated in Switzerland. The consideration of the acquisition was paid by cash amounting to US$2,540,000, which is paid by ultimate holding company, 8,688,525 shares of the intermediate holding company and 380,065 shares of the immediate holding company as well as a bonus element of Euro 2,888,888 which will be settled by the intermediate holding company on the 540th day following the completion of acquisition. The total consideration is approximately US$16,831,000. The transaction was completed in October 2023 using acquisition accounting.

No acquisition-related cost has been recognized as an expense for the year ended December 31, 2023.

Consideration transferred

US$’000
Cash through amount due to ultimate holding company	2,540
Ordinary shares of the intermediate holding company	5,607
Ordinary shares of immediate holding company	5,607
Other consideration payable	3,077
Net assets acquired	16,831

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

34.    ACQUISITIONS OF SUBSIDIARIES (cont.)

Assets and liabilities at the date of acquisition

US$’000
Cash and cash balances	27
Accounts receivable	674
Prepayments, deposits and other receivables	301
Property, plant and equipment	333
Intangible assets	25,752
Accounts payable	(402)
Other payables and accruals	(1,724)
Borrowings	(37)
Lease liabilities	(244)
Contract liabilities	(419)
Deferred tax liabilities	(2,961)
Net assets acquired	21,300

The fair values and gross contractual amounts of accounts receivable and other receivables at the date of acquisition amounted to of approximately US$674,000 and US$301,000, respectively. No accounts receivable and other receivables were expected to be uncollectible.

Gain arising on acquisition

US$
Recognized amounts of net assets acquired	21,300
Less: consideration transferred by ultimate holding company	(16,831)
4,469

Bargain purchase gain amounting to approximately US$4,469,000 acquisition of The Art Newspaper SA is recognized in profit or loss within the other gain line item in the combined statement of profit or loss and other comprehensive income. The transaction resulted in a bargain purchase gain, reflecting the financial and operating conditions of the acquiree at the time of acquisition and our competitive bargaining strategy over the seller.

Net cash inflow on acquisition of The Art Newspaper SA

Cash and cash equivalents balances acquired	27

Impact of acquisition on the results of the Group

Included in the combined profit for the year ended December 31, 2023 is the profit of US$45,000 attributable to the business generated by The Art Newspaper SA. Revenue for the year ended December 31, 2023 includes US$2 million generated from the acquisition.

Had the acquisition of The Art Newspaper SA been completed on January 1, 2023, revenue for the year of the Group would have been US$46.6 million, and profit for the year would have been US$16.2 million. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of the operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2023, nor is it intended to be a projection of future events.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

34.    ACQUISITIONS OF SUBSIDIARIES (cont.)

For the six months ended June 30, 2024

Acquisition of Singapore hotel companies

On April 1, 2024, the Group agreed with another shareholder of Singapore hotel companies that the Group owns the controlling interests of Singapore hotel companies, accordingly, Singapore hotel companies became the non-wholly owned subsidiaries of the Group without change of the percentage of ownership.

Assets and liabilities at the date of acquisition

US$’000
Cash and cash balances	4,273
Accounts receivable	920
Prepayments, deposits and other receivables	622
Property, plant and equipment	349,061
Accounts payable	(116)
Other payables and accruals	(467)
Provisions	(1,406)
Borrowings	(159,722)
Contract liabilities	(471)
Tax payables	(214)
Amounts due to shareholders	(47,157)
Non-controlling interest	(71,136)
Net assets acquired	74,187
Investment in joint ventures eliminated	74,187

The fair values and gross contractual amounts of accounts receivable and other receivables at the date of acquisition amounted to of approximately US$920,000 and US$622,000, respectively. No accounts receivable and other receivables were expected to be uncollectible.

Net cash inflow on acquisition of Singapore hotel companies

Cash and cash equivalents balances acquired	4,273

Impact of acquisition on the results of the Group

Included in the combined profit for the six months ended June 30, 2024 is the loss of US$1,615,000 attributable to the business generated by Singapore hotel companies. Revenue for the six months ended June 30, 2024 includes US$5,117,000 generated from the acquisition.

Had the acquisition of Singapore hotel companies been completed on January 1, 2024, revenue for the year of the Group would have been US$32.4 million, and profit for the year would have been US$26.7 million. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of the operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2024, nor is it intended to be a projection of future events.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023 and
six months ended June 30, 2023 AND 2024

35.    NON-CONTROLLING INTERESTS

The table below shows details of non-wholly owned subsidiaries of the Group which have material non-controlling interests:

	As of December 31,		As of June 30, 2024
	2022	2023
	US$’000	US$’000	US$’000
Fine Cosmos Development Limited (note (i))	24,949	26,942	26,338
Singapore hotel companies (note (ii))	—	—	69,555
Other non-controlling interests (note (iii))	172,429	147,112	171,083
	197,378	174,054	266,976

____________

Notes:

(i)      Fine Cosmos Development Limited is 50% owned by the Group for the years/period.

(ii)     Singapore hotel companies is 51% owned by the Group for the years/period.

(iii)    The combined financial statements represent a combination of entities and business under common control of AMTD Group, as such, the assets and liabilities of the combined entities are subject to the non-controlling shareholders of immediate holding company (i.e. AMTD Digital Inc.) and the intermediate holding company (i.e. AMTD IDEA Group). Upon the completion of the reorganization of the Group subsequent to the end of the reporting period, and accordingly, the amounts of non-controlling interests of AMTD IDEA Group and AMTD Digital Inc. are then transferred to the reverses attributable to the owners of the Company.

36.    SUBSEQUENT EVENTS

Other than disclosed elsewhere in the combined financial statements, the Group has the following subsequent events:

In October 2024, World Media and Entertainment Group Inc., the then immediate holding company of the Company issued new shares to AMTD Digital Inc. with the consideration of US$188,000,000. At the same time, AMTD Digital Inc. issued 21,485,714 Class A shares to the Company and, accordingly, classified these shares as financial assets at FVTPL. Also, World Media and Entertainment Group Inc. transferred 5,108, 4,880 and 12 shares of the Company to AMTD Digital Inc., AMTD IDEA Group and AMTD Group, respectively, and, at the same time, World Media and Entertainment Group Inc. repurchased its shares from AMTD Digital Inc., AMTD IDEA Group and AMTD Group.

In November 2024, the Company issued 857 and 388 ordinary shares to two parties through injection of listed shares in Hong Kong and a property into the Company. Also, the Company issued 1,680 non-voting redeemable ordinary shares to AMTD Digital Inc. and AMTD Digital Inc. issued 13,333,333 Class A shares to the Company.

In November 2024, the Group completed the reorganization and the Company becomes the holding company of the combined entities. Non-controlling interests of US$171,083,000, representing the portion of non-controlling interests of AMTD IDEA Group and AMTD Digital Inc., as of June 30, 2024 are then transferred to reserves attributable to the owners of the Company.

Annex A

Execution Version

BUSINESS COMBINATION AGREEMENT

by and among

BLACK SPADE ACQUISITION II CO,

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.,

and

WME MERGER SUB LIMITED

dated as of January 27, 2025

Annex A-i

Annex A-ii

Annex A-iii

Annex A-iv

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (as it may be amended, restated or otherwise modified from time to time, this “Agreement”), dated as of January 27, 2025, is entered into by and among (i) Black Spade Acquisition II Co, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“BSII”), (ii) World Media and Entertainment Universal Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), and (iii) WME Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned Subsidiary of the Company (“Merger Sub”). BSII, the Company and Merger Sub are referred to herein collectively as the “Parties.”

RECITALS

WHEREAS, BSII is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, Merger Sub is a newly formed entity, and was formed for the purpose of consummating the transactions contemplated by this Agreement and the Ancillary Agreements (the “Transactions”);

WHEREAS, on the Closing Date (as defined below), immediately prior to the Merger Effective Time, the Company shall adopt the fourth amended and restated memorandum and articles of association in the form attached hereto as Annex A (with such changes as may be agreed in writing by BSII and the Company, the “Listing Articles”);

WHEREAS, on the terms and subject to the conditions of this Agreement, at the Merger Effective Time, Merger Sub shall be merged with and into BSII, whereupon the separate corporate existence of Merger Sub shall cease and BSII shall be the surviving company and continue its existence under the Companies Act (as revised) of the Cayman Islands (the “Cayman Islands Companies Act”) as a direct wholly-owned Subsidiary of the Company;

WHEREAS, the board of directors of BSII (the “BSII Board”) has unanimously (i) determined that it is fair to, advisable for and in the best interests of BSII and the BSII Shareholders (as defined below) to enter into this Agreement and the Ancillary Agreements to which BSII is a party and to consummate the Merger (as defined below) and the other Transactions, (ii) approved this Agreement and the Ancillary Agreements to which BSII is a party, the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the Merger and the other Transactions, and (iii) determined to recommend to the BSII Shareholders the approval and adoption of this Agreement, the Plan of Merger, the other Ancillary Agreements to which BSII is a party, the Merger and the other Transactions;

WHEREAS, the respective boards of directors of the Company and Merger Sub (respectively, the “Company Board” and the “Merger Sub Board”) have unanimously (i) determined that it is fair to, advisable for and in the best interests of the Company and Merger Sub and their respective shareholders, as applicable, to enter into this Agreement, the Ancillary Agreements to which it is a party and to consummate the Merger and the other Transactions, and (ii) approved this Agreement and the Ancillary Agreements to which it is a party, the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the Merger and the other Transactions. The Company, as the sole shareholder of Merger Sub, has adopted a special resolution approving this Agreement, the Plan of Merger and the Transactions;

WHEREAS, prior to the Closing, BSII will provide an opportunity to its shareholders to have their issued and outstanding BSII Class A Ordinary Shares redeemed on the terms and subject to the conditions set forth in the Amended and Restated Memorandum and Articles of Association of BSII, adopted by special resolution dated August 13, 2024 and effective on August 13, 2024 (as may be amended, restated or otherwise modified from time to time, the “BSII Governing Document”), in connection with the Transactions;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to BSII’s willingness to enter into this Agreement, all of the Company Shareholders have entered into a Shareholders Support and Lock-Up Agreement and Deed with BSII and the Company in the form attached as Annex B hereto (the “Shareholders Support Agreement”);

Annex A-1

WHEREAS, prior to the Closing, the Company shall obtain the Company Shareholders’ Approval (as defined below);

WHEREAS, concurrently with the execution and delivery of this Agreement, BSII, the Company, the Sponsor (as defined below) and the other parties thereto have entered into a Sponsor Support Agreement and Deed in the form attached as Annex C hereto (the “Sponsor Support Agreement”);

WHEREAS, concurrently with the consummation of the Transactions, the Company, the Sponsor, the Company Shareholders, and other Holders (as defined therein) shall enter into a registration rights agreement in the form attached as Annex D hereto (the “Registration Rights Agreement”); and

WHEREAS, prior to the Closing, BSII, the Company and Continental Stock Transfer & Trust Company as warrant agent (in such capacity, the “Warrant Agent”) shall enter into an Assignment, Assumption and Amendment Agreement substantially in the form attached as Annex E hereto (the “Assignment, Assumption and Amendment Agreement”), pursuant to which, effective at the consummation of the Transactions, BSII assigns to the Company all of its rights, interests, and obligations in and under the Warrant Agreement (as defined below), which amends the Warrant Agreement to change all references to Warrants (as such term is defined therein) to Company Warrants (and all references to Class A ordinary shares (as such term is defined therein) underlying such warrants to Company Class A Ordinary Shares) and which causes each outstanding Company Warrant to represent the right to receive, from the Merger Effective Time, one whole Company Class A Ordinary Share.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, BSII, the Company and Merger Sub agree as follows:

ARTICLE 1
Certain Definitions

Section 1.01. Definitions. As used herein, the following terms shall have the following meanings:

“Acquisition Transaction” has the meaning given to such term in Section 9.11.

“Action” means any action, suit, investigation (including Tax audit), litigation, claim (including any crossclaim or counterclaim), assessment, arbitration, charge or proceeding (including any civil, criminal, administrative, arbitral, investigative or appellate proceeding), in each case, that is by or before any Governmental Authority.

“Adjustment Factor” means the quotient obtained from dividing (i) the Per Share Equity Value by (ii) the Reference Price.

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, unitary group, or other group recognized by Applicable Law in respect of Tax.

“Agreement” has the meaning given to such term in the preamble hereto.

“AMTD Digital” means AMTD Digital Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands.

“AMTD” means AMTD Group Inc. and its Affiliates, excluding the Company and its Subsidiaries.

“AMTD Group Inc.” means AMTD Group Inc., a business company incorporated with limited liability under the laws of the British Virgin Islands.

Annex A-2

“AMTD Intellectual Property” means all Intellectual Property that is owned or licensable by AMTD that are used or have been used by the Company or its Subsidiaries prior to the Closing Date or are otherwise relevant to the business of the Company and its Subsidiaries.

“AMTD-Company Intellectual Property License” means the intellectual property license agreement entered into between AMTD Group Inc. and the Company dated January 27, 2025.

“Ancillary Agreements” means the Plan of Merger, the Shareholders Support Agreement, the Sponsor Support Agreement, the Registration Rights Agreement, the Assignment, Assumption and Amendment Agreement, and the other agreements, instruments and documents expressly contemplated hereby.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act or any rules or regulations thereunder, the UK Bribery Act, any legislation implementing the Organization for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and all other Applicable Laws regarding anti-corruption and bribery or illegal payments or gratuities.

“Anti-Money Laundering Laws” has the meaning given to such term in Section 5.24(h).

“Antitrust Laws” means any federal, state, provincial, territorial and foreign statutes, rules, regulations, Governmental Orders and other Applicable Laws that are designed or intended to prohibit, restrict or regulate foreign investment or actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree or ruling enacted, adopted, promulgated or applied by a Governmental Authority that is legally binding upon or applicable to such Person.

“Assignment, Assumption and Amendment Agreement” has the meaning given to such term in the recitals hereto.

“BSII” has the meaning given to such term in the preamble hereto.

“BSII Board” has the meaning given to such term in the recitals hereto.

“BSII Board Recommendation” has the meaning given to such term in Section 6.02(c).

“BSII Class A Ordinary Shares” means the Class A ordinary shares of BSII, par value $0.0001 per share.

“BSII Class B Ordinary Shares” means the Class B ordinary shares of BSII, par value $0.0001 per share.

“BSII Disclosure Schedule” means the confidential disclosure schedule delivered by BSII to the Company concurrently with the execution and delivery of this Agreement.

“BSII Dissenting Shareholders” has the meaning given to such term in Section 4.02(a).

“BSII Dissenting Shares” has the meaning given to such term in Section 4.02(a).

“BSII Excluded Shares” has the meaning given to such term in Section 3.06(b)(ii).

“BSII Extraordinary General Meeting” has the meaning given to such term in Section 9.05(a).

“BSII Governing Document” has the meaning given to such term in the recitals hereto.

“BSII Material Adverse Effect” means any effect, development, event, occurrence, fact, condition, circumstance or change that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the ability of BSII to timely consummate the Closing (including the Merger) on the terms set forth herein or to perform its agreements or covenants hereunder.

“BSII Material Contract” has the meaning given to such term in Section 6.14.

“BSII Ordinary Shares” means the BSII Class A Ordinary Shares and the BSII

Annex A-3

Class B Ordinary Shares.

“BSII Private Warrant” means each warrant to purchase one BSII Class A Ordinary Share originally issued to the Sponsor.

“BSII Public Warrant” means each warrant to purchase one BSII Class A Ordinary Share that was included in the BSII Units.

“BSII Redeeming Share” means each BSII Class A Ordinary Share in respect of which the applicable holder thereof has validly exercised his, her or its BSII Shareholder Redemption Right (and not waived, withdrawn or otherwise lost such rights).

“BSII Securityholders” has the meaning given to such term in Section 4.03(a).

“BSII Share Redemption” means the election of an eligible (as determined in accordance with the BSII Governing Document) Pre-Closing BSII Holder to exercise its BSII Shareholder Redemption Right in connection with the consummation of the Transactions.

“BSII Shareholder Approval” means the approval of the Transaction Proposals (other than the Transaction Proposal contemplated by clause (v) of the definition thereof), in each case, by the requisite number of votes cast by the holders of BSII Ordinary Shares at the BSII Extraordinary General Meeting, in accordance with the Proxy Statement, the BSII Governing Document and Applicable Law.

“BSII Shareholder Redemption Amount” means the aggregate amount payable with respect to the exercise of BSII Shareholder Redemption Rights.

“BSII Shareholder Redemption Right” means the right of the holders of BSII Class A Ordinary Shares to redeem all or a portion of their BSII Class A Ordinary Shares as set forth in the BSII Governing Document.

“BSII Shareholders” means the holders of issued and outstanding BSII Ordinary Shares.

“BSII Units” means the units issued in BSII’s initial public offering (whether purchased in such offering or thereafter in the public market), each consisting of one BSII Class A Ordinary Share and one-half of a BSII Public Warrant.

“BSII Warrants” means the BSII Private Warrants and the BSII Public Warrants.

“Business Combination” has the meaning given to such term in the BSII Governing Document.

“Business Day” means a day other than a Saturday, Sunday or another day on which commercial banks in the Cayman Islands, Hong Kong or New York are authorized or required by Applicable Law to close.

“Cayman Islands Companies Act” has the meaning given to such term in the recitals hereto.

“Cayman Islands Registrar of Companies” means the Registrar of Companies of the Cayman Islands under the Cayman Islands Companies Act.

“Closing” has the meaning given to such term in Section 3.03.

“Closing Date” has the meaning given to such term in Section 3.03.

“Closing Press Release” has the meaning given to such term in Section 9.09.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning given to such term in the preamble hereto.

“Company Audited Financial Statements” has the meaning given to such term in Section 5.07(a).

“Company Benefit Plan” has the meaning given to such term in Section 5.15(a).

“Company Board” has the meaning given to such term in the recitals hereto.

Annex A-4

“Company Class A Ordinary Shares” means the Class A ordinary shares of the Company, par value $0.0001 per share, having the rights and privileges as set forth in the Listing Articles.

“Company Class B Ordinary Shares” means the Class B ordinary shares of the Company, par value $0.0001 per share, having the rights and privileges as set forth in the Listing Articles.

“Company Disclosure Schedule” means the confidential disclosure schedule delivered by the Company to BSII concurrently with the execution and delivery of this Agreement.

“Company Earnout Shares” has the meaning given to such term in Section 4.05.

“Company Equity Incentive Plan” has the meaning given to such term in Section 9.10.

“Company Exchange Securities” means the Company Exchange Shares and/or the Company Exchange Warrants, as applicable.

“Company Exchange Shares” has the meaning given to such term in Section 3.06(b)(i).

“Company Exchange Warrants” has the meaning given to such term in Section 3.06(c)

“Company Financial Statements” has the meaning given to such term in Section 5.07(a).

“Company IT Systems” means any and all computers, hardware, Software, servers, workstations, routers, hubs, switches, circuits, racks, PCs, laptops, terminals, networking or data communications lines and all other information technology equipment, including all documentation related to the foregoing, owned, licensed, leased, or otherwise used by or on behalf of the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any effect, development, event, occurrence, fact, condition, circumstance or change that, individually or in the aggregate, (x) has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations, financial condition, assets or liabilities of the Company and its Subsidiaries taken as a whole, or (y) does or would reasonably be expected to prevent any of the Company or Merger Sub from timely consummating the Closing on the terms set forth herein or to perform their agreements or covenants hereunder; provided, however, that, in the case of the foregoing clause (x) only, no effect, development, event, occurrence, fact, condition, circumstances or change, to the extent resulting from any of the following, either individually or in the aggregate, shall be deemed to constitute, or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur: (i) any change in Applicable Law or IFRS, or regulatory policies or interpretations thereof; (ii) any change in interest rates or economic, financial or market conditions generally; (iii) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement (or the obligations hereunder), including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement, execution, pendency, consummation or performance) on the Company’s and its Subsidiaries’ relationships, contractual or otherwise, with third parties; provided that this clause (iii) shall not prevent a determination that a breach of any representation and warranty set forth herein which addresses the consequences of the execution and performance of this Agreement or the consummation of the Merger has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a Company Material Adverse Effect; (iv) any change generally affecting any of the industries or markets in which the Company or any of its Subsidiaries operates; (v) any acts of war, sabotage, civil unrest or terrorism, changes in global, national, regional, state or local political or social conditions, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster or act of God, any epidemic or pandemic (including the COVID-19 Pandemic) and any other force majeure event (natural or man-made), or any worsening of any of the foregoing; (vi) the compliance with the express terms of this Agreement, including any action required to be taken, or required not to be taken, pursuant to the terms of this Agreement or otherwise taken at the specific prior written request of BSII or omitted to be taken to the extent wholly attributable to BSII unreasonably withholding its consent pursuant to Section 7.01; (vii) in and of itself, the failure of the Company and their Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets or estimates of revenues, earnings or other financial metrics for any period; provided that this clause (vii) shall not prevent a determination that any change or effect underlying such failure to meet projections, forecasts or budgets has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a Company Material Adverse Effect, or (viii) any matter set forth in the Company Disclosure Schedule which matter is reasonably apparent on its face as constituting a Company Material Adverse Effect (disregarding this clause (viii)); except in the case of clauses

Annex A-5

(i), (ii) and (iv), to the extent that any such effect, development, event, occurrence, fact, condition, circumstance or change has a disproportionate and adverse effect on the business, assets, results of operations or condition of the Company and its Subsidiaries, taken as a whole, relative to other similarly situated participants in the industry in which the Company and its Subsidiaries operate, but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to such similarly situated participants.

“Company Ordinary Shares” means the ordinary shares in the capital of the Company.

“Company Permits” has the meaning given to such term in Section 5.11(b).

“Company PII” means any and all Personally Identifiable Information that is processed by or on behalf of the Company or its Subsidiaries in connection with the development, marketing, delivery, servicing, use or other exploitation of the Company’s or its Subsidiaries’ products, services or operations.

“Company Privacy Policies” means all current and, to the extent applicable, prior public or internal policies, procedures and representations of the Company or its Subsidiaries to the extent relating to data security or the Processing of Personally Identifiable Information, including the Data Protection Program.

“Company Pro Forma Financial Statements” means (i) the auditor-reviewed, unaudited pro forma consolidated balance sheets as of June 30, 2024 and (ii) the auditor-reviewed, unaudited pro forma consolidated statements of profit or loss and other comprehensive income for the fiscal year ended December 31, 2023 and the six-month period ended June 30, 2024, in each case of the Company and its Subsidiaries and as adjusted to give effect to the Transactions.

“Company Shareholders” means the holders of issued and outstanding shares in the share capital of the Company.

“Company Shareholders’ Approval” means, collectively, (i) the approval of the actions described in Section 2.02(a) through Section 2.02(b), in each case by the requisite number of votes cast by the Company Shareholders pursuant to the terms and subject to the conditions of the Company’s Governing Documents and Application Law, (ii) the approval of the Recapitalization by the requisite number of votes cast by the holders of Pre-Recapitalization Company Shares pursuant to the terms and subject to the conditions of the Company’s Governing Documents and Application Law, and (iii) the approval of this Agreement, the Ancillary Agreements and the Transactions (including the Merger) by the requisite number of votes cast by the Company Shareholders pursuant to the terms and subject to the conditions of the Company’s Governing Documents and Applicable Law.

“Company Unaudited Financial Statements” has the meaning given to such term in Section 5.07(a).

“Company Waiving Parties” has the meaning given to such term in Section 12.17.

“Company Warrants” means each warrant to purchase one Company Class A Ordinary Share.

“Company Warrant Shares” means each Company Class A Ordinary Share to be issued by the Company pursuant to the exercise of a Company Warrant.

“Completion 8-K” has the meaning given to such term in Section 9.09.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of September 19, 2024, by and between BSII and World Media and Entertainment Group, a wholly owned Subsidiary of the Company.

“Confirmatory Transfer Agreement” means the confirmatory transfer of global digital platform agreement entered into between Les Editions Jalou and AMTD Group Inc. dated January 26, 2025.

“Contracts” means any contract, agreement, subcontract, lease, sublease, license, sublicense, conditional sales contract, purchase or service order, indenture, note, bond, loan, understanding, undertaking, commitment or other arrangement or instrument, including any exhibits, annexes, appendices and attachments thereto and any amendments, statements of work, modifications, supplements, extensions or renewals thereto, whether written or oral.

“COVID-19 Pandemic” means the novel coronavirus (SARS-CoV-2 or COVID-19), and any evolutions, mutations or variations thereof or any other related or associated public health emergency, epidemics, pandemics or disease outbreaks occurring on and prior to the Closing Date.

Annex A-6

“Data Protection Program” has the meaning given to such term in Section 5.14(a).

“Damages” means all fines, losses, damages, liabilities, penalties, judgments settlements, assessments and other reasonable costs and expenses (including reasonable legal, attorneys’ and other experts’ fees).

“Earnout Period” has the meaning given to such term in Section 4.05.

“Effectiveness Deadline” means (i) June 10, 2025, or (ii) if so agreed in writing by BSII and the Company (such agreement not to be unreasonably withheld), August 27, 2025.

“Eligible BSII Shareholder” means the holder of any Eligible BSII Share.

“Eligible BSII Shares” means the BSII Class A Ordinary Shares and BSII Class B Ordinary Shares that are issued and outstanding immediately prior to the Merger Effective Time (other than the BSII Excluded Shares, BSII Redeeming Shares or BSII Dissenting Shares), including for the avoidance of doubt the BSII Class A Ordinary Shares held as a result of the Unit Separation.

“Eligible Coffee Shop” has the meaning given to such term in Section 4.05(b).

“Employment Laws” has the meaning given to such term in Section 5.16(b).

“Environmental Laws” means any Applicable Laws relating to pollution or the protection of the environment, including those related to the use, generation, treatment, storage, handling, emission, transportation, disposal or Release of Hazardous Materials, each as in effect on and as interpreted as of the date of this Agreement.

“Equity Security” means (i) any share capital, partnership interest, membership interest or unit, capital stock, equity interest, voting security or other ownership interest, (ii) any other interest or participation (including phantom units or interests) that confers on a Person the right to receive a unit of the profits and losses of, or distribution of assets of, the issuing entity (including any “profits interests”), (iii) any subscription, call, warrant, option, restricted share, restricted stock unit, stock appreciation right, performance unit, incentive unit or other commitment of any kind or character relating to, or entitling any Person to purchase or otherwise acquire, any of the foregoing and (iv) any security convertible into or exercisable or exchangeable for any of the foregoing.

“Equity Value” means $488,000,000.

“Exchange Act” has the meaning given to such term in Section 6.08(a).

“Exchange Agent” has the meaning given to such term in Section 4.03(a).

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Global Digital Platform” means the global digital platform which hosts and stores content, including historical content and publications from L’Officiel publications globally, and provides access to the Company, licensed publishers and distributors of the Company (if any) and the Company’s relevant Subsidiaries to share their respective content and to generate a local responsive website with a unique layout and backend common to all countries that is currently used in the L’Officiel business of the relevant Subsidiaries.

“Global Digital Platform Assets” means the digital content contributed by the Company’s relevant Subsidiaries and the relevant Company’s Subsidiaries’ licensed publishers and distributors or otherwise stored in the Global Digital Platform.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs, including but not limited to, as applicable, the constitution, the memorandum of association, articles of association, certificates of incorporation, by-laws, material intercompany operating agreements, registration statements and equivalent organizational documents, each as amended, supplemented and/or restated to date.

“Government Official” means any public or elected official or officer, employee (regardless of rank), or Person acting on behalf of a national, provincial, or local government, including a department, agency, instrumentality, state-owned or state-controlled company, public international organization (such as the United Nations or World Bank), or non-U.S. political party, non-U.S. party official or any candidate for political office.

Annex A-7

Officers, employees (regardless of rank), or Persons acting on behalf of an entity that is financed in large measure through public appropriations, is widely perceived to be performing government functions, or has its key officers and directors appointed by a government should also be considered “Government Officials.”

“Governmental Authority” means any supra-national, federal, regional, state, provincial, municipal, local or foreign government, governmental authority, taxing, regulatory or administrative agency, governmental commission, department, agency or instrumentality, court or tribunal, including any political subdivision thereof and any entity or enterprise owned or controlled thereby, any Qualified Stock Exchange or any self-regulatory organization or arbitral body (public or private), or any public international organization.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, issued, promulgated, made or entered by or with any Governmental Authority.

“Hazardous Material” means material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” (or words of similar intent or meaning) under applicable Environmental Law, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

“IFRS” means the International Financial Reporting Standards as promulgated by the International Accounting Standards Board.

“Indebtedness” means any (i) indebtedness, whether or not contingent, for borrowed money, or (ii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security or similar instrument.

“Intellectual Property” means any and all intellectual property rights and similar proprietary rights in any jurisdiction throughout the world, whether registered or unregistered, including such rights in any and all of the following: (i) statutory invention registrations, patents and patent applications (together with any and all re-issuances, continuations, continuations-in-part, divisionals, revisions, provisionals, renewals, extensions and reexaminations of any of the foregoing) and all improvements to the inventions disclosed in each such patent or patent application, (ii) trademarks, service marks, trade dress, trade names, service names, brand names, certifications, corporate names, logos, social media identifiers and any and all other indications of origin, including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith (collectively, “Trademarks”), (iii) designs, copyrights, and all applications and registrations therefor, works of authorship, mask work rights and any and all renewals, extensions, reversions, restorations, derivative works and moral rights in connection with the foregoing, now or hereafter provided by Applicable Law, whether or not published and regardless of the medium of fixation or means of expression, (iv) Internet domain names and social media identifiers and accounts, (v) trade secrets, proprietary know-how (including inventions, discoveries, improvements, processes, market information, trade secrets, techniques, specifications, technical information, methods, tests, reports, component lists, manuals, instructions, drawings and information relating to customers and suppliers), confidential and proprietary information, including processes, data, inventions, technical data, algorithms, formulae, procedures, protocols, techniques, results of experimentation and testing, and business information (including financial and marketing plans, customer and supplier lists, and pricing and cost information), (vi) rights to publicity and privacy, (vii) Software, (viii) databases and data collections, (ix) industrial designs, (x) all registrations and applications (whether provisional, pending or final) to register, and renewals of any of the foregoing, and all common law rights thereto, and (xi) all rights to sue, bring, make, oppose, defend, appeal proceedings, claims or actions and obtain relief, recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing (including passing off and unfair competition), and all rights to claim priority in such rights, and all rights to apply for and be granted any extensions, renewals, or amendments of or to such rights.

“Interim Period” has the meaning given to such term in Section 7.01.

“Labor Contract” has the meaning given to such term in Section 5.12(a)(v).

“Leakage” means, without duplication, to the extent paid or incurred after the date hereof and prior to the Closing Date, in each case, other than Permitted Leakage: (i) any dividend (whether in the form of cash or other property) or distribution declared, made or paid, by the Company or any Subsidiary of the Company to any Related Party; (ii) any repurchase or redemption of any Equity Securities of the Company or any Subsidiary of the Company,
Annex A-8

other than any such repurchase or redemption by any Subsidiary of the Company of any Equity Securities owned by the Company or any of its Subsidiaries; (iii) any waiver or release (A) in favor of any Related Party of any sum or obligation owing by any such Related Party to the Company or any of its Subsidiaries or (B) of any claims or rights of the Company or any of its Subsidiaries against any such Related Party, in each case, other than as expressly contemplated by this Agreement; (iv) any payments of any nature made to (or assets transferred to) any Related Party by the Company or any of its Subsidiaries; (v) any liabilities assumed or incurred for the benefit of any Related Party by the Company or any of its Subsidiaries, other than as expressly contemplated by this Agreement; (vi) the creation of any Lien over any asset of the Company or any of its Subsidiaries for the benefit of any Related Party (not including any benefit arising by virtue of the Related Party’s Equity Securities in the Company); (vii) any discharge or waiver by the Company or any of its Subsidiaries of any liability or obligation of any Related Party; (viii) any agreement or arrangement made or entered into by the Company or any of its Subsidiaries to do or give effect to any matter referred to in clause (i) through clause (vii) above; or (ix) any Tax which is payable by the Company or any of its Subsidiaries as a result of any of clause (i) through clause (viii) above.

“Leased Real Property” means all real property and interests in real property leased, subleased or otherwise occupied or used but not owned by the Company or any of its Subsidiaries.

“LEJ” means JMG Jalou Media Group, a/k/a Les Editions Jalou or LEJ, a French limited responsibility company (Société à responsabilité limitée), registered under the French Company Registry under the SIREN code 331532176, with its registered o office at 27-29 Rue de Bassano 75008 Paris, France.

“Letter of Support” means the Letter of Support, dated the date hereof and effective as of the Closing Date, duly executed and delivered by AMTD Digital to the Company.

“Licensed Intellectual Property” means any and all Intellectual Property owned by a third party and licensed or sublicensed (or purported to be licensed or sublicensed) to either the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has obtained a covenant not to be sued.

“Lien” means, with respect to any property or asset, any mortgage, charge, deed of trust, pledge, hypothecation, encumbrance, real property license, security interest, covenant not to sue, option, right of first refusal, right of first offer, claim, restriction or other lien or similar adverse claim of any kind in respect of such property or asset.

“Listing Articles” has the meaning given to such term in the recitals hereto.

“L’Officiel Publishing Group Inc.” means L’Officiel Publishing Group Inc., a company incorporated with limited liability in the United States of America.

“Merger” has the meaning given to such term in Section 3.01(a).

“Merger Effective Time” has the meaning given to such term in Section 3.03.

“Merger Sub” has the meaning given to such term in the preamble hereto.

“Merger Sub Board” has the meaning given to such term in the recitals hereto.

“Merger Surviving Company” has the meaning given to such term in Section 3.01(b).

“Nasdaq” means The Nasdaq Stock Market (including the Capital Market, Global Market and/or the Global Select Market).

“Non-Public Eligible BSII Shareholder” means each Eligible BSII Shareholder that is the Sponsor or an Affiliate of the Sponsor.

“NYSE” means the New York Stock Exchange.

“Offer Documents” has the meaning given to such term in Section 9.04(c).

“Open Source Software” means any and all Software that is distributed as “free” Software, “open source” Software, “copyleft” Software or via similar licensing or distribution models that, in each case, require as a condition of use, modification or distribution (including under an ASP or “software as a service” model) of such Software

Annex A-9

that other Software using, incorporating, linking, integrating or distributing or bundling with such Software be (a) disclosed or distributed in source code form, (b) licensed for the purpose of making derivative works, (c) licensed under terms that allow reverse engineering, reverse assembly or disassembly or any kind or (d) redistributable at no charge. “Open Source Software” includes Software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (A) the Apache Software Foundation License, (B) the GNU General Public License (GPL) or GNU Lesser General Public License (LGPL), (C) the Artistic License (e.g., PERL), (D) the Mozilla Public License, (E) the Netscape Public License, (F) the Sun Community Source License (SCSL), (G) the Sun Industry Standards License (SISL), (H) the Affero General Public License (AGPL), (I) the Common Development and Distribution License (CDDL) or (J) any license or distribution agreements or arrangements now listed as “open source” licenses on www.opensource.org or any successor website thereof or in the “Free Software Directory” maintained by the Free Software Foundation on http://directory.fsf.org/ or any successor website thereof.

“ordinary course of business” with respect to any Person means, at any given time, the ordinary and usual course of operations of the business thereof, consistent with past practice, subject to any reasonable changes required to address any then current facts and circumstances (including requirements to comply with Applicable Law).

“Owned Intellectual Property” means any and all Intellectual Property owned (or purported to be owned) by the Company or any of its Subsidiaries.

“Owned Real Property” has the meaning given to such term in Section 5.19(a).

“Parties” has the meaning given to such term in the preamble hereto.

“Payor” has the meaning given to such term in Section 4.04(b).

“PCAOB” means the U.S. Public Company Accounting Oversight Board.

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations, clearances, orders, variances, exceptions or exemptions and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Leakage” means (i) any repurchase or redemption of any Equity Securities of the Company or any of its Subsidiaries by the Company or any of its Subsidiaries, as applicable, held by an employee of the Company or its Subsidiaries in the ordinary course of business in connection with the termination of employment of such employee of the Company or its Subsidiaries, (ii) any payment by the Company or any of its Subsidiaries to (or on behalf of, or for the benefit of) any Related Party in respect of salary, bonus or other ordinary course compensation, director or manager fees, reimbursement or advancement of expenses, indemnification or other benefits due to such individual in their capacity as an employee, independent contractor or director of the Company or any of its Subsidiaries, together with any employer-paid portion of any employment or payroll Taxes related thereto, in each case, in the ordinary course of business or as required by the terms of the Company Benefit Plans in effect on the date hereof and as made available to BSII, (iii) any payments made by the Company or any of its Subsidiaries to a Related Party pursuant to any of the transactions set forth on Section 1.01(a) of the Company Disclosure Schedule, and (iv) any Tax payable by the Company or any of its Subsidiaries as a result of any of clauses (i) through (iii) above.

“Permitted Liens” means (i) Liens that arise in the ordinary course of business and which are not yet due and payable or which are being contested in good faith through appropriate Actions, (ii) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other mandatory social security legislation, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions and with respect to which adequate reserves have been made in accordance with GAAP, (iv) Liens on real property (including zoning, building, or other similar restrictions, variances, encumbrances, easements, covenants, rights of way and similar restrictions of record and irregularities in title) that do not, individually or in the aggregate, materially interfere with the ownership, operation, value, or present uses of such real property, (v) statutory, common law and contractual Liens of landlords with respect to leased real property and the rights of lessors under any leases; (vi) purchase money Liens and Liens securing rental payments in connection with capital lease obligations of the Company; (vii) non-exclusive licenses of Intellectual Property granted in the ordinary course of business, and (viii) Liens described on Section 1.01(b) of the Company Disclosure Schedule.

Annex A-10

“Per Share Equity Value” means (i) the Equity Value divided by (ii) the aggregate number of Pre-Recapitalization Company Ordinary Shares.

“Person” means any individual, firm, corporation, company, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personally Identifiable Information” means any and all (i) information relating to an individual that either contains data elements that identify the individual or that can be used, directly or indirectly, to identify, contact or locate the individual, (ii) information that enables a person to contact the individual (such as information contained in a cookie or electronic device fingerprint) (iii) “personal data,” “personal information,” “nonpublic personal information” or any similar term as defined under any Applicable Law and (iv) other information, the Processing of which is regulated by an Applicable Law in relation to data protection or data privacy. Personally Identifiable Information includes (A) personal identifiers, such as name, address, telephone number, Social Security Number, date of birth, driver’s license number, identification number issued by a Governmental Authority, Taxpayer Identification Number and passport number, (B) online identifiers, e-mail addresses social media handles, Internet or Software-based usernames, Internet protocol addresses, cookie identifiers, device identifiers, (C) financial information, including credit or debit card numbers, account numbers, access codes, consumer report information and insurance policy numbers, (D) demographic information, including information relating to an individual’s race, gender, age, ethnicity, religion or philosophy, political affiliation or sexual orientation, (E) biometric data, such as fingerprint, retina or iris image, voice print or other unique physical representation or characteristic and (F) geolocation information.

“PFIC” has the meaning given to such term in Section 5.17(l).

“Plan of Merger” has the meaning given to such term in Section 3.01(a).

“Pre-Closing BSII Holders” means the Members (as defined in the BSII Governing Document) of BSII at any time prior to the Merger Effective Time.

“Pre-Recapitalization Company Ordinary Shares” means the Company Ordinary Shares issued and outstanding as of immediately prior to the Recapitalization.

“Pre-Recapitalization Company Preferred Shares” means the non-voting redeemable preferred shares of the Company issued and outstanding as of immediately prior to the Recapitalization.

“Pre-Recapitalization Company Shares” means the Pre-Recapitalization Company Ordinary Shares and the Pre-Recapitalization Company Preferred Shares.

“Privacy Requirements” means any and all (i) Company Privacy Policies, (ii) obligations of the Company under Contracts involving the Processing of Personally Identifiable Information, (iii) Applicable Laws that apply to the security, privacy or Processing of Personally Identifiable Information, (iv) industry self-regulatory principles applicable to the protection or Processing of Personally Identifiable Information to which the Company or any of its Subsidiaries purport to adhere and (v) binding guidance issued by any Governmental Authority that pertains to any Applicable Law or principles outlined in the foregoing clauses (iii) or (iv).

“Process” or “Processing” means, with respect to any data or Personally Identifiable Information, the collection, recording, use, processing, storage, organization, modification, transfer, sale, retrieval, access, disclosure, deletion, dissemination or combination of such data or Personally Identifiable Information.

“Prospectus” has the meaning given to such term in Section 7.03.

“Proxy Statement” has the meaning given to such term in Section 9.04(a).

“Public Eligible BSII Shareholder” means each Eligible BSII Shareholder that is not a Non-Public Eligible BSII Shareholder.

“Qualified Stock Exchange” means Nasdaq or (if notified by the Company to BSII in accordance with Section 9.13) the NYSE, as applicable.

“Recapitalization” has the meaning given to such term in Section 2.03.

Annex A-11

“Re-designation” has the meaning given to such term in Section 2.02(b).

“Reference Price” means $10.

“Registered Intellectual Property” has the meaning given to such term in Section 5.13(a).

“Registration Rights Agreement” has the meaning given to such term in the recitals hereto.

“Registration Statement” means the Registration Statement on Form F-4, or other appropriate form determined by the Parties, including any pre-effective and post-effective amendments and supplements thereto, to be filed with the SEC by the Company under the Securities Act with respect to (i) the issuance of the Company Exchange Shares, the Company Exchange Warrants and the other securities of the Company, in each case pursuant to this Agreement, (ii) the issuance of all Company Warrant Shares, and (iii) the resale of all Company Exchange Shares, Company Exchange Warrants and Company Warrant Shares held or to be held by the Non-Public Eligible BSII Shareholders.

“Related Party” has the meaning given to such term in Section 5.21.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Material into or through the indoor or outdoor environment.

“Representatives” means, collectively, with respect to any Person, such Person’s officers, directors, Affiliates, employees, agents or advisors, including any investment banker, broker, attorney, accountant, consultant or other authorized representative of such Person.

“Sanctions” has the meaning given to such term in Section 5.24(g).

“Sanctioned Territories” has the meaning given to such term in Section 5.24(g).

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Documents” has the meaning given to such term in Section 6.08(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Security Incident” means any incident involving (i) information security breaches, intrusions, interruptions, breakdowns or failures of the Company IT Systems or (ii) unauthorized access, use, theft, extraction, Processing, transfer, modification, loss, disclosure, corruption, destruction, encryption or other compromise of Company PII or other data held, in whatever form, by or on behalf of the Company or its Subsidiaries, including where the unauthorized event results from the use of any malicious code (including without limitation viruses, Trojan horses, worms, malware, ransomware, bombs, backdoors, clocks, timers or similar harmful or hidden programs or other disabling device or malicious code, design or routine), social engineering, unauthorized access to physical premises, loss of devices, disclosure of passwords or otherwise.

“Service Provider” means, as of any relevant time, any director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries.

“Share Consolidation/Split” has the meaning given to such term in Section 2.03.

“Shareholders Support Agreement” has the meaning given to such term in the recitals hereto.

“Significant Contract” has the meaning given to such term in Section 5.12(a).

“Software” means any and all (i) computer, mobile, or device software, programs, systems, applications and code, including any software implementations of algorithms, models and methodologies and any source code, object code, firmware, middleware, APIs, development and design tools, applets, compilers, assemblers, interfaces, engines, utilities and scripts, (ii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and (iii) error corrections, updates, modifications, enhancements, documentation, other works of authorship and media, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

Annex A-12

“Sponsor” means Black Spade Sponsor LLC II, a limited liability company registered under the laws of the Cayman Islands.

“Sponsor Support Agreement” has the meaning given to such term in the recitals hereto.

“Sponsor Warrant Election Letter” means the election letter, substantially in the form attached hereto as Annex G, to be signed and delivered by the Sponsor to the Company on Closing.

“Subsidiary” means, with respect to a specified Person, a corporation or other entity (i) of which more than 50% of the voting power of the Equity Securities is owned, directly or indirectly, or held through contractual arrangement, by such specified Person or (ii) with respect to which such specified Person controls the management.

“Surviving Provisions” has the meaning given to such term in Section 11.02.

“Tax” means all federal, state, local, or foreign taxes, fees or levies imposed by a Governmental Authority (including income, profits, franchise, alternative minimum, gross receipts, sales, use, customs duties, value added, ad valorem, escheat, transfer, real property, personal property, stamp, capital stock, excise, premium, social security, payroll, occupation, employment, unemployment, severance, disability, registration, license, withholding and estimated tax), and any interest, penalty, or addition with respect thereto.

“Tax Return” means any return, report, schedule, form, statement, declaration, or document (including any refund claim, information statement, or amendment) filed or required to be filed with or submitted to a Governmental Authority in connection with the determination, assessment, collection or payment of any Tax.

“Terminating BSII Breach” has the meaning given to such term in Section 11.01(e).

“Terminating Company Breach” has the meaning given to such term in Section 11.01(d).

“Top Customers” means the 5 most significant customers of the Company, together with its Subsidiaries, as measured by total amount of revenue generated to the Company and its Subsidiaries for the 12-month period ended December 31, 2023 and for the 6-month period ended June 30, 2024.

“Top Vendors” means the 5 most significant vendors of the Company, together with its Subsidiaries, as measured by amounts paid by the Company and its Subsidiaries for the 12-month period ended December 31, 2023 and for the 6-month period ended June 30, 2024.

“Trademarks” has the meaning given to such term in the definition of “Intellectual Property.”

“Transaction Bonus Payment” has the meaning given to such term in Section 4.06(a).

“Transaction Proposals” has the meaning given to such term in Section 9.05(a).

“Transactions” has the meaning given to such term in the recitals hereto.

“Transfer Taxes” has the meaning given to such term in Section 9.03(b).

“Treasury Regulations” means the temporary and final regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Trust Account” means the account established by BSII for the benefit of its public shareholders pursuant to the Trust Agreement.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of August 27, 2024, by and between BSII and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company, a New York corporation.

“Unit Separation” has the meaning given to such term in Section 3.06(a).

“VWAP” means, for any security on a relevant date, the daily dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time (or such later

Annex A-13

time after 4:00:00 p.m. as the securities are traded on such securities exchange or securities market), as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the daily dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time (or such later time after 4:00:00 p.m. as the securities are traded on such securities exchange or securities market), as reported by Bloomberg, or, if no daily dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by the Company and BSII.

“Warrant Agent” has the meaning given to such term in the recitals hereto.

“Warrant Agreement” means the Warrant Agreement, dated as of August 27, 2024, by and between BSII and the Warrant Agent.

Section 1.02. Construction.

(a)         Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender and neuter form, (ii) words using the singular or plural form also include the plural or singular form, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement (including the Annexes and Appendices hereto) and not to any particular provision of this Agreement, (iv) the terms “Article,” “Section” and “Annex” refer to the specified Article, Section or Annex of or to this Agreement unless otherwise specified, (v) whenever any other word derived from a defined term shall be used in this Agreement, such derived word shall have the meaning correlative to such defined term (e.g., “controlled” or “controlling” shall have the meaning correlative to “control”), (vi) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation” whether or not they are in fact followed by such phrase or phrases or words of like import, (vii) the word “or” shall be disjunctive but not exclusive and (viii) references to anything having been “provided,” “made available” or “delivered” (or any other similar references) to BSII means the relevant item has been provided in writing to BSII no later than 5:00 p.m., January 24, 2025 (Hong Kong time), such items as listed in the index agreed between the Company and BSII (or their respective counsel) in writing on or prior to the date hereof.

(b)        All Annexes or Schedules (including the Company Disclosure Schedule and the BSII Disclosure Schedule) annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized term(s) used in any Annex or Schedule (including the Company Disclosure Schedule and the BSII Disclosure Schedule) annexed hereto or referred to herein but not otherwise defined therein shall have the meaning ascribed to such term(s) in this Agreement.

(c)         Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto; provided that, with respect to any agreement or other document identified in the Company Disclosure Schedule or the BSII Disclosure Schedule, such amendment or other modification thereto is also identified in the Company Disclosure Schedule or the BSII Disclosure Schedule, respectively.

(d)        Unless the context of this Agreement otherwise requires, references to any statute, law or other Applicable Law shall include all regulations and rules promulgated thereunder and references to any statute, law or other Applicable Law shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(e)         References to any Person include references to such Person’s successors and assigns (provided, however, that nothing contained in this clause is intended to authorize any assignment or transfer not otherwise permitted by this Agreement), and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(f)         The English language shall be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its counsel has reviewed and participated in the drafting of this Agreement and that no rule of strict construction, presumption or burden of proof favoring or disfavoring a Party shall be applied against any Party.

Annex A-14

(g)        Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day. Except as otherwise expressly provided herein, (i) any reference in this Agreement to a date or time shall be deemed to be such date or time in New York, New York and (ii) references from or through any date mean, unless otherwise specified, from and including or through and including, such date, respectively.

(h)        The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(i)         The terms “writing” and “written” and comparable terms refer to printing, typing and other means of reproducing words (including email) in visible form.

(j)         All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(k)        All monetary figures used herein, including references to “$,” shall be in United States dollars unless otherwise specified.

Section 1.03. Knowledge. As used herein, the phrase “to the knowledge” of any Person shall mean the actual knowledge, after reasonable inquiry, of (a) in the case of the Company or Merger Sub, the individuals listed on Section 1.03 of the Company Disclosure Schedule, and (b) in the case of BSII, the individuals listed on Section 1.03 of the BSII Disclosure Schedule.

ARTICLE 2
Pre-Closing Transactions

Section 2.01. Reserved.

Section 2.02. Re-Designation. On the Closing Date, prior to the Merger Effective Time, the following actions shall take place or be effected (in the order set forth in this Section 2.02):

(a)         the Listing Articles shall be adopted and become effective; and

(b)        immediately after the completion of the actions set forth in Section 2.02(a), the issued and authorized share capital of the Company shall be re-designated as follows (the “Re-Designation”):

(i)            each Company Ordinary Share (other than non-voting ordinary share) that is not held by AMTD Digital shall be re-designated and re-classified into one (1) Company Class A Ordinary Share;

(ii)           each Company Ordinary Share (other than non-voting ordinary share) held by AMTD Digital shall be re-designated and re-classified into one (1) Company Class B Ordinary Share; and

(iii)          each non-voting redeemable ordinary share in the share capital of the Company shall be re-designated and re-classified into one (1) non-voting redeemable preferred share in the share capital of the Company.

Section 2.03. Recapitalization. Immediately after the completion of the Re-Designation and immediately prior to the Merger Effective Time, the Company shall effect a share consolidation or subdivision such that (the “Share Consolidation/Split”):

(a)         each Pre-Recapitalization Company Ordinary Share which is a Company Class A Ordinary Share shall be consolidated or divided into a number of Company Class A Ordinary Shares equal to the Adjustment Factor;

(b)        each Pre-Recapitalization Company Ordinary Share which is a Company Class B Ordinary Share shall be consolidated or divided into a number of Company Class B Ordinary Shares equal to the Adjustment Factor; and

(c)         each Pre-Recapitalization Company Preferred Share which is a non-voting redeemable preferred share shall be consolidated or divided into a number of non-voting redeemable preferred shares equal to the Adjustment Factor;

Annex A-15

provided that no fractional shares shall be issued by virtue of the Share Consolidation/Split, and each Company Shareholder that would otherwise be so entitled to a fraction of a share (after aggregating all fractional shares that otherwise would be received by such Company Shareholder) shall instead be entitled to receive such number of shares to which such Company Shareholder would otherwise be entitled, rounded down to the nearest whole number (the actions described in this Section 2.03, the “Recapitalization”).

ARTICLE 3
The Merger; Closing

Section 3.01. Merger.

(a)         Upon the terms and subject to the conditions set forth in this Agreement, at the Merger Effective Time, BSII, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) in the form attached as Annex F hereto by which Merger Sub shall be merged with and into BSII in accordance with Part XVI of the Cayman Islands Companies Act, with BSII being the surviving company (the “Merger”).

(b)        Upon consummation of the Merger at the Merger Effective Time, the separate corporate existence of Merger Sub shall cease to exist and Merger Sub will be struck off the Register of Companies in the Cayman Islands, and BSII, as the surviving company of the Merger (hereinafter referred to for the periods at and after the Merger Effective Time as the “Merger Surviving Company”), shall continue its corporate existence under the laws of the Cayman Islands as a direct wholly-owned Subsidiary of the Company.

Section 3.02. Effects of the Merger. At the Merger Effective Time, the Merger shall have the effects specified in this Agreement, the Plan of Merger and the Cayman Islands Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of BSII and Merger Sub shall vest in the Merger Surviving Company and the Merger Surviving Company shall be liable for and subject in the same manner as BSII and Merger Sub to all mortgages, charges or security interests and all Contracts, obligations, claims, debts and liabilities of BSII and Merger Sub in accordance with the Cayman Islands Companies Act.

Section 3.03. Closing; Merger Effective Time. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place on the date which is three (3) Business Days after the date on which all conditions set forth in Article 10 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other time and place as BSII and the Company may mutually agree. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article 10, on the date of the Closing, BSII and Merger Sub shall file, or cause to be filed, the Plan of Merger and other documents required under the Cayman Islands Companies Act to effect the Merger with the Cayman Islands Registrar of Companies as provided by Section 233 of the Cayman Islands Companies Act. The Merger shall become effective on the date of the Closing immediately upon the registration of the Plan of Merger by Cayman Islands Registrar of Companies in accordance with the Cayman Islands Companies Act or at such later time or on such later date as may be agreed by BSII and the Company in writing and, in either case, as specified in or pursuant to the Plan of Merger in accordance with the Cayman Islands Companies Act (the “Merger Effective Time”).

Section 3.04. Memorandum and Articles of Association of Merger Surviving Company.

(a)         At the Merger Effective Time, in accordance with the Plan of Merger, the memorandum and articles of association of the Merger Surviving Company shall be in the form of the BSII Governing Document in effect immediately prior to the Merger Effective Time, until thereafter amended or restated as provided therein or by Applicable Law.

Section 3.05. Directors and Officers of the Merger Surviving Company. At the Merger Effective Time, the directors and officers of Merger Sub as of immediately prior to the Merger Effective Time shall be the directors and officers of the Merger Surviving Company, unless otherwise determined by BSII and the Company prior to the Merger Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Merger Surviving Company.

Annex A-16

Section 3.06. Effects of the Merger on the Share Capital of BSII, Merger Sub and the Company.

(a)         Immediately prior to the Merger Effective Time, each BSII Unit that is issued and outstanding immediately prior to the Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one BSII Class A Ordinary Share and one-third of a BSII Public Warrant in accordance with the terms of the BSII Unit (the “Unit Separation”); provided that no fractional BSII Public Warrants will be issued in connection with the Unit Separation such that if a holder of BSII Units would be entitled to receive a fractional BSII Public Warrant upon the Unit Separation, the number of BSII Public Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of BSII Public Warrants without cash settlement for such rounded fraction. The BSII Class A Ordinary Shares and BSII Public Warrants held following the Unit Separation shall be converted in accordance with the applicable terms of this Section 3.06.

(b)        At the Merger Effective Time, by virtue of the Merger and without any action on the part of BSII, the Company and Merger Sub or any holder of BSII Ordinary Shares or any Company Shareholder or any other shareholder of the Company:

(i)             each Eligible BSII Share shall be cancelled in exchange for the right of each Eligible BSII Shareholder to receive one Company Class A Ordinary Share, at an issue price of $10.00 per Company Class A Ordinary Share credited as fully paid, per Eligible BSII Share (the aggregate number of Company Class A Ordinary Shares thus issued to all Eligible BSII Shareholders in connection with the Merger, the “Company Exchange Shares”);

All Eligible BSII Shares shall no longer be outstanding and shall be cancelled and cease to exist by virtue of the Merger, and each Eligible BSII Shareholder shall thereafter cease to have any rights with respect thereto, except for the right to receive the consideration set forth in this Section 3.06(b)(i);

(ii)           each BSII Class A Ordinary Share that is issued and outstanding and held immediately prior to the Merger Effective Time by BSII as treasury shares, including shares redeemed by BSII in connection with the exercise of BSII Shareholder Redemption Rights (if any) (collectively, the “BSII Excluded Shares”) shall be cancelled and cease to exist, without any conversion thereof, and no consideration shall be paid or payable with respect thereto;

(iii)          each BSII Redeeming Share that is issued and outstanding immediately prior to the Merger Effective Time shall be cancelled and cease to exist and shall thereafter represent only the right to be paid a pro rata share of the BSII Shareholder Redemption Amount in accordance with the BSII Governing Document; and

(iv)          each BSII Dissenting Share issued and outstanding immediately prior to the Merger Effective Time shall be automatically cancelled and extinguished in accordance with Section 4.02 and shall carry no right other than the right to receive the applicable payment as set forth in Section 4.02.

(c)         At the Merger Effective Time, the Company will assume the Warrant Agreement under the terms of the Assignment, Assumption and Amendment Agreement, and each BSII Warrant that is outstanding and unexercised shall thereupon be exchanged for a Company Warrant, which shall be on the same terms and conditions as the applicable BSII Warrant (as amended by the Assignment, Assumption and Amendment Agreement) (all Company Warrants issued to all holders of BSII Warrants in connection with the Merger, the “Company Exchange Warrants”). The Company shall take all corporate actions necessary to approve for future issuance a sufficient number of Company Class A Ordinary Shares for delivery upon the exercise of such Company Exchange Warrants. All BSII Warrants shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of BSII Warrants shall thereafter cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 3.06(c).

(d)        At the Merger Effective Time, by virtue of the Merger and without any action on the part of BSII, the Company, Merger Sub or any holder of BSII Ordinary Shares or BSII Warrants, each ordinary share of Merger Sub, par value $1.0 per share, issued and outstanding immediately prior to the Merger Effective Time shall be converted into and become one validly issued, fully paid and non-assessable Class A ordinary share, par value $0.0001, of the Merger Surviving Company. Such ordinary share(s) of the Merger Surviving Company shall constitute the only issued and outstanding share capital of the Merger Surviving Company upon the Merger Effective Time.

Annex A-17

ARTICLE 4
Closing Deliveries; Earnout

Section 4.01. Closing Deliverables.

(a)         At or prior to the Closing:

(i)          the Company shall deliver or cause to be delivered to BSII:

(A)              the Registration Rights Agreement, duly executed by the Company and the Company Shareholders party thereto;

(B)              (I) the Assignment, Assumption and Amendment Agreement, duly executed by the Company and (II) if the Sponsor delivers the Sponsor Warrant Election Letter duly executed by the Sponsor, the acknowledgment to the Sponsor Warrant Election Letter, duly executed by the Company; and

(C)              a certificate signed by an authorized officer of the Company, dated the Closing Date, certifying that the conditions specified in Section 10.02(a), Section 10.02(b) and Section 10.02(c) have been fulfilled.

(b)        At or prior to the Closing, BSII shall deliver or cause to be delivered to the Company:

(i)          the Registration Rights Agreement, duly executed by the parties thereto other than the Company, AMTD Digital, AMTD IDEA Group, AMTD Group Inc., South Horizon Oceans (Group) Co Inc., Radisson Everton Venture Fund and the other Company Shareholders;

(ii)         the Assignment, Assumption and Amendment Agreement, duly executed by Sponsor; and

(iii)        a certificate signed by an authorized director or officer of BSII, dated the Closing Date, certifying that the conditions specified in Section 10.03(a), Section 10.03(b) and Section 10.03(c) have been fulfilled.

Section 4.02. Dissenter’s Rights.

(a)         To the extent available under the Cayman Islands Companies Act, all BSII Ordinary Shares that are issued and outstanding immediately prior to the Merger Effective Time and that are held by any BSII Shareholder who shall have validly exercised and not effectively waived, withdrawn, forfeited, failed to perfect or otherwise lost their rights to dissent from the Merger, in accordance with Section 238 of the Cayman Islands Companies Act (the “BSII Dissenting Shares” and holders of BSII Dissenting Shares being referred to as “BSII Dissenting Shareholders”) shall be cancelled and cease to exist at the Merger Effective Time, shall not be entitled to receive the applicable Company Exchange Shares under Section 3.06(b)(i) and shall instead be entitled to receive only the payment of the fair value of such BSII Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Islands Companies Act.

(b)        All BSII Ordinary Shares held by BSII Dissenting Shareholders who shall have failed to exercise or who shall have effectively waived, withdrawn, forfeited, failed to perfect or otherwise lost their dissenter rights under Section 238 of the Cayman Islands Companies Act shall thereupon (i) not be deemed to be BSII Dissenting Shares, and (ii) be cancelled and cease to exist and shall instead be entitled to receive, at the later of the Merger Effective Time and the date of loss of such status as BSII Dissenting Shares, the right to receive the applicable Company Exchange Shares under Section 3.06(b)(i), in the manner provided in Section 4.03.

(c)         BSII shall provide to the Company (i) reasonably prompt notice of any notices of objection or notices of dissent to the Merger or demands for appraisal under Section 238 of the Cayman Islands Companies Act received by BSII, attempted withdrawals of such notices, dissents or demands, and any other instruments served pursuant to the Cayman Islands Companies Act and received by BSII relating to the exercise of any rights to dissent from the Merger or appraisal rights and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such notice of dissenter right or demand for appraisal under the Cayman Islands Companies Act. BSII shall not, except with the prior written consent of the Company, make any offers or payment with respect to any

Annex A-18

exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d)        In the event that any written notice of objection to the Merger is served on BSII by any BSII Shareholder pursuant to Section 238(2) of the Cayman Islands Companies Act, BSII shall give written notice of the authorization of the Merger to each such BSII Shareholder within 20 days of obtaining the BSII Shareholder Approval, pursuant to and in accordance with Section 238(4) of the Cayman Islands Companies Act.

Section 4.03. Disbursement of Company Exchange Securities.

(a)         Prior to the Merger Effective Time, the Company shall appoint an exchange agent reasonably acceptable to BSII and the Company (in such capacity, the “Exchange Agent”), for the purpose of distributing to each holder of Eligible BSII Shares or BSII Warrants (collectively, the “BSII Securityholders”) the Company Exchange Shares and/or the Company Exchange Warrants, as applicable, payable to such holder.

(b)        At the Closing, the Company shall instruct the Exchange Agent to deliver the applicable Company Exchange Securities to the BSII Securityholders pursuant to this Section 4.03, and to deliver the amount of any such dividends or other distributions with a record date after the Merger Effective Time theretofore paid with respect to such Company Exchange Securities.

(c)        Notwithstanding any other provision of this Section 4.03, any obligation on the Company under this Agreement to issue Company Class A Ordinary Shares to BSII Securityholders entitled to receive Company Exchange Securities shall be satisfied by the Company instructing the Exchange Agent to deliver such Company Exchange Securities in accordance with Section 4.03(b), to the extent and effect that each BSII Securityholder shall hold such Company Exchange Securities in book-entry form or through a holding of depositary receipts and the DTC or its nominee or the relevant clearing service or issuer of depositary receipts (or their nominees, as the case may be) will be the holder of record of such Company Exchange Securities.

(d)        After the Merger Effective Time, there shall be no further registration on the register of members of BSII of transfers of BSII Ordinary Shares that were issued and outstanding immediately prior to the Merger Effective Time.

Section 4.04. No Liability; Withholding.

(a)         None of the Parties, the Merger Surviving Company and the Exchange Agent shall be liable to any Person for any portion of the Company Exchange Shares or Company Exchange Warrants delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Notwithstanding any other provision of this Agreement, any portion of the Company Exchange Shares or Company Exchange Warrants that remains undistributed to the BSII Shareholders as of immediately prior to the date on which the Company Exchange Shares or Company Exchange Warrants would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by Applicable Law, become the property of the Company, free and clear of all claims or interest of any Person previously entitled thereto.

(b)        Notwithstanding any other provision of this Agreement, each of the Parties, the Merger Surviving Company and the Exchange Agent, and any other applicable withholding agent (without duplication) (each, a “Payor”) shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such Taxes as are required to be deducted and withheld with respect to the making of such payment under any applicable Tax law; provided, that if any Payor determines that any payment hereunder is subject to deduction and/or withholding, then it shall (i) provide at least ten (10) Business Days’ prior written notice and include the amount of and basis for such deduction or withholding to the relevant payee against whom such deduction or withholding is expected to be made as soon as reasonably practicable after such determination and (ii) consult and cooperate with such payee reasonably and in good faith to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Tax law. The Company may give effect to withholding hereunder by withholding (or causing to be withheld) any consideration issued in the form of Company Exchange Shares, Company Exchange Warrants, Company Earnout Shares or other consideration issued in kind, and then selling (or instructing to be sold) such portion of such consideration issued in kind to the extent necessary to satisfy the applicable withholding obligations. Any amounts so deducted and withheld shall be paid over to the appropriate Governmental Authority in accordance with applicable Tax law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Annex A-19

Section 4.05. Earnout. Following the Closing, if any of the following events occurs prior to the first anniversary of the Closing Date (the “Earnout Period”), the Company may issue, or cause to be issued, to each of AMTD Digital, AMTD IDEA Group and AMTD Group Inc. (in accordance with their respective pro rata share, calculated on the basis of the number of Company Class A Ordinary Shares held by them inter se), such number of Company Class A Ordinary Shares which in aggregate represent 3% of the aggregate number of Company Class A Ordinary Shares outstanding as of the date such event occurs (collectively, the “Company Earnout Shares”):

(a)         the VWAP of the Company Class A Ordinary Shares is equal to or greater than $30.00 for forty (40) trading days during any continuous sixty (60) trading day period; or

(b)        (i) the VWAP of the Company Class A Ordinary Shares is equal to or greater than $20.00 for forty (40) trading days during any continuous sixty (60) trading day period; and (ii) the Company or any of its Subsidiaries has acquired not less than 51% of the ownership interest in a hotel of not less than 100 rooms (including with all permits, licenses, consents and approvals as may be required for such hotel to operate) which is fully operating during the Earnout Period and not less than 51% interest in the management contract with respect to such hotel; and (iii) the Company or any of its Subsidiaries has acquired not less than 51% of the ownership interest in each of at least five (5) Eligible Coffee Shops and not less than 51% interest in each management contract with respect to each such Eligible Coffee Shop. As used herein, “Eligible Coffee Shop” means a commercial shop retailing coffee products under the “L’Officiel” brand, which has not less than 20 seats and is fully operating during the Earnout Period and has all permits, licenses, consents and approvals as may be required for it to operate (which, for the avoidance of doubt, shall exclude any “pop-up” shops or other shops or retail facilities of a temporary nature).

For the avoidance of doubt, nothing in this Section 4.05 is intended to restrict the Company Board’s discretion to issue equity incentives where it believes such issuance is in the best interests of the Company after the Closing.

Section 4.06. Payments to Sponsor and Public Non-Redeeming Shareholders.

(a)         After the Merger Effective Time, at the Closing, the Sponsor shall be entitled to receive from the Company a transaction bonus in an amount equal to $5,560,000 (subject to reduction as a result of the Company’s right to set off as set forth in Section 12.06) (the “Transaction Bonus Payment”). The Parties agree that, to the extent any funds are available in the Trust Account, the Transaction Bonus Payment shall be paid, in part or in whole, from such funds in the Trust Account and the Merger Surviving Company shall request that Trustee withdraw from the Trust Account and distribute to the Sponsor at the Closing such funds in satisfaction of the Transaction Bonus Payment, provided that, to the extent the funds available in the Trust Account for distribution to the Sponsor is less than the Transaction Bonus Payment, such shortfall shall be satisfied and paid by the Company.

(b)        After the Closing, and after the payment of the Transaction Bonus Payment in accordance with Section 4.06(a), the Company shall make a payment, in cash, to each Eligible BSII Shareholder who holds BSII Class A Ordinary Shares that has never elected to exercise its BSII Shareholder Redemption Right in an amount equal to $1.25 multiplied by the number of BSII Class A Ordinary Shares (excluding BSII Class A Ordinary Shares converted from BSII Class B Ordinary Shares) held by that Eligible BSII Shareholder on the Closing Date immediately before the Merger Effective Time, subject to a holding period requirement as may be mutually agreed among the Company and BSII; provided, for the avoidance of doubt, that any Company Shareholder upon the Closing that was an Eligible BSII Shareholder who elected to exercise its BSII Shareholder Redemption Right shall not be entitled to receive this foregoing payment.

ARTICLE 5
Representations and Warranties of the Company

Except (a) as set forth in the Company Disclosure Schedule (subject to Section 12.14) or (b) as otherwise explicitly set out in this Agreement, the Company represents and warrants to BSII as of the date hereof and as of the Closing Date as follows:

Section 5.01. Corporate Existence and Power.

(a)         The Company has been duly incorporated and is validly existing and in good standing under the laws of the Cayman Islands and has all requisite corporate or similar organizational power and authority to own or lease its properties and to conduct its business as it is now being conducted.

Annex A-20

(b)        Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and was formed solely for the purpose of consummating the Transactions.

(c)         True and complete copies of the Governing Documents of the Company (which for the purpose of this Section 5.01(c) shall not include the Listing Articles) have been made available by the Company to BSII. Such Governing Documents are in full force and effect and, if required under Applicable Law, have been registered with, as applicable, the appropriate Governmental Authorities. The Company is not in violation of any of the provisions of its Governing Documents.

(d)        The Company is duly licensed or qualified and, where applicable, in good standing (to the extent such concept exists in the relevant jurisdiction) as a foreign company in each jurisdiction in which the ownership or lease of its property or the character of its activities is such as to require it to be so licensed, qualified or in good standing (to the extent such concept exists in the relevant jurisdiction), as applicable, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 5.02. Corporate Authorization.

(a)         Other than the Company Shareholders’ Approval, each of the Company and Merger Sub has all requisite power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is (or is specified to be) a party, to perform its obligations hereunder and thereunder, and (subject to the approvals described in Section 5.03) to consummate the Transactions. The execution, delivery and performance of this Agreement and each Ancillary Agreement to which it is (or is specified to be) a party, and the consummation of the Transactions have been duly and validly authorized and approved by the Company Board, and the Merger Sub Board, and other than the Company Shareholders’ Approvals, no other corporate or similar organizational action on the part of the Company, Merger Sub or any of their respective Subsidiaries or any holders of any Equity Securities of the Company, Merger Sub or any of their respective Subsidiaries is necessary to authorize the execution and delivery by the Company and Merger Sub of this Agreement or the Ancillary Agreements to which the Company or Merger Sub is (or is specified to be) a party, the performance by the Company or Merger Sub of its obligations hereunder and thereunder and the consummation of the Transactions. This Agreement has been duly and validly executed and delivered by each of the Company and Merger Sub and, assuming this Agreement constitutes a legal, valid and binding obligation of the other Parties, constitutes a legal, valid and binding obligation of each of the Company and Merger Sub, enforceable against each of the Company and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. Each Ancillary Agreement to which the Company or Merger Sub is (or is specified to be) a party, when executed and delivered by the Company or Merger Sub, will be duly and validly executed and delivered by the Company or Merger Sub, and, assuming such Ancillary Agreement constitutes a legal, valid and binding obligation of the other parties thereto, will constitute a legal, valid and binding obligation of the Company or Merger Sub, enforceable against the Company or Merger Sub in accordance with its terms, except as limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)        Each of the Company Board and the Merger Sub Board has, by duly adopted resolutions and if applicable, at a meeting duly called and held, unanimously (i) approved, as applicable, this Agreement, the Ancillary Agreements and the Transactions, (ii) determined that this Agreement, the Ancillary Agreements and the Transactions are advisable and in the best interests of, as applicable, the Company and Merger Sub, and their respective shareholders, (iii) directed that the adoption of this Agreement and the Ancillary Agreements be submitted for approval, as applicable, by the shareholders of the Company and Merger Sub, and (iv) recommended that, as applicable, the shareholders of the Company and Merger Sub approve this Agreement, the Ancillary Agreements and the Transactions.

Section 5.03. Governmental Authorizations; Consents. Assuming the representations and warranties in Article 6 are true, correct and complete, no consent, approval or authorization of, or designation, declaration to or filing with, notice to, or any other action by or in respect of, any Governmental Authority or other Person is required on the part of the Company or Merger Sub with respect to the Company’s or Merger Sub’s execution, delivery and performance of this Agreement and each Ancillary Agreement to which it is (or is specified to be) a party or the consummation of the Transactions, except for (a) the filing of the Plan of Merger and related documentation

Annex A-21

with the Cayman Islands Registrar of Companies and the publication of notification of the Merger in the Cayman Islands Government Gazette in accordance with the Cayman Islands Companies Act, (b) the filing of the relevant documentation with the Cayman Islands Registrar of Companies in respect of the adoption by the Company of the Listing Articles, the Recapitalization, and the issuances of Company Ordinary Shares as contemplated in this Agreement, the Assignment, Assumption and Amendment Agreement and the Transactions contemplated hereunder and thereunder, in each case to the extent applicable, (c) any consents, approvals, authorizations, designations, declarations, filings, notices or actions, the absence of which would not reasonably be expected to be, individually or in the aggregate, material to the Company or its Subsidiaries, taken as a whole, or (d) approval for listing the Company Class A Ordinary Shares (including the Company Warrant Shares) and Company Warrants issued pursuant to this Agreement on the Qualified Stock Exchange.

Section 5.04. Noncontravention. The execution, delivery and performance of this Agreement and each Ancillary Agreement to which the Company or Merger Sub is (or is specified to be) a party by the Company or Merger Sub and the consummation of the Transactions do not and will not (a) contravene, conflict with, or violate any provision of, or result in the breach of any Applicable Law, (b) contravene, conflict with, or violate any provision of, or result in the breach of the Governing Documents of the Company or Merger Sub or any of their respective Subsidiaries, (c) assuming the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.03, conflict with, violate or result in a breach of any term, condition or provision of any Significant Contract, or terminate or result in a default under, or require any consent, notice or other action by any Person under (with or without notice, or lapse of time, or both) or the loss of any right under, or create any right of termination, acceleration or cancellation of, any Significant Contract, or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or Merger Sub or any of their respective Subsidiaries, or constitute an event which, with or without notice or lapse of time or both, would result in any such violation, breach, termination or creation of a Lien or result in a violation or revocation of any required license, Permit or approval from any Governmental Authority or other Person, except, in each case of clauses (a), (c) and (d) above, (i) with respect to Merger Sub, would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Merger Sub to enter into and perform this Agreement and the Ancillary Agreements, and (ii) with respect to the Company, to the extent that the occurrence of any of the foregoing would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 5.05. Subsidiaries.

(a)         The Subsidiaries of the Company as of the date of this Agreement are set forth on Section 5.05(a) of the Company Disclosure Schedule. Each of the Subsidiaries of the Company has been duly incorporated, formed or organized and is validly existing and in good standing (to the extent such concept exists in the jurisdiction of the relevant Subsidiary), where applicable, under the laws of its jurisdiction of incorporation, formation or organization and has all requisite corporate or similar organizational power and authority to own or lease its properties and to conduct its business as it is now being conducted. Each Subsidiary of the Company is duly licensed or qualified and in good standing (to the extent such concept exists in the jurisdiction of the relevant Subsidiary) as a foreign company (or other entity, if applicable) in each jurisdiction in which its ownership or lease of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (to the extent such concept exists in the jurisdiction of the relevant Subsidiary), as applicable, except where the failure to be so licensed or qualified or in good standing (to the extent such concept exists in the jurisdiction of the relevant Subsidiary) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)        True and complete copies of the Governing Documents of the Subsidiaries of the Company as of the date of this Agreement have been made available to BSII and are in full force and effect and such Subsidiaries are not in violation of any of the provisions thereof.

Section 5.06. Capitalization.

(a)         All of the issued Pre-Recapitalization Company Shares have been duly authorized and validly issued in accordance with Applicable Law, including all applicable federal securities laws, and the Governing Documents of the Company, and are fully paid and were not issued in violation of, any preemptive rights, rights of first refusal or similar rights, and are free and clear of all Liens and other restrictions (including any restriction on the right to vote, sell or otherwise dispose of such Pre-Recapitalization Company Shares), and are not subject to any preemptive rights, rights of first refusal or similar rights, other than generally applicable transfer restrictions

Annex A-22

imposed by applicable securities laws. Section 5.06(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of all the Pre-Recapitalization Company Shares that are authorized, issued or outstanding and the holders of such Pre-Recapitalization Company Shares. Except as set forth in Section 5.06(a) of the Company Disclosure Schedule, there are no authorized, issued or outstanding Equity Securities of the Company. The Company Exchange Shares that will be issued pursuant to the Transactions and the Company Class A Ordinary Shares that will be issued pursuant to the Recapitalization, have been, or will be prior to such issuance, duly authorized and validly issued in accordance with Applicable Law, including all applicable federal securities laws, and the Governing Documents of the Company, and are, or will be, fully paid and were not, and will not be, issued in violation of, any preemptive rights, rights of first refusal or similar rights, and are, and will be at the time of issuance, free and clear of all Liens and other restrictions (including any restriction on the right to vote, sell or otherwise dispose of such Company Exchange Shares or Company Class A Ordinary Shares, as applicable, except for any restriction under this Agreement or any of the Ancillary Agreements), and are not, and will not be, subject to any preemptive rights, rights of first refusal or similar rights, other than under this Agreement or any of the Ancillary Agreements and generally applicable transfer restrictions imposed by applicable securities laws.

(b)        Set forth on Section 5.06(b) of the Company Disclosure Schedule is (i) the capitalization of each direct and indirect Subsidiary of the Company, including the number of Equity Securities authorized, issued and outstanding (including the holder of any such Equity Securities) for each such Subsidiary and (ii) the name of each other corporation, limited liability company, trust, partnership, joint venture or other entity in which the Company or any of its Subsidiaries owns Equity Securities and the amount and the ownership percentage represented by such Equity Securities, in each case as of the date of this Agreement. The outstanding Equity Securities of each of the Company’s Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or similar rights. Other than as set forth on Section 5.06(b) of the Company Disclosure Schedule, the Company or one or more of its wholly owned Subsidiaries own of record and beneficially all the issued and outstanding Equity Securities of each Subsidiary of the Company free and clear of any Liens other than Permitted Liens. As of the date of this Agreement, the Company owns of record beneficially 34,819,047 Class A ordinary shares of AMTD Digital free and clear of any Liens.

(c)         Other than as set forth on Section 5.06(a) of the Company Disclosure Schedule or Section 5.06(b) of the Company Disclosure Schedule, there are no Equity Securities of the Company or any Subsidiary of the Company. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of the Company or any Subsidiary of the Company. There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the equityholders of the Company or any Subsidiary of the Company may vote. None of the Company or any of its Subsidiaries is a party to any equityholders agreement, voting agreement or registration rights agreement relating to the Equity Securities of the Company or any Subsidiary of the Company. There are no declared but unpaid dividends or other distributions with regard to any issued and outstanding Equity Securities of the Company or any Subsidiary of the Company.

(d)        The Company Class A Ordinary Shares to be issued to the holders of BSII Ordinary Shares pursuant to this Agreement will, upon issuance and delivery at the Closing, (i) be duly authorized and validly issued, and fully paid, (ii) be issued in compliance in all material respects with Applicable Law, (iii) not be issued in breach or violation of any preemptive rights or Contract, and (iv) be issued to such holders with good and valid title, free and clear of any Liens and any restrictions on transfer under this Agreement, any of the Ancillary Agreements or Applicable Law.

Section 5.07. Financial Statements.

(a)         Attached as Section 5.07(a) of the Company Disclosure Schedule are true and complete copies of (i) the IFRS, PCAOB-audited combined balance sheets and statements of income, other comprehensive loss, shareholders’ equity and cash flows as of and for the fiscal years ended December 31, 2022 and December 31, 2023 and the six-month period ended June 30, 2024, together with the auditor’s reports thereon (the “Company Audited Financial Statements”), and (ii) the auditor-reviewed, unaudited combined balance sheet of the Company and its Subsidiaries as of June 30, 2023 and the auditor-reviewed, unaudited combined statements of income, other comprehensive loss, shareholders’ equity and cash flows for the six-month period ended June 30, 2023 (the “Company Unaudited Financial Statements” and, together with the Company Audited Financial Statements, the

Annex A-23

“Company Financial Statements”). The Company Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, and changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as of the dates and for the periods indicated in the Company Financial Statements in conformity with IFRS consistently applied throughout the period indicated.

(b)        (i) The Company Audited Financial Statements have been audited in accordance with PCAOB auditing standards by a PCAOB-qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act, (ii) the Company Financial Statements have been prepared in all material respects in accordance with IFRS and, to the extent reasonably practicable, Regulation S-X, and (iii) the Company Unaudited Financial Statements have been reviewed by a PCAOB-qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act in accordance with PCAOB Auditing Standard 4105.

(c)         Other than as set forth on Section 5.07(c) of the Company Disclosure Schedule, the Company and its Subsidiaries have established and maintained, and maintain, systems of internal controls over financial reporting. Such systems are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s general or specific authorization, (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with IFRS and to maintain accountability for the Company’s and its Subsidiaries’ assets and (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences, and (v) material information is communicated to management as appropriate. Other than as set forth on Section 5.07(c) of the Company Disclosure Schedule none of the Company, its Subsidiaries, or, to the knowledge of the Company, an independent auditor of the Company or its Subsidiaries, has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized or maintained by the Company or its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company’s or its Subsidiaries’ management or other employees who have a significant role in the preparation of financial statements or the internal accounting controls utilized or maintained by the Company or its Subsidiaries, or (iii) any claim or allegation regarding any of the foregoing.

(d)        Neither the Company nor any of its Subsidiaries is a party to, or is subject to any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), in each case, where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Financial Statements.

(e)         Neither the Company nor any of its Subsidiaries has received from any employee of the Company or its Subsidiaries any written or, to the knowledge of the Company, oral complaint, allegation, assertion or claim with respect to unlawful or potentially unlawful activity regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, and the Company and its Subsidiaries have not independently identified or received any written notice from their independent accountants regarding any of the foregoing.

(f)         As of the date hereof, the Company and its Subsidiaries do not have any Indebtedness except as set forth in Section 5.07(f) of the Company Disclosure Schedule.

Section 5.08. Undisclosed Liabilities.

(a)         Merger Sub was incorporated solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and has no, and at all times prior to the Merger Effective Time except as expressly contemplated by this Agreement and the Ancillary Agreements, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

Annex A-24

(b)        There is no liability, debt or obligation of the Company or any of its Subsidiaries (x) required to be set forth on a balance sheet of the Company in accordance with IFRS or (y) that is material, in each case of (x) and (y) except for liabilities, debts and obligations (i) as (and to the extent) reflected or reserved for on the balance sheet of the Company as of June 30, 2024 or disclosed in the notes thereto included in the Company Financial Statements, (ii) that have arisen since June 30, 2024 in the ordinary course of business (none of which results from, arises out of or was caused by any tortious conduct, breach of Contract, infringement or violation of any Applicable Law by the Company or any of its Subsidiaries) or (iii) incurred in connection with the Transactions.

Section 5.09. Absence of Changes.

(a)         Since June 30, 2024, there has not been any Company Material Adverse Effect.

(b)        Since June 30, 2024, the Company and its Subsidiaries (i) have, in all material respects, conducted their business and operated their properties in the ordinary course of business and (ii) have not taken any action (or failed to take any action) that would violate Section 7.01 if such action had been taken (or failed to be taken) after the date of this Agreement.

Section 5.10. Litigation and Proceedings. Since January 1, 2022, there have not been any, and there are currently no, pending or, to the knowledge of the Company, threatened, Actions against the Company or any of its Subsidiaries or any of their respective properties or assets, or, to the knowledge of the Company, any of their respective directors or employees, in their capacity as such except, in each case, as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Since January 1, 2022, neither the Company nor any of its Subsidiaries nor any property or asset of the Company or any such Subsidiary, has been subject to any Governmental Order that would reasonably be expected to have a Company Material Adverse Effect.

Section 5.11. Compliance with Laws; Permits.

(a)         The Company and its Subsidiaries, are and since January 1, 2022 have been, in compliance with Applicable Law, except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Since January 1, 2022, (i) none of the Company or any of its Subsidiaries has been subjected to, or received any notification from, any Governmental Authority of a material violation of any Applicable Law or any investigation by a Governmental Authority for actual or alleged material violation of any Applicable Law, (ii) to the knowledge of the Company, no claims have been filed against the Company or any of its Subsidiaries, with any Governmental Authority alleging any material failure by the Company or any of its Subsidiaries, to comply with any Applicable Law, and (iii) neither the Company nor any of its Subsidiaries has made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Applicable Law.

(b)        The Company and each of its Subsidiaries has all Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted and as proposed to be conducted (the “Company Permits”), except where the failure to have such Company Permits would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. As of the date hereof, (i) each Company Permit is in full force and effect in accordance with its terms, (ii) no outstanding written notice of revocation, cancellation or termination of any Company Permit has been received by the Company or any of its Subsidiaries, (iii) there are no Actions pending or, to the knowledge of the Company, threatened that seek the revocation, suspension, withdrawal, adverse modification, cancellation or termination of any Company Permit, and (iv) each of the Company and each of its Subsidiaries is, and has been since January 1, 2022, in compliance with all material Company Permits applicable to the Company or such Subsidiary and to the knowledge of the Company, no condition exists that with notice or lapse of time or both would constitute a default under such Company Permits, in each case, except as would not be material to the Company and its Subsidiaries, taken as a whole. The consummation of the Transactions will not cause the revocation, modification or cancellation of any Company Permits, except for any such revocation, modification or cancellation that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Section 5.11(b) of the Company Disclosure Schedule contains a true and complete list of all material Company Permits.

Annex A-25

Section 5.12. Significant Contracts.

(a)         Section 5.12(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all Contracts to which the Company or any of its Subsidiaries is a party or is bound by falling within the following categories and in effect as of the date hereof (each Contract required to be listed on Section 5.12(a) of the Company Disclosure Schedule and, as of the Closing, any other Contract in effect that would have been required to be disclosed pursuant to Section 5.12(a) if in effect on the date hereof, a “Significant Contract”; it being understood that the Company is not required to list any Contract with the suppliers, service providers or customers of the Company or its Subsidiaries entered into in the ordinary course of business on Section 5.12(a) of the Company Disclosure Schedule) to the extent such Contract has been provided to BSII:

(i)            any Contract, the performance of which involves payments (A) by the Company or its Subsidiaries in the aggregate in excess of $4,000,000 in any fiscal year or (B) to the Company or its Subsidiaries in the aggregate in excess of $4,000,000 in any fiscal year;

(ii)           any Contract for the voting of Equity Securities of the Company or any of its Subsidiaries;

(iii)          any Contract with a Top Vendor or Top Customer (other than purchase or service orders accepted, confirmed or entered into in the ordinary course of business);

(iv)          any employment Contract with any of the directors, officers or top 10 compensated, based on annual target compensation for the fiscal year ending on December 31, 2023, employees of the Company and/or one of its Subsidiaries;

(v)           each collective bargaining Contract (a “Labor Contract”);

(vi)          any Contract pursuant to which the Company or any of its Subsidiaries leases, subleases, occupies or otherwise uses any real property that involves aggregate payments of $4,000,000 in any calendar year;

(vii)         any Contract that (A) (1) contains a covenant not to compete in any line of business or solicit persons for employment (other than non-disclosure agreements and confidentiality agreements entered into in the ordinary course of business), (2) grants exclusive or preferential rights or “most favored nations” status to any person, or (3) obligates the Company or any of its Subsidiaries to purchase or obtain a minimum or specified amount of any product or service in excess of $4,000,000 in the aggregate, in each case that is applicable to the Company or any of its Subsidiaries, or (B) prohibits the Company or any of its Subsidiaries from soliciting any customers or strategic partners;

(viii)        (A) any Contract under which the Company or any of its Subsidiaries has granted to a third party any right, license, sublicense or covenant not to sue with respect to any Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, other than non-exclusive licenses granted to suppliers, service providers, or customers in the ordinary course of business, or (B) any Contract pursuant to which the Company or any of its Subsidiaries obtains any right, license, sublicense or covenant not to sue from a third party with respect to any Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, other than non-exclusive licenses of commercial off-the-shelf Software and Open Source Software that are available to the public generally with annual license, maintenance, support and other fees of less than $4,000,000;

(ix)          any Contract under which the Company or any of its Subsidiaries has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) any Indebtedness (excluding, for the avoidance of doubt, any intercompany arrangements solely between or among the Company or any of its Subsidiaries), (B) granted a Lien on its assets or group of assets, whether tangible or intangible, to secure any Indebtedness, (C) extended credit to any Person that is material to the Company and its Subsidiaries, taken as a whole (other than for goods and services, in each case in the ordinary course of business) or (D) granted a performance bond, letter of credit or any other similar instrument, in each case, in excess of $4,000,000 in the aggregate;
Annex A-26

(x)           each Contract with a Related Party which is currently in force or under which any party thereto has outstanding obligations (other than Company Benefit Plans, confidentiality agreements or other agreements of a similar nature, or Contracts for compensation for services performed by a Related Party as director, officer, service provider or employee of the Company or any of its Subsidiaries in the ordinary course of business and for immaterial amounts reimbursable for routine travel and other ordinary course business expenses);

(xi)          each Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) or that contains financial covenants, indemnities or other payment obligations (including “earn-out” or other contingent payment obligations) in respect thereto that would reasonably be expected to result in the making of payments by the Company and its Subsidiaries after the Closing Date in excess of $4,000,000;

(xii)         any Contract establishing any joint venture, strategic alliance, partnership or other collaboration, in each case relating to assets or businesses valued at or involving payments in excess of $4,000,000;

(xiii)        any Contract involving any resolution or settlement of any actual or threatened litigation, arbitration, claim or other dispute under which the Company or any of its Subsidiaries has any ongoing obligations (either monetary or non-monetary) in an amount higher than $4,000,000; and

(xiv)        any Contract which grants any Person a right of first refusal, right of first offer or similar right with respect to any properties, assets or businesses of the Company or any of its Subsidiaries.

(b)        True and correct copies of each Significant Contract (including any side letters, side agreements, amendments, addendums or supplements thereto) as of the date hereof have been delivered to or made available to BSII. Each Significant Contract (other than a license of a Licensed Intellectual Property which is addressed in Section 5.13(i) of the Company Disclosure Schedule) is in full force and effect and represents the legal, valid and binding obligations of the Company or the Subsidiary party thereto and, to the knowledge of the Company, the counterparties thereto and is enforceable against the Company or any of its Subsidiaries (as applicable), and to the knowledge of the Company, the counterparties thereto, in accordance with its terms and conditions. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party to any such Significant Contract is in material breach of or in material default under such Significant Contract. Neither the Company nor any of its Subsidiaries has received any written claim or notice of breach of or default under any Significant Contract (other than a license of a Licensed Intellectual Property which is addressed in Section 5.13(i) of the Company Disclosure Schedule), and, to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any Significant Contract (other than a license of a Licensed Intellectual Property which is addressed in Section 5.13(i) of the Company Disclosure Schedule) by the Company or any Subsidiary of the Company party thereto or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both), in each case except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. To the knowledge of the Company, no party to any Significant Contract (other than a license of a Licensed Intellectual Property which is addressed in Section 5.13(i) of the Company Disclosure Schedule) has exercised termination rights with respect thereto or has indicated in writing that it intends to terminate or materially modify its relationship with the Company or any of its Subsidiaries.

Section 5.13. Intellectual Property.

(a)         Section 5.13(a) of the Company Disclosure Schedule contains a complete and accurate list of: (i) all registrations and applications for registration included in the Owned Intellectual Property as of the date of this Agreement (the “Registered Intellectual Property”), including as to each such item, as applicable, (A) the current owner or registrant, (B) the jurisdiction where the application, registration or issuance is filed, (C) the application, registration or issue number and (D) the applicable application, registration or issue date, (ii) all material unregistered Owned Intellectual Property, including Software owned by the Company and its Subsidiaries, and (iii) all material domain names of the Company and its Subsidiaries; and (iv) to the knowledge of the Company, all material social media accounts of the Company and its Subsidiaries. The Company and its Subsidiaries have not and do not operate a website or email account from any domain name, or, to the knowledge of the Company, operate or utilize any social media account owned by a third party except as disclosed in Section 5.13(a) of the Company Disclosure Schedule.

Annex A-27

(b)        Each registration of Registered Intellectual Property (i) has not been abandoned, cancelled, allowed to lapse or adjudged invalid or unenforceable in whole or in part, or otherwise subject to opposition, removal, amendment, challenge or surrender, (ii) has been maintained effective by all requisite filings, renewals, payments and registration of transactions and (iii) is valid, subsisting, enforceable and in full force and effect; and in the case of applications, subject to Section 5.13(b) of the Company Disclosure Schedule, there are no oppositions nor any other action by third parties that would prevent the applications from being granted, and the Company and its Subsidiaries have not received written advice from any in-house or external professional expressing doubt on the scope, validity or enforceability of the registrations of the Registered Intellectual Property or, to the knowledge of the Company, that there is a material likelihood that an application of Registered Intellectual Property is likely to be rejected.

(c)         The Company and its Subsidiaries have sufficient trade mark protection to protect their respective Trademarks from infringement, misappropriation or violation from third parties, including valid, subsisting and enforceable registrations or otherwise licenses for all relevant material trademarks used by the Company and its relevant Subsidiaries in the jurisdictions they offer, sell or supply their products.

(d)        Except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries (i) solely and exclusively own all right, title and interest (including all legal and beneficial interests) in and to the Owned Intellectual Property (including all Registered Intellectual Property, the Global Digital Platform and the Global Digital Platform Assets to the extent the Global Digital Platform Assets constitute Owned Intellectual Property) free from all Liens and (ii) have a valid and enforceable right to use all Licensed Intellectual Property, in each case, free and clear of all Liens (other than Permitted Liens).

(e)         The Owned Intellectual Property: (i) has not been licensed to any third party on an exclusive basis; (ii) to the knowledge of the Company, is fully enforceable against third parties (and there have been no acts or omissions that would prejudice the enforcement by the Company and its Subsidiaries, including acquiescence by the Company, its Subsidiaries, directors, employees or other representatives in any unauthorised use by third parties). There are no restrictions on the Company’s disclosure, use, license or transfer of the Owned Intellectual Property or any agreements to that effect.

(f)         The Company and its Subsidiaries use commercially reasonable efforts in accordance with generally accepted industry practice to maintain, enforce and protect the confidentiality of all their respective Owned Intellectual Property and Business Intellectual Property, the value of which to their business is contingent upon maintaining the confidentiality thereof, including requiring all employees, consultants and independent contractors to agree to maintain the confidentiality of such Intellectual Property pursuant to written, valid and enforceable confidentiality agreements. To the knowledge of the Company, there has been no disclosure of or unauthorized access to any material trade secrets or material confidential information owned by the Company other than under written confidentiality agreements in the ordinary course of business sufficiently protective to preserve the confidentiality of such trade secrets and confidential information.

(g)        The Company and each of its Subsidiaries own or have a valid and enforceable license or other right to use any and all Intellectual Property used or held for use in the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted or contemplated to be conducted as of the Closing Date (“Business Intellectual Property”). The execution and delivery of this Agreement by the Company and the consummation of the Transactions contemplated hereby will not result in the loss, alteration, encumbrance, termination, extinguishment or impairment of any rights of the Company or its Subsidiaries in the Business Intellectual Property.

(h)        Without prejudice to the generality of the foregoing:

(i)            Section 5.13(h)(i) of the Company Disclosure Schedule is an accurate and complete list of all AMTD Intellectual Property that is registered and all AMTD Intellectual Property that is unregistered and material to the business of the Company and its Subsidiaries, and all material domain names and social media accounts included in AMTD Intellectual Property;

(ii)           the license and other rights recorded in and granted by AMTD Group Inc. to the Company and its Subsidiaries under the AMTD-Company Intellectual Property License and its Subsidiaries under relevant license agreements have been and are sufficient to enable the Company and its relevant Subsidiaries to use, and grants the Company and its relevant Subsidiaries the rights to use the AMTD

Annex A-28

Intellectual Property as applicable in all manners as the relevant AMTD Intellectual Property are currently used, were used prior to the Closing Date or are contemplated to be used as of the Closing Date, in each case, by the Company and the relevant Subsidiaries;

(iii)          the Company and its Subsidiaries possess enforceable rights to use the Global Digital Platform and the Global Digital Platform Assets that are sufficient to enable the Company and its relevant Subsidiaries to use the Global Digital Platform Assets and the Global Digital Platform in all manners as the Global Digital Platform and the relevant Global Digital Platform Assets are currently used, were used prior to the Closing Date or are contemplated to be used as of the Closing Date, in each case, by the Company and its relevant Subsidiaries; and

(iv)          all right, title and interest in, and control over, the Global Digital Platform have been assigned and transferred to, and solely vested in, L’Officiel Publishing Group Inc. and no other Person, including LEJ and its Affiliates, retains or possesses any such right, title, interest or control.

(i)         Without prejudice to the generality of the foregoing, in respect of each license of the Licensed Intellectual Property: (i) each license is duly and validly authorized and approved by and in full force and effect and binding on the parties to it; (ii) except non-exclusive licenses of commercial off-the-shelf Software and Open Source Software that are available to the public generally, no license grants to any third party any ownership right or exclusive interest in relation to any derivative works or improvements made by or on behalf of the Company and its Subsidiaries pursuant to such license; (iii) to the knowledge of the Company, the terms of the licenses have been complied with by the parties in all material respects, no notice of termination, breach or default of a license to any Licensed Intellectual Property has been received or served by the Company and its Subsidiaries and, to the knowledge of the Company, there are no grounds on which they might be terminated and no grounds on which a breach or default claim may be made under such license in each case except as would not reasonably be expected to have a Company Material Adverse Effect; (iv) no disputes have arisen and, to the knowledge of the Company, no circumstances exist which are likely to give rise to a dispute; and (v) to the knowledge of the Company, there is no reason to believe that the licenses will not be renewed when they expire on the same or substantially similar terms.

(j)         To the knowledge of the Company, other than as set forth in Section 5.13(j) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries, nor the conduct of their respective businesses, has, since January 1, 2022, infringed, misappropriated or otherwise violated, nor, to the knowledge of the Company, are any of them infringing, misappropriating or otherwise violating, any third party’s Intellectual Property rights. No Action is pending or, to the knowledge of the Company, has been threatened against the Company or any of its Subsidiaries (i) alleging any infringement, misappropriation or violation of any third party’s Intellectual Property rights by the Company or any of its Subsidiaries or (ii) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any of its Subsidiaries in any of their respective Owned Intellectual Property, relevant Licensed Intellectual Property or material Business Intellectual Property. To the knowledge of the Company, other than as set forth in Section 5.13(j) of the Company Disclosure Schedule, no third party has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any Owned Intellectual Property, Licensed Intellectual Property or material Business Intellectual Property to the extent relevant to the business of the Company and the relevant Subsidiaries.

(k)        No funding, facilities, personnel or resources of any Governmental Authority or any university, college, research institute or other educational institution was used in the development of any material Owned Intellectual Property, except for any such funding or use of facilities, personnel or resources that has not resulted in such Governmental Authority’s or institution’s obtaining ownership or other exclusive rights to such Owned Intellectual Property.

(l)         All current and former officers, employees, contractors and consultants or other persons who contributed to the discovery, creation or development of any material Owned Intellectual Property for or on behalf of the Company or any of its Subsidiaries have transferred all of their rights, title and interest in and to such Owned Intellectual Property to the Company or one of its Subsidiaries pursuant to Applicable Law and/or binding written agreements, free from Liens. No such officer, employee, contractor or consultant or other person has asserted any right, license, claim or interest whatsoever in or with respect to any such material Owned Intellectual Property.

Annex A-29

(m)       The use of Open Source Software by the Company and its Subsidiaries and in the operation of their businesses, including the use and distribution of products and services incorporating any such Open Source Software by or on behalf of the Company and its Subsidiaries, is in compliance with the terms and conditions of all applicable licenses for such Open Source Software, including notice and attribution obligations with respect thereto. None of the Software included in the Owned Intellectual Property contains any Open Source Software, and neither the Company nor its Subsidiaries have used Open Source Software as part of any application licensed or otherwise made available to third parties.

(n)        The Company and its Subsidiaries are in possession of the source code to the Software included in the Owned Intellectual Property and no third party has a copy of that source code. None of the Software included in the Owned Intellectual Property or otherwise distributed by the Company or any of its Subsidiaries (i) contains any viruses, worms, Trojan horses, bombs, backdoors, clocks, timers or similar harmful or hidden programs, malware or other disabling device or malicious code, design or routine or (ii) with respect to Software included in the Owned Intellectual Property, is subject to any agreement with any Person under which the Company or any of its Subsidiaries has any duty or obligation to deliver, license or make available a copy of that source code available, or has deposited, or could be required to deposit, into escrow the source code of such Software and no such source code has been released to any Person, or is entitled to be released to any Person (on a contingent basis or otherwise), by any escrow agent, escrow service or similar third party. The consummation of the Transactions will not trigger the release of any source code of any Software included in the Owned Intellectual Property.

(o)        The Company and its Subsidiaries own the Company IT Systems free from any and all Liens. The Company IT Systems are fully functional and operate and perform in accordance with their documentation and functional specifications and otherwise in a manner that, in all material respects, permits the Company and its Subsidiaries to conduct their business as currently conducted and are in sufficiently good working condition to effectively perform all information technology operations undertaken in the course of the conduct of their businesses as currently conducted, and the Company and its Subsidiaries have the benefit of valid and binding arrangements for the maintenance and support of the Company IT Systems. The Company and its Subsidiaries have in place commercially reasonable measures, consistent with current applicable industry standards, to protect the confidentiality, integrity and security of the Company IT Systems, and all information and transactions stored or contained therein or transmitted thereby, against any unauthorized use, access, interruption, modification or corruption, and such measures include commercially reasonable security protocol technologies, including the implementation of commercially reasonable (i) safeguards and security protocol technologies designed to protect against unauthorized access to, and unauthorized use, alteration, disclosure or distribution of Personally Identifiable Information, (ii) data backup, (iii) disaster avoidance and recovery procedures, (iv) security assessments, including penetration tests (and have fully remediated any critical or high risk vulnerabilities identified in its security assessments), and (v) business continuity procedures. There has been no Security Incident involving the Company IT Systems owned by or under the control of the Company or any of its Subsidiaries, or any data or information, including Personally Identifiable Information, stored or contained therein or transmitted thereby.

Section 5.14. Data Privacy.

(a)         The Company and its Subsidiaries have developed, implemented and maintained a written data protection, data privacy and cybersecurity program (the “Data Protection Program”) that is in compliance with all material Privacy Requirements. Since January 1, 2022, no Person has received or, to the knowledge of the Company, claimed any compensation or damages from the Company or any of its Subsidiaries, or has brought, or, to the knowledge of the Company, threatened in writing to bring, any material Action against the Company or any of its Subsidiaries in relation to any Security Incident for or arising as a result of any actual or alleged violation, breach or other material non-compliance with or of any Privacy Requirement, and, to the Company’s knowledge, no facts or circumstances exist that might give rise to any such claim.

(b)        To the knowledge of the Company, the Company and its Subsidiaries have at all times complied, and are currently in compliance, in all material respects with all Privacy Requirements with respect to the Processing of Personally Identifiable Information, including (i) providing adequate notice and obtaining any necessary consents from customers (to the extent legally required under the Privacy Requirements) required for the Processing of the Company PII as conducted by or on behalf of the Company or any of its Subsidiaries and (ii) abiding by any privacy choices (including opt-outs, do-not-calls or similar choices) of end users relating to Personally Identifiable Information. The Company and its Subsidiaries are not, and since January 1, 2022, have not

Annex A-30

been, subject to a Governmental Order of, and have not, since January 1, 2022, received a written notice from, a Governmental Authority regarding actual or alleged non-compliance with or violation of any Privacy Requirement. The Company and its Subsidiaries have taken commercially reasonable steps to ensure the reliability of their employees, representatives, consultants, contractors and agents that have access to Company PII, to provide training to such individuals on all applicable Privacy Requirements and to ensure that all such employees, representatives, consultants, contractors and agents with the right to access such Company PII are subject to appropriate legally binding obligations of confidentiality with respect to such Company PII.

(c)         To the knowledge of the Company, each of the Company’s and its Subsidiaries’ third-party data suppliers, vendors, and partners that Process Company PII or other Personally Identifiable Information on behalf of the Company or its Subsidiaries are in compliance in all material respects with the Privacy Requirements and, to the knowledge of the Company, since January 1, 2022, there has been no unauthorized or illegal Processing, or other material breach, violation or default (or event that, with or without the giving of notice or lapse of time, would constitute a breach, violation or default) by any such supplier, vendor or other partner of any Privacy Requirements. To the knowledge of the Company, no circumstances have arisen in which the Privacy Requirements would require the Company or its Subsidiaries to notify any Governmental Authority of any Security Incident.

(d)        To the knowledge of the Company, the consummation of the Transactions will not breach any Privacy Requirement.

Section 5.15. Company Benefit Plans.

(a)         Section 5.15(a) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of each material Company Benefit Plan and specifies the jurisdiction of such Company Benefit Plan. A “Company Benefit Plan” means any employee compensation and benefit contracts, plans, policies, programs, or arrangements, and each other change in control, transaction bonus, equity or equity-based compensation, severance, retention, employment, change-of-control, bonus, incentive, deferred compensation, retirement, pension, profit-sharing, vacation, disability, medical (including any self-insured arrangement), dental, vision, disability or sick leave benefits, post-retirement benefits (including compensation, pension, health, medical or insurance benefits), health, welfare, prescription, or other fringe or employee benefit plan, agreement, program, policy, or arrangement (other than offer letters for at-will employment without an obligation for severance, except as required by Applicable Law, or guaranteed bonus or similar payment), in each case whether written or unwritten (i) that is maintained, sponsored, administered, entered into or contributed to (or required to be contributed to) by the Company or any of its Subsidiaries for the current or future benefit of any current or former Service Provider or (ii) under which the Company or any of its Subsidiaries has or is reasonably expected to have any direct or indirect obligation or liability, excluding any such plan, agreement, program, policy or arrangement sponsored by a Governmental Authority in respect of which the Company does not and could not reasonably be expected to have any material liability. As of the date hereof and except as contemplated by this Agreement, neither the Company nor any of its Subsidiaries has made any plan or commitment to establish or contribute to any new Company Benefit Plan or materially modify any existing Company Benefit Plan.

(b)        With respect to each material Company Benefit Plan, the Company has delivered or made available to BSII copies of, if applicable, (i) such Company Benefit Plan and any amendments thereto (or, if oral, a written summary thereof), (i) any trust or funding agreement related thereto (ii) the most recent summary plan description (if applicable), (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service (if applicable) including all schedules thereto, financial statements and any related actuarial reports, (iv) all material or non-routine correspondence or other communications received since January 1, 2022 from any Governmental Authority regarding such Company Benefit Plan, (v) the most recent determination or opinion letter issued by the Internal Revenue Service, and (vi) documents that are substantially comparable (taking into account differences in Applicable Law and practices) to the documents provided in clauses (i) through (vi).

(c)         Each Company Benefit Plan has been established, maintained, and administered in compliance with its terms and Applicable Law. All contributions and other payments required by and due under the terms of each Company Benefit Plan have been timely made in all material respects and all material forms, reports, or returns required to be filed with any Governmental Authority with respect to each Company Benefit Plan have been timely and properly filed.

Annex A-31

(d)        None of the Company or any of its Subsidiaries sponsors, maintains, contributes to (or is obligated to contribute to), or has any material liability in respect of, or at any time in the six (6) years preceding the date hereof has sponsored, maintained, contributed to (or was obligated to contribute to), or had any material liability in respect of, a defined benefit pension plan. No Company Benefit Plan provides any post-termination or retiree life or health insurance or other material employee welfare benefit to any Person, except as may be required by any Applicable Law.

(e)         Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, there are, and since January 1, 2022 there have been, (i) no pending or, to the knowledge of the Company, threatened Actions (other than routine claims for benefits in the ordinary course of business) with respect to any Company Benefit Plan, and (ii) no audits, material inquiries, or proceedings pending or, to the knowledge of the Company, threatened in writing by any Governmental Authority with respect to any Company Benefit Plan.

(f)         Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each Company Benefit Plan (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(g)        Except as disclosed on Section 5.15 of the Company Disclosure Schedule, neither the execution and delivery of this Agreement by the Company nor the consummation of any of the Transactions (either alone or in connection with any other event, contingent or otherwise) will (i) result in any payment or benefit (including notice, severance, golden parachute, bonus, commission, or otherwise) becoming due to any current or former Service Provider, (ii) result in any forgiveness of Indebtedness to any current or former Service Provider, (iii) increase any compensation or benefits otherwise payable by the Company or any of its Subsidiaries or under any Company Benefit Plan, (iv) result in the acceleration of the time of payment or vesting of any compensation or benefits. No amount that could be received (whether in cash or property or the vesting of property) by any “disqualified individual” (as defined in Section 280G of the Code) under any Company Benefit Plan or otherwise could, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise tax under Section 4999 of the Code, in either case, as a result of the consummation of the Transactions. Neither the Company nor any of its Subsidiaries have an obligation to make a “gross-up” or similar payment in respect of any taxes that may become payable under Section 4999, 409A or 457A of the Code.

Section 5.16. Labor Matters.

(a)         Neither the Company nor any of its Subsidiaries is a party to, subject to, or in the process of entering into, any Labor Contract (whether written or unwritten) applicable to current or former Service Providers, nor are there any Service Providers represented by a works council or a labor organization or, to the knowledge of the Company, activities or proceedings of any labor union to organize any Service Providers. The consent of or consultation with, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(b)        Since January 1, 2022, except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries has been in compliance with Applicable Law regarding labor and employment, including provisions thereof relating to wages, hours, collective bargaining, labor management relations, overtime, employee classification, discrimination, sexual harassment, civil rights, equal opportunity, affirmative action, work authorization, immigration, safety and health, plant closings and mass layoffs, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes (collectively, the “Employment Laws”), (ii) there have been no pending or, to the knowledge of the Company, threatened complaints against the Company or its Subsidiaries regarding unfair labor practices before any Governmental Authority, (iii) there has been no pending or, to the knowledge of the Company, threatened (and the Company does not otherwise reasonably anticipate), strike, labor dispute, slowdown, work stoppage or other labor stoppage or disruption with respect to the Company or any of its Subsidiaries, (iv) there have been no pending or, to the knowledge of the Company, threatened Actions against the Company or any of its Subsidiaries with respect to the Employment Laws, and (v) neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee currently self-employed or employed by another employer, or (C) any employee currently or formerly classified as exempt from any entitlement to overtime wages.

Annex A-32

(c)         Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has any “joint employer” liability with respect to any use of service providers, including any independent contractors or other Persons employed by a third-party employment agency or similar provider. Since January 1, 2022: (x) no current or former Service Provider has, to the knowledge of the Company, made written allegations of sexual harassment with potential merit against (A) any current or former officer or director of the Company or its Subsidiaries or (B) any Company employee who, directly or indirectly, supervises at least ten (10) Service Providers, and (y) neither the Company nor any of its Subsidiaries have entered into any settlement agreement as a result of any such allegations of sexual harassment or sexual misconduct by a Service Provider.

Section 5.17. Taxes.

(a)         All material Tax Returns required to be filed by the Company or any of its Subsidiaries (taking into account applicable extensions) have been timely filed, and all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects. The Company and its Subsidiaries have paid all material Taxes (whether or not shown on any Tax Return) that are due and payable by the Company and its Subsidiaries, except with respect to matters contested in good faith by appropriate proceedings, or with respect to which adequate reserves have been made in accordance with IFRS.

(b)        Except for Permitted Liens, there are no Liens for Taxes upon the property or assets of the Company or any of its Subsidiaries.

(c)         All material amounts of Taxes required to be withheld by the Company and its Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.

(d)        None of the Company or any of its Subsidiaries has received from any Governmental Authority written notice of any threatened, proposed, or assessed deficiency for any material Taxes of the Company or any of its Subsidiaries, except for such deficiencies that have been satisfied by payment, settled or withdrawn. To the knowledge of the Company, no material audit or other proceeding by any Governmental Authority is in progress with respect to any Taxes due from the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority that any such audit or proceeding is contemplated or pending.

(e)         No written claim has been made by any Governmental Authority in a jurisdiction where the Company does not pay a particular type of Tax or file a particular type of Tax Return that it is or may be required to file such type of Tax Return or pay such type of Tax in such jurisdiction. Since the later of the date of formation or acquisition by the Company, as applicable, no written claim has been made by any Governmental Authority in a jurisdiction where any Subsidiary does not pay a particular type of Tax or file a particular type of Tax Return that it is or may be required to file such type of Tax Return or pay such type of Tax in such jurisdiction.

(f)         Neither the Company nor any of its Subsidiaries has a request for a private letter ruling, a request for administrative relief, a request for technical advice or a request for a change of any method of accounting pending with any Governmental Authority. Neither the Company nor any of its Subsidiaries has extended the statute of limitations for assessment, collection or other imposition of any Tax (other than pursuant to an extension of time to file a Tax Return of not more than seven months obtained in the ordinary course of business), which extension is currently in effect.

(g)        Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing, indemnification or allocation agreement or other similar Contract, other than any customary commercial Contracts entered into in the ordinary course of business, in each case, which do not primarily relate to Taxes or (i) any such agreement solely among the Company and its Subsidiaries.

(h)        Neither the Company nor any of its Subsidiaries has ever been a member of an Affiliated Group (other than an Affiliated Group the common parent of which is the Company or any of its Subsidiaries and which consists only of the Company and its Subsidiaries). Neither the Company nor any of its Subsidiaries has liability for the Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of Applicable Law), as transferor or successor, by Contract (other than pursuant to any customary commercial Contract or Contract entered into in the ordinary course of business, in each case, which does not principally relate to Taxes) or otherwise.

Annex A-33

(i)         Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of: (i) any change in method of accounting for a taxable period ending on or prior to the Closing; (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing; (iii) any installment sale or open transaction disposition made on or prior to the Closing; or (iv) any deferred revenue or prepaid amount received on or prior to the Closing outside the ordinary course of business.

(j)         Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2), or any other transaction requiring disclosure under analogous provisions of U.S. state, local or non-U.S. law.

(k)        Neither the Company nor any of its Subsidiaries is a (i) “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, (ii) U.S. corporation under Section 7874(b) of the Code or (iii) stapled entity within the meaning of Section 269B of the Code.

(l)         Based on its current and expected income and assets (taking into account the expected cash proceeds to be received by the Company from the Transactions and the Company’s anticipated market capitalization following the Transactions) the Company believes it was not a passive foreign investment company (“PFIC”) within the meaning of Section 1297 of the Code for its taxable year ending December 31, 2023 and does not expect to be a PFIC for its taxable year ending December 31, 2024 or in the foreseeable future.

(m)       All material payments between or among the Company and any of its Subsidiaries or between or among its Subsidiaries and any material transactions between or among the Company and any of its Subsidiaries or between or among its Subsidiaries have complied with all applicable transfer pricing requirements imposed by Applicable Law, including proper documentation and reporting as required by any Applicable Law related to transfer pricing.

(n)        Merger Sub has not filed an IRS Form 8832 electing to be treated as a partnership or an entity disregarded as separate from its owner for U.S. federal income tax purposes. As of immediately prior to the Merger Effective Time, Merger Sub shall be a direct, wholly owned Subsidiary of the Company.

(o)        None of the Company and any of its Subsidiaries or predecessors by merger or consolidation has been a party to any transaction intended to qualify under Section 355 of the Code.

(p)        The prices and terms of the provision of any property or services by or to the Company or any of its Subsidiaries are arm’s length for purposes of the relevant transfer pricing laws, and all related documentation required by such laws has been timely prepared or obtained and, if necessary, retained.

(q)        Neither the Company nor any of its Subsidiaries has participated in or cooperated with, or has agreed to participate in or cooperate with, or is participating in or cooperating with, any international boycott within the meaning of Section 999 of the Code.

Section 5.18. Insurance. Section 5.18 of the Company Disclosure Schedule sets forth a true, correct and complete list of all material policies of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date of this Agreement. True, correct and complete copies of such insurance policies, together with all amendments, modifications, or supplements thereto have been provided to BSII. With respect to each such insurance policy: (a) the policy is legal, valid, binding and to the knowledge of the Company, enforceable in accordance with its terms and is in full force and effect, (b) neither the Company nor any of its Subsidiaries is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and to the knowledge of the Company, no event has occurred which, with or without notice or the lapse of time or both, will constitute such a breach or default, or permit termination or modification, under the policy, (c) to the knowledge of the Company, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, (d) no written notice of cancellation, termination, non-renewal, disallowance or reduction in coverage has been received (or, to the Company’s knowledge, threatened), nor has there been any lapse in coverage since January 1, 2022 and (e) there are no material claims by the Company nor any of its Subsidiaries pending under any of the insurance policies as to which coverage has been denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights. Neither the Company nor any of its Subsidiaries have any material self-insurance programs. To the knowledge of the Company, there is no fact, condition, situation or set of circumstances (including the consummation of the transactions

Annex A-34

contemplated hereby) that could reasonably be expected to result in or be the basis for any material premium increase with respect to, or material alteration of coverage under, any insurance policy. The insurance policies are with reputable insurance carriers and provide coverage to the Company and its Subsidiaries against all risk of the businesses of the Company and its Subsidiaries that to the knowledge of the Company are reasonable and appropriate considering the business of the Company and its Subsidiaries (including the Contracts to which they are bound).

Section 5.19. Real Property; Assets.

(a)         Except as would not have a material adverse effect on the business of the Company and its Subsidiaries, taken as a whole, the Company and/or its Subsidiaries own and possess good and marketable fee simple, or local equivalent, title in and to that certain real property described on Schedule 5.19(a) of the Company Disclosure Schedule, in each case, free and clear of all Liens except Permitted Liens (the “Owned Real Property”), and none of the Owned Real Property is subject to or encumbered by any option, right of first refusal or other contractual right or obligation to sell, lease, sublease, assign or otherwise dispose of such Owned Real Property.

(b)        Section 5.19(b) of the Company Disclosure Schedule (i) correctly describes, as of the date hereof, all real property that the Company and its Subsidiaries lease, sublease, use, license or operate and (ii) contains a complete and accurate list of Leased Real Property. The Owned Real Property and the Leased Real Property constitute all of the real property occupied or operated by the Company and its Subsidiaries in connection with their business.

(c)         Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (A) each lease related to the Leased Real Property to which the Company or any of its Subsidiaries is a party is a legal, valid, binding and enforceable obligation of the Company or its Subsidiaries party thereto, and to the knowledge of the Company, the counterparties thereto, and is in full force and effect, (B) the Company and its Subsidiaries have valid leasehold interests in, and enjoy undisturbed possession of, all Leased Real Property, and (C) neither the Company nor any of its Subsidiaries is in breach or default under any such lease, and no condition exists which (with or without notice or lapse of time or both) would constitute a default by the Company or any of its Subsidiaries thereunder or, to the knowledge of the Company, by the other parties thereto.

(d)        Neither the Company nor any of its Subsidiaries have subleased or otherwise granted any Person the right to use or occupy any Leased Real Property, which is still in effect, that involve aggregate payments of $4,000,000 in any calendar year. Neither the Company nor any of its Subsidiaries have mortgaged, deeded in trust, collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein, which is still in effect. Except for Permitted Liens, there exist no Liens affecting all or any portion of the Leased Real Property created by, through or under the Company or any of its Subsidiaries.

(e)         There are no pending or, to the knowledge of the Company, threatened (i) Actions or other proceedings to take all or any portion of the Leased Real Property or any interests therein by eminent domain or any condemnation proceeding (or the jurisdictional equivalent thereof) or (ii) sales or dispositions in relation to any such Action or proceeding. There is no purchase option, right of first refusal, first option or other similar right held by the Company or any of its Subsidiaries with respect to, or any real estate, building or other improvement affected by, any portion of the Leased Real Property.

(f)         The Company and its Subsidiaries have good title to, or in the case of leased properties and assets, have valid leasehold interests in, all of the property and assets (whether personal, tangible or intangible) reflected on the Company Financial Statements or acquired by the Company and its Subsidiaries after June 30, 2024, except for properties, assets and rights sold since June 30, 2024 in the ordinary course of business (or, with respect to such properties and assets sold after the date of this Agreement, as permitted pursuant to Section 7.01) or where the failure to have such good title or valid leasehold interests would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

Section 5.20. Environmental Matters.

(a)         Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect: (A) the Company and its Subsidiaries are, and at all times since their respective dates of incorporation, organization, or formation have been, in compliance with all Environmental Laws, and (B) there are no existing facts or circumstances which would reasonably be expected to prevent such compliance in the future and all Permits held by the Company pursuant to applicable Environmental Laws (if any) are in full force and effect and no appeal or any other Action is pending to revoke or modify any such Permit.

Annex A-35

(b)        No notice of violation, demand, request for information, citation, summons or order has been received by the Company relating to or arising out of any Environmental Laws, other than those relating to matters that have been fully resolved or that remain pending and, if adversely determined, would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(c)         Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has agreed to indemnify any other Person against liability under Environmental Laws, or to assume or undertake any liability of another Person under Environmental Laws (other than pursuant to any customary commercial Contract entered into in the ordinary course of business which does not principally relate to Environmental Laws and which is not in respect of any material liability or potential liability under Environmental Laws).

(d)        Copies of all material written reports (in the case of reports with multiple drafts or versions, the final draft or version), notices of violation, orders, audits, assessments and all other material environmental reports, in the possession, custody or control of the Company or its Subsidiaries, relating to environmental conditions in, on or about the Leased Real Property or to the Company’s or its Subsidiaries’ compliance with Environmental Laws have been made available to BSII.

Section 5.21. Affiliate Transactions. Except for any Company Benefit Plan (including any employment or stock appreciation rights agreements entered into in the ordinary course of business by the Company or any of its Subsidiaries) or as set forth in Section 5.21 of the Company Disclosure Schedule, no (a) Company Shareholder, (b) former or current director, officer, manager, employee, authorized representative, indirect or direct equityholder, optionholder or member of the Company or any of its Subsidiaries or (c) any Affiliate or “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Securities Exchange Act of 1934), of any Person described in the foregoing clauses (a) or (b), in each case, other than the Company or any of its Subsidiaries (each a “Related Party”), is (i) a party to any Contract or business arrangement with the Company or any of its Subsidiaries, (ii) provides any services to, or is owed any money by or owes any money to, or has any claim or right against, the Company or any of its Subsidiaries (other than, in each case, compensation for services performed by a Person as director, officer, service provider or employee of the Company or any of its Subsidiaries and amounts reimbursable for routine travel and other business expenses in the ordinary course of business), or (iii) directly or indirectly owns, or otherwise has any right, title or interest in, to or under, any tangible or intangible property, asset, or right that is, has been, or is currently planned to be used by the Company or any of its Subsidiaries, in each of clauses (i) through (iii) in excess of $4,000,000.

Section 5.22. Vendors. Section 5.22 of the Company Disclosure Schedule sets forth a complete and accurate list of the Top Vendors, and the amount of consideration paid to such suppliers for such period. Since June 30, 2024, no Top Vendor has cancelled, terminated, reduced or altered (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid, as the case may be) its business relationship with the Company or any of its Subsidiaries other than due to the expiration of an existing contractual arrangement, and the Company has not received a written notice from any of the Top Vendors stating the intention of such Person to do so.

Section 5.23. Customers. Section 5.23 of the Company Disclosure Schedule sets forth a complete and accurate list of the Top Customers, and the revenue generated from such customers for such period. Since June 30, 2024, no Top Customer has cancelled, terminated, reduced or altered (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid, as the case may be) its business relationship with the Company or any of its Subsidiaries other than due to the expiration of an existing contractual arrangement, and the Company has not received a written notice from any of the Top Customers stating the intention of such Person to do so.

Section 5.24. Certain Business Practices; Anti-Corruption; Anti-Money Laundering and Sanctions.

(a)         The Company and its Subsidiaries, and to the knowledge of the Company, each of the Company’s and its Subsidiaries’ respective officers, directors, employees, agents, representatives or other Persons acting on its behalf, have in the past five years complied with, are and will be in compliance with Anti-Corruption Laws.

Annex A-36

(b)        Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any of the Company’s or its Subsidiaries’ respective officers, directors, employees, agents, representatives or other Persons acting on behalf of the Company or its Subsidiaries, in the past five years (i) has offered, promised, given or authorized the giving of money or anything else of value, whether directly or through another Person, to (A) any Government Official or (B) any other Person with the knowledge that all or any portion of the money or thing of value will be offered or given to a Government Official, in each of the foregoing clauses (A) and (B) for the purpose of influencing any action or decision of the Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, inducing the Government Official to use his or her influence with any Governmental Authority to affect or influence any official act, or otherwise obtaining an improper advantage; or (ii) has made or will make or authorize any other Person to make any payments or transfers of value which have the purpose or effect of commercial bribery, or acceptance or acquiescence in kickbacks or other unlawful or improper means of obtaining or retaining business. For purposes of the foregoing clauses (A) and (B), a Person shall be deemed to have “knowledge” with respect to conduct, circumstances or results if such Person is aware of (i) the existence of or (ii) a high probability of the existence of such conduct, circumstances or results.

(c)         The Company and each of its Subsidiaries has maintained and currently maintains (i) books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of each of the Company and its Subsidiaries were, have been and are executed only in accordance with management’s general or specific authorization.

(d)        The Company and each of its Subsidiaries has in place policies, procedures and controls that are reasonably designed to promote and ensure compliance with Anti-Corruption Laws.

(e)         To the knowledge of the Company, none of the Company’s nor any of its Subsidiaries’ respective beneficial owners, officers, directors, employees, agents, representatives or other persons acting on their behalf is or was a Government Official having the power to decide on policies affecting the Company’s operations or a close family member of such Government Official.

(f)         To the knowledge of the Company, no Governmental Authority is investigating or has in the past five years conducted, initiated or threatened any investigation of the Company or any of its Subsidiaries, or the Company’s or its Subsidiaries’ respective officers, directors or employees for alleged violation of Anti-Corruption Laws in connection with activities relating to the Company or any of its Subsidiaries.

(g)        Neither the Company nor any of its Subsidiaries, nor any of the Company’s or its Subsidiaries’ Affiliates, nor to the knowledge of the Company, any of the Company’s or its Subsidiaries’ directors, officers, employees, agents, representatives or other Persons acting on its behalf, is, or is owned or controlled by one or more Persons that are: (i) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the Crimea Region of Ukraine, Cuba, Iran, North Korea, and Syria) (collectively, the “Sanctioned Territories”) or has conducted business with any Person or entity, or any of its officers, directors, employees, agents, representatives or other Persons acting on its behalf, that is (i) the subject of any Sanctions, or (ii) located, organized or resident in any of the Sanctioned Territories.

(h)        The operations of the Company and each of its Subsidiaries are and have been conducted at all times in the past five years in compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and its Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Anti-Money Laundering Laws”), and no Action involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the Company’s knowledge, threatened; provided, however, that in respect of those of the Company’s Subsidiaries that have been acquired by the Company during the past five years, in relation to the operations of such Subsidiaries prior to acquisition, the foregoing representation is given to the knowledge of the Company, having conducted reasonable and customary due diligence in respect of such Subsidiary.

Annex A-37

(i)         There are no (i) claims, damages, liabilities, obligations, losses, penalties, actions, judgments and/or written allegations asserted against, paid or payable by the Company or each of its Subsidiaries, or any of their directors, officers, employees, agents, representatives or other Persons acting on their behalf in relation to the conduct of the business by such Company or Subsidiaries in connection with non-compliance with any applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions by such Person, or (ii) completed, outstanding or to the knowledge of the Company, threatened investigations (whether by the Company or each of its Subsidiaries, any third parties or Governmental Authority) involving possible non-compliance with applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions by any directors, officers, employees, agents, representatives of the Company or each of its Subsidiaries or other Persons acting on their behalf. To the knowledge of the Company, there are no circumstances which may be reasonably expected to give rise to any such claims, damages, liabilities, obligations, losses, penalties, actions, judgments, allegations and/or investigations.

Section 5.25. Registration Statement and Proxy Statement. On the date of any filing pursuant to Rule 424(b), the date that the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to BSII Shareholders, and at the time of the BSII Extraordinary General Meeting, assuming the disclosures of BSII and Affiliates contained in the Registration Statement and Proxy Statement (together with any amendments or supplements thereto) are true, correct and complete, none of the information furnished by or on behalf of the Company or Merger Sub in writing specifically for inclusion in the Registration Statement or Proxy Statement will include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions will comply in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be.

Section 5.26. Bankruptcy, Insolvency or Judicial Composition Proceedings. To the knowledge of the Company, no bankruptcy, insolvency or judicial composition proceedings concerning the Company or any of its Subsidiaries have been applied for. To the knowledge of the Company, no circumstances exist which would require an application for any bankruptcy, insolvency or judicial composition proceedings concerning the Company or any of its Subsidiaries. No steps have been taken by the Company or any of its Subsidiaries or proposed by or to the Company or any of its Subsidiaries for the winding-up, bankruptcy, administration, insolvency or dissolution of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due and neither the Company nor any of its Subsidiaries has stopped paying its debts when due or indicated in writing an intention to do so.

Section 5.27. Brokers’ Fees. Section 5.27 of the Company Disclosure Schedule sets forth each broker, finder, investment banker, intermediary or other Person that is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates.

Section 5.28. No Additional Representations and Warranties; No Outside Reliance. Except for the representations and warranties provided in this Article 5, and the representations and warranties as may be provided in the Ancillary Agreements, neither the Company nor any of their respective Subsidiaries or Affiliates, nor any of their respective directors, managers, officers, employees, equity holders, partners, members, advisors, agents or representatives has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating to or with respect to this Agreement or the transactions contemplated hereby or thereby to BSII. Neither the Company nor any of their respective Subsidiaries or Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members, advisors, agents or representatives has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating or with respect to any financial information, financial projections, forecasts, budgets or any other document or information made available to BSII or any other Person (including information provided in any formal or informal management presentation) except for the representations and warranties made by the Company to BSII in this Article 5 and the representations and warranties as may be provided in the Ancillary Agreements. Each of the Company and its Subsidiaries hereby expressly disclaims any representations or warranties other than those expressly given by the Company in this Article 5 and as may be provided in the Ancillary Agreements. The Company and Merger Sub acknowledge and agree that, except for the representations and warranties contained in Article 6 or the Ancillary Agreements, neither BSII nor any of its Affiliates nor any other Person has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any information, data, or statement regarding BSII or the transactions contemplated hereunder or thereunder, including in respect of

Annex A-38

BSII, the business, the operations, prospects, or condition (financial or otherwise), or the accuracy or completeness of any document, projection, material, statement, or other information not expressly set forth in Article 6 or the Ancillary Agreements. None of the Company and Merger Sub is relying on any representations or warranties other than those representations or warranties set forth in Article 6 or the Ancillary Agreements. Notwithstanding the foregoing, nothing in this Section 5.28 shall limit BSII’s remedies in the event of fraud.

ARTICLE 6
Representations and Warranties of BSII

Except as set forth in the BSII Disclosure Schedule (subject to Section 12.14) or in any publicly available SEC Document filed by BSII no later than 5:30 p.m. on the day immediately before the date of this Agreement (other than disclosures in the “Risk Factors” or “Forward Looking Statements” of any such SEC Document and other disclosures to the extent that such disclosure is predictive or forward-looking in nature, except for any specific factual information contained therein, which shall not be excluded), BSII represents and warrants to the Company as of the date hereof and as of the Closing as follows:

Section 6.01. Corporate Organization.

(a)         BSII has been duly incorporated and is validly existing and in good standing under the laws of the Cayman Islands, and has all requisite corporate or similar organizational power and authority to own or lease its properties and to conduct its business as it is now being conducted.

(b)        A true and complete copy of the BSII Governing Document has been made available by BSII to the Company. The BSII Governing Document is in full force and effect and BSII is not in violation of any of the provisions thereof.

(c)         BSII is duly licensed or qualified and, where applicable, in good standing as a foreign company or other entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified would not reasonably be expected to have a BSII Material Adverse Effect.

(d)        BSII has no Subsidiaries, and does not own, directly or indirectly, any Equity Securities or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. BSII is not obligated to make any investment in or capital contribution to or on behalf of any other Person.

Section 6.02. Corporate Authorization.

(a)         BSII has all requisite corporate or similar organizational power and authority to execute and deliver this Agreement and each Ancillary Agreement to which BSII is (or is specified to be) a party and, subject to obtaining the BSII Shareholder Approval, to perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and each Ancillary Agreement to which BSII is (or is specified to be) a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized and approved by the BSII Board, and no other corporate or similar organizational action on the part of BSII or any holders of any Equity Securities of BSII is necessary to authorize the execution and delivery by BSII of this Agreement or the Ancillary Agreements to which BSII is (or is specified to be) a party, the performance by BSII of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, other than the BSII Shareholder Approval. This Agreement has been duly and validly executed and delivered by BSII and, assuming this Agreement constitutes a legal, valid and binding obligation of the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of BSII, enforceable against BSII in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. Each Ancillary Agreement to which BSII is (or is specified to be) a party, when executed and delivered by BSII, will be duly and validly executed and delivered by BSII, and, assuming such Ancillary Agreement constitutes a legal, valid and binding obligation of the other parties thereto, will constitute a legal, valid and binding obligation of BSII, enforceable against BSII in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Annex A-39

(b)        The BSII Shareholder Approval is the only vote of any of BSII’s share capital necessary in connection with the entry into this Agreement by BSII, and the consummation of the transactions contemplated hereby, including the Closing.

(c)         At a meeting duly called and held, the BSII Board has unanimously: (i) approved this Agreement, the Ancillary Agreements to which BSII is a party and the Transactions, (ii) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the BSII Shareholders; (iii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account, as applicable; (iv) approved the Transactions as a Business Combination; and (v) resolved to recommend to the Pre-Closing BSII Holders approval of the Transaction Proposals (the “BSII Board Recommendation”).

Section 6.03. Governmental Authorizations; Consents. Assuming the representations and warranties of the Company and Merger Sub contained in this Agreement are true, correct and complete, no consent, approval or authorization of, or designation, declaration, filing, notice or action with, any Governmental Authority or other Person is required on the part of BSII with respect to BSII’s execution, delivery and performance of this Agreement or any Ancillary Agreement to which BSII is (or is specified to be) a party or the consummation of the transactions contemplated hereby or thereby, except for (a) the filing of the Plan of Merger and related documentation with the Cayman Islands Registrar of Companies and the publication of notification of the Merger in the Cayman Islands Government Gazette in accordance with the Cayman Islands Companies Act, (b) the declaration of effectiveness of the Registration Statement and the Proxy Statement by the SEC, (c) the BSII Shareholder Approval, or (d) any consents, approvals, authorizations, designations, filings, notices or actions, the absence of which would not reasonably be expected to be, individually or in the aggregate, material to BSII, taken as a whole.

Section 6.04. Noncontravention. The execution, delivery and performance of this Agreement and each Ancillary Agreement to which BSII is (or is specified to be) a party by BSII and the consummation of the transactions contemplated hereby and thereby do not and will not (a) contravene, conflict with or violate any provision of, or result in the breach of, any Applicable Law, or the BSII Governing Document, (b) assuming the receipt of the consents, approvals, authorizations and other requirements set forth in Section 6.03, conflict with, violate or result in a breach of any term, condition or provision of any material Contract to which BSII is a party or by which BSII is bound, or terminate or result in a default under, or require any consent, notice or other action by any Person under (with or without notice or lapse of time, or both) or the loss of any right under, or create any right of termination, acceleration or cancellation of any such material Contract, or (c) result in the creation of any Lien (except for Permitted Liens) upon any of the properties or assets of BSII or constitute an event which, after notice or lapse of time or both, would reasonably be expected to result in any such violation, breach, termination or creation of a Lien, except in each case of clauses (a), (b) and (c) above to the extent that the occurrence of each of the foregoing would not reasonably be expected to have a BSII Material Adverse Effect.

Section 6.05. Litigation and Proceedings. There are no Actions or, to the knowledge of BSII, investigations pending before or by any Governmental Authority or, to the knowledge of BSII, threatened, against BSII or any of its properties or assets, or, to the knowledge of BSII, any of its directors or employees, in their capacity as such, that would reasonably be expected to have, individually or in the aggregate, a BSII Material Adverse Effect or which in any manner challenges or seeks to prevent or enjoin the transactions contemplated hereby. There is no unsatisfied judgment or any open injunction binding upon BSII. Neither BSII nor any property or asset of BSII has been subject to any Governmental Order that would reasonably be expected to have a BSII Material Adverse Effect.

Section 6.06. BSII Capitalization.

(a)         As of the date hereof, the authorized share capital of BSII consists of (i) 150,000,000 BSII Class A Ordinary Shares, of which 15,300,000 BSII Class A Ordinary Shares are issued and outstanding (assuming the full separation of the BSII Units), (ii) 15,000,000 BSII Class B Ordinary Shares, of which 3,825,000 BSII Class B Ordinary Shares are issued and outstanding, and (iii) 1,500,000 preference shares of BSII, par value $0.0001 per share, of which no preference shares are issued and outstanding. As of the date hereof, there are issued and outstanding BSII Warrants in respect of 16,220,000 BSII Class A Ordinary Shares (assuming the full separation of the BSII Units), which will entitle the holders thereof to purchase BSII Ordinary Shares at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable warrant agreement. All of the issued and outstanding BSII Ordinary Shares (i) have been duly authorized and validly issued and are fully paid and

Annex A-40

non-assessable and are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or similar rights, and (ii) are free and clear of all Liens and other restrictions (including any restriction on the right to vote, sell or otherwise dispose of such Equity Securities).

(b)        Except for the BSII Ordinary Shares and the BSII Warrants as set forth in Section 6.06(a), there are no Equity Securities of BSII. Other than the BSII Shareholder Redemption Right, there are no outstanding contractual obligations of BSII to repurchase, redeem or otherwise acquire any Equity Securities of BSII.

Section 6.07. Undisclosed Liabilities. There is no material liability, debt or obligation of BSII, except for liabilities, debts and obligations (i) reflected or reserved for on BSII’s balance sheet for the quarterly period ended June 30, 2024 as reported on Form 10-Q or disclosed in the notes thereto, (ii) that have arisen since June 30, 2024 in the ordinary course of the operation of business of BSII or (iii) incurred in connection with the Transactions.

Section 6.08. BSII SEC Documents; Controls.

(a)         BSII has timely filed or furnished with the SEC all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (such forms, reports, schedules, and statements other than the Proxy Statement and the Registration Statement, the “SEC Documents”). As of their respective filing (or furnishing) dates, each of the SEC Documents, as amended (including all exhibits and schedules thereto and documents incorporated by reference therein), complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Documents, and none of the SEC Documents contained, when filed or, if amended prior to the date hereof, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the SEC Documents are the subject of ongoing SEC review or outstanding SEC comment and, to BSII’s knowledge, neither the SEC nor any other Governmental Authority is conducting any investigation or review of any SEC Document. No written notice of any SEC review or investigation of BSII or the SEC Documents has been received by BSII.

(b)        The financial statements of BSII included in the SEC Documents, including all notes and schedules thereto, complied in all material respects when filed, or if amended prior to the date hereof, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except as may be indicated in the notes thereto, or in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with the applicable requirements of GAAP (except as may be indicated in the notes thereto, subject, in the case of the unaudited statements, to normal year-end audit adjustments that are not material) the financial position of BSII, as of their respective dates, and the results of operations and cash flows of BSII, for the periods presented therein.

(c)         BSII has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act and the listing standards of the Qualified Stock Exchange). BSII’s disclosure controls and procedures are (i) designed to provide reasonable assurance regarding the reliability of BSII’s financial reporting and the preparation of financial statements for external purposes in material conformity with GAAP and (ii) reasonably designed to ensure that material information relating to BSII is accumulated and communicated to BSII’s management as appropriate. Since BSII’s formation, there have been no significant deficiencies or material weakness in BSII’s internal control over financial reporting (whether or not remediated) and no change in BSII’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, BSII’s internal control over financial reporting.

Section 6.09. Listing. As of the date hereof, the issued and outstanding BSII Units, BSII Class A Ordinary Shares and BSII Warrants issued as part of the BSII Units are each registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbols “BSIIU,” “BSII” and “BSIIW” respectively. As of the date hereof, BSII is in compliance with the rules of the Nasdaq and there is no Action pending, or to the knowledge of BSII, threatened against BSII by the Nasdaq or the SEC with respect to any intention by such entity to deregister BSII Units, BSII Class A Ordinary Shares or BSII Warrants or prohibit or terminate the listing of BSII Units, BSII Class A Ordinary Shares or BSII Warrants on the Nasdaq. BSII has not taken any action in an attempt to terminate the registration of BSII Units, BSII Ordinary Shares or BSII Warrants under the Exchange Act except as contemplated by this Agreement.

Annex A-41

Section 6.10. Registration Statement and Proxy Statement. On the date of any filing pursuant to Rule 424(b) and/or pursuant to Section 14A is declared effective, the date the Proxy Statement is first mailed to BSII Shareholders, and at the time of the BSII Extraordinary General Meeting, assuming the disclosures of the Company and its subsidiaries and Affiliates contained in the Registration Statement and Proxy Statement (together with any amendments or supplements thereto) are true, correct and complete, none of the information furnished by or on behalf of BSII in writing specifically for inclusion in the Registration Statement or Proxy Statement will include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. All documents that BSII is responsible for filing with the SEC in connection with the Transactions will comply in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be.

Section 6.11. Trust Account. As of the date of this Agreement, BSII has (and, if no holders of BSII Ordinary Shares exercise the BSII Shareholder Redemption Right, will have immediately prior to the Closing) at least $153,000,000 in the Trust Account, with such funds invested in United States government securities within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) or in money market funds meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 promulgated under the Investment Company Act (or any successor rule), held as uninvested cash or deposited into interest bearing or non-interest bearing demand deposit accounts and held in trust by the Trustee pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of BSII and the Trustee, enforceable in accordance with its terms. The Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and (except for the Trust Agreement) there are no agreements, contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (a) cause the description of the Trust Agreement in the Prospectus to be inaccurate in any material respect or (b) entitle any Person (other than (x) holders of BSII Ordinary Shares who shall have exercised their BSII Shareholder Redemption Right and (y) any underwriters in connection with BSII’s initial public offering which may be entitled to deferred underwriting discounts and commissions specified in the Prospectus) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except (i) to pay Taxes from any interest income earned in the Trust Account, (ii) to redeem BSII Class A Ordinary Shares pursuant to the BSII Shareholder Redemption Right, and (iii) as permitted under the Trust Agreement. BSII has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and, to the knowledge of BSII, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. There are no Actions pending or, to the knowledge of BSII, threatened with respect to the Trust Account.

Section 6.12. Absence of Certain Changes. Since its formation through the date of this Agreement, BSII has not (a) conducted business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the Prospectus (including the investigation of the Company and its Subsidiaries and the negotiation and execution of this Agreement) and related activities and (b) been subject to a BSII Material Adverse Effect. Except as set forth in BSII’s SEC reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since June 30, 2024, through the date of this Agreement, there has not been any action taken or agreed upon by BSII that would be prohibited by Section 8.01 if such action were taken on or after the date hereof without the consent of the Company.

Section 6.13. Compliance with Laws; Permits. BSII is, and since its date of formation has been, in compliance with Applicable Law in all material respects, except as would not reasonably be expected to have a BSII Material Adverse Effect. Since BSII’s date of formation, (a) BSII has not been subjected to, or received any notification from, any Governmental Authority of a violation of any Applicable Law or any investigation by a Governmental Authority for actual or alleged violation of any Applicable Law, (b) to the knowledge of BSII, no claims have been filed against BSII with any Governmental Authority alleging any material failure by BSII to comply with any Applicable Law, and (c)      BSII has not made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Applicable Law.

Annex A-42

Section 6.14. Contracts. Other than this Agreement, the Ancillary Agreements or any Contracts that are exhibits to the SEC Documents, there are no Contracts to which BSII is a party or by which BSII’s properties or assets may be bound, subject or affected, which (a) creates or imposes a liability greater than $50,000, (b) may not be cancelled by BSII on less than 60 days’ prior notice without payment of a material penalty or termination fee or (c) prohibits, prevents, restricts or impairs in any material respect any business practice of BSII as its business is currently conducted, any acquisition of material property by BSII, or restricts in any material respect the ability of BSII from engaging in business as currently conducted by it or from competing with any other Person (each such contract, a “BSII Material Contract”). All BSII Material Contracts have been made available to the Company.

Section 6.15. Employees and Employee Benefits Plans. BSII does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any liability under any employee benefit plans. Neither the execution and delivery of this Agreement or the other Ancillary Agreements nor the consummation of any Transactions will: (a) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of BSII; or (b) result in the acceleration of the time of payment or vesting of any such benefits. Other than reimbursement of any out-of-pocket expenses incurred by BSII’s officers and directors in connection with activities on BSII’s behalf in an aggregate amount not in excess of the amount of cash held by BSII outside of the Trust Account, BSII has no unsatisfied material liability with respect to any officer or director.

Section 6.16. Properties. BSII does not own, license or otherwise have any right, title or interest in any material Intellectual Property rights (other than trademarks). BSII does not own, or otherwise have an interest in, any real property, including under any real property lease, sublease, space sharing, license or other occupancy agreement.

Section 6.17. Affiliate Transactions. Except for equity ownership or employment relationships (including any employment or similar Contract) expressly contemplated by this Agreement, any non-disclosure or confidentiality Contract entered into in connection with the “wall-crossing” of BSII Shareholders, any Ancillary Agreement or any Contract that is an exhibit to the SEC Documents or described therein, (a) there are no transactions or Contracts, or series of related transactions or Contracts, between BSII, on the one hand, and any director or officer of BSII, Sponsor, any beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5% or more of the BSII Ordinary Shares or, to the knowledge of BSII, any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, nor is any Indebtedness owed by or to BSII, on the one hand, to or by Sponsor or any such director, officer, beneficial owner, associate or immediate family member, on the other hand, and (b) none of the officers or directors (or members of a similar governing body) of BSII, Sponsor, any beneficial owner of 5% or more of the BSII Ordinary Shares or, to the knowledge of BSII, their respective “associates” or “immediate family members” owns directly or indirectly in whole or in part, or has any other material interest in, (i) any material tangible or real property that BSII uses, owns or leases (other than through any Equity Securities of BSII) or (ii) any customer, vendor or other material business relation of BSII or Sponsor, in each of clauses (i) and (ii) in excess of $4,000,000.

Section 6.18. Taxes.

(a)         All material Tax Returns required to be filed by BSII (taking into account applicable extensions) have been timely filed in all material respects, and all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects.

(b)        BSII has paid all material Taxes (whether or not shown on any Tax Return) that are due and payable by BSII, except with respect to matters contested in good faith by appropriate proceedings and with respect to which adequate reserves have been made in accordance with GAAP.

(c)         Except for Permitted Liens, there are no Liens for Taxes upon the property or assets of BSII.

(d)        All material amounts of Taxes required to be withheld by BSII have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.

(e)         BSII has not received from any Governmental Authority written notice of any threatened, proposed, or assessed deficiency for any material Taxes of BSII, except for such deficiencies that have been satisfied by payment, settled or withdrawn. To the knowledge of BSII, no material audit or other proceeding by any

Annex A-43

Governmental Authority is in progress with respect to any material Taxes due from BSII, and BSII has not received written notice from any Governmental Authority that any such audit or proceeding is contemplated or pending.

(f)         No written claim has been made by any Governmental Authority in a jurisdiction where BSII does not pay a particular type of Tax or file a particular type of Tax Return that it is or may be required to file such type of Tax Return or pay such type of Tax in such jurisdiction.

(g)        BSII does not have a request for a private letter ruling, a request for administrative relief, a request for technical advice or a request for a change of any method of accounting pending with any Governmental Authority. BSII has not extended the statute of limitations for assessment, collection or other imposition of any material amount of Tax (other than pursuant to an extension of time to file a Tax Return of not more than seven months obtained in the ordinary course of business), which extension is currently in effect.

(h)        BSII is not a party to or bound by any Tax sharing, indemnification or allocation agreement or other similar Contract, other than any customary commercial Contracts entered into in the ordinary course of business, in each case, which do not primarily relate to Taxes.

(i)         BSII has never been a member of an Affiliated Group. BSII does not have liability for the Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of Applicable Law), as transferor or successor, by Contract (other than pursuant to any customary commercial Contract or Contract entered into in the ordinary course of business, in each case, which does not principally relate to Taxes) or otherwise.

(j)         BSII will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of: (i) any change in method of accounting for a taxable period ending on or prior to the Closing; (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing; (iii) any installment sale or open transaction disposition made on or prior to the Closing; or (iv) any deferred revenue or prepaid amount received on or prior to the Closing outside the ordinary course of business.

(k)        BSII is not a (i) “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, (ii) U.S. corporation under Section 7874(b) of the Code or (iii) stapled entity within the meaning of Section 269B of the Code.

(l)         BSII has not been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2), or any other transaction requiring disclosure under analogous provisions of U.S. state, local or non-U.S. law.

Section 6.19. Certain Business Practices; Anti-Corruption; Anti-Money Laundering and Sanctions.

(a)         BSII, and to the knowledge of BSII, each of BSII’s officers, directors, employees, agents, representatives or other Persons acting on its behalf, have in the past three years complied with, are and will be in compliance with Anti-Corruption Laws.

(b)        Neither BSII, nor to the knowledge of BSII, any of BSII’s officers, directors, employees, agents, representatives or other Persons acting on behalf of BSII, since incorporation (i) has offered, promised, given or authorized the giving of money or anything else of value, whether directly or through another Person, to (A) any Government Official or (B) any other Person with the knowledge that all or any portion of the money or thing of value will be offered or given to a Government Official, in each of the foregoing clauses (A) and (B) for the purpose of influencing any action or decision of the Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, inducing the Government Official to use his or her influence with any Governmental Authority to affect or influence any official act, or otherwise obtaining an improper advantage; or (ii) has made or will make or authorize any other Person to make any payments or transfers of value which have the purpose or effect of commercial bribery, or acceptance or acquiescence in kickbacks or other unlawful or improper means of obtaining or retaining business. For purposes of the foregoing clauses (A) and (B), a Person shall be deemed to have “knowledge” with respect to conduct, circumstances or results if such Person is aware of (i) the existence of or (ii) a high probability of the existence of such conduct, circumstances or results.

Annex A-44

(c)         BSII has maintained and currently maintains (i) books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of BSII, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of BSII were, have been and are executed only in accordance with management’s general or specific authorization.

(d)        BSII has in place policies, procedures and controls that are reasonably designed to promote and ensure compliance in all material respects with Anti-Corruption Laws.

(e)         To the knowledge of BSII, none of BSII’s beneficial owners, officers, directors, employees, agents, representatives or other persons acting on their behalf is or was a Government Official having the power to decide on policies affecting the Company’s operations or a close family member of such Government Official.

(f)         To the knowledge of BSII, no Governmental Authority is investigating or has since BSII’s incorporation conducted, initiated or threatened any investigation of BSII, or BSII’s officers, directors or employees for alleged violation of Anti-Corruption Laws in connection with activities relating to BSII.

(g)        Neither BSII, nor any of BSII’s Affiliates, nor to the knowledge of BSII, any of BSII’s directors, officers, employees, agents or representatives or other Persons acting on its behalf, is, or is owned or controlled by one or more Persons that are: (i) the subject of any Sanctions, or (ii) located, organized or resident in the Sanctioned Territories or has conducted business with any Person or entity, or any of its officers, directors, employees, agents, representatives or other Persons acting on its behalf that is (i) the subject of any Sanctions, or (ii) located, organized or resident in any of the Sanctioned Territories.

(h)        The operations of BSII are and have been conducted at all times in material compliance with Anti-Money Laundering Laws, and no Action involving BSII with respect to the Anti-Money Laundering Laws is pending or, to BSII’s knowledge, threatened.

(i)         There are no (i) claims, damages, liabilities, obligations, losses, penalties, actions, judgments and/or written allegations asserted against, paid or payable by BSII, or any of its directors, officers, employees, agents, representatives or other Persons acting on its behalf in relation to the conduct of the business by BSII in connection with non-compliance with any applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions by such Person, or (ii) completed, outstanding or to the knowledge of BSII, threatened investigations (whether by BSII, any third parties or Governmental Authority) involving possible non-compliance with applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions by any directors, officers, employees, agents, representatives of BSII or other Persons acting on their behalf. To the knowledge of BSII, there are no circumstances which may be reasonably expected to give rise to any such claims, damages, liabilities, obligations, losses, penalties, actions, judgments, allegations and/or investigations.

Section 6.20. Independent Investigation. BSII and its Affiliates and their respective representatives have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company and its Subsidiaries, and BSII acknowledges that it and they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company and its Subsidiaries for such purpose. BSII acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated herein, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in Article 5 (including the related portions of the Company Disclosure Schedule) or of the Company or Company Shareholders set forth in the Ancillary Agreements; and (b) none of the Company, its Subsidiaries and Affiliates and their respective representatives have made any express or implied representation or warranty as to the Company and its Subsidiaries, or this Agreement, except as expressly set forth in Article 5 (including the related portions of the Company Disclosure Schedule) or in the Ancillary Agreements. Notwithstanding the foregoing, nothing in this Section 6.20 shall limit BSII’s remedies in the event of fraud.

Section 6.21. Brokers’ Fees. Except fees described on Section 6.21 of the BSII Disclosure Schedule, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by BSII or any of its Affiliates.
Annex A-45

Section 6.22. Investment Company; JOBS Act. BSII is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act. BSII constitutes an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012.

Section 6.23. No Additional Representations and Warranties; No Outside Reliance. Except for the representations and warranties provided in this Article 6, and the representations and warranties as may be provided in the Ancillary Agreements, neither BSII nor any of its directors, managers, officers, employees, equity holders, partners, members, advisors, agents or representatives has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating to or with respect to this Agreement or the transactions contemplated hereby or thereby to the Company or any Company Shareholder. Neither BSII nor any of its directors, managers, officers, employees, equityholders, partners, members, advisors, agents or representatives has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating or with respect to any information regarding BSII or otherwise, except for the representations and warranties made by BSII to the Company in this Article 6 and the representations and warranties as may be provided in the Ancillary Agreements. BSII hereby expressly disclaims any representations or warranties other than those expressly given by BSII in this Article 6 and as may be provided in the Ancillary Agreements. BSII acknowledges and agrees that, except for the representations and warranties contained in Article 5 or the Ancillary Agreements, none of the Company or any of its Subsidiaries or Affiliates nor any other Person has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any information, data, or statement regarding the Company or any of the Subsidiaries of the Company or the transactions contemplated hereunder or thereunder, including in respect of the Company, the business, the operations, prospects, or condition (financial or otherwise), or the accuracy or completeness of any document, projection, material, statement, or other information, not expressly set forth in Article 5 or the Ancillary Agreements. BSII is not relying on any representations or warranties other than those representations or warranties set forth in Article 5 or as may be provided in the Ancillary Agreements. Notwithstanding the foregoing, nothing in this Section 6.23 shall limit the Company’s remedies in the event of fraud.

ARTICLE 7
Covenants of the Company and Merger Sub

Section 7.01. Conduct of Company Business. From the date of this Agreement until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article 11 (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as set forth in the Company Disclosure Schedule, required by this Agreement, as necessary to consummate the Transactions in accordance with this Agreement and the Ancillary Agreements, as consented to by BSII in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or as required by Applicable Law, use commercially reasonable efforts to: (i) operate its business only in the ordinary course of business, (ii) preserve the business of the Company, (iii) maintain the services of its officers and key employees and its business and operations at its current business premises and offices, (iv) settle accounts payable and collect accounts receivable in the ordinary course of business, (v) maintain existing business relationships of the Company and (vi) not:

(a)         change, amend or propose to amend its Governing Documents except for any such change or amendment made to a Governing Document of a Subsidiary of the Company in the ordinary course of business and which will not have a material adverse impact on the Company’s ability to perform its obligations under this Agreement, the Ancillary Agreements or to consummate the Transactions;

(b)        directly or indirectly adjust, split, combine, subdivide, issue, pledge, deliver, award, grant, redeem, purchase or otherwise acquire or sell, or authorize or propose the issuance, pledge, delivery, award, grant or sale (including the grant of any encumbrances) of any of its Equity Securities;

(c)         take any action that would constitute or result in Leakage (other than Permitted Leakage);

(d)        other than in the ordinary course of business and except as set forth under Section 7.01(d) of the Company Disclosure Schedule, (i) modify, voluntarily terminate, permit to lapse, waive, or fail to enforce any material right or remedy under any Significant Contract, (ii) materially amend, extend or renew any Significant Contract or (iii) enter into any Significant Contract;

Annex A-46

(e)         except as required by the terms of the Company Benefit Plans in effect on the date hereof and made available to BSII (i) grant any severance, retention or termination pay to, or enter into or amend any severance, retention, termination, employment, consulting, bonus, change in control or severance agreement with, any current or former Service Provider with an annual compensation exceeding $200,000, (ii) increase the compensation or benefits provided to any current or former Service Provider with an annual compensation exceeding $200,000 other than in the ordinary course of business, (iii) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former Service Provider other than in the ordinary course of business, (iv) establish, adopt, enter into, amend, or terminate any Company Benefit Plan or Labor Contract or (v) (x) appoint any directors or hire any officers other than to fill vacancies arising due to termination of employment or resignation or (y) terminate the employment of any employees other than in the ordinary course of business for cause;

(f)         acquire (whether by merger or consolidation or the purchase of a substantial portion of the equity in or assets of or otherwise) any other Person with a purchase price exceeding $4,000,000;

(g)        (i) repurchase, prepay, redeem or incur, create, assume or otherwise become liable for Indebtedness of over $4,000,000 in the aggregate, including by way of a guarantee or an issuance or sale of debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities, or enter into any “keep well” or other analogous Contract in favor of another Person, or enter into any arrangement having the economic effect of any of the foregoing, (ii) make any loans, advances or capital contributions to, or investments in, any other Person that is not a direct or indirect wholly owned Subsidiary of the Company for an amount exceeding $2,000,000 in aggregate, or (iii) cancel or forgive any debts or other amounts owed to the Company or any of its Subsidiaries;

(h)        except in the ordinary course of business consistent with past practice, (i) make or change any material Tax election (including, for the avoidance of doubt, any entity classification election with respect to Merger Sub), (ii) adopt or change any material Tax accounting method except as required by Applicable Law, (iii) settle or compromise any material Tax liability, (iv) enter into any closing agreement within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) with respect to a material amount of Taxes, (v) enter into any Tax sharing or similar arrangement with respect to Taxes (other than any such agreement solely between the Company and its Subsidiaries or any customary commercial Contract which does not primarily relate to Taxes), (vi) file any amended material Tax Return unless required by Applicable Law, (vii) consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes, (viii) settle or consent to any claim or assessment relating to any material amount of Taxes or (ix) consent to any extension or waiver of the statute of limitations for any such claim or assessment (other than pursuant to an extension of time to file a Tax Return of not more than seven months obtained in the ordinary course of business); in each case, if such election, change, adoption, agreement, settlement, consent or other action would, individually or in the aggregate, reasonably be expected to have the effect of materially increasing the present or future Tax liability or materially decreasing any present or future Tax asset of the Company and its Affiliates (including the Company and its Subsidiaries) after the Closing Date;

(i)         except for non-exclusive licenses granted in the ordinary course of business, assign, transfer or dispose of, license, abandon, sell, lease, sublicense, modify, terminate, permit to lapse, create or incur any Lien (other than a Permitted Lien) on, or otherwise fail to take any action necessary to maintain, enforce or protect any material Owned Intellectual Property or Licensed Intellectual Property;

(j)         (i) commence, discharge, settle, compromise, satisfy or consent to any entry of any judgment with respect to any pending or threatened Action that would reasonably be expected to (A) result in any material restriction on the Company or any of its Subsidiaries, (B) result in a payment of greater than $4,000,000 in the aggregate or (C) involve any equitable remedies or admission of wrongdoing, or (ii) other than in the ordinary course of business, waive, release or assign any claims or rights of the Company and any of its Subsidiaries;

(k)        sell, lease, license, sublicense, exchange, mortgage, pledge, create any Liens (other than Permitted Liens) on, transfer or otherwise dispose of, or agree to sell, lease, license, sublicense, exchange, mortgage, pledge, transfer or otherwise create any Liens (other than Permitted Liens) on or dispose of, any material tangible or intangible assets, properties, securities, or interests of the Company or any of its Subsidiaries (other than Intellectual Property, which is addressed in Section 7.01(i)), in each case other than in the ordinary course of business;

Annex A-47

(l)         merge or consolidate itself or any of its Subsidiaries with any Person, restructure, reorganize or completely or partially liquidate or dissolve, or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(m)       make any material change in financial accounting methods, principles or practices of the Company and its Subsidiaries, except insofar as may have been required by a change in IFRS or any Applicable Law or to obtain compliance with PCAOB auditing standards;

(n)        permit any insurance policy listed in Section 5.18 of the Company Disclosure Schedule to be cancelled or terminated without using commercially reasonable efforts to prevent such cancellation or termination, other than if, in connection with such cancellation or termination, a replacement policy having comparable deductions and providing coverage substantially similar to the coverage under the lapsed policy for substantially similar or less premiums is in full force and effect;

(o)        change, in any material respect, (i) the cash management policies and procedures of the Company and its Subsidiaries or (ii) the policies and procedures of the Company and its Subsidiaries with respect to collection of accounts receivable and establishment of reserves for uncollectible amounts;

(p)        incur any capital expenditure that in aggregate exceeds $4,000,000;

(q)        materially amend or modify, or terminate, any material Permit, other than routine renewals, or fail to maintain or timely obtain any Permit that is material to the ongoing operations of the Company and its Subsidiaries, other than in the ordinary course of business; or

(r)         enter into any commitment or legally binding agreement to do any action prohibited under this Section 7.01.

Nothing contained in this Section 7.01 shall give to BSII, directly or indirectly, the right to control or direct the ordinary course of business operations of the Company or Merger Sub prior to the Closing. Prior to the Closing, each of BSII, and the Company and Merger Sub shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Applicable Law.

Section 7.02. Inspection. The Company shall, and shall cause its Subsidiaries to, afford to BSII and its officers, employees, accountants, counsel, financing sources and other representatives reasonable access during the Interim Period, during normal business hours, to all of their respective properties, books and records, Contracts, commitments, customers, vendors and other business relations and officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries as such representatives may reasonably request in connection with the consummation of this Agreement or the transactions contemplated hereby; provided that no investigation pursuant to this Section 7.02 (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Company or BSII; provided, further, that any investigation pursuant to this Section 7.02 shall be conducted in such manner as not to unreasonably interfere with the conduct of the business of the Company during normal business hours under the supervision of appropriate personnel of the Company. All requests for access to the properties, books and records of the Company and its Subsidiaries shall be made in accordance with Section 12.03.

Section 7.03. Trust Account Waiver. Notwithstanding anything to the contrary set forth in this Agreement, the Company and Merger Sub acknowledge that BSII is a blank check company with the powers and privileges to effect a Business Combination. The Company and Merger Sub further acknowledge that, as described in the prospectus dated August 27, 2024 (the “Prospectus”), substantially all of BSII’s assets consist of the cash proceeds of BSII’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in the Trust Account for the benefit of BSII, certain of its public shareholders and the underwriters of BSII’s initial public offering. The Company acknowledges that, except with respect to interest earned on the funds held in the Trust Account that may be released to BSII to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of BSII entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company and Merger Sub hereby irrevocably waive any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, contracts or agreements with BSII

Annex A-48

or any other Person; provided, however, that nothing in this Section 7.03 shall amend, limit, alter, change, supersede or otherwise modify the right of the Company and Merger Sub to (a) bring any action or actions for specific performance, injunctive and/or other equitable relief or (b) bring or seek a claim for Damages against BSII, or any of its successors or assigns, for any breach of this Agreement (but such claim shall not be against the Trust Account or any funds distributed from the Trust Account to holders of BSII Ordinary Shares in accordance with the BSII Governing Document and the Trust Agreement).

Section 7.04. Sarbanes-Oxley; Listing Standards. As soon as legally required to do so, the Company and its directors and executive officers, in their capacities as such, shall take all actions necessary to comply with any applicable provision of Sarbanes-Oxley, including Section 402 related to loans and Sections 302 and 906 related to certifications, and to comply with the rules of the Qualified Stock Exchange.

Section 7.05. Shareholder Litigation. Without limiting Section 7.01 above, in the event that any material litigation related to this Agreement, any Ancillary Agreement or the Transactions is brought, or, to the knowledge of the Company, threatened in writing, against the Company or the board of directors of the Company by any shareholder of the Company or any other Person prior to the Closing, the Company shall promptly after becoming aware of such litigation notify BSII of any such litigation and keep BSII reasonably informed with respect to the status thereof. The Company shall consider in good faith BSII’s reasonable suggestions with respect to such litigation.

Section 7.06. Non-Voting Preferred Shares. The Company shall ensure that, until the date falling 12 months after the Closing, the Company shall not make, authorize or declare any dividend distribution (whether in the form of cash or other property) to the non-voting preferred shares or amend the Company’s Governing Documents to allow such dividend distribution to the non-voting preferred shares.

ARTICLE 8
Covenants of BSII

Section 8.01. Conduct of Business. During the Interim Period, except as set forth on Section 8.01 of the BSII Disclosure Schedule, as expressly contemplated by this Agreement, as required by Applicable Law or as consented to by the Company in writing, BSII shall: (i) use commercially reasonable efforts to operate its business only in the ordinary course of business, (ii) comply with, and continue performing under the BSII Governing Document, the Trust Agreement and all other agreements or Contracts to which BSII may be party, and (iii) not:

(a)         change, amend or propose to amend (i) the BSII Governing Document or (ii) the Trust Agreement or any other agreement related to the Trust Agreement, except for any such action in connection with the BSII Shareholders’ vote on an extension of the deadline for consummating a Business Combination;

(b)        adjust, split, combine, subdivide, issue, pledge, deliver, award, grant redeem, purchase or otherwise acquire or sell, or authorize the issuance, pledge, delivery, award, grant or sale (including the grant of any encumbrances) of, any Equity Securities of BSII, other than (i) in connection with the exercise of any BSII Warrants outstanding on the date hereof, (ii) any redemption made in connection with the BSII Shareholder Redemption Right, (iii) any action in connection with the BSII Shareholders’ vote on an extension of the deadline for consummating a Business Combination, (iv) in connection with any private placement of securities conducted by BSII after the date hereof, or (v) as otherwise required by the BSII Governing Document in order to consummate the Transactions;

(c)         merge or consolidate itself with any Person, restructure, reorganize or completely or partially liquidate or dissolve, or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of BSII (other than the Merger);

(d)        make, authorize or declare any dividend (whether in the form of cash or other property) or distribution;

(e)         (i) enter into any material Contract, (ii) modify, voluntarily terminate, permit to lapse, waive, or fail to enforce any material right or remedy under any material Contract or (iii) materially amend, extend or renew any material Contract, in each case other than in the ordinary course of business;

Annex A-49

(f)         other than as expressly required by the Sponsor Support Agreement or any Ancillary Agreement, required for purposes of funding working capital of BSII, enter into, renew or amend in any material respect, any transaction or Contract with Sponsor or an Affiliate of BSII;

(g)        hire any employees or adopt any benefit plans;

(h)        acquire (whether by merger or consolidation or the purchase of a substantial portion of the equity in or assets of or otherwise) any other Person;

(i)         other than required for purposes of funding working capital of BSII, incur any Indebtedness;

(j)         make any loans, advances or capital contributions to, or investments in, any other Person;

(k)        except in the ordinary course of business consistent with past practice, (i) make or change any material Tax election, (ii) adopt or change any material Tax accounting method except as required by Applicable Law, (iii) settle or compromise any material Tax liability, (iv) enter into any closing agreement within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) with respect to a material amount of Tax, (v) enter into any Tax sharing or similar agreement with respect to Tax (other than any customary commercial Contract which does not primarily relate to Taxes), (vi) consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes, (vii) file any amended material Tax Return unless required by Applicable Law, (viii) settle or consent to any claim or assessment relating to any material amount of Taxes or (ix) consent to any extension or waiver of the statute of limitations for any such claim or assessment (other than pursuant to an extension of time to file a Tax Return of not more than seven months obtained in the ordinary course of business, in each case, if such election, change, adoption, agreement, settlement, consent or other action would, individually or in the aggregate, reasonably be expected to have the effect of materially increasing the present or future Tax liability or materially decreasing any present or future Tax asset of the Company and its Affiliates (including BSII and its Subsidiaries) after the Closing Date;

(l)         (i) commence, discharge, settle, compromise, satisfy or consent to any entry of any judgment with respect to any pending or threatened Action that would reasonably be expected to (A) result in any material restriction on the Company or the Merger Surviving Company, or (B) involve any equitable remedies or admission of wrongdoing, or (ii) waive, release or assign any of its material claims or rights;

(m)       sell, lease, license, sublicense, exchange, mortgage, pledge, create any Liens (other than Permitted Liens) on, transfer or otherwise dispose of, or agree to sell, lease, license, sublicense, exchange, mortgage, pledge, transfer or otherwise create any Liens (other than Permitted Liens) on or dispose of, any of its material tangible or intangible assets, properties, securities, or interests;

(n)        make any material change in its financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or Applicable Law;

(o)        incur any capital expenditures; or

(p)        enter into any agreement to do any action prohibited under this Section 8.01.

Nothing contained in this Section 8.01 shall give to the Company, directly or indirectly, the right to control or direct the ordinary course of business operations of BSII prior to the Closing. Notwithstanding anything to the contrary contained in this Agreement, prior to the Closing, each of BSII and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Applicable Law.

Section 8.02. Shareholder Litigation. Without limiting Section 8.01 above, in the event that any material litigation related to this Agreement, any Ancillary Agreement or the Transactions is brought, or, to the knowledge of BSII, threatened in writing, against BSII or the board of directors of BSII by any BSII Shareholders or any other Person prior to the Closing, BSII shall promptly after becoming aware of such litigation notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. BSII shall consider in good faith the Company’s reasonable suggestions with respect to such litigation.

Annex A-50

ARTICLE 9
Joint Covenants

Section 9.01. Efforts to Consummate.

(a)         Subject to the terms and conditions herein provided, each Party shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under Applicable Law and regulations to consummate and make effective as promptly as practicable the transactions contemplated hereby (including (x) the satisfaction of the closing conditions set forth in Article 10, (y) obtaining as promptly as practicable the BSII Shareholder Approval, the Company Shareholders’ Approval and all other consents, approvals, registrations, authorizations, waivers and permits necessary or advisable to be obtained from any third party or any Governmental Authorities and the expiration or termination of all applicable waiting periods under applicable Antitrust Laws necessary to consummate the transactions contemplated hereby, in each case by no later than the date falling one month after the Registration Statement shall have become effective in accordance with the Securities Act, and (z) satisfying (and making commercially reasonable arrangements with third parties in order to satisfy) the applicable initial listing requirements of the Qualified Stock Exchange and obtaining approval for listing the Company Class A Ordinary Shares (including the Company Warrant Shares) and Company Warrants on the Qualified Stock Exchange). Subject to Section 12.06, if the Transactions are consummated, the costs incurred in obtaining such consents of all Governmental Authorities, such expiration or termination of all applicable waiting periods under applicable Antitrust Laws, including any filing fees in connection with any Antitrust Law, and any fees associated with obtaining approval for listing the Company Class A Ordinary Shares (including the Company Warrant Shares) and Company Warrants on the Qualified Stock Exchange, shall be paid by the Company.

(b)        The Sponsor shall use its reasonable efforts to obtain undertakings from the Pre-Closing BSII Holders to waive and not exercise the BSII Shareholder Redemption Right in respect of their BSII Ordinary Shares. The Company shall use its reasonable best efforts to conduct and participate in investor presentations (which may be held remotely) to, and address questions from, BSII Shareholders, as the Sponsor may request for the purposes of reducing the exercise of the BSII Shareholder Redemption Right.

(c)         Each Party shall cooperate in connection with any investigation of the transactions contemplated hereby or litigation by, or negotiations with, any Governmental Authority or other Person relating to the transactions contemplated hereby or regulatory filings under Applicable Law and obtaining approval for listing the Company Class A Ordinary Shares (including the Company Warrant Shares) and Company Warrants on the Qualified Stock Exchange.

(d)        Each Party shall, in connection with the Agreement, the Ancillary Agreements and the Transactions, to the extent permitted by Applicable Law: (i) promptly notify the other Parties of, and if in writing, furnish the other Parties with copies of (or, in the case of oral communications, advise the other Parties of) any material substantive communications from or with any Governmental Authority, (ii) cooperate in connection with any proposed substantive written or oral communication with any Governmental Authority and permit the other Parties to review and discuss in advance, and consider in good faith the view of the other Parties in connection with, any proposed substantive written or oral communication with any Governmental Authority, (iii) not participate in any substantive meeting or have any substantive communication with any Governmental Authority unless it has given the other Parties a reasonable opportunity to consult with it in advance and, to the extent permitted by such Governmental Authority, gives the other Parties or their outside counsel the opportunity to attend and participate therein, (iv) furnish such other Parties’ outside legal counsel with copies of all filings and communications between it and any such Governmental Authority and (v) furnish such other Parties’ outside legal counsel with such necessary information and reasonable assistance as such other Parties’ outside legal counsel may reasonably request in connection with its preparation of necessary submissions of information to any such Governmental Authority; provided that materials required to be provided pursuant to this Section 9.01(d) may be restricted to outside legal counsel and may be redacted (A) as necessary to comply with contractual arrangements, and (B) to remove references to privileged information.

Section 9.02. Indemnification and Insurance.

(a)         The Company agrees that all rights held by each present and former director and officer of BSII to indemnification and exculpation from liabilities for acts or omissions (other than such liability (if any) that they may incur by reason of their own actual fraud) occurring at or prior to the Merger Effective Time, whether asserted

Annex A-51

or claimed prior to, at, or after the Merger Effective Time, provided in the BSII Governing Document in effect on the date of this Agreement shall survive the Merger and shall continue in full force and effect until the sixth anniversary of the Merger Effective Time. Without limiting the foregoing, the Company shall cause the Merger Surviving Company (i) to maintain for a period of not less than six years from the Merger Effective Time provisions in its Governing Documents concerning the indemnification and exculpation (including provisions relating to expense advancement) of the BSII’s former and current officers and directors that are no less favorable to those Persons than the provisions of the BSII Governing Document as of the date of this Agreement and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Applicable Law.

(b)        BSII may cause coverage to be extended under its current directors’ and officers’ liability insurance by obtaining a six year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Merger Effective Time; provided that the Company shall not be responsible for bearing any annual premium of the such insurance that exceeds 200% of the aggregate annual premium currently payable by BSII for such insurance policy. If any claim is asserted or made within such six year period, the provisions of this Section 9.02 shall be continued in respect of such claim until the final disposition thereof.

(c)         Notwithstanding anything to the contrary contained in this Agreement, this Section 9.02 shall survive the consummation of the Merger until the sixth anniversary of the Merger Effective Time and shall be binding, jointly and severally, on all successors and assigns of the Company and the Merger Surviving Company. In the event that the Company or the Merger Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Merger Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 9.02.

Section 9.03. Tax Matters.

(a)         Unless otherwise agreed by the Parties or required by Applicable Law, the Parties intend that for U.S. federal (and, as applicable, state and local) income Tax purposes, the Merger be treated as taxable exchanges of BSII Class A Ordinary Shares for Company Class A Ordinary Shares and of BSII Warrants for Company Warrants.

(b)        All transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions (“Transfer Taxes”) shall be borne by the Party responsible under Applicable Law and paid when due. The Company and BSII agree to reasonably cooperate to reduce or eliminate the amount of any such Transfer Taxes. The Party responsible under Applicable Law shall timely file all necessary Tax Returns and other documentation with respect to all Transfer Taxes.

(c)         The Parties shall cooperate fully, as and to the extent reasonably requested by the other party or its counsel, to document and support the Tax treatment of the Merger in a manner consistent with Section 9.03(a), including by providing customary representation letters, if any, in the event the Transaction is not intended to be treated as a taxable exchange. Such cooperation shall include the provision of records and information which are reasonably relevant to any such matters and within such party’s possession or obtainable without material cost or expense, and making employees or other representatives available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(d)        The Company (i) shall cause Merger Sub not to make any entity classification election to be treated as a partnership or an entity disregarded as separate from its owner for U.S. federal income tax purposes, and (ii) shall take no action that would result in Merger Sub being other than a wholly-owned direct Subsidiary of the Company. The Company shall endeavor to provide the Pre-Closing BSII Holders information that is reasonably required to make a timely and valid election as contemplated by Section 1295 of the Code (and the Treasury Regulations promulgated thereunder) with respect to BSII for the taxable year of BSII during which the Transaction occurs, in the event that BSII is considered a passive foreign investment company for such year (including through provision of the Annual Information Statement described in Treasury Regulations Section 1.1295-1(g)).

Annex A-52

Section 9.04. Proxy Statement; Registration Statement.

(a)         As promptly as reasonably practicable after the date of this Agreement, BSII and the Company shall prepare, and the Company shall file with the SEC the Registration Statement (which shall include the Company Financial Statements and the Company Pro Forma Financial Statements), in which a preliminary proxy statement in connection with the Merger to be sent to the Pre-Closing BSII Holders among other things, relating to the BSII Extraordinary General Meeting in accordance with and as required by the BSII Governing Document, Applicable Law, and any applicable rules and regulations of the SEC and the Qualified Stock Exchange (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”) for the purposes of the approval of the Transaction Proposals will be included as a prospectus. BSII and the Company shall use commercially reasonable efforts to cooperate, and cause their respective Subsidiaries, as applicable, to reasonably cooperate, with each other and their respective representatives in the preparation of the Proxy Statement and the Registration Statement. Without limiting the generality of the foregoing, as promptly as reasonably practicable after the date of this Agreement and in any event by no later than March 31, 2025, the Company shall deliver to BSII the Company Pro Forma Financial Statements and the IFRS, PCAOB-audited consolidated balance sheets and statements of income, other comprehensive loss, shareholders’ equity and cash flows as of and for the fiscal year ended December 31, 2024, together with the auditor’s report thereon (the “Company Audited FY24 Financial Statements”), which shall each comply in all material respects with applicable accounting requirements and rules and regulations of the SEC and the Securities Act applicable to the Company as a registrant under the Registration Statement. BSII and the Company shall (x) as promptly as reasonably practicable after the Company Audited FY24 Financial Statements are available, file pre-effective amendments to the Proxy Statement and Registration Statement to include the Company Audited FY24 Financial Statements and (y) use their commercially reasonable efforts to cause the Proxy Statement and the Registration Statement (as so amended) to comply with the rules and regulations promulgated by the SEC, respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy Statement and the Registration Statement, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after the filing thereof and by no later than the Effectiveness Deadline, and to keep the Registration Statement effective (1) as long as is necessary to consummate the Merger and the other Transactions and (2) until the earlier of (A) the date on which the registration statement on Form F-1 to be filed by the Company pursuant to Section 2.1.1 of the Registration Rights Agreement, registering the resale of all Company Exchange Shares, Company Exchange Warrants and Company Warrant Shares held or to be held by the Non-Public Eligible BSII Shareholders is declared effective under the Securities Act or (B) there are no Registrable Securities (as defined in the Registration Rights Agreement) outstanding; provided that, the Company and BSII shall not allow the Registration Statement to be declared effective under the Securities Act unless such Registration Statement includes the Company Audited FY24 Financial Statements.

(b)        BSII and the Company shall use commercially reasonable efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the Merger, and the Company and BSII shall promptly furnish all information concerning the Company and BSII, respectively, as may be reasonably requested in connection with any such action.

(c)         Each of BSII and the Company shall use reasonable best efforts to promptly furnish to each other party all information concerning itself, its Subsidiaries, officers, directors, managers, members and shareholders, as applicable, and such other matters, in each case, as may be reasonably necessary in connection with and for inclusion in the Proxy Statement, the Registration Statement or any other statement, filing, notice or application made by or on behalf of BSII and the Company or their respective Subsidiaries, as applicable, to the SEC or the Qualified Stock Exchange in connection with the Merger and the other transactions contemplated hereby (including any amendment or supplement to the Proxy Statement or the Registration Statement) (collectively, the “Offer Documents”).

(d)        The Company shall notify BSII, promptly after the Company receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Company Class A Ordinary Shares, the Company Warrants or other securities of the Company for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement, the Registration Statement or the other Offer Documents or for additional information. The Company shall provide BSII with a reasonable opportunity to review and comment on the Proxy Statement and the Registration Statement (including each amendment or supplement thereto) and all responses to requests for additional information by and replies to comments of the SEC and give due consideration to all

Annex A-53

comments reasonably proposed by BSII in respect of such documents and responses prior to filing such with or sending such to the SEC, and, to the extent practicable, the Parties will provide each other with copies of all such filings made and correspondence with the SEC. BSII and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) any response to comments of the SEC with respect to the Proxy Statement, the Registration Statement or the other Offer Documents and any amendment filed in response thereto.

(e)         Each of BSII and the Company shall use commercially reasonable efforts to ensure that none of the information related to it or any of its Affiliates, supplied by it or on its behalf for inclusion or incorporation by reference in (i) the Proxy Statement will, as of the date it is first mailed to the Pre-Closing BSII Holders, or at the time of the BSII Extraordinary General Meeting, or (ii) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended, at the time it becomes effective under the Securities Act and at the Merger Effective Time, in either case, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

(f)         If, at any time prior to the Merger Effective Time, any information relating to BSII, the Company or any of their respective Subsidiaries, Affiliates, directors or officers, as applicable, or the Company Shareholders is discovered by any of BSII or the Company and is required to be set forth in an amendment or supplement to either the Proxy Statement or the Registration Statement, so that the Proxy Statement or the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall, subject to the other provisions of this Section 9.04, be promptly filed by the Company with the SEC and, to the extent required by Applicable Law, disseminated to the Pre-Closing BSII Holders.

Section 9.05. BSII Shareholder Approval.

(a)         BSII shall take, in accordance with Applicable Law, the rules of the Qualified Stock Exchange, and the BSII Governing Document, all action necessary to call, hold, and convene an extraordinary general meeting of holders of BSII Ordinary Shares (including any permitted adjournment or postponement, the “BSII Extraordinary General Meeting”) to consider and vote upon the Transaction Proposals and to provide the BSII Shareholders with the opportunity to effect a BSII Share Redemption in connection therewith, as promptly as reasonably practicable after the date that the Registration Statement is declared effective under the Securities Act. BSII shall, through the BSII Board, recommend to the BSII Shareholders (including in the Proxy Statement) and solicit approval of (i) the adoption and approval of this Agreement and the Transactions as a Business Combination, (ii) the adoption and approval of the Merger and the Plan of Merger, (iii) the adoption and approval of any other proposals as the SEC (or staff member thereof) or the Qualified Stock Exchange may indicate are necessary in its comments to the Proxy Statement, the Registration Statement or correspondence related thereto, (iv) the adoption and approval of any other proposals as reasonably agreed by BSII and the Company to be necessary or appropriate in connection with the Merger and (v) the adjournment of the BSII Extraordinary General Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (v), together, the “Transaction Proposals”). BSII shall use its reasonable best efforts to obtain the approval of the Transaction Proposals at the BSII Extraordinary General Meeting, including by soliciting proxies as promptly as reasonably practicable in accordance with Applicable Law for the purpose of seeking the approval of the Transaction Proposals and adjourning the BSII Extraordinary General Meeting as many times as reasonably necessary to permit further solicitation of proxies in the event there are not sufficient votes to approve and adopt any of the Transaction Proposals.

(b)        Notwithstanding anything to the contrary contained in this Agreement, once the BSII Extraordinary General Meeting to consider and vote upon the Transaction Proposals has been called and noticed, BSII will not adjourn or postpone the BSII Extraordinary General Meeting without the consent of the Company, other than (i) for the absence of a quorum, in which event BSII shall adjourn the meeting up to three times for up to ten Business Days each time, (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that BSII has determined in good faith, after consultation with its outside legal advisors, is necessary under Applicable Law, and for such supplemental or amended disclosure to be disseminated to and reviewed by the holders of BSII Ordinary Shares prior to the BSII Extraordinary General Meeting, or (iii) a one-time adjournment or

Annex A-54

postponement of up to ten Business Days to solicit additional proxies from holders of BSII Ordinary Shares to the extent BSII has determined that such adjournment or postponement is reasonably necessary to obtain the approval of the Transaction Proposals.

Section 9.06. Company Shareholder Approval.

(a)         As promptly as reasonably practicable after the date that the Registration Statement is declared effective under the Securities Act (and in any event prior to the BSII Extraordinary General Meeting), the Company shall (i) solicit and obtain the Company Shareholders’ Approval by way of passing a resolution of the Company Shareholders by written means in accordance with the Cayman Islands Companies Act, or (ii) in the event the Company is not able to obtain the Company Shareholders’ Approval by written means, establish a record date for, duly call, give notice of, convene and hold a meeting of the Company Shareholders to be held as promptly as reasonably practicable following the date that the Registration Statement is declared effective under the Securities Act, and prior to the BSII Extraordinary General Meeting, for the purpose of obtaining the Company Shareholders’ Approval (including any adjournment of such meeting for the purpose of soliciting additional proxies in favor of the Closing) and such other matter as may be mutually agreed by BSII and the Company.

(b)        The Company will use its reasonable best efforts to (i) solicit from the Company Shareholders written consents and/or proxies in favor of the Company Shareholders’ Approval and (ii) obtain the Company Shareholders’ Approval in compliance with all Applicable Law and the Company’s Governing Documents (including if necessary any adjournment or postponement of such meeting for the purpose of establishing a quorum).

(c)         The Company shall send the Registration Statement to the Company Shareholders which shall seek the Company Shareholders’ Approval and shall include together with all such materials it sends to the Company Shareholders in connection with the Company Shareholders’ Approval a statement to the effect that the Company Board has unanimously recommended that the Company Shareholders vote in favor of the Company Shareholders’ Approval and neither the Company Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, such recommendation.

Section 9.07. Post-Closing Board. The Company shall take all necessary action to cause the Company Board to, as of immediately following the Closing, (i) comprise Feridun Hamdullahpur, Joanne Shoveler, Samuel Chau and Calvin Choi as directors, and (ii) meet the director qualification and eligibility criteria under Applicable Laws and the applicable listing rules of the Qualified Stock Exchange, and with at least two (2) directors qualifying as independent directors under the listing rules of the Qualified Stock Exchange. Subject to all Applicable Laws and the memorandum and articles of association of the Company, the Company will in good faith take reasonable steps to procure the aforenamed directors remain directors of the Company Board for at least six (6) months after the Closing Date.

Section 9.08. Trust Account. Upon satisfaction or waiver of the conditions set forth in Article 10 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee (which notice BSII shall provide to the Trustee in accordance with the terms of the Trust Agreement), in accordance with, subject to and pursuant to the Trust Agreement and the BSII Governing Document, (a) at the Closing, (i) BSII shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) shall cause the Trustee to (A) pay as and when due all amounts payable for BSII Share Redemptions and (B) pay all amounts then available in the Trust Account to, or at the direction of, BSII in accordance with this Agreement (including Section 4.06) and the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 9.09. Form 8-K Filings. BSII and the Company shall mutually agree upon and issue a press release announcing the execution of this Agreement. BSII and the Company shall cooperate in good faith with respect to the prompt preparation of, and, as promptly as practicable after the effective date of this Agreement (but in any event within four Business Days thereafter), BSII shall file with the SEC, a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement. Prior to the Closing, BSII and the Company shall mutually agree upon and prepare a press release announcing the consummation of the Transactions (“Closing Press Release”). Concurrently with or promptly after the Closing, BSII shall issue the Closing Press Release and file it on a Current Report on Form 8-K. BSII and the Company shall cooperate in good faith with respect to the preparation of, and, at least five days prior to the Closing, BSII shall prepare, a draft Form 8-K announcing the Closing,

Annex A-55

together with, or incorporating by reference, the required pro forma financial statements and the historical financial statements prepared by the Company and its accountant (the “Completion 8-K”). Concurrently with the Closing, or as soon as practicable (but in any event within four Business Days) thereafter, BSII shall file the Completion 8-K with the SEC.

Section 9.10. Company Equity Incentive Plan. Prior to the Closing Date, the Company shall approve and, subject to the approval of the Company Shareholders, adopt an equity incentive plan with terms consistent with this Section 9.10 and on customary terms in line with equity incentive plans adopted by companies listed on a Qualified Stock Exchange (the “Company Equity Incentive Plan”). The Company Equity Incentive Plan will provide for the grant of awards to employees and other service providers of the Company and its Subsidiaries with a total pool of awards of Company Class A Ordinary Shares not exceeding ten percent (10%) of the aggregate number of Company Class A Ordinary Shares outstanding as of immediately after the Closing, on a fully diluted, as converted and as-exercised basis. The Company Equity Incentive Plan shall be effective upon and from the Closing.

Section 9.11. No Shop. During the Interim Period, BSII, on the one hand, and the Company and its Subsidiaries, on the other hand, will not, nor will they direct, authorize, cause or permit their respective Representatives to, directly or indirectly (a) take any action to solicit, initiate or engage in discussions or negotiations with, or enter into any binding agreement with, any Person concerning, or which would reasonably be expected to lead to, an Acquisition Transaction, (b) in the case of BSII, fail to include the BSII Board Recommendation in (or remove the BSII Board Recommendation from) the Registration Statement, or (c) withhold, withdraw, qualify, amend or modify (or publicly propose or announce any intention or desire to withhold, withdraw, qualify, amend or modify), in a manner adverse to the other Party, the approval of such Party’s governing body of this Agreement, the Ancillary Agreements and/or any of the Transactions, or, in the case of BSII, the BSII Board Recommendation, unless, in the case of clauses (b) and (c), the applicable party reasonably determines based on advice of outside counsel that the failure to take, or taking of, such action would be reasonably likely to be in breach of the BSII Board’s fiduciary duties under Applicable Law. Promptly upon receipt of an unsolicited proposal regarding an Acquisition Transaction, BSII and each of the Company and Merger Sub shall notify the other party thereof, which notice shall include a written summary of the material terms of such unsolicited proposal. Notwithstanding the foregoing, the Parties may respond to any unsolicited proposal regarding an Acquisition Transaction only by indicating that such Party has entered into a binding definitive agreement with respect to a business combination and is unable to provide any information related to such Party or any of its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning an Acquisition Transaction. From and after the date hereof, BSII shall, and shall instruct its officers and directors to, and BSII shall instruct and cause its Representatives, the Sponsor and their respective Subsidiaries and their respective Representatives to, immediately cease and terminate all discussions and negotiations with any Persons (other than the Company and its Representatives) with respect to an Acquisition Transaction. For the purposes hereof, “Acquisition Transaction” means, (i) with respect to the Company or Merger Sub, any merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction (other than (w) the Transactions, (x) transactions set forth in the Company Disclosure Schedule, (y) transactions in the ordinary course of business, and (z) other transactions that would not be restricted under Section 7.01(a) – (r) and are not undertaken within the intention of frustrating the Transactions), in each case, involving the sale, lease, exchange or other disposition of at least a majority of the properties or assets of the Company and its Subsidiaries as a whole or the Equity Securities of the Company or the Equity Securities of any Subsidiaries of the Company representing in aggregate at least 15% of the Company’s total consolidated assets, (ii) with respect to BSII, any transaction (other than the Transactions) involving, directly or indirectly, any merger or consolidation with or acquisition of, purchase of assets, businesses or equity of, consolidation or similar business combination with or other transaction that would constitute a Business Combination with or involving BSII (or any Affiliate or Subsidiary of BSII), on the one hand, and any party other than the Company, the Merger Sub or the Company Shareholders, on the other hand.

Section 9.12. Notification of Certain Matters. Each of BSII, the Company and Merger Sub shall give prompt notice to the other Party of: (a) any Action or investigation that would have been required to be disclosed to the other Party under this Agreement if such Party had knowledge of it as of the date hereof; (b) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, could reasonably be expected to cause any condition set forth in Section 10.02 or Section 10.03 not to be satisfied at any time from the date of this Agreement to the Merger Effective Time; (c) any notice or other communication from any third Person alleging that the consent of such third Person is or may be required in connection with the Merger or the other Transactions; (d) without limiting Section 9.01, any regulatory notice or report from a Governmental Authority in respect of the Transactions; and

Annex A-56

(e) in the case of the Company, any information or knowledge obtained by the Company, or any of its Subsidiaries that could reasonably be expected to materially affect the Company’s or any of its Subsidiaries’ current projections, forecasts or budgets or estimates of revenues, earnings or other measures of financial performance for any period.

Section 9.13. Listing on Qualified Stock Exchange. From the date hereof through the Closing, BSII shall use reasonable best efforts to (i) ensure that BSII remains listed as a public company, and that BSII Ordinary Shares remain listed, on the Qualified Stock Exchange, and (ii) obtain any required extension of the time period in which BSII must consummate a Business Combination pursuant to the BSII Governing Document. The Company shall use reasonable best efforts to ensure that the Company is listed as a public company, and that the Company Class A Ordinary Shares (including the Company Warrant Shares) and the Company Warrants are listed, on the Qualified Stock Exchange, in each case, as of the Merger Effective Time. The Company shall have the right and the sole discretion to determine the listing venue upon the Closing to be the NYSE (instead of Nasdaq) by providing notice in writing to BSII no later than 30 days from the date hereof, and following receipt of such notice BSII shall reasonably cooperate with the Company to effect such listing.

Section 9.14. Post-Closing Name Change. The Company shall, as soon as reasonably practicable, and in any event no later than the date falling 30 days after the Closing, change the name of the Merger Surviving Company and the name of any of the Company’s other Subsidiaries such that the names of the Merger Surviving Company and the Company’s other Subsidiaries shall not contain the term “Black Spade” or any other term substantially the same as or confusingly similar to “Black Spade”.

ARTICLE 10
Conditions to Obligations

Section 10.01. Conditions to Obligations of BSII, the Company and Merger Sub. The obligations of BSII, the Company and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived (if permitted by Applicable Law) in writing by all of such Parties:

(a)         Listing Requirements. The Company Class A Ordinary Shares (including the Company Warrant Shares) and the Company Warrants contemplated to be listed pursuant to this Agreement shall have been duly approved for listing on the Qualified Stock Exchange, and shall be eligible for listing on the Qualified Stock Exchange immediately following the Closing, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

(b)        Required Governmental Consents. The consents or approvals of Governmental Authorities as set forth on Section 10.01(b) of the Company Disclosure Schedule shall have been received.

(c)         Applicable Law. There shall not be in force any Applicable Law or Governmental Order enjoining, prohibiting, making illegal or preventing the consummation of the Transactions.

(d)        BSII Shareholder Approval. The BSII Shareholder Approval shall have been obtained.

(e)         Company Shareholders’ Approval. The Company Shareholders’ Approval shall have been obtained.

(f)         Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the Securities Act.

(g)        Stop Order. No stop order shall have been issued by the SEC with respect to the Registration Statement and no Action seeking such stop order shall have been threatened or initiated.

Section 10.02. Conditions to Obligations of BSII. The obligations of BSII to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by BSII:

(a)         Representations and Warranties.

(i)            Each of the representations and warranties of the Company contained in this Agreement (without giving effect to any materiality or “Company Material Adverse Effect” or similar qualifications therein), other than the representations and warranties set forth in Section 5.01, Section 5.02, Section 5.05,

Annex A-57

Section 5.06, Section 5.09(a), Section 5.26 and Section 5.27, shall be true and correct as of the date of this Agreement and as of the Closing, as if made at and as of such time, except with respect to representations and warranties which speak as to another specified time, which representations and warranties shall be true and correct at and as of such time, except for, in each case, such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii)           The representations and warranties of the Company contained in Section 5.05(a), Section 5.06(a), Section 5.06(b), Section 5.06(c) (in respect of the Company only and not its Subsidiaries), Section 5.06(d) and Section 5.09(a) shall be true and correct as of the date of this Agreement and as of the Closing, as if made at and as of such time.

(iii)          Each of the representations and warranties of the Company contained in Section 5.01, Section 5.02, Section 5.05 (other than Section 5.05(a)), Section 5.06(c) (in respect of the Company’s Subsidiaries), Section 5.26 and Section 5.27 (without giving effect to any materiality or “Company Material Adverse Effect” or similar qualifications therein), shall be true and correct as of the date of this Agreement and as of the Closing, as if made at and as of such time (except to the extent that any such representation and warranty speaks expressly as of another specified time, in which case such representation and warranty shall be true and correct as of such time), except for, in each case, such failures to be true and correct as would not reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole.

(b)        Covenants. Each of the covenants, obligations and agreements of the Company and Merger Sub hereunder to be performed as of or prior to the Closing shall have been performed in all material respects; provided, that for the purposes of this Section 10.02(b), a covenant of the Company or the Merger Sub shall only be deemed to have not been performed if the Company or Merger Sub (as the case may be) has materially breached such covenant and failed to cure, if curable, within 20 days after receipt by the Company or Merger Sub (as the case may be) from BSII notice of such breach.

(c)         No Company Material Adverse Effect. From the date of this Agreement, there shall not have occurred a Company Material Adverse Effect that is continuing.

(d)        Closing Deliverables. BSII shall have received the deliverables set forth in Section 4.01(a).

(e)         Letter of Support. The Letter of Support shall have been duly executed and not revoked, supplemented or amended.

(f)         AMTD Intellectual Property. Each of the AMTD-Company Intellectual Property License and the Confirmatory Transfer Agreement shall have been duly executed and not revoked, supplemented or amended.

Section 10.03. Conditions to the Obligations of the Company and Merger Sub. The obligation of the Company and Merger Sub to consummate the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)         Representations and Warranties.

(i)            Each of the representations and warranties of BSII contained in this Agreement (without giving effect to any materiality or “BSII Material Adverse Effect” or similar qualifications therein), other than the representations and warranties set forth in Section 6.01, Section 6.02, Section 6.06, Section 6.12(b) and Section 6.21, shall be true and correct as of the date of this Agreement and as of the Closing, as if made at and as of such time, except with respect to representations and warranties which speak as to another specified time, which representations and warranties shall be true and correct at and as of such time, except for, in each case, such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a BSII Material Adverse Effect.

(ii)           The representations and warranties of BSII contained in Section 6.01(c), Section 6.02 and Section 6.12(b) shall be true and correct as of the date of this Agreement and as of the Closing, as if made at and as of such time.

Annex A-58

(iii)          Each of the representations and warranties of BSII contained in Section 6.01(a), Section 6.01(b), Section 6.06 and Section 6.21 (without giving effect to any materiality or “BSII Material Adverse Effect” or similar qualifications therein), shall be true and correct in all respects except for de minimis inaccuracies as of the date of this Agreement and as of the Closing, as if made at and as of such time (except to the extent that any such representation and warranty speaks expressly as of another specified time, in which case such representation and warranty shall be true and correct in all respects except for de minimis inaccuracies as of such time).

(b)        Covenants. Each of the covenants, obligations and agreements of BSII hereunder to be performed as of or prior to the Closing shall have been performed in all material respects provided, that for the purposes of this Section 10.03(b), a covenant of BSII shall only be deemed to have not been performed if BSII has materially breached such covenant and failed to cure, if curable, within 20 days after receipt by BSII from the Company or Merger Sub notice of such breach.

(c)         No BSII Material Adverse Effect. From the date of this Agreement, there shall not have occurred a BSII Material Adverse Effect that is continuing.

(d)        Closing Deliverables. The Company shall have received the deliverables set forth in Section 4.01(b).

(e)         Net Tangible Assets. The Merger Surviving Company (as the successor of BSII) shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the consummation of the Business Combination and the closing of the BSII Share Redemption.

Section 10.04. Satisfaction of Conditions. All conditions to the obligations of the Company, Merger Sub and BSII to proceed with the Closing under this Agreement will be deemed to have been fully and completely satisfied or waived for all purposes if the Closing occurs.

ARTICLE 11
Termination

Section 11.01. Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned prior to the Closing only:

(a)         by a written instrument executed by all the Parties;

(b)        by BSII or the Company if the Registration Statement shall not have become effective in accordance with the Securities Act on or before the Effectiveness Deadline; provided that the right to terminate this Agreement pursuant to this Section 11.01(b) shall not be available to any Party whose breach of or failure to perform any provision of this Agreement results in the failure of the Registration Statement to become effective on or before the Effectiveness Deadline;

(c)         by either the Company or BSII if the consummation of the Merger is permanently enjoined, prohibited, deemed illegal or prevented by the terms of a final and non-appealable Governmental Order;

(d)        by BSII if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company or Merger Sub set forth in this Agreement, such that the conditions specified in Section 10.02(a) or Section 10.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), and (ii) if such Terminating Company Breach is curable by the Company or Merger Sub (as applicable) and only as long as the Company or Merger Sub (as applicable) continues to use its reasonable best efforts to cure such Terminating Company Breach, for a period of 30 days (or any shorter period of the time that remains between the date BSII provides written notice of such violation or breach and the Effectiveness Deadline) after receipt by the Company of written notice from BSII of such breach, the Terminating Company Breach is not cured; provided that BSII shall not have the right to terminate this Agreement pursuant to this Section 11.01(d) if BSII is then in breach of its covenants, agreements, representations or warranties contained in this Agreement, which breach by BSII would cause any condition set forth in Section 10.03(a) or Section 10.03(b) not to be satisfied;

(e)         by the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of BSII set forth in this Agreement, such that the conditions specified in Section 10.03(a) or Section 10.03(b) would not be satisfied at the Closing (a “Terminating BSII Breach”), and (ii) if such Terminating BSII Breach

Annex A-59

is curable by BSII and only as long as BSII continues to use its reasonable best efforts to cure such Terminating BSII Breach, for a period of 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Effectiveness Deadline) after receipt by BSII of written notice from the Company of such violation or breach, the Terminating BSII Breach is not cured; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 11.01(e) if the Company or Merger Sub is then in breach of its covenants, agreements, representations or warranties contained in this Agreement, which breach by the Company or Merger Sub would cause any condition set forth in Section 10.02(a) or Section 10.02(b) not to be satisfied; or

(f)         by either the Company or BSII if the BSII Shareholder Approval is not obtained upon a vote duly taken thereon at the BSII Extraordinary General Meeting (including any permitted adjournment or postponement of the BSII Extraordinary General Meeting).

The Party desiring to terminate this Agreement pursuant to this Section 11.01 (other than Section 11.01(a)) shall give written notice of such termination to each other Party.

Section 11.02. Effect of Termination. Except as otherwise set forth in this Section 11.02, in the event of the termination of this Agreement pursuant to Section 11.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or shareholders, other than liability of any of the Parties for any intentional and wilful material breach of this Agreement or fraud by such Party occurring prior to such termination. The provisions of Section 7.03, 11.02, 12.05, 12.06, 12.07, 12.08, 12.09, 12.10, 12.13, 12.15, 12.16 and 12.17 (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any defined term or other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall, in each case, survive any termination of this Agreement.

ARTICLE 12
Miscellaneous

Section 12.01. Non-Survival of Representations, Warranties and Covenants. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument, document or certificate delivered pursuant to this Agreement shall survive the Closing, except for (a) those covenants and agreements contained herein and therein which by their terms expressly apply in whole or in part after the Closing and then only to such extent until such covenants and agreements have been fully performed, (b) any covenants and agreements in the Surviving Provisions and (c) any claim arising out of fraud.

Section 12.02. Waiver. Any party to this Agreement may, at any time prior to the Closing, waive any of the terms or conditions of this Agreement. No waiver of any term or condition of this Agreement shall be valid unless the waiver is in writing and signed by the waiving party.

Section 12.03. Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by email or other electronic transmission (in each case in this clause (d), solely if receipt is confirmed), addressed as follows:

(i)	If to BSII, to:
Black Spade Acquisition II Co Suite 2902, 29/F, The Centrium 60 Wyndham Street, Central Hong Kong
	Attention:	Dennis Tam
Kester Ng
	Email:	dennis.tam@blackspadeacquisitionii.com kester.ng@blackspadeacquisitionii.com

Annex A-60

with copies (which shall not constitute notice) to:

Latham & Watkins LLP 9 Raffles Place #42 – 02 Republic Plaza Singapore 048619
	Attention:	Sharon Lau
Stacey Wong
	Email:	sharon.lau@lw.com stacey.wong@lw.com
(ii)	If to the Company or Merger Sub, to:
World Media and Entertainment Universal Inc. Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands
	Attention:	Feridun Hamdullahpur
	Email:	feridun.hamdullahpur@amtd.world

with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong
Attention:	Shu Du
Email:	shu.du@skadden.com

or to such other address or addresses as the parties may from time to time designate in writing by notice to the other parties in accordance with this Section 12.03.

Section 12.04. Assignment. No party hereto shall assign, delegate or otherwise transfer (by operation of law or otherwise) any of its rights or obligations under this Agreement or any part hereof without the prior written consent of the other parties hereto. Any assignment in contravention of the preceding sentence shall be null and void ab initio. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 12.05. Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties hereto, any right or remedies under or by reason of this Agreement, including, without limitation, the right to rely upon the accuracy or completeness of the representations and warranties set forth herein; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of BSII (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 9.02, and (b) the past, present and future directors, managers, officers, employees, incorporators, members, partners, equityholders, Affiliates, agents, attorneys, advisors and representatives of the parties and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, this Section 12.05 and Section 12.16.

Section 12.06. Expenses. Except as otherwise provided herein, each Party shall bear its own expenses incurred in connection with this Agreement, the Ancillary Agreements and the Transactions whether or not such Transactions shall be consummated, including all fees of its legal counsel, financial advisors and accountants; provided that, notwithstanding anything to the contrary, if the Transactions are consummated, (i) the Company shall pay or cause to be paid all costs and expenses (including fees and expenses of counsel, auditors and financial and other advisors and fees and expenses under Section 9.02) incurred by the Company and its Subsidiaries and BSII in connection with this Agreement, the Ancillary Agreements, and the Transactions; provided that any costs and expenses in respect of any underwriting commission or discount of a discretionary nature (but not, for the avoidance of doubt, any underwriting commission or discount which is not of a discretionary nature) shall not be incurred by BSII or the Sponsor without mutual written consent of BSII and the Company; BSII shall provide the Company, upon the Company’s written request, with written notice (which delivery may be made via email) of its reasonable estimates of the costs and expenses incurred as of such date by BSII; and (ii) the Sponsor shall pay or cause to be

Annex A-61

paid all costs and expenses reasonably incurred (and supported by reasonable documentation) by the Company and its Subsidiaries and Representatives in connection with conducting and/or participating in investor presentations to, and addressing questions from, BSII Shareholders up to an aggregate amount not exceeding US$100,000 (such amount, to the extent payable pursuant to this Section 12.06, may be set off by the Company from the amount to be paid by the Company to the Sponsor pursuant to Section 4.06).

Section 12.07. Governing Law. This Agreement, and all Actions based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

Section 12.08. Dispute Resolution and Waiver of Jury Trial.

(a)         Subject to Section 12.15, any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in the courts of the Borough of Manhattan in the State of New York, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York located therein and, in each case, appellate courts therefrom, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of such Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Applicable Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 12.08.

(b)        EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 12.08.

Section 12.09. Headings and Captions; Counterparts. The headings and captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile or.pdf copies hereof or signatures hereon shall, for all purposes, be deemed originals. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 12.10. Entire Agreement. This Agreement (including, for the avoidance of doubt, any Annexes, Appendices, Exhibits or Schedules annexed hereto or referred to herein, including the Company Disclosure Schedule and the BSII Disclosure Schedule), the Confidentiality Agreement, and the Ancillary Agreements constitute the entire agreement among the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between the parties hereto except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 12.11. Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Parties; provided that, after the BSII Shareholder Approval has been obtained, there shall be no amendment or modification that would require the further approval of the Pre-Closing BSII Holders under Applicable Law without such approval having first been obtained.

Annex A-62

Section 12.12. Publicity. Except communications consistent with the final form of joint press release announcing the Transactions and the investor presentation given to investors in connection with the announcement of the Transactions, BSII, on the one hand, and the Company and Merger Sub, on the other hand, shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other, prior to issuing any press releases or other public written communications or otherwise making planned public statements with respect to the Transactions and prior to making any filings with any third party and/or any Governmental Authority with respect thereto, and (other than in the case where the public announcement is required by Applicable Law) shall not make or issue any such press release or other public written communications or otherwise make any planned public statements without the prior written consent of the other Parties, which approval shall not be unreasonably withheld or delayed.

Section 12.13. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under any Applicable Law governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Applicable Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 12.14. Disclosure Schedules. Each of the Company and BSII has set forth information on their respective disclosure schedules in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of a disclosure schedule need not be set forth in any other section so long as its relevance to such other section of the disclosure schedule or section of the Agreement is reasonably apparent. Any item of information, matter or document disclosed or referenced in, or attached to, the Company Disclosure Schedules or the BSII Disclosure Schedules shall not (a) be used as a basis for interpreting the terms “material,” “Company Material Adverse Effect,” “BSII Material Adverse Effect,” “material adverse effect” or other similar terms in this Agreement or to establish a standard of materiality, (b) represent a determination that such item or matter did not arise in the ordinary course of business, (c) constitute, or be deemed to constitute, an admission of liability or obligation regarding such matter (other than with respect to any section of the Company Disclosure Schedules or BSII Disclosure Schedules, as applicable, referred to in any representation or warranty in this Agreement that expressly requires listing facts, circumstances or agreements in such section of the Company Disclosure Schedules or BSII Disclosure Schedules, as applicable), or (d) notwithstanding the foregoing in subclause (c), constitute, or be deemed to constitute, an admission to any third party in any respect concerning such item or matter.

Section 12.15. Enforcement.

(a)         The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that the Parties shall be entitled to seek an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of Damages or inadequacy of any remedy at Applicable Law, prior to the valid termination of this Agreement in accordance with Section 11.01, this being in addition to any other remedy to which they are entitled under this Agreement or Applicable Law.

(b)        Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 12.15(b) shall not be required to provide any bond or other security in connection with any such injunction. The Parties acknowledge and agree that nothing contained in this Section 12.15 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 12.15 before exercising any termination right under Section 11.01 or pursuing damages.

Section 12.16. Non-Recourse. This Agreement may only be enforced against, and any Action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set

Annex A-63

forth herein with respect to such Party. No past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Merger Sub or BSII under this Agreement of or for any Action based on, arising out of, or related to this Agreement or the transactions contemplated hereby. Notwithstanding anything to the contrary in this Section 12.16, nothing in this Section 12.16 shall limit (a) any liabilities or obligations against any party to an Ancillary Agreement in respect thereof or (b) any Party’s remedies in the event of fraud.

Section 12.17. Legal Representation. The Company hereby agrees on behalf of itself and its directors, members, partners, officers, employees and Affiliates, and each of their respective successors and assigns (all such parties, the “Company Waiving Parties”), that any legal counsel (including Latham & Watkins LLP and Appleby) that represented BSII and/or the Sponsor prior to the Closing may represent the Sponsor or any of the Sponsor’s Affiliates or the Sponsor’s or its Affiliates’ respective directors, members, partners, officers or employees, in each case, in connection with any Action or obligation arising out of or relating to this Agreement, notwithstanding its representation (or any continued representation) of BSII or other Company Waiving Parties, and each of BSII and the Company on behalf of itself and the Company Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Each of BSII and the Company on behalf of itself and the Company Waiving Parties hereby further agrees that, as to all legally privileged communications prior to the Closing between or among any legal counsel (including Latham & Watkins LLP and Appleby) that represented the Sponsor or any of the Sponsor’s Affiliates or the Sponsor’s or its Affiliates’ respective directors, members, partners, officers or employees prior to the Closing in any way related to the transactions contemplated hereby, the attorney/client privilege and the expectation of client confidence belongs to the Sponsor and may be controlled by the Sponsor, and shall not pass to or be claimed or controlled by the Company (after giving effect to the Closing) or any other Company Waiving Party; provided that the Sponsor shall not waive such attorney/client privilege other than to the extent they determine appropriate in connection with the enforcement or defense of their respective rights or obligations existing under this Agreement. Notwithstanding the foregoing, any privileged communications or information shared by the Company or any Company Waiving Party prior to the Closing with BSII or the Sponsor (in any capacity) under a common interest agreement shall remain the privileged communications or information of the Company. The Company acknowledges that the foregoing provisions apply whether or not any legal counsel (including Latham & Watkins LLP and Appleby) that represented BSII and/or the Sponsor prior to the Closing provides legal services to the Company, BSII or any other Company Waiving Parties after the Closing Date.

[Signature pages follow.]

Annex A-64

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date hereof.

BLACK SPADE ACQUISITION II CO
By:	/s/ Chi Wai Dennis Tam
Name:	Chi Wai Dennis Tam
Title:	Chairman and Co-Chief Executive Officer

[Signature Page to Business Combination Agreement]
Annex A-65

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date hereof.

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.
By:	/s/ Feridun Hamdullahpur
Name:	Feridun Hamdullahpur
Title:	Director

[Signature Page to Business Combination Agreement]

Annex A-66

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date hereof.

WME Merger Sub Limited
By:	/s/ Feridun Hamdullahpur
Name:	Feridun Hamdullahpur
Title:	Director

[Signature Page to Business Combination Agreement]

Annex A-67

ANNEX A

FORM OF LISTING ARTICLES

(attached)

Annex A-68

ANNEX B

FORM OF SHAREHOLDERS SUPPORT AND LOCK-UP AGREEMENT AND DEED

(attached)

Annex A-69

ANNEX C

FORM OF SPONSOR SUPPORT AGREEMENT AND DEED

(attached)

Annex A-70

ANNEX D

FORM OF REGISTRATION RIGHTS AGREEMENT

(attached)

Annex A-71

ANNEX E

FORM OF ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT

(attached)

Annex A-72

ANNEX F

FORM OF PLAN OF MERGER

(attached)

Annex A-73

ANNEX G

SPONSOR WARRANT ELECTION LETTER

(attached)

Annex A-74

Annex B

PLAN OF MERGER

THIS PLAN OF MERGER is made on [*] 2025.

BETWEEN

(a)  WME Merger Sub Limited, an exempted company incorporated under the laws of the Cayman Islands on November 25, 2024, with its registered office situated at the office of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (“Merger Sub”);

(b)  Black Spade Acquisition II Co, an exempted company incorporated under the laws of the Cayman Islands on May 9, 2024, with its registered office situated at the office of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, Grand Cayman, Cayman Islands, KY1-1106 (“BSII” or the “Merger Surviving Company” and together with Merger Sub, the “Constituent Companies”); and

(c)  World Media and Entertainment Universal Inc., an exempted company incorporated under the laws of the Cayman Islands on February 7, 2023, with its registered office situated at the office of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (the “Company”).

WHEREAS

(a)  Merger Sub and BSII have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in a Business Combination Agreement, dated as of January 27, 2025 as may be amended and modified from time to time, the “Agreement”), between BSII, the Company and Merger Sub, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Act (As Revised) (the “Companies Act”), pursuant to which Merger Sub will merge with and into BSII and cease to exist, and the Merger Surviving Company will continue as the surviving company in the Merger at the Merger Effective Time.

(b)  The sole shareholder of Merger Sub and the shareholders of the Merger Surviving Company have authorised this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Act.

(c)  Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

INTERPRETATION

1.    The following rules apply in this Plan of Merger unless the context requires otherwise:

(a)  Headings are for convenience only and do not affect interpretation.

(b)  The singular includes the plural and the converse.

(c)  A gender includes all genders.

(d)  Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(e)  A reference to any agreement, deed or other document (or any provision of it), includes it as amended, varied, supplemented, extended, replaced, restated or transferred from time to time.

(f)   A reference to any legislation (or any provision of it) includes a modification or re-enactment of it, a legislative provision substituted for it and any regulation or statutory instrument issued under it.

Annex B-1

APPENDIX

Appendix I forms part of this Plan of Merger and shall have effect as if set out in full in the body of this Plan of Merger. Any reference to this Plan of Merger includes Appendix I.

CONSTITUENT COMPANIES

2. The constituent companies (as defined in the Companies Act) to the Merger are Merger Sub and BSII.

NAME OF THE SURVIVING COMPANY

3. The surviving company (as defined in the Companies Act) is the Merger Surviving Company which shall continue to be named “Black Spade Acquisition II Co”.

REGISTERED OFFICE

4. The registered office of BSII at the time of this Plan of Merger is at the office of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, Grand Cayman, Cayman Islands, KY1-1106. The registered office of Merger Sub is at the office of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. At the Merger Effective Time, the Merger Surviving Company shall have its registered office at the office of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

AUTHORIZED AND ISSUED SHARE CAPITAL

5. Immediately prior to the Merger Effective Time (as defined below), the authorized share capital of Merger Sub is US$50,000 divided into 50,000 ordinary shares of US$1.00 par value per share (“Merger Sub Shares”), of which one Merger Sub Share has been issued and is fully paid and outstanding.

6. Immediately prior to the Merger Effective Time, the authorized share capital of BSII is US$16,650 divided into (a) 150,000,000 Class A ordinary shares of a par value of US$0.0001 each (“BSII Class A Ordinary Shares”), (b) 15,000,000 Class B ordinary shares of a par value of US$0.0001 each (“BSII Class B Ordinary Shares”), and (c) 1,500,000 preference shares of a par value of US$0.0001 each (“BSII Preference Shares”), of which [*] BSII Class A Ordinary Shares have been issued and are fully paid and outstanding, 3,825,000 BSII Class B Ordinary Shares have been issued and are fully paid and outstanding, and no BSII Preference Shares are issued and outstanding.

7. At the Merger Effective Time, the authorized share capital of the Merger Surviving Company shall be US$16,650 divided into (a) 150,000,000 Class A ordinary shares of a par value of US$0.0001 each (“Merger Surviving Company Class A Ordinary Shares”), (b) 15,000,000 Class B ordinary shares of a par value of US$0.0001 each (“Merger Surviving Company Class B Ordinary Shares”), and (c) 1,500,000 preference shares of a par value of US$0.0001 each (“Merger Surviving Company Preference

Shares” and together with the Merger Surviving Company Class A Ordinary Shares and the Merger Surviving Company Class B Ordinary Shares, collectively the “Merger Surviving Company Shares”).

TERMS AND CONDITIONS OF THE MERGER

8. The terms and conditions of the Merger, including the manner and basis of converting shares in each Constituent Company into shares in the Merger Surviving Company or other property as provided in Section 233(5) of the Companies Act, including into Company Ordinary Shares, are set out in the Agreement.

9. The Company undertakes and agrees (it being acknowledged that the Company will be the sole shareholder of the Merger Surviving Company following the effectiveness of the Merger) in consideration of the Merger to issue the Company Exchange Shares in accordance with the terms of the Agreement.

10. At the Merger Effective Time, the rights and restrictions attaching to Merger Surviving Company Shares are set out in the amended and restated memorandum and articles of association of BSII adopted by special resolution on 13 August 2024 (the “Existing M&A”).

Annex B-2

EFFECTIVE TIME

11. The Merger shall take effect on the date on which this Plan of Merger is registered by the Registrar of Companies in the Cayman Islands (the “Registrar”) in accordance with Section 233(13) of the Companies Act unless, with the agreement of the Company, the Constituent Companies shall deliver a notice to the Registrar signed by a director of each of the Constituent Companies specifying a later time and date in accordance with Section 234 of the Companies Act, in which case the effective time of the Merger shall be such later time and date specified in such notice to the Registrar (the “Merger Effective Time”).

PROPERTY

12. At the Merger Effective Time, all the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall vest in the Merger Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all Contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

13. At the Merger Effective Time, the memorandum and articles of association of the Merger Surviving Company shall be in the form of the Existing M&A.

DIRECTORS BENEFITS

14. No amounts or benefits are or shall be paid or payable to any director(s) of either of the Constituent Companies consequent upon the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

15. The name and address of the director[s] of the Merger Surviving Company is/are as follows:

NAME	ADDRESS
[*]	[*]
[*]	[*]

SECURED CREDITORS

16. Neither of the Constituent Companies has any secured creditors1 and neither Constituent Company has granted any fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

AMENDMENTS AND TERMINATION

17. At any time prior to the Merger Effective Time, this Plan of Merger may be amended by the board of directors of both BSII and Merger Sub in accordance with section 235(1) of the Companies Act, including to:

(a)  change the Merger Effective Time provided that the new Merger Effective Time shall not be a date later than the ninetieth (90th) day after the date of registration of this Plan of Merger by the Registrar; or

(b)  effect any changes to this Plan of Merger which the directors of both BSII and Merger Sub deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of BSII or Merger Sub, as determined by the directors of both the BSII and Merger Sub, respectively.

18.   At any time prior to the Merger Effective Time, this Plan of Merger may be terminated by the board of directors of both the BSII and Merger Sub, provided that such termination is in accordance with section 12.01 of the Agreement.

____________

1        Constituent companies to confirm.

Annex B-3

19.   If this Plan of Merger is amended or terminated in accordance with Clauses 17 or 18 after it has been filed with the Registrar but before it has become effective, the Constituent Companies shall file notice of the amendment or termination (as applicable) with the Registrar in accordance with Sections 235(2) and 235(4) of the Companies Act and shall distribute copies of such notice in accordance with section 235(3) of the Companies Act.

APPROVAL AND AUTHORIZATION

20.   This Plan of Merger has been approved by the board of directors of each of Merger Sub and BSII pursuant to section 233(3) of the Companies Act.

21.   This Plan of Merger has been authorized by the shareholders of each of Merger Sub and BSII pursuant to section 233(6) of the Companies Act.

COUNTERPARTS

22.   This Plan of Merger may be executed and delivered (including by email of PDF or scanned versions or by facsimile transmission) in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

23.   This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

[Signature pages follow.]

Annex B-4

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of) WME MERGER SUB LIMITED)
)	Duly Authorised Signatory
)
)	Name:
)
)	Title:	Director

Annex B-5

SIGNED for and on behalf of) BLACK SPADE ACQUISITION II CO)
)	Duly Authorised Signatory
)
)	Name:
)
)	Title:	Director

Annex B-6

SIGNED for and on behalf of) WORLD MEDIA AND ENTERTAINMENT)UNIVERSAL INC.
)	Duly Authorised Signatory
)
)	Name:
)
)	Title:

Annex B-7

Appendix I

Business Combination Agreement

Annex B-8

Annex C

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

THE FOURTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.

(adopted by a Special Resolution dated [•] and effective on [•])

1.           The name of the Company is World Media and Entertainment Universal Inc.

2.           The Registered Office of the Company will be situated at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.           The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.           The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.           The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.           The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7.           The authorised share capital of the Company is US$[•] divided into (i) [•] voting class A ordinary shares of a par value of US$[0.0001] each, (ii) [•] voting class B ordinary shares of a par value of US$[0.0001] each and (iii) [1,680] non-voting redeemable preferred shares of a par value of US$[0.0001] each. Subject to the Companies Act and the Articles of Association of the Company, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever in accordance with articles 8 and 9 of the Articles of Association of the Company, and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.           The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.           Capitalised terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

Annex C-1

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

THE FOURTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.

(adopted by a Special Resolution dated [•] and effective on [•])

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.           In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Affiliate”

means in respect of a Person, any other Person that, directly or indirectly, through one (1) or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty percent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

“Articles”	means these articles of association of the Company, as amended or substituted from time to time;
“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;
“Chairman of the meeting”	means the Chairman presiding at any meeting of Members or of the Directors;
“Chairman of the Board”	means the chairman of the Board of Directors, or if more than one chairman of the Board has been appointed, together, the “Co- Chairmen of the Board;

Annex C-2

“Change of Control”

means (i) any consolidation, amalgamation or merger of the Company with or into any other Person or other corporate reorganization including any issue of shares, in which the members of the Company immediately prior to such consolidation, amalgamation, merger or reorganization or issue of shares own less than fifty percent (50%) of the voting power in the Voting Ordinary Shares immediately after such consolidation, merger, amalgamation, or reorganization or issue of shares, or any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the voting power in the Voting Ordinary Shares is transferred, but excluding any transaction effected solely for tax purposes or to change the Company’s domicile, or (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries; provided that none of the following shall constitute a Change of Control: (a) a consolidation with a wholly-owned subsidiary of the Company, (b) a merger effected exclusively to change the domicile of the Company, and (c) an equity financing consummated solely for capital-raising purposes in which the Company is the surviving corporation and which is approved by the Board;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;
“Class A Ordinary Share”	means a voting class A ordinary share of a par value of US$[0.0001] in the share capital of the Company and having the rights provided for in these Articles;
“Class B Ordinary Share”	means a voting class B ordinary share of a par value of US$[0.0001] in the share capital of the Company and having the rights provided for in these Articles;
“Company”	means World Media and Entertainment Universal Inc., a Cayman Islands exempted company;
“Companies Act”	means the Companies Act (as revised) of the Cayman Islands;
“Designated Stock Exchange”	means the stock exchange in the United States on which any equity securities of the Company are listed for trading;
“Designated Stock Exchange Rules”

means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any equity securities of the Company on the Designated Stock Exchange;

“electronic”

has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”

means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“electronic meeting”	means a general meeting held and conducted wholly and exclusively by virtual attendance and participation by Members and/or proxies by means of electronic facilities;
“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;
“electronic record”

has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Exempt Persons”	means Mr. Calvin Chi Kin Choi and any other Person designated by Mr. Calvin Chi Kin Choi;

Annex C-3

“hybrid meeting”

a general meeting convened for (i) physical attendance by Members and/or proxies at the Principal Meeting Place and where applicable, one or more Meeting Locations and (ii) virtual attendance and participation by Members and/or proxies by means of electronic facilities;

“Independent Directors”	has the same meaning as in the Designated Stock Exchange Rules or in Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended, as the case may be;
“Meeting Location”	has the meaning given to it in Article 76;
“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;
“Non-Voting Preferred Shares”	the non-voting redeemable preferred shares of a par value of US$[0.0001] each in the share capital of the Company and having the rights provided for in these Articles;
“Ordinary Resolution”

means a resolution:

(a)     passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles; or

(b)    approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Voting Ordinary Share”	means a Class A Ordinary Share or a Class B Ordinary Share;
“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;
“Preferred Shares Liquidation Preference”	means US$100,000,000.
“Person”

means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“physical meeting”	a general meeting held and conducted by physical attendance and participation by Members and/or proxies at the Principal Meeting Place and/or where applicable, one or more Meeting Locations;
“Principal Meeting Place”	shall have the meaning given to it in Article 64(2);
“Register”

means the register of Members of the Company and where applicable, any branch register of Members of the Company to be maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time in accordance with the Companies Act;

“Registered Office”	means the registered office of the Company as required by the Companies Act;
“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;
“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

Annex C-4

“Securities Act”

means the Securities Act of 1933 of the United States, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”

means a share in the share capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes or series as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;
“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;
“signed”

means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

“Special Resolution”

means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)     passed by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b)    approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Statutes”	means the Act and every other law of the Legislature of the Cayman Islands for the time being in force applying to or affecting the Company, its Memorandum of Association and/or these Articles;
“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act; and

2.           In these Articles, save where the context requires otherwise:

(a)         words importing the singular number shall include the plural number and vice versa;

(b)         words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)         the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)         reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States;

(e)         reference to a statutory enactment shall include reference to any amendment or re- enactment thereof for the time being in force;

(f)          reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

Annex C-5

(g)         reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(h)         any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(i)          the right of a Member to speak at an electronic meeting or a hybrid meeting shall include the right to raise questions or make statements to the Chairman of the meeting by means of electronic facilities. Such a right shall be deemed to have been duly exercised if the questions or statements may be heard or seen by all persons present at the meeting;

(j)          a reference to a meeting shall mean a meeting convened and held in any manner permitted by these Articles and any Member or Director attending and participating at a meeting by means of electronic facilities shall be deemed to be present at that meeting for all purposes of the Statutes and these Articles, and “attend”, “participate”, “attending”, “participating”, “attendance” and “participation” shall be construed accordingly;

(k)         references to electronic facilities include without limitation website addresses, webinars, webcast, video or any form of conference call systems via telephone, video, web or otherwise;

(l)          where a Member is a corporation, any reference in these Articles to a Member shall, where the context requires, refer to a duly authorised representative of such Member;

(m)        any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, may be satisfied in the form of an electronic signature as defined in the Electronic Transaction Act; and

(n)         Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.           Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.           The business of the Company may be conducted as the Directors see fit.

5.           The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.           The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES

8.           Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)         allot and issue Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and conditions and for such consideration, and at such times as they may from time to time determine;

Annex C-6

(b)         grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c)         grant options with respect to Shares and issue warrants or similar instruments with respect thereto.

9.           The Directors may from time to time authorise the creation of new Classes or series of Shares and the re-designation and re-classification of Shares of any Classes or series into any number of existing or new Classes or series of Shares (including Classes or series of preferred Shares) and any new Classes or series of Shares shall be authorised, created and designated with such rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as may be fixed and determined by the Directors or by an Ordinary Resolution. The Directors may create and issue any new Class or series of Shares with such preferred or other rights, all or any of which may be greater than the rights of the Voting Ordinary Shares and the Non-Voting Preferred Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 18, the Directors may create and issue from time to time, out of the authorised share capital of the Company, series of preferred Shares in their absolute discretion and without approval of the Members; provided, however, before any preferred Shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred Shares, the terms and rights of that series, including:

(a)         the designation of such series, the number of preferred Shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)         whether the preferred Shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)         the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any Shares of any other class or any other series of Shares;

(d)         whether the preferred Shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)         whether the preferred Shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of Shares of any other class or any other series of Shares;

(f)          whether the preferred Shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred Shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)         whether the preferred Shares of such series shall be convertible into, or exchangeable for, Shares of any other class or any other series of preferred Shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)         the limitations and restrictions, if any, to be effective while any preferred Shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing Shares or Shares of any other class of Shares or any other series of preferred Shares;

Annex C-7

(i)          the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional Shares, including additional Shares of such series or of any other class of Shares or any other series of preferred Shares; and

(j)          any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

10.         The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.         The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

12.         Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as a single class on all resolutions submitted to a vote by the Members (including Ordinary Resolutions and Special Resolutions). Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share shall entitle the holder thereof to [twenty] ([20]) votes on all matters subject to vote at general meetings of the Company.

13.         Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company electing conversion and specifying the number of Class B Ordinary Shares that the holder elects to convert into Class A Ordinary Shares.

14.         Any number of Class B Ordinary Shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A Ordinary Shares upon the occurrence of any of the following:

(a)         any direct or indirect sale, transfer, assignment or disposition of such number of Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person other than an Exempt Person;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party that is not an Exempt Person holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares; or

(b)         the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person other than an Exempt Person;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on the issued and outstanding voting securities or the assets of a holder of Class B Ordinary Shares that is an entity to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (b) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third

Annex C-8

party that is not an Exempt Person holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets.

15.         Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected in any manner available under applicable law, including by means of the re-designation and re-classification of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the Register to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

16.         Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

17.         Save and except for voting rights and conversion rights as set out in Articles 12 to 16 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

NON-VOTING PREFERRED SHARES

17A.      Holders of Non-Voting Preferred Shares shall:

(a)         only on any transaction that may result in a Change of Control, be entitled to cast one (1) vote per Non-Voting Preferred Share and shall vote at a separate general meeting of the holders of the Non-Voting Preferred Shares at which meeting the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third (1/3) of the issued Non-Voting Preferred Shares or by a written resolution signed by all holders of Non-Voting Preferred Shares (or of the sole holder, in the event that there is only one holder thereof), and no transaction that may result in a Change of Control may proceed unless and until so approved with the sanction of an Ordinary Resolution passed by the holders of the Non-Voting Preferred Shares or by written resolutions of the holders of the non-Voting Preferred Shares passed in accordance with the above. Save for the above and except as provided the Memorandum of Association or other provisions of these Articles, each Non-Voting Preferred Share shall not be entitled to vote on any other matters subject to a vote at general meetings of the Company;

(b)         not be entitled to any dividends for a period of twelve (12) months following the date of effectiveness of these Articles;

(c)         in the event of a liquidation, winding-up or dissolution of the Company, be entitled, prior and in preference to holders of the Voting Ordinary Shares, to the distribution of the assets of the Company available for distribution in the amount of the Preferred Shares Liquidation Preference (ratably based on the Non-Voting Preferred Shares held by each holder thereof), and the assets (if any) available for distribution after the full distribution of the Preferred Shares Liquidation Preference shall be distributed ratably among holders of the Voting Ordinary Shares;

(d)         be subject to redemption and repurchase of the Non-Voting Preferred Shares after one (1) year of issuance at par value at the option of the Company; and

(e)         not be entitled to be have any Non-Voting Preferred Share redeemed, repurchased or converted into any other class or series of shares at the option of the holder.

MODIFICATION OF RIGHTS

18.         Whenever the share capital of the Company is divided into different Classes and series the rights attached to any such Class or series may, subject to any rights or restrictions for the time being attached to any Class or series, only be materially adversely varied with the consent in writing of the holders of all of the issued Shares of that Class or series or with the sanction of an Ordinary Resolution passed at a separate meeting of the holders of the Shares of that Class or series. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third in nominal or par value amount of the issued Shares of the relevant Class or series (but so that if at any adjourned meeting of such holders a quorum as above defined is not present,

Annex C-9

those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class or series, every Shareholder of the Class or series shall on a poll have one vote for each Share of the Class or series held by him. For the purposes of this Article the Directors may treat all the Classes or series or any two or more Classes or series as forming one Class or series if they consider that all such Classes or series would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes or series.

19.         The rights conferred upon the holders of the Shares of any Class or series issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class or series, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class or series by the Company. The rights of the holders of Shares shall not be deemed to be materially adversely varied by the creation or issue of Class or series of Shares with preferred or other rights including, without limitation, the creation of Class or series of Shares with enhanced or weighted voting rights.

CERTIFICATES

20.         Every Person whose name is entered as a Member in the Register may, without payment and upon its written request, request a certificate within two (2) calendar months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

21.         Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

22.         Any two or more certificates representing Shares of any one Class or series held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1) or such smaller sum as the Directors shall determine.

23.         If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

24.         In the event that Shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

25.         The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class or series is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

26.         The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under

Annex C-10

liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

27.         The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

28.         For giving effect to any such sale the Directors may authorise a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

29.         The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

30.         Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

31.         The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

32.         If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

33.         The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

34.         The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

35.         The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

Annex C-11

FORFEITURE OF SHARES

36.         If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

37.         The notice shall name a further day (not earlier than the expiration of fourteen (14) calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

38.         If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

39.         A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

40.         A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

41.         A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

42.         The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

43.         The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

44.         The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

45.         (a)         The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

(b)         The Directors may also decline to register any transfer of any Share unless:

(i)          the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)         the instrument of transfer is in respect of only one Class or series of Shares;

Annex C-12

(iii)        the instrument of transfer is properly stamped, if required;

(iv)        in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(v)         a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

46.         The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty (30) calendar days in any calendar year.

47.         All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three (3) calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

48.         The legal personal representative of a deceased sole holder of a Share shall be the only Person recognized by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognized by the Company as having any title to the Share.

49.         Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

50.         A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

REGISTRATION OF EMPOWERING INSTRUMENTS

51.         The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

52.         The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes or series and amount, as the resolution shall prescribe.

53.         (1)         The Company may by Ordinary Resolution:

(a)         increase its share capital by new Shares of such amount as it thinks expedient;

(b)         consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

Annex C-13

(c)         subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)         cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

(2)         No alteration may be made pursuant to Article 53(1) or otherwise to the nominal or par value of the Class A Ordinary Shares, the Class B Ordinary Shares or the Non- Voting Preferred Shares unless an identical alteration is made to the nominal or par value of the Class A Ordinary Shares, the Class B Ordinary Shares or the Non-Voting Preferred Shares, as the case may be.

54.         The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

55.         Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)         issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Special Resolution;

(b)         purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or by the Members by Ordinary Resolution, or are otherwise authorised by these Articles; and

(c)         make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

56.         The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

57.         The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

58.         The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

59.         The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

60.         The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

GENERAL MEETINGS

61.         All general meetings other than annual general meetings shall be called extraordinary general meetings.

62.         (a)         The Company may but shall not be obliged to hold a general meeting in each calendar year as its annual general meeting. The Company shall specify an annual general meeting as such in the notices calling the meeting. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations as provided in Article 76, as a hybrid meeting or as an electronic meeting, as may be determined by the Board in its absolute discretion.

(b)         At these meetings the report of the Directors (if any) shall be presented.

Annex C-14

63.         (a)         The Chairman of the Board or the Directors, acting by a resolution of the Board, may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)         A Shareholders’ requisition is a requisition of Members holding at the date of deposit of the requisition Shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding Shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company.

(c)         The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)         If there are no Directors as at the date of the deposit of the Shareholders’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one-half (1/2) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said twenty-one (21) calendar days.

(e)         A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

64.         (1) At least seven (7) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)         in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)         in the case of an extraordinary general meeting, by a majority of the Shareholders having a right to attend and vote at the meeting, present in person or by proxy or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy.

(c)         The notice for any general meeting shall specify the time and date of the meeting and, save for an electronic meeting, the place of the meeting and if there is more than one meeting location as determined by the Board pursuant to Article 76, the principal place of the meeting (the “Principal Meeting Place”). If the general meeting is to be a hybrid meeting or an electronic meeting, the Notice shall state the form of the general meeting and include details of the electronic facilities for attendance and participation by electronic means at the meeting or where such details will be made available by the Company prior to the meeting. The notice shall state the general nature of the business to be discussed at the meeting. Notice of every general meeting shall be given to all Members other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company.

65.         The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

66.         No business except for the appointment of a Chairman for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. One or more Shareholders holding Shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all Shares in issue and entitled to vote at such general meeting,

Annex C-15

present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, shall be a quorum for all purposes; provided, that the presence in person or by proxy of holders of a majority of Class B Ordinary Shares shall be required in any event.

67.         If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

68.         If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

69.         The Chairman of the Board, if any, shall preside as chairman at every general meeting of the Company. The Chairman of the Board (if any) or, if there is more than one Chairman of the Board present, any one of them as may be agreed amongst themselves or failing such agreement, any one of them elected by simple majority of all the Directors present or, if such Chairman of the Board is or are absent or declines to take the chair at such meeting, the deputy chairman or vice chairman (if any) shall take the chair at every general meeting.

70.         If there be no such Chairman of the Board or deputy or vice chairman, or, if at any general meeting none of such Chairman of the Board or deputy or vice chairman is present within fifteen minutes after the time appointed for holding such meeting, or all such persons decline to take the chair at such meeting, the Directors present shall choose one of their number as Chairman of the meeting, and if no Director be present or if all the Directors present decline to take the chair or if the Chairman of the meeting chosen shall retire from the chair, then the Members present shall choose one of their number to be Chairman of the meeting. For the avoidance of doubt, only one person shall take the chair of any general meeting.

71.         The Chairman of the meeting may with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

72.         The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

73.         At any general meeting a resolution put to the vote of the meeting shall be decided by way of a poll and not on a show of hands.

74.         A poll shall be taken in such manner as the Chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

75.         All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

76.         (1)         The Board may, at its absolute discretion, arrange for persons entitled to attend a general meeting to do so by simultaneous attendance and participation by means of electronic facilities at such location or locations (“Meeting Location(s)”) determined by the Board at its absolute discretion. Any Member or any proxy attending and participating in such way or any Member or proxy attending and participating in an electronic meeting or a hybrid meeting by means of electronic facilities is deemed to be present at and shall be counted in the quorum of the meeting.

Annex C-16

              (2)         All general meetings are subject to the following and, where appropriate, all references to a “Member” or “Members” in this sub-paragraph (2) shall include a proxy or proxies respectively:

(a)         where a Member is attending a Meeting Location and/or in the case of a hybrid meeting, the meeting shall be treated as having commenced if it has commenced at the Principal Meeting Place;

(b)         Members present in person or by proxy at a Meeting Location and/or Members attending and participating in an electronic meeting or a hybrid meeting by means of electronic facilities shall be counted in the quorum for and entitled to vote at the meeting in question, and that meeting shall be duly constituted and its proceedings valid provided that the Chairman of the meeting is satisfied that adequate electronic facilities are available throughout the meeting to ensure that Members at all Meeting Locations and Members participating in an electronic meeting or a hybrid meeting by means of electronic facilities are able to participate in the business for which the meeting has been convened;

(c)         where Members attend a meeting by being present at one of the Meeting Locations and/or where Members are participating in an electronic meeting or a hybrid meeting by means of electronic facilities, a failure (for any reason) of the electronic facilities or communication equipment, or any other failure in the arrangements for enabling those in a Meeting Location other than the Principal Meeting Place to participate in the business for which the meeting has been convened or in the case of an electronic meeting or a hybrid meeting, the inability of one or more Members or proxies to access, or continue to access, the electronic facilities despite adequate electronic facilities having been made available by the Company, shall not affect the validity of the meeting or the resolutions passed, or any business conducted there or any action taken pursuant to such business provided that there is a quorum present throughout the meeting.

(d)         if any of the Meeting Locations is not in the same jurisdiction as the Principal Meeting Place and/or in the case of a hybrid meeting, the provisions of these Articles concerning the service and giving of Notice for the meeting, and the time for lodging proxies, shall apply by reference to the Principal Meeting Place; and in the case of an electronic meeting, the time for lodging proxies shall be as stated in the Notice for the meeting.

76A.      The Board and, at any general meeting, the Chairman of the meeting may from time to time make arrangements for managing attendance and/or participation and/or voting at the Principal Meeting Place, any Meeting Location(s) and/or participation in an electronic meeting or a hybrid meeting by means of electronic facilities (whether involving the issue of tickets or some other means of identification, passcode, seat reservation, electronic voting or otherwise) as it shall in its absolute discretion consider appropriate, and may from time to time change any such arrangements, provided that a Member who, pursuant to such arrangements, is not entitled to attend, in person or by proxy, at any Meeting Location shall be entitled so to attend at one of the other Meeting Locations; and the entitlement of any Member so to attend the meeting or adjourned meeting or postponed meeting at such Meeting Location or Meeting Locations shall be subject to any such arrangement as may be for the time being in force and by the Notice of meeting or adjourned meeting or postponed meeting stated to apply to the meeting.

76B.      If it appears to the Chairman of the meeting that:

(a)         the electronic facilities at the Principal Meeting Place or at such other Meeting Location(s) at which the meeting may be attended have become inadequate for the purposes referred to in Article 76(1) or are otherwise not sufficient to allow the meeting to be conducted substantially in accordance with the provisions set out in the Notice of the meeting; or

(b)         in the case of an electronic meeting or a hybrid meeting, electronic facilities being made available by the Company have become inadequate; or

(c)         it is not possible to ascertain the view of those present or to give all persons entitled to do so a reasonable opportunity to communicate and/or vote at the meeting; or

(d)         there is violence or the threat of violence, unruly behaviour or other disruption occurring at the meeting or it is not possible to secure the proper and orderly conduct of the meeting;

Annex C-17

then, without prejudice to any other power which the Chairman of the meeting may have under these Articles or at common law, the Chairman of the meeting may, at his absolute discretion, without the consent of the meeting, and before or after the meeting has started and irrespective of whether a quorum is present, interrupt or adjourn the meeting (including adjournment for indefinite period). All business conducted at the meeting up to the time of such adjournment shall be valid.

76C.      The Board and, at any general meeting, the Chairman of the meeting may make any arrangement and impose any requirement or restriction the Board or the Chairman of the meeting, as the case may be, considers appropriate to ensure the security and orderly conduct of a meeting (including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place, determining the number and frequency of and the time allowed for questions that may be raised at a meeting). Members shall also comply with all requirements or restrictions imposed by the owner of the premises at which the meeting is held. Any decision made under this Article shall be final and conclusive and a person who refuses to comply with any such arrangements, requirements or restrictions may be refused entry to the meeting or ejected (physically or electronically) from the meeting.

76D.      If, after the sending of Notice of a general meeting but before the meeting is held, or after the adjournment of a meeting but before the adjourned meeting is held (whether or not Notice of the adjourned meeting is required), the Board, in its absolute discretion, consider that it is inappropriate, impracticable, unreasonable or undesirable for any reason to hold the general meeting on the date or at the time or place or by means of electronic facilities specified in the Notice calling the meeting, the Board may change or postpone the meeting to another date, time and/or place and/or change the electronic facilities and/or change the form of the meeting (a physical meeting, an electronic meeting or a hybrid meeting) without approval from the Members. This Article shall be subject to the following:

(a)         when only the form of the meeting or electronic facilities specified in the Notice are changed, the Board shall notify the Members of details of such change in such manner as the Board may determine;

(b)         when a meeting is postponed or changed in accordance with this Article, subject to and without prejudice to Article 76, unless already specified in the original Notice of the meeting, the Board shall fix the date, time, place (if applicable) and electronic facilities (if applicable) for the postponed or changed meeting and shall notify the Members of such details in such manner as the Board may determine; further, all proxy forms shall be valid (unless revoked or replaced by a new proxy) if they are received as required by these Articles not less than 48 hours before the time of the postponed meeting; and

(c)         Notice of the business to be transacted at the postponed or changed meeting shall not be required, nor shall any accompanying documents be required to be recirculated, if the business to be transacted at the postponed or changed meeting is the same as that set out in the original notice of general meeting circulated to the Members.

76E.      All persons seeking to attend and participate in an electronic meeting or a hybrid meeting shall be responsible for maintaining adequate facilities to enable them to do so. Subject to Article 76B, any inability of a person or persons to attend or participate in a general meeting by way of electronic facilities shall not invalidate the proceedings of and/or resolutions passed at that meeting.

VOTES OF SHAREHOLDERS

77.         Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall have one (1) vote for each Class A Ordinary Share of which he is the holder and [twenty] ([20]) votes for each Class B Ordinary Share of which he is the holder.

78.         In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

Annex C-18

79.         Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

80.         No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

81.         On a poll votes may be given either personally or by proxy.

82.         Each Shareholder, other than a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a show of hand. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

83.         An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

84.         The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)         not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)         in the case of a poll taken more than forty-eight (48) hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than twenty-four (24) hours before the time appointed for the taking of the poll; or

(c)         where the poll is not taken forthwith but is taken not more than forty-eight (48) hours after it was demanded be delivered at the meeting at which the poll was demanded to the Chairman of the meeting or to the secretary or to any director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The Chairman of the meeting may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

85.         The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

86.         A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

87.         Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or series of Shares or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

Annex C-19

DEPOSITARY AND CLEARING HOUSES

88.         If a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class or series of Shareholders provided that, if more than one Person is so authorised, the authorisation shall specify the number and Class or series of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class or series of Shares specified in such authorisation, including the right to vote individually on a show of hands.

DIRECTORS

89.         (a)         Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (3) Directors, the exact number of Directors to be determined from time to time by the Board of Directors, including not less than two Independent Directors, all of whom should meet the director qualification and eligibility criteria of applicable laws and the applicable Designated Stock Exchange Rules.

(b)          The Directors may from time to time elect or otherwise appoint one or more of them to the office of Chairman of the Board and another to be the deputy or vice chairman (or two or more deputy or vice chairman) of the Board and determine the period for which each of them is to hold office. The Chairman of the Board, or if there is more than one Chairman of the Board present, any one of them as may be agreed amongst themselves or failing such agreement, any one elected by simple majority of all the Directors present, shall preside as chairman at a meeting of the Board, or if such Chairman of the Board is or are absent or declines to take the chair at a meeting of the Board, the deputy or vice chairman (if any) shall preside as chairman at such meeting of the Board, but if no such Chairman of the Board or deputy or vice chairman be elected or appointed, or if at any meeting of the Board none of the Chairman of the Board or deputy or vice chairman is present or all such persons decline to take the chair of such meeting of the Board within five minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be chairman of such meeting. All the provisions of Article 98 shall mutatis mutandis apply to any Directors elected or otherwise appointed to any office in accordance with the provisions of this Article. For the avoidance of doubt, only one person shall take the chair of any meeting of the Board.

(c)         Whenever there is for the time being more than one Director elected or appointed as Chairman of the Board, they shall together be the “Co- Chairmen of the Board” and each of them shall be referred to as “Co-Chairman of the Board” and entitled to discharge separately all the functions and duties of the position to which he is appointed, and references in these Articles to “the “Chairman of the Board” shall, unless the context requires otherwise, be to each of the Directors for the time being elected or appointed to that position.

(d)         The Company may by Ordinary Resolution appoint any person to be a Director.

(e)         The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a vacancy on the Board arising from the office of any Director being vacated in any of the circumstances described in Article 110, or as an addition to the existing Board.

(f)          An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

Annex C-20

90.         A Director may be removed from office by Ordinary Resolution of the Company, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

91.         The Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

92.         A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

93.         The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

94.         The Directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

ALTERNATE DIRECTOR OR PROXY

95.         Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

96.         Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the Chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

97.         Subject to the Companies Act, these Articles and any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

98.         Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed

Annex C-21

by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

99.         The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

100.       The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

101.       The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

102.       The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

103.       The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

104.       The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

105.       Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

106.       The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

107.       The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed

Annex C-22

in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

108.       The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

109.       Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

110.       The office of Director shall be vacated, if the Director:

(a)         becomes bankrupt or makes any arrangement or composition with his creditors;

(b)         dies or is found to be or becomes of unsound mind;

(c)         resigns his office by notice in writing to the Company;

(d)         without leave of absence from the Board, is absent from meetings of the Board for three (3) consecutive meetings and the Board resolves that his office be vacated; or

(e)         is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

111.       The Directors may meet together, either in or outside the Cayman Islands, for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one (1) vote. In case of an equality of votes the Chairman of the Board shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

112.       A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

113.       The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office, including the Chairman of the Board; provided, that a quorum shall nevertheless exist at a meeting at which a quorum would exist but for the fact that the Chairman of the Board is voluntarily absent from the meeting and notifies the Board of his decision to be absent from that meeting, before or at the meeting. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

114.       A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may

Annex C-23

thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the Chairman of the meeting of the Directors, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

115.       A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

116.       Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

117.       The Directors shall cause minutes to be made for the purpose of recording:

(a)         all appointments of officers made by the Directors;

(b)         the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)         all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

118.       When the Chairman of the meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

119.       A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

120.       The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

121.       Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

Annex C-24

122.       A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

123.       All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

124.       A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the Chairman of the meeting or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS

125.       Subject to the Act, these Articles (including but without limitation, Article 17A) and any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

126.       Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

127.       The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

128.       Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

129.       The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

130.       Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

131.       If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

Annex C-25

132.       No dividend shall bear interest against the Company.

133.       Any dividend unclaimed after a period of six (6) calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

134.       The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

135.       The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

136.       The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

137.       The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

138.       The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

139.       Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

140.       The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

141.       The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

142.       Subject to the Companies Act, the Directors may:

(a)         resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)         appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)          paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)         paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

Annex C-26

(c)         make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)         authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)          the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)         the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)         generally do all acts and things required to give effect to the resolution.

143.       Notwithstanding any provisions in these Articles, the Directors may resolve to capitalise an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)         employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b)         any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c)         any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of shares to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

SHARE PREMIUM ACCOUNT

144.       The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

145.       There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

146.       Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or a recognized courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s

Annex C-27

Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

147.       Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognized courier service.

148.       Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

149.       Any notice or other document, if served by:

(a)         post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted;

(b)         facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)         recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)         electronic mail, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

150.       Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

151.       Notice of every general meeting of the Company shall be given to:

(a)         all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)         every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

152.       No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

153.       The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

Annex C-28

INDEMNITY

154.       Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

155.       No Indemnified Person shall be liable:

(a)         for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)         for any loss on account of defect of title to any property of the Company; or

(c)         on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)         for any loss incurred through any bank, broker or other similar Person; or

(e)         for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)          for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

FINANCIAL YEAR

156.       Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31 in each calendar year and shall begin on January 1 in each calendar year.

NON-RECOGNITION OF TRUSTS

157.       No Person shall be recognized by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

158.       If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different Classes or series of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

Annex C-29

159.       If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

AMENDMENT OF ARTICLES OF ASSOCIATION

160.       Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

161.       For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty (30) calendar days in any calendar year.

162.       In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

163.       If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

164.       The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

165.       The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any stock exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

Annex C-30

EXCLUSIVE FORUM

166.       Unless the Company consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and determine any dispute, controversy or claim (including any non-contractual dispute, controversy or claim) whether arising out of or in connection with these Articles or otherwise, including any questions regarding their existence, validity, formation or termination. Without limiting the jurisdiction of the Cayman Courts to hear, settle and determine disputes related to the Company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer, or other employee of the Company to the Company or the Shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of Shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

167.       Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company, or purchasing or otherwise acquiring depositary shares representing the Company’s Shares issued pursuant to relevant deposit agreements, shall be deemed to have notice of and consented to the provisions of this Article and Article 166 above. Without prejudice to the foregoing, if any part of this Article and Article 166 is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected and this Article and Article 166 shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company.

Annex C-31

[RESALE PROSPECTUS ALTERNATE PAGE]

The information in this preliminary prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. Any representation to the contrary is a criminal offense.

PROSPECTUS, DATED            , 2025

PROSPECTUS FOR UP TO            aWME CLASS A ORDINARY SHARES,            aWME
WarraNTS,
AND    aWME CLASS A ORDINARY SHARES UNDERLYING WarraNTS
OF

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL INC.

This prospectus covers the resale by the Initial Shareholders as described in the section entitled “Selling Securityholders,” of up to            aWME Class A Ordinary Shares,            aWME Warrants and            aWME Warrant Shares. Each Initial Shareholder may sell all, some or none of the Resale Securities. World Media and Entertainment Universal Inc. will not receive any proceeds from any such offer or sale by the Initial Shareholders.

The board of directors of Black Spade Acquisition II Co, a Cayman Islands exempted company (“Black Spade II”), has unanimously approved the business combination agreement, dated as of January 27, 2025, by and among Black Spade II, World Media and Entertainment Universal Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands, and WME Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned subsidiary of World Media and Entertainment Universal Inc. (“Merger Sub”) (the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Black Spade II, with Black Spade II surviving the merger (the “Business Combination”). As a result of the Business Combination, and upon consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement (collectively, the “Transactions”), Black Spade II will become a wholly owned subsidiary of World Media and Entertainment Universal Inc., with the shareholders of Black Spade II becoming shareholders of World Media and Entertainment Universal Inc.

Pursuant to the Business Combination Agreement, among other things, prior to the effective time of the Merger (the “Merger Effective Time”), World Media and Entertainment Universal Inc. will re-designate:

•        Each ordinary share of World Media and Entertainment Universal Inc. (other than non-voting ordinary shares) that is not held by AMTD Digital Inc. (“AMTD Digital”) into one Class A ordinary share of World Media and Entertainment Universal Inc. (“aWME Class A Ordinary Share”);

•        Each ordinary share of World Media and Entertainment Universal Inc. (other than non-voting ordinary shares) that is held by AMTD Digital into one Class B ordinary share of World Media and Entertainment Universal Inc. (“aWME Class B Ordinary Share”); and

•        Each non-voting ordinary share of World Media and Entertainment Universal Inc. into one non-voting preferred share of World Media and Entertainment Universal Inc. (“aWME Preferred Share”).

Alt-1

Pursuant to the Business Combination Agreement, immediately after the completion of the re-designation of shares and immediately prior to the Merger Effective Time, World Media and Entertainment Universal Inc. will effect a share consolidation or subdivision such that:

•        Each aWME Class A Ordinary Share will be consolidated or divided into a number of aWME Class A Ordinary Shares equal to the Adjustment Factor (as defined below);

•        Each aWME Class B Ordinary Share will be consolidated or divided into a number of aWME Class B Ordinary Shares equal to the Adjustment Factor; and

•        Each aWME Preferred Share will be consolidated or divided into a number of aWME Preferred Shares equal to the Adjustment Factor (as defined below)

(such actions, collectively, the “Recapitalization”).

The “Adjustment Factor” will be the number resulting from dividing the Per Share aWME Equity Value by $10.00. The “Per Share aWME Equity Value” will be obtained by dividing (a) the equity value of aWME (being $488,000,000) by (b) the aggregate number of ordinary shares of aWME issued and outstanding immediately prior to the Recapitalization.

At the Merger Effective Time and as a result of the Merger:

•        Each Class B ordinary share of Black Spade II, par value $0.0001 per share (“BSII Class B Ordinary Shares”) that is issued and outstanding immediately prior to the Merger Effective Time will be automatically cancelled in exchange for the right to receive one aWME Class A Ordinary Share;

•        Each Class A ordinary share of Black Spade II, par value $0.0001 per share (“BSII Class A Ordinary Share”) that is issued and outstanding immediately prior to the Merger Effective Time (other than such BSII Class A Ordinary Shares that are treasury shares, validly redeemed shares or BSII Dissenting Shares (as defined below)) will be cancelled in exchange for the right to receive one aWME Class A Ordinary Share;

•        Each BSII Class A Ordinary Share that is held as a treasury share will be cancelled and cease to exist;

•        Each issued and outstanding BSII Class A Ordinary Share that is validly redeemed will be cancelled in exchange for the right to be paid a pro rata share of the aggregate amount payable with respect to the exercise of the redemption rights of Black Spade II Shareholders;

•        Each issued and outstanding BSII Class A Ordinary Share that is held by any person who has validly exercised and not effectively withdrawn or lost their right to dissent from the Merger in accordance with Section 238 of the Companies Act (As Revised) of the Cayman Islands (“BSII Dissenting Share”) will be cancelled and carry no right other than the right to receive the payment of the fair value of such BSII Dissenting Share determined in accordance with Section 238 of the Companies Act (As Revised) of the Cayman Islands; and

•        Each issued and outstanding warrant of Black Spade II exercisable for shares of Black Spade II will be exchanged for a corresponding warrant exercisable for aWME Class A Ordinary Shares (“aWME Warrants”).

To provide additional consideration to Black Spade II Public Shareholders, World Media and Entertainment Universal Inc. will make a cash payment equal to $1.25 multiplied by the number of BSII Class A Ordinary Shares held by eligible Black Spade II Public Shareholders on the Closing Date immediately before the Merger Effective Time, which we refer to as the Non-Redemption Payment Amount. In order to be eligible to receive the Non-Redemption Payment Amount, you must: (a) be a Black Spade II Public Shareholder on the Closing Date immediately before the Merger Effective Time and as of the date falling            days after the Closing, (b) have not acquired your BSII Class A Ordinary Shares through a conversion of BSII Class B Ordinary Shares, and (c) never have elected to exercise a redemption right in respect of BSII Class A Ordinary Shares. This additional cash payment will be made no earlier than            days after the Closing Date.

Alt-2

Black Spade II’s BSII Class A Ordinary Shares, units and public warrants are currently listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “BSII,” “BSIIU,” and “BSIIW,” respectively. World Media and Entertainment Universal Inc. is not currently a public reporting company. However, following the effectiveness of the registration statement of which this proxy statement/prospectus is a part and the closing of the Transaction (“Closing”), World Media and Entertainment Universal Inc. will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It is a condition of the consummation of the Business Combination that the aWME Class A Ordinary Shares (including the aWME Warrants Shares) and the aWME Warrants are approved for listing on a qualified stock exchange, which is expected to be Nasdaq (including the Capital Market, Global Market and/or the Global Select Market) or the New York Stock Exchange. World Media and Entertainment Universal Inc. intends to apply for listing of the aWME Class A Ordinary Shares and aWME Warrants on            under the symbols, “            “ and “            ,” respectively, to be effective at the consummation of the Business Combination. While trading is expected to begin on the first business day following the date of completion of the Business Combination, there can be no assurance that World Media and Entertainment Universal Inc.’s securities will be listed on a   or that a viable and active trading market will develop.

In this prospectus, World Media and Entertainment Universal Inc. is registering the resale of up to            aWME Class A Ordinary Shares and            aWME Warrants that will be held by the Selling Securityholders named herein immediately following the completion of the Business Combination, and            aWME Class A Ordinary Shares issuable upon the exercise of the aWME Warrants (“aWME Warrant Shares”). The aWME Class A Ordinary Shares and aWME Warrant Shares that are being registered for resale would constitute            %,            % and            % of the total outstanding aWME Class A Ordinary Shares outstanding following the completion of the Business Combination under the no redemption, 50% redemption and maximum redemption scenarios.

We will not receive any proceeds from the sale of aWME Class A Ordinary Shares or aWME Warrants by the Selling Securityholders pursuant to this prospectus. We will receive proceeds from the exercise of the aWME Warrants for cash, but not from the sale of the aWME Warrants issuable upon such exercise.

Our registration of the securities covered by this prospectus does not mean that the Selling Securityholders will offer or sell any of the aWME Class A Ordinary Shares or aWME Warrants whose resale is being registered hereunder. The Selling Securityholders may offer, sell or distribute all or a portion of such aWME Class A Ordinary Shares and/or aWME Warrants publicly or through private transactions at prevailing market prices or at negotiated prices. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sales. We provide more information about how the Selling Securityholders may sell such aWME Class A Ordinary Shares and aWME Warrants in the section entitled “Plan of Distribution.”

World Media and Entertainment Universal Inc. will be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

On May 21, 2024, the Sponsor purchased 4,312,500 BSII Class B Ordinary Shares (the “Founder Shares”) in exchange for a capital contribution of $25,000 that was paid by the Sponsor for deferred offering costs. The Founder Shares included an aggregate of up to 562,500 shares subject to forfeiture to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the number of Founder Shares would equal, on an as-converted basis, approximately 20% of Black Spade II’s issued and outstanding ordinary shares after Black Spade II’s IPO. On September 26, 2024, the underwriters partially exercised their over-allotment option and purchased an additional 300,000 Units. Due to the partial exercise and the decision to forfeit the remaining option, 487,500 Class B Ordinary Shares were forfeited and the Sponsor subsequently holds 3,825,000 Founder Shares. On August 20, 2024, the Sponsor transferred a total of 630,000 Founder Shares to directors, officers and certain employees of Sponsor’s affiliates, at a price of $0.006 per share. As of December 31, 2024, the Sponsor owned 3,266,217 Founder Shares. The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of (A) six months after the completion of the initial Business Combination or earlier if, subsequent to the initial Business Combination, the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, and (B) the date following the completion of the initial Business

Alt-3

Combination on which Black Spade II completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property. These restrictions do not extend to the aWME Class A Ordinary Shares that the Sponsor will receive in exchange for their Founder Shares as a result of the Merger.

More information about Black Spade II, World Media and Entertainment Universal Inc. and the Business Combination is contained in the accompanying prospectus. Black Spade II and World Media and Entertainment Universal Inc. urge you to read the accompanying prospectus, including the financial statements and annexes and other documents referred to herein, carefully and in their entirety. In particular, you should carefully consider the matters discussed under “Risk Factors” beginning on page 75 of the accompanying prospectus.

The accompanying prospectus is dated            , 2025.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION OR THE SECURITIES TO BE RESOLD BY THE INITIAL SHAREHOLDERS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Alt-4

[RESALE PROSPECTUS ALTERNATE PAGE]

SELLING SECURITYHOLDERS

This section is part of the “resale prospectus” pertaining to the registration under the Securities Act of the resale of (i) up to            aWME Class A Ordinary Shares and            aWME Warrants issued in connection with the Business Combination by the Selling Securityholders, and (ii) up to            aWME Warrant Shares that are issuable upon exercise of such aWME Warrants.

Each Selling Securityholder may sell all, some or none of such aWME Class A Ordinary Shares, aWME Warrants and aWME Warrant Shares they hold. World Media and Entertainment Universal Inc. will not receive any proceeds from any such offer or sale by the Selling Securityholders.

The table below sets forth the names of the Selling Securityholder and the aggregate number of aWME Class A Ordinary Shares (including aWME Warrant Shares) and aWME Warrants that each of the Selling Securityholders may offer for sale pursuant to this prospectus.

	Securities Owned Before the Offering		Securities to be Sold		Securities Owned After the Offering
Name of Selling Securityholders	Ordinary Shares	Warrants	Ordinary Shares	Warrants	Ordinary Shares	Warrants
Black Spade Sponsor LLC II(1)					—	—
Po Yi Patsy Chan(2)					—	—
Russell William Galbut(3)					—	—
Sek Yan Ho(4)					—	—
Wing Hong Sammy Hsieh(5)					—	—
Chung Yik Lee(6)					—	—
Luxi Li(7)					—	—
Robert Steven Moore(8)					—	—
Shing Joe Kester Ng(9)					—	—
Chi Wai Dennis Tam(10)					—	—
Richard Kirby Taylor(11)					—	—
Chiu Yi Zoe Tse(12)					—	—
Yuen Wai Samuel Tsang(13)					—	—
Total					—	—

____________

(1)      Includes            aWME Warrant Shares. (3)            Black Spade Sponsor LLC II, Black Spade II’s sponsor, is the record holder of the shares reported herein. The Sponsor is managed by three managers, each of whom has one vote, and the approval of two of the three managers is required to approve an action of the Sponsor. No individual manager exercises voting or dispositive control over any of the securities held by the Sponsor. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regard to the Sponsor. Based upon the foregoing analysis, no individual manager of the Sponsor exercises voting or dispositive control over any of the securities held by the Sponsor, even those in which he directly holds a pecuniary interest. Accordingly, none of them will be are deemed to have or share beneficial ownership of such shares. The registered office address of Black Spade Sponsor LLC II is Appleby Global Services (Cayman) Limited, PO Box 500, 71 Fort Street, Grand Cayman, KY1-1106, Cayman Islands.

(2)      The address of Po Yi Patsy Chan is Flat A, 27/F, Tower 2, Larvotto, 8 Ap Lei Chau Praya Road, Ap Lei Chau, Hong Kong.

(3)      The address of Russell William Galbut is 800 1st Street Unit 1, Miami Beach, FL 33139.

(4)      The address of Sek Yan Ho is Suite 2902, 29/F, The Centrium, 60 Wyndham Road, Central, Hong Kong.

(5)      The address of Wing Hong Sammy Hsieh is Room 23, Floor 16, Block A, Fontana Garden, Ka Ning Path, Hong Kong.

(6)      The address of Chung Yik Lee is Suite 2902, 29/F, The Centrium, 60 Wyndham Road, Central, Hong Kong.

(7)      The address of Luxi Li is Suite 2902, 29/F, The Centrium, 60 Wyndham Road, Central, Hong Kong.

(8)      The address of Robert Steven Moore is 6250 Hollywood Boulevard, Unit 11I, Los Angeles, CA 90028.

(9)      The address of Shing Joe Kester Ng is Unit A, 4/F, 5-7 Magazine Gap Road, The Peak, Hong Kong.

(10)    The address of Chi Wai Dennis Tam is Suite 2902, 29/F, The Centrium, 60 Wyndham Road, Central, Hong Kong.

(11)    The address of Richard Kirby Taylor is 1/F, 20 Stanley Mound Road, Stanley, Hong Kong.

(12)    The address of Chiu Yi Zoe Tse is Suite 2902, 29/F, The Centrium, 60 Wyndham Road, Central, Hong Kong.

(13)    The address of Yuen Wai Samuel Tsang is Suite 2902, 29/F, The Centrium, 60 Wyndham Road, Central, Hong Kong.

Alt-5

[RESALE PROSPECTUS ALTERNATE PAGE]

PLAN OF DISTRIBUTION

World Media and Entertainment Universal Inc. is registering the offer and resale of            aWME Class A Ordinary Shares,            aWME Warrants and            aWME Warrant Shares issuable upon exercise of such aWME Warrants by the Selling Securityholders from time to time (together the “Resale Securities”). Each Selling Securityholder may sell all, some or none of the Resale Securities. World Media and Entertainment Universal Inc. will not receive any proceeds from any such offer or sale by the Selling Securityholders.

World Media and Entertainment Universal Inc. will bear all costs, expenses and fees in connection with the registration of the securities offered for resale by this prospectus. The Selling Securityholders will bear all incremental selling expenses, including commissions, brokerage fees and other similar selling expenses.

The aWME Securities beneficially owned by the Selling Securityholders covered by this prospectus may be offered and sold from time to time by the Selling Securityholders. The term “Selling Securityholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a Selling Securityholder as a gift, pledge, partnership distribution or other transfer. The Selling Securityholders will act independently of World Media and Entertainment Universal Inc. in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Securityholders may use any one or more of the following methods when disposing of the aWME Securities whose resale is being registered hereunder:

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker-dealer as principal and resale by the broker-dealer for their account;

•        an over-the-counter distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        to or through underwriters or broker-dealers;

•        short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•        through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•        broker-dealers may agree with the Selling Securityholder to sell a specified number of such shares at a stipulated price per share;

•        through trading plans entered into by a Selling Securityholder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•        in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•        a combination of any such methods of sale; and

•        any other method permitted by applicable law.

Alt-6

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 and any shares may be sold in other transactions exempt from registration rather than pursuant to this prospectus.

The Selling Securityholders may, from time to time, pledge or grant a security interest in some or all of the ordinary shares or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares or warrants, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Securityholders to include the pledgee, transferee or other successors in interest as Selling Securityholders under this prospectus. The Selling Securityholders also may transfer the ordinary shares or warrants in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In addition, a Selling Securityholder that is an entity may elect to make an in-kind distribution of securities to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or shareholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of World Media and Entertainment Universal Inc. (or to the extent otherwise required by law), World Media and Entertainment Universal Inc. may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

In connection with the sale of aWME Securities, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares or warrants in the course of hedging the positions they assume. The Selling Securityholders may also sell aWME Securities short and deliver these securities to close out their short positions, or loan or pledge the ordinary shares to broker-dealers that in turn may sell these securities.

Selling Securityholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Selling Securityholder or borrowed from any Selling Securityholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Selling Securityholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling Securityholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

Each of the Selling Securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of ordinary shares or warrants to be made directly or through agents.

The Selling Securityholders and any underwriters, broker-dealers or agents that participate in the sale of the ordinary shares or warrants may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling Securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, aWME Securities to be sold, the names of the Selling Securityholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In effecting sales, broker-dealers or agents engaged by the Selling Securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Securityholders in amounts to be negotiated immediately prior to the sale. In order to comply with the

Alt-7

securities laws of some states, if applicable, the ordinary shares or warrants may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the ordinary shares or warrants may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

World Media and Entertainment Universal Inc. has advised the Selling Securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Securityholders and their affiliates. In addition, to the extent applicable, World Media and Entertainment Universal Inc. will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission, fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds of any offering pursuant to this prospectus and any applicable prospectus supplement.

Alt-8

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers

The laws of the Cayman Islands do not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime.

[The Amended aWME Articles provides that every director (including alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of World Media and Entertainment Universal Inc. (but not including its auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of World Media and Entertainment Universal Inc.’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning World Media and Entertainment Universal Inc. or its affairs in any court whether in the Cayman Islands or elsewhere.]

[World Media and Entertainment Universal Inc. will also be entering into indemnification agreements with its directors and executive officers, pursuant to which World Media and Entertainment Universal Inc. will agree to indemnify each such person and hold him harmless against expenses, judgments, fines and amounts payable under settlement agreements in connection with any threatened, pending or completed action, suit or proceeding to which he has been made a party or in which he became involved by reason of the fact that he is or was World Media and Entertainment Universal Inc.’s director or officer. Except with respect to expenses to be reimbursed by World Media and Entertainment Universal Inc. in the event that the indemnified person has been successful on the merits or otherwise in defense of the action, suit or proceeding, World Media and Entertainment Universal Inc.’s obligations under the indemnification agreements will be subject to certain customary restrictions and exceptions.]

[In addition, World Media and Entertainment Universal Inc. maintains standard policies of insurance under which coverage is provided to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to World Media and Entertainment Universal Inc. with respect to payments which may be made by it to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.]

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, World Media and Entertainment Universal Inc. has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 21.     Exhibits and Financial Statement Schedules

Exhibit Number	Description
2.1

Business Combination Agreement, dated as of January 27, 2025 and among World Media and Entertainment Universal Inc., Black Spade Acquisition II Co, and WME Merger Sub Limited (included as Annex A to the proxy statement/prospectus)

2.2	Form of Plan of Merger (included as Annex B to the proxy statement/prospectus).
3.1	Third Memorandum of Association of World Media and Entertainment Universal Inc. in effect prior to completion of the Business Combination
3.2

Form of Fourth Amended and Restated Memorandum and Articles of Association of World Media and Entertainment Universal Inc. (to be effective upon completion of the Business Combination) (included as Annex C to the proxy statement/prospectus)

3.3	Amended and Restated Memorandum and Articles of Association of Black Spade Acquisition II Co
4.1	Specimen Unit Certificate of Black Spade Acquisition II Co
4.2	Specimen Class A Ordinary Share Certificate of Black Spade Acquisition II Co
4.3	Specimen Warrant Certificate of Black Spade Acquisition II Co
4.4	Warrant Agreement, dated as of August 27, 2024, between Black Spade Acquisition II Co and Continental Stock Transfer & Trust Company
4.5*	Specimen Class A Ordinary Share Certificate of World Media and Entertainment Universal Inc.
4.6*	Specimen Warrant Certificate of World Media and Entertainment Universal Inc.
4.7	Form of Assignment, Assumption and Amendment Agreement by and among Black Spade Acquisition II Co, World Media and Entertainment Universal Inc., and Continental Stock Transfer & Trust Company
4.8	Registration Rights Agreement, dated as of August 27, 2024, by and among Black Spade Acquisition II Co, Black Spade Sponsor LLC II and certain shareholders of Black Spade Acquisition II Co
4.9	Form of Registration Rights Agreement by and among World Media and Entertainment Universal Inc., Black Spade Sponsor LLC II and other parties named therein
5.1*	Opinion of Conyers Dill & Pearman Pte. Ltd. as to validity of ordinary shares of World Media and Entertainment Universal Inc.
5.2*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the warrants of World Media and Entertainment Universal Inc.
10.1	Investment Management Trust Agreement, dated as of August 27, 2024, by and between Continental Stock & Trust Company and Black Spade Acquisition II Co
10.2	Administrative Services Agreement, dated as of August 27, 2024, by and between Black Spade Sponsor LLC II and Black Spade Acquisition II Co
10.3	Letter Agreement, dated as of August 27, 2024, among Black Spade Sponsor LLC II, Black Spade Acquisition II Co and certain security holders
10.4

Sponsor Support Agreement and Deed, dated as of January 27, 2025, by and among World Media and Entertainment Universal Inc., Black Spade Acquisition II Co, Black Spade Sponsor LLC II and other parties named therein

10.5

Shareholder Support and Lock-up Agreement and Deed, dated as of January 27, 2025, by and among World Media and Entertainment Universal Inc., Black Spade Acquisition II Co, and other parties named therein

10.10†††*	World Media and Entertainment Universal Inc. 2025 Share Incentive Plan
10.11*	Form of Indemnification Agreement between World Media and Entertainment Universal Inc. and each executive officer of World Media and Entertainment Universal Inc.
21.1	List of subsidiaries of World Media and Entertainment Universal Inc.
23.1*	Consent of , independent registered accounting firm for Black Spade Acquisition II Co
23.2 *	Consent of Assentsure PAC, independent registered accounting firm for World Media and Entertainment Universal Inc.
23.3*	Consent of Conyers Dill & Pearman Pte. Ltd. (included in Exhibit 5.1)
23.4*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.2)
24.1*	Power of Attorney (included on signature page to the initial filing of the Registration Statement)

Exhibit Number	Description
99.1*	Form of Proxy Card.
99.2*	Consent of Feridun Hamdullahpur to be named as a director
99.3*	Consent of Joanne Shoveler to be named as a director
99.4*	Consent of Samuel Chau to be named as a director
99.5*	Consent of Calvin Choi to be named as a director
107*	Filing Fee Table

____________

*        To be filed by amendment.

†        Schedules and certain portions of the exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of such schedules, or any section thereof, to the SEC upon request.

††      Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

†††    Indicates a management contract or compensatory plan.

Item 22.     Undertakings

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.       any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.      any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.     the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.      any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus shall contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (a) that is filed pursuant to the immediately preceding paragraph, or (b) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, shall be filed as a part of an amendment to the registration statement and shall not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and shall be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in          , on          .

World Media and Entertainment Universal Inc.
By:
Name:
Title:

Each person whose signature appears below constitutes and appoints as an attorney-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments that said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent will do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Chief Executive Officer
Giampietro Baudo	(Principal Executive Officer)
Director
Dr. Feridun Hamdullahpur
Director
Joanne Shoveller
Director
Dr. Calvin Choi
Director and Chief Financial Officer
Samuel Chau	(Principal Financial and Accounting Officer)

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, solely in his capacity as the duly authorized representative of World Media and Entertainment Universal Inc., has signed this registration statement in the City of          , State of          , on          .

By:
Name:
Title: